07065796

ARS

CABLEVISION SYSTEMS CORPORATION

2006 Form 10-K

NYSE: CVC

CABLEVISION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 2 2 2007
WASH. D.C.
160

FORM 10-K

(Mark One)

__X__ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

______ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ________ to _______

Commission File Number	Registrant; State of Incorporation; Address and Telephone Number	IRS Employer Identification No.
1-14764	**Cablevision Systems Corporation** Delaware 1111 Stewart Avenue Bethpage, NY 11714 (516) 803-2300	11-3415180
1-9046	**CSC Holdings, Inc.** Delaware 1111 Stewart Avenue Bethpage, NY 11714 (516) 803-2300	11-2776686

Securities registered pursuant to Section 12(b) of the Act: Title of each class:	Name of each Exchange on which Registered:
Cablevision Systems Corporation	
Cablevision NY Group Class A Common Stock	New York Stock Exchange
CSC Holdings, Inc.	None

Securities registered pursuant to Section 12(g) of the Act:

Cablevision Systems Corporation	None
CSC Holdings, Inc.	None

Indicate by check mark if the Registrants are well-known seasoned issuers, as defined in Rule 405 of the Securities Act.

Cablevision Systems Corporation	Yes ____	No __X__
CSC Holdings, Inc.	Yes ____	No __X__

Indicate by check mark if the Registrants are not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Cablevision Systems Corporation	Yes	___	No	X
CSC Holdings, Inc.	Yes	___	No	X

Indicate by check mark whether the Registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrants were required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Cablevision Systems Corporation	Yes	___	No	X
CSC Holdings, Inc.	Yes	___	No	X

Indicate by a check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrants' knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

Cablevision Systems Corporation	___
CSC Holdings, Inc.	___

Indicate by check mark whether each Registrant is a large accelerated filer, accelerated filer or non-accelerated filer (as defined in Exchange Act Rule 12b-2).

	Large accelerated filer				Accelerated filer				Non-accelerated filer			
Cablevision Systems Corporation	Yes	X	No	___	Yes	___	No	___	Yes	___	No	___
CSC Holdings, Inc.	Yes	___	No	___	Yes	___	No	___	Yes	X	No	___

Indicate by check mark whether the Registrants are shell companies (as defined in Rule 12b-2 of the Exchange Act).

Cablevision Systems Corporation	Yes	___	No	X
CSC Holdings, Inc.	Yes	___	No	X

Aggregate market value of the voting and non-voting common equity held by non-affiliates of Cablevision Systems Corporation computed by reference to the price at which the common equity was last sold on the New York Stock Exchange as of June 30, 2006: $4,707,474,927

Number of shares of common stock outstanding as of February 22, 2007:

Cablevision NY Group Class A Common Stock -	229,121,577
Cablevision NY Group Class B Common Stock -	63,327,303
CSC Holdings, Inc. Common Stock -	11,595,635

Documents incorporated by reference - Cablevision Systems Corporation intends to file with the Securities and Exchange Commission, not later than 120 days after the close of its fiscal year, a definitive proxy statement or an amendment to this report containing the information required to be disclosed under Part II, Item 5 and Part III of Form 10-K filed under cover of Form 10-K/A.

TABLE OF CONTENTS

* Some or all of these items are omitted because Cablevision intends to file with the Securities and Exchange Commission, not later than 120 days after the close of its fiscal year, a definitive proxy statement or an amendment to this report containing the information required to be disclosed under Part II, Item 5 and Part III of Form 10-K filed under cover of Form 10-K/A.

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PART I

Item 1. <u>Business</u>

This combined Annual Report on Form 10-K is separately filed by Cablevision Systems Corporation ("Cablevision") and CSC Holdings, Inc. ("CSC Holdings" and collectively with Cablevision, the "Company" or the "Registrants").

Cablevision Systems Corporation

Cablevision Systems Corporation is a Delaware corporation which was organized in 1997. Cablevision owns all of the outstanding common stock of CSC Holdings and its liabilities consist primarily of $1.5 billion senior notes issued in April 2004. Cablevision has no operations independent of its CSC Holdings subsidiary.

CSC Holdings

CSC Holdings is a Delaware corporation which was organized in 1985 and is one of the largest cable operators in the United States based on the number of basic video subscribers. We also operate cable programming networks, entertainment businesses and telecommunications companies. As of December 31, 2006, we served approximately 3.1 million basic video subscribers in and around the New York City metropolitan area, making us the fifth largest cable operator in the United States based on the number of basic video subscribers. We believe that our cable television systems comprise the largest metropolitan cluster of cable television systems under common ownership in the United States (measured by number of basic video subscribers). Through our wholly-owned subsidiary, Rainbow Media Holdings LLC ("Rainbow Media Holdings"), we own interests in and manage numerous national and regional programming networks, the Madison Square Garden sports and entertainment businesses and cable television advertising sales companies. Through Cablevision Lightpath, Inc. ("Lightpath"), our wholly-owned subsidiary, we provide telephone services and high-speed Internet access to the business market.

We classify our business interests into three segments: Telecommunications Services; Rainbow; and Madison Square Garden.

Our Telecommunications Services segment includes CSC Holdings' cable television business, including its video, high-speed data, Voice over Internet Protocol ("VoIP") and residential telephone services operations and the operations of the commercial telephone and high-speed data services provided by Lightpath.

Our Rainbow segment consists principally of our interests in national programming services - AMC, IFC, WE tv (formerly WE: Women's Entertainment), fuse and VOOM HD Networks and regional programming businesses and investments held by Rainbow Media Holdings including Fox Sports Net Bay Area, Fox Sports Net New England and News 12 Networks, a regional news business in the New York City metropolitan area. Rainbow also includes a local advertising sales representation business.

Our Madison Square Garden segment owns and operates the Madison Square Garden Arena and the adjoining Theater at Madison Square Garden, the New York Knickerbockers professional basketball team, the New York Rangers professional hockey team, the New York Liberty professional women's basketball team, the Hartford Wolf Pack professional hockey team, the regional sports programming networks Madison Square Garden Network and Fox Sports Net New York (collectively, "MSG Networks"), and MSG Entertainment (which operates Radio City Music Hall and the Beacon Theater in New York City under long-term leases). Additionally, Madison Square Garden manages and operates the

Hartford Civic Center and Rentschler Field in Connecticut. Madison Square Garden is a wholly-owned subsidiary of Rainbow Media Holdings.

In addition, we own or have interests in the following businesses and assets:

- the motion picture theater business of Clearview Cinemas, which operates 52 movie theaters containing 258 screens,
- PVI Virtual Media Services LLC, which markets a real time video insertion system that places computer generated electronic images into telecasts of sporting events and other programming, and
- the common stock of the following entities (which we monetized through the execution of prepaid forward contracts, collateralized by an equivalent amount of the respective stock):
    - Comcast Corporation,
    - General Electric Company,
    - Charter Communications, Inc.,
    - Leapfrog Enterprises, Inc., a designer, developer and marketer of technology-based educational products.

Telecommunications Services

General

Cable television is a service that delivers multiple channels of television programming to subscribers who pay a monthly fee for the services they receive. Television signals are received over-the-air, by fiber optic transport or via satellite delivery by antennas, microwave relay stations and satellite earth stations and are modulated, amplified and distributed over a network of coaxial and fiber optic cable to the subscribers' television sets. Cable television systems typically are constructed and operated pursuant to non-exclusive franchises awarded by local and state governmental authorities for specified periods of time.

Our cable television systems offer varying packages of service marketed under the Optimum brand name, which may include, among other programming, local broadcast network affiliates and independent television stations, certain other news, information and entertainment channels such as CNN, CNBC, ESPN, and MTV, and certain premium services such as HBO, Showtime, The Movie Channel, Starz!/Encore and Cinemax. We also offer digital video service, branded "iO, Interactive Optimum," which enables customers to receive video on demand and subscription video on demand services, as well as additional viewing channels.

Our cable television revenues are derived principally from monthly fees paid by subscribers. In addition to recurring subscriber revenues, we derive revenues from the sales of pay-per-view movies and events, video on demand and subscription video on demand program tiers, from the sale of advertising time on advertiser supported programming and from installation and equipment charges. Certain services and equipment provided by substantially all of our cable television systems are subject to regulation. See "Regulation - Cable Television."

We also provide residential high-speed data services using our cable television broadband network. High-speed data services are provided to customers through a cable modem device. The high-speed data service, marketed as "Optimum Online", served approximately 2.0 million subscribers at December 31, 2006 for an overall penetration rate of 44.7% of the homes passed by our cable television network. We believe that our high-speed data service penetration has been driven by superior quality and speed and, in part, by a large number of customers installing the necessary equipment without the need for a service call.

In addition, the Company offers Optimum Voice, VoIP technology services which is offered exclusively to our Optimum Online subscribers. As of December 31, 2006, we provided Optimum Voice services to approximately 1.2 million customers for an overall penetration rate of 26.5% of the homes passed by our cable television network. As of December 31, 2006, we also provided switched residential telephone services to approximately 5,200 subscribers in Long Island, New York and parts of southern Connecticut.

Through Optimum Lightpath, a business broadband service provider, we provide telecommunications services to the business market in the greater New York City metropolitan area. Lightpath provides converged data, Internet and voice solutions to mid-sized and large businesses, hospital systems, municipalities, and school systems.

Optimum Lightpath has built an advanced fiber optic network extending more than 2,700 route miles (131,000 fiber miles) throughout the New York Metropolitan area. Optimum Lightpath provides scalable advanced Metro Ethernet services that support a variety of business applications. Metro Ethernet enables organizations to replace older phone line technology with a single IP based solution that satisfies their telecommunications needs, including voice, video, data and Internet. Because Optimum Lightpath builds its wholly owned fiber optic network directly into customers' office locations, it can deliver its Metro Ethernet services at high speeds (from 10Mbps up to 10Gbps), while offering cost savings over traditional services.

As of December 31, 2006, Lightpath serviced over 2,000 buildings with approximately 127,000 access lines.

The following table sets forth certain statistical data regarding our video, high-speed data and VoIP operations as of the dates indicated.

	As of December 31,		
	2006	2005	2004
Revenue Generating Units:			
Basic Video Customers (1)	3,127,000	3,027,000	2,963,000
iO Digital Video Customers	2,447,000	1,963,000	1,483,000
Optimum Online High-Speed Data Customers	2,039,000	1,694,000	1,353,000
VoIP Customers	1,209,000	731,000	273,000
Residential Telephone Customers	5,000	8,000	9,000
Total Revenue Generating Units	8,827,000	7,423,000	6,081,000
Customer Relationships (2)	3,300,000	3,175,000	3,096,000
Homes Passed by Cable (3)	4,562,000	4,484,000	4,443,000
Penetration:			
Basic Video to Homes Passed	68.5%	67.5%	66.7%
iO Digital to Basic Penetration	78.2%	64.8%	50.1%
Optimum Online to Homes Passed	44.7%	37.8%	30.4%
VoIP to Homes Passed	26.5%	16.3%	6.1%
Average Monthly Revenue per Basic Video Customer ("RPS") (4)	$115.30	$100.46	$88.33

(1) Basic video customers represent each customer account (set up and segregated by customer name and address), weighted equally and counted as one subscriber, regardless of size, revenue generated, or number of boxes, units, or outlets. In calculating the number of customers, the Company counts all customers other than inactive/disconnected customers. Free accounts are included in the customer counts along with all active accounts, but they are limited to a prescribed group such as current and retired Company employees, and free status is not granted to regular customers as a promotion. Such accounts are also not entirely free, as they typically generate revenue through pay-per-view or other services for which they must pay. The Company counts a bulk commercial customer, such as a hotel, as one customer, and does not count individual room units at that hotel. In counting bulk residential customers such as an apartment building, the Company counts each subscribing family unit within the building as one customer, but does not count the master account for the entire building as a customer.

(2) Number of customers who receive at least one of the Company's services, including business modem only customers.

(3) Homes passed represent the estimated number of single residence homes, apartment and condominium units and commercial establishments passed by the cable distribution network in areas serviceable without further extending the transmission lines.

(4) Average monthly revenue per basic video customer is calculated by dividing the GAAP revenues for the Telecommunications Services segment, less the revenue attributable to Lightpath, for the fourth quarter of each year presented by the average monthly number of basic video customers served by the Company's cable television systems for the same period. For purposes of this calculation, both revenue and average number of basic video customers exclude the Company's Lightpath operations because Lightpath's third-party revenues are unrelated to the Company's cable television system customers.

Subscriber Rates and Services; Marketing and Sales

Basic Cable

Our cable television systems offer a government mandated broadcast basic level of service which includes local over-the-air broadcast stations, such as network affiliates (e.g., ABC, NBC, CBS, FOX), and public, educational or governmental channels.

All of our cable television systems also offer an expanded basic package of services, generally marketed as "Family Cable", which includes, among other programming, certain news, information, entertainment, and sports channels such as CNN, AMC, CNBC, Discovery, ESPN and MTV. For additional charges our cable television systems provide certain premium services such as HBO, Showtime, The Movie Channel, Starz!/Encore and Cinemax, which may be purchased either individually or in tiers.

iO, Interactive Optimum

iO, Interactive Optimum, our digital video service, is available to Cablevision's entire service area. We ended 2006 with approximately 2.4 million iO subscribers.

The digital video programming services currently offered to subscribers include:

- over 230 channels of entertainment,
- over 50 additional movie channels including multiple channels ("multiplexes") of HBO, Showtime, Cinemax, Starz!/Encore and The Movie Channel,
- access to over 1,200 titles each month on demand, featuring hundreds of movies, and subscription video on demand programming including HBO On Demand, Showtime On Demand, Cinemax On Demand, and Disney Channel On Demand, Anime On Demand, Howard TV On Demand, Playboy TV on Demand, and here! TV On Demand,
- over 150 hours of special interest programming on demand featuring Mag Rack, a collection of 17 video magazines, plus free on demand programming from Thirteen on Demand, Nick on Demand, WE on Demand, fuse, TV Guide Spot and sportskool,
- 45 channels of uninterrupted commercial-free digital music from Music Choice,
- iO Sports Pak - 10 sports channels featuring college sports, golf, soccer, extreme sports and recreational activities for $4.95 per month,
- optional sports packages from the National Basketball Association ("NBA"), National Hockey League ("NHL"), and college football and basketball,
- iO en espanol- over 30 Spanish language channels including programming from Latin America, the Caribbean, Mexico, and featuring latino, video on demand content,
- 17 channels of international programming from around the world, with channels from Korea, Russia, China, Portugal, Italy, Poland, Japan and India/Southeast Asia,
- 21 channels available in high definition, including local channels such as WCBS, WABC, WNBC, WNYW (FOX), the CW, My9 and WNET (PBS), as well as local sports channels, Madison Square Garden Network, YES Network, SportsNet NY and Fox Sports Net New York. Offerings also include high definition channels from HBO, Cinemax, Showtime, The Movie Channel, Starz!/Encore, Universal, ESPN and INHD. In addition, high definition movies are available on demand for an additional fee,
- a collection of enhanced television applications including News 12 Traffic and Weather (formerly Metro Traffic and Weather) interactive, iO dashboard, iO Showcase, Optimum Autos, and Optimum Homes,
- iO DVR service, giving subscribers the ability to record, pause and rewind live television, currently priced at $9.95 per month, and
- iO Games, a wide variety of interactive games offered in distinct packages including the Arcade Pak, Casino Pak, Variety Pak, and Logic Pak. Each package is currently priced at $4.95 per month.

Packaging of the iO, Interactive Optimum product includes the iO Gold package currently priced at $87.95 per month. iO Gold features over 230 channels, including more than 50 premium movie channels and 21 high definition (HDTV) channels. iO Silver, currently priced at $67.95 per month, includes everything in iO Gold except for NBA TV, Flix and premium movie channels from Showtime, Cinemax and The Movie Channel. The currently priced $9.95 per month iO package (which is included in iO Gold and iO Silver) can be added to any level of cable service and includes an additional 34 digital video channels, 45 digital music channels from Music Choice, and access to video on demand programming, including 'free' on demand programming such as Mag Rack and PBS (Thirteen on Demand) as well as iO's enhanced television services such as iO Games and interactive news and weather sites. Discount pricing is available when iO is combined with other service offerings.

Since our network serving our existing cable television systems is substantially upgraded to provide advanced digital video services, our sales efforts are primarily directed toward increasing our penetration to homes passed for all of our existing services. We market our cable television services through in-person selling, as well as telemarketing, direct mail advertising, promotional campaigns and local media and newspaper advertising.

Optimum Online

Optimum Online is our high-speed Internet access for the home. Optimum Online connects customers to the Internet using the same network that delivers our cable television service. It is significantly faster than digital subscriber line ("DSL") and traditional dial-up services. Optimum Online is available to Cablevision's entire service area.

During 2006, we completed the upgrade of our plant to allow a 50% increase in download speeds to a maximum of 15Mbps downstream (2Mbps upstream) and we have made available two additional levels of service: Optimum Online Boost (30Mbps/2Mbps) and Optimum Online Ultra (50Mbps/50Mbps) to a portion of our service area.

Optimum Online is currently priced at $49.95 per month on an a la carte basis with Optimum Online Boost available for an additional charge of $14.95 per month. Discount pricing is available when Optimum Online is combined with other service offerings.

We ended 2006 with approximately 2.0 million Optimum online subscribers.

Optimum Voice

Optimum Voice is a VoIP service available exclusively to Optimum Online subscribers that offers unlimited local, regional and long-distance calling within the United States, Puerto Rico and Canada with popular calling features at one low, flat monthly rate.

With Optimum Voice, customers can call anywhere within the United States, Puerto Rico and Canada, any time of the day or night, and talk as long as they like at the current price of $34.95 a month. Discount pricing is available when Optimum Voice is combined with other service offerings.

Optimum Voice includes the following premium calling features, plus "My Optimum Voice":

- Enhanced Voicemail
- Call Waiting
- Caller ID
- Caller ID Blocking
- Call Return
- Three-Way Calling
- Call Forwarding
- Anonymous call blocker - blocks all calls to a Voice customer where a calling party does not display their name or number
- Anonymous calling - hides the Voice customer's name and number on all calls they make
- Find me - allows calls to a Voice customer's phone number to ring up to three additional phone lines, such as a cell phone or work number, simultaneously
- Call waiting with caller ID
- Busy Redial

- VIP Ringing - a Voice customer can designate up to a certain number of telephone numbers to ring with a second, distinct ringtone

My Optimum Voice allows customers to easily manage calling features and receive voicemails via the Internet. Customers can view all their call details at their convenience.

We launched Optimum Voice World Call in the second quarter of 2006, which provides flat-rate international calling to anywhere in the world, for $19.95 per month (250 minutes per month).

Optimum Voice is available to Cablevision's entire service area. We ended 2006 with approximately 1.2 million Optimum Voice customers.

Bundled Offers

We offer several promotional packages with discounted pricing to customers who subscribe to one or more of our products as compared to the a la carte prices for each individual product. Our "Optimum Triple Play" family package currently offers iO Interactive Optimum, Optimum Online and Optimum Voice for $29.95 per month for each for the first twelve months when purchased together. Our "Optimum Double Play" package currently offers Optimum Online and Optimum Voice for $29.95 per month for each for the first twelve months when purchased together. We also offer other pricing discounts for certain products that are added to existing service.

System Capacity

Our cable plant network uses state of the art technology including fiber optic cable. The network is a minimum of 750 MHz two-way interactive system offering a minimum of 67 analog, various digital channels, high-speed data and voice services.

Programming

Adequate programming is available to the cable television systems from a variety of sources, including from Rainbow Media Holdings. Program suppliers' compensation is typically a fixed, per subscriber monthly fee (subject to contractual escalations) based, in most cases, either on the total number of basic video subscribers of the cable television systems, or on the number of subscribers subscribing to the particular service. The programming contracts are generally for a fixed period of time and are subject to negotiated renewal. Cable programming costs have increased in recent years and are expected to continue to increase due to additional programming being provided to most subscribers, increased costs to produce or purchase cable programming and other factors.

Franchises

The Company's cable television systems are operated in New York, New Jersey and Connecticut under non-exclusive franchise agreements with state or municipal franchising authorities. Franchise agreements usually require payment of franchise fees and contain regulatory provisions addressing, among other things, upgrades, service quality, cable service to schools and other public institutions, insurance and indemnity bonds. The terms and conditions of cable franchises vary from jurisdiction to jurisdiction. Franchise authorities generally charge a franchise fee of up to 5% of certain of our revenues that are derived from the operation of the system within such locality. The Company generally passes the franchise fee on to its subscribers, listing it as a separate item on the bill.

Franchise agreements are usually for a term of five to fifteen years from the date of grant; most are ten years. Franchises usually are terminable only if the cable operator fails to comply with material provisions, and then only after complying with substantive and procedural protections afforded by federal and state law. As of December 31, 2006, one of our ten largest franchises is expired and we are currently operating in this area under temporary authority. Approximately 58,000 of the Company's basic video customers are in this franchise area. The Company has never lost a franchise for an area in which it operates. Historically, expired franchises have routinely been renewed upon expiration. When a franchise agreement reaches expiration, a franchising authority may seek to impose new requirements, including requirements to upgrade facilities, to increase channel capacity and to provide additional support for local public, education and government access programming. Negotiations can be protracted. Franchise agreements sometimes expire before a renewal is negotiated and finalized. State laws provide that pre-existing franchise terms continue in force during the renewal negotiations until one or both parties seek to pursue "formal" franchise remedies under federal law. Federal law provides significant substantive and procedural protections for cable operators seeking renewal of their franchises. See "Regulation - Cable Television." Despite the Company's efforts and the protections of federal law, it is possible that one or more of the Company's franchises may be subject to termination or non-renewal or we may be required to make significant additional investments in the cable systems in response to requirements imposed in the course of the franchise renewal process.

Rainbow

General

We conduct our programming activities through Rainbow Media Holdings, a wholly-owned subsidiary of CSC Holdings. Rainbow Media Holdings' businesses include ownership interests in national and regional programming networks.

Rainbow Media Holdings' national entertainment programming networks include AMC, WE tv, IFC, fuse, VOOM HD Networks, Mag Rack and sportskool.

Rainbow Media Holdings holds a 50% interest in a regional sports network that provides regional sports programming to the New England area and also has a 60% interest in Fox Sports Net Bay Area, a regional sports network that provides regional sports programming to the San Francisco/Oakland Bay area.

Rainbow Media Holdings owns News 12 which operates regional news networks servicing the New York City metropolitan area and also owns and operates Rainbow Advertising Sales Corporation, a cable television advertising company.

The following table sets forth estimated subscriber information as of December 31, 2006, 2005 and 2004 for Rainbow Media Holdings' programming businesses. These businesses are wholly-owned subsidiaries of Rainbow Media Holdings, except for as noted below.

	Viewing Subscribers [a]		
	2006	2005	2004
		(in thousands)	
Programming and Related Businesses			
National Entertainment Programming Networks:			
AMC	81,100	77,200	76,100
WE tv	52,700	50,900	49,900
IFC	40,100	37,300	34,600
fuse	42,000	35,500	33,100
VOOM HD Networks [b]	300	25	-
Mag Rack	4,700	4,800	2,700
sportskool	20,100	12,300	1,200
Regional Sports Networks:			
Fox Sports Net Bay Area [c]	3,700	3,600	3,600
Fox Sports Net New England [d]	3,900	3,800	3,800
Madison Square Garden Network/Fox Sports Net New York [e]	15,300	14,700	14,000
Regional News Services:			
News12 Services	3,800	3,700	3,300
News12 Traffic and Weather	2,800	2,600	-

(a) Represents the number of subscribers to distributors' systems that receive the referenced programming network.
(b) Rainbow Media Holdings holds an 80% interest in the VOOM HD Networks and EchoStar Communication Corporation holds the remaining 20%.
(c) Rainbow Media Holdings holds a 60% interest in Fox Sports Net Bay Area and News Corporation holds the remaining 40%.
(d) Rainbow Media Holdings holds a 50% interest in Fox Sports Net New England and Comcast holds the remaining 50%.
(e) Madison Square Garden Network and Fox Sports Net New York are part of the Company's Madison Square Garden segment.

National Entertainment Programming Networks

AMC

With a comprehensive library of popular films, AMC offers movie-based entertainment for movie lovers.

AMC is available on cable television and other distribution platforms such as direct broadcast satellite (DBS) in the United States, and in the fourth quarter of 2006, the AMC service was launched by a cable television operator in Canada. It is principally carried on basic or expanded basic tiers for which subscribers do not have to pay a premium to receive the network. Affiliate revenues, which in 2006 accounted for approximately 60% of AMC's net revenues, are based on fees paid by the distributors for the right to carry the programming.

AMC's film library consists of films that are licensed from major studios such as Twentieth Century Fox, Warner Bros., Sony (MGM), NBC Universal, Paramount, and Buena Vista under long-term contracts, with sufficient films under contract as of December 31, 2006 to meet its minimum film programming needs through midyear 2009. AMC generally structures its contracts for the exclusive cable television right to carry the films during identified windows. AMC's programming also includes original series such as *Sunday Morning Shootout, Movies that Shook the World* and *Movies 101.*

WE tv

WE tv is a 24-hour entertainment service oriented to women. The programming features films and original series and specials of particular interest to women.

WE tv has licensed exclusive films and off-network series from major studios such as Twentieth Century Fox, NBC Universal and Warner Bros., as well as independent studios like Miramax and New Line to supplement its slate of original programming. The library has sufficient films licensed under contract as of December 31, 2006 to meet WE tv's minimum film programming needs through approximately midyear 2010. WE tv's acquired series include *Hope and Faith, Dharma & Greg* and *Take This House & Sell It!*. *Bridezillas, Secret Lives of Women, Platinum Weddings* and *John Edward Cross Country* are WE tv's most successful original series.

IFC

IFC was the first network dedicated to independent films and related programming. IFC presents feature-length films (domestically and internationally produced), documentaries, shorts, animation, new works, "cult classics" and originally produced programs which chronicle independent film trends.

IFC's film library includes titles from Rainbow Media Holdings' film production and distribution businesses, as well as from leading independent film studios like Miramax, MGM/UA, Lions Gate and New Line, with sufficient films under contract as of December 31, 2006 to meet its minimum film programming requirements needs through 2008. IFC also features exclusive live coverage of notable international film events like the *Cannes Film Festival* and the *Independent Spirit Awards* as well as original series such as *Greg the Bunny, The Henry Rollins Show, The Minor Accomplishments of Jackie Woodman, Gunslinger Girl* and *Basilisk,* and original documentaries such as *This Film Is Not Yet Rated* and *Yo Soy Boricua.*

fuse

fuse is the nation's only viewer-influenced multi-platform, music television network, featuring music videos, artist interviews, live concerts, series and specials. fuse is a destination for established and emerging artists.

VOOM HD Networks

VOOM HD Networks is currently a suite of 15 channels, produced exclusively in high-definition and marketed for distribution to direct broadcast satellite and cable operators. VOOM HD Networks range from extreme sports and fashion to art and movies. VOOM HD Networks offer: concerts on Rave HD, art and museum tours on Gallery HD, exploration and nature on Equator HD, extreme sports on Rush HD and 24/7 news and weather on HDNews. Currently, the VOOM HD Networks are available only on EchoStar Communications Corporation's ("EchoStar") DISH Network.

In April 2005, subsidiaries of the Company entered into agreements with EchoStar relating to the launch and operation of the business of Rainbow HD Holdings LLC, the Company's VOOM HD Networks, subject to the closing of the sale of our satellite (Rainbow 1) to EchoStar, which occurred in November 2005. Under those arrangements, EchoStar initially distributed a portion of the VOOM HD Networks programming service and, beginning in 2006 began carrying all 15 of the channels included in the programming service. In connection with the arrangements, EchoStar was issued a 20% interest in Rainbow HD Holdings, the Company's subsidiary owning the VOOM HD Networks, and that 20% interest will not be diluted until $500 million in cash has been invested in Rainbow HD Holdings' equity by the Company.

Under the terms of the affiliation arrangements with EchoStar covering the VOOM HD Networks for a 15 year term, if Rainbow HD Holdings fails to spend $100 million per year, up to a maximum of $500 million in the aggregate, on its service offerings, EchoStar may terminate the affiliation agreement. The Company has the right to terminate the affiliation agreement if the VOOM HD Networks are discontinued in the future.

Regional Sports Networks

Rainbow Media Holdings holds a 60% indirect interest in Fox Sports Net Bay Area and a 50% indirect interest in Fox Sports Net New England. Rainbow Media Holdings manages each of these regional sports networks, which are distributed in their respective region in the United States through cable television as well as other distribution platforms such as direct broadcast satellite.

In April 2005, the Company and News Corporation restructured their ownership of Regional Programming Partners. Prior to the April 2005 transaction, Regional Programming Partners was owned 60% by the Company and 40% by News Corporation. As a result of the restructuring, the Company now owns 100% of Madison Square Garden, 100% of Fox Sports Net Chicago (which was shut down in June 2006) and 50% of Fox Sports Net New England. In connection with the restructuring, these businesses extended the terms of their long-term affiliation agreements with National Sports Partners and their advertising representation agreements with National Advertising Partners.

National Sports Partners and National Advertising Partners were owned 50% by the Company and 50% by News Corporation prior to the restructuring. As a result of the restructuring, the Company no longer owns an interest in National Sports Partners, National Advertising Partners, Fox Sports Net Ohio or Fox Sports Net Florida.

The Company and News Corporation continue to own 60% and 40%, respectively, of Fox Sports Net Bay Area through a separate partnership. The Company continues to manage that network. In connection with the restructuring, Fox Sports Net Bay Area extended the terms of its long-term affiliation agreement with National Sports Partners and its advertising representation agreement with National Advertising Partners.

Other Services

Video-On-Demand Services

Rainbow Media Holdings' on-demand services include Mag Rack and sportskool. Mag Rack provides a variety of on-demand special interest television programming on a variety of topics including cars, motorcycles, personal relationships, children's entertainment and music instruction. sportskool features expert sports instruction, coaching and guidance for a wide range of sports and fitness activities. These services are currently offered to Cablevision's subscribers and are also carried by other distributors.

Rainbow Network Communications

Rainbow Network Communications, servicing primarily Rainbow Media Holdings' programming offerings, is a full service network programming origination and distribution company. Its services include origination, transmission, video engineering, uplinking, encryption, affiliate engineering, technology consulting, transponder negotiation, content ordering, quality control and editing. Rainbow Network Communications has a state of the art technology center that consolidates all master control/playback and uplink facilities in one location. This center is fully digital which enables Rainbow Network Communications to process audio and video signals in both standard and high definition.

Film Production and Distribution Businesses

Rainbow leveraged IFC's brand name in 1997 to create IFC Productions, a feature film production company that provides financing for select independent film projects, and in 2000 to create IFC Films, a theatrical distribution company. Historically, IFC Productions has provided financing for the production of such films as *Boys Don't Cry* and *Girlfight*. In 2005, IFC Production's *Me and You and Everyone We Know* won major awards at the Sundance and Cannes Film Festivals and became one of the top 5 grossing films in IFC Production's history. In 2004, *Fahrenheit 9/11*, distributed by IFC Films and Lions Gate, received critical acclaim.

Madison Square Garden

Madison Square Garden is a sports and entertainment company that owns and operates the Madison Square Garden Arena and the adjoining Theater at Madison Square Garden, the New York Knickerbockers professional basketball team, the New York Rangers professional hockey team, the New York Liberty professional women's basketball team, the Hartford Wolf Pack professional hockey team, the Madison Square Garden Network, Fox Sports Net New York and MSG Entertainment (which operates Radio City Music Hall and the Beacon Theater in New York City under long-term leases). Additionally, Madison Square Garden manages and operates the Hartford Civic Center and Rentschler Field in Connecticut. Madison Square Garden is an indirect wholly-owned subsidiary of the Company.

Other Businesses and Assets

Clearview Cinemas operates 52 motion picture theaters containing 258 screens in the New York metropolitan area. Substantially all of the theaters were acquired in transactions completed in 1998 and 1999. A newly constructed five screen theater was opened in November 2006 in South Orange, New Jersey.

An indirect subsidiary of Rainbow Media Holdings owns a 90% interest in an entity, DTV Norwich LLC that holds FCC licenses in 45 metropolitan areas in the United States, including New York, Miami, Los Angeles, and Cleveland, to provide multichannel video distribution and data service ("MVDDS"), which could be used to distribute video, data or other applications to subscribers via terrestrial transmission facilities and rooftop antennas. The Company is not currently utilizing such spectrum.

CSC Holdings holds a 49.9% interest, and certain preferential distribution rights, in Northcoast Communications. Northcoast Communications is controlled by John Dolan, a nephew of Charles F. Dolan and a cousin of James L. Dolan, the Company's Chairman and Chief Executive Officer, respectively. The Company's investment in Northcoast Communications was zero at December 31, 2006 and 2005.

PVI Virtual Media Services LLC is a wholly-owned subsidiary of the Company, which markets a real time video insertion system that through patented technology places computer generated electronic images into telecasts of sporting events and other programming.

We also own 3,724,460 shares of Charter Communications common stock and 14,318,412 shares of Comcast common stock acquired in connection with the sale of certain cable television systems. We also own 12,742,033 shares of General Electric common stock acquired in connection with the sale of our interest in the Bravo programming service and 800,000 shares of Leapfrog Enterprises, Inc. common stock. All of these shares have been monetized pursuant to collateralized prepaid forward contracts.

Competition

Cable Television

Our cable television systems operate in an intensely competitive environment, competing with a variety of other television programming delivery systems, including satellite delivered signals, delivery systems of incumbent telephone companies and broadcast television signals available to homes within our market by over-the-air reception.

DBS. A primary competitor to our cable television systems is direct broadcast satellite (DBS). Two major DBS services, EchoStar and DirecTV, are available to the vast majority of our customers. According to the Federal Communications Commission's most recent (2006) report on video competition, DBS providers serve over 27% of households that subscribe to multichannel video programming services. These services each offer over 300 channels of programming, including programming that is substantially similar to the programming that we offer. Federal laws permit DBS systems to retransmit local broadcast television signals to their customers. This has also enhanced the competitive position of DBS. Our ability to compete with these DBS services is also affected by the quality and quantity of programming available to us and to them. Federal law also generally provides DBS operators with access to all satellite-delivered cable programming services. One of these services, DirecTV, also has exclusive arrangements with the NFL that gives it access to programming that we cannot offer and similar deals for other sporting events have been announced or reported.

Incumbent Telephone Companies. We face intense competition from incumbent telephone companies such as Verizon and AT&T Inc., which have recently begun to offer video programming in addition to their voice and high-speed Internet access services, evidencing their commitment to compete across all of the Company's telecommunications products. Their competitive position has been improved by recent operational, regulatory and legislative advances that they have made. Verizon and AT&T are constructing fiber-based systems designed to provide video programming as well as voice and data services to residential customers in our service area. The attractive demographics of the Company's service territory make this region a desirable location for investment in video distribution technologies by these companies. Verizon has constructed fiber to the home network plant that passes a significant number of households in our service area, though currently less than a quarter of the households according to our estimates. Verizon has obtained authority to provide video service (it already has or needs no authority to provide phone and data services) for a majority of these homes passed, on a statewide basis in New Jersey and through numerous local franchises in New York. Verizon has so far not indicated any plans to offer video service in Connecticut. AT&T has announced the commencement of video programming service in several markets in Connecticut, where it is currently permitted to offer such service without any state authorization. See "Regulation" and "Risk Factors - Pending FCC, Congressional and judicial proceedings may affect our businesses" for a discussion of regulatory and legislative issues. Verizon and AT&T also market DBS services in our service area. Each of these companies has greater financial resources than we do.

OVS. In addition, competitive service providers that utilize the public rights-of-way can operate an "open video system" (OVS) subject only to selected portions of the federal regulations applicable to our cable systems, but still subject to certain local municipal franchising powers. RCN Corporation is authorized to operate OVS systems that may compete with us in New York City.

Other Competitors. Other sources of actual or potential video competition to cable television systems include broadcast television stations, private home dish earth stations, multichannel multipoint distribution services ("MMDS"), which deliver television programming over microwave super-high frequency channels received by subscribers with a special antenna, satellite master antenna television ("SMATV") systems, which like MMDS generally serve large multiple dwelling units under an agreement with the landlord, and new services such as wireless local multipoint distribution service ("LMDS"), and MVDDS. The statutory definition of a cable television system excludes facilities that do not use public rights-of-way. This exempts wireless services from local franchise and other requirements applicable only to cable television system operators. No MVDDS systems have yet been commercially deployed in the United States. Cable television systems also compete with entities that make videotaped movies and programs available for home rental or sale.

Another potential source of competition is the delivery of video programming over the Internet directly to subscribers. There can be no assurance that the provision of video over the Internet or other existing, proposed, or as yet undeveloped technologies will not become dominant in the future and render our cable television systems less profitable or even obsolete.

High-Speed Data

Our high-speed data offering to consumers, Optimum Online, faces intense competition from other providers of high-speed Internet access including services offered by local telephone companies such as Verizon and AT&T. In addition, DBS providers have tested the use of certain spectrum to offer satellite-based high-speed data services and are offering broadband data services via partnerships and marketing arrangements with other providers such as Verizon, AT&T, and Earthlink. The FCC has allocated spectrum for use by licensed and unlicensed providers of wireless broadband service including LMDS, MVDDS, and WiMax, which, if offered within Cablevision's service area, could compete with our high-speed data offering.

VoIP

Our VoIP service, Optimum Voice, faces intense competition from other providers of voice services, including local exchange carriers such as Verizon and AT&T and other competitive providers of voice services, as well as VoIP providers like Vonage that do not own networks but can provide service to any person with a broadband connection from a cable company or other network. Traditional wireline local exchange carriers and wireless providers have established customer relationships and existing network interconnection arrangements, which may give them an advantage in providing VoIP services.

Lightpath

Lightpath operates in the most competitive business telecommunications market in the country and competes against the very largest telecommunications companies - incumbent local exchange carriers ("ILECs"), other competitive local exchange companies and long distance companies. More specifically, Lightpath faces substantial competition from Verizon and AT&T, which are the dominant providers of local telephone and broadband services in their respective service areas, smaller independent ILECs such as Frontier/Citizens and Warwick Valley Telephone Company, and VoIP providers such as Vonage. ILECs have significant advantages over Lightpath, including greater capital resources, an existing fully operational local network, and long-standing relationships with customers.

While Lightpath and the ILECs are competitors, Lightpath must enter into interconnection agreements with each ILEC so that Lightpath's customers can make and receive calls to and from customers served by the ILECs and other telecommunications providers. Federal and state law and regulations require ILECs to enter into such agreements and provide such facilities and services, at prices subject to regulation. The specific price, terms and conditions of each agreement, however, depend on the outcome of negotiations between Lightpath and an ILEC. Agreements are also subject to approval by the state regulatory commissions. Lightpath has entered into interconnection agreements with Verizon for New York, New Jersey and portions of Connecticut and with AT&T for portions of Connecticut, which have been approved by the respective state commissions. Lightpath also entered into interconnection agreements with regional carriers in New York and New Jersey. These agreements, like all interconnection agreements, are for limited terms and are required to be renegotiated, arbitrated and approved subject to the laws in effect at that time.

Lightpath also faces competition from one or more competitive access providers and other new entrants in the local telecommunications and data marketplace, and competitive local exchange carriers ("CLECs"). In addition to the ILECs and CLECs, other potential competitors capable of offering voice and broadband services include electric utilities, long distance carriers, microwave carriers, wireless telephone system operators (such as cellular, PCS, and specialized mobile radio), and private networks built by large end users. A continuing trend toward business combinations and alliances in the telecommunications industry may create stronger competition for Lightpath.

Programming and Entertainment

Rainbow Media Holdings' programming networks operate in highly competitive markets. First, our programming networks compete with other programming networks to obtain distribution on cable television systems and other multichannel video programming distribution systems, such as DBS, and ultimately for viewing by each system's subscribers. Second, our programming networks compete with other video programming distributors, including broadcasters and other programming entities, to secure desired entertainment and sports programming. In each of these markets, some of our competitors are large publicly held companies that have greater financial resources than we do. In addition, Rainbow Media Holdings competes with these entities for advertising revenue.

It is difficult to predict the future effect of technology on many of the factors affecting Rainbow Media Holdings' competitive position. For example, data compression technology has made it possible for most video programming distributors to increase their channel capacity, which may reduce the competition among programming networks and broadcasters for channel space. On the other hand, the addition of channel space could also increase competition for desired entertainment and sports programming and ultimately, for viewing by subscribers. As more channel space becomes available, the position of our programming networks in the most favorable tiers of these distributors would be an important goal. Additionally, video content delivered directly to viewers over the Internet could compete with our programming networks for viewership.

Distribution of Programming Networks

The business of distributing programming networks to cable television systems and other multichannel video programming distributors is highly competitive. Our programming networks face competition from other programming networks for the right to be carried by a particular cable system or other multichannel video programming distribution system, and for the right to be carried on the service tier that will attract the most subscribers. Once our programming network is selected by a cable or other multichannel video programming distribution system for carriage, that network competes for viewers not only with the other channels available on the system, but also with off-air broadcast television, pay-per-view channels and video-on-demand channels, as well as online services, mobile services, radio, print media, motion picture theaters, DVDs, video cassettes and other sources of information, sporting events and entertainment.

Important to our success in each area of competition Rainbow Media Holdings faces are the prices we charge for our programming networks; the quantity, quality and variety of the programming offered on our networks; and the effectiveness of our networks' marketing efforts. The competition for viewers in the context of nonpremium programming networks directly correlates with the competition for advertising revenues with each of our competitors.

Our ability to successfully compete with other programming networks for distribution may be hampered because the cable television systems, DBS services or other systems through which distribution is sought may be affiliated with other programming networks. In addition, because such affiliated cable television systems or DBS services may have a substantial number of subscribers, the ability of such programming networks to obtain distribution on affiliated cable television or DBS services may lead to increased subscriber and advertising revenue for such networks because of their increased penetration compared to our programming networks. Even if such affiliated cable television or DBS operators carry our programming networks, there is no assurance that such cable television or DBS operators would not place their affiliated programming network on a more desirable tier, thereby giving the affiliated programming network a competitive advantage over our own.

New or existing programming networks with affiliations to desired broadcasting networks like NBC, ABC, CBS or FOX may also have a competitive advantage over our networks in obtaining distribution through the "bundling" of agreements to carry those programming networks with the agreements giving the cable system or other distributor the right to carry a broadcast station affiliated with the broadcasting network.

An important part of our strategy involves exploiting identified niches of the viewing audience that are generally well-defined and limited in size. Rainbow Media Holdings has faced and will continue to face increasing competition as other programming networks and online or other services are launched that seek to serve the same or similar niches.

Sources of Programming

We also compete with other programming networks to secure desired programming. Although some of this programming is generated internally through our efforts in original programming, most of our programming is obtained through agreements with other parties that have produced or own the rights to such programming. Competition for this programming will increase as the number of programming networks increases. Other programming networks that are affiliated with programming sources such as movie or television studios, film libraries or sports teams may have a competitive advantage over us in this area.

Competition for Entertainment Programming Sources. With respect to the acquisition of entertainment programming, such as syndicated programs and movies, which are not produced by or specifically for programming networks, our competitors include national commercial broadcast television networks, local commercial broadcast television stations, the Public Broadcasting Service and local public television stations, pay-per-view programs, and other cable programming networks. Some of these competitors have exclusive contracts with motion picture studios or independent motion picture distributors or own film libraries. In the future, Internet-based video content distributors may also emerge as competitors for the acquisition of content or the rights to distribute content.

Competition for Sports Programming Sources. Because the loyalty of the sports viewing audience to a sports programming network is primarily driven by loyalty to a particular team or teams, access to adequate sources of sports programming is particularly critical to our sports networks. Our sports networks compete for local and regional rights for teams or events principally with national or regional cable networks that specialize in or carry sports programming, some of which also own or control, or are owned or controlled by, sports teams or leagues; television "superstations" which distribute sports and other programming by satellite; local and national commercial broadcast television networks; and independent syndicators that acquire and resell such rights nationally, regionally and locally. Some of our competitors may also have ownership interests in, or are owned or controlled by, sports teams, leagues or sports promoters. This gives them an advantage in obtaining broadcast rights for such teams or sports. Owners of distribution outlets such as DBS and cable television systems may also contract directly with the sports teams in their local service areas for the right to distribute games on their systems.

To remain competitive in acquiring rights to sports programming, our sports networks attempt to secure long-term rights agreements with teams, leagues, athletic conferences and other sports program suppliers. Our sports networks, however, are not always successful in doing so, and we cannot be assured that our strategy will enable our sports networks to offer sports programming of the type and in the quantity or quality necessary for such networks to remain competitive. In addition, the increasing amount of sports programming available on a national basis, including pursuant to national rights arrangements (e.g., NBA on ABC, ESPN and TNT and NHL on NBC and vice versa), as part of league-controlled sports networks (e.g., NBA TV and NFL Network), and out-of-market packages (e.g., NBA's League Pass), may have an adverse impact on our competitive position as our sports networks compete for distribution and for viewers.

In the New York market, the two local professional baseball teams have each organized their own cable television networks featuring the games of their teams. This adversely affects the competitive position of our regional sports programming networks in New York by denying or limiting our access to those games for our own networks and subjecting our networks to competition from these team-owned services.

Competition for Advertising Revenue. The financial success of our programming businesses also depends in part upon unpredictable and volatile factors beyond our control, such as viewer preferences, the strength of the advertising market, the quality and appeal of the competing programming and the availability of other entertainment activities. A shift in viewer preferences could cause our programming to decline in popularity, which could cause a decline in advertising revenues and could jeopardize renewal of our contracts with distributors. A decline in available advertising expenditures by advertisers could also cause a decline in advertising revenues regardless of a change in viewer preferences, especially from increased competition by other programmers providing similar programming. In addition, our competitors may have more flexible programming arrangements, as well as greater volumes of production, distribution and capital resources, and may be able to react more quickly to shifts in tastes and interests.

Madison Square Garden - Sports and Entertainment Businesses

In addition to the competition faced by Madison Square Garden's programming networks (as discussed above), Madison Square Garden sports teams' financial success is dependent on their ability to generate advertising sales, paid attendance, luxury box rentals, and food, beverage and merchandise sales. To a large extent, the ability of the teams to build excitement among fans, and therefore produce higher revenue streams, depends on the teams' winning performance, which generates regular season and playoff attendance and luxury box rentals, and which also supports increases in prices charged for tickets, luxury box rentals, and advertising placement. Each team's success is dependent on its ability to acquire highly competitive personnel. The governing bodies of the NBA and the NHL have the power and authority to take certain actions that they deem to be in the best interest of their respective leagues, which may not necessarily be consistent with maximizing the professional sports teams' results of operations. The venues owned and/or operated by Madison Square Garden compete with other entertainment venues in the New York metropolitan area. Competition is affected primarily by the quality of the sports and entertainment offered to consumers and, to a lesser extent, by factors such as price, arena quality and location.

Clearview Cinemas

Clearview Cinemas as a smaller, regional film exhibitor, competes with a number of large theater chains and independent theaters with respect to acquiring licenses to films and attracting patrons. The principal competitive factors in obtaining films from distributors include licensing terms, seating capacity, location, prestige of the theater chain and of the particular theater, quality of projection and sound equipment and the exhibitor's ability and willingness to promote the distributor's films. Most of our competitors are in a stronger competitive position than Clearview Cinemas based upon these factors. We believe that the principal competitive factors in attracting film audiences are the availability of marketable films, the location of theaters, theater comfort and environment, projection and sound quality, level of service and ticket price. The theater exhibition industry also faces competition from other motion picture exhibition delivery systems, such as network, syndicated, pay television, DVD and other home video systems, including the availability of films over the internet.

Regulation

Cable Television

Our cable television systems are subject to extensive federal, state and local regulations. Our systems are regulated under congressionally imposed uniform national guidelines, first set in the Cable Communications Policy Act of 1984 and amended by the Cable Television Consumer Protection and Competition Act of 1992 and the Telecommunications Act of 1996.

The following paragraphs describe the existing legal and regulatory requirements that are most significant to our business today.

Franchising. Regulatory responsibility for local aspects of the cable business such as franchisee selection, system construction, safety, and customer service remains with state and local officials. New York, New Jersey and Connecticut laws provide for comprehensive cable regulation, including approval of transfers of our cable franchises and consumer protection legislation. State and local franchising jurisdiction, however, must be exercised consistently with federal law. Verizon is seeking state legislation in New York that would eliminate the need for, or accelerate, additional local franchises. The Federal Cable Act authorizes states or localities to franchise our cable television systems on a non-exclusive basis but sets limits on their franchising powers. It sets a ceiling on cities and other communities imposing franchise fees of not more than 5% of our gross revenues from our provision of cable television service. It prohibits localities from requiring us to carry specific programming services, and protects us in seeking franchise renewals by limiting the factors a locality may consider and requiring a due process hearing before denial of renewal. Our franchising authorities cannot grant an exclusive cable franchise to us and cannot unreasonably refuse to award an additional franchise to compete with us. The FCC has announced, but not released, a decision that would require municipalities to act more expeditiously on local franchises for competitive providers like Verizon and is intended to limit areas of negotiation that might otherwise slow the franchising process. See "Risk Factors - Pending FCC, Congressional and judicial proceedings may affect our businesses."

Rate Regulation. In some of our cable television systems, the rates for our basic service package are subject to regulation by local franchising authorities in accordance with FCC rules. Local municipalities or state cable television regulators may also regulate the rates we charge for the installation and lease of the equipment used by subscribers to receive the basic service package, including equipment that may also be used to receive other packages of programming, and the installation and monthly use of connections for additional television sets. However, we are permitted to compute our regulated equipment rates by aggregating our costs of broad categories of equipment at the franchise, system, regional or company level.

Rate regulation is by federal law eliminated if one of our cable systems is subject to "effective competition" from another multichannel video programming distributor. We have been successful in obtaining from the FCC such an "effective competition" finding in a number of communities in our market and are currently seeking such a finding in other communities.

Must-Carry/Retransmission Consent. We are required by federal law to carry local broadcast stations ("must-carry"), or, at the option of a local broadcaster, to obtain the broadcaster's prior consent for retransmission of its signal. A substantial number of local broadcast stations currently carried by our cable television systems have elected to negotiate for retransmission consent. Our cable television systems have reached retransmission consent agreements with most broadcast stations they currently carry, but the potential remains for broadcast station carriage to be discontinued if such an agreement is not renewed following its expiration.

Congress has established a "hard" date of February 17, 2009, as the deadline by which broadcasters must relinquish their analog spectrum. No later than February 18, 2009, they must transmit solely in digital format. The FCC has ruled that when a broadcaster completes its transition from analog to digital transmission, only its primary digital video stream will be entitled to must-carry. The FCC has twice found that "dual must carry" rules (requiring cable systems to carry both the analog and digital broadcast signals) would be unconstitutional. The FCC has also ruled that broadcasters may not demand mandatory carriage for other than the primary digital video programming stream. The orders rejecting dual must carry and mandatory "multicasting" are currently subject to petitions for reconsideration pending before the FCC.

Ownership Limitations. Congress has required the FCC to set limits on the number of channels that a cable operator can program with programming services we control, and a national limit on the number of subscribers we can serve. In 2001, a federal appellate court held unconstitutional the FCC's rules establishing a 40% limit on the number of channels of one of our cable television systems that can be occupied by programming services in which we have an attributable interest and a national limit of 30% on the number of multichannel video households that we can serve. The FCC is reviewing its ownership rules in light of that decision.

Set Top Boxes. The FCC requires cable operators to separate security from non-security functions in digital set-top boxes in order to permit the manufacture and sale of these devices by third parties. By July 2007, cable operators themselves must cease providing new digital set-top boxes that integrate security functions with the other capabilities provided by these boxes. The FCC also requires cable operators to allow consumers to connect televisions and other consumer electronics equipment with a slot for a cable security card directly to digital cable systems to enable receipt of one-way digital programming without need for a set-top box. The FCC has granted our request for a limited waiver of the integration ban for our set-top boxes, which rely on a different type of security card for separated security, and has temporarily grandfathered the use of our separate security solution until July 1, 2009.

Network Blackout/Nonduplication. FCC rules require that we black out certain network and sports programming on imported distant broadcast television signals upon request. The FCC also requires that we delete syndicated programming carried on distant signals upon the request of any local television/broadcast station holding the exclusive right to broadcast the same program within our local television market.

PEG and Leased Access. Localities may require free access to public, educational or governmental channels on our systems. We must make a limited number of commercial leased access channels available to third parties (including parties with potentially competitive video services) at regulated rates.

Tiering/A La Carte. Federal law requires us to establish a "basic service" package consisting, at a minimum, of all local broadcast signals that we carry, as well as, if the locality requests, all public, educational and governmental access programming carried by our systems. All subscribers are required to purchase this tier as a condition of gaining access to any other programming that a cable operator provides. We are also required to carry leased access programming on the most widely purchased tier. Federal law does not otherwise dictate the number or nature of programming services carried by a cable operator on each service tier.

Pole Attachments. The FCC has authority to regulate utility company rates for cable rental of pole and conduit space unless states establish preemptive regulations in this area. The states in which our cable television systems operate have adopted such regulations. Utilities must provide cable television systems and telecommunications carriers with nondiscriminatory access to any pole, conduit or rights-of-way controlled by the utility.

The FCC has adopted regulations to govern the charges for pole attachments used by companies providing telecommunications services, including cable operators, and for attachments used by cable operators to provide Internet access services. The states in which we operate have, to date, adopted the FCC regulations, with minor exceptions, although they remain free to adopt other pole attachment rules.

Telemarketing. The FCC and the Federal Trade Commission have adopted rules limiting the telemarketing practices of cable operators.

Privacy. Our collection and disclosure of subscribers' personal information is subject to a variety of Federal and state privacy requirements, including those imposed specifically on cable operators by the Communications Act.

Other FCC Regulation. The FCC regulates us in such areas as technical standards, and emergency alerts. We also are prohibited by the Communications Act from transmitting obscene programming over our cable systems. The FCC is also tasked by Congress to promote compatibility between cable television systems and other consumer electronic equipment. The FCC is currently reviewing proposed standards for compatibility of digital equipment.

The FCC also imposes restrictions on our origination cablecasting channels and imposes rules governing political broadcasts; ownership and control of cable home wiring in single family residences and multiple dwelling units; closed captioning on networks we carry; and limitations on advertising contained in children's programming that we carry.

The FCC requires us to pay annual "regulatory fees" for its services that we may pass on to subscribers. Other fees are assessed for the FCC licenses we hold for business radio, cable television relay systems and earth stations. These fees may not be collected from our subscribers.

Federal Copyright Regulation. We are required to pay copyright royalty fees to receive a statutory compulsory license to carry broadcast television signals. The U.S. Copyright Office has increased our royalty fees from time to time and has, at times, recommended to Congress changes in the statutory compulsory licenses for cable television carriage of broadcast signals. Such changes, if made, could adversely affect the ability of our cable television systems to obtain such programming, and could increase the cost of such programming.

<u>High-Speed Internet</u>

In March 2002, the FCC determined that broadband Internet access services like Optimum Online should be classified as "information services" for regulatory purposes, and the Supreme Court upheld that determination. The FCC has traditionally subjected information services to a lesser degree of regulation than "telecommunications services," which are offered to the public for a fee on a common carrier basis. The FCC has asked whether it should nonetheless require cable operators to provide transmission capacity to unaffiliated Internet service providers. The outcome of the FCC's proceeding could affect the regulatory obligations imposed on Optimum Online, and the extent to which states and local authorities may regulate it or assess fees upon revenues generated by it. The FCC has adopted principles, but not rules, that similarly state that consumers are entitled to access all lawful Internet content using their broadband connections.

Currently, the Communications Act's limitations on our collection and disclosure of cable subscribers' personal information also apply with respect to broadband Internet access service provided by cable operators. Broadband Internet access service is also subject to other federal and state privacy laws applicable to electronic communications. Additionally, the FCC has ruled that providers of broadband Internet access services like Optimum Online must comply with the FCC's regulations implementing the Communications Assistance for Law Enforcement Act ("CALEA"), which requires providers to make their services and facilities accessible for law enforcement intercept requests. The compliance deadline for these providers is May 14, 2007. Various other federal and state laws apply to providers of services that are accessible through Optimum Online, including copyright laws, prohibitions on obscenity, and a ban on unsolicited commercial e-mail. Online content provided by Cablevision is also subject to these laws.

VoIP

The FCC, Congress, and several state commissions are examining issues surrounding the provision of VoIP services like Optimum Voice. In February 2004, the FCC initiated a generic rulemaking proceeding concerning the legal and regulatory implications of IP-based services, including VoIP services. In November 2004, the FCC determined that VoIP services with certain characteristics, including cable-provided VoIP services, are interstate services subject to federal rather than state jurisdiction. The FCC's determination has been appealed to a federal court of appeals. Although the FCC has not concluded its generic rulemaking proceeding, it has applied some regulations to VoIP service providers like Optimum Voice that have certain characteristics (these services are known as "interconnected VoIP services"). There are several other proceedings pending in which the FCC is reviewing the application of additional regulations to VoIP services. The outcome of the FCC's generic proceeding or other pending proceedings could affect the regulatory obligations imposed on Optimum Voice.

Emergency 911 Services. In June 2005, the FCC determined that interconnected VoIP services are required to provide enhanced 911 emergency services to their customers and must obtain affirmative acknowledgements that their customers understand the potential limitations of emergency 911 services offered in connection with interconnected VoIP services. The FCC ruled that interconnected VoIP service providers were not permitted to further market their services unless they could provide 911 services and obtain all necessary acknowledgements from existing and new customers.

CALEA. In May 2006, the FCC determined that interconnected VoIP service providers must comply with CALEA. Interconnected VoIP service providers like Optimum Voice are required to be compliant by May 14, 2007.

Universal Service. The FCC decided in June 2006 that interconnected VoIP services such as Optimum Voice should be required to contribute to the universal service fund on an interim basis. The amount of universal service contribution for interconnected VoIP service providers is based on a percentage of revenues earned from end user interstate services. The FCC developed three alternatives under which an interconnected VoIP service provider may elect to calculate its universal service contribution: (1) an interim safe harbor that assumes 64.9% of the provider's end user revenues are interstate; (2) a traffic study, which has been pre-approved by the FCC, to determine an allocation for interstate end user revenues; or (3) actual interstate and international end user revenues. If an interconnected VoIP service provider calculates its universal service contributions based on its actual percentage of interstate calls, the interstate classification of the service might no longer apply, in which case the interconnected VoIP service provider could be subject to regulation by each state in which it operates as well as federal regulation.

Other Services

Cablevision provides other services and features over its cable system, such as games and interactive advertising, that may be subject to a range of federal, state, and local laws such as privacy and consumer protection regulations. Cablevision also maintains various websites that provide information and content regarding its businesses and offer merchandise for sale. The operation of these websites is also subject to a similar range of requirements.

Telecommunications Services

The Telecommunications Act of 1996 was enacted to remove barriers to entry in the local telephone market that continues to be monopolized by the Bell Operating Companies ("BOCs") and other ILECs by preempting state and local laws that restrict competition and by requiring ILECs to provide competitors, such as cable operators and long distance companies, with nondiscriminatory access and interconnection to the BOC and ILEC networks and access to certain portions of their communications networks (known as network elements) at cost-based rates. The 1996 Telecommunications Act entitles our Lightpath subsidiary to certain rights, but as a telecommunications carrier, it also subjects Lightpath to regulation by the FCC and the states. Lightpath's designation as a telecommunications carrier also results in other regulations that may affect Lightpath and the services it offers.

Interconnection and Intercarrier Compensation. The 1996 Telecommunications Act requires Lightpath to interconnect directly or indirectly with other telecommunications carriers. In some cases, interconnecting carriers must compensate each other for the transport and termination of calls on their network (*i.e.*, intercarrier compensation). Accordingly, Lightpath is entitled, in some cases, to compensation from carriers when it terminates their originating calls on its network and in other cases is required to compensate another carrier for utilizing that carrier's network to terminate traffic. The FCC has adopted limits on the amounts of compensation that may be charged for certain types of traffic.

Universal Service. Lightpath is required to contribute to federal and state universal service funds. Currently, the FCC assesses Lightpath for payments and other subsidies on the basis of a percentage of interstate revenue it receives from certain customers. The FCC has placed limits on the mark-up carriers may place on the universal service line items on their customer bills. States may also assess such payments and subsidies for state universal service programs.

Other Federal Regulation. Lightpath is also subject to other FCC requirements in connection with the interstate long distance services it provides, including the payment of fees to fund the Telecommunication Relay Services fund, local number portability administration, the North American Numbering Plan, and the payment of regulatory fees to support the FCC.

CPNI and Marketing Restrictions. Lightpath is required to comply with the FCC's rules restricting use of customer proprietary network information ("CPNI"), which includes obtaining permission in certain cases prior to utilizing a customer's information to market service. Lightpath's communications with its customers are subject to FCC, Federal Trade Commission, and state regulations on telemarketing, the sending of commercial e-mail messages, and the sending of commercial fax messages.

State Regulation. Lightpath is also subject to regulation by the state commissions in each state in which it provides service. In order to provide service, Lightpath must seek approval from each such state commission and may at times require local approval to construct facilities. Lightpath is currently authorized and provides service in New York, Connecticut, and New Jersey. Lightpath's regulatory obligations vary from state to state and include some or all of the following requirements: filing tariffs (rates, terms and conditions); filing operational, financial, and customer service reports; seeking approval to transfer the assets or capital stock of the telephone company; seeking approval to issue stocks, bonds, and other forms of indebtedness of the telephone company; reporting customer service and quality of service requirements; making contributions to state universal service support programs; geographic build-out; and other matters relating to competition.

Programming and Entertainment

Cable television programming networks, such as those owned by Rainbow Media Holdings, are regulated by the FCC in certain respects if they are affiliated with a cable television system operator like Cablevision. Other FCC regulations, although imposed on cable television operators and satellite operators, affect programming networks indirectly.

Closed Captioning and Advertising Restrictions on Children's Programming. Certain of Rainbow Media Holdings' networks must provide closed-captioning of programming for the hearing impaired, and its programming and Internet websites intended primarily for children 12 years of age and under must comply with certain limits on advertising.

Indecency and Obscenity Restrictions. Cable operators and other distributors are prohibited from transmitting obscene programming, and our affiliation agreements generally require us to refrain from including such programming on our networks.

Program Access. The "program access" provisions of the Federal Cable Act generally require us to make Rainbow Media Holdings' satellite-delivered video programming available to competing multichannel video programming providers, such as DBS providers and telephone companies on nondiscriminatory prices, terms and conditions, subject to certain exceptions specified in the statute and the FCC's rules. Rainbow Media Holdings cannot have exclusive contracts with cable operators for these services. The program-access rules do not generally cover terrestrially-delivered programming created by cable-system affiliated programmers such as Rainbow Media Holdings.

Effect of "Must-Carry" Requirements. The FCC's implementation of the statutory "must-carry" obligations requires cable and DBS operators to give broadcasters preferential access to channel space. This reduces the amount of channel space that is available for carriage of Rainbow Media Holdings' networks by cable television systems and DBS operators.

Satellite Carriage. All satellite carriers must under federal law offer their service to deliver Rainbow Media Holdings and its competitor programming networks on a nondiscriminatory basis (including by means of a lottery). A satellite carrier cannot unreasonably discriminate against any customer in its charges or conditions of carriage. Numerous competing satellite services today provide transponders that Rainbow Media Holdings could use to deliver its programming networks.

MVDDS

An indirect subsidiary of Rainbow Media Holdings owns a 90% interest in an entity that holds MVDDS licenses in 45 metropolitan areas including New York, Miami, Los Angeles, and Cleveland. These licenses are for a 10 year term, with a renewal expectancy based on a showing of "substantial service" within each of these market areas at the end of 5 and 10 years into the license period. The FCC's rules prohibit the Company from holding more than a 20% interest in the MVDDS license in the New York market because of common ownership with the Company's cable systems there. Absent a waiver of this restriction by the FCC, the Company would need to divest all or a sufficient portion of its investment in the New York City MVDDS license to comply with the restriction. On October 18, 2006, the FCC granted a one-year extension, until October 18, 2007, for the Company to come into compliance with the FCC's ownership restrictions. We cannot provide any assurance that the FCC would grant a further waiver necessary for the Company to retain its interest in the New York license.

Employees and Labor Relations

As of December 31, 2006, we had 13,938 full-time, 2,280 part-time and 5,857 temporary employees of which 508, 1,214 and 3,476, respectively, were covered under collective bargaining agreements. We believe that our relations with employees are satisfactory.

Our Internet address is www.cablevision.com and the investor relations section of our web site is located at http://www.cablevision.com/index.jhtml?pageType=investor. We make available free of charge, on or through the investor relations section of our web site, annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as well as proxy statements, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the U.S. Securities and Exchange Commission.

Item 1A. Risk Factors

Government investigations and litigation relating to stock option matters are pending, the scope and outcome of which could have a negative impact on the price of our securities and our business.

On August 8, 2006 the Company disclosed that, based on a voluntary review of past practices in connection with grants of stock options and stock appreciation rights ("SARs"), we had determined that the grant date and exercise price assigned to a number of our stock option and SAR grants during the 1997-2002 period did not correspond to the actual grant date and the closing price of our common stock on the actual grant date. In such cases, the date assigned to the grant corresponded to the date of a unanimous written consent executed by the members of the compensation committee of the Company's Board of Directors, but the date of that consent did not correspond to the actual date of the grant. In nearly all such cases, the stock price on the assigned date was lower, sometimes substantially lower, than the price on the date the award was actually granted. At all relevant times, the Company's stock plan required that the exercise price of options be not less than the fair market value per share of the Company's common stock on the date of grant. In addition, two awards of options and one option modification were also incorrectly accounted for as having been granted to employees or modified for employees. One of these two awards was to the Company's former compensation consultant (which was subsequently cancelled in 2003) and the other award related to an executive officer whose death occurred after the stated grant date of the award and before the actual grant date. As a result, the Company restated its consolidated financial statements for 1997 through March 31, 2006 as reported in its amended 2005 Form 10-K and its amended March 31, 2006 Form 10-Q filed with the SEC on September 21, 2006. In addition, the Company notified the Internal Revenue Service of the stock option review and provided the IRS an adjustment to reduce the Company's net operating loss carry forward by $86.2 million for all tax years through December 31, 2004 and in connection with the Company's filing of its 2005 tax return, the net operating loss was further reduced by $2.2 million. We have advised the SEC and the U.S. Attorney's Office for the Eastern District of New York of these matters and each has commenced an investigation. We received a grand jury subpoena from the U.S. Attorney's Office for the Eastern District of New York seeking documents related to the stock options issues. We received a document request from the SEC relating to its informal investigation into these matters. We are cooperating fully with such investigations and intend to continue to do so. In addition, purported derivative lawsuits (including one purported combined derivative and class action lawsuit) relating to our past stock option and SAR grants have been filed. On October 27, 2006, the Board of Directors established a special litigation committee of the Board, consisting of two newly appointed directors. The special litigation committee was given responsibility to review and analyze the facts and circumstances surrounding claims that have been raised in the options litigation in which the Company has been named as a nominal defendant, and which purport to have been brought derivatively on behalf of the Company. The special litigation committee has full and sole authority to consider and determine whether or not prosecution of such claims is in the best interests of the Company and its shareholders, and what actions the Company should take with respect to the cases. We are unable to predict the outcome of these government investigations and lawsuits but such matters will result in substantial legal and other defense costs, have occupied and will continue to occupy the time and attention of our management team and could have a material adverse impact on us and our stock price, including increased stock price volatility, and could negatively impact our business and our ability to raise additional funds in the future.

We have substantial indebtedness and we are highly leveraged, which reduces our capability to withstand adverse developments or business conditions.

We have incurred substantial amounts of indebtedness to finance operations, to upgrade our cable plant and acquire other cable television systems, programming networks, sources of programming and other businesses. We also have incurred indebtedness in order to offer our new services to our current and potential customers. We have also incurred substantial debt to pursue activities outside our core businesses such as our acquisitions of the Wiz, Clearview Cinemas and our development of Rainbow DBS. In 2006, CSC Holdings incurred $3.5 billion of debt, approximately $3.0 billion of which was distributed to Cablevision to fund a $10 per share dividend on its common stock and approximately $414 million of which was used to repay existing indebtedness, including interest, fees and expenses. We may continue to incur substantial amounts of debt in the future. At December 31, 2006, our total indebtedness aggregated approximately $12.5 billion. Because of our substantial indebtedness, we are highly leveraged and we will continue to be highly leveraged. This means that our payments on our borrowings are significant in relation to our revenues and cash flow. This leverage exposes us to significant risk in the event of downturns in our businesses (whether through competitive pressures or otherwise), in our industries or in the economy generally, because although our cash flows would decrease in this scenario, our required payments in respect of indebtedness will not.

Our financial statements reflect substantial losses from continuing operations and a significant stockholders' deficiency, and we expect that our net losses, absent one-time gains, may continue and remain substantial for the foreseeable future, which may reduce our ability to raise needed capital.

We reported losses from continuing operations of $133.0 million, $127.5 million and $486.0 million for the years ended December 31, 2006, 2005 and 2004, respectively. Our losses from continuing operations primarily reflect our high interest expense, our preferred stock dividends (through May 2004) and depreciation and amortization charges, which may continue to be significant. Our continuing losses may limit our ability to raise needed financing, or to do so on favorable terms, as those losses are taken into account by the organizations that issue investment ratings on our indebtedness.

A lowering or withdrawal of the ratings assigned to our debt securities by ratings agencies may further increase our future borrowing costs and reduce our access to capital.

Our debt ratings are below the "investment grade" category, which results in higher borrowing costs as well as a reduced pool of potential purchasers of our debt as some investors will not purchase debt securities that are not rated in an investment grade rating category. In addition, there can be no assurance that any rating assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency, if in that rating agency's judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. A lowering or withdrawal of a rating may further increase our future borrowing costs and reduce our access to capital. All of Cablevision's, CSC Holdings' and RNS' ratings were placed on creditwatch with negative implications and review for downgrade by both Standard & Poor's and Moody's twice during 2006 as a result of the stock option review and subsequent non-compliance with the financial reporting and other information delivery requirements under the Company's debt instruments and also following the announcement of the Dolan Family Group proposal. While neither occurrence resulted in any downgrades to our ratings and we are no longer on creditwatch, there can be no assurance that this will not occur again.

Our financial performance may be harmed by the significant and credible risks of competition in our cable television, high-speed data and voice businesses.

Competition in our various business segments could adversely affect our business and financial results and our ability to service our debt. Our cable systems compete with a variety of video programming distribution systems, including broadcast television stations, direct broadcast satellite systems, incumbent telephone companies, multichannel multipoint distribution services, satellite master antenna television systems, private home dish earth stations, and OVS operators like RCN. We face intense competition from incumbent telephone companies such as Verizon and AT&T, which have recently begun to offer video programming in addition to their voice and high-speed Internet access services, evidencing their commitment to compete across all of the Company's telecommunications products. Their competitive position has been improved by recent operational, regulatory and legislative advances that they have made. Verizon and AT&T are constructing fiber-based systems designed to provide video programming as well as voice and data services to residential customers in our service area. The attractive demographics of the Company's service territory make this region a desirable location for investment in video distribution technologies by these companies. This intense competition could lead to pressure upon our pricing of telecommunications services, our ability to add or retain customers and our ability to expand services purchased by our customers. Cable systems also compete with the entities that make videotaped movies and programs available for home rental or sale. Actual or potential video competition to cable systems is also possible from the delivery of video programming over the Internet directly to subscribers, and wireless technologies, including LMDS and MVDDS.

Our high-speed data offering to consumers faces intense competition from other providers of high-speed Internet access including services offered by local telephone providers such as Verizon and AT&T. These lines may also be used to offer video programming in competition with our cable systems. In addition, DBS providers have tested the use of certain spectrum to offer satellite-based high-speed data services and are offering broadband data services via partnerships and marketing arrangements with other providers such as Verizon, AT&T and Earthlink. The FCC has allocated spectrum for use by licensed and unlicensed providers of wireless broadband service, including LMDS, MVDDS, and WiMax, which, if offered within Cablevision's service area, could compete with our high-speed data offering.

Our voice service offerings to consumers face intense competition from other providers of voice services, including local exchange carriers such as Verizon and AT&T and other competitive providers of voice services, as well as VoIP providers like Vonage.

Our ability to meet our obligations under our indebtedness may be restricted by limitations on our subsidiaries' ability to send us funds.

Our principal subsidiaries include various entities that own cable television systems or own interests in programming networks. Our ability to pay interest on and repay principal of our outstanding indebtedness is dependent primarily upon the operations of our subsidiaries and the distributions or other payments of the cash they generate to us in the form of dividends, loans or advances. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on our public indebtedness or to make any funds available to us to do so. RNS is a party to a credit agreement and indentures that contain various financial and operating covenants that restrict the payment of dividends or other distributions. In addition, our subsidiaries' creditors, including trade creditors, in the event of a liquidation or reorganization of any subsidiary, would be entitled to a claim on the assets of such subsidiaries, including any assets transferred to those subsidiaries, prior to any of our claims as a stockholder. Creditors of our subsidiaries are likely to be paid in full before any distribution is made to us. To the extent that we are a creditor of a subsidiary, our claims would be subordinated to any security interest in the assets of that subsidiary and/or any indebtedness of that subsidiary senior to that held by us.

Our ability to incur debt and the use of our funds are limited by significant restrictive covenants in financing agreements.

Our credit facilities and debt instruments contain various financial and operating covenants that, among other things, require the maintenance of financial ratios and restrict the relevant borrower's ability to incur debt from other sources and to use funds for various purposes, including investments in some subsidiaries. Violation of these covenants could result in a default that would permit the parties who have lent money under such credit facilities and such other debt instruments to:

- restrict the ability to borrow undrawn funds under such credit facilities, and
- require the immediate repayment of the borrowings thereunder.

These events would be likely to have a material adverse effect on the value of our debt and equity securities.

We will need to raise significant amounts of funding over the next several years to fund capital expenditures, repay existing obligations and meet other obligations and the failure to do so successfully could adversely affect our business.

Our business is very capital intensive. Operating and maintaining our cable television plant requires significant amounts of cash payments to third parties. Capital expenditures for our businesses were $886.3 million $769.3 million, and $697.5 million in 2006, 2005 and 2004, respectively, and primarily include payments for consumer premises equipment, such as new digital video cable boxes and modems, as well as infrastructure and maintenance expenditures on our cable and Lightpath telecommunications network, in addition to the capital requirements of our other businesses. We expect these capital expenditures to continue to be significant over the next several years, as we continue to market our video, high-speed data and voice services to our customers. Some of our subsidiaries have substantial future capital commitments in the form of long-term contracts that require substantial payments over a long period of time. For example, rights agreements with sports teams under which their games are carried on the networks of certain of our programming subsidiaries almost always involve multi-year contracts that are difficult and expensive to terminate. In addition, if we fail to spend the requisite amounts under our affiliation agreement with EchoStar, up to a maximum of $500 million during the 2005-2010 period in our VOOM HD Networks programming business, EchoStar may terminate the affiliation agreement. We also face the need to renovate our Madison Square Garden Arena in the next several years or pursue a relocation alternative either of which would require significant funding. We will not be able to generate sufficient cash internally to both meet these obligations and repay our indebtedness at maturity. In that regard, we also have maturing debt obligations (excluding collateralized indebtedness) of approximately $3.0 billion over the 2007-2009 period. Accordingly, we will have to do one or more of the following:

- refinance existing obligations to extend maturities,
- raise additional capital, through debt or equity issuances or both,
- cancel or scale back current and future spending programs, or
- sell assets or interests in one or more of our businesses.

However, you should not assume that we will be able to refinance existing obligations or raise any required additional capital or to do so on favorable terms. If we are unable to pursue our current and future spending programs, we may be forced to cancel or scale back those programs. Our choice of which spending programs to cancel or reduce may be limited. Failure to successfully pursue our capital expenditure and other spending plans could materially and adversely affect our ability to compete effectively.

Government investigations relating to improper expense recognition and the timing of recognition of launch support, marketing and other payments under affiliation agreements are pending, the scope and outcome of which could have a negative impact on the price of our securities and our business.

In June 2003, we reported that we had discovered certain improper expense accruals primarily at the national programming services of our Rainbow segment. Following that announcement, investigations were commenced by the SEC and the U.S. Attorney's Office for the Eastern District of New York. In addition, in July 2004, in connection with our response to comments of the staff of the Division of Corporation Finance of the SEC with respect to our filings under the Securities Exchange Act of 1934, we provided the SEC with information with respect to certain of our previous restatements/adjustments relating to the timing of recognition of launch support, marketing and other payments under affiliation agreements. The SEC is continuing to investigate the improper expense recognition matter and the timing of recognition of launch support, marketing and other payments under affiliation agreements. The matter has occupied and will continue to occupy the time and attention of our management team. We are cooperating fully and intend to continue to do so. Any adverse developments in connection with this matter, including a determination that we have acted improperly, could have a material adverse effect on our stock price, including increased stock price volatility and could negatively impact our business and our ability to raise additional funds in the future.

Programming costs of our cable television systems are increasing and we may not have the ability to pass these increases on to our subscribers.

Programming costs paid by our cable television systems are one of our largest categories of expenses. These costs have increased rapidly and are expected to continue to increase, particularly with respect to costs for sports programming. We may not be able to pass programming cost increases on to our subscribers due to the increasingly competitive environment. If we are unable to pass these increased programming costs on to our subscribers, our operating results would be adversely affected.

We face intense competition in obtaining content for our programming businesses.

Rainbow Media Holdings' programming businesses compete with other programming networks to secure desired programming. Most of Rainbow Media Holdings' programming is obtained through agreements with other parties that have produced or own the rights to such programming. Competition for and choices of programming will increase as the number of programming networks increases. Other programming networks that are affiliated with programming sources such as movie or television studios, film libraries or sports teams may have a competitive advantage over Rainbow Media Holdings in this area.

The success of our programming businesses depends upon the availability of programming that is adequate in quantity and quality, and our ability to obtain carriage of our programming.

Rainbow Media Holdings' programming networks compete in two highly competitive markets. First, our programming networks compete with other programming networks to obtain distribution on cable television systems and other multichannel video programming distribution services. Second, the success of our programming businesses depends upon the availability of programming that is adequate in quantity and quality. In particular, the national entertainment networks depend upon the availability of films, television programming and music in their niche markets and the regional sports networks depend upon the availability of local sports programming, especially professional sports programming.

The national entertainment networks are parties to film rights agreements giving the networks the right to carry certain films during certain window periods. The regional sports networks are parties to sports rights agreements giving the networks the right to carry all or a portion of the games of local professional sports teams. These rights agreements expire at varying times, may be terminated by the other party if we are not in compliance with the terms of the agreement and, in the case of all sports rights agreements, are subject to league rules and regulations. In addition, our programming businesses are parties to affiliation agreements with distributors that require those programming businesses to deliver programming that meets certain standards as to quantity, quality or content. For example, certain affiliation agreements require that our regional sports networks deliver a certain minimum number of local professional sports games. We would not be able to satisfy those requirements if we did not have the rights to carry the prerequisite number of games from the local professional sports teams. In 2005, we settled litigation with Time Warner, which attempted to terminate its affiliation agreement with AMC, based on the allegation that AMC had changed its programming. To the extent that we do not or are not able to satisfy the quantity, quality or content standards set forth in our affiliation agreements, distributors may have the right to terminate those affiliation agreements. We cannot assure you that our programming businesses will ultimately be successful in negotiating renewals of their rights agreements or program supply agreements or in negotiating adequate substitute rights or program supply agreements in the event that their rights or program supply agreements expire or are terminated.

A significant amount of our book value consists of intangible assets that may not generate cash in the event of a voluntary or involuntary sale.

At December 31, 2006, we reported $9.8 billion of consolidated total assets, of which $2.5 billion were intangible. Intangible assets include franchises from city and county governments to operate cable television systems, affiliation agreements, and amounts representing the cost of some acquired assets and businesses in excess of their identifiable tangible and intangible assets. While we believe that the carrying value of our intangible assets are recoverable, you should not assume that we would receive any cash from the voluntary or involuntary sale of these intangible assets, particularly if we were not continuing as an operating business. We urge you to read carefully our consolidated financial statements contained herein, which provide more detailed information about these intangible assets.

We are controlled by the Dolan family. As a result of their control of us, the Dolan family has the ability to prevent or cause a change in control or approve, prevent or influence certain actions by us.

We have two classes of common stock:

- Class B common stock, which is generally entitled to ten votes per share and is entitled collectively to elect 75% of the Cablevision Board of Directors, and
- Class A common stock, which is entitled to one vote per share and is entitled collectively to elect the remaining 25% of the Cablevision Board of Directors.

As of February 22, 2007, the Dolan family, including trusts for the benefit of members of the Dolan family, collectively owned all of Cablevision's Class B common stock, less than 3% of Cablevision's Class A common stock and approximately 74% of the total voting power of all the outstanding Cablevision common stock. Of this amount, our Chairman, Charles F. Dolan, owned approximately 41% of Cablevision's Class B common stock, less than 1% of Cablevision's Class A common stock and approximately 30% of the total voting power of all the outstanding Cablevision common stock. The members of the Dolan family holding Class B common stock have executed a voting agreement that has the effect of causing the voting power of the Class B stockholders to be cast as a block with respect to the election of the directors elected by the Class B stockholders and any change of control transaction. The Dolan family is able to prevent a change in control of Cablevision and no person interested in acquiring Cablevision will be able to do so without obtaining the consent of the Dolan family. On June 19, 2005, Cablevision received a proposal from the Dolan Family Group to acquire the outstanding, publicly-held interests in Cablevision following a pro-rata distribution to all Cablevision stockholders of Rainbow Media Holdings. On October 24, 2005, Cablevision received a letter from the Dolan Family Group withdrawing the June 19, 2005 proposal. In that letter, the Dolan Family Group also recommended that Cablevision's Board of Directors consider the declaration of a $3 billion one-time, special dividend payable pro rata to all shareholders. The dividend was paid on April 24, 2006 to holders of Cablevision NY Group Class A common stock and Cablevision NY Group Class B common stock. On October 8, 2006, Cablevision received a proposal from the Dolan family to acquire all of the outstanding publicly-held interests in Cablevision, and the proposal was revised by the Dolan family on January 12, 2007. The Special Transaction Committee of Cablevision's Board of Directors rejected the revised proposal as inadequate on January 16, 2007. The revised proposal expired on January 17, 2007. This proposed transaction would have resulted in the incurrence by CSC Holdings of very substantial additional indebtedness. In both of their proposals, the Dolan family stated that they were only interested in pursuing their proposed transaction and would not sell their stake in Cablevision. There can be no assurances that the Dolan family will not propose, undertake or consummate a similar transaction in the future.

As a result of the Dolan family's ownership of all of the Class B common stock, the Dolan family has the power to elect all the directors of Cablevision subject to election by holders of Class B common stock. In addition, Dolan family members may control stockholder decisions on matters in which holders of all classes of Cablevision common stock vote together as a single class. These matters could include the amendment of some provisions of Cablevision's certificate of incorporation and the approval of fundamental corporate transactions. In addition, the affirmative vote or consent of the holders of at least 66-2/3% of the outstanding shares of the Class B common stock, voting separately as a class, is required to approve the authorization or issuance of any additional shares of Class B common stock. Furthermore, the Dolan family members also have the power to prevent any amendment, alteration or repeal of any of the provisions of Cablevision's certificate of incorporation that adversely affects the powers, preferences or rights of the Class B common stock.

One purpose of the voting agreement referred to above is to consolidate Dolan family control of Cablevision. The Dolan family requested Cablevision's Board of Directors to exercise Cablevision's right, as a "controlled company", to opt-out of the New York Stock Exchange listing standards that, among other things, require listed companies to have a majority of independent directors on their board and to have an independent corporate governance and nominating committee. Cablevision's Board of Directors and the directors elected by holders of Class A common stock each approved this request on March 8, 2004.

Our business is subject to extensive government regulation and changes in current or future laws or regulations could restrict our ability to operate our business as we currently do.

The FCC and state and local governments extensively regulate the basic rates we may charge our customers for certain of our video services. They also regulate us in other ways that affect the daily conduct of our video delivery and video programming businesses, our telephone business and, possibly in the future, our high-speed data services business. Our businesses are dependent upon FCC licenses to carry on their operations. Any action by the FCC, the states of New York, New Jersey or Connecticut, or concerted action by local regulators, the likelihood or extent of which we cannot predict, could have a material adverse financial effect on us.

Pending FCC, Congressional and judicial proceedings may affect our businesses.

Changes in Franchising Requirements. In 2006, Congress considered but did not enact legislation that, for the telephone companies and other wireline video competitors, would relax or eliminate some or all of the local franchising requirements applicable to existing cable operators. New Jersey enacted state franchise legislation in August 2006, but included a provision enabling existing operators to elect regulation under the new franchising scheme. Several other states, including New York and Connecticut, are considering or have considered similar legislation. In June 2006, the Connecticut Department of Public Utility Control issued a decision concluding that AT&T did not need to obtain a cable franchise or comply with other cable regulatory requirements before offering its video services throughout Connecticut. The cable industry is currently challenging this decision in court.

In December 2006, the FCC adopted an order imposing a 90-day deadline on local franchising authority consideration of franchise applications from new video entrants, such as local telephone companies, that have pre-existing authority to occupy public rights-of-way authority. The FCC also preempted local franchising laws, regulations and requirements regarding such matters as fees, the provision of "institutional networks," and system deployment, as applied to new entrants. The FCC issued a Further Notice of Proposed Rulemaking seeking comment on whether these limitations should also apply with respect to incumbent cable operators, but tentatively concluded that they should not be applied to incumbent operators until their existing franchises are renewed.

Access Obligations and "Net Neutrality." Some parties have proposed federal, state and local requirements that would force cable systems to provide access to third-party Internet service providers in addition to services the cable system itself provides, such as our Optimum Online cable modem service. In 2002, the FCC asked whether it should nonetheless require cable operators to provide transmission capacity to unaffiliated Internet service providers. The outcome of the FCC's proceeding could affect the regulatory obligations imposed on Optimum Online, and the extent to which states and local authorities may regulate it or assess fees upon revenues generated by it. Relatedly, some members of Congress have suggested that cable operators and other broadband service providers should be subject to a "net neutrality" requirement barring them from "interfering" with subscriber access to Internet content or from reaching agreement with certain content providers for preferential access. The FCC has adopted principles, but not rules, that state that consumers are entitled to access all lawful Internet content using their broadband connections. We cannot predict whether the pending bills will become law or whether the FCC will adopt binding rules embodying these principles.

Must-Carry/Retransmission Consent. We are required by federal law to carry all local broadcast stations ("must-carry"), or, at the option of a local broadcaster, to obtain the broadcaster's prior consent for retransmission of its signal ("retransmission consent"). When a broadcaster completes its transition from analog to digital transmission in February 2009, only its primary digital video stream will be entitled to must-carry. The FCC has twice found that "dual must carry" rules (requiring cable systems to carry both the analog and digital broadcast signals) would be unconstitutional. The FCC has also ruled that broadcasters may not demand mandatory carriage for other than the primary digital video programming stream. The orders rejecting dual must carry and mandatory "multicasting" are currently subject to petitions for reconsideration pending for the FCC. We cannot predict how the FCC will rule on those petitions or whether Congress will enact legislation modifying the FCC's orders.

In the wake of publicized disputes between several cable operators and broadcasters, several members of Congress have expressed concern that that current retransmission consent requirements and practices have had a negative effect on consumers, and stated that it is time for Congress to reexamine those requirements. Other members of Congress have suggested that binding arbitration may be an appropriate means of resolving such disputes. We cannot predict whether Congress will enact legislation to modify the retransmission consent scheme, or whether the FCC will modify its current rules governing this scheme.

Tiering/A La Carte. Some members of Congress have proposed requiring cable operators to offer programming services on an unbundled basis rather than as part of a tier or to provide a greater array of tiers to give subscribers the option of purchasing a more limited number of programming services. The FCC also has indicated an interest in requiring cable operators to offer programming services in this "a la carte" manner, and in February 2006 released a report finding "substantial benefits" in the a la carte model of delivering video programming. We cannot predict whether Congress or the FCC might adopt such a requirement, what form it would take, or the effect of such a requirement on our cable television business or Rainbow Media Holdings.

Program Access. The "program access" provisions of the Federal Cable Act barring providers of satellite-delivered cable-owned video programming from entering into exclusive distribution arrangements with cable operators are set to expire in October 2007. We cannot predict whether the ban on exclusive arrangements will be extended, or whether Congress will apply all or some of the program access requirements to terrestrially-delivered programming services, or what effect such an extension or other modifications might have on Rainbow Media Holdings or Cablevision.

Indecency and Obscenity Restrictions. Cable operators and broadcasters are prohibited from transmitting obscene programming, but only broadcasters currently are subject to restrictions on the transmission of indecent material. They may not transmit indecent programming when there is a reasonable risk of children in the audience (6 a.m. to 10 p.m.). Some Members of Congress have proposed expanding the prohibitions on indecent programming to include cable and satellite programs, and to prohibit violent programming, notwithstanding the availability of program blocking devices provided by cable and DBS operators. Penalties for violations of this restriction can be severe. We cannot predict the likelihood that such restrictions on cable programming can or will be imposed or the effect such restrictions would have on our cable television and cable programming businesses. Some members of Congress and the Chairman of the Federal Communications Commission have suggested that indecency restrictions for cable might be unnecessary if cable operators were to offer a separate tier of "family" programming or to offer programming services for purchase on an individual, "a la carte", basis. We cannot predict whether the FCC or Congress would mandate such a tier or offering, or the effect of either such requirement on our cable television and cable programming businesses.

Diversity Requirements. The FCC has announced that it may open a proceeding to examine whether the so-called "70/70 test" in the Federal Cable Act has been satisfied. Under this provision, when cable systems with 36 or more activated channels are available to 70 percent of households within the United States, and when 70 percent of those households subscribe to them, the FCC may promulgate any additional rules necessary to promote diversity of information sources. We cannot predict whether the FCC will impose any such requirements, the nature of any such requirements, or the effect of such on our cable television or cable programming businesses.

Ownership Limitations. Congress has required the FCC to set a national limit on the number of subscribers a cable company can serve, and a limit (the "channel occupancy" limit) on the number of channels that a cable operator can program on any given cable system with programming services controlled by that operator. In 2001, a federal appellate court invalidated the 30% national multichannel subscriber limit and the 40% channel occupancy limit that the FCC had imposed pursuant to this requirement. The FCC is reviewing the ownership rules in light of that decision. We cannot predict at this time how the FCC will rule on these matters.

Internet Access Service Consumer Protection. The FCC is reviewing whether it should develop consumer protection requirements for all providers of broadband Internet access services like Optimum Online. Congress also is considering proposals that would require all broadband Internet access service providers to comply with various rules, such as customer privacy, consumer service standards, and access for persons with disabilities. We cannot predict what, if any, additional regulations will be imposed on Optimum Online.

VoIP. Our rollout of Optimum Voice, a VoIP service that is offered via our cable modem service as an add-on to our Optimum Online service, could also be affected by additional FCC decisions regulating VoIP, state attempts to regulate VoIP, and Congressional action. We cannot predict what, if any, statutory or regulatory obligations will be imposed on VoIP services like Optimum Voice, including the application of various indirect taxes, and what, if any, role state and local authorities will have in regulating these services.

Universal Service. Lightpath and Optimum Voice are required to contribute to the federal universal service fund. Rather than use the current revenue-based approach, the FCC is considering assessing universal service contributions based on a flat-fee charge, such as a per-line or per-number charge. The FCC also is considering whether to apply universal service requirements to interconnected VoIP service providers on a permanent basis, and how contributions should be assessed in the future. States may also assess such payments and subsidies on Lightpath for state universal service programs, and some states are looking at whether VoIP services like Optimum Voice should be subject to state universal service contribution requirements. We cannot predict how the FCC and states may rule on these matters. Any changes to the assessment and recovery rules for universal service may affect Lightpath's and Optimum Voice's financial results.

Intercarrier Compensation. The FCC is currently reviewing whether to adopt a new regime to govern intercarrier compensation, including the adoption of unified compensation rates. In addition, proceedings have been initiated to determine what intercarrier compensation charges should apply to the termination of VoIP traffic. We cannot predict how the FCC might rule on these matters. Any changes to the current intercarrier compensation regime may affect Lightpath's and Optimum Voice's revenues.

CPNI. The FCC is considering revising its CPNI rules to place additional restrictions on storage and use of CPNI. The revised rules may also extend the CPNI rules to VoIP services like Optimum Voice. Lightpath and Optimum Voice (if applicable) will be expected to comply with any future changes in CPNI regulations.

Our current franchises are non-exclusive and our franchisors need not renew our franchises.

Our cable television systems are operated primarily under non-exclusive franchise agreements with state or municipal government franchising authorities, in some cases with the approval of state cable television authorities. Consequently, our business is dependent on our ability to obtain and renew our franchises. Although we have never lost a franchise as a result of a failure to obtain a renewal, our franchises are subject to non-renewal or termination under some circumstances. In some cases, franchises have not been renewed at expiration, and we operate under temporary authority from the state while negotiating renewal terms with the franchise authorities. As of December 31, 2006, one of our ten largest franchises is expired and we are currently operating in this area under temporary authority. Approximately 58,000 of the Company's basic video customers are in this franchise area.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We own our headquarters building located in Bethpage, New York with approximately 558,000 square feet of space, and certain other real estate where our earth stations, headend equipment and microwave receiving antennae are located primarily in New York, New Jersey and Connecticut, aggregating approximately 662,000 square feet of space. Through Madison Square Garden, we also own the Madison Square Garden Arena (with a maximum capacity of approximately 21,000 seats) and theater complex (approximately 5,600 seats) in New York City comprising approximately 985,600 square feet and a training center in Greenburgh, New York with approximately 105,000 square feet of space. We generally own all assets (other than real property) related to our cable television operations, including our program production equipment, headend equipment (towers, antennae, electronic equipment and satellite earth stations), cable system plant (distribution equipment, amplifiers, subscriber drops and hardware), converters, test equipment, tools and maintenance equipment. We also generally own our service and other vehicles.

We lease real estate where certain of our business offices, earth stations, transponders, microwave towers, warehouses, headend equipment, hub sites, program production studios, access studios and microwave receiving antennae are located, aggregating approximately 2,024,000 square feet of space primarily in New York, New Jersey and Connecticut. We lease several business offices in Woodbury, New York with an aggregate of approximately 224,000 square feet of space and business offices in Jericho, New York with approximately 621,000 square feet of space. Of the amounts above, we currently sublease approximately 320,000 square feet of space to third party tenants and approximately 58,000 square feet of space is currently vacant. Other significant properties that are leased are in New York City and include approximately 145,000 square feet housing Madison Square Garden's administrative offices, approximately 577,000 square feet comprising Radio City Music Hall (approximately 5,900 seats) and approximately 57,000 square feet comprising the Beacon Theater (approximately 2,900 seats).

Clearview Cinemas leases 42 theaters (21 in New Jersey, 18 in New York, two in Pennsylvania and one in Connecticut) with approximately 37,000 seats and owns an additional nine theaters (five in New York and four in New Jersey) with approximately 6,100 seats. In addition, Clearview Cinemas manages a 940 seat theater in New York for a third party.

We believe our properties are adequate for our use.

Item 3. Legal Proceedings

Refer to Note 18 to Cablevision's consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for a discussion of our legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for the Registrants' Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The information called for by Item 201(d) of Regulation S-K under Item 5 is hereby incorporated by reference to Cablevision's definitive proxy statement for its Annual Meeting of Shareholders anticipated to be held in May 2007 or if such definitive proxy statement is not filed with the Commission prior to April 30, 2007, to an amendment to this report on Form 10-K filed under cover of Form 10-K/A.

Cablevision NY Group Class A common stock is traded on the NYSE under the symbol "CVC."

Price Range of Cablevision NY Group Class A Common Stock

The following tables set forth for the periods indicated the intra-day high and low sales prices per share of the Cablevision NY Group Class A common stock as reported on the NYSE:

	High	Low
Year Ended December 31, 2006:		
First Quarter	$27.35	$22.99
Second Quarter	$28.65	$18.00
Third Quarter	$24.52	$20.23
Fourth Quarter	$28.80	$22.57

	High	Low
Year Ended December 31, 2005:		
First Quarter	$31.64	$23.54
Second Quarter	$33.86	$25.02
Third Quarter	$32.94	$30.11
Fourth Quarter	$30.75	$22.60

As of February 22, 2007, there were 1,084 holders of record of Cablevision NY Group Class A common stock.

There is no public trading market for the Cablevision NY Group Class B common stock, par value $.01 per share. As of February 22, 2007, there were 25 holders of record of Cablevision NY Group Class B common stock.

All outstanding shares of common stock of CSC Holdings are held by Cablevision.

Dividends

On April 7, 2006, the Board of Directors of the Company declared a special cash dividend of $10.00 per share on each outstanding share of its Cablevision NY Group Class A common stock and Cablevision NY Group Class B common stock. The dividend was paid on April 24, 2006 to holders of record at the close of business on April 18, 2006. The dividend payment on all outstanding shares of Cablevision common stock and certain common stock equivalents amounted to approximately $2.8 billion. In addition, up to approximately $126.8 million representing $10.00 for each outstanding restricted share and each stock appreciation right and stock option vested as of December 31, 2004, would be payable when, and if, the restrictions lapse on each restricted share and when, and if, such stock appreciation rights and stock options are exercised.

CSC Holdings paid approximately $60.6 million of cash dividends on the Series H and M Preferred Stock in 2004.

Cablevision and CSC Holdings may pay dividends on their capital stock only from surplus as determined under Delaware law. If dividends are paid on the Cablevision NY Group common stock, holders of the Cablevision NY Group Class A common stock and Cablevision NY Group Class B common stock are entitled to receive dividends, and other distributions in cash, stock or property, equally on a per share basis, except that stock dividends with respect to Cablevision NY Group Class A common stock may be paid only with shares of Cablevision NY Group Class A common stock and stock dividends with respect to Cablevision NY Group Class B common stock may be paid only with shares of Cablevision NY Group Class B common stock. Cablevision's and CSC Holdings' senior debentures and CSC Holdings' senior subordinated debt instruments restrict the amount of dividends and distributions in respect of any shares of capital stock that can be made.

Recent Sales and Use of Proceeds

None.

Cablevision NY Group Stock Performance Graph

The chart below compares the performance of the Company's Cablevision NY Group Class A common stock with the performance of the Russell 3000 Index and a Peer Group Index by measuring the changes in Cablevision NY Group Class A common stock prices from December 31, 2001 through December 31, 2006. The chart has been adjusted for the distribution of the Rainbow Media Group Class A tracking stock on March 29, 2001 and subsequent exchange of the Rainbow Media Group Class A tracking stock for shares of Cablevision NY Group Class A common stock on August 20, 2002. As required by the SEC, the values shown assume the reinvestment of all dividends. Because no published index of comparable media companies currently reports values on a dividends-reinvested basis, the Company has created a Peer Group Index for purposes of this graph in accordance with the requirements of the SEC. The Peer Group Index is made up of companies that engage in cable television operations as a significant element of their business, although not all of the companies included in the Peer Group Index participate in all of the lines of business in which the Company is engaged and some of the companies included in the Peer Group Index also engage in lines of business in which the Company does not participate. Additionally, the market capitalizations of many of the companies included in the Peer Group are quite different from that of the Company. The common stocks of the following companies have been included in the Peer Group Index for 2006: Charter Communications, Inc., Comcast Corporation, Cox Communications, Inc. (through December 8, 2004 after which date Cox Communications was no longer a public company), Insight Communications Inc. (through December 16, 2005 after which date Insight Communications was no longer a public company) and Mediacom Communications Corporation. The chart assumes $100 was invested on December 31, 2001 in each of the Company's Cablevision NY Group

Class A common stock, the Russell 3000 Index and in a Peer Group Index and reflects reinvestment of dividends on a quarterly basis and market capitalization weighting.

FIVE YEAR CUMULATIVE TOTAL STOCKHOLDER RETURN FOR CABLEVISION NY GROUP, RUSSELL 3000 INDEX AND PEER GROUP



140
120
100
80
60
40
20
0
Dec01
Dec02
Dec03
Dec04
Dec05
Dec06
Cablevision NY Group
Russell 3000 Index
Peer Group

CABLEVISION NY GROUP	100	35	49	52	49	90
RUSSELL 3000 INDEX	100	77	99	109	114	130
PEER GROUP	100	65	90	91	71	116

Rainbow Media Group Stock Performance Graph

The chart below compares the performance of the Company's Rainbow Media Group Class A tracking stock with the performance of the Russell 3000 Index and a Peer Group Index by measuring the changes in Rainbow Media Group Class A tracking stock prices for the period from March 30, 2001 (the date Rainbow Media Group Class A tracking stock commenced trading on the New York Stock Exchange) through August 20, 2002, (the date that Rainbow Media Group Class A tracking stock was exchanged for shares of Cablevision NY Group Class A common stock). The Peer Group Index is made up of companies that engage in cable programming operations as a significant element of their business, although not all of the companies included in the Peer Group Index participate in all of the lines of business in which the Company is engaged and some of the companies included in the Peer Group Index also engage in lines of business in which the Company does not participate. Additionally, the market capitalizations of many of the companies included in the Peer Group are quite different from that of the Company. The common stocks of the following companies have been included in the Peer Group Index: Viacom, Inc., Fox Entertainment Group, Inc., Liberty Media Corporation, The E.W. Scripps Company and The Walt Disney Company. The chart assumes $100 was invested on March 30, 2001 in each of the Company's Rainbow Media Group Class A tracking stock, the Russell 3000 Index and the Peer Group Index and reflects reinvestment of dividends on a quarterly basis and market capitalization weighting.

2001-2002
CUMULATIVE TOTAL STOCKHOLDER RETURN
FOR RAINBOW MEDIA GROUP,
RUSSELL 3000 INDEX AND PEER GROUP



120
100
80
60
40
20
0
Dollars
RAINBOW MEDIA GROUP
CLASS A TRACKING STOCK
RUSSELL 3000 INDEX
PEER GROUP
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Aug-02

RAINBOW MEDIA GROUP CLASS A TRACKING STOCK	100	99	78	95	95	34	36
RUSSELL 3000 INDEX	100	107	90	101	102	89	84
PEER GROUP	100	114	77	92	97	84	78

Item 6. Selected Financial Data

The operating and balance sheet data included in the following selected financial data have been derived from the consolidated financial statements of Cablevision and CSC Holdings. The selected financial data presented below should be read in conjunction with the audited consolidated financial statements of Cablevision and CSC Holdings and the notes thereto included in Item 8 of this Report.

	Cablevision Systems Corporation				
	Years Ended December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands, except per subscriber, per unit and per share data)				
Operating Data:					
Revenues, net	$5,927,462	$5,172,478	$4,632,537	$4,017,283	$3,664,365
Operating expenses:					
Technical and operating (excluding depreciation, amortization and impairments shown below)	2,707,970	2,296,908	2,191,247	1,859,994	1,664,441
Selling, general and administrative	1,480,187	1,291,845	1,184,682	1,093,755	900,593
Other operating income	-	-	(95,758)	(4,758)	-
Restructuring charges (credits)	(3,484)	(537)	(835)	10,725	74,091
Depreciation and amortization (including impairments)	1,128,813	1,083,643	1,138,675	1,042,496	862,671
Operating income	613,976	500,619	214,526	15,071	162,569
Other income (expense):					
Interest expense, net	(891,015)	(748,078)	(712,708)	(604,802)	(485,316)
Equity in net income (loss) of affiliates	6,698	.3,219	(12,997)	428,753	(41,691)
Gain (loss) on sale of cable assets and programming and affiliate interests, net	-	64,968	2,232	(13,644)	-
Gain (loss) on investments, net	290,052	(138,312)	134,598	235,857	(881,394)
Write-off of deferred financing costs	(14,083)	-	(18,961)	(388)	(6,931)
Gain (loss) on derivative contracts, net	(253,712)	119,180	(165,305)	(208,323)	924,037
Loss on extinguishment of debt	(13,125)	-	(78,571)	-	(17,237)
Minority interests	(8,894)	(5,471)	(50,307)	(116,777)	(201,853)
Miscellaneous, net	2,837	651	63	3,726	(5,644)
Loss from continuing operations before income taxes	(267,266)	(203,224)	(687,430)	(260,527)	(553,460)
Income tax benefit (expense)	134,217	75,691	201,397	(23,534)	77,100
Loss from continuing operations	(133,049)	(127,533)	(486,033)	(284,061)	(476,360)
Income (loss) from discontinued operations, net of taxes	7,446	216,853	(185,476)	(22,351)	572,422
Income (loss) before extraordinary item	(125,603)	89,320	(671,509)	(306,412)	96,062
Extraordinary loss on investment, net of taxes	-	-	(7,436)	-	-
Income (loss) before cumulative effect of a change in accounting principle	(125,603)	89,320	(678,945)	(306,412)	96,062
Cumulative effect of a change in accounting principle, net of taxes	(862)	-	-	-	-
Net income (loss)	$ (126,465)	$ 89,320	$ (678,945)	$ (306,412)	$ 96,062

	Cablevision Systems Corporation				
	Years Ended December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands, except per subscriber, per unit and per share data)				
INCOME (LOSS) PER SHARE:					
Basic and diluted net income (loss) per common share					
Loss from continuing operations	$(0.47)	$(0.45)	$(1.69)	$(1.00)	$(1.62)
Income (loss) from discontinued operations	$ 0.03	$ 0.77	$(0.65)	$(0.08)	$ 1.95
Extraordinary loss	$ -	$ -	$(0.03)	$ -	$ -
Cumulative effect of a change in accounting principle	$ -	$ -	$ -	$ -	$ -
Net income (loss)	$(0.45)	$ 0.32	$(2.36)	$(1.07)	$ 0.33
Basic and diluted weighted average common shares (in thousands)	283,627	281,936	287,085	285,486	293,516
Cash dividends declared and paid per common share	$10.00	$ -	$ -	$ -	$ -

Cablevision Systems Corporation

	December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands, except per subscriber, per unit and per share data)				
Balance Sheet Data:					
Total assets	$ 9,844,857	$9,851,112	$11,416,982	$11,259,558	$10,605,071
Bank debt	4,992,500	1,851,500	2,489,887	2,357,039	2,085,768
Collateralized indebtedness	921,574	1,170,126	1,553,427	1,617,620	1,234,106
Senior notes and debentures	5,993,956	5,992,760	5,991,564	3,692,699	3,691,772
Subordinated notes and debentures	497,011	746,621	746,231	599,203	599,128
Notes payable	18,843	15,905	150,000	150,000	-
Capital leases	61,458	59,787	71,563	84,856	86,208
Total debt	12,485,342	9,836,699	11,002,672	8,501,417	7,696,982
Minority interests	49,670	55,190	685,877	580,766	626,571
Preferred stock of CSC Holdings	-	-	-	1,624,295	1,544,294
Stockholders' deficiency	(5,339,253)	(2,493,380)	(2,647,264)	(2,002,890)	(1,737,894)

	Years Ended December 31,				
	2006	2005	2004	2003	2002
Statistical Data (Unaudited):					
Revenue Generating Units :					
Basic Video Customers (1)	3,127,000	3,027,000	2,963,000	2,945,000	2,963,000
iO Digital Video Customers	2,447,000	1,963,000	1,483,000	905,000	217,000
Optimum Online High-Speed Data Customers	2,039,000	1,694,000	1,353,000	1,057,000	770,000
VoIP Customers	1,209,000	731,000	273,000	29,000	-
Residential Telephone Customers	5,000	8,000	9,000	11,000	12,000
Total Revenue Generating Units	8,827,000	7,423,000	6,081,000	4,947,000	3,962,000
Customer Relationships (2)	3,300,000	3,175,000	3,096,000	3,051,000	3,015,000
Homes Passed (3)	4,562,000	4,484,000	4,443,000	4,401,000	4,369,000
Penetration:					
Basic Video to Homes Passed	68.5%	67.5%	66.7%	66.9%	67.8%
iO Digital to Basic Penetration	78.2%	64.8%	50.1%	30.8%	7.3%
Optimum Online to Homes Passed	44.7%	37.8%	30.4%	24.0%	17.6%
VoIP to Homes Passed	26.5%	16.3%	6.1%	0.7%	-
Average Monthly Revenue per Basic Video Customer ("RPS") (4)	$115.30	$100.46	$88.33	$77.49	$66.07

(1) Basic video subscribers represent each customer account (set up and segregated by customer name and address), weighted equally and counted as one subscriber, regardless of size, revenue generated, or number of boxes, units, or outlets. In calculating the number of customers, the Company counts all customers other than inactive/disconnected customers. Free accounts are included in the customer counts along with all active accounts, but they are limited to a prescribed group such as current and retired Company employees, and free status is not granted to regular customers as a promotion. Such accounts are also not entirely free, as they typically generate revenue through pay-per-view or other services for which they must pay. The Company counts a bulk commercial customer, such as a hotel, as one customer, and does not count individual room units at that hotel. In counting bulk residential customers such as an apartment building, the Company counts each subscribing family unit within the building as one customer, but does not count the master account for the entire building as a customer.

(2) Number of customers who receive at least one of the Company's services, including business modem only customers.

(3) Homes passed represent the estimated number of single residence homes, apartment and condominium units and commercial establishments passed by the cable distribution network in areas serviceable without further extending the transmission lines.

(4) Average monthly revenue per basic subscriber is calculated by dividing the GAAP revenues for the Telecommunications Services segment, less the revenue attributable to Lightpath for the fourth quarter of each year presented by the average monthly number of basic video subscribers served by the Company's cable television systems for the same period. For purposes of this calculation, both revenue and average number of basic video subscribers exclude the Company's Lightpath operations because Lightpath's third-party revenues are unrelated to the Company's cable television system subscribers.

	CSC Holdings, Inc.				
	Years Ended December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands, except per subscriber, per unit and per share data)				
Operating Data:					
Revenues, net	$5,927,462	$5,172,478	$4,632,537	$4,017,283	$3,664,365
Operating expenses:					
Technical and operating (excluding depreciation, amortization and impairments shown below)	2,707,970	2,296,908	2,191,247	1,859,994	1,664,441
Selling, general and administrative	1,480,187	1,291,845	1,184,682	1,093,755	900,593
Other operating income	-	-	(95,758)	(4,758)	-
Restructuring charges (credits)	(3,484)	(537)	(835)	10,725	74,091
Depreciation and amortization (including impairments)	1,128,813	1,083,643	1,138,675	1,042,496	862,671
Operating income	613,976	500,619	214,526	15,071	162,569
Other income (expense):					
Interest expense, net	(762,189)	(623,669)	(627,660)	(601,012)	(485,316)
Equity in net income (loss) of affiliates	6,698	3,219	(12,997)	428,753	(41,691)
Gain (loss) on sale of cable assets and programming and affiliate interests, net	-	64,968	2,232	(13,644)	-
Gain (loss) on investments, net	290,052	(138,312)	134,598	235,857	(881,394)
Write-off of deferred financing costs	(14,083)	-	(18,961)	(388)	(6,931)
Gain (loss) on derivative contracts, net	(253,712)	119,180	(165,305)	(208,323)	924,037
Loss on extinguishment of debt	(13,125)	-	(78,571)	-	(17,237)
Minority interests	(8,894)	(5,471)	(50,307)	(24,517)	(27,337)
Miscellaneous, net	2,837	828	63	3,726	(5,644)
Loss from continuing operations before income taxes and dividend requirements	(138,440)	(78,638)	(602,382)	(164,477)	(378,944)
Income tax benefit (expense)	81,386	24,698	166,272	(25,126)	77,100
Loss from continuing operations before dividend requirements	(57,054)	(53,940)	(436,110)	(189,603)	(301,844)
Dividend requirements applicable to preferred stock	-	-	-	(92,260)	(174,516)
Loss from continuing operations	(57,054)	(53,940)	(436,110)	(281,863)	(476,360)
Income (loss) from discontinued operations, net of taxes	7,446	216,853	(185,476)	(22,351)	572,422
Income (loss) applicable to common shareholder before extraordinary item	(49,608)	162,913	(621,586)	(304,214)	96,062
Extraordinary loss on investment, net of taxes	-	-	(7,436)	-	-
Income (loss) applicable to common shareholder before cumulative effect of a change in accounting principle	(49,608)	162,913	(629,022)	(304,214)	96,062
Cumulative effect of a change in accounting principle, net of taxes	(862)	-	-	-	-
Net income (loss) applicable to common shareholder	$ (50,470)	$ 162,913	$ (629,022)	$ (304,214)	$ 96,062

CSC Holdings, Inc.

	2006	2005	2004	2003	2002
	December 31,				
	(Dollars in thousands, except per subscriber, per unit and per share data)				
Balance Sheet Data:					
Total assets	$ 9,973,228	$9,957,801	$11,390,840	$11,270,880	$10,605,071
Bank debt	4,992,500	1,851,500	2,489,887	2,357,039	2,085,768
Collateralized indebtedness	921,574	1,170,126	1,553,427	1,617,620	1,234,106
Senior notes and debentures	4,493,956	4,492,760	4,491,564	3,692,699	3,691,772
Subordinated notes and debentures	497,011	746,621	746,231	599,203	599,128
Notes payable	18,843	15,905	150,000	150,000	-
Capital leases	61,458	59,787	71,563	84,856	86,208
Total debt	10,985,342	8,336,699	9,502,672	8,501,417	7,696,982
Minority interests	49,670	55,190	685,877	580,766	626,571
Redeemable preferred stock	-	-	-	1,544,294	1,544,294
Exchangeable preferred stock	-	-	-	80,001	-
Stockholder's deficiency	(3,803,327)	(967,974)	(1,181,509)	(1,993,019)	(1,790,572)

	2006	2005	2004	2003	2002
	Years Ended December 31,				
Statistical Data (Unaudited):					
Revenue Generating Units :					
Basic Video Customers (1)	3,127,000	3,027,000	2,963,000	2,945,000	2,963,000
iO Digital Video Customers	2,447,000	1,963,000	1,483,000	905,000	217,000
Optimum Online High-Speed Data Customers	2,039,000	1,694,000	1,353,000	1,057,000	770,000
VoIP Customers	1,209,000	731,000	273,000	29,000	-
Residential Telephone Customers	5,000	8,000	9,000	11,000	12,000
Total Revenue Generating Units	8,827,000	7,423,000	6,081,000	4,947,000	3,962,000
Customer Relationships (2)	3,300,000	3,175,000	3,096,000	3,051,000	3,015,000
Homes Passed (3)	4,562,000	4,484,000	4,443,000	4,401,000	4,369,000
Penetration:					
Basic Video to Homes Passed	68.5%	67.5%	66.7%	66.9%	67.8%
iO Digital to Basic Penetration	78.2%	64.8%	50.1%	30.8%	7.3%
Optimum Online to Homes Passed	44.7%	37.8%	30.4%	24.0%	17.6%
VoIP to Homes Passed	26.5%	16.3%	6.1%	0.7%	-
Average Monthly Revenue per Basic Video Customer ("RPS") (4)	$115.30	$100.46	$88.33	$77.49	$66.07

(1) Basic video subscribers represent each customer account (set up and segregated by customer name and address), weighted equally and counted as one subscriber, regardless of size, revenue generated, or number of boxes, units, or outlets. In calculating the number of customers, the Company counts all customers other than inactive/disconnected customers. Free accounts are included in the customer counts along with all active accounts, but they are limited to a prescribed group such as current and retired Company employees, and free status is not granted to regular customers as a promotion. Such accounts are also not entirely free, as they typically generate revenue through pay-per-view or other services for which they must pay. The Company counts a bulk commercial customer, such as a hotel, as one customer, and does not count individual room units at that hotel. In counting bulk residential customers such as an apartment building, the Company counts each subscribing family unit within the building as one customer, but does not count the master account for the entire building as a customer.

(2) Number of customers who receive at least one of the company's services, including business modem only customers.

(3) Homes passed represent the estimated number of single residence homes, apartment and condominium units and commercial establishments passed by the cable distribution network in areas serviceable without further extending the transmission lines.

(4) Average monthly revenue per basic subscriber is calculated by dividing the GAAP revenues for the Telecommunications Services segment, less the revenue attributable to Lightpath for the fourth quarter of each year presented by the average monthly number of basic video subscribers served by the Company's cable television systems for the same period. For purposes of this calculation, both revenue and average number of basic video subscribers exclude the Company's Lightpath operations because Lightpath's third-party revenues are unrelated to the Company's cable television system subscribers.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Annual Report contains statements that constitute forward looking information within the meaning of the Private Securities Litigation Reform Act of 1995, including restructuring charges, availability under credit facilities, levels of capital expenditures, sources of funds and funding requirements, among others. Investors are cautioned that such forward looking statements are not guarantees of future performance or results and involve risks and uncertainties and that actual results or developments may differ materially from the forward looking statements as a result of various factors. Factors that may cause such differences to occur include, but are not limited to:

- the level of our revenues;
- competition from existing competitors (such as direct broadcast satellite providers) and new competitors (such as telephone companies and high-speed wireless providers) entering our franchise areas;
- demand for and growth of our digital video, high-speed data and voice services, which are impacted by competition from other services and the other factors discussed herein;
- the cost of programming and industry conditions;
- the regulatory environment in which we operate;
- developments in the government investigations and litigation related to past practices of the Company in connection with grants of stock options and stock appreciation rights ("SARs");
- developments in the government investigations relating to improper expense recognition and the timing of recognition of launch support, marketing and other payments under affiliation agreements;
- the outcome of litigation and other proceedings, including the matters described under "Legal Matters" and "Other Matters" in the notes to our consolidated financial statements;
- general economic conditions in the areas in which we operate;
- demand for advertising inventory;
- our ability to obtain or produce content for our programming businesses;
- the level of our capital expenditures;
- the level of our expenses;
- future acquisitions and dispositions of assets;
- the demand for our programming among other cable television and DBS operators and telephone companies and our ability to maintain and renew affiliation agreements with cable television and DBS operators and telephone companies;
- market demand for new services;
- whether pending uncompleted transactions, if any, are completed on the terms and at the times set forth (if at all);
- other risks and uncertainties inherent in the cable television business, the programming and entertainment businesses and our other businesses;
- financial community and rating agency perceptions of our business, operations, financial condition and the industry in which we operate; and
- the factors described in our filings with the Securities and Exchange Commission, including under the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained herein.

We disclaim any obligation to update or revise the forward looking statements contained herein, except as otherwise required by applicable federal securities laws.

All dollar amounts, except per subscriber, per unit and per share data, included in the following discussion under this Item 7 are presented in thousands.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary

Our future performance is dependent, to a large extent, on general economic conditions including capital market conditions, the impact of direct competition, our ability to manage our businesses effectively, and our relative strength and leverage in the marketplace, both with suppliers and customers.

Telecommunications Services

Our Telecommunications Services segment derives revenues principally through monthly charges to subscribers of our video, high-speed data and voice services. These monthly charges include fees for cable television programming, as well as, in many cases, equipment rental, pay-per-view and video-on-demand, high-speed data and voice services. Revenue increases are derived from rate increases, increases in the number of subscribers to these services, upgrades by video customers in the level of programming package to which they subscribe, and additional services sold to our existing subscribers. We also derive revenues from the sale of advertising time available on the programming carried on our cable television systems. Revenues from advertising vary based upon the number and demographics of our subscribers who view the programming carried on our cable television systems. Because 59% of our basic video customers are already subscribers to our high-speed data services, our ability to grow our high-speed data services may be limited. Programming costs are the most significant part of our operating expenses and are expected to increase as a result of digital subscriber growth, additional service offerings and contractual rate increases.

Our cable television video services, which accounted for 46% of our consolidated revenues for the year ended December 31, 2006, face competition from the direct broadcast satellite business and the delivery systems of incumbent telephone companies. There are two major providers of DBS service in the United States, each with significantly higher numbers of subscribers than we have. We compete with these DBS competitors by "bundling" our service offerings with products that the DBS companies cannot efficiently provide at this time, such as high-speed data service and voice service carried over the cable distribution plant, as well as by providing interactive and "on demand" services that are currently unavailable to a DBS subscriber, such as video-on-demand. As discussed in greater detail below, we face intense competition from incumbent telephone companies such as Verizon and AT&T, which have recently begun to offer video programming in addition to their voice and high-speed Internet access services, evidencing their commitment to compete across all of the Company's telecommunications products. Their competitive position has been improved by recent operational, regulatory and legislative advances that they have made. Historically, we have made substantial investments in the development of new and innovative programming options for our customers as a way of differentiating ourselves from our competitors. We likely will continue to do so in order to be a more effective competitor.

Our high-speed data services business, which accounted for 15% of our consolidated revenues for the year ended December 31, 2006, faces competition from DSL providers, including Verizon and AT&T, and wireless Internet providers. These providers have become increasingly aggressive in their pricing strategies in recent years, and customers may decide that a reduced price is more important to them than the superior speed that cable modems provide. As discussed in greater detail below, another source of competition is incumbent telephone companies such as Verizon and AT&T. This competition, together with our already high penetration, is expected to slow our growth in cable modem penetration from the growth rates we have experienced in the past.

Our consumer voice offering, which accounted for approximately 6% of our consolidated revenues for the year ended December 31, 2006, is competitive with incumbent offerings primarily on the basis of pricing, where unlimited United States, Canada and Puerto Rico long distance, regional and local calling, together with certain features for which the incumbent providers charge extra, are offered at one low price. To the extent the incumbents, who have financial resources that exceed those of the Company, decide to meet our pricing and/or features or reduce their pricing, future growth and success of this business may be impaired. The regulatory framework for cable modem service and voice service is being developed and changes in how we are regulated, including increased regulation, may affect our competitive position.

The telephone companies continue constructing systems designed to provide video programming as well as voice and data services to residential customers in our service area. AT&T has announced plans to begin offering video services in our service area in Connecticut, where it is currently permitted to offer such service without any state authorization. Verizon has constructed fiber to the home network plant that passes a significant number of households in our service area, though currently less than a quarter of the households according to our estimates. Verizon has obtained authority to provide video service (it already has or needs no authority to provide phone and data services) for a majority of these homes passed, on a statewide basis in New Jersey and through numerous local franchises in New York. Verizon has so far not indicated any plans to offer video service in Connecticut. See "Item 1. Business-Regulation" for a discussion of regulatory and legislative issues and "Item 1A. Risk Factors - Pending FCC, Congressional and judicial proceedings may affect our businesses".

Optimum Lightpath, our commercial voice and commercial broadband business, which accounted for approximately 4% of our consolidated revenues for the year ended December 31, 2006, operates in the most competitive business telecommunications market in the country and competes against the very largest telecommunications companies - incumbent local exchange companies such as Verizon and AT&T, other competitive local exchange companies and long distance companies. To the extent that dominant market leaders decide to reduce their prices, future success of our Optimum Lightpath may be impaired. The trend in business communications has been shifting from a wired voice medium to a wireless, data medium. Should this trend accelerate dramatically, future growth of Optimum Lightpath may be negatively impacted.

<u>Rainbow</u>

In our Rainbow segment, which accounted for 15% of our consolidated revenues for the year ended December 31, 2006, we earn revenues in two principal ways. First, we receive affiliate fee payments principally from cable television systems and DBS operators. These revenues are generally on a per subscriber basis and earned under multi-year contracts with those operators referred to as affiliation agreements. The specific affiliate fees we earn vary from operator to operator and also vary among our networks but are generally based upon the number of each operator's subscribers who receive our programming, referred to as "viewing subscribers." The second principal source of revenues in this segment is from advertising. Under our agreements with cable television system and DBS operators, we have the right to sell a specific amount of national advertising time on our programming networks. Our advertising revenues are more variable than affiliate fees because most of our advertising is sold on a short-term basis, not under long-term contracts. Also, our advertising revenues vary based upon the popularity of our programming as measured by rating services.

We seek to grow our revenues in the Rainbow segment by increasing the number of distributors that carry our services and the number of viewing subscribers. We refer to this as our "penetration." AMC, which is widely distributed, has less ability to increase its penetration than our newer, less penetrated services. Our revenues may also increase over time through contractual rate increases stipulated in certain of our affiliation agreements. In negotiating for increased or extended carriage, we may be subject to requests by distributors to make upfront payments in exchange for additional subscribers or extended carriage, which we record as deferred carriage fees and which are amortized as a reduction to revenue over the period of the related subscriber guarantee, or to waive or accept lower subscriber fees if certain additional subscribers are provided. We also may help fund the distributors' efforts to market our channels or we may permit distributors to offer limited promotional periods without payment of subscriber fees. As we continue our efforts to add subscribers, our subscriber revenue may be negatively affected by subscriber acquisition fees (deferred carriage), discounted subscriber fees and other payments; however, we believe that these transactions generate a positive return on investment over the contract period. We seek to increase our advertising revenues by increasing the number of minutes of national advertising and by increasing rates for such advertising, but, ultimately, the level of our advertising revenues is directly related to the overall distribution of our programming, penetration of our services, and the popularity (including within desirable demographic groups) of our services as measured by rating services.

The principal goals in this segment are to increase our affiliation fee revenues and our advertising revenues by increasing distribution and penetration of our national services. To do this we must continue to contract for and produce high-quality, attractive programming. Our greatest challenge arises from the increasing concentration of subscribers in the hands of a few cable television systems and DBS operators because of the disparate bargaining power between us and the largest cable television systems and DBS operators. This increased concentration could adversely affect our ability to increase the penetration of our services or even result in decreased penetration. In addition, this concentration gives those operators greater leverage in negotiating the price and other terms of affiliation agreements. Moreover, as a result of this concentration, the potential impact of a loss of any one of our major affiliates would have a significant impact on this segment.

Madison Square Garden

Madison Square Garden which accounted for 14% of our consolidated revenues for the year ended December 31, 2006, consists of professional sports teams (principally the New York Knicks of the National Basketball Association ("NBA") and the New York Rangers of the National Hockey League ("NHL"), along with the Hartford Wolf Pack of the American Hockey League and the New York Liberty of the Women's National Basketball Association), the MSG Networks sports programming business, and an entertainment business. It also operates the Madison Square Garden Arena, Radio City Music Hall, the Hartford Civic Center and Rentschler Field (sports and entertainment venues in Connecticut), and effective January 1, 2007, the Beacon Theater in New York City. Madison Square Garden faces competitive challenges unique to these activities. We derive revenues in this segment primarily from the MSG Networks (see below), the sale of tickets, including luxury box rentals, to sporting and entertainment events, from rental rights fees paid to this segment by promoters that present events at our entertainment venues and the sports teams' share of league-wide distributions of national television rights fees and royalties. We also derive revenue from the sale of advertising at our owned and operated venues, from food, beverage and merchandise sales at these venues and from the licensing of our trademarks. MSG Networks derives its revenues from affiliate fees paid by cable television providers (including our cable television systems), satellite providers that provide video service and sales of advertising. This segment's financial performance is related to the performance of all the teams presented and the attractiveness of its entertainment events.

Our sports teams' financial success is dependent on their ability to generate advertising sales, paid attendance, luxury box rentals, and food, beverage and merchandise sales. To a large extent, the ability of the teams to build excitement among fans, and therefore produce higher revenue streams, depends on the teams' winning performance, which generates regular season and playoff attendance and luxury box rentals, and which also supports increases in prices charged for tickets, luxury box rentals, and advertising placement. Each team's success is dependent on its ability to acquire highly competitive personnel. The governing bodies of the NBA and the NHL have the power and authority to take certain actions that they deem to be in the best interest of their respective leagues, which may not necessarily be consistent with maximizing our professional sports teams' results of operations.

MSG Networks sports programming business is affected by our ability to secure desired programming of professional sports teams, in addition to our proprietary programming. The continued carriage and success of the teams that are telecast by us will impact our revenues from distribution and from the rates charged for affiliation and advertising, as well as the ability to attract advertisers. In the second quarter of 2004, the New York Mets gave notice of termination of its broadcast rights agreement with MSG Networks. The termination of the rights agreement was effective after the end of the 2005 baseball season. Although the termination of the rights agreement had a negative impact on Madison Square Garden's revenue, it did not have a significant impact on Madison Square Garden's results of operations for the year ended December 31, 2006.

Madison Square Garden's entertainment business is largely dependent on the continued success of our Radio City Christmas Spectacular and our touring Christmas shows, as well as the availability of, and our venues' ability to attract concerts, family shows and events.

The dependence of this segment's revenues on its sports teams and Christmas shows generally make it seasonal with a disproportionate share of its revenues and operating income being derived in the fourth quarter of each year.

Stock Option Related Matters

We incurred substantial expenses in 2006 for legal, accounting, tax and other professional services in connection with the Company's voluntary review of past practices in connection with grants of stock options and SARs, the preparation of restated financial statements, stock option related litigation, and the investigations by the Securities and Exchange Commission ("SEC") and the U.S. Attorney's Office for the Eastern District of New York. We expect to continue to incur substantial expenses in connection with these matters. Refer to Note 18 of our consolidated financial statements.

Critical Accounting Policies

In preparing its financial statements, the Company is required to make certain estimates, judgments and assumptions that it believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Impairment of Long-Lived and Indefinite-Lived Assets:

The Company's long-lived and indefinite lived assets at December 31, 2006 include excess costs over fair value of net assets acquired ("goodwill") of approximately $1,032,117, approximately $1,510,034 of other intangible assets ($893,879 of which are indefinite-lived intangibles) and approximately $3,714,842 of property, plant and equipment. Such assets accounted for approximately 64% of the Company's consolidated total assets.

In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, the Company is required to determine goodwill impairment using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill that would be recognized in a business combination.

The impairment test for other indefinite-lived intangible assets consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. For other long-lived assets, including intangibles that are amortized, the Company evaluates assets for recoverability when there is an indicator of potential impairment. If the undiscounted cash flows from a group of assets being evaluated is less than the carrying value of that group of assets, the fair value of the asset group is determined and the carrying value of the asset group is written down to fair value.

In assessing the recoverability of the Company's goodwill and other long-lived assets, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. These estimates and assumptions could have a significant impact on whether an impairment charge is recognized and also the magnitude of any such charge. Estimates of fair value are primarily determined using discounted cash flows and comparable market transactions. These valuations are based on estimates and assumptions including projected future cash flows, discount rate, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables. For the Telecommunications Services segment, these valuations also include assumptions for average annual revenue per customer, number of homes passed, operating margin and market penetration as a percentage of homes passed, among other assumptions. For the Madison Square Garden and Rainbow segments, these valuations also include assumptions for projected average rates per basic and viewing subscribers, number of events (MSG segment only), access to sports programming and film rights and the cost of such programming and film rights, amount of programming time that is advertiser supported, number of advertising spots available and the sell through rates for those spots, average fee per advertising spot, and operating margins, among other assumptions. If these estimates or material related assumptions change in the future, we may be required to record additional impairment charges related to our long-lived assets.

In order to evaluate the sensitivity of the fair value calculations of the Company's reporting units on the impairment calculation for indefinite-lived intangibles, the Company applied a hypothetical 10% decrease to the fair values of each reporting unit. This hypothetical decrease would have no impact on the impairment analysis for any of the Company's reporting units.

Rights to feature film inventory acquired under license agreements along with the related obligations are recorded at the contract value when a license agreement is executed or the license period has begun, unless there is uncertainty with respect to either cost, acceptability or availability, then when the uncertainty is resolved. Costs are amortized to technical and operating expense on the straight-line basis over the respective license periods. We periodically review the programming usefulness of our feature film inventory based on a series of factors, including ratings, type and quality of program material, standards and practices, and fitness for exhibition based on the programming of the individual programming service. If we determine that substantially all of the films in a film license agreement have no future programming usefulness and will no longer be exploited, we would record a write-off for the portion of the unamortized cost of the film license agreement that was attributed to those films.

In 2004, the Company recorded impairment losses totaling $354,812 related to its decision to seek strategic alternatives for the Rainbow DBS segment of its operations. The Company recorded impairment charges of $90,540 included in depreciation and amortization expense relating to long-lived assets and other indefinite-lived intangible assets and $75,805 included in technical and operating expenses representing the write down of certain film and programming contracts relating to its VOOM HD Networks programming service. In addition, the Company recorded an impairment charge relating to the Rainbow DBS satellite distribution business of $155,415 reflecting the excess of the carrying value over the estimated fair value of long-lived assets and goodwill and other indefinite-lived intangible assets and a charge of approximately $33,052 representing the write off of equipment inventory and deposits which have been recorded in discontinued operations. In addition to the Rainbow DBS segment impairment losses, we recorded impairment losses of approximately $1,640, $663 and $297 in the years ended December 31, 2006, 2005 and 2004, respectively, included in technical and operating expense, representing the impairment of certain film and programming contracts and $2,104 and $7,697 in 2006 and 2005, respectively, included in depreciation and amortization related to certain other long-lived assets and intangibles primarily within our theater operations and PVI Virtual Media business in 2006 and within our theater operations and Rainbow segment in 2005.

Useful Lives of Finite-Lived Intangible Assets:

The Company has recognized intangible assets for affiliation relationships, affiliation agreements, advertiser relationships, season ticket holder relationships and suite holder contracts and relationships as a result of the Regional Programming Partners restructuring transaction with News Corporation in April 2005. In addition, the Company has also recognized intangible assets for affiliation agreements and advertiser relationships as a result of the July 2003 repurchase of Metro-Goldwyn-Mayer, Inc.'s ("MGM") 20% interest in each of American Movie Classics Company LLC, WE: Women's Entertainment and The Independent Film Channel LLC and the repurchase of NBC's interests in Rainbow Media Holdings in various transactions in 2001 and 2002. The Company has determined that such intangible assets have finite lives and has estimated those lives to be 4 to 11 years for affiliation agreements, 24 years for affiliation relationships, 7 to 10 years for advertiser relationships, 10 to 15 years for season ticket holder relationships and 3 to 11 years for suite holder contracts and relationships. At December 31, 2006, the carrying values, net of accumulated amortization, were $416,886 for affiliation agreements and affiliation relationships, $36,002 for broadcast rights and other agreements, $61,257 for advertiser relationships, $64,978 for season ticket holder relationships, $15,352 for suite holder contracts and relationships and $21,680 for other intangibles.

The amount we originally allocated in purchase accounting to the affiliation agreements and affiliation relationships finite-lived intangibles in our consolidated financial statements is the estimated aggregate fair value of those affiliation agreements, affiliation relationships and the related customer relationships. The useful lives for the affiliation agreements were determined based upon an analysis of the weighted average lives of existing agreements the Company had in place with its major customers at the time that purchase accounting was applied, plus an estimate for renewals of such agreements. The Company has been successful in renewing its affiliation agreements and maintaining customer relationships in the past and believes it will be able to renew its major affiliation agreements and maintain those customer relationships in the future. However, it is possible that the Company will not successfully renew such agreements as they expire or that if it does, the net revenue earned may not equal or exceed the net revenue currently being earned, which could have a significant adverse impact on our business. In light of these facts and circumstances, the Company has determined that an estimated useful life of 4 to 11 years for affiliation agreements and 24 years for affiliation relationships is appropriate depending on the nature of the underlying intangible asset.

There have been periods when an existing affiliate agreement has expired and the parties have not finalized negotiations of either a renewal of that agreement or a new agreement for certain periods of time. In substantially all these instances, the affiliates continued to carry and pay for the service under oral or written interim agreements until execution of definitive replacement agreements or renewal. In one case during 2004, there was a 10 day period in which an affiliate was restricted from carrying certain of the Company's sports and entertainment networks because the parties had not reached agreement on contract renewal terms. We reached a short-term agreement with the affiliate at the end of the 10 day period and that affiliate continuously carried the networks pursuant to successive subsequent short-term agreements through March 7, 2005. However, we were unable to reach an agreement with this affiliate at expiration on March 7, 2005, and this affiliate discontinued carriage of certain of the Company's sports networks. On May 9, 2005, we reached a multi-year agreement on key rate and positioning terms for carriage of these sports networks and the parties subsequently entered into definitive documentation reflecting such agreement. See "Impairment of Long-Lived and Indefinite-Lived Assets" discussion above.

If an affiliate were to cease carrying the service on an other than temporary basis, the Company would record an impairment charge for the then remaining carrying value of that affiliate agreement intangible asset. If the Company were to renew an affiliate agreement at rates that produced materially less net revenue compared to the net revenue produced under the previous agreement, the Company would evaluate the impact on its cash flows and, if necessary, would further evaluate such indication of potential impairment by following the policy described above under "Impairment of Long-Lived and Indefinite-Lived Assets" for the asset group containing that intangible. The Company also would evaluate whether the remaining useful life of the affiliate agreement remained appropriate. Based on December 31, 2006 carrying values, if the estimated life of all affiliate agreements and affiliation relationships were shortened by 10%, the effect on amortization in the year ending December 31, 2007 would be to increase our annual amortization expense by approximately $6,683.

Valuation of Deferred Tax Assets:

Deferred tax assets have resulted primarily from the Company's future deductible temporary differences and NOLs. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company's ability to realize its deferred tax assets depends upon the generation of sufficient future taxable income and tax planning strategies to allow for the utilization of its NOLs and deductible temporary differences. If such estimates and related assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets, resulting in additional income tax expense in the Company's consolidated statement of operations. Management evaluates the realizability of the deferred tax assets and the need for additional valuation allowances quarterly. At this time, based on current facts and circumstances, management believes that it is more likely than not that the Company will realize benefit for its gross deferred tax assets, except those deferred tax assets against which a valuation allowance has been recorded which relate to certain state net operating loss carry forwards. In 2006, the Company recorded a decrease in the valuation allowance of $10,404 relating to certain state net operating loss carry forwards. In 2005 and 2004, the Company recorded increases in the valuation allowance of $6,459 and $14,036, respectively, relating to certain state net operating loss carry forwards. During 2006 and 2005, certain state net operating loss carry forwards expired prior to utilization. The deferred tax asset corresponding to the expired net operating loss carry forwards had been fully offset by a valuation allowance. The associated deferred tax asset and valuation allowance were both reduced by $2,638 and $6,953 in 2006 and 2005, respectively.

Plant and Equipment:

Costs incurred in the construction of the Company's cable television system, including line extensions to, and upgrade of, the Company's hybrid fiber-coaxial infrastructure and headend facilities are capitalized. These costs consist of materials, subcontractor labor, direct consulting fees, and internal labor and related costs associated with the construction activities. The internal costs that are capitalized consist of salaries and benefits of Company employees and the portion of facility costs, including rent, taxes, insurance and utilities, that supports the construction activities. These costs are depreciated over the estimated life of the plant and headend facilities. Costs of operating the plant and the technical facilities, including repairs and maintenance and call completion fees, are expensed as incurred.

Costs incurred to connect businesses or residences that have not been previously connected to the infrastructure or digital platform are also capitalized. These costs include materials, subcontractor labor, internal labor to connect, provision and provide on-site and remote technical assistance and other related costs associated with the connection activities. In addition, on-site and remote technical assistance during the provisioning process for new digital product offerings are capitalized. The departmental activities supporting the connection process are tracked through specific metrics, and the portion of departmental costs that is capitalized is determined through a time weighted activity allocation of costs incurred based on time studies used to estimate the average time spent on each activity. New connections are amortized over 5 years or 12 years for residence wiring and feeder cable to the home, respectively. The portion of departmental costs related to reconnection, programming service up- and down- grade, repair and maintenance, and disconnection activities are expensed as incurred.

Defined Benefit Pension Plans:

The Company sponsors both funded and unfunded defined benefit pension plans in various forms covering employees who meet the applicable eligibility requirements. The Company's company-wide plans include a non-contributory cash balance retirement plan, an unfunded non-qualified excess cash balance plan and an unfunded supplemental defined benefit plan (collectively, the "Cablevision Qualified and Non-qualified Defined Benefit Plans"). In addition, Madison Square Garden sponsors a non-contributory pension plan covering its non-union employees (hired prior to January 1, 2001), an unfunded non-qualified defined benefit pension plan and two non-contributory pension plans covering certain of its union employees (collectively, the "Madison Square Garden Qualified and Non-qualified Defined Benefit Plans").

The Company utilizes actuarial methods required by Statement of Financial Accounting Standards ("SFAS") No. 87, Employers' Accounting for Pensions ("Statement No. 87"), in calculating the liability and expense related to these plans. These actuarial methods require numerous assumptions in an attempt to estimate future events, including the discount rate, expected long-term rate of return on plan assets and the rate of future compensation increases, as determined annually by the Company. Material changes in the pension costs of the plans may occur in the future due to changes in these assumptions, changes in the number of the plan participants, changes in the level of benefits provided, changes in asset levels and changes in legislation. Our assumptions reflect our historical experience and management's best judgment regarding future expectations.

Since liabilities under defined benefit plans are measured on a discounted basis, the discount rate is a significant assumption. The discount rate is subject to change each year, consistent with changes in applicable high-quality, long-term corporate bond indices. Based on the expected duration of the benefit payments for the plans, we refer to applicable bond yields (such as Moody's Aaa Corporate Bonds) and the Buck Consultants' Discount Rate Model (which is developed by examining the yields on selected highly rated corporate bonds), to select a rate at which we believe the plans' benefits could be effectively settled. Based on the published rates and the results from the Buck Consultants' Discount Rate Model as of December 31, 2006 and 2005, we used the following weighted average discount rates for the Cablevision Qualified and Non-qualified Defined Benefit Plans and the Madison Square Garden Qualified and Non-qualified Defined Benefit Plans:

	Weighted-Average Discount Rate Used to Calculate the Benefit Obligation at	
	December 31, 2006	December 31, 2005
Cablevision Qualified and Non-qualified Defined Benefit Plans	5.80%	5.80%
Madison Square Garden Qualified and Non-qualified Defined Benefit Plans	6.14%	5.75%

For the year ended December 31, 2006, these discount rates had an aggregate effect of decreasing the Madison Square Garden Qualified and Non-qualified Plans' benefit obligation by approximately $6,797. There was no effect on the benefit obligation for the Cablevision Qualified and Non-qualified Defined Benefit Plans.

The expected long-term return on plan assets is based on a periodic review and modeling of the plan's asset allocation structure over a long-term horizon. Expectations of returns for each asset class are the most important of the assumptions used in the review and modeling and are based on comprehensive reviews of historical data and economic/financial market theory. The expected long-term rate of return was selected from within the reasonable range of rates determined by (a) historical real returns, net of inflation, for the asset classes covered by the investment policy, and (b) projections of inflation over the long-term period during which benefits are payable to plan participants. The expected rate of return for the Cablevision Qualified and the Madison Square Garden Qualified Defined Benefit Plans was 8.00% for 2006 and 2005, respectively.

The following table reflects the Company's estimates of the possible effects of changes in the discount rates and expected rates of return on its 2007 net periodic benefit cost and its benefit obligation at December 31, 2006 for the Cablevision Qualified and Non-qualified Defined Benefit Plans and the Madison Square Garden Qualified and Non-qualified Defined Benefit Plans:

	Discount Rate			
	25 Basis Points Increase		25 Basis Points Decrease	
	Increase (Decrease) in			
	Net Periodic Benefit Cost	Projected Benefit Obligation	Net Periodic Benefit Cost	Projected Benefit Obligation
Cablevision Qualified and Non-qualified Defined Benefit Plans	$(223)	$(2,701)	$418	$2,890
Madison Square Garden Qualified and Non-qualified Defined Benefit Plans	(517)	(4,362)	578	4,856

	Expected Rate of Return	
	Increase (Decrease) in Net Periodic Benefit Cost	
	25 Basis Points Increase	25 Basis Points Decrease
Cablevision Qualified and Non-qualified Defined Benefit Plans	(309)	309
Madison Square Garden Qualified and Non-qualified Defined Benefit Plans	(131)	131

Generally accepted accounting principles include mechanisms that serve to limit the volatility in our earnings which otherwise would result from recording changes in the value of plan assets and benefit obligations in our consolidated financial statements in the periods in which those changes occur. For example, while the expected long-term rate of return on the Plans' assets should, over time, approximate the actual long-term returns, differences between the expected and actual returns could occur in any given year. These differences contribute to the deferred actuarial gains or losses, which are then amortized over time.

The rate of future compensation increases is another assumption used by the Company's third party actuary. The weighted average rate of future compensation increases used in 2006 and in 2005 for the Cablevision Qualified and Non-qualified Defined Benefit Plans and the Madison Square Garden Qualified and Non-qualified Defined Benefit Plans are as follows:

	Net Periodic Benefit Cost		Benefit Obligation	
	2006	2005	2006	2005
Cablevision Qualified and Non-qualified Defined Benefit Plans	4.15%	4.12%	4.40%	4.15%
Madison Square Garden Qualified and Non-qualified Defined Benefit Plans	4.00%	3.16%	4.39%	4.00%

In addition, the Company's actuary also uses other assumptions such as termination and mortality rates. The actuarial assumptions used by the Company may differ materially from actual results due to changing economic and market conditions, higher or lower benefit payments or longer or shorter life spans of participants, among other things. Differences between actual and expected occurrences could significantly impact the actual amount of net periodic cost and the benefit obligation recorded by the Company.

Certain Transactions

The following transactions occurred during the periods covered by this Management's Discussion and Analysis of Financial Condition and Results of Operations.

2005 Transactions. In April 2005, the Company and News Corporation restructured Regional Programming Partners. As a result, the Company now owns 100% of Madison Square Garden and no longer owns interests in Fox Sports Net Ohio, Fox Sports Net Florida, National Sports Partners or National Advertising Partners. The Company also owns 100% of Fox Sports Net Chicago, which was shut down in June 2006, as well as 50% of Fox Sports Net New England and continues to own 60% of Fox Sports Net Bay Area.

In April 2005, subsidiaries of the Company entered into agreements with EchoStar relating to the launch and operation of the business of Rainbow HD Holdings, the Company's VOOM HD Networks high definition television programming service, subject to the closing of the sale of our satellite (Rainbow 1) to EchoStar which occurred in November 2005. Under those arrangements, EchoStar was initially distributed a portion of the VOOM HD Networks programming service and, beginning in 2006 began carrying all 15 of the channels included in the programming service. In connection with the arrangements, EchoStar was issued a 20% interest in Rainbow HD Holdings, the Company's subsidiary owning the VOOM HD Networks, and that 20% interest will not be diluted until $500,000 in cash has been invested in Rainbow HD Holdings' equity by the Company.

Under the terms of the affiliation arrangements with EchoStar covering the VOOM HD Networks for a 15 year term, if Rainbow HD Holdings fails to spend $100,000 per year, up to a maximum of $500,000 in the aggregate, on its service offerings, EchoStar may terminate the affiliation agreement. The Company has the right to terminate the affiliation agreement if the VOOM HD Networks are discontinued in the future.

2004 Transactions. In 2004, Rainbow DBS invested approximately $84,600 in exchange for a substantial interest in an entity that had acquired licenses from the FCC to provide multichannel video distribution and data service in 46 metropolitan areas in the United States.

In July 2004, Northcoast Communications, a 49.9% owned subsidiary of the Company, completed its sale of its wholly-owned subsidiary, Cleveland PCS, to an unaffiliated entity. The Company did not record any gain or loss in connection with the sale.

Results of Operations - Cablevision Systems Corporation

The following table sets forth on a historical basis certain items related to operations as a percentage of net revenues for the periods indicated:

STATEMENT OF OPERATIONS DATA

	Years Ended December 31,				Increase (Decrease) in Net Income
	2006		2005		
	Amount	% of Net Revenues	Amount	% of Net Revenues	
Revenues, net	$5,927,462	100%	$5,172,478	100%	$ 754,984
Operating expenses:					
Technical and operating (excluding depreciation, amortization and impairments shown below)	2,707,970	46	2,296,908	44	(411,062)
Selling, general and administrative	1,480,187	25	1,291,845	25	(188,342)
Restructuring credits	(3,484)	-	(537)	-	2,947
Depreciation and amortization (including impairments)	1,128,813	19	1,083,643	21	(45,170)
Operating income	613,976	10	500,619	10	113,357
Other income (expense):					
Interest expense, net	(891,015)	(15)	(748,078)	(14)	(142,937)
Equity in net income of affiliates	6,698	-	3,219	-	3,479
Gain on sale of programming and affiliate interests, net	-	-	64,968	1	(64,968)
Gain (loss) on investments, net	290,052	5	(138,312)	(3)	428,364
Write-off of deferred financing costs	(14,083)	-	-	-	(14,083)
Gain (loss) on derivative contracts, net	(253,712)	(4)	119,180	2	(372,892)
Loss on extinguishment of debt	(13,125)	-	-	-	(13,125)
Minority interests	(8,894)	-	(5,471)	-	(3,423)
Miscellaneous, net	2,837	-	651	-	2,186
Loss from continuing operations before taxes	(267,266)	(5)	(203,224)	(4)	(64,042)
Income tax benefit	134,217	2	75,691	1	58,526
Loss from continuing operations	(133,049)	(2)	(127,533)	(2)	(5,516)
Income from discontinued operations, net of taxes	7,446	-	216,853	4	(209,407)
Income (loss) before cumulative effect of a change in accounting principle	(125,603)	(2)	89,320	2	(214,923)
Cumulative effect of a change in accounting principle, net of taxes	(862)	-	-	-	(862)
Net income (loss)	$ (126,465)	(2)%	$ 89,320	2%	$(215,785)

STATEMENT OF OPERATIONS DATA (continued)

	Years Ended December 31, 2005 Amount	2005 % of Net Revenues	2004 Amount	2004 % of Net Revenues	Increase (Decrease) in Net Income
Revenues, net	$5,172,478	100%	$4,632,537	100%	$ 539,941
Operating expenses:					
Technical and operating (excluding depreciation, amortization and impairments shown below)	2,296,908	44	2,191,247	47	(105,661)
Selling, general and administrative	1,291,845	25	1,184,682	26	(107,163)
Other operating income, net	-	-	(95,758)	(2)	(95,758)
Restructuring credits	(537)	-	(835)	-	(298)
Depreciation and amortization (including impairments)	1,083,643	21	1,138,675	25	55,032
Operating income	500,619	10	214,526	5	286,093
Other income (expense):					
Interest expense, net	(748,078)	(14)	(712,708)	(15)	(35,370)
Equity in net income (loss) of affiliates	3,219	-	(12,997)	-	16,216
Gain on sale of programming and affiliate interests, net	64,968	1	2,232	-	62,736
Gain (loss) on investments, net	(138,312)	(3)	134,598	3	(272,910)
Write-off of deferred financing costs	-	-	(18,961)	-	18,961
Gain (loss) on derivative contracts, net	119,180	2	(165,305)	(4)	284,485
Loss on extinguishment of debt	-	-	(78,571)	(2)	78,571
Minority interests	(5,471)	-	(50,307)	(1)	44,836
Miscellaneous, net	651	-	63	-	588
Loss from continuing operations before taxes	(203,224)	(4)	(687,430)	(15)	484,206
Income tax benefit	75,691	1	201,397	4	(125,706)
Loss from continuing operations	(127,533)	(2)	(486,033)	(10)	358,500
Income (loss) from discontinued operations, net of taxes	216,853	4	(185,476)	(4)	402,329
Income (loss) before extraordinary item	89,320	2	(671,509)	(14)	760,829
Extraordinary loss on investment, net of taxes	-	-	(7,436)	-	7,436
Net income (loss)	$ 89,320	2%	$ (678,945)	(15)%	$ 768,265

Comparison of Consolidated Year Ended December 31, 2006 Versus Year Ended December 31, 2005

Consolidated Results – Cablevision Systems Corporation

The Company classifies its business interests into three reportable segments:

- Telecommunications Services, consisting principally of our video, high-speed data, and Voice over Internet Protocol services and our commercial data and voice services operations of Lightpath;
- Rainbow, consisting principally of interests in national and regional cable television programming networks, including AMC, IFC, WE tv (formerly WE: Women's Entertainment), fuse and VOOM HD Networks; and
- Madison Square Garden, which owns and operates professional sports teams, regional cable television sports programming networks and an entertainment business.

The Company allocates certain costs to each segment based upon their proportionate estimated usage of services. The segment financial information set forth below, including the discussion related to individual line items, does not reflect intersegment eliminations unless specifically indicated.

See "Business Segments Results" for a more detailed discussion relating to the operating results of our segments.

Revenues, net for the year ended December 31, 2006 increased $754,984 (15%) as compared to revenues for the prior year. The net increase is attributable to the following:

Increase in revenues of the Telecommunication Services segment	$630,942
Increase in revenues of the Rainbow segment	60,425
Increase in revenues of the Madison Square Garden segment	49,645
Other net decreases	(994)
Intersegment eliminations	14,966
	$754,984

Technical and operating expenses (excluding depreciation, amortization and impairments) include primarily:

- cable programming costs which are costs paid to programmers, net of amortization of any launch support received, for cable content and are generally paid on a per-subscriber basis;
- network management and field service costs which represent costs associated with the maintenance of our broadband network, including costs of certain customer connections;
- contractual rights payments to broadcast certain live sporting events and contractual payments pursuant to employment agreements with professional sports teams' personnel;
- amortization of costs to license programming, including feature films, and programming and production costs of our Rainbow businesses; and
- interconnection, call completion and circuit fees relating to our telephone and VoIP businesses which represent the transport and termination of calls with other telecommunications carriers.

Technical and operating expenses (excluding depreciation and amortization and impairments) in 2006 increased $411,062 (18%) as compared to 2005. The net increase is attributable to the following:

Increase in expenses of the Telecommunications Services segment	$269,941
Increase in expenses of the Rainbow segment	37,128
Increase in expenses of the Madison Square Garden segment	87,793
Other net increases	596
Intersegment eliminations	15,604
	$411,062

As a percentage of revenues, technical and operating expenses increased 2% during 2006 as compared to 2005. This increased percentage is primarily attributable to increases in technical and operating expenses of the Madison Square Garden segment and to a lesser extent the Rainbow segment.

Selling, general and administrative expenses include primarily sales, marketing and advertising expenses, administrative costs, and costs of customer call centers. Selling, general and administrative expenses increased $188,342 (15%) for 2006 as compared to 2005. The net increase is attributable to the following:

Increase in expenses of the Telecommunications Services segment	$129,474
Increase in expenses of the Rainbow segment	39,851
Increase in expenses of the Madison Square Garden segment	20,292
Other net decreases	(578)
Intersegment eliminations	(697)
	$188,342

On January 1, 2006, the Company adopted SFAS No. 123R, Share-Based Payment ("Statement No. 123R"). Statement No. 123R eliminates the ability to account for share-based compensation transactions, as the Company formerly did, using the intrinsic value method as prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires that share-based payments be accounted for using a fair-value-based method. As a result of the adoption of Statement No. 123R, the Company's stock plan expense for 2006 for all segments has increased as compared to 2005.

As a percentage of revenues, selling, general and administrative expenses remained constant in 2006 compared to 2005.

Restructuring credits amounted to $3,484 in 2006 and $537 in 2005. The 2006 amount related primarily to adjustments to facility realignment provisions recorded in connection with the 2001 and 2002 restructuring plans of $3,996, partially offset by a charge of $512 relating to facility realignment and severance costs associated with the 2006 restructuring plans. The 2005 amount is comprised of a $2,060 credit resulting from changes in estimates of facility realignment costs relating to the 2001 and 2002 restructuring plans, partially offset by $1,025 of severance costs in 2005 and $498 of additional provisions for severance costs associated with the 2004 and 2003 restructuring plans.

Depreciation and amortization (including impairments) increased $45,170 (4%) for 2006 as compared to 2005. The net increase consisted of an increase in depreciation expense of $53,571 primarily from depreciation of new fixed assets in our telecommunication services segment, partially offset by a decrease in amortization expense of $8,401 primarily resulting from an impairment of certain intangibles recorded in 2005 attributable to the shutdown of two of three MetroChannels and a net decrease of $741 relating to the impairment of certain long-lived assets within our theater operations.

Net interest expense increased $142,937 (19%) during 2006 compared to 2005. The net increase is attributable to the following:

Increase due to higher average debt balances related primarily to the financing of the special dividend on March 29, 2006, partially offset by lower outstanding collateralized indebtedness and the redemption of certain senior subordinated debentures	$118,328
Increase due to higher average interest rates	48,990
Higher interest income	(20,757)
Other net decreases	(3,624)
	$142,937

Equity in net income of affiliates amounted to $6,698 in 2006 compared to $3,219 in 2005. Such amounts consist of the Company's share of the net income or loss of certain businesses in which the Company does not have a majority ownership interest.

Gain on sale of affiliate interests of $64,968 for the year ended December 31, 2005 resulted primarily from the Company and News Corporation restructuring their ownership of National Sports Partners and National Advertising Partners.

Gain (loss) on investments, net for the years ended December 31, 2006 and 2005 of $290,052 and $(138,312) respectively, consists primarily of the net increase or decrease in the fair value of Comcast, General Electric, AT&T, Charter Communications, Leapfrog, and Adelphia Communications common stock owned by the Company. The effects of these gains and losses are largely offset by the losses and gains on related derivative contracts described below.

Write-off of deferred financing costs for the year ended December 31, 2006 of $14,083 includes $6,084 of costs written off in connection with the refinancing of the Rainbow National Services LLC credit agreement in July 2006, $3,412 of costs written off in connection with the early redemption of CSC Holdings' $250,000 principal amount of 10-1/2% Senior Subordinated Debentures due 2016 in May 2006, and $4,587 of costs written off in connection with the refinancing of the CSC Holdings credit agreement.

Gain (loss) on derivative contracts, net for the years ended December 31, 2006 and 2005 consisted of the following:

	Years Ended December 31,	
	2006	2005
Unrealized and realized gain (loss) due to the change in fair value of the Company's prepaid forward contracts relating to the AT&T, Comcast, Charter Communications, General Electric, Leapfrog and Adelphia Communications shares	$(214,352)	$135,677
Unrealized and realized losses on interest rate swap contracts	(39,360)	(16,497)
	$(253,712)	$119,180

The effects of these gains and losses are largely offset by the losses and gains on investment securities pledged as collateral which are included in gain (loss) on investments, net discussed above.

Loss on extinguishment of debt of $13,125 for the year ended December 31, 2006 represents the premium paid on the early redemption of CSC Holdings' $250,000 principal amount of 10-1/2% Senior Subordinated Debentures due 2016 in May 2006.

Minority interests represent other parties' share of the net income (losses) of entities which are not entirely owned by us but which are consolidated in our financial statements. For the years ended December 31, 2006 and 2005 minority interests consisted of the following:

	Years Ended December 31,	
	2006	2005
News Corporation's 40% share of the net income of Fox Sports Net Bay Area.....	$(7,228)	$(6,896)
News Corporation's 40% share of the net loss of Regional Programming Partners	-	2,123
Other	(1,666)	(698)
	$(8,894)	$(5,471)

Net miscellaneous income of $2,837 and $651 for the years ended December 31, 2006 and 2005, respectively, resulted primarily from dividends received on certain of the Company's investment securities, partially offset by other miscellaneous expenses.

Income tax benefit attributable to continuing operations of $134,217 for the year ended December 31, 2006 resulted primarily from the Company's pretax loss, state income tax benefit of $24,315, increased by a $10,404 decrease in the valuation allowance relating to certain state net operating loss carry forwards, a tax benefit of $16,356 resulting from the reduction in a tax contingency liability pursuant to a change in judgment, a tax benefit of $5,013 resulting from the favorable settlement of an issue with a taxing authority, partially offset by the impact of non-deductible officers' compensation of $4,443 and other non-deductible expenses of $6,768.

Income tax benefit attributable to continuing operations of $75,691 for the year ended December 31, 2005 resulted primarily from the pretax loss, state income tax benefit of $12,211, increased by a tax benefit of $6,701 resulting from an adjustment to a state tax rate, partially offset by an increase in the valuation allowance of $6,459 relating to certain state net operating loss carry forwards and the impact of non-deductible officers' compensation of $6,226 and other non-deductible expenses of $10,637.

The Company is currently being audited by the state of Ohio for the tax year ended December 31, 2000. The primary audit issue is the amount of gain that should be subject to tax in Ohio pursuant to the 2000 sale of certain cable television systems. Ohio has asserted that more of the gain should be taxed in Ohio. Ohio has issued a proposed assessment of additional tax due of approximately $55,000 plus interest of approximately $12,000. As of December 31, 2006, the Company has recorded a liability with respect to such matter of approximately $11,000, including interest, which represents management's current estimate of the additional amount that may be owed.

Income (loss) from discontinued operations

In April 2005, the operations of the Rainbow DBS satellite distribution business were shut down. In connection with the shut down, certain assets of the business, including the Rainbow 1 direct broadcast satellite and certain other related assets were sold to a subsidiary of EchoStar for $200,000 in cash. This transaction closed in November 2005.

In September 2005, Loral Space & Communications Holding Corporation ("Loral") filed an action against Cablevision and Rainbow DBS Holdings, Inc. ("Rainbow DBS") for breach of contract based on a letter agreement dated March 23, 2001 ("the Letter Agreement") between Loral and Rainbow DBS. Loral alleges that the sale of the Rainbow-1 satellite and related assets to EchoStar constituted a sale of "substantially all of the assets of Rainbow DBS" triggering a "Make Whole Payment" under the Letter Agreement of $33,000 plus interest. A trial in this matter took place in January 2007 in New York Supreme Court for New York County. On January 24, 2007, the jury returned a verdict finding that the EchoStar sale had triggered a Make Whole Payment under the Letter Agreement, requiring a payment to Loral of $50,898, including interest, which has been accrued for as of December 31, 2006 and reflected as an expense in discontinued operations. Cablevision and Rainbow DBS have filed a motion for judgment as a matter of law, or in the alternative for a new trial, which is pending.

In April 2005, the Company and News Corporation restructured Regional Programming Partners. As a result, the Company now owns 100% of Madison Square Garden, 50% of Fox Sports Net New England and continues to own 60% of Fox Sports Net Bay Area and no longer owns interests in Fox Sports Net Ohio, Fox Sports Net Florida, National Sports Partners or National Advertising Partners. The Company also owned 100% of Fox Sports Net Chicago which was shut down in June 2006.

The operating results of the Fox Sports Net Chicago, Fox Sports Net Ohio and Fox Sports Net Florida businesses and those of the Rainbow DBS distribution business, which was shut down in April 2005, have been reported in discontinued operations in the Company's consolidated statements of operations for all periods presented.

Income (loss) from discontinued operations, net of taxes for the years ended December 31, 2006 and 2005 reflects the following items, net of related income taxes and minority interests:

	Years Ended December 31,	
	2006	2005
Net operating results of the Rainbow DBS distribution business, including shutdown costs, net of taxes*	$(33,472)	$(60,832)
Net operating results of Fox Sports Net Ohio and Fox Sports Net Florida, net of taxes	-	6,652
Gain on sale of Fox Sports Net Ohio and Fox Sports Net Florida, net of taxes	-	266,810
Net operating results of Fox Sports Net Chicago, net of taxes**	40,955	1,620
Other, net of taxes	(37)	2,603
	$ 7,446	$216,853

* The 2006 amount includes $30,025, net of taxes, representing the Make Whole Payment due to Loral. See Note 18 to the consolidated financial statements.

** The 2006 amount includes approximately $46,100, net of taxes, representing the collection in June 2006 of affiliate revenue from a cable affiliate, including approximately $42,200, net of taxes, relating to periods prior to 2006, that had not been previously recognized due to a contractual dispute. The underlying contract was terminated in June 2006 and no further payments will be received under this contract.

Business Segments Results – Cablevision Systems Corporation

Telecommunications Services

The table below sets forth, for the periods presented, certain historical financial information and the percentage that those items bear to revenue for the Company's Telecommunications Services segment:

	Years Ended December 31,				
	2006		2005		
	Amount	% of Net Revenues	Amount	% of Net Revenues	Increase (Decrease) in Operating Income
Revenues, net	$4,237,707	100%	$3,606,765	100%	$ 630,942
Technical and operating expenses (excluding depreciation and amortization)	1,774,607	42	1,504,666	42	(269,941)
Selling, general and administrative expenses	834,031	20	704,557	20	(129,474)
Restructuring charges (credits)	(17)	-	295	-	312
Depreciation and amortization	915,724	22	843,177	23	(72,547)
Operating income	$ 713,362	17%	$ 554,070	15%	$ 159,292

Revenues, net for the year ended December 31, 2006 increased $630,942 (17%) as compared to revenues for the prior year. The following table presents the increases by major components of revenues for the years ended December 31, 2006 and 2005 for the Company's Telecommunications Services segment:

	As of December 31,			
	2006	2005	Increase	Percent Increase
Video (including analog, digital, pay-per-view, video-on-demand and digital video recorder)	$2,576,598	$2,309,293	$267,305	12%
High-speed data	900,024	761,775	138,249	18%
Voice	369,793	171,701	198,092	115%
Advertising	119,239	110,033	9,206	8%
Other (including installation, home shopping, advertising sales commissions, and other products)	109,781	98,093	11,688	12%
Total cable television	4,075,435	3,450,895	624,540	18%
Optimum Lightpath	210,594	195,486	15,108	8%
Intra-segment eliminations	(48,322)	(39,616)	(8,706)	(22)%
Total Telecommunications Services	$4,237,707	$3,606,765	$630,942	17%

Revenue increases reflected above are primarily derived from increases in the number of subscribers to these services (set forth in the table below), upgrades by video customers from the level of the programming package to which they subscribe, additional services sold to our existing subscribers and general increases in rates, offset in part by offer discounts and other rate changes. As a result, our average monthly revenue per basic video subscriber for the fourth quarter of December 2006 was $115.30 as compared with $100.46 for the fourth quarter of December 2005. The increase in Optimum Lightpath net revenues is primarily attributable to growth in Ethernet data services and Optimum Voice call completion activity, partially offset by a decline in traditional circuit switched services. The following table presents certain subscriber information for the years ended December 31, 2006 and 2005 for the Company's cable television systems (excluding Lightpath):

	As of December 31,		Increase	Percent Increase
	2006	2005	(Decrease)	(Decrease)
Basic video customers	3,127,000	3,027,000	100,000	3%
iO digital video customers	2,447,000	1,963,000	484,000	25%
Optimum Online high-speed data customers	2,039,000	1,694,000	345,000	20%
Optimum voice customers	1,209,000	731,000	478,000	65%
Residential telephone customers	5,000	8,000	(3,000)	(33)%
Total revenue generating units	8,827,000	7,423,000	1,404,000	19%

The Company added basic video customers and revenue generating units ("RGUs") in each quarter of 2006 aggregating approximately 100,000 and 1,404,000, respectively, for the year. However, fewer basic video customers and RGUs were added during the fourth quarter of 2006 as compared to the fourth quarter of 2005. Because of our relatively high digital video penetration rates and, to a lesser extent, the increasing competition in our service territory, we expect our basic video customer and RGU growth in 2007 to be lower than what we experienced in 2006.

Technical and operating expenses (excluding depreciation and amortization) for 2006 increased $269,941 (18%) compared to 2005. The net increase is attributable to the following:

Increase in programming costs (including costs of on-demand services) due primarily to subscriber growth, expanded service offerings, and programming rate increases	$164,162
Increase in field service and network related costs primarily due to growth in revenue generating units	57,205
Increase in call completion and interconnection costs related to the VoIP business due primarily to subscriber growth and the costs of our flat-rate international service offering beginning in the second quarter of 2006	48,996
Resolution of a contractual programming dispute*	(26,476)
Increase in VoIP related taxes and surcharges due primarily to subscriber growth, partially offset by favorable tax settlements	12,033
Other net increases	23,915
Intra-segment eliminations	(9,894)
	$269,941

* Represents the collection of $26,500 in June 2006 related to the resolution of a contractual programming dispute, $19,476 of which was due in periods prior to 2006 but not recognized as a reduction to programming costs because it was being disputed and was not being paid by the affiliate. The underlying contract was terminated in June 2006 and no further payments will be received under the contract. Payments received under the contract are accounted for as a reduction to programming costs.

As a percentage of revenues, technical and operating expenses remained constant, during 2006 as compared to 2005.

Selling, general and administrative expenses increased $129,474 (18%) for 2006 as compared to 2005. The net increase is attributable to the following:

Increase in customer related costs (principally call center related costs) primarily due to increased revenue generating units	$ 42,005
Increase in sales and marketing costs	41,666
Increase in share-based compensation expenses (includes the effects of adopting Statement No. 123R effective January 1, 2006)	24,828
Other general and administrative cost increases	11,400
Increase in expenses relating to a long-term incentive plan	8,387
Intra-segment eliminations	1,188
	$129,474

As a percentage of revenues, selling, general and administrative expenses remained constant in 2006 as compared to 2005.

Restructuring charges amounted to $295 in 2005. This amount is comprised primarily of $894 of severance costs associated with the 2005 restructuring plans and $263 of additional provisions for severance associated with the 2004 restructuring plans, partially offset by a credit of $896 resulting from changes in estimates of facility realignment costs relating to the 2002 restructuring plans.

Depreciation and amortization increased $72,547 (9%) for 2006 as compared to 2005. The increase resulted primarily from depreciation of new fixed assets, primarily subscriber devices.

Rainbow

The table below sets forth, for the periods presented, certain historical financial information and the percentage that those items bear to revenues for the Company's Rainbow segment:

	Years Ended December 31,				
	2006		2005		
	Amount	% of Net Revenues	Amount	% of Net Revenues	Increase (Decrease) in Operating Income
Revenues, net	$885,986	100%	$825,561	100%	$ 60,425
Technical and operating expenses (excluding depreciation, amortization and impairments)	382,695	43	345,567	42	(37,128)
Selling, general and administrative expenses	367,845	42	327,994	40	(39,851)
Restructuring charges	143	-	-	-	(143)
Depreciation and amortization (including impairments)	106,556	12	113,429	14	6,873
Operating income	$ 28,747	3%	$ 38,571	5%	$ (9,824)

Included in the Rainbow segment's results of operations is operating income from AMC, IFC and WE tv aggregating $197,294 and $185,703, and operating losses from Rainbow's other programming services aggregating $168,547 and $147,132 for the years ended December 31, 2006 and 2005, respectively. These other programming services consist of Fox Sports Net Bay Area, fuse, Mag Rack, sportskool, News 12 Networks, IFC Entertainment, VOOM HD Networks, Rainbow Network Communications, Rainbow Advertising Sales Corp. and other Rainbow ventures. The operating loss was attributable primarily to VOOM HD Networks, as well as the News 12 Networks and fuse, which more than offset operating income generated by Fox Sports Net Bay Area. The VOOM HD Networks business has been incurring substantial operating losses and these losses are expected to continue for at least the next several years.

Revenues, net for the year ended December 31, 2006 increased $60,425 (7%) as compared to revenues for the prior year. The net increase is attributable to the following:

Increase in advertising revenues at the AMC/IFC/WE tv businesses	$ 34,762
Increase in affiliate and other revenue at Rainbow's other programming businesses	20,150
Increase in advertising revenues at Rainbow's other programming businesses	13,689
Increase in affiliate and other revenue at the AMC/IFC/WE tv businesses resulting from increases in programming network subscribers and rate changes.	9,809
Decrease attributable to the MetroChannel business which shut down two of its three channels in the second quarter of 2005	(17,985)
	$ 60,425

Advertising revenue as a percentage of total revenue increased in 2006 as compared to 2005 and we expect this trend to continue.

Revenue increases discussed above are primarily derived from increases in the level of advertising on our networks, increases in the number of subscribers to our programming services, and increases in fees charged for our services. The following table presents certain viewing subscriber information for the years ended December 31, 2006 and 2005:

	As of December 31,			Percent
	2006	2005	Increase	Increase
	(in thousands)			
Viewing Subscribers:				
AMC	81,100	77,200	3,900	5.1%
WE tv	52,700	50,900	1,800	3.5%
IFC	40,100	37,300	2,800	7.5%
fuse	42,000	35,500	6,500	18.3%
VOOM HD Networks	300	25	275	-
Fox Sports Net Bay Area	3,700	3,600	100	2.8%

Technical and operating expenses (excluding depreciation and amortization and impairments) for the year ended December 31, 2006 increased $37,128 (11%) compared to 2005. The net increase is attributable to the following:

Net increase resulting from higher programming and contractual costs at the other Rainbow businesses, including the VOOM HD Networks	$31,861
Net increase in programming costs at the AMC/IFC/WE tv businesses which resulted primarily from increased series development/original programming costs	9,240
Decrease resulting from the MetroChannel business, which shut down two of its three channels in the second quarter of 2005	(3,973)
	$37,128

As a percentage of revenues, technical and operating increased 1% during 2006 as compared to 2005 resulting primarily from higher programming costs associated with the VOOM HD Networks.

Selling, general and administrative expenses increased $39,851 (12%) for 2006 compared to 2005. The net increase is attributable to the following:

Increase in share-based compensation expenses (includes the effects of adopting Statement No. 123R effective January 1, 2006)	$19,160
Increase in administrative costs, including corporate allocations	10,421
Increase in expenses relating to Cablevision's long-term incentive plan	5,341
Net increase in selling, marketing and advertising costs primarily related to marketing and promotional activities	4,929
	$39,851

As a percentage of revenues, selling, general and administrative expenses increased 2% in 2006 compared to 2005.

Depreciation and amortization (including impairments) decreased $6,873 (6%) for 2006 as compared to 2005. The net decrease was comprised of approximately $4,963 resulting from the impairment of certain intangibles during the second quarter of 2005, a decrease of approximately $3,585 attributable to the MetroChannel business, which shut down two of its three channels in the second quarter of 2005, and a decrease of approximately $1,237 due to the transfer of certain intangibles to another operating segment in the second quarter of 2005. Partially offsetting these decreases was an increase of approximately $2,912 resulting primarily from depreciation of new fixed assets.

Madison Square Garden

The table below sets forth, for the periods presented, certain historical financial information and the percentage that those items bear to net revenues for Madison Square Garden.

	Years Ended December 31,				
	2006		2005		
	Amount	% of Net Revenues	Amount	% of Net Revenues	Increase (Decrease) in Operating Income
Revenues, net	$854,040	100%	$804,395	100%	$ 49,645
Technical and operating expenses (excluding depreciation and amortization)	606,566	71	518,773	64	(87,793)
Selling, general and administrative expenses	189,310	22	169,018	21	(20,292)
Restructuring charges	-	-	366	-	366
Depreciation and amortization	60,160	7	62,834	8	2,674
Operating income (loss)	$ (1,996)	-%	$ 53,404	7%	$(55,400)

The dependence of this segment's revenues on its sports teams and Christmas shows generally make it seasonal with a disproportionate share of its revenues and operating income being derived in the fourth quarter of each year.

Revenues, net for the year ended December 31, 2006 increased $49,645 (6%) as compared to revenues for the prior year. This net increase is attributable to the following:

Return of National Hockey League games after the cancellation of 2004-2005 season	$ 52,118
Higher other team related revenues	9,368
Lower advertising sales revenue and sublicense fees resulting from loss of Mets broadcast rights agreement	(26,877)
Retroactive MSG Networks affiliate rate adjustments recorded in 2005*	(17,834)
Net higher other MSG Networks affiliate fees (excluding the impact of the cancellation of the NHL 2004-2005 season and the 2005 retroactive affiliate rate adjustments noted above) including the impact of the loss of the Mets broadcast rights agreement	16,541
Net higher revenues from entertainment events	19,029
Other net decreases	(2,700)
	$ 49,645

* The retroactive MSG Networks affiliate rate adjustments discussed above resulted from the signing of certain affiliate contracts in 2005 that increased rates for periods prior to January 1, 2005. Therefore the results for the year ended December 31, 2005 reflect positive retroactive rate adjustments related to the periods prior to January 1, 2005 that did not recur in 2006.

Technical and operating expenses for the year ended December 31, 2006 increased $87,793 (17%) as compared to the prior year. This increase is attributable to the following:

Return of National Hockey League games after the cancellation of the 2004-2005 season	$ 70,153
Lower benefit from amortization of team related purchase accounting liabilities (see discussion below)	23,439
Higher provision for National Basketball Association's luxury tax, including impact of certain team personnel transactions	21,844
Lower net provisions for certain team personnel transactions (excluding the impact of purchase accounting liabilities (see discussion below) and luxury tax)*	(17,418)
Higher other team operating expenses, primarily team personnel compensation	13,828
Higher costs associated with the higher revenues from entertainment events	10,968
Lower broadcast rights fees other than those related to the resumption of the National Hockey League games, primarily due to the termination of the Mets broadcast rights agreement	(39,831)
Other net increases	4,810
	$ 87,793

* The change in the provisions for certain team personnel transactions includes the settlement in 2006 of the dispute with the Knicks ex-head coach, Larry Brown, under which the Knicks agreed to pay Mr. Brown $18,500 of the disputed amount in connection with his employment agreement.

The purchase accounting liabilities discussed above were established in April 2005 as a result of the Company's acquisition of the minority interest in Madison Square Garden. Following this transaction the Company began to amortize these purchase accounting liabilities over the period of the respective player contracts. During 2006 and 2005, the majority of these players were subsequently waived or traded and the unamortized purchase accounting liabilities associated with these players were immediately written off. As a result, the amount of amortization associated with these team personnel transactions declined from $25,358 in 2005 to $3,381 in 2006.

As a percentage of revenues, technical and operating expenses increased 7% during the year ended December 31, 2006 as compared to the prior year.

Selling, general, and administrative expenses for the year ended December 31, 2006 increased $20,292 (12%) as compared to the prior year. This increase is attributable to the following:

Increase in share-based compensation expenses (including the effects of adopting Statement No. 123R effective January 1, 2006)	$10,396
Higher employee salaries and related benefits due primarily to higher expenses relating to Cablevision's long term incentive plan	6,689
Higher legal and other professional fees	4,153
Return of National Hockey League games after the cancellation of the 2004-2005 season	2,120
Lower charitable contributions due primarily to contributions in 2005 related to Hurricane Katrina relief	(4,287)
Other net increases	1,221
	$20,292

As a percentage of revenues, selling, general and administrative expenses increased 1% during the year ended December 31, 2006 as compared to the prior year.

Restructuring charges of $366 for the year ended December 31, 2005 primarily represent charges recorded as a result of the final cost determination for benefits associated with the elimination of certain staff positions.

Depreciation and amortization expense for the year ended December 31, 2006 decreased $2,674 (4%) as compared to the prior year resulting primarily from lower depreciation expense due to assets which became fully depreciated. The lower depreciation expense was partly offset by higher amortization due primarily to the amortization of certain intangible assets recorded as a result of the Company's acquisition of the minority interest in Madison Square Garden in April 2005 and the transfer of certain intangibles from another operating segment in 2005. This increase in amortization expense was partly offset by a decrease in the amortization of certain other intangibles that became fully amortized in 2005.

Comparison of Consolidated Year Ended December 31, 2005 Versus Year Ended December 31, 2004

Revenues, net for the year ended December 31, 2005 increased $539,941 (12%) as compared to revenues for the prior year. The net increase is attributable to the following:

Increase in revenues of the Telecommunication Services segment	$482,809
Increase in revenues of the Rainbow segment	19,167
Increase in revenues of the Madison Square Garden segment	25,641
Other net decreases	(1,380)
Intersegment eliminations	13,704
	$539,941

Technical and operating expenses (excluding depreciation and amortization, and impairments) include primarily:

- cable programming costs which are costs paid to programmers, net of amortization of any launch support received, for cable content and are generally paid on a per-subscriber basis;
- network management and field service costs which represent costs associated with the maintenance of our broadband network, including costs of certain customer connections;
- contractual rights payments to broadcast certain live sporting events and contractual payments pursuant to employment agreements with professional sports teams' personnel;
- amortization of costs to license programming, including feature films, and programming and production costs of our Rainbow businesses; and
- interconnection, call completion and circuit fees relating to our telephone and VoIP businesses which represent the transport and termination of calls with other telecommunications carriers.

Technical and operating expenses (excluding depreciation and amortization and impairments) for 2005 increased $105,661 (5%) compared to 2004. The net increase is attributable to the following:

Increase in expenses of the Telecommunications Services segment	$228,137
Decrease in expenses of the Rainbow segment	(84,607)
Decrease in expenses of the Madison Square Garden segment	(42,553)
Other net decreases	(3,502)
Intersegment eliminations	8,186
	$105,661

As a percentage of revenues, technical and operating expenses decreased 3% during 2005 as compared to 2004. The decrease resulted primarily from impairment charges in 2004 amounting to 2% of revenues.

Selling, general and administrative expenses include primarily sales, marketing and advertising expenses, administrative costs and costs of customer call centers. Selling, general and administrative expenses increased $107,163 (9%) for 2005 as compared to 2004. The net increase is attributable to the following:

Increase in expenses of the Telecommunications Services segment	$ 67,602
Increase in expenses of the Rainbow segment	3,976
Increase in expenses of the Madison Square Garden segment	22,038
Other net increases	7,970
Intersegment eliminations	5,577
	$107,163

As a percentage of revenues, selling, general and administrative expenses decreased 1% during 2005 compared to 2004.

Other operating income, net of $95,758 for the year ended December 31, 2004 includes primarily a $54,052 cash payment received in connection with the New York Mets' notice of termination of the broadcast rights agreement with Madison Square Garden which was effective at the end of the 2005 baseball season and a $41,788 reversal of a purchase accounting liability related to this broadcast rights agreement.

Restructuring credits amounted to $537 in 2005 and $835 in 2004. The 2005 amount is comprised of a $2,060 credit resulting from changes in estimates of facility realignment costs relating to the 2001 and 2002 restructuring plans, partially offset by $1,025 of current severance costs in 2005 and $498 of additional provisions for severance costs associated with the 2004 and 2003 restructuring plans. The 2004 amount is comprised of a $5,761 credit resulting from changes in estimates of facility realignment and other costs relating to the 2001, 2002 and 2003 restructuring plans, partially offset by $4,926 of severance costs.

Depreciation and amortization (including impairments) decreased $55,032 (5%) for 2005 as compared to 2004. The decrease resulted primarily from impairment charges in 2004 of $78,497 relating to certain Rainbow DBS assets that were not held for sale and $12,043 related to certain assets of the VOOM HD Networks and lower write-off and disposal costs of certain fixed assets in 2005. These decreases were partially offset by an increase of $35,508 resulting primarily from depreciation of new fixed assets, impairment charges of $7,697 recorded in 2005 relating primarily to certain long-lived assets and intangibles within our theater operations and Rainbow segment and an increase in amortization expense as a result of an increase in amortizable intangibles resulting from the Regional Programming Partners transaction.

Net interest expense increased $35,370 (5%) during 2005 compared to 2004. The net increase is attributable to the following:

Increase due to higher average debt balances	$ 56,017
Increase due to higher average interest rates	52,223
Decrease in dividends on CSC Holdings' Series H and Series M Redeemable Preferred Stock due to their redemption in May 2004	(60,593)
Higher interest income	(8,130)
Other net decreases	(4,147)
	$ 35,370

Equity in net income of affiliates amounted to $3,219 in 2005 compared to equity in net loss of affiliates of $12,997 in 2004. Such amounts consist of the Company's share of the net income or loss of certain businesses in which the Company does not have majority ownership interest.

Gain on sale of programming and affiliate interests amounted to $64,968 for the year ended December 31, 2005 compared to $2,232 for the year ended December 31, 2004. The 2005 gain resulted primarily from the Company and News Corporation restructuring their ownership of National Sports Partners and National Advertising Partners. The 2004 gain resulted from the sale of a minority-owned affiliate interest.

Gain (loss) on investments, net for the years ended December 31, 2005 and 2004 consisted of the following:

	Years Ended December 31,	
	2005	2004
Increase (decrease) in the fair value of Charter Communications, Adelphia Communications, AT&T, AT&T Wireless (2004 period only), Comcast, General Electric and Leapfrog common stock	$(138,459)	$133,544
Income related to other investments	147	1,054
	$(138,312)	$134,598

The effects of these gains and losses are largely offset by the losses and gains on related derivative contracts described below.

Write-off of deferred financing costs of $18,961 in 2004 consisted of costs written off in connection with the redemption of CSC Holdings' Series H and Series M Redeemable Exchangeable Preferred Stock and CSC Holdings' 9-7/8% senior subordinated debentures aggregating $5,080 and termination of certain of the Company's credit agreements aggregating $13,881.

Gain (loss) on derivative contracts, net for the years ended December 31, 2005 and 2004 consisted of the following:

	Years Ended December 31,	
	2005	2004
Unrealized and realized gain (loss) due to the change in fair value of the Company's prepaid forward contracts relating to the AT&T, AT&T Wireless (2004 period only), Comcast, Charter Communications, General Electric, Leapfrog and Adelphia Communications shares	$135,677	$(132,941)
Loss on exchange right and put option related to CSC Holdings' Series A Preferred Stock	-	(31,709)
Unrealized and realized losses on interest rate swap contracts	(16,497)	(655)
	$119,180	$(165,305)

The effects of these gains and losses are largely offset by the losses and gains on investment securities pledged as collateral which are included in gain (loss) on investments, net discussed above.

Loss on extinguishment of debt of $78,571 for the year ended December 31, 2004 represents premiums of $58,170 on the early redemption of CSC Holdings' Series H and Series M Redeemable Preferred Stock, $14,325 on the early redemption of CSC Holdings' 9-7/8% senior subordinated debentures, and $6,076 on the termination of the AT&T Wireless stock monetization contracts.

Minority interests represent other parties' share of the net income (losses) of entities which are not entirely owned by us but which are consolidated in our financial statements. For the years ended December 31, 2005 and 2004 minority interests consisted of the following:

	Years Ended December 31,	
	2005	2004
News Corporation's 40% share of the net income or loss of Regional Programming Partners	$ 2,123	$(57,218)
News Corporation's 40% share of the net income of Fox Sports Net Bay Area	(6,896)	-
Minority partner's interest in DTV Norwich	-	7,850
Other	(698)	(939)
	$(5,471)	$(50,307)

Net miscellaneous income of $651 for the year ended December 31, 2005 resulted primarily from dividends received on certain of the Company's investment securities, partially offset by other miscellaneous expenses.

Income tax benefit attributable to continuing operations of $75,691 for the year ended December 31, 2005 resulted primarily from the pretax loss, state income tax benefit of $12,211, increased by a tax benefit of $6,701 resulting from an adjustment to the state tax rate, partially offset by an increase in the valuation allowance of $6,459 relating to certain state net operating loss carry forwards and the impact of non-deductible officers' compensation and other non-deductible expenses of $6,226 and $10,637, respectively. Income tax benefit attributable to continuing operations of $201,397 in 2004 resulted primarily from the pretax loss, offset by an increase in the valuation allowance of $14,036, non-deductible preferred stock dividends of $21,208, a non-deductible adjustment related to the exchange right and put option related to the Series A Preferred Stock of CSC Holdings of $11,098, a non-deductible redemption premium related to the Series H and M Preferred Stock of CSC Holdings of $20,360, state income tax benefit of $25,692, a tax benefit of $21,615 resulting from an adjustment to the deferred tax rate, and the impact of non-deductible officers' compensation and other non-deductible expenses of $8,303 and $4,776, respectively.

Income (loss) from discontinued operations

In April 2005, the operations of the Rainbow DBS satellite distribution business were shut down. In connection with the shut down, certain assets of the business, including the Rainbow 1 direct broadcast satellite and certain other related assets were sold to a subsidiary of EchoStar for $200,000 in cash. This transaction closed in November 2005.

In April 2005, the Company and News Corporation restructured Regional Programming Partners. As a result, the Company now owns 100% of Madison Square Garden, 50% of Fox Sports Net New England and continues to own 60% of Fox Sports Net Bay Area and no longer owns interests in Fox Sports Net Ohio, Fox Sports Net Florida, National Sports Partners or National Advertising Partners. The Company also owned 100% of Fox Sports Net Chicago which was shut down in June 2006.

The operating results of the Fox Sports Net Chicago (which was shut down in June 2006), Fox Sports Net Ohio and Fox Sports Net Florida businesses and those of the Rainbow DBS distribution business, which was shut down in April 2005, have been reported in discontinued operations in the Company's consolidated statements of operations for all periods presented.

Income (loss) from discontinued operations, net of taxes for the years ended December 31, 2005 and 2004 reflects the following items, net of related income taxes and minority interests:

	Years Ended December 31,	
	2005	2004
Net operating results of the Rainbow DBS distribution business including shutdown costs (including impairment charges of $188,467 in 2004), net of taxes	$(60,832)	$(220,327)
Net operating results of Fox Sports Net Ohio and Fox Sports Net Florida, net of taxes	6,652	22,924
Gain on sale of Fox Sports Net Ohio and Fox Sports Net Florida, net of taxes	266,810	-
Net operating results of Fox Sports Net Chicago, net of taxes	1,620	13,581
Other, net of taxes	2,603	(1,654)
	$216,853	$(185,476)

Extraordinary loss, net of taxes of $7,436 for the year ended December 31, 2004 resulted from Rainbow DBS' investment in DTV Norwich, LLC and represents the excess of the purchase price over fair value of the acquired assets.

Business Segments Results – Cablevision Systems Corporation

Telecommunications Services

The table below sets forth, for the periods presented, certain historical financial information and the percentage that those items bear to revenue for the Company's Telecommunications Services segment:

	Years Ended December 31,				
	2005		2004		
	Amount	% of Net Revenues	Amount	% of Net Revenues	Increase (Decrease) in Operating Income
Revenues, net	$3,606,765	100%	$3,123,956	100%	$ 482,809
Technical and operating expenses (excluding depreciation and amortization)	1,504,666	42	1,276,529	41	(228,137)
Selling, general and administrative expenses	704,557	20	636,955	20	(67,602)
Restructuring charges	295	-	736	-	441
Depreciation and amortization	843,177	23	786,485	25	(56,692)
Operating income	$ 554,070	15%	$ 423,251	14%	$ 130,819

Revenues, net for the year ended December 31, 2005 increased $482,809 (15%) as compared to revenues for the prior year. The following table presents the increases by major components of revenues for the years ended December 31, 2005 and 2004:

	As of December 31,			Percent
	2005	2004	Increase	Increase
Video (including analog, digital, pay-per-view, video-on-demand and digital video recorder)	$2,309,293	$2,116,795	$192,498	9%
High-speed data	761,775	618,899	142,876	23%
Voice	171,701	56,739	114,962	203%
Advertising	110,033	106,435	3,598	3%
Other (including installation, commissions, home shopping and other products)	98,093	81,389	16,704	20%
Total cable television	3,450,895	2,980,257	470,638	16%
Lightpath	195,486	167,660	27,826	17%
Intra-segment eliminations	(39,616)	(23,961)	(15,655)	(65)%
Total Telecommunications Services	$3,606,765	$3,123,956	$482,809	15%

Revenue increases reflected above are primarily derived from increases in the number of subscribers to these services (set forth in the table below), upgrades by video customers in the level of the programming package to which they subscribe, additional services sold to our existing subscribers and general increases in rates, offset in part by offer discounts and other rate changes. The increase in Lightpath net revenues is attributable primarily to growth in Ethernet data services over Lightpath's fiber infrastructure and to growth in traditional data services. As a result, our average monthly revenue per basic video subscriber for the fourth quarter of December 2005 was $100.46 as compared to $88.33 for the fourth quarter of December 2004. The following table presents certain subscriber information for the years ended December 31, 2005 and 2004 for the Company's cable television systems:

	As of December 31,		Increase	Percent Increase
	2005	2004	(Decrease)	(Decrease)
Basic video customers	3,027,000	2,963,000	64,000	2%
iO digital video customers	1,963,000	1,483,000	480,000	32%
Optimum Online high-speed data customers	1,694,000	1,353,000	341,000	25%
Optimum voice customers	731,000	273,000	458,000	168%
Residential telephone customers	8,000	9,000	(1,000)	(11)%
Total revenue generating units	7,423,000	6,081,000	1,342,000	22%

Technical and operating expenses (excluding depreciation and amortization) for 2005 increased $228,137 (18%) compared to 2004. The net increase is attributable to the following:

Increase in programming costs (including costs of on-demand services) due primarily to subscriber growth, expanded service offerings, and programming rate increases	$114,548
Increase in field service and network related costs primarily due to growth in revenue generating units	67,563
Increase in call completion and interconnection costs related to the VoIP business due primarily to subscriber growth	28,339
Other net increases, including intra-segment eliminations	17,687
	$228,137

As a percentage of revenues, technical and operating expenses increased 1% during 2005 as compared to 2004.

Selling, general and administrative expenses increased $67,602 (11%) for 2005 as compared to 2004. The net increase is attributable to the following:

Increase in sales and marketing costs	$33,468
Increase in customer related costs primarily due to increased revenue generating units	31,910
Decrease in stock plan expenses (includes the effects of changes in stock price, the vesting of restricted shares and employee separations)	(1,661)
Increase in expenses relating to a long-term incentive plan	4,800
Other net decreases, including intra-segment eliminations	(915)
	$67,602

As a percentage of revenues, selling, general and administrative expenses remained constant in 2005 as compared to 2004.

Restructuring charges amounted to $295 in 2005 and $736 in 2004. The 2005 amount is comprised of $894 of current severance costs and $297 of additional provisions for severance associated with the 2004 restructuring plans, partially offset by a $896 credit resulting from changes in estimates of facility realignment costs relating to the 2002 restructuring plans. The 2004 amount is comprised of $882 of new provisions associated with the elimination of positions, including severance and outplacement costs, partially offset by a credit of $146 in facility realignment costs relating to the 2001 and 2002 restructuring.

Depreciation and amortization increased $56,692 (7%) for 2005 as compared to 2004. The increase resulted primarily from depreciation of new fixed assets, primarily subscriber devices and increases in amortization expense relating to other amortizable intangibles.

Rainbow

The table below sets forth, for the periods presented, certain historical financial information and the percentage that those items bear to revenues for the Company's Rainbow segment:

	Years Ended December 31,				
	2005		2004		
	Amount	% of Net Revenues	Amount	% of Net Revenues	Increase (Decrease) in Operating Income
Revenues, net	$825,561	100%	$ 806,394	100%	$ 19,167
Technical and operating expenses (excluding depreciation, amortization and impairments)	345,567	42	430,174	53	84,607
Selling, general and administrative expenses	327,994	40	324,018	40	(3,976)
Restructuring credits	-	-	(77)	-	(77)
Depreciation and amortization (including impairments)	113,429	14	213,896	27	100,467
Operating income (loss)	$ 38,571	5%	$(161,617)	(20)%	$200,188

Included in the Rainbow segment's results of operations is operating income from AMC, IFC and WE tv aggregating $185,703 and $159,815 and operating losses from Rainbow's other programming services aggregating $147,132 and $321,432 for the years ended December 31, 2005 and 2004, respectively. These other programming services consist of Fox Sports Net Bay Area, fuse, Mag Rack, sportskool, News 12 Networks, IFC Entertainment, VOOM HD Networks, Rainbow Network Communications,

Rainbow Advertising Sales Corp. and other Rainbow ventures. The operating loss was attributable primarily to the VOOM HD Networks, as well as the News 12 Networks and fuse which more than offset operating income generated by Fox Sports Net Bay Area. The 2004 operating loss included impairment charges relating to the VOOM HD Networks and certain Rainbow DBS assets that were not held for sale.

Revenues, net for the year ended December 31, 2005 increased $19,167 (2%) as compared to revenues for the prior year. The net increase is attributable to the following:

Increase in advertising revenues at the AMC/IFC/WE tv and fuse businesses	$ 39,552
Increase in affiliate revenue, partially offset by a decrease in other revenue	2,049
Decrease attributable to the MetroChannel business which shut down two of its three channels in the second quarter of 2005	(22,434)
	$ 19,167

Revenue increases discussed above are primarily derived from increases in the level of advertising on our networks, increases in the number of subscribers to our programming services, and increases in fees charged for our services. The following table presents certain viewing subscriber information for the years ended December 31, 2005 and 2004:

	As of December 31,			Percent
	2005	2004	Increase	Increase
		(in thousands)		
Viewing Subscribers:				
AMC	77,200	76,100	1,100	1.4%
WE tv	50,900	49,900	1,000	2.0%
IFC	37,300	34,600	2,700	7.8%
fuse	35,500	33,100	2,400	7.3%
VOOM HD	25	-	25	-
Fox Sports Net Bay Area	3,600	3,600	-	-

Technical and operating expenses (excluding depreciation and amortization and impairments) for the year ended December 31, 2005 decreased $84,607 (20%) compared to 2004. The net decrease is attributable to the following:

Net decrease resulting from lower programming and contractual costs for the VOOM HD Networks (including an impairment charge of $75,805 recorded in 2004)	$(107,068)
Net increase resulting from higher programming and contractual costs at other Rainbow businesses	22,461
	$ (84,607)

As a percentage of revenues, technical and operating expenses decreased 11% during 2005 as compared 2004. The decrease resulted primarily from impairment charges in 2004 amounting to approximately 9% of revenues.

Selling, general and administrative expenses increased $3,976 (1%) for 2005 compared to 2004. The net increase is attributable to the following:

Increase in expenses relating to a long-term incentive plan	$ 9,392
Increase in selling, marketing and advertising costs	3,578
Decrease in administrative costs across all other Rainbow businesses, including a decrease in costs relating to the investigation into improper expense recognition	(7,857)
Decrease in share-based compensation expenses	(1,137)
	$ 3,976

As a percentage of revenues, selling, general and administrative expenses remained constant in 2005 compared to 2004.

Depreciation and amortization (including impairments) decreased $100,467 (47%) for 2005 as compared to 2004. The decrease resulted primarily from impairment charges in 2004 of $78,497 relating to certain Rainbow DBS assets that were not held for sale and $12,043 related to certain assets of the VOOM HD Networks. A decrease of approximately $11,970 resulted primarily from certain intangibles becoming fully amortized in 2004 and a decrease of $3,720 resulted from certain fixed assets becoming fully depreciated. These decreases were partially offset by increases of $4,963 resulting from the impairment in 2005 of certain intangibles and $800 from the impairment of fixed assets.

Madison Square Garden

The table below sets forth, for the periods presented, certain historical financial information and the percentage that those items bear to net revenues for Madison Square Garden:

	Years Ended December 31,				
	2005		2004		
	Amount	% of Net Revenues	Amount	% of Net Revenues	Increase (Decrease) in Operating Income
Revenues, net	$804,395	100%	$778,754	100%	$ 25,641
Technical and operating expenses (excluding depreciation and amortization)	518,773	64	561,326	72	42,553
Selling, general and administrative expenses	169,018	21	146,980	19	(22,038)
Other operating income	-	-	(95,840)	(12)	(95,840)
Restructuring charges	366	-	4,146	-	3,780
Depreciation and amortization	62,834	8	45,445	6	(17,389)
Operating income	$ 53,404	7%	$116,697	15%	$(63,293)

Revenues, net for the year ended December 31, 2005 increased $25,641 (3%) as compared to revenues for the prior year. This net increase is attributable to the following:

Net impact of National Hockey League cancellation of 2004-2005 season	$(11,604)
Absence of National Basketball Association expansion revenue received in 2004	(10,345)
Absence of Knicks playoff related revenue	(6,192)
Lower revenues from *Christmas Spectacular*, including touring shows	(6,986)
Other net decreases	(2,879)
Higher MSG Networks revenues due to:	
Retroactive increase in affiliate rates recorded in 2005 that related to periods prior to January 1, 2005	17,834
Other MSG Networks revenues, (excluding the impact of the cancellation of the NHL 2004-2005 season and the Knicks playoffs reflected above) primarily from net affiliate rate adjustments related to the year ended December 31, 2005	35,101
Net higher revenues from other events at Madison Square Garden and Radio City Music Hall	5,709
Higher Knicks related regular season revenues	5,003
	$ 25,641

Technical and operating expenses (excluding depreciation and amortization) for the year ended December 31, 2005 decreased $42,553 (8%) as compared to the prior year. This net decrease is attributable to the following:

Net impact of National Hockey League cancellation of 2004-2005 season	$(37,078)
Amortization of certain purchase accounting liabilities	(32,173)
Higher net provisions for certain team personnel transactions (excluding the impact of purchase accounting liabilities and luxury tax)	25,032
Higher net provision for luxury tax, including the impact of certain team personnel transactions	2,908
Other net decreases	(1,242)
	$(42,553)

The purchase accounting liabilities discussed above were established in April 2005 as a result of the Company's acquisition of the minority interest in Madison Square Garden. Following this transaction the Company began to amortize these purchase accounting liabilities over the period of the respective player contracts. Some of these players were subsequently waived or traded before December 31, 2005 resulting in the complete amortization of the associated purchase accounting liabilities. The higher net luxury tax provision of $2,908 resulted primarily from luxury tax associated with a player who was waived prior to the new NBA Collective Bargaining Agreement and whose contractual obligations are now subject to luxury tax. This was substantially offset by lower luxury tax for the current calendar year's portion of the tax for the 2005-2006 season as compared to the prior year's portion of the 2003-2004 season. There was no luxury tax attributable to the 2004-2005 season.

Selling, general, and administrative expenses for the year ended December 31, 2005 increased $22,038 (15%) as compared to the prior year primarily driven by an increase in expenses related to employee salaries and related benefits, including stock and long-term incentive plans, higher professional fees and other costs relating primarily to the Company's efforts to acquire the development rights over the New York Metropolitan Transportation Authority's Hudson Rail Yards, and higher charitable contributions.

Other operating income of $95,840 in 2004 results from the notice of termination of Madison Square Garden's broadcast rights agreement with the New York Mets. In the second quarter of 2004, the New York Mets gave notice of termination of their rights agreement with Madison Square Garden, and with the notice paid Madison Square Garden a contractually obligated termination fee of $54,052. The termination of the rights agreement was effective at the end of the 2005 baseball season. In addition, Madison Square Garden recorded a $41,788 credit reflecting the reversal of a purchase accounting liability related to this rights agreement.

Restructuring charges of $366 in 2005 primarily represent charges recorded as a result of the final cost determination for benefits associated with the elimination of certain staff positions. Restructuring charges of $4,146 for 2004 primarily represent severance costs associated with the elimination of certain staff positions in 2004.

Depreciation and amortization for the year ended December 31, 2005 increased $17,389 (38%), as compared to the prior year. An increase of $10,668 resulted from higher amortization of intangibles primarily due to certain intangible assets recorded as a result of the Company's acquisition of the minority interest in Madison Square Garden. An increase of $6,721 resulted from higher depreciation expense primarily due to the acceleration of depreciation of certain Madison Square Garden Arena assets due to its planned renovation.

CSC HOLDINGS, INC.

The statement of operations results of CSC Holdings are identical to the statement of operations results of Cablevision, except for the following:

- Interest expense of $132,784, $124,498 and $85,048 for the years ended December 31, 2006, 2005 and 2004, respectively, relating to $1,500,000 of Cablevision senior notes issued in April 2004 included in Cablevision's consolidated statements of operations,
- Interest income of $3,958 and $89 for the years ended December 31, 2006 and 2005, respectively, related to cash held at Cablevision,
- Miscellaneous expenses of $177 included in Cablevision's consolidated statement of operations for the year ended December 31, 2005, and
- Income tax benefit of $52,831, $50,993 and $35,125 for the years ended December 31, 2006, 2005 and 2004, respectively, included in Cablevision's consolidated statements of operations related to the items listed above.

Refer to Cablevision's Management's Discussion and Analysis of Financial Condition and Results of Operations herein.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Cablevision has no operations independent of its subsidiaries. Cablevision's outstanding securities consist of Cablevision NY Group Class A and Cablevision NY Group Class B common stock and $1,500,000 of debt securities. Funding for the debt service requirements of our debt securities is provided by our subsidiaries operations, principally CSC Holdings, as permitted by the covenants governing CSC Holdings' credit agreements and public debt securities. Funding for our subsidiaries is generally provided by cash flow from operations, cash on hand, and borrowings under bank credit facilities made available to the Restricted Group (as later defined) and to Rainbow National Services LLC ("RNS") and the proceeds from the issuance of notes and debentures in the capital markets. The Company has accessed the debt markets for significant amounts of capital in the past and may do so in the future. For the year ended December 31, 2006, Cablevision had cash flow from operating activities in excess of capital expenditures.

The following table summarizes our outstanding debt and present value of capital leases as well as interest expense and capital expenditures as of and for the year ended December 31, 2006:

	Cablevision	Restricted Group	Rainbow National Services	Other Entities	Total
Bank debt	$ -	$4,482,500	$ 510,000	$ -	$ 4,992,500
Capital leases	-	256	11,507	49,695	61,458
Notes payable	-	18,843	-	-	18,843
Senior notes and debentures	1,500,000	4,195,480	298,476	-	5,993,956
Senior subordinated debentures	-	-	497,011	-	497,011
Collateralized indebtedness relating to stock monetizations	-	-	-	921,574	921,574
Total debt	$1,500,000	$8,697,079	$1,316,994	$971,269	$12,485,342
Interest expense	$ 132,784	$ 615,460	$ 125,195	$ 54,763	$ 928,202
Capital expenditures	$ -	$ 819,043	$ 5,219	$ 62,035	$ 886,297

Total amounts payable by the Company and its subsidiaries in connection with its outstanding obligations during the five years subsequent to December 31, 2006 and thereafter, including capital leases and related interest, the value deliverable at maturity under monetization contracts and the $4,992,500 of outstanding bank debt as of December 31, 2006 are as follows:

	Cablevision	Restricted Group	Rainbow National Services	Other Entities	Total
2007	$ -	$ 611,832	$ 1,676	$ 111,326*	$ 724,834
2008	-	586,017	26,536	258,972*	871,525
2009	500,000	1,185,000	26,536	670,455*	2,381,991
2010	-	285,000	26,536	3,000	314,536
2011	-	1,435,000	51,536	3,000	1,489,536
Thereafter	1,000,000	4,598,750	1,196,648	-	6,795,398
Total	$1,500,000	$8,701,599	$1,329,468	$1,046,753	$12,577,820

* Cablevision has the option, at maturity, to deliver the shares of common stock underlying the monetization contracts along with proceeds from the related derivative contracts in full satisfaction of the maturing collateralized indebtedness or obtain the required cash equivalent of the common stock through new monetization and derivative contracts. The amounts included in the table are $102,469 in 2007, $222,624 in 2008 and $667,455 in 2009.

Restricted Group

As of December 31, 2006, CSC Holdings and those of its subsidiaries which conduct our cable television video operations (including approximately 3.1 million basic video customers and 2.4 million digital video customers) and high-speed data service (which encompasses approximately 2.0 million customers) and our residential voice services operations (which encompasses approximately 1.2 million customers), as well as Optimum Lightpath, our commercial data and voice service business comprise the "Restricted Group" since they are subject to the covenants and restrictions of the credit facility and the indentures governing the notes and debentures securities issued by CSC Holdings. In addition, the Restricted Group is also subject to the covenants of the debt issued by Cablevision.

Sources of cash for the Restricted Group include primarily cash flow from the operations of the businesses in the Restricted Group, borrowings under its bank credit agreement and issuance of notes and debentures in the capital markets and, from time to time, distributions or loans from its subsidiaries. The Restricted Group's principal uses of cash (excluding the cash used to pay the special dividend discussed below) include capital spending, in particular the capital requirements associated with the growth of its services such as digital video, high-speed data and voice; debt service, including distributions made to Cablevision to service interest expense on its debt securities; other corporate expenses and changes in working capital; and investments that it may fund from time to time. We currently expect that the net funding and investment requirements of the Restricted Group will be met with cash generated by its operating activities and borrowings under the Restricted Group's bank credit facility and that the Restricted Group's available borrowing capacity under that facility will be sufficient to meet these requirements for the next 12 months.

On February 24, 2006, the Restricted Group entered into a $2,400,000 credit facility with a group of banks consisting of three components: a $1,000,000 revolver, a $1,000,000 term A-1 loan facility and a $400,000 term A-2 loan facility that has since been refinanced and repaid in full, as described below. Of the $1,400,000 proceeds received from the term loans under the credit facility, $1,265,648 was used to repay the outstanding borrowings and accrued interest under the prior Restricted Group credit facility that was scheduled to mature in June 2006, and $26,059 for fees and expenses. On March 29, 2006, the Restricted Group entered into a $3,500,000 term B loan facility, of which $414,077 of the proceeds was used to prepay the outstanding borrowings of the term A-2 loan facility, including accrued interest, fees and expenses. The balance of the outstanding term B loan facility borrowings was invested in short-term AAA rated funds until approval of the special dividend by the Company's Board of Directors, and was then distributed to Cablevision on April 24, 2006 after the special dividend was approved by the Board of Directors.

The three components of the new Restricted Group credit facility, the $1,000,000 revolver, the $1,000,000 term A-1 loan facility and the $3,500,000 term B loan facility, are direct obligations of CSC Holdings, guaranteed by most Restricted Group subsidiaries and secured by the pledge of the stock of most Restricted Group subsidiaries. As of February 23, 2007, $51,994 of the $1,000,000 revolving credit facility was restricted for certain letters of credit issued on behalf of CSC Holdings and $948,006 of the revolver was undrawn. The revolving credit facility and the term A-1 loan facility mature in six years in February 2012 and the term B loan facility matures in seven years in March 2013. The revolver has no required interim repayments, the $1,000,000 term A-1 loan facility requires quarterly repayments aggregating 0% in year one, 5% in each of years two and three, 25% in each of years four and five, and 40% in the final year and the $3,500,000 term B loan facility is subject to quarterly repayments totaling 1% ($8,750 per quarter) in each of years one through six and 94% ($822,500 per quarter) in the final year. The interest rate on the term A-1 loan facility varies, depending on the Restricted Group's cash flow ratio (as defined) from .75% to 1.75% over the Eurodollar Rate for Eurodollar-based borrowings and from zero to .75% over the Base Rate for Base Rate Borrowings (as defined). The interest rate on the borrowings under the term B loan facility is the Eurodollar Rate (as defined) plus 1.75% or prime rate plus .75%, at the Company's election. The weighted average interest rates as of December 31, 2006 on borrowings under the term A-1 loan facility and term B loan facility were 6.62% and 7.12%, respectively.

The principal financial covenants, which are not identical for the revolving credit facility and the term A-1 loan facility, on the one hand, and the term B loan facility, on the other, include (i) under the revolving credit facility and the term A-1 loan facility, maximum total leverage of 7.50 to 1 with subsequent stepdowns over the life of the revolving credit facility and the term A-1 loan facility until reaching 4.50 to 1 for periods beginning on and after January 1, 2010, (ii) under the revolving credit facility and the term A-1 loan facility, maximum senior secured leverage of 4.00 times cash flow through December 31, 2006 with annual stepdowns thereafter over the life of the revolving credit facility and the term A-1 loan facility until reaching 3.00 to 1 for periods beginning on and after January 1, 2010, (iii) under the revolving credit facility and the term A-1 loan facility, minimum ratios for cash flow to interest expense of 1.75 to 1 initially, increasing to 2.00 to 1 on and after July 1, 2007, and (iv) under the revolving credit facility and the term A-1 loan facility, a minimum ratio of cash flow less cash taxes to total debt expense (defined to include interest expense, certain payments of principal and dividends paid by CSC Holdings to Cablevision to permit Cablevision to pay interest and certain principal payments on its debt) of 1.50 to 1. These covenants and restrictions on the permitted use of borrowed funds in the revolving credit facility may limit our ability to utilize all of the undrawn revolver funds. Additional covenants include limitations on liens and the issuance of additional debt. Under the term B loan facility, we are limited in our ability to incur additional indebtedness based on a maximum ratio of total indebtedness to cash flow (as defined in the term B loan facility) of 7.50 to 1 with subsequent stepdowns over the life of the term B loan facility until reaching 5.00 to 1 for periods beginning on and after January 1, 2010 and a maximum senior secured leverage ratio of 4.50 times cash flow (as defined in the term B loan facility).

Under the revolving credit facility and the term A-1 loan facility, there are generally no restrictions on investments that the Restricted Group may make, provided it is not in default. The Restricted Group can make distributions or other restricted payments so long as CSC Holdings is not in default but there is a limitation (initially $200,000, subject to increase to reflect capital contributions or issuance of equity interests) on restricted payments during any period when the cash flow leverage ratio is greater than 6.00 to 1. The $200,000 limitation does not apply to restricted payments by CSC Holdings to Cablevision to be used by Cablevision to make scheduled payments of principal or interest on its indebtedness. Under the term B loan facility, there also are generally no restrictions on investments that the Restricted Group may make provided it is not in default; however, CSC Holdings must also remain in compliance with the maximum ratio of total indebtedness to cash flow and the maximum senior secured leverage ratio. Our ability to make restricted payments is also limited by provisions in the term B loan facility and the indentures covering our notes and debentures.

CSC Holdings, a member of the Restricted Group, has issued senior and senior subordinated notes and debentures, which also contain financial and other covenants, though they are generally less restrictive than the covenants contained in the Restricted Group's bank credit facility. Principal covenants include a limitation on the incurrence of additional indebtedness based upon a maximum ratio of total indebtedness to cash flow (as defined in the indentures) of 9.00 to 1 and limitations on dividends and distributions. The indentures governing the Cablevision note and debenture issuances contain similar covenants and restrictions, including a limitation on additional debt incurrence based on a 9.00 to 1 debt to cash flow ratio. There are no covenants, events of default, borrowing conditions or other terms in the Restricted Group's credit facility or in any of CSC Holdings' or Cablevision's other debt securities that are based on changes in the credit ratings assigned by any rating agency. The Restricted Group was in compliance with all of its financial covenants under its various credit agreements as of December 31, 2006.

Cablevision's and CSC Holdings' future access to the debt markets and the cost of any future debt issuances are also influenced by their credit ratings, which are provided by Moody's Investors Service and Standard & Poor's. Key factors in the assessment of Cablevision's and CSC Holdings' credit ratings include Cablevision and CSC Holdings' financial strength and flexibility, operating capabilities, management risk tolerance and ability to respond to changes in the competitive landscape. The corporate credit rating for Cablevision and CSC Holdings is B1 with a stable outlook by Moody's and BB with a negative outlook by Standard & Poor's. Any future downgrade to the Cablevision and/or CSC Holdings credit ratings by either rating agency could increase the interest rate on future debt issuances and could adversely impact our ability to raise additional funds. See discussion under Item 1A - Risk Factors, "A lowering or withdrawal of the ratings assigned to our debt securities by ratings agencies may further increase our future borrowing costs and reduce our access to capital."

Rainbow and Rainbow National Services

RNS, our wholly-owned subsidiary which owns the common equity interests in the Company's AMC, WE tv and IFC programming operations, generated positive cash from operating activities in 2006. Its cash on hand, plus cash flow from operations and proceeds from borrowings available to it, provides the capital required for net funding and investment requirements of other Rainbow programming entities including the VOOM HD Networks, News 12 Networks and fuse subject to the applicable covenants and limitations contained in RNS' financing agreements.

On July 5, 2006, RNS entered into an $800,000 senior secured credit facility (the "New RNS Credit Facility") which consists of a $500,000 term A loan facility and a $300,000 revolving credit facility. The term A loan facility matures June 30, 2013 and the revolving credit facility matures June 30, 2012. The New RNS Credit Facility allows RNS to utilize up to $50,000 of the revolving credit facility for letters of credit and up to $5,000 for a swing loan. Further, the New RNS Credit Facility provides for an incremental facility of up to $925,000, provided that it be for a minimum amount of $100,000. If an incremental facility is established, RNS and the lenders will enter into a supplement to the New RNS Credit Facility with terms and conditions that are no more restrictive than those of the New RNS Credit Facility. There are no commitments from the lenders to fund an incremental facility.

On July 5, 2006, RNS borrowed the entire $500,000 term A loan facility and $10,000 under the revolving credit facility. RNS used the $510,000 borrowed under the New RNS Credit Facility and $88,048 of additional available cash to repay all of its outstanding borrowings, accrued interest and fees due under its August 2004 $950,000 senior secured credit facility of which $592,500 was outstanding under a term loan at July 5, 2006 (scheduled to mature March 31, 2012) and to pay certain fees and expenses incurred in connection with the New RNS Credit Facility. RNS may use future borrowings under the New RNS Credit Facility to make investments, distributions, and other payments permitted under the New RNS Credit Facility and for general corporate purposes. The borrowings under the New RNS Credit Facility may be repaid without penalty at any time. Outstanding borrowings under the term loan and revolving credit facility at February 23, 2007 were $500,000 and $10,000, respectively. RNS had $290,000 in undrawn revolver commitments at February 23, 2007.

Borrowings under the New RNS Credit Facility are direct obligations of RNS which are guaranteed jointly and severally by substantially all of its subsidiaries and by Rainbow Programming Holdings LLC, the direct parent of RNS, and are secured by the pledge of the stock of RNS and substantially all of its subsidiaries, and all of the other assets of RNS and substantially all of its subsidiaries (subject to certain limited exceptions). Borrowings under the New RNS Credit Facility bear interest based on either the Base Rate (the greater of the Federal Funds Rate plus 0.5% and the prime rate (as defined in the New RNS Credit Facility)) or the Eurodollar Rate (as defined in the New RNS Credit Facility). The interest rate under the New RNS Credit Facility varies, depending on RNS' cash flow ratio (as defined in the New RNS Credit Facility), from 1.0% to 1.5% over the Eurodollar Rate for Eurodollar-based borrowings and from zero to 0.5% over the Base Rate for Base Rate borrowings. At December 31, 2006, the interest rate on the term A loan facility and the revolving credit facility was 6.62% and 6.60%, respectively. The term A loan is to be repaid in quarterly installments of 1.25% of the original outstanding balance ($6,250) from March 31, 2008 until December 31, 2010, 2.5% of the original outstanding balance ($12,500) from March 31, 2011 until December 31, 2012, and 32.5% of the original outstanding balance ($162,500) on March 31, 2013 and June 30, 2013, the maturity of the term A loan. Any amounts outstanding under the revolving credit facility are due at maturity on June 30, 2012.

The financial covenants consist of (i) a minimum ratio of operating cash flow to total interest expense for each quarter (all as defined in the New RNS Credit Facility) of 1.75 to 1, (ii) a maximum cash flow ratio of total indebtedness to annualized operating cash flow (as defined in the New RNS Credit Facility) of 6.75 to 1 through June 30, 2008, decreasing thereafter to 6.25 to 1, and (iii) a maximum senior secured leverage ratio of senior secured debt to annualized operating cash flow (all as defined in the New RNS

Credit Facility) of 5.50 to 1. Additional covenants include restrictions on indebtedness, guarantees, liens, investments, dividends and distributions and transactions with affiliates.

RNS is obligated to pay fees of 0.375% per annum on any undrawn revolver commitment.

RNS also has notes outstanding consisting of $300,000 principal amount of 8-3/4% senior notes due September 1, 2012 and $500,000 principal amount of 10-3/8% senior subordinated notes due September 1, 2014. These notes are guaranteed by substantially all of RNS' subsidiaries.

RNS was in compliance with all of its financial covenants under its various credit agreements as of December 31, 2006.

In April 2005, subsidiaries of the Company entered into agreements with EchoStar relating to the launch and operation of the business of Rainbow HD Holdings LLC, the Company's VOOM HD Networks high definition television programming service, subject to the closing of the sale of our satellite (Rainbow 1) to EchoStar which occurred in November 2005. Under those arrangements, EchoStar was initially distributed a portion of the VOOM HD Networks programming service and, beginning in 2006 began carrying all 15 of the channels included in the programming service. In connection with the arrangements, EchoStar was issued a 20% interest in Rainbow HD Holdings, the Company's subsidiary owning the VOOM HD Networks, and that 20% interest will not be diluted until $500,000 in cash has been invested in Rainbow HD Holdings' equity by the Company.

Under the terms of the affiliation arrangements with EchoStar covering the VOOM HD Networks for a 15 year term, if Rainbow HD Holdings fails to spend $100,000 per year, up to a maximum of $500,000 in the aggregate, on its service offerings, EchoStar may terminate the affiliation agreement. The Company has the right to terminate the affiliation agreement if the VOOM HD Networks are discontinued in the future.

RNS' future access to the debt markets and the cost of any future debt issuances are also influenced by its credit ratings, which are provided by Moody's Investors Service and Standard & Poor's. Key factors in the assessment of RNS' credit ratings include its free cash flow generating capacity, fiscal strategy, enterprise value and industry risk. The corporate credit rating for RNS is B1 with a stable outlook by Moody's and BB with a negative outlook by Standard & Poor's. Any future downgrade to the RNS credit ratings by either rating agency could increase the interest rate on future debt issuances and could adversely impact its ability to raise additional funds. See discussion under Item 1A - Risk Factors, "A lowering or withdrawal of the ratings assigned to our debt securities by ratings agencies may further increase our future borrowing costs and reduce our access to capital."

Madison Square Garden

We currently expect Madison Square Garden's funding requirements for the next twelve months to be met by its cash on hand and cash from operations.

During the fourth quarter of 2004, the Company announced its intent to renovate the MSG Arena. Although management of the Company is committed to this renovation project, another alternative, which would involve construction of a new arena on the site of the Farley post office, is also being pursued. A substantial renovation or relocation of the Arena would require significant funding.

Debt Covenants Compliance

CSC Holdings and RNS Credit Agreements:

On August 29, 2006, CSC Holdings advised the agent bank and the lenders under the new Restricted Group credit facility that due to the expected restatement of its financial statements resulting from the stock option review, it was unable to comply with its covenant to deliver financial information, due on that date, with respect to the periods ended June 30, 2005 and 2006.

On August 29, 2006, the lenders under the new Restricted Group credit facility, other than the term B lenders, agreed to waive until September 22, 2006 any default resulting from this covenant noncompliance. CSC Holdings delivered all required information under the new Restricted Group credit facility on September 21, 2006 and the information delivery covenant noncompliance was cured by that delivery.

The Restricted Group did not obtain a waiver of the default resulting from this covenant noncompliance from the lenders holding term B loans under the new Restricted Group credit facility and the bank serving as administrative agent under the new Restricted Group credit facility gave a notice of default to CSC Holdings with respect to such term B covenant noncompliance. CSC Holdings delivered all required information under the new Restricted Group credit facility on September 21, 2006, which cured the information delivery covenant noncompliance within the applicable cure period.

In December 2005, the Company determined that there were certain technical covenant violations under the prior Restricted Group credit facility and the prior RNS credit facility. CSC Holdings and RNS received waivers from the lenders under the credit facilities and RNS entered into a related amendment of its credit agreement. In addition, the Company obtained waivers under the agreements governing its monetizations and interest rate swaps. On January 31, 2006, the Company announced that it had cured these covenant violations and was in compliance with all of the covenants of its debt instruments.

Cablevision and CSC Holdings Indentures:

As a result of not filing their Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 by September 8, 2006, Cablevision and CSC Holdings were not in compliance with the information delivery and filing requirements under the indentures relating to their notes and debentures. An entity stating that it represented holders of more than 25% of the outstanding securities of a series under one of Cablevision's indentures notified Cablevision that it is serving a notice of default under the applicable indenture and demanded that the covenant noncompliance be remedied. Cablevision and CSC Holdings delivered all required information under the indentures on September 21, 2006, which cured any potential default within the applicable cure period, upon which time the Company was in compliance with all of the covenants of its debt instruments.

Monetization Contract Maturities

During the year ended December 31, 2006, monetization contracts covering 5,586,687 shares of our Charter Communications stock, 3,449,785 shares of our AT&T stock, 12,742,033 shares of our General Electric stock and 7,159,206 shares of our Comcast Communications stock matured. We settled our obligations under the related Charter Communications and AT&T collateralized indebtedness by delivering an equivalent number of Charter Communications and AT&T shares and the cash proceeds from the related equity derivative contracts.

We settled our obligations under the related Comcast and General Electric collateralized indebtedness by delivering cash equal to the collateralized loan value, net of the value of the related equity derivative contracts. The cash was obtained from the proceeds of new monetization contracts covering an equivalent number of Comcast and General Electric shares, proceeds from a prepaid interest rate swap executed in conjunction with the equity derivative contract related to the Comcast shares and, in certain instances, cash from CSC Holdings. The terms of the new contracts allow the Company to retain upside participation in both Comcast and General Electric shares up to each respective contract's upside appreciation limit with downside exposure limited below the respective hedge price.

During the next twelve months, monetization contracts covering 3,724,460 shares of Charter Communications stock and 800,000 shares of Leapfrog stock also mature. The Company intends to settle such transactions by either delivering shares of the applicable stock and proceeds of the equity derivative contracts or delivering cash from the proceeds of a new monetization transaction.

CASH FLOW DISCUSSION

Operating Activities

Net cash provided by operating activities amounted to $961,642 for the year ended December 31, 2006 compared to $923,044 for the year ended December 31, 2005. The 2006 cash provided by operating activities resulted from $995,764 of income before depreciation and amortization, $129,496 of non-cash items, a $54,075 increase in accrued and other liabilities and $41,170 from an increase in accounts payable. Partially offsetting these increases were decreases in cash resulting from a $137,196 increase in feature film inventory resulting primarily from new film licensing and original programming agreements, a $59,616 increase in current and other assets, a $29,784 decrease in feature film and contract obligations, a $17,336 decrease in deferred carriage fees payable, and a $14,931 increase in other deferred costs, including an $11,469 increase in deferred carriage fees.

Net cash provided by operating activities amounted to $923,044 for the year ended December 31, 2005 compared to $685,836 for the year ended December 31, 2004. The 2005 cash provided by operating activities resulted from $956,110 of income before depreciation and amortization, $97,282 of non-cash items, $88,716 from an increase in accrued and other liabilities, and $45,371 from a net increase in deferred carriage fees payable, $30,606 from an increase in accounts payable and $25,671 from an increase in deferred revenue. Partially offsetting these increases were decreases in cash resulting from a $142,703 increase in feature film inventory resulting from new film licensing agreements, a $96,752 increase in current and other assets and an $81,257 increase in deferred carriage fees. The increase of $81,257 in deferred carriage fees and an offsetting increase in current and non-current liabilities of $52,527 arose as one part of a series of multiple agreements entered into simultaneously with the settlement of the litigation between AMC and Time Warner Entertainment, L.P.

Net cash provided by operating activities amounted to $685,836 for the year ended December 31, 2004. The 2004 cash provided by operating activities resulted primarily from $652,642 of income before depreciation and amortization, $218,479 of non-cash items, a $52,033 increase in accrued interest, a $129,777 increase in feature film rights payable and a $11,915 increase in accounts payable. Partially offsetting these increases were decreases in cash resulting from a $258,371 increase in feature film inventory resulting from new film licensing agreements, a $89,283 increase in current and other assets and a $31,356 decrease in accrued and other liabilities.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2006 was $873,173 compared to $763,600 for the year ended December 31, 2005. The 2006 investing activities consisted primarily of $886,297 of capital expenditures ($819,747 of which relate to our Telecommunications Services segment), partially offset by other net cash receipts aggregating $13,124.

Net cash used in investing activities for the year ended December 31, 2005 was $763,600 compared to $792,315 for the year ended December 31, 2004. The 2005 investing activities consisted of $769,292 of capital expenditures ($695,327 of which relate to our Telecommunication Services Segment), $12,886 in additions to other intangible assets and $9,520 in increases to investment securities and other investments, partially offset by a decrease of $27,342 in restricted cash and other net cash receipts of $756.

Net cash used in investing activities for the year ended December 31, 2004 was $792,315. The 2004 investing activities consisted of $697,514 of capital expenditures ($621,480 of which relate to our Telecommunication Services Segment), an $84,738 payment for the acquisition of our interest in DTV Norwich and its acquisition of FCC licenses to provide multichannel video distribution and data service, a $35,797 increase in restricted cash and other net cash payments of $4,341, partially offset by $30,075 received in connection with Northcoast Communications' sale of PCS licenses, representing the release of funds held in escrow.

Financing Activities

Net cash used in financing activities amounted to $16,759 for the year ended December 31, 2006 compared to $644,594 for the year ended December 31, 2005. In 2006, the Company's financing activities consisted primarily of a $2,840,780 dividend distribution to common stockholders, $263,125 used for the redemption of CSC Holdings' senior subordinated debentures, $47,540 in deferred financing costs and other net cash payments of $6,314, partially offset by net proceeds from bank debt of $3,141,000.

Net cash used in financing activities amounted to $644,594 for the year ended December 31, 2005 compared to net cash provided by financing activities of $805,200 for the year ended December 31, 2004. In 2005, the Company's financing activities consisted of net repayments of bank debt of $638,000 and other net cash payments of $6,594.

Net cash provided by financing activities amounted to $805,200 for the year ended December 31, 2004. In 2004, the Company's financing activities consisted primarily of $2,793,922 of proceeds from the issuance of senior notes, net bank debt proceeds of $132,848 and $7,270 from the issuance of common stock, partially offset by payments of $1,694,622 for the redemption of CSC Holdings' Series H and Series M Redeemable Preferred Stock and its Series A Exchangeable Participating Preferred Stock, $350,000 to redeem CSC Holdings' 9-7/8% senior subordinated debentures, $70,086 of deferred financing costs and other net cash payments of $14,132.

Discontinued Operations

The net effect of discontinued operations on cash and cash equivalents amounted to a cash inflow of $79,656 and $110,976 for the years ended December 31, 2006 and 2005, respectively, and a cash outflow of $157,052 for the year ended December 31, 2004, respectively.

Operating Activities

Net cash provided by operating activities of discontinued operations amounted to $75,189 for the year ended December 31, 2006 compared to net cash used by operating activities of $64,535 for the year ended December 31, 2005. The 2006 cash provided by operating activities resulted primarily from the collection of $77,996 of affiliate revenue in June 2006 from a cable affiliate that had not been previously collected due to a contractual dispute.

Net cash used by operating activities of discontinued operations amounted to $64,535 for the year ended December 31, 2005 compared to $73,860 for the year ended December 31, 2004. The 2005 cash used by operating activities resulted primarily from a loss of $67,691 before depreciation and amortization and non-cash items, partially offset by net changes in assets and liabilities of $3,156.

Net cash used by operating activities of discontinued operations amounted to $73,860 for the year ended December 31, 2004. The 2004 operating activities resulted primarily from a loss of $72,184 before depreciation and amortization and non-cash items and net changes in assets and liabilities of $1,676.

Investing Activities

Net cash provided by investing activities of discontinued operations for the year ended December 31, 2006 was $4,467 compared to net cash provided by investing activities of $80,174 for the year ended December 31, 2005. The 2006 investing activities consisted of a $3,912 refund from a supplier and $555 of other net cash receipts.

Net cash provided by investing activities of discontinued operations for the year ended December 31, 2005 was $80,174 compared to net cash used by investing activities of $84,816 for the year ended December 31, 2004. The 2005 investing activities consisted of $200,801 of proceeds primarily from the sale of the Rainbow DBS satellite, partially offset by $108,947 of net cash transferred to News Corporation as part of the Regional Programming Partners restructuring, $11,504 of capital expenditures and other net cash payments of $176.

Net cash used in investing activities of discontinued operations for the year ended December 31, 2004 was $84,816. The 2004 investing activities consisted of $78,121 of capital expenditures and $6,695 of additions to intangible assets.

The net increase in cash classified in assets held for sale was $95,337 and $1,624 for the years ended December 31, 2005 and 2004, respectively.

Contractual Obligations and Off Balance Sheet Commitments

The Company's contractual obligations as of December 31, 2006, which consist primarily of our debt obligations, and the effect such obligations are expected to have on our liquidity and cash flow in future periods, are summarized in the following table:

	Payments Due by Period				
	Total	Year 1	Years 2-3	Years 4-5	More than 5 years
Off balance sheet arrangements:					
Programming obligations (1)	$ 2,902,599	$ 828,101	$1,175,374	$ 699,735	$ 199,389
Purchase obligations (2)	2,208,418	474,833	446,360	269,695	1,017,530
Operating lease obligations (3)	960,028	91,214	189,237	170,722	508,855
Guarantees (4)	2,221	2,221	-	-	-
Letters of Credit (5)	54,295	2,300	1,722	-	50,273
	6,127,561	1,398,669	1,812,693	1,140,152	1,776,047
Contractual obligations reflected on the balance sheet:					
Debt obligations (6)	12,503,891	714,045	3,211,096	1,795,000	6,783,750
Feature film obligations	434,234	121,890	151,440	78,673	82,231
Capital lease obligations (7)	73,929	10,789	42,420	9,072	11,648
Purchase obligations (8)	87,707	57,026	9,593	6,592	14,496
	13,099,761	903,750	3,414,549	1,889,337	6,892,125
Total	$19,227,322	$2,302,419	$5,227,242	$3,029,489	$8,668,172

See "Liquidity and Capital Resources" section for a discussion on payment options the Company has on its monetization contracts and notices of default received under various debt obligations. See Notes 9 and 10 to our consolidated financial statements for a discussion of our long-term debt. See Note 13 to our consolidated financial statements for a discussion of our operating leases. See Note 1 to our consolidated financial statements for a discussion of our feature film obligations.

(1) Programming obligations represent contractual commitments with various programming vendors to provide video services to the Company's subscribers. Future fees under such contracts are based on numerous factors, including the number of subscribers receiving the programming. Amounts reflected above are based on the number of subscribers receiving the programming as of December 2006 multiplied by the per subscriber rates contained in the executed agreements in effect as of December 31, 2006.

(2) Purchase obligation amounts not reflected on the balance sheet consist primarily of (i) long-term rights agreements which provide Madison Square Garden and other regional sports networks with exclusive broadcast rights to certain live sporting events in exchange for minimum contractual payments, (ii) payments under employment agreements that we have with our professional sports teams' personnel that are generally guaranteed regardless of employee injury or termination, and (iii) minimum purchase requirements incurred in the normal course of the Company's operations.

(3) Operating lease commitments represent primarily future minimum payment obligations on various long-term, noncancelable leases for office and storage space, lease commitments for Radio City Music Hall, the Beacon Theater and Clearview Cinemas, and rental space on utility poles used for the Company's Telecommunications Segment.

(4) Includes outstanding guarantees primarily by CSC Holdings in favor of certain financial institutions in respect of ongoing interest expense obligations and potential early termination events in connection with the monetization of the Company's holdings of Charter Communications. Amounts payable under such monetization guarantees are estimated as of a particular point in time by the financial institution counterparty and are based upon the current price of the underlying common stock and various other assumptions, including stock market volatility and prevailing interest rates. Such guaranteed amounts approximate the fair value of the monetization indebtedness less the sum of the fair values of the underlying stock and the equity collar as reflected in the Company's accompanying consolidated balance sheet.

(5) Consist primarily of letters of credit obtained by CSC Holdings in favor of insurance providers and certain governmental authorities for the Telecommunications Services segment.

(6) Excludes interest payments and includes future payments due on the Company's (i) bank debt, (ii) senior notes and debentures, (iii) senior subordinated notes and debentures, (iv) collateralized indebtedness, and (v) notes payable.

(7) Reflects the face amount of capital lease obligations, including related interest.
(8) Consist principally of amounts earned under employment agreements that we have with our professional sports teams' personnel. Other long-term obligations also include deferred carriage payments.

The future cash payments reflected above do not include the impact of potential insurance recoveries or amounts which may be due to the NBA for luxury tax payments.

In addition, the future cash payments reflected above do not include the payments required under the Company's agreements with EchoStar relating to the launch and operation of the business of Rainbow HD Holdings, the Company's VOOM HD Networks high-definition television programming service. EchoStar was issued a 20% interest in Rainbow HD Holdings, the Company's subsidiary owning the VOOM HD Networks programming service, and that 20% interest will not be diluted until $500,000 in cash has been invested in Rainbow HD Holdings by the Company. Under the terms of the affiliation arrangements with EchoStar covering the VOOM HD Networks for a 15 year term, if Rainbow HD Holdings fails to spend $100,000 per year, up to a maximum of $500,000 in the aggregate, on its service offerings, EchoStar may terminate the affiliation agreement. The Company has the right to terminate the affiliation agreement if the VOOM HD Networks are discontinued in the future. On the fifth or eighth anniversary of the effective date of the agreement, the termination of the affiliation agreement by EchoStar, or other specified events, EchoStar has a put right to require a wholly-owned subsidiary of Rainbow Media Holdings to purchase all of its equity interests in Rainbow HD Holdings at fair value. On the seventh or tenth anniversary of the effective date of the agreement, or the second anniversary date of the termination of the Affiliation Agreement by EchoStar, a wholly-owned subsidiary of Rainbow Media Holdings has a call right to purchase all of EchoStar's ownership in Rainbow HD Holdings at fair value.

Managing our Interest Rate and Equity Price Risk

Interest Rate Risk

To manage interest rate risk, we have entered into interest rate swap contracts to adjust the proportion of total debt that is subject to variable and fixed interest rates. Such contracts effectively fix the borrowing rates on floating rate debt to provide an economic hedge against the risk of rising rates and/or effectively convert fixed rate borrowings to variable rates to permit the Company to realize lower interest expense in a declining interest rate environment. We do not enter into interest rate swap contracts for speculative or trading purposes and have only entered into transactions with counterparties that are rated investment grade.

All of our interest rate derivative contracts are entered into by CSC Holdings and are thus attributable to the Restricted Group; all such contracts are carried at their fair market values on our consolidated balance sheets, with changes in value reflected in the consolidated statements of operations.

Equity Price Risk

We have entered into derivative contracts to hedge our equity price risk and monetize the value of our shares of Comcast, Charter Communications, General Electric, and Leapfrog. These contracts, at maturity, are expected to offset declines in the fair value of these securities below the hedge price per share, while allowing us to retain upside appreciation from the hedge price per share to the relevant cap price. If any one of these contracts is terminated prior to its scheduled maturity date due to the occurrence of an event specified in the contract, we would be obligated to repay the fair value of the collateralized indebtedness less the sum of the fair values of the underlying stock and equity collar, calculated at the termination date. The underlying stock and the equity collars are carried at fair market value on our consolidated balance sheets and the collateralized indebtedness is carried at its accreted value. Please refer to Note 10 to our consolidated financial statements for additional information on these transactions.

See "Item 7A Quantitative and Qualitative Disclosures About Market Risk" for information on how we participate in changes in the market price of the stocks underlying these derivative contracts.

All of our monetization transactions are obligations of certain wholly-owned subsidiaries that are not part of the Restricted Group; however, in the Charter Communications transactions and certain of the 2005 Comcast transactions, CSC Holdings provided guarantees of the subsidiaries' ongoing contract payment expense obligations and potential payments that could be due as a result of an early termination event (as defined in the agreements). The guarantee exposure approximates the net sum of the fair value of the collateralized indebtedness less the sum of the fair values of the underlying stock and the equity collar. All of our equity derivative contracts are carried at their current fair market value on our consolidated balance sheets with changes in value reflected in the consolidated statements of operations, and all of the counterparties to such transactions currently carry investment grade credit ratings.

Related Party Transactions

Dolan Family Group Proposals

On June 19, 2005, the Company received a proposal from the Dolan Family Group to acquire the outstanding, publicly-held interests in the Company following a pro-rata distribution to all Company stockholders of Rainbow Media Holdings. On October 24, 2005, Cablevision received a letter from the Dolan Family Group withdrawing the June 19, 2005 proposal. In that letter, the Dolan Family Group also recommended that the Company's Board of Directors consider the declaration of a $3 billion one-time, special dividend payable pro rata to all shareholders. The dividend was paid on April 24, 2006 to holders of Cablevision NY Group Class A common stock and Cablevision NY Group Class B common stock.

On October 8, 2006, the Company received a proposal from the Dolan Family Group (the "Dolan Family Group Proposal") to acquire, at a purchase price of $27.00 per share in cash, all the outstanding shares of the Company's common stock, except for the shares held by the Dolan Family Group. The Dolan Family Group Proposal contemplated that substantially all of the purchase price would be funded by the incurrence of additional indebtedness by Cablevision, CSC Holdings, RNS and several other subsidiaries of the Company.

Cablevision's Board of Directors appointed a special transaction committee (the "Committee") of independent directors, which consisted of Thomas V. Reifenheiser and Vice Admiral John R. Ryan USN (Ret.), to review the proposal. The Committee retained Willkie Farr & Gallagher LLP, as its legal counsel, and Lehman Brothers Inc. and Morgan Stanley, as financial advisors.

On January 12, 2007, the Committee received a letter from Charles F. Dolan and James L. Dolan, on behalf of members of the Dolan Family Group, outlining a revised proposal (the "Revised Proposal") to acquire all of the outstanding shares of the common stock of Cablevision, except for the shares held by the Dolan Family Group, at a purchase price of $30.00 per share in cash.

On January 16, 2007, the Committee delivered a letter to Charles F. Dolan and James L. Dolan, rejecting the Revised Proposal as inadequate. The Revised Proposal expired on January 17, 2007. There can be no assurances that the Dolan Family Group will not propose, undertake or consummate a similar transaction in the future.

<u>Recently Issued Accounting Pronouncements Not Yet Adopted</u>

In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115 ("Statement No. 159"). Statement No. 159 permits entities to elect, at specified election dates, to measure eligible financial instruments and certain other items at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred. Statement No. 159 is effective as of January 1, 2008 for the Company. Early adoption is permitted, but an entity is prohibited from retrospectively applying Statement No. 159, unless it chooses early adoption of Statement No. 157 and Statement No. 159. SFAS No. 159 also applies to eligible items existing at January 1, 2008 (or when the date of early adoption occurs).

In December 2006, the FASB issued Staff Position No. EITF 00-19-2, Accounting for Registration Payment Arrangements ("FSP 00-19-2"). FSP 00-19-2 provides guidance related to the accounting for registration payment arrangements and specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate arrangement or included as a provision of a financial instrument or arrangement, should be separately recognized and measured in accordance with SFAS No. 5, Accounting for Contingencies ("Statement No. 5"). FSP 00-19-2 requires that if the transfer of consideration under a registration payment arrangement is probable and can be reasonably estimated at inception, the contingent liability under such arrangement shall be included in the allocation of proceeds from the related financing transaction using the measurement guidance in Statement No. 5. FSP 00-19-2 applies immediately to any registration payment arrangement entered into subsequent to the issuance of FSP 00-19-2. For such arrangements issued prior to the issuance of FSP 00-19-2, the guidance is effective for financial statements issued for fiscal years beginning after December 15, 2006 and interim periods within those fiscal years. The Company has not yet determined the impact that the adoption of FSP 00-19-2 will have on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("Statement No. 157"). Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Under Statement No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. It also clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. This Statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements, however, for some entities, the application of Statement No. 157 could change current practices. Statement No. 157 will be effective for financial statements issued with fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has not yet determined the impact that the adoption of Statement No. 157 will have on its financial statements.

In June 2006, the FASB issued FASB Interpretation ("FIN") 48, Accounting for Uncertainty in Income Taxes - an interpretation of SFAS No. 109. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Any change in the net assets and liabilities recognized as a result of applying the provisions of FIN 48 would be recorded as an adjustment to the opening balance of retained earnings. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a significant impact on its financial statements.

In June 2006, the Emerging Issues Task Force reached a consensus on Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation) ("EITF No. 06-3"), which addresses the income statement disclosures for taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer, and may include, but are not limited to, sales, use, value added, and some excise taxes. The presentation of taxes on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board Opinion 22. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant and can be done on an aggregate basis. EITF No. 06-3 will be effective for financial reports for interim and annual reporting periods beginning after December 15, 2006. Had the Company adopted EITF 06-3 for the year ended December 31, 2006, the amount of franchise fees that would have been separately disclosed as a component of net revenue would have approximated $101,000.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

All dollar amounts, except per subscriber, per unit and per share data, included in the following discussion under this Item 7A are presented in thousands.

Equity Price Risk

The Company is exposed to market risks from changes in certain equity security prices. Our exposure to changes in equity security prices stems primarily from the shares of Comcast, Charter Communications, General Electric and Leapfrog common stock held by us. We have entered into prepaid forward contracts consisting of a collateralized loan and an equity collar to hedge our equity price risk and to monetize the value of these securities. These contracts, at maturity, are expected to offset declines in the fair value of these securities below the hedge price per share, while allowing us to retain upside appreciation from the hedge price per share to the relevant cap price. The contracts' actual hedge prices per share vary depending on average stock prices in effect at the time the contracts were executed. The contracts' actual cap prices vary depending on the maturity and terms of each contract, among other factors. If any one of these contracts is terminated prior to its scheduled maturity date due to the occurrence of an event specified in the contract, we would be obligated to repay the fair value of the collateralized indebtedness less the sum of the fair values of the underlying stock and equity collar, calculated at the termination date. The following table details our estimated early termination exposure as of December 31, 2006:

	Comcast	Charter Communications	General Electric	Leapfrog	Total
Collateralized indebtedness (carrying value)	$(431,123)	$(83,231)	$(388,183)	$(19,037)	$(921,574)
Collateralized indebtedness (fair value estimate)	(423,211)	(83,404)	(375,483)	(18,937)	(901,035)
Derivative contract	(116,576)	69,787	(46,573)	11,353	(82,009)
Fair value of investment securities pledged as collateral	606,098	11,397	474,131	7,584	1,099,210
Net excess (shortfall)	66,311	(2,220)	52,075	-	116,166
Net excess (shortfall) including prepaid swaps	$ 66,311	$ (2,220)	$ 52,075	$ -	$ 116,166

The underlying stock and equity collars are carried at fair value on our consolidated balance sheet and the collateralized indebtedness is carried at its accreted value. The carrying value of our collateralized indebtedness amounted to $921,574 at December 31, 2006. At maturity, the contracts provide for the option to deliver cash or shares of General Electric, Charter Communications, Comcast, or Leapfrog stock (as the case may be), with a value determined by reference to the applicable stock price at maturity.

As of December 31, 2006, the fair value and the carrying value of our holdings of Comcast, Charter Communications, General Electric and Leapfrog common stock aggregated $1,099,210. Assuming a 10% change in price, the potential change in the fair value of these investments would be approximately $109,921. As of December 31, 2006, the net fair value and the carrying value of the equity collar component of the prepaid forward contracts entered into to hedge the equity price risk of certain of these securities aggregated $82,009, a net payable position. For the year ended December 31, 2006, we recorded a net loss on all outstanding equity derivative contracts of $214,352. We also recorded an unrealized and realized gain on our holdings of the underlying stocks of $284,096 for the year ended December 31, 2006, as shown in the following table:

Fair Market Value of Equity Derivative Contracts	
Fair market value as of December 31, 2005	$ 296,017
Change in fair value	(214,352)
Maturity of contracts	(163,674)
Fair market value as of December 31, 2006	$ (82,009)
Unrealized and realized gain on underlying stock positions due to changes in prevailing market conditions, net	$ 284,096

In addition, at December 31, 2006, the Company had other investment securities with a carrying value of approximately $10,715. Assuming a 10% change in the price of the securities, the potential change in the fair value of these investments would be approximately $1,072.

The maturity, number of shares deliverable at the relevant maturity, hedge price per share, and the lowest and highest cap prices received for each security monetized via a prepaid forward contract are summarized in the following table:

Security	# of Shares Deliverable	Maturity	Hedge Price per Share*	Cap Price** Low	Cap Price** High
Comcast	7,159,206	2008	$26.69 - $41.23	$33.57	$49.48
	7,159,206	2009			
Charter Communications	3,724,460	2007	$22.35	$38.33	$38.33
General Electric	12,742,033	2009	$32.52 - $34.14	$39.03	$40.96
Leapfrog	800,000	2007	$24.05	$30.37	$30.37

* Represents the price below which we are provided with downside protection and above which we retain upside appreciation. Also represents the price used in determining the cash proceeds payable to us at inception of the contracts.

** Represents the price up to which we receive the benefit of stock price appreciation.

Fair Value of Debt: Based on the level of interest rates prevailing at December 31, 2006, the fair value of our fixed rate debt of $6,886,074 exceeded its carrying value of $6,812,986 by $73,088. The fair value of these financial instruments is estimated based on reference to quoted market prices for these or comparable securities. Our floating rate borrowings bear interest in reference to current LIBOR-based market rates and thus approximate fair value. The effect of a hypothetical 100 basis point decrease in interest rates prevailing at December 31, 2006 would increase the estimated fair value of our fixed rate debt by $236,505 to $7,122,579. This estimate is based on the assumption of an immediate and parallel shift in interest rates across all maturities.

Interest Rate Derivative Contracts: Our exposure to interest rate movements results from our use of floating rate debt, including $3,500,000 of debt incurred in 2006 to fund the approximately $3,000,000 special dividend described herein and to repay existing indebtedness of approximately $414,000, including accrued interest, fees and expenses. To manage interest rate risk, from time to time we have entered into interest rate swap contracts to adjust the proportion of total debt that is subject to variable and fixed interest rates. Such contracts effectively fix the borrowing rates on floating rate debt to provide an economic hedge against the risk of rising rates and/or effectively convert fixed rate borrowings to variable rates to permit the Company to realize lower interest expense in a declining interest rate environment. In addition, from time to time we may utilize short-term interest rate lock agreements to hedge the risk that the cost of a future issuance of fixed rate debt may be adversely affected by changes in interest rates. We do not enter into interest rate swap contracts for speculative or trading purposes. All of our interest rate derivative contracts are entered into by CSC Holdings and are thus attributable to the Restricted Group; all such contracts are carried at their fair market values on our consolidated balance sheets, with changes in value reflected in the consolidated statements of operations.

As of December 31, 2006, we had outstanding interest rate swap contracts to convert fixed rate debt to floating rate debt covering a total notional principal amount of $450,000. As of December 31, 2006, the fair market value and carrying value of these interest rate swap contracts was $6,568, a net liability position, reflected as liabilities under derivative contracts in our consolidated balance sheet. Assuming an immediate and parallel shift in interest rates across the yield curve, a 100 basis point increase in interest rates from December 31, 2006 prevailing levels would increase the fair value of these contracts to a net liability of $10,963.

As of December 31, 2006, we also had outstanding interest rate swap contracts in the notional amount of $3,700,000 to effectively fix borrowing rates on floating rate debt. As of December 31, 2006, these interest rate swap contracts had a fair market value and carrying value of $31,398, a net liability position, as reflected under derivative contracts in our consolidated balance sheet. Assuming an immediate and parallel shift in interest rates across the yield curve, a 100 basis point decrease in interest rates prevailing at December 31, 2006 would increase our liability under these derivative contracts by $98,663 to a liability of $130,061.

For the year ended December 31, 2006, we recorded a net loss on interest swap contracts of $36,473, as detailed in the table below:

Fair Market Value of Interest Rate Derivative Contracts

Fair market value as of December 31, 2006, a net payable position	$(37,966)
Less: fair market value as of December 31, 2005	(10,541)
Change in fair market value, net	(27,425)
Plus: realized loss from cash interest expense	(9,048)
Net loss on interest rate swap contracts	$(36,473)

In addition, we had outstanding at December 31, 2006 prepaid interest rate swap contracts with a notional value of $105,061 entered into in connection with our monetization transactions. As of December 31, 2006, the fair value of our prepaid interest rate derivative contracts was $10,340, a net liability position. Assuming an immediate and parallel shift in interest rates across the yield curve, a 100 basis point increase in interest rates from December 31, 2006 prevailing levels would increase our liability under these derivative contracts by $697 to a liability of $11,037.

For the year ended December 31, 2006, we recorded a net loss on such derivative contracts of $2,887 as detailed below:

Fair Market Value of Prepaid Interest Rate Derivative Contracts

Fair market value as of December 31, 2005	$(26,881)
Change in fair market value, net	23,037
New derivative contract	(6,496)
Fair market value as of December 31, 2006	$(10,340)
Change in fair market value, net	$ 23,037
Realized loss resulting from net cash payments	(25,924)
Net gain on prepaid interest rate swap contracts	$ 2,887

Item 8. Financial Statements and Supplementary Data.

For information required by Item 8, refer to the Index to Financial Statements on page 110.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of the Company's management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined under SEC rules). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2006.

Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation of the Company's external financial statements, including estimates and judgments, in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those internal controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2006.

Attestation Report of the Registered Public Accounting Firm

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their attestation reports appearing on pages I-1, I-2, II-1 and II-2.

Changes in Internal Control

None.

Item 9B. Other Information

None.

PART III

Information required under Item 10, Directors, Executive Officers and Corporate Governance, Item 11, Executive Compensation, Item 12, Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, Item 13, Certain Relationships and Related Transactions, and Director Independence and Item 14, Principal Accountant Fees and Services, is hereby incorporated by reference from Cablevision's definitive proxy statement for its Annual Meeting of Stockholders or, if such definitive proxy statement is not filed with the Securities and Exchange Commission prior to April 30, 2007, an amendment to this annual report on Form 10-K filed under cover of Form 10-K/A.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to regulations promulgated by the Securities and Exchange Commission, the Company is required to identify, based solely on a review of reports filed under Section 16(a) of the Securities Exchange Act of 1934, each person who, at any time during its fiscal year ended December 31, 2006, was a director, officer or beneficial owner of more than 10% of the Company's Class A common stock that failed to file on a timely basis any such reports. Based on such review, the Company is aware of no such failure other than an amended Form 4 report filed by Thomas C. Dolan in connection with stock option exercises in February 2006 and reports on Form 4 by Patrick F. Dolan and Brian Sweeney reporting a grant of restricted stock which were filed after the required filing date.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. The financial statements as indicated in the index set forth on page 109.
2. Financial statement schedule:

	Page No.
Schedule supporting consolidated financial statements:	
Schedule II - Valuation and Qualifying Accounts	97

Schedules other than that listed above have been omitted, since they are either not applicable, not required or the information is included elsewhere herein.

3. The Index to Exhibits is on page 100.

CABLEVISION SYSTEMS CORPORATION AND SUBSIDIARIES
(Dollars in thousands, except per unit and per share data)

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Cablevision Systems Corporation

	Balance at Beginning of Period	Provision for Bad Debt	Deductions/ Write-Offs and Other Charges	Balance at End of Period
Year Ended December 31, 2006				
Allowance for doubtful accounts........	$18,807	$40,829	$(42,291)	$17,345
Year Ended December 31, 2005				
Allowance for doubtful accounts........	$16,312	$35,806	$(33,311)	$18,807
Year Ended December 31, 2004				
Allowance for doubtful accounts........	$24,729	$35,788	$(44,205)	$16,312

CSC Holdings, Inc.

	Balance at Beginning of Period	Provision for Bad Debt	Deductions/ Write-Offs and Other Charges	Balance at End of Period
Year Ended December 31, 2006				
Allowance for doubtful accounts........	$18,807	$40,829	$(42,291)	$17,345
Year Ended December 31, 2005				
Allowance for doubtful accounts........	$16,312	$35,806	$(33,311)	$18,807
Year Ended December 31, 2004				
Allowance for doubtful accounts........	$24,729	$35,788	$(44,205)	$16,312

Certain amounts in prior years have been reclassed to conform to the current year presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized on the 27th day of February, 2007.

Cablevision Systems Corporation
CSC Holdings, Inc.

By:	/s/ Michael P. Huseby
Name:	Michael P. Huseby
Title:	Executive Vice President and Chief Financial Officer of Cablevision Systems Corporation and CSC Holdings, Inc.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James L. Dolan and Michael P. Huseby, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign this report, and file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons in the capacities and on the dates indicated on behalf of each of the Registrants.

Name	Title	Date
/s/ James L. Dolan James L. Dolan	Chief Executive Officer, President and Director (Principal Executive Officer)	February 27, 2007
/s/ Michael P. Huseby Michael P. Huseby	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 27, 2007
/s/ Wm. Keith Harper Wm. Keith Harper	Senior Vice President and Controller (Principal Accounting Officer)	February 27, 2007
/s/ Charles F. Dolan Charles F. Dolan	Chairman of the Board of Directors	February 27, 2007

SIGNATURES

Name	Title	Date
/s/ Rand Araskog Rand Araskog	Director	February 27, 2007
/s/ Frank Biondi Frank Biondi	Director	February 27, 2007
/s/ Grover C. Brown Grover C. Brown	Director	February 27, 2007
/s/ Zachary W. Carter Zachary W. Carter	Director	February 27, 2007
/s/ Marianne Dolan Weber Marianne Dolan Weber	Director	February 27, 2007
/s/ Patrick F. Dolan Patrick F. Dolan	Director	February 27, 2007
/s/ Charles D. Ferris Charles D. Ferris	Director	February 27, 2007
/s/ Richard H. Hochman Richard H. Hochman	Director	February 27, 2007
/s/ Victor Oristano Victor Oristano	Director	February 27, 2007
/s/ Thomas V. Reifenheiser Thomas V. Reifenheiser	Director	February 27, 2007
/s/ John R. Ryan John R. Ryan	Director	February 27, 2007
/s/ Brian Sweeney Brian Sweeney	Director	February 27, 2007
/s/ Vincent Tese Vincent Tese	Director	February 27, 2007
/s/ Leonard Tow Leonard Tow	Director	February 27, 2007

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION
3.1	Amended and Restated Certificate of Incorporation of Cablevision Systems Corporation (incorporated herein by reference to Annex II to Cablevision Systems Corporation's Proxy Statement, dated October 10, 2000, as supplemented, (the "2000 Proxy Statement")).
3.2	Bylaws of Cablevision Systems Corporation (incorporated herein by reference to Exhibit 3.2 of the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001).
3.3	Certificate of Incorporation of CSC Holdings, Inc. (incorporated herein by reference to Exhibits 3.1A(i) and 3.1A(ii) to CSC Holdings' Annual Report on Form 10-K for the fiscal year ended December 31, 1989).
3.4	Bylaws of CSC Holdings, Inc. (incorporated herein by reference to Exhibit 3.1 of the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006).
3.5	Certificate of Amendment of Certificate of Incorporation of CSC Holdings, Inc., dated April 1, 1999 (incorporated herein by reference to Exhibit 3.1 of CSC Holdings' Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999).
3.6	Certificate of Amendment of Certificate of Incorporation of CSC Holdings, Inc., dated April 1, 1999 (incorporated herein by reference to Exhibit 3.2 of CSC Holdings' Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999).
3.7	Certificate of Designations for CSC Holdings, Inc. 10% Series A Exchangeable Participating Preferred Stock (incorporated herein by reference to Exhibit 10.13 to the 2002 10-K).
3.8	Certificate of Amendment of Certificate of Incorporation of CSC Holdings, Inc., dated April 19, 2006 (incorporated herein by reference to the Current Report on Form 8-K filed on April 21, 2006).
4.1	Indenture, dated August 15, 1997 relating to CSC Holdings' $400,000,000 8-1/8% Senior Debentures due 2009 (incorporated herein by reference to CSC Holdings' Registration Statement on Form S-4, Registration No. 333-38013).
4.2	Indenture, dated as of December 1, 1997 relating to CSC Holdings' $500,000,000 7-7/8% Senior Notes due 2007 and $300,000,000 7-7/8% Senior Debentures due 2018 (incorporated by reference to Exhibit 4.4 to Cablevision Systems Corporation's Registration Statement on Form S-4, dated January 20, 1998, File No. 333-44547).
4.3	Senior Indenture, dated as of July 1, 1998, relating to CSC Holdings, Inc.'s $500,000,000 7-1/4% Senor Notes due 2008 and $500,000,000 7-5/8% Senior Debentures due 2018 (incorporated by reference to Exhibit 4.1 to CSC Holdings' Registration Statement on Form S-3, Registration No. 333-57407).
4.4	Indenture, dated as of July 1, 1999 relating to CSC Holdings $500,000,000 8-1/8% Senior Notes due 2009 (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-4 Registration No. 333-84449).
4.5	Indenture, dated as of March 22, 2001 relating to CSC Holdings $1,000,000,000 7-5/8% Senior Notes due 2011 (incorporated herein by reference to Exhibit 4.11 to Cablevision Systems Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).

INDEX TO EXHIBITS (cont'd)

4.6 Indenture, dated as of April 6, 2004 relating to Cablevision's $1,000,000,000 8% Senior Notes due 2012 (incorporated by reference to Exhibit 4.1 to Cablevision's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004).

4.7 Indenture, dated as of April 6, 2004 relating to Cablevision's $500,000,000 floating rate Senior Notes due 2009 (incorporated by reference to Exhibit 4.2 to Cablevision's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004).

4.8 Indenture, dated as of April 6, 2004 relating to CSC Holdings' $500,000,000 6-3/4% Senior Notes due 2012 (incorporated by reference to Exhibit 4.3 to Cablevision's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004).

4.9 Indenture, dated as of August 20, 2004, relating to Rainbow National Services LLC's and RNS Co-Issuer Corporation's $300,000,000 8-3/4% Senior Notes due 2012 (incorporated by reference to Exhibit 4.1 to Cablevision's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004).

4.10 Indenture, dated as of August 20, 2004, relating to Rainbow National Services LLC's and RNS Co-Issuer Corporation's $500,000,000 10-3/8% Senior Subordinated Notes due 2014 (incorporated by reference to Exhibit 4.2 to Cablevision's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004).

10.1 Registration Rights Agreement, dated April 6, 2004 between CSC Holdings, Inc. and Citigroup Globalmarkets Inc., Banc of America Securities LLC, Bear, Stearns & Co. Inc, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wachovia Capital Markets, LLC Credit Lyonnais Securities (USA) Inc. and Harris Nesbitt Corp. (incorporated by reference to Exhibit 4.1 to CSC Holdings' Registration Statement on Form S-4, Registration No. 33-124061).

10.2 Registration Rights Agreement between CSC Systems Company and CSC Holdings (incorporated herein by reference to Exhibit 10.1 of CSC Holdings' Registration Statement on Form S-1, Registration No. 033-01936 ("CSC Holdings' Form S-1")).

10.3 Registration Rights Agreement between Cablevision Company and CSC Holdings (incorporated herein by reference to Exhibit 10.2 to CSC Holdings' Form S-1).

10.4 Form of Right of First Refusal Agreement between Charles F. Dolan and CSC Holdings (incorporated herein by reference to Exhibit 10.4 to CSC Holdings' Form S-1).

10.5 Interchange Agreement, dated as of March 1, 2002, by and between CSC Transport IV, Inc. and Sterling Aviation LLC. 2011 (incorporated herein by reference to Exhibit 10.5 to Cablevision Systems Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2005).

10.6 Amendment to Interchange Agreement, dated as of March 17, 2004, by and between CSC Transport IV, Inc. and Sterling Aviation LLC. (incorporated herein by reference to Exhibit 10.6 to Cablevision Systems Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2005).

10.7 Extension of Interchange Agreement, dated as of March 15, 2005, by and between CSC Transport IV, Inc. and Sterling Aviation LLC. (incorporated herein by reference to Exhibit 10.7 to Cablevision Systems Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2005).

10.8 Employment Agreement between Charles F. Dolan and CSC Holdings, dated January 27, 1986 (incorporated herein by reference to Exhibit 10.9 to CSC Holdings' Form S-1).

10.9 Employment Agreement, dated as of April 29, 2003, between Cablevision Systems Corporation and James L. Dolan (incorporated herein by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003).

10.10 Amendment to Employment Arrangements between Cablevision Systems Corporation and James L. Dolan, dated March 2, 2005 (incorporated herein by reference to Exhibit 10.47 to the 2004 10-K).

10.11 Employment Agreement, dated as of June 11, 2003, between Cablevision Systems Corporation and Hank Ratner (incorporated herein by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003).

10.12 Amendment to Employment Arrangements between Cablevision Systems Corporation and Hank Ratner, dated March 2, 2005 (incorporated herein by reference to Exhibit 10.48 to the 2004 10-K).

10.13 Employment Agreement, dated as of June 23, 2003, between Cablevision Systems Corporation and Thomas Rutledge (incorporated by reference to Exhibit 10.1 to Cablevision's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004).

10.14 Amendment to Employment Arrangements between Cablevision Systems Corporation and Thomas Rutledge, dated March 2, 2005 (incorporated herein by reference to Exhibit 10.49 to the 2004 10-K).

10.15 Letter Agreement, dated August 2, 2004, between Cablevision Systems Corporation and Michael Huseby (incorporated by reference to Exhibit 10.2 to Cablevision's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004).

10.16 Amendment to Employment Arrangements between Cablevision Systems Corporation and Michael Huseby, dated March 2, 2005 (incorporated herein by reference to Exhibit 10.50 to the 2004 10-K).

10.17 Letter Agreement, dated April 28, 2006, between Cablevision Systems Corporation and Michael Huseby (incorporation herein by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006).

10.18 Letter Agreement, dated October 11, 2004, between Cablevision Systems Corporation and Wm. Keith Harper (incorporated by reference to Exhibit 10.3 to Cablevision's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004).

10.19 Retirement Agreement, dated as of June 23, 2003 and Consulting Agreement as of January 3, 2004, between Cablevision Systems Corporation, CSC Holdings, Inc. and Sheila Mahony (incorporated herein by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003).

10.20 Amendment to Retirement Agreement, dated as of January 2, 2004, between Cablevision Systems Corporation, CSC Holdings, Inc. and Sheila Mahony (incorporated by reference to Exhibit 10.45 of the Annual Report on Form 10-K for fiscal year ended December 31, 2003).

10.21	Employment Agreement, dated as of November 7, 2002, between CSC Holdings and William J. Bell (incorporated herein by reference to Exhibit (d)(3) to Cablevision Systems Corporation's Schedule TO Tender Offer Statement, dated January 23, 2002).
10.22	Extension to Employment Agreement, dated as of March 12, 2004 and Consulting Agreement as of January 1, 2005, between CSC Holdings and William J. Bell (incorporated by reference to Exhibit 10.46 of the Annual Report on Form 10-K for fiscal year ended December 31, 2003).
10.23	Supplemental Benefit Plan of CSC Holdings (incorporated herein by reference to Exhibit 10.7 to CSC Holdings' Form S-1).
10.24	Cablevision Systems Corporation Employee Stock Plan (incorporated herein by reference to Exhibit A to Cablevision Systems Corporation's June 3, 2003 Proxy Statement).
10.25	Cablevision Systems Corporation 2006 Employee Stock Plan (incorporated herein by reference to Exhibit A to Cablevision System Corporation's 2006 Proxy Statement).
10.26	Cablevision Systems Corporation Executive Performance Incentive Plan (incorporated herein by reference to Exhibit 10.24 to Cablevision Systems Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2005).
10.27	Cablevision Systems Corporation Long-Term Incentive Plan (incorporated herein by reference to Exhibit B to Cablevision Systems Corporation's June 3, 2003 Proxy Statement).
10.28	Cablevision Systems Corporation 2006 Cash Incentive Plan (incorporated herein by reference to Exhibit B to Cablevision System Corporation's 2006 Proxy Statement).
10.29	Cablevision Systems Corporation Amended and Restated Stock Plan for Non-Employee Directors (incorporated herein by reference to Exhibit D to Cablevision Systems Corporation's 2003 Proxy Statement).
10.30	Cablevision Systems Corporation 2006 Stock Plan for Non-Employee Directors (incorporated herein by reference to Exhibit C to Cablevision System Corporation's 2006 Proxy Statement).
10.31	Cablevision CHOICE Severance Pay Plan (incorporated herein by reference to Exhibit 10.49 to the 2003 10-K).
10.32	Formation Agreement, dated as of June 22, 1997, among Rainbow Media Sports Holdings, Inc. and Fox Sports Net, LLC, attaching Partners) and Annex B (Partnership Agreement of National Sports Partners) (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K, filed April 1997).
10.33	Lease Agreement between Nassau Cable Business Trust, as Landlord and CSC Holdings, as Tenant, dated as of November 1, 1997 2007 (incorporated by reference to Exhibit 10.56 to Cablevision Systems Corporation's Registration Statement on Form S-4, dated January 20, 1998, File No. 333-44547).
10.34	Amended and Restated Contribution and Merger Agreement, dated as of June 6, 1997, among Cablevision Systems Corporation, CSC Holdings, CSC Merger Corporation and TCI Communications, Inc. (incorporated by reference to Appendix A to Cablevision Systems Corporation's Registration Statement on Form S-4, dated January 20, 1998, File No. 333-44547).

10.35 Stockholders Agreement, dated as of March 4, 1998, by and among CSC Holdings, Tele-Communications, Inc., a Delaware corporation, the Class B Entities and the Investors (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K, filed March 4, 1998).

10.36 Agreement and Plan of Merger, dated as of April 18, 2000, by and among CSC Holdings, Inc., Cablevision of Massachusetts, Inc., AT&T Corp. and AT&T CSC, Inc. (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K, filed on May 5, 2000).

10.37 Asset Exchange Agreement, dated as of April 18, 2000, by and among CSC Holdings, Inc., Cablevision of Brookline, L.P., Cablevision of Boston, Inc. and AT&T Corp. (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K, filed on May 5, 2000).

10.38 Letter Agreement, dated January 31, 2001, among Cablevision Systems Corporation, Rainbow Media Holdings, Inc., Metro-Goldwyn-Mayer Inc., American Movie Classics Holding Corporation, AMC II Holding Corporation, Bravo Holding Corporation, and Bravo II Holding Corporation (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed, February 5, 2001).

10.39 Agreement and Plan of Merger and Exchange, dated as of November 4, 2002, by and between Cablevision Systems Corporation, Bravo Holding Corporation, Bravo II Holding Corporation, Rainbow Media Group, LLC, National Broadcasting Company, Inc., NBC-Rainbow Holding, Inc. and Applause Acquisition Corporation (incorporated herein by reference to Exhibit 99.1 to Current Report on Form 8-K, filed November 6, 2002).

10.40 Purchase Agreement, dated as of June 27, 2003, by and among Rainbow Media Holdings, Inc., American Movie Classics III Holding Corporation, American Movie Classics IV Holding Corporation, IFC II Holding Corporation, IFC III Holding Corporation, Metro-Goldwyn-Mayer Inc., MGM Networks U.S. Inc and, solely for purposes of Sections 2.02(b), 2.02(c), 5.01, 10.05, 10.08 and 10.11, Cablevision Systems Corporation (incorporated by reference to Exhibit 10.38 of the Annual Report on Form 10-K for fiscal year ended December 31, 2003).

10.41 Registration Rights Agreement, dated as of July 18, 2003, between Cablevision Systems Corporation, and MGM Networks U.S. Inc. (incorporated by reference to Exhibit 10.39 of the Annual Report on Form 10-K for fiscal year ended December 31, 2003).

10.42 Purchase Agreement, dated as of December 12, 2003, by and among Fox Sports Net Bay Area Holdings, LLC, Fox Sports Net Chicago Holdings, LLC and Fox Sports Net, LLC and Regional Pacific Holdings II, LLC and Regional Chicago Holdings II, LLC (incorporated by reference to Exhibit 10.40 of the Annual Report on Form 10-K for fiscal year ended December 31, 2003).

10.43 Letter Agreement, dated as of January 12, 2004, between DTV Norwich, LLC, wholly-owned by George S. Blumenthal and Company, LLC and Rainbow MVDDS Company, LLC (incorporated by reference to Exhibit 10.43 of the Annual Report on Form 10-K for fiscal year ended December 31, 2003).

10.44 Credit Agreement, dated as of February 24, 2006 among CSC Holdings, Inc., as the Company, certain subsidiaries of the company, as Restricted Subsidiaries, the Lenders party thereto, Bank of America, N.A., as Administrative Agent, Collateral Agent and L/C Issuer, Banc of America Securities LLC and Citigroup Global Markets Inc., as Joint Lead Arrangers, Banc of Americas Securities LLC, Citigroup Global Markets Inc. and JPMorgan Securities, Inc., as Book Runners on the Revolving Credit Facility and the Term A Facility, Citibank, N.A., as Syndication Agent, and Credit Suisse, Bear Stearns Corporate Lending Inc., JPMorgan Securities, Inc. and Merrill Lynch Capital Corporation, as Co-Documentation Agents (incorporated herein by reference to Exhibit 10.41 to Cablevision Systems Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2005).

10.45 First Amendment, dated as of March 27, 2006, to the Credit Agreement, dated as of February 24, 2006, among CSC Holdings, Inc., as the Company, certain subsidiaries of the Company, as Restricted Subsidiaries, the Lenders party thereto, Bank of America, N.A., as Administrative Agent, Collateral Agent and L/C Issuer, Banc of America Securities LLC and Citigroup Global Markets Inc., as Joint Lead Arrangers, Banc of Americas Securities LLC, Citigroup Global Markets Inc. and JPMorgan Securities, Inc., as Book Runners on the Revolving Credit Facility and the Term A Facility, Citibank, N.A., as Syndication Agent, and Credit Suisse, Bear Stearns Corporate Lending Inc., JPMorgan Securities, Inc. and Merrill Lynch Capital Corporation, as Co-Documentation Agents (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 10-Q for the fiscal quarter ended March 31, 2006).

10.46 Second Amendment, dated as of March 29, 2006, to the Credit Agreement, dated as of February 24, 2006, among CSC Holdings, Inc., as the Company, certain subsidiaries of the Company, as Restricted Subsidiaries, the Lenders party thereto, Bank of America, N.A., as Administrative Agent, Collateral Agent and L/C Issuer, Banc of America Securities LLC and Citigroup Global Markets Inc., as Joint Lead Arrangers, Banc of Americas Securities LLC, Citigroup Global Markets Inc. and JPMorgan Securities, Inc., as Book Runners on the Revolving Credit Facility and the Term A Facility, Citibank, N.A., as Syndication Agent, and Credit Suisse, Bear Stearns Corporate Lending Inc., JPMorgan Securities, Inc. and Merrill Lynch Capital Corporation, as Co-Documentation Agents (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 10-Q for the fiscal quarter ended March 31, 2006).

10.47 Incremental Term Supplement, dated as of March 29, 2006, among CSC Holdings, Inc., the banks party thereto, and Bank of America, N.A., as Administrative Agent (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 10-Q for the fiscal quarter ended March 31, 2006).

10.48 Pledge Agreement, dated as of February 24, 2006, among CSC Holdings, Inc., certain subsidiaries of CSC Holdings, Inc. as Pledgors and Bank of America, N.A. as Secured Party (incorporated herein by reference to Exhibit 10.42 to Cablevision Systems Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2005).

10.49 Loan Agreement, dated as of August 20, 2004, among Rainbow National Services LLC, the Guarantors party thereto, Bank of America, N.A. as Syndication Agent, Credit Suisse First Boston, Citicorp North America, Inc. and Wachovia Bank, National Association as Co-Documentation Agents, JP Morgan Chase Bank as Administrative Agent and the other Credit Parties thereto (incorporated by reference to Exhibit 10.1 to Cablevision's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004).

10.50	First Amendment, dated as of January 20, 2006, to the Loan Agreement, dated as of August 20, 2004, among Rainbow National Services LLC, the Guarantors party thereto, Bank of America, N.A. as Syndication Agent, Credit Suisse First Boston, Citicorp North America, Inc. and Wachovia Bank, National Association as Co-Documentation Agents, JP Morgan Chase Bank as Administrative Agent and the other Credit Parties thereto (incorporated herein by reference to Exhibit 10.44 to Cablevision Systems Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2005).
10.51	Credit Agreement, dated as of July 5, 2006, among Rainbow National Services LLC, as Borrower, Rainbow Programming Holdings LLC and certain subsidiaries of RNS, as guarantors, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and L/C Issuer, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as Joint Lead Arrangers and Book Runners, Bank of America, N.A., as Syndication Agent, and Credit Suisse, Citicorp North America, Inc. and Wachovia Bank, National Association as Co-Documentation Agents (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on April 21, 2006).
10.52	Pledge Agreement, dated as of July 5, 2006, among Rainbow National Services LLC, the Guarantors party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and L/C Issuer, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as Joint Lead Arrangers and Book Runners, Bank of America, N.A., as Syndication Agent, and Credit Suisse, Citicorp North America, Inc. and Wachovia Bank, National Association as Co-Documentation Agents.
10.53	Distribution and Transfer Agreement entered into as of February 18, 2005 by and among Rainbow Regional Holdings LLC, Fox Sports RPP Holdings, Inc., Rainbow National Sports Holdings LLC, Fox Sports Net National Network Holdings II, LLC, Rainbow Advertising Holdings LLC, Fox Sports Net National Ad Sales Holdings II, LLC, Rainbow Media Holdings, LLC, Fox Sports Net Bay Area Holdings, LLC, Regional Pacific Holdings II, LLC, Fox Sports Net Chicago Holdings, LLC, Fox Sports Net, Inc. and Exhibit B (Partnership Agreement of Pacific Regional Programming Partners) (incorporated herein by reference to Exhibit 10.44 to the 2004 10-K).
10.54	Satellite Sale Agreement between Rainbow DBS Company LLC and EchoStar Satellite LLC, dated January 20, 2005 (incorporated herein by reference to Exhibit 10.45 to the 2004 10-K).
10.55	Agreement between Cablevision Systems Corporation, Charles F. Dolan and Thomas C. Dolan, dated March 8, 2005 (incorporated herein by reference to Exhibit 10.46 to the 2004 10-K).
10.56	Contract, dated November 21, 2004 between Lockheed Martin Corporation, acting through Lockheed Martin Commercial Space Systems and Rainbow DBS Company LLC. (Confidential portions of this Exhibit have been deleted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.) (incorporated herein by reference to Exhibit 10.56 to the 2004 10-K).
10.57	Letter agreement amending the contract, dated November 21, 2004 between Lockheed Martin Corporation, acting through Lockheed Martin Commercial Space Systems and Rainbow DBS Company LLC (incorporated by reference to Exhibit 10.56.1 to Current Report on Form 8-K, filed June 6, 2005).

10.58	Form of Nonqualified Stock Option Agreement (February 16, 2005) (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed November 16, 2005).
10.59	Form of Restricted Shares Agreement (February 16, 2005) (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K, filed February 16, 2005).
10.60	Form of Two-Year Performance Award Agreement (February 16, 2005) (incorporated herein by reference to Exhibit 10.3 to Current Report on Form 8-K, filed February 16, 2005).
10.61	Form of Three-Year Performance Award Agreement (February 16, 2005) (incorporated herein by reference to Exhibit 10.4 to Current Report on Form 8-K, filed February 16, 2005).
10.62	Form of Deferred Compensation Agreement (February 16, 2005) (incorporated herein by reference to Exhibit 10.5 to Current Report on Form 8-K, filed February 16, 2005).
10.63	Form of Nonqualified Stock Option Agreement (November 7, 2005) (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed November 7, 2005).
10.64	Form of Nonqualified Stock Option Agreement (Vesting Subject to Performance Metric) (November 7, 2005) (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K, filed November 7, 2005).
10.65	Form of Restricted Shares Agreement (November 7, 2005) (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K, filed November 7, 2005).
10.66	Form of Performance Award Agreement (November 7, 2005) (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K, filed November 7, 2005).
10.67	Form of Deferred Compensation Agreement (November 7, 2005) (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K, filed November 7, 2005).
10.68	Form of Nonqualified Stock Option Agreement (June 5, 2006) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed June 7, 2006).
10.69	Form of Restricted Shares Agreement (June 5, 2006) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed June 7, 2006).
10.70	Form of Restricted Shares Agreement (June 5, 2006) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed June 7, 2006).
10.71	Form of Stock Option and Restricted Stock Unit Agreement for Non-Employee Directors (June 5, 2006) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed June 7, 2006).
10.72	Summary of the Cablevision CHOICE Excess Savings Plan.
10.73	Summary of the Cablevision CHOICE Excess Cash Balance Plan.
10.74	Time Sharing Agreement, dated as of November 22, 2006 between CSC Transport IV, Inc. and Charles F. Dolan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed November 29, 2006).

10.75	Time Sharing Agreement, dated as of November 22, 2006 between CSC Transport V, Inc. and Charles F. Dolan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed November 29, 2006).
10.76	Time Sharing Agreement, dated as of November 22, 2006 between CSC Transport IV, Inc. and James L. Dolan (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed November 29, 2006).
10.77	Time Sharing Agreement, dated as of November 22, 2006 between CSC Transport V, Inc. and James L. Dolan (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K, filed November 29, 2006).
21	Subsidiaries of the Registrants.
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Independent Registered Public Accounting Firm.
31.1	Section 302 Certification of the CEO.
31.2	Section 302 Certification of the CFO.
32	Section 1350 Certification of the CEO and CFO.

INDEX TO FINANCIAL STATEMENTS

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Cablevision Systems Corporation:

We have audited management's assessment, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*, that Cablevision Systems Corporation and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Cablevision Systems Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Cablevision Systems Corporation and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Cablevision Systems Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cablevision Systems Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' deficiency and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 27, 2007 expressed an unqualified opinion on those consolidated financial statements. As discussed in our report dated February 27, 2007, the Company changed its method of quantifying errors in 2006 in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment* as of January 1, 2006 and adopted the provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* as of December 31, 2006.

/s/ KPMG LLP
Melville, New York
February 27, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Cablevision Systems Corporation:

We have audited the accompanying consolidated balance sheets of Cablevision Systems Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' deficiency and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2006. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed in Item 15(a)(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cablevision Systems Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Notes 1 and 2 to the accompanying consolidated financial statements, the Company changed its method of quantifying errors in 2006 in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment*, as of January 1, 2006 and adopted the provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, as of December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Cablevision Systems Corporation and subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
Melville, New York
February 27, 2007

CABLEVISION SYSTEMS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(Dollars in thousands)

	2006	2005
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 548,862	$ 397,496
Restricted cash	11,390	8,454
Accounts receivable, trade (less allowance for doubtful accounts of $17,345 and $18,807)	536,057	453,167
Notes and other receivables	46,915	74,211
Investment securities	10,715	10,408
Prepaid expenses and other current assets	104,577	98,921
Feature film inventory, net	124,778	108,607
Deferred tax asset	184,032	10,788
Investment securities pledged as collateral	18,981	723,476
Derivative contracts	81,140	268,539
Assets held for sale	-	7,557
Total current assets	1,667,447	2,161,624
Property, plant and equipment, net of accumulated depreciation of $6,257,078 and $5,494,994	3,714,842	3,868,077
Investments in affiliates	49,950	39,463
Notes and other receivables	29,659	42,987
Investment securities pledged as collateral	1,080,229	199,430
Derivative contracts	-	109,207
Other assets	80,273	83,801
Deferred tax asset	-	25,662
Feature film inventory, net	375,700	378,502
Deferred carriage fees, net	174,377	188,135
Franchises	731,848	731,848
Affiliation, broadcast and other agreements, net of accumulated amortization of $417,634 and $349,752	452,888	519,363
Other intangible assets, net of accumulated amortization of $77,795 and $68,192	325,298	388,622
Excess costs over fair value of net assets acquired	1,032,117	993,426
Deferred financing and other costs, net of accumulated amortization of $68,705 and $85,450	130,229	120,965
	$9,844,857	$9,851,112

See accompanying notes to
consolidated financial statements.

CABLEVISION SYSTEMS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
December 31, 2006 and 2005
(Dollars in thousands, except share and per share amounts)

	2006	2005
LIABILITIES AND STOCKHOLDERS' DEFICIENCY		
Current Liabilities:		
Accounts payable	$ 392,605	$ 373,362
Accrued liabilities:		
Interest	224,135	177,109
Employee related costs	387,868	288,751
Other accrued expenses	412,248	489,989
Defined benefit plan and other postretirement plan obligations	1,091	-
Deferred revenue	162,956	162,514
Feature film and other contract obligations	122,362	112,817
Liabilities under derivative contracts	6,568	101,580
Bank debt	93,750	8,560
Collateralized indebtedness	102,268	857,774
Capital lease obligations	7,069	8,586
Notes payable	17,826	8,438
Senior notes and debentures	499,952	-
Total current liabilities	2,430,698	2,589,480
Defined benefit plan and other postretirement plan obligations	82,517	-
Feature film and other contract obligations	312,344	351,673
Deferred revenue	14,337	16,219
Liabilities under derivative contracts	204,887	17,571
Other liabilities	251,456	361,018
Deferred tax liability	73,724	-
Bank debt	4,898,750	1,842,940
Collateralized indebtedness	819,306	312,352
Senior notes and debentures	5,494,004	5,992,760
Senior subordinated notes and debentures	497,011	746,621
Notes payable	1,017	7,467
Capital lease obligations	54,389	51,201
Minority interests	49,670	55,190
Total liabilities	15,184,110	12,344,492
Commitments and contingencies		
Stockholders' Deficiency:		
Preferred Stock, $.01 par value, 50,000,000 shares authorized, none issued	-	-
CNYG Class A common stock, $.01 par value, 800,000,000 shares authorized, 250,927,804 and 247,430,685 shares issued and 228,643,568 and 225,268,714 shares outstanding	2,509	2,474
CNYG Class B common stock, $.01 par value, 320,000,000 shares authorized, 63,736,814 and 64,160,264 shares issued and outstanding	637	642
RMG Class A common stock, $.01 par value, 600,000,000 shares authorized, none issued	-	-
RMG Class B common stock, $.01 par value, 160,000,000 shares authorized, none issued	-	-
Paid-in capital	57,083	1,307,786
Accumulated deficit	(5,027,473)	(3,440,967)
	(4,967,244)	(2,130,065)
Treasury stock, at cost (22,284,236 and 22,161,971 shares)	(360,059)	(359,753)
Accumulated other comprehensive loss	(11,950)	(3,562)
Total stockholders' deficiency	(5,339,253)	(2,493,380)
	$ 9,844,857	$ 9,851,112

See accompanying notes to
consolidated financial statements.

CABLEVISION SYSTEMS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands, except per share amounts)

	2006	2005	2004
Revenues, net	$5,927,462	$5,172,478	$4,632,537
Operating expenses:			
Technical and operating (excluding depreciation, amortization and impairments shown below)	2,707,970	2,296,908	2,191,247
Selling, general and administrative	1,480,187	1,291,845	1,184,682
Other operating income	-	-	(95,758)
Restructuring credits	(3,484)	(537)	(835)
Depreciation and amortization (including impairments)	1,128,813	1,083,643	1,138,675
	5,313,486	4,671,859	4,418,011
Operating income	613,976	500,619	214,526
Other income (expense):			
Interest expense	(928,202)	(764,508)	(721,008)
Interest income	37,187	16,430	8,300
Equity in net income (loss) of affiliates	6,698	3,219	(12,997)
Gain on sale of programming and affiliate interests, net	-	64,968	2,232
Gain (loss) on investments, net	290,052	(138,312)	134,598
Write-off of deferred financing costs	(14,083)	-	(18,961)
Gain (loss) on derivative contracts, net	(253,712)	119,180	(165,305)
Loss on extinguishment of debt	(13,125)	-	(78,571)
Minority interests	(8,894)	(5,471)	(50,307)
Miscellaneous, net	2,837	651	63
	(881,242)	(703,843)	(901,956)
Loss from continuing operations before income taxes	(267,266)	(203,224)	(687,430)
Income tax benefit	134,217	75,691	201,397
Loss from continuing operations	(133,049)	(127,533)	(486,033)
Income (loss) from discontinued operations, net of taxes (including net gain primarily from the Regional Programming Partners restructuring of $269,428 in 2005)	7,446	216,853	(185,476)
Income (loss) before extraordinary item	(125,603)	89,320	(671,509)
Extraordinary loss on investment, net of taxes	-	-	(7,436)
Income (loss) before cumulative effect of a change in accounting principle	(125,603)	89,320	(678,945)
Cumulative effect of a change in accounting principle, net of taxes	(862)	-	-
Net income (loss)	$ (126,465)	$ 89,320	$ (678,945)
INCOME (LOSS) PER SHARE:			
Basic and diluted net income (loss) per share:			
Loss from continuing operations	$(0.47)	$(0.45)	$(1.69)
Income (loss) from discontinued operations	$ 0.03	$ 0.77	$(0.65)
Extraordinary loss	$ -	$ -	$(0.03)
Cumulative effect of a change in accounting principle	$ -	$ -	$ -
Net income (loss)	$(0.45)	$ 0.32	$(2.36)
Basic and diluted weighted average common shares (in thousands)	283,627	281,936	287,085

See accompanying notes to consolidated financial statements.

CABLEVISION SYSTEMS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY AND COMPREHENSIVE INCOME (LOSS)
Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

	CNYG Class A Common Stock	CNYG Class B Common Stock	RMG Class A Common Stock	RMG Class B Common Stock	Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2003	$2,414	$672	$ -	$ -	$ 1,206,068	$(2,851,342)	$(359,750)	$ (952)	$(2,002,890)
Net loss	-	-	-	-	-	(678,945)	-	-	(678,945)
Minimum pension liability adjustment, net of taxes	-	-	-	-	-	-	-	(2,792)	(2,792)
Foreign currency translation, net of taxes	-	-	-	-	-	-	-	(191)	(191)
Comprehensive loss									(681,928)
Employee and non-employee director stock transactions	10	-	-	-	37,607	-	-	-	37,617
Conversion of CNYG Class B common stock to CNYG Class A common stock	14	(14)	-	-	-	-	-	-	-
Tax expense related to stock options	-	-	-	-	(63)	-	-	-	(63)
Balance at December 31, 2004	2,438	658	-	-	1,243,612	(3,530,287)	(359,750)	(3,935)	(2,647,264)
Net income	-	-	-	-	-	89,320	-	-	89,320
Minimum pension liability adjustment, net of taxes	-	-	-	-	-	-	-	182	182
Foreign currency translation, net of taxes	-	-	-	-	-	-	-	191	191
Comprehensive income									89,693
Employee and non-employee director stock transactions	20	-	-	-	46,184	-	-	-	46,204
Conversion of CNYG Class B common stock to CNYG Class A common stock	16	(16)	-	-	-	-	-	-	-
Treasury stock acquired from forfeiture of restricted shares	-	-	-	-	-	-	(3)	-	(3)
Contribution from CNYG Class B shareholder	-	-	-	-	6,337	-	-	-	6,337
Gain on issuance of members' interest by subsidiary, net	-	-	-	-	10,397	-	-	-	10,397
Tax benefit related to stock options	-	-	-	-	1,256	-	-	-	1,256
Balance at December 31, 2005	2,474	642	-	-	1,307,786	(3,440,967)	(359,753)	(3,562)	(2,493,380)
Cumulative effect of adjustments resulting from the adoption of SAB No. 108, net of tax (Note 2)	-	-	-	-	-	121,668	-	-	121,668
Adjusted balance at January 1, 2006	2,474	642	-	-	1,307,786	(3,319,299)	(359,753)	(3,562)	(2,371,712)
Net loss	-	-	-	-	-	(126,465)	-	-	(126,465)
Minimum pension liability adjustment, net of taxes	-	-	-	-	-	-	-	(1,484)	(1,484)
Comprehensive loss									(127,949)
Adjustment related to initial application of FASB Statement No. 158, net of tax (Note 15)	-	-	-	-	-	-	-	(6,904)	(6,904)
Employee and non-employee director stock transactions	30	-	-	-	75,524	-	-	-	75,554
Treasury stock acquired from forfeiture of restricted shares	-	-	-	-	-	-	(306)	-	(306)
Conversion of CNYG Class B common stock to CNYG Class A common stock	5	(5)	-	-	-	-	-	-	-
Special cash dividend paid to CNYG Class A and CNYG Class B shareholders	-	-	-	-	(1,326,227)	(1,581,709)	-	-	(2,907,936)
Balance at December 31, 2006	$2,509	$637	$ -	$ -	$ 57,083	$(5,027,473)	$(360,059)	$(11,950)	$(5,339,253)

See accompanying notes to consolidated financial statements.

CABLEVISION SYSTEMS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

	2006	2005	2004
Cash flows from operating activities:			
Loss from continuing operations	$ (133,049)	$ (127,533)	$ (486,033)
Adjustments to reconcile loss from continuing operations to net cash provided by operating activities:			
Depreciation and amortization (including impairments)	1,128,813	1,083,643	1,138,675
Non-cash other operating income	-	-	(41,788)
Equity in net (income) loss of affiliates	(6,698)	(3,219)	12,997
Minority interests	8,894	5,471	50,307
Gain on sale of programming and affiliate interests, net	-	(64,968)	(2,232)
Loss (gain) on investments, net	(284,542)	138,312	(134,598)
Write-off of deferred financing costs	14,083	-	18,961
Unrealized loss (gain) on derivative contracts, net	218,740	(156,082)	149,911
Loss on extinguishment of debt	13,125	-	3,987
Equity classified stock based compensation expense	63,894	29,002	30,341
Deferred income tax	(143,763)	(85,184)	(208,159)
Amortization and write-off of feature film inventory	123,827	113,926	192,682
Amortization of deferred financing costs, discounts on indebtedness and other deferred costs	80,524	85,490	114,069
Provision for doubtful accounts	41,412	34,534	32,001
Change in assets and liabilities, net of effects of acquisitions and dispositions:			
Accounts receivable, trade	(109,445)	(80,371)	(69,132)
Notes and other receivables	48,525	11,486	(20,814)
Note receivable from affiliate	-	-	12,877
Inventory, prepaid expenses and other assets	1,387	(11,159)	5,259
Advances/payables to affiliates	(1,263)	1,223	(2,906)
Feature film inventory	(137,196)	(142,703)	(258,371)
Other deferred costs	(14,931)	(99,203)	(17,690)
Accounts payable	41,170	30,606	11,915
Accrued liabilities	59,075	88,710	18,296
Feature film and other contract obligations	(29,784)	(222)	129,777
Deferred revenue	(3,820)	25,671	1,669
Deferred carriage payable	(17,336)	45,371	4,782
Minority interests	-	243	(947)
Net cash provided by operating activities	961,642	923,044	685,836
Cash flows from investing activities:			
Capital expenditures	(886,297)	(769,292)	(697,514)
Payments for acquisitions, net of cash acquired	-	(4,231)	(84,738)
Proceeds from sale of equipment, net of costs of disposal	17,704	5,407	(194)
Decrease (increase) in investments in affiliates, net	(1,000)	(420)	32,664
Proceeds from sale of investment	-	-	2,029
Decrease (increase) in investment securities and other investments	907	(9,520)	61
Decrease (increase) in restricted cash	(2,936)	27,342	(35,797)
Additions to other intangible assets	(1,551)	(12,886)	(8,826)
Net cash used in investing activities	$ (873,173)	$ (763,600)	$ (792,315)

See accompanying notes to
consolidated financial statements.

CABLEVISION SYSTEMS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

	2006	2005	2004
Cash flows from financing activities:			
Proceeds from bank debt	$ 5,463,000	$ 554,614	$ 3,342,095
Repayment of bank debt	(2,322,000)	(1,192,614)	(3,209,247)
Redemption of senior subordinated notes and debentures	(263,125)	-	(350,000)
Issuance of senior notes	-	-	2,793,922
Proceeds from collateralized indebtedness	595,035	210,973	125,100
Repayment of collateralized indebtedness	(548,867)	(222,623)	(121,239)
Dividend distribution to common stockholders	(2,840,780)	-	-
Proceeds from derivative contracts	6,496	6,462	-
Settlement of derivative contracts	(50,864)	-	-
Redemption of preferred stock	-	-	(1,694,622)
Issuance of common stock	15,334	13,942	7,270
Principal payments on capital lease obligations and other debt	(8,739)	(11,956)	(16,245)
Deemed net capital contribution from shareholder	-	6,337	-
Additions to deferred financing and other costs	(47,540)	(70)	(70,086)
Distributions to minority partners	(14,709)	(9,659)	(1,748)
Net cash provided by (used in) financing activities	(16,759)	(644,594)	805,200
Effect of exchange rate changes on cash and cash equivalents	-	191	(191)
Net increase (decrease) in cash and cash equivalents from continuing operations	71,710	(484,959)	698,530
Cash flows of discontinued operations:			
Net cash provided by (used in) operating activities	75,189	(64,535)	(73,860)
Net cash provided by (used in) investing activities	4,467	80,174	(84,816)
Net change in cash classified in assets held for sale	-	95,337	1,624
Net effect of discontinued operations on cash and cash equivalents	79,656	110,976	(157,052)
Cash and cash equivalents at beginning of year	397,496	771,479	230,001
Cash and cash equivalents at end of year	$ 548,862	$ 397,496	$ 771,479

See accompanying notes
to consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company and Related Matters

Cablevision Systems Corporation and its majority-owned subsidiaries ("Cablevision" or the "Company") own and operate cable television systems and through its subsidiary, Rainbow Media Holdings LLC, have ownership interests in companies that produce and distribute national and regional entertainment and sports programming services, including Madison Square Garden, L.P. The Company also owns companies that provide advertising sales services for the cable television industry, provide telephone service, operate motion picture theaters, and through April 30, 2005, provided direct broadcast satellite service. The Company classifies its business interests into three segments: Telecommunications Services, consisting principally of its video, high-speed data, Voice over Internet Protocol and its commercial data and voice services operations; Rainbow, consisting principally of interests in national and regional cable television programming networks, including AMC, IFC, WE tv (formerly WE: Women's Entertainment), fuse and the VOOM HD Networks; and Madison Square Garden, which owns and operates professional sports teams, regional cable television networks and an entertainment business.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and certain variable interest entities. All significant intercompany transactions and balances are eliminated in consolidation.

Revenue Recognition

The Company recognizes video, high-speed data, Voice over Internet Protocol, and telephony revenues as the services are provided to subscribers. Installation revenue for our video, consumer high-speed data and Voice over Internet Protocol services is recognized as installations are completed, as direct selling costs have exceeded this revenue in all periods reported. The Company classifies amounts billed to its customers for franchise and regulatory fees as a component of revenue.

The Company's programming businesses recognize affiliate fees from cable system, direct broadcast satellite operators and telecommunications companies as the programming is provided. Advertising revenues are recognized when commercials are aired. In some advertising sales arrangements, the Company's programming businesses guarantee specified viewer ratings for their programming. For these types of transactions, a portion of such revenue is deferred if the guaranteed viewer ratings are not met and is subsequently recognized either when the Company provides the required additional advertising time, the guarantee obligation contractually expires or performance becomes remote.

Revenues derived from other sources are recognized when services are provided or events occur.

Multiple-Element Transactions

If there is objective and reliable evidence of fair value for all elements of accounting in a multiple-element arrangement, the arrangement consideration is allocated to the separate elements of accounting based on relative fair values. There may be cases in which there is objective and reliable evidence of the fair value of undelivered items in an arrangement but no such evidence for the delivered items. In those cases, the Company utilizes the residual method to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered items equals the total arrangement consideration less the aggregate fair value of the undelivered items. In determining fair value, the Company refers to historical transactions or comparable cash transactions.

The Company may enter into affiliation agreements which are documented in one or more contracts; however negotiated contemporaneously. Amounts paid/received by the Company may differ from the amounts that would have been paid/received if such arrangements were negotiated separately. Judgments made in determining fair value impact the amount and period in which revenues are recognized over the term of the individual affiliation agreements.

Technical and Operating Expenses

Costs of revenue related to sales of services are classified as "technical and operating" expenses in the accompanying statements of operations.

Programming Costs

The Company's cable television business included in the Telecommunications Services segment has received, or may receive, incentives from programming distributors for carriage of the distributors' programming. The Company recognizes these incentives as a reduction of programming costs in technical and operating expense, generally over the term of the programming agreement.

Programming Rights

Rights acquired to broadcast various professional sports teams' events and programming for exhibition on the Company's networks, are expensed over the contract or license period. Estimated future revenues are reviewed regularly and write-downs to net realizable value are made as required. Estimates of total gross revenues can change due to a variety of factors, including the level of advertising rates and subscriber fees. Accordingly, revenue estimates are reviewed periodically and amortization is adjusted as necessary.

Rights to feature film inventory acquired under license agreements along with the related obligations are recorded at the contract value when a license agreement is executed or the license period has begun, unless there is uncertainty with respect to either costs, acceptability or availability, then when the uncertainty is resolved. Costs are amortized to technical and operating expense on a straight-line basis over the respective license periods. The Company periodically reviews the programming usefulness of feature film inventory based on a series of factors, including ratings, type and quality of program material, standards and practices, and fitness of exhibition based on the programming of the individual programming service. If it is determined that substantially all of the films in a film license agreement have no future programming usefulness and will no longer be exploited, a write-off for the portion of the unamortized cost of the film license agreement that was attributed to those films is recognized.

See Note 5 for a discussion of the Company's review of the programming usefulness of our feature film inventory and impairment charges.

(Dollars in thousands, except per share amounts)

Advertising Expenses

Advertising costs are charged to expense when incurred. Advertising costs amounted to $222,839, $204,019 and $195,046 for the years ended December 31, 2006, 2005 and 2004, respectively.

Restricted Cash

Restricted cash at December 31, 2006 and 2005 of $11,390 and $8,454, respectively, includes cash required to be set aside under operating agreements between Madison Square Garden and the Hartford Civic Center, Rentschler Field, and the National Hockey League, and for collateralized letters of credit entered into by Madison Square Garden.

Accounts Receivable

The Company periodically assesses the adequacy of valuation allowances for uncollectible accounts receivable by evaluating the collectibility of outstanding receivables and general factors such as length of time individual receivables are past due, historical collection experience, and the economic and competitive environment.

Investments

Investment securities and investment securities pledged as collateral are classified as trading securities and are stated at fair value with realized and unrealized holding gains and losses included in net income (loss).

The Company's interests in less than majority-owned entities in which the Company has the ability to exercise significant influence over the operating and financial policies of the investee are accounted for under the equity method. Equity method investments are recorded at original cost and adjusted to recognize the Company's proportionate share of the investees' net income or losses, additional contributions made and distributions received and amortization of basis differences. The Company recognizes a loss if it is determined that an other than temporary decline in the value of the investment exists.

Long-Lived and Indefinite-Lived Assets

Property, plant and equipment, including construction materials, are carried at cost, and include all direct costs and certain indirect costs associated with the construction of cable television transmission and distribution systems, and the costs of new product and subscriber installations. Equipment under capital leases is recorded at the present value of the total minimum lease payments. Depreciation on equipment is calculated on the straight-line basis over the estimated useful lives of the assets or, with respect to equipment under capital leases and leasehold improvements, amortized over the shorter of the lease term or the assets' useful lives and reported in depreciation and amortization (including impairments) in the consolidated statements of operations.

Intangible assets established in connection with acquisitions consist of affiliation agreements and affiliation relationships, broadcast rights and other agreements (primarily cable television system programming agreements), season ticket holder relationships, suite holder contracts and relationships, advertising relationships, other intangibles and excess costs over fair value of net assets acquired. These intangible assets are amortized on a straight-line basis over their respective estimated useful lives. Excess costs over fair value of net assets acquired ("goodwill") and the value of franchises, trademarks and

(Dollars in thousands, except per share amounts)

certain other intangibles acquired in purchase business combinations which have indefinite useful lives are not amortized.

The Company reviews its long-lived assets (property, plant and equipment, and intangible assets subject to amortization that arose from business combinations accounted for under the purchase method) for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

The Company evaluates the recoverability of its goodwill and indefinite-lived intangible assets annually or more frequently whenever events or circumstances indicate that the asset may be impaired. Goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill which would be recognized in a business combination.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Feature Film Obligations

Amounts payable subsequent to December 31, 2006 related to the license of feature film inventory are as follows:

Years Ending December 31,	
2007	$121,890
2008	84,152
2009	67,288
2010	48,988
2011	29,685
Thereafter	82,231

Deferred Carriage Fees

Deferred carriage fees represent amounts principally paid or payable to cable system and/or satellite operators to guarantee carriage of certain programming services and are amortized as a reduction to revenue over the period of the related guarantee (1 to 15 years).

Deferred Financing Costs

Costs incurred to obtain debt are deferred and amortized to interest expense using the straight-line method over the life of the related debt.

(Dollars in thousands, except per share amounts)

Income Taxes

Income taxes are provided based upon the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes, which requires the asset and liability method of accounting for deferred income taxes and permits the recognition of deferred tax assets, subject to an ongoing assessment of realizability. The Company provides deferred taxes for the outside basis difference of its investment in partnerships.

Common Stock

Each holder of Cablevision NY Group Class A common stock has one vote per share while holders of Cablevision NY Group Class B common stock have ten votes per share. Cablevision NY Group Class B stockholders have the right to elect 75% of the members of the Company's Board of Directors while the Cablevision NY Group Class A stockholders are entitled to elect the remaining 25% of the Company's board. In addition, Class B stockholders entered into an agreement which has the effect of causing the voting power of these Class B stockholders to be cast as a block. The Company has never paid dividends on its common stock, except for a special cash dividend of $10.00 per share paid on April 24, 2006 to all Class A and Class B holders of record at the close of business on April 18, 2006.

Cablevision and CSC Holdings, a wholly-owned subsidiary of Cablevision, may pay dividends on their capital stock only from surplus as determined under Delaware law. If dividends are paid on the Cablevision NY Group common stock, holders of the Cablevision NY Group Class A common stock and Cablevision NY Group Class B common stock are entitled to receive dividends, and other distributions in cash, stock or property, equally on a per share basis, except that stock dividends with respect to Cablevision NY Group Class A common stock may be paid only with shares of Cablevision NY Group Class A common stock and stock dividends with respect to Cablevision NY Group Class B common stock may be paid only with shares of Cablevision NY Group Class B common stock. Cablevision's and CSC Holdings' senior notes and debentures and Rainbow National Services LLC's senior and senior subordinated notes restrict the amount of dividends and distributions in respect of any equity interests that can be made.

	Shares Outstanding	
	CNYG Class A Common Stock	CNYG Class B Common Stock
Balance at December 31, 2004	221,986,022	65,817,742
Conversion of CNYG Class B common stock to CNYG Class A common stock	1,657,478	(1,657,478)
Employee and non-employee director stock transactions	1,625,214	-
Balance at December 31, 2005	225,268,714	64,160,264
Conversion of CNYG Class B common stock to CNYG Class A common stock	423,450	(423,450)
Employee and non-employee director stock transactions	2,951,404	-
Balance at December 31, 2006	228,643,568	63,736,814

Special Dividend Payment

On April 7, 2006, the Board of Directors of the Company declared a special cash dividend of $10.00 per share on each outstanding share of its Cablevision NY Group Class A common stock and Cablevision NY Group Class B common stock. The dividend was paid on April 24, 2006 to holders of record at the close of business on April 18, 2006. The dividend was paid from the proceeds of a distribution of approximately $3,000,000 held in cash and cash equivalents from CSC Holdings to Cablevision. The

(Dollars in thousands, except per share amounts)

CSC Holdings distribution was funded from the proceeds of its term B loan facility which closed on March 29, 2006 (see Note 9). The dividend payment on all outstanding shares of Cablevision common stock and certain common stock equivalents amounted to $2,834,649. In addition, up to $126,838 representing $10.00 for each outstanding restricted share and each stock appreciation right and stock option vested as of December 31, 2004, would be payable when, and if, the restrictions lapse on each restricted share and when, and if, such stock appreciation rights and stock options are exercised. The Company recorded a decrease in additional paid in capital of $1,326,227 and an increase in accumulated deficit of $1,581,709 in connection with the payment of the special dividend on April 24, 2006.

Income (Loss) Per Common Share

Basic and diluted net loss per common share are computed by dividing net loss by the weighted average number of common shares outstanding during the period. Potential dilutive common shares are not included in the diluted computation as their effect would be antidilutive.

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of common shares and common stock equivalents outstanding during the period.

Because the Company generated a loss from continuing operations for the years ended December 31, 2006, 2005 and 2004, the outstanding common stock equivalents during each respective period had no dilutive effect.

In the second quarter of 2004, the Company implemented Emerging Issues Task Force ("EITF") Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128. EITF 03-6 requires convertible participating securities to be included in the computation of earnings per share using the "two-class" method. The Company's Series A Exchangeable Participating Preferred Stock was considered a convertible participating security. When applicable, basic and diluted earnings per share would be restated to reflect the impact of utilizing the two-class method required by EITF 03-6. The implementation of EITF 03-6 had no impact on earnings per share for the year ended December 31, 2004, and subsequent to August 2004, the Company has not had any convertible participating securities outstanding.

Comprehensive Income (Loss)

Comprehensive income (loss), which is reported on the accompanying consolidated statements of shareholders' deficiency consists of net income (loss) and other gains and losses affecting shareholders' deficiency or attributed net assets that, under U.S. generally accepted accounting principles ("GAAP"), are excluded from net income (loss). These components of accumulated other comprehensive income (loss) consist primarily of minimum pension liability adjustments, net of taxes and in 2005 and 2004 foreign currency translation gains (losses), net of taxes.

In 2006, 2005 and 2004, the accumulated benefit obligation of the Company's defined benefit plans exceeded the fair value of plan assets. As a result, the Company recorded a non-cash charge (benefit) to accumulated comprehensive loss, net of taxes, of $1,484, $(182) and $2,792, respectively, as required by SFAS No. 87 Employers' Accounting for Pensions ("Statement No. 87"). Additionally, as of December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans ("Statement No. 158") as described in Note 15. As a result of adopting Statement No. 158 in 2006, the Company

(Dollars in thousands, except per share amounts)

recognized an additional $6,904, net of taxes, which was also charged to accumulated other comprehensive loss, net of taxes.

Share-Based Compensation

On January 1, 2006, the Company adopted SFAS No. 123R, Share-Based Payment ("Statement No. 123R"), that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. Statement No. 123R eliminates the ability to account for share-based compensation transactions, as the Company formerly did, using the intrinsic value method as prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires that such transactions be accounted for using a fair-value-based method and recognize such fair value of share-based payments as expenses in the consolidated statement of operations.

The Company adopted Statement No. 123R using the modified prospective method as of January 1, 2006. The Company's consolidated financial statements as of and for the year ended December 31, 2006 reflect the impact of adopting Statement No. 123R. In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of Statement No. 123R (See note 16).

Share-based compensation expense recognized during the period is based on the fair value of the portion of share-based payment awards that is ultimately expected to vest. Share-based compensation expense recognized in the consolidated statement of operations during the year ended December 31, 2006 included compensation expense for share-based payment awards granted prior to, but not yet vested, as of December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("Statement No. 123"). As share-based compensation expense recognized in the statements of operations for the year ended December 31, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Statement No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the pro forma information required under Statement No. 123 for the periods prior to January 1, 2006, the Company accounted for forfeitures as they occurred.

Reclassifications

Certain reclassifications have been made to the 2005 financial statements to conform to the 2006 presentation. In addition, the operating results of Fox Sports Net Chicago have been classified as discontinued operations in the consolidated statements of operations and cash flows for all periods presented.

Cash Flows

For purposes of the consolidated statements of cash flows, the Company considers short-term investments with a maturity at date of purchase of three months or less to be cash equivalents.

(Dollars in thousands, except per share amounts)

During 2006, 2005 and 2004, the Company's non-cash investing and financing activities and other supplemental data were as follows:

	Years Ended December 31,		
	2006	2005	2004
Non-Cash Investing and Financing Activities:			
Continuing Operations			
Acquisition of the 40% minority interest in certain Regional Programming Partners entities in exchange for the Company's interests in Fox Sports Net Ohio, Fox Sports Net Florida, National Sports Partners and National Advertising Partners	$ -	$604,080	$ -
Notes payable, including interest, contributed by News Corporation to Regional Programming Partners for no consideration	-	152,907	-
Capital lease obligations	11,751	180	2,952
Asset retirement obligations	136	10,870	-
Dividends payable on equity classified share-based awards	67,156	-	-
Leasehold improvements paid by landlord	1,960	-	-
Investment in affiliate	1,294	-	-
Redemption of collateralized indebtedness with restricted cash and related prepaid forward contracts	-	116,544	-
Redemption of collateralized indebtedness with related prepaid forward contracts and stock	290,943	247,647	-
Redemption of collateralized indebtedness with related prepaid forward contracts	31,385	43,604	-
Redemption of collateralized indebtedness associated with AT&T Wireless shares with restricted cash, net of related forward contract	-	-	105,000
Receipt of restricted cash for AT&T Wireless shares	-	-	213,647
Rights payments offset with repayment of a note receivable	-	40,000	-
Discontinued Operations			
Make whole payment obligation, including interest, to Loral	50,898	-	-
Supplemental Data:			
Cash interest paid - continuing operations	$831,019	$698,184	$636,277
Cash interest paid - discontinued operations	15	90	314
Income taxes paid (refunded), net - continuing operations	11,184	(4,005)	6,952
Income taxes paid (refunded), net - discontinued operations	-	18	(539)

Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended ("Statement No. 133"). Statement No. 133 requires that an entity recognize all derivatives, as defined, as either assets or liabilities measured at fair value. The Company uses derivative instruments to manage its exposure to market risks from changes in certain equity prices and interest rates and does not hold or issue derivative instruments for speculative or trading purposes. These derivative instruments are not designated as hedges, and changes in the fair values of these derivatives are recognized in earnings as gains (losses) on derivative contracts.

(Dollars in thousands, except per share amounts)

Concentrations of Credit Risk

Financial instruments that may potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents and trade receivables. Cash is invested in money market funds, bank time deposits or in obligations of the U.S. Treasury. The Company's cash investments are placed with money market funds or financial institutions that have received the highest rating awarded by Standard & Poor's and Moody's Investors Services. The Company did not have a single customer that represented 10% or more of its consolidated net revenues for the years ended December 31, 2006, 2005 and 2004, respectively, or 10% or more of its consolidated net trade receivables at December 31, 2006 and 2005, respectively.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Recently Adopted Accounting Standards

Defined Benefit Pension and Other Postretirement Plans

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 158 which requires companies to recognize in their statement of financial position an asset for a postretirement benefit plan's overfunded status or a liability for a plan's underfunded status and to measure a plan's assets and its obligations that determine its funded status as of the end of the company's fiscal year. Additionally, Statement No. 158 requires companies to recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur and to report those changes in comprehensive income (loss). The provisions of Statement No. 158 have two separate effective dates. The provision of Statement No. 158 that requires a company (with a calendar year-end) to recognize the funded status of its pension plan, and the disclosure requirements, was effective as of December 31, 2006, and the provision of Statement No. 158 that requires a company (with a calendar year-end) to measure plan assets and benefit obligations as of the date of its fiscal year-end balance sheet is effective as of December 31, 2008. See Note 15 for a discussion of the impact of the Company's adoption of Statement No. 158.

Accounting Changes and Error Corrections

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("Statement No. 154"). Statement No. 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. It requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be

(Dollars in thousands, except per share amounts)

recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Statement No. 154 requires that a change in method of calculating depreciation, amortization, or depletion for long-lived nonfinancial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. APB Opinion No. 20 previously required that such a change be reported as a change in accounting principle. Statement No. 154 was effective for accounting changes and corrections of errors made by the Company beginning January 1, 2006.

Limited Partnerships

In June 2005, the EITF reached a consensus on Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights ("EITF No. 04-5"). EITF No. 04-5 provides guidance in assessing when a general partner should consolidate its investment in a limited partnership or similar entity. The provisions of EITF No. 04-5 were required to be applied beginning June 30, 2005 by general partners of all newly formed limited partnerships and for existing limited partnerships for which the partnership agreements are modified subsequent to June 30, 2005 and the provisions of EITF No. 04-5 were effective for general partners in all other limited partnerships beginning January 1, 2006. EITF No. 04-5 did not have any impact on the Company's financial position or results of operations upon adoption.

NOTE 2. STAFF ACCOUNTING BULLETIN NO. 108

On September 13, 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB No. 108"), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 is effective for the Company's year ended December 31, 2006. The primary concepts set forth in SAB No. 108 are as follows:

- Registrants should quantify errors using both the "rollover" approach and "iron curtain" approach (collectively referred to as the "dual approach") and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. The rollover approach focuses primarily on the impact of a misstatement on the income statement, including the reversing effect of prior year misstatements. Because the focus is on the income statement, the rollover approach can lead to the accumulation of misstatements in the balance sheet that may become material. The iron curtain approach focuses primarily on the effect of correcting for the accumulated misstatement as of the balance sheet date, essentially correcting the balance sheet with less emphasis on the reversing effects of prior year errors on the income statement.
- If correcting an error in the current year materially affects the current year but the item was not material in any prior year, "the prior year financial statements should be corrected, even though such revision previously was and continues to be immaterial to the prior year financial statements." However, in this circumstance, correcting prior year financial statements for immaterial errors does not require amending previously filed financial statements - the correction can be made the next time the prior year financial statements are filed.
- For purposes of evaluating materiality under the "iron curtain" approach, all uncorrected errors on the balance sheet are presumed to be reversed into the statement of operations in the current period even though some or all of the uncorrected difference may relate to periods prior to the latest statement of operations presented and, therefore, would only impact opening accumulated earnings (deficit). If the amount of the uncorrected difference(s) is determined to be material to the current period statement of operations, then such amount would be deemed material and would have to be corrected for in the manner set forth above.

(Dollars in thousands, except per share amounts)

SAB No. 108 provides for the following transition guidance in the initial period of adoption:

- Restatement of prior years is not required if the registrant properly applied its previous approach, either "rollover" or "iron curtain" approach, so long as all relevant qualitative factors were considered.
- The SEC Staff will not object if a registrant records a one-time cumulative effect adjustment to correct errors existing in prior years that previously had been considered immaterial - quantitatively and qualitatively - based on the appropriate use of the registrant's previous approach.
- If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the fiscal year of adoption (e.g. January 1, 2006 for a calendar year company).

Historically, the Company has evaluated uncorrected differences utilizing the "rollover" approach. The Company believes its prior period assessments of uncorrected differences utilizing the "rollover" approach and the conclusions reached regarding its quantitative and qualitative assessments of materiality of such uncorrected differences, individually and in the aggregate, were appropriate. In accordance with the guidance set forth in SAB No. 108, the Company has corrected certain identified historical uncorrected balance sheet differences, which arose prior to January 1, 2006, as a cumulative effect adjustment to opening accumulated deficit as of January 1, 2006 in accordance with the "dual approach" set forth in SAB No. 108 as discussed above. The requirement to adopt the guidance set forth in SAB No. 108, including the estimated impact, was initially disclosed in the Company's Form 10-Q for the quarter ended June 30, 2006.

The following table summarizes the impact of applying the guidance set forth in SAB No. 108 on the Company's 2006 opening accumulated deficit balance:

	Additional Income (Expense)			
	Period in which the Uncorrected Differences Originated			
	Cumulative Uncorrected Differences as of December 31, 2003	Years Ended December 31, 2004	2005	Adjustment Recorded as of January 1, 2006 to Accumulated Deficit
Excess accrual balances and other items, net of taxes [(a)]	$103,865	$ 531	$(1,952)	$102,444
Tax adjustment relating to disability insurance [(b)]	1,858	(1,497)	9,734	10,095
Rent expense, net of taxes [(c)]	(6,756)	(914)	(766)	(8,436)
Revenue related to promotional rates, net of taxes [(d)]	311	5,325	4,845	10,481
Video on demand revenue, net of related expenses and taxes [(e)]	791	45	54	890
Programmer audit accruals, net of taxes [(f)]	216	1,348	373	1,937
Disability and life insurance accruals, net of taxes [(g)]	1,564	389	254	2,207
Goodwill amortization, net of taxes [(h)]	2,076	-	(26)	2,050
Impact on accumulated deficit	$103,925	$ 5,227	$12,516	$121,668

(a) In periods prior to 2000, the Company had determined that certain accounts payable and accrued liability account balances (including accruals for programming costs, non-income based taxes, worker's compensation, franchise fees, health and dental, and pensions, among others) which had accumulated over a number of years to an aggregate $108,646, net of taxes, as of December 31, 2003, were not supportable as liabilities that the Company would be required to satisfy.

(Dollars in thousands, except per share amounts)

These amounts were substantially "frozen" as of December 31, 1999. Historically, the Company had concluded that such prior year uncorrected differences were quantitatively and qualitatively immaterial to the Company's prior year financial statements using the rollover method. This adjustment also includes $2,190, net of taxes, as of December 31, 2003, representing an excess reserve for unreturned analog converters that was not adjusted in prior periods to reflect actual losses and $(3,677), net of taxes, as of December 31, 2003, relating to unreconciled cash receipts. Additionally, this adjustment includes goodwill aggregating $3,292, net of taxes, as of December 31, 2003, and $1,994, net of taxes, for the year ended December 31, 2005, relating primarily to businesses that were sold where such goodwill was not included in their cost basis at the time of their sale for purposes of computing the associated gain on sale.

(b) In calculating the Company's tax provision for periods through December 31, 2005, the Company incorrectly treated tax-exempt disability insurance proceeds as taxable and non-deductible disability insurance premiums as tax deductible with regard to disability insurance arrangements associated with players of certain of the Company's professional sports teams.

(c) The Company historically recorded rent expense related to certain of its operating leases based on the contractual terms of the respective lease agreements instead of on a straight-line basis over the lease term as required by U.S. generally accepted accounting principles. This adjustment represents the impact of correcting the recognition of rent expense to the straight-line basis.

(d) The Company determined that it did not recognize in the appropriate period a portion of revenue earned related to certain cable television customers with promotional rates. This revenue was recognized when the promotional rates expired, generally occurring one year after the promotion commenced. This adjustment represents the revenue that should have been recognized in the respective periods when the services were provided, net of related tax effects.

(e) Prior to 2006, the Company recorded certain revenue from video on demand services as the services were billed to the customer instead of when the services were provided. Such revenue was historically recorded in the subsequent month's billing cycle. This adjustment reflects the recognition of revenue, net of related expenses and taxes, which should have been recorded in the respective periods when the services were provided.

(f) The Company's contracts with programming content providers typically allow for periodic audits of the programming payments made by the Company to these providers. The Company records an accrual for a loss contingency related to the associated potential underpayment of programming fees if such amounts are deemed probable and estimable. Based on the Company's review of this accrual balance, it determined that the accrual was overstated in previous years based upon the occurrence of historical events. This adjustment reflects the reduction of the accrual balance, net of taxes, in the appropriate periods.

(g) The Company determined that its accrual for disability and life insurance premiums for one of the Company's segments was based on an estimate that was not adjusted on a quarterly basis to reflect actual premiums paid. This adjustment reflects the reduction of the accrual, net of taxes, for the respective periods.

(h) In 2002, the Company inappropriately amortized goodwill of $2,076, net of taxes. This adjustment reflects the reversal of the amortization recognized in 2002. U.S. generally accepted accounting principles required the Company to cease amortization of goodwill effective January 1, 2002.

(Dollars in thousands, except per share amounts)

The following table summarizes the impact of applying the guidance in SAB No. 108 related to the adjustments described above on the Company's 2006 opening accumulated deficit by segment:

	Additional Income (Expense) Cumulative Uncorrected Differences as of January 1, 2006				
	Telecommunications	Rainbow	Madison Square Garden	Other	Total
Excess accrual balances and other items	$ 70,045	$22,837	$4,792	$29,737	$127,411
Rent expense	(10,040)	(1,380)	-	(2,920)	(14,340)
Revenue related to promotional rates	17,768	-	-	-	17,768
Video on demand revenue, net of related expenses	1,509	-	-	-	1,509
Programmer audit accruals	3,284	-	-	-	3,284
Disability and life insurance accruals	-	3,819	-	-	3,819
Goodwill amortization	-	-	3,474	-	3,474
	$ 82,566	$25,276	$8,266	$26,817	142,925
Income tax expense *					(31,352)
Tax adjustment relating to disability insurance					10,095
Impact on accumulated deficit					$121,668

* The income tax expense impact presented above is less than the amount that would be derived by applying the statutory rate to the aggregate pre-tax adjustment due to an income tax benefit of $28,553 resulting from a decrease in the required amount of the valuation allowance at the beginning of 2002 due to the decrease in deferred tax assets recognized in connection with the adjustments related to the excess accrual balances. The valuation allowance was eliminated later in 2002 in connection with the application of purchase accounting associated with an acquisition.

(Dollars in thousands, except per share amounts)

The following table summarizes the impact of applying the cumulative effect adjustments discussed above to the Company's consolidated balance sheet, including the impact on accumulated deficit, as of December 31, 2005, as recognized effective January 1, 2006:

	Cumulative Effect Adjustment Recorded in Accumulated Deficit as of January 1, 2006
	Increase (Decrease)
Accounts receivable, trade	$ 14,570
Deferred tax asset	(10,788)
Total current assets	3,782
Property, plant and equipment	3,714
Investment in affiliates	341
Deferred tax asset	(25,662)
Intangible assets [(1)]	45,641
Total assets	27,816
Accounts payable	(20,639)
Accrued employee related costs	(15,515)
Other accrued expenses	(102,844)
Deferred tax liability	29,649
Total current liabilities	(109,349)
Deferred tax liabilities	1,470
Other long-term liabilities	13,732
Minority interests	295
Total liabilities	(93,852)
Accumulated deficit (aggregate cumulative effect adjustment, net of taxes)	$(121,668)

(1) Includes the impact on previously recorded goodwill related to certain prior period purchase accounting transactions which result from the adjustment to deferred tax assets related to the reversal of the excess accrual balances discussed in footnote (a) above and the item discussed in footnote (h) above.

NOTE 3. TRANSACTIONS

2005 Transactions

Regional Programming Partners Restructuring

In April 2005, the Company and News Corporation restructured their ownership of Regional Programming Partners. Prior to the April 2005 transaction, Regional Programming Partners was owned 60% by the Company and 40% by News Corporation. As a result of the restructuring, the Company now owns 100% of Madison Square Garden, 100% of Fox Sports Net Chicago (which was shut down in June 2005) and 50% of Fox Sports Net New England and therefore, no portion of the results of operations of these businesses is allocated to minority interests after the acquisition. In connection with the restructuring, these businesses extended the terms of their long-term affiliation agreements with National Sports Partners and their advertising representation agreements with National Advertising Partners.

In connection with its December 2003 purchase of the interests that it did not own in Fox Sports Net Chicago and Fox Sports Net Bay Area, subsidiaries of Regional Programming Partners issued promissory

(Dollars in thousands, except per share amounts)

notes in the aggregate amount of $150,000 to News Corporation. As part of the restructuring, those promissory notes and accrued interest of $2,907 were contributed by News Corporation to Regional Programming Partners for no additional consideration and were cancelled without any payment being made on them.

National Sports Partners and National Advertising Partners were owned 50% by the Company and 50% by News Corporation. As a result of the restructuring, the Company no longer owns any interest in National Sports Partners, National Advertising Partners, Fox Sports Net Ohio or Fox Sports Net Florida.

The Company and News Corporation continue to own 60% and 40%, respectively, of Fox Sports Net Bay Area through a separate partnership. The Company continues to manage that network. In connection with the restructuring, Fox Sports Net Bay Area extended the terms of its long-term affiliation agreement with National Sports Partners and its advertising representation agreement with National Advertising Partners.

The Company has accounted for this exchange in accordance with APB Opinion No. 29, Accounting for Nonmonetary Transactions and, accordingly, the Company recorded the transaction with News Corporation at fair value at the date of the restructuring. The Company recorded a gain in discontinued operations of $266,810, net of taxes, in connection with the transfer of the Company's interests in Fox Sports Net Ohio and Fox Sports Net Florida. The Company recorded a gain in continuing operations of $66,558 in connection with the transfer of National Sports Partners and National Advertising Partners. In addition, the excess of the net book value of the assets acquired over the purchase price of $94,320 was allocated to specific assets and liabilities based on fair values as follows:

	Useful Life	
Land and development rights	Indefinite	$ 37,573
Property and equipment, net	2 to 27.5 years	12,396
Amortizable intangible assets:		
Affiliation agreements	4 years	17,951
Affiliation relationships	24 years	85,824
Advertiser relationships	7 years	6,004
Season ticket holder relationships	12 to 15 years	73,124
Suite holder contracts and relationships	3 to 11 years	21,167
Indefinite-lived intangible assets:		
Trademarks		53,880
Sports franchises		96,215
Excess costs over fair value of net assets acquired		(460,853)
Other assets and liabilities, net		9,399
Unfavorable contracts		(47,000)
Net step-down to historical carrying values		$ (94,320)

The Regional Programming Partners restructuring transaction was substantially tax deferred.

(Dollars in thousands, except per share amounts)

The unaudited pro forma revenue, loss from continuing operations, net income (loss), loss per share from continuing operations and net income (loss) per share of the Company, as if the Company's acquisition of the interests in entities exchanged with News Corporation had occurred on January 1, 2005 and 2004, are as follows:

	Years Ended December 31,	
	2005	2004
Revenues	$5,172,478	$4,632,537
Loss from continuing operations	$ (137,388)	$ (510,564)
Net income (loss)	$ 79,465	$ (703,476)
Basic and diluted loss per share from continuing operations	$ (0.49)	$ (1.78)
Basic and diluted net income (loss) per share	$ 0.28	$ (2.45)

Agreements with EchoStar

In April 2005, subsidiaries of Cablevision and CSC Holdings entered into agreements with EchoStar Communications Corporation ("EchoStar") relating to the launch and operation of the business of Rainbow HD Holdings LLC, the Company's VOOM HD Networks high-definition television programming service. This transaction closed in November 2005. Under those arrangements, EchoStar was initially distributing a portion of the VOOM HD Networks programming service and, beginning in 2006, began carrying 15 of the channels included in the programming service. In connection with the arrangements, EchoStar was issued a 20% interest in Rainbow HD Holdings, the Company's subsidiary owning the VOOM HD Networks, and that 20% interest will not be diluted until $500,000 in cash has been invested in Rainbow HD Holdings' equity by the Company.

Under the terms of the affiliation arrangements with EchoStar covering the VOOM HD Networks for a 15 year term, if Rainbow HD Holdings fails to spend $100,000 per year, up to a maximum of $500,000 in the aggregate, on its service offerings, EchoStar may terminate the affiliation agreement. The Company has the right to terminate the affiliation agreement if the VOOM HD Networks are discontinued in the future. The agreements resulted in a non-monetary exchange whereby the Company provided EchoStar a 20% interest in Rainbow HD Holdings in exchange for deferred carriage fees. Accordingly, the Company recorded deferred carriage fees for the fair value of the 20% interest in Rainbow HD Holdings LLC surrendered of $18,101, which resulted in a gain on the issuance of member's interest by a subsidiary of $10,397 (net of transaction costs of $295 and taxes of $7,409). Since Rainbow HD Holdings LLC is a start-up company, the gain was recorded as an increase to paid-in capital.

2004 Transactions

DTV Norwich

In January 2004, Rainbow DBS Company, LLC, ("Rainbow DBS") an indirect wholly-owned subsidiary of the Company, invested $100 for a 49% interest in DTV Norwich, an entity that acquired licenses at auction from the Federal Communications Commission ("FCC") to provide multichannel video distribution and data service ("MVDDS") in 46 metropolitan areas in the United States. In connection with the equity investment, the Company loaned DTV Norwich an additional $84,600 for the acquisition of these licenses (the "DTV Norwich Transaction"). Under the terms of the promissory note with DTV Norwich, the loan was forgiven when the FCC granted the MVDDS licenses to DTV Norwich on July 27, 2004 and September 23, 2004.

(Dollars in thousands, except per share amounts)

Rainbow DBS also agreed to a put/call option with the other investor in DTV Norwich. Rainbow DBS had a call option to purchase an additional 41% membership interest in DTV Norwich at an exercise price of $4,230. Rainbow DBS exercised its call option on October 29, 2004. Rainbow DBS received FCC approval to acquire the 41% membership interest which gave Rainbow DBS control of this entity. The other investor has the right, for ten years, to put its remaining 10% interest to Rainbow DBS at fair value to be determined by a process involving independent valuation experts.

Pursuant to FASB Interpretation No. 46R ("FIN No. 46R"), Consolidation of Variable Interest Entities, this entity was consolidated with the Company as of the date of the transaction, January 2004, since it did not have sufficient equity to demonstrate that it could finance its activities without additional subordinated financial support. The acquired licenses were recorded as other intangible assets and were deemed to have indefinite lives. Since this variable interest entity is not considered a business pursuant to FIN No. 46R, the excess of the fair value of the consideration paid and the newly consolidated non-controlling interest over the fair value of the newly consolidated identifiable assets, of $7,436 net of taxes of $5,384, was recorded as an extraordinary loss. In connection with the Company's decision in December 2004 to seek strategic alternatives for the Rainbow DBS business, the Company reduced the carrying value of the acquired licenses to their estimated fair value of $6,113 based on available MVDDS auction value information.

NOTE 4. RESTRUCTURING CHARGES

In December 2001, the Company recorded restructuring charges of $56,442 (including $13,720 for discontinued operations) which included expenses of $21,018 (including $9,403 for discontinued operations) associated with the elimination of approximately 600 positions, primarily in corporate, administrative and infrastructure functions across various business units of the Company, and estimated expenses of $35,424 (including $4,317 for discontinued operations) associated with facility realignment and other related costs.

In 2002, the Company announced a new operating plan and restructuring which included the closing of 26 retail electronics store locations, the consolidation of customer service call centers, and the elimination of certain staff positions. Additionally, the Company reached an agreement with its supplier of set top boxes which reduced the Company's purchase commitments for set top boxes from $378,500 in 2002, $378,500 in 2003, and $567,750 in 2004 to a total remaining commitment of $87,500 in 2002 and nothing thereafter and required the Company to make certain other cash payments aggregating $50,000 plus interest on a portion of such amount with respect to, among other things, a license for certain software (valued at $17,500 based on an independent appraisal). In connection with this plan, the Company recorded restructuring charges of $85,965 (including $11,553 for discontinued operations) which included $22,072 (including $3,642 for discontinued operations) associated with the elimination of approximately 3,000 positions, $31,393 (including $7,911 for discontinued operations) associated with facility realignment and other related costs and $32,500 associated with the reduction in required digital set top box commitments.

In 2003, the Company eliminated staff positions and incurred severance costs aggregating $6,111.

During 2006, 2005 and 2004, the Company recorded restructuring charges aggregating $392, $1,024 and $4,756, respectively, associated with the elimination of certain positions in various business units of the Company and facility realignment costs.

At December 31, 2006, the restructuring liability of $4,201 was classified as a current liability in the consolidated balance sheet.

(Dollars in thousands, except per share amounts)

The following table summarizes the restructuring liability, net of related sublease amounts, at December 31, 2006:

	2001 Plan	2001 Plan	2002 Plan	2002 Plan	2003 Plan	2004 Plan	2005 Plan	2006 Plan
	Employee Severance	Facility Realignment and Other Costs (b)	Employee Severance	Facility Realignment and Other Costs (a) (b)	Employee Severance	Employee Severance	Employee Severance	Facility Realignment
Balance at December 31, 2003	$ 3	$19,212	$ 207	$ 39,623	$ 2,258	$ -	$ -	$ -
Additional charges (credits)	-	(5,589)	(68)	(172)	238	4,756	-	-
Payments	(3)	(7,242)	(139)	(9,218)	(2,418)	(3,818)	-	-
Balance at December 31, 2004	-	6,381	-	30,233	78	938	-	-
Additional charges (credits)	-	(1,480)	-	(578)	234	263	1,024	-
Payments	-	(3,114)	-	(28,857)	(312)	(1,201)	(1,001)	-
Balance at December 31, 2005	-	1,787	-	798	-	-	23	-
Additional charges (credits)	-	(4,521)	-	525	-	-	(23)	392
Payments and accrual of sublease receivable, net	-	2,734	-	(1,323)	-	-	-	(290)
Accrued restructuring balance at December 31, 2006	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 102

(a) In August 2005, the Company made a $25,000 payment to satisfy its required commitment with a supplier associated with the 2002 restructuring plan.

(b) For the year ended December 31, 2006, the Company recorded restructuring credits of $3,996 relating primarily to changes to the Company's previous estimates recorded in connection with the 2001 and 2002 facility realignment. Based on the restructuring credits recorded and payments made by the Company, the restructuring liability relating to these plans, net of sublease amounts, as of December 31, 2006 was zero.

In addition to the facility realignment charges of $392 in 2006 which are expected to be completed by June 2009, the Company recorded restructuring charges of $143 associated with the elimination of approximately ten positions at a programming business within the Rainbow segment (which was fully paid as of December 31, 2006).

(Dollars in thousands, except per share amounts)

The cumulative amount of restructuring charges incurred by the Company for continuing operations for each of the restructuring plans are as follows:

	2001 Plan	2002 Plan	2003 Plan	2004 Plan	2005 Plan	2006 Plan	Total
Employee severance	$15,108	$19,586	$6,583	$5,019	$1,001	$143	$ 47,440
Facility realignment and other costs	23,234	54,545	-	-	-	392	78,171
Cumulative restructuring charges recognized as of December 31, 2006	$38,342	$74,131	$6,583	$5,019	$1,001	$535	$125,611

NOTE 5. IMPAIRMENT CHARGES

In connection with the Company's Board of Directors' decision in December 2004 to suspend pursuing the spin-off of its Rainbow Media Enterprises subsidiary and instead to pursue strategic alternatives for its Rainbow DBS business, the Company performed a review of its assets for recoverability. The Company recorded an impairment charge of $90,540 included in depreciation and amortization expense relating to long-lived assets and other indefinite-lived intangible assets and a charge of $75,805 included in technical and operating expenses representing the write down of certain film and programming contracts of the VOOM HD Networks within the Rainbow segment. In addition, the Company recorded an impairment charge of $155,415 reflecting the excess of the carrying value over the estimated fair value of long-term assets and goodwill and other indefinite-lived intangible assets and a charge of $33,052 representing the write-off of equipment inventory and deposits which have been recorded in discontinued operations. The impairment charges related to film and programming contracts, equipment inventory and deposits are based on net realizable value and the impairment charges related to goodwill, intangible and long-lived assets are based on estimates of fair value of those assets.

The Company recorded impairment charges of $2,394, included in depreciation and amortization, relating to certain other long-lived assets deemed impaired within its theater operations and Rainbow segment in 2004.

In 2005, the Company recorded impairment charges of $7,697, included in depreciation and amortization, primarily for certain long-lived assets and intangibles within its Rainbow segment and theater operations.

During 2006, the Company recorded impairment charges of $2,104, included in depreciation and amortization, primarily for certain long-lived assets and intangibles within its theater operations and PVI Virtual Media business.

As part of its periodic review of expected programming usefulness, the Company recorded an impairment loss of $1,640, $663 and $297 in 2006, 2005 and 2004, respectively. Such amounts represent the write-off of the carrying value of certain film and programming contracts of the Company's Rainbow segment and are included in technical and operating expense.

In June 2006, the operations of the Fox Sports Net Chicago programming business were shut down. In connection with the shut down, the Company recorded a goodwill impairment charge of $5,121 which was classified in discontinued operations.

(Dollars in thousands, except per share amounts)

NOTE 6. DISCONTINUED OPERATIONS AND ASSETS AND LIABILITIES HELD FOR SALE

The operating results of Fox Sports Net Ohio and Fox Sports Net Florida (in connection with the Regional Programming Partners restructuring in April 2005), Fox Sports Net Chicago and the Rainbow DBS satellite distribution business (in connection with the Board of Directors' authorization to shut down the business), net of taxes, have been classified in the consolidated statements of operations as discontinued operations for all periods presented. Operating results of discontinued operations for the years ended December 31, 2006, 2005 and 2004 are summarized below:

	Year Ended December 31, 2006			
	Fox Sports Net Chicago [a]	Rainbow DBS Satellite Distribution Business [b]	Other	Total
Revenues, net	$ 79,204	$ -	$ -	$79,204
Income (loss) before income taxes	$ 72,985	$(56,741)	$(62)	$16,182
Income tax benefit (expense)	(32,030)	23,269	25	(8,736)
Net income (loss)	$ 40,955	$(33,472)	$(37)	$ 7,446

(a) Revenues, net includes $77,996 representing the collection in June 2006 of affiliate revenue from a cable affiliate, including $71,396 relating to periods prior to 2006, that had not been previously recognized due to a contractual dispute. The underlying contract was terminated in June 2006 and no further payments will be received under this contract.

(b) Income (loss) before income taxes includes the recognition of the Make Whole Payment obligation due to Loral Space and Communications Holding Corporation (see discussion below).

	Year Ended December 31, 2005				
	Fox Sports Net Chicago	Fox Sports Net Ohio and Fox Sports Net Florida	Rainbow DBS Satellite Distribution Business	Other	Total
Revenues, net	$ 3,433	$ 40,018	$ 8,776	$ -	$ 52,227
Income (loss) before income taxes	$ 2,743	$ 466,460	$(102,983)	$ 4,405	$ 370,625
Income tax benefit (expense)	(1,123)	(192,998)	42,151	(1,802)	(153,772)
Net income (loss) including gain on restructuring of Regional Programming Partners of $266,810, and other gain of $2,618, net of taxes	$ 1,620	$273,462	$ (60,832)	$ 2,603	$ 216,853

For the year ended December 31, 2005, the Company recorded a gain, net of taxes, of $2,521, primarily representing the transfer of the Company's ownership interest in a subsidiary of PVI to PVI's minority partner for the minority partner's remaining ownership interest in PVI. In addition, the Company recorded a gain, net of taxes, of $97 for the year ended December 31, 2005 that related primarily to a reduction of health and welfare expenses in connection with the transfer of the retail electronics business.

(Dollars in thousands, except per share amounts)

	Year Ended December 31, 2004				
	Fox Sports Net Chicago	Fox Sports Net Ohio and Fox Sports Net Florida	Rainbow DBS Satellite Distribution Business	Other	Total
Revenues, net	$117,500	$168,085	$ 14,742	$ -	$ 300,327
Income (loss) before income taxes	$ 23,136	$ 39,054	$(375,345)	$(6,954)	$(320,109)
Income tax benefit (expense)	(9,555)	(16,130)	155,018	5,300	134,633
Net income (loss)	$ 13,581	$ 22,924	$(220,327)	$(1,654)	$(185,476)

For the year ended December 31, 2004, the Company recorded losses, net of taxes, of $1,092, representing the finalization of film asset adjustments that relate to the sale of the Bravo programming business in 2002. In addition, the Company recorded losses, net of taxes, of $562 for the year ended December 31, 2004 that related primarily to estimated legal and payroll tax settlements in connection with the transfer of the retail electronics business.

Rainbow DBS

In April 2005, the operations of the Rainbow DBS satellite distribution business were shut down. In connection with the shut down, certain assets of the business, including the Rainbow 1 direct broadcast satellite and certain other related assets were sold to a subsidiary of EchoStar for $200,000 in cash. This transaction closed in November 2005. In addition, Rainbow DBS had FCC licenses to construct, launch and operate five fixed service Ka-band satellites and had entered into a contract in November 2004 for the construction by Lockheed Martin of these five Ka-band satellites at a cost of $740,000. Rainbow DBS had the right to terminate the contract at any time, subject to certain maximum termination liabilities. Rainbow DBS exercised this right on November 21, 2005, and the amount paid to Lockheed Martin in excess of the termination liability was repaid to the Company in March 2006.

In September 2005, Loral filed an action against Cablevision and Rainbow DBS for breach of contract based on a letter agreement dated March 23, 2001 ("the Letter Agreement") between Loral and Rainbow DBS. Loral alleges that the sale of the Rainbow-1 satellite and related assets to EchoStar constituted a sale of "substantially all of the assets of Rainbow DBS" triggering a "Make Whole Payment" under the Letter Agreement of $33,000 plus interest. A trial in this matter took place in January 2007 in New York Supreme Court for New York County. On January 24, 2007, the jury returned a verdict finding that the EchoStar sale had triggered a Make Whole Payment under the Letter Agreement, requiring a payment to Loral of $50,898, including interest, which has been accrued for as of December 31, 2006 and reflected as an expense in discontinued operations. Cablevision and Rainbow DBS have filed a motion for judgment as a matter of law, or in the alternative for a new trial, which is pending.

Certain assets of the Rainbow DBS satellite distribution business, previously included in the Rainbow DBS segment, amounting to $7,557, had been classified as assets held for sale in the consolidated balance sheet of the Company at December 31, 2005. These assets related to the direct broadcast satellite television business of Rainbow DBS and consisted of equipment and other assets. In the first quarter of 2006, the Company recorded an impairment loss of $7,179 which has been classified in discontinued operations. In the second quarter of 2006, the assets were sold.

(Dollars in thousands, except per share amounts)

Fox Sports Net Chicago

In June 2006, the operations of the Fox Sports Net Chicago programming business were shut down. In connection with the shut down, the Company recorded a goodwill impairment charge of $5,121 which was classified in discontinued operations.

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

Costs incurred in the construction of the Company's cable television system, including line extensions to, and upgrade of, the Company's hybrid fiber-coaxial infrastructure and headend facilities are capitalized. These costs consist of materials, subcontractor labor, direct consulting fees, and internal labor and related costs associated with the construction activities. The internal costs that are capitalized consist of salaries and benefits of Company employees and the portion of facility costs, including rent, taxes, insurance and utilities, that supports the construction activities. These costs are depreciated over the estimated life of the plant (12-25 years), and headend facilities (4-15 years). Costs of operating the plant and the technical facilities, including repairs and maintenance and call completion fees, are expensed as incurred.

Costs incurred to connect businesses or residences that have not been previously connected to the infrastructure or digital platform are also capitalized. These costs include materials, subcontractor labor, internal labor to connect, provision and provide on-site and remote technical assistance and other related costs associated with the connection activities. In addition, on-site and remote technical assistance during the provisioning process for new digital product offerings are capitalized. The departmental activities supporting the connection process are tracked through specific metrics, and the portion of departmental costs that is capitalized is determined through a time weighted activity allocation of costs incurred based on time studies used to estimate the average time spent on each activity. New connections are amortized over 5 years or 12 years for residence wiring and feeder cable to the home, respectively. The portion of departmental costs related to reconnection, programming service up- and down- grade, repair and maintenance, and disconnection activities are expensed as incurred.

Property, plant and equipment (including equipment under capital leases) consist of the following assets, which are depreciated or amortized on a straight-line basis over the estimated useful lives shown below:

	December 31, 2006	December 31, 2005	Estimated Useful Lives
Customer equipment	$1,565,089	$1,359,758	3 to 5 years
Headends and related equipment	610,563	578,880	4 to 15 years
Central office equipment	456,670	397,450	5 to 10 years
Infrastructure	4,599,159	4,391,527	3 to 25 years
Program, service and data processing equipment	1,254,713	1,201,999	2 to 13 years
Microwave equipment	37,484	35,084	5 to 8 years
Construction in progress (including materials and supplies)	68,136	63,157	-
Furniture and fixtures	171,311	163,035	3 to 10 years
Transportation equipment	228,414	217,604	3 to 15 years
Buildings and building improvements	368,921	358,140	2 to 40 years
Leasehold improvements	531,471	516,452	Term of lease
Land	79,989	79,985	-
	9,971,920	9,363,071	
Less accumulated depreciation and amortization	6,257,078	5,494,994	
	$3,714,842	$3,868,077	

(Dollars in thousands, except per share amounts)

Depreciation expense on property, plant and equipment (including capital leases) for the years ended December 31, 2006, 2005 and 2004 amounted to $1,034,628, $981,057 and $967,306 (including impairments of $1,205, $2,734 and $14,437 in 2006, 2005 and 2004), respectively.

At December 31, 2006 and 2005, the gross amount of equipment and related accumulated amortization recorded under capital leases were as follows:

	December 31,	
	2006	2005
Equipment	$122,400	$113,766
Less accumulated amortization	75,817	67,443
	$ 46,583	$ 46,323

NOTE 8. INTANGIBLE ASSETS

The following table summarizes information relating to the Company's acquired intangible assets at December 31, 2006 and 2005:

	December 31,		Estimated
	2006	2005	Useful Lives
Gross carrying amount of amortizable intangible assets			
Affiliation relationships and affiliation agreements	$ 783,774	$ 782,367	4 to 24 years
Broadcast rights and other agreements	86,748	86,748	10 to 11 years
Season ticket holder relationships	75,005	75,005	10 to 15 years
Suite holder contracts and relationships	21,167	21,167	3 to 11 years
Advertiser relationships	104,071	104,071	7 to 10 years
Other intangibles	40,819	87,400	1 to 20 years
	1,111,584	1,156,758	
Accumulated amortization			
Affiliation relationships and affiliation agreements	366,888	305,677	
Broadcast rights and other agreements	50,746	44,075	
Season ticket holder relationships	10,027	4,576	
Suite holder contracts and relationships	5,815	2,491	
Advertiser relationships	42,814	31,315	
Other intangibles	19,139	29,810	
	495,429	417,944	
Indefinite-lived intangible assets			
Franchises	731,848	731,848	
Sports franchises	96,215	96,215	
FCC licenses and other intangibles	11,936	19,076	
Trademarks	53,880	53,880	
Excess costs over the fair value of net assets acquired	1,032,117	993,426	
	1,925,996	1,894,445	
Total intangible assets, net	$2,542,151	$2,633,259	
Aggregate amortization expense			
Years ended December 31, 2006 and 2005 (excluding impairment charges of $899 and $4,963, respectively)	$ 93,286	$ 97,623	

(Dollars in thousands, except per share amounts)

Estimated amortization expense	
Year ending December 31, 2007	$ 91,553
Year ending December 31, 2008	89,112
Year ending December 31, 2009	82,699
Year ending December 31, 2010	79,637
Year ending December 31, 2011	78,838

The changes in the carrying amount of excess costs over the fair value of net assets acquired for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Tele-communications	MSG	Rainbow	Other	Total Company
Balance as of December 31,2004	$206,971	$1,152,131	$ 70,722	$13,558	$1,443,382
Adjustments recorded in connection with the Regional Programming Partners restructuring	-	(460,853)	14,026	-	(446,827)
Reclassification as a result of the Regional Programming Partners restructuring	-	32,755	(32,755)	-	-
Impairment loss	-	-	(4,963)	-	(4,963)
Other	-	-	935	899	1,834
Balance as of December 31, 2005	206,971	724,033	47,965	14,457	993,426
Cumulative effect of adjustments resulting from the adoption of SAB No. 108 (Note 2)	-	14,228	30,483	-	44,711
Adjusted balance at January 1, 2006	206,971	738,261	78,448	14,457	1,038,137
Impairment loss - continuing operations	-	-	-	(899)	(899)
Impairment loss - discontinued operations (Note 6)	-	-	(5,121)	-	(5,121)
Balance as of December 31, 2006	$206,971	$ 738,261	$ 73,327	$13,558	$1,032,117

See Note 3 for a discussion of changes to acquired intangible assets primarily as a result of the Regional Programming Partners restructuring in 2005.

(Dollars in thousands, except per share amounts)

NOTE 9. DEBT

Bank Debt

The Company's outstanding bank debt at December 31, 2006 and 2005 is as follows:

	December 31,	
	2006	2005
Restricted Group:		
Restricted Group credit facility (terminated in 2006)	$ -	$1,256,000
Term A-1 credit facility	1,000,000	-
Term B credit facility	3,482,500	-
	4,482,500	1,256,000
Rainbow National Services:		
Credit facility (terminated in 2006)	-	595,500
Term A credit facility	500,000	-
Revolving credit facility	10,000	-
	$4,992,500	$1,851,500

Restricted Group

On February 24, 2006, the Restricted Group (comprised primarily of the CSC Holdings' cable television subsidiaries and its commercial data and voice services subsidiary) entered into a $2,400,000 credit facility with a group of banks consisting of three components: a $1,000,000 revolver that was undrawn at December 31, 2006, a $1,000,000 term A-1 loan facility and a $400,000 term A-2 loan facility that has since been refinanced and repaid in full, as described below. Approximately $1,300,000 of the $1,400,000 proceeds received from the term loans under the new credit facility was used to repay the outstanding borrowings and accrued interest under the prior Restricted Group credit facility that was scheduled to mature in June 2006, and fees and expenses. On March 29, 2006, the Restricted Group entered into a new $3,500,000 term B loan facility, of which approximately $400,000 of the proceeds was used to prepay the outstanding borrowings of the term A-2 loan facility, including accrued interest, and fees and expenses. The balance of the outstanding term B loan facility borrowings was invested in short-term AAA rated funds until approval of the special dividend by the Company's Board of Directors. On April 24, 2006 the approved special dividend was paid (see Note 1).

The three components of the new Restricted Group credit facility, the $1,000,000 revolver, the $1,000,000 term A-1 loan facility and the $3,500,000 term B loan facility, are direct obligations of CSC Holdings, guaranteed by most Restricted Group subsidiaries and secured by the pledge of the stock of most Restricted Group subsidiaries. As of December 31, 2006, $51,994 of the $1,000,000 revolving credit facility was restricted for certain letters of credit issued on behalf of CSC Holdings. The revolving credit facility and the term A-1 loan facility mature in six years in February 2012 and the term B loan facility matures in seven years in March 2013. The revolver has no required interim repayments, the $1,000,000 term A-1 loan facility requires quarterly repayments aggregating 0% in year one, 5% in each of years two and three, 25% in each of years four and five, and 40% in the final year and the $3,500,000 term B loan facility is subject to quarterly repayments totaling 1% ($8,750 per quarter) in each of years one through six and 94% ($822,500 per quarter) in the final year. The interest rate on the term A-1 loan facility varies, depending on the Restricted Group's cash flow ratio (as defined), from .75% to 1.75% over the Eurodollar Rate for Eurodollar-based borrowings and from zero to .75% over the Base Rate for Base Rate Borrowings (as defined). The interest rate on the borrowings under the term B loan facility is the Eurodollar Rate (as defined) plus 1.75% or prime rate plus .75%, at the Company's election. The weighted average interest rates as of December 31, 2006 on borrowings under the term A-1 loan facility and term B loan facility was 6.62% and 7.12%, respectively.

(Dollars in thousands, except per share amounts)

The principal financial covenants, which are not identical for the revolving credit facility and the term A-1 loan facility, on the one hand, and the term B loan facility, on the other, include (i) under the revolving credit facility and the term A-1 loan facility, maximum total leverage of 7.50 to 1 with subsequent stepdowns over the life of the revolving credit facility and the term A-1 loan facility until reaching 4.50 to 1 for periods beginning on and after January 1, 2010, (ii) under the revolving credit facility and the term A-1 loan facility, maximum senior secured leverage of 4.00 times cash flow through December 31, 2006 with annual stepdowns thereafter over the life of the revolving credit facility and the term A-1 loan facility until reaching 3.00 to 1 for periods beginning on and after January 1, 2010, (iii) under the revolving credit facility and the term A-1 loan facility, minimum ratios for cash flow to interest expense of 1.75 to 1 initially, increasing to 2.00 to 1 on and after July 1, 2007, and (iv) under the revolving credit facility and the term A-1 loan facility, a minimum ratio of cash flow less cash taxes to total debt expense (defined to include interest expense, certain payments of principal and dividends paid by CSC Holdings to Cablevision to permit Cablevision to pay interest and certain principal payments on its debt) of 1.50 to 1. These covenants and restrictions on the permitted use of borrowed funds in the revolving credit facility may limit the Company's ability to utilize all of the undrawn revolver funds. Additional covenants include limitations on liens and the issuance of additional debt.

Under the term B loan facility, the Company is limited in its ability to incur additional indebtedness based on a maximum ratio of total indebtedness to cash flow (as defined in the term B loan facility) of 7.50 to 1 with subsequent stepdowns over the life of the term B loan facility until reaching 5.00 to 1 for periods beginning on and after January 1, 2010 and a maximum senior secured leverage ratio of 4.50 times cash flow (as defined in the term B loan facility).

Under the revolving credit facility and the term A-1 loan facility, there are generally no restrictions on investments that the Restricted Group may make, provided it is not in default. The Restricted Group can make distributions or other restricted payments so long as CSC Holdings is not in default, but there is a limitation (initially $200,000, subject to increase to reflect capital contributions or issuance of equity interests) on restricted payments during any period when the cash flow leverage ratio is greater than 6.0 to 1. The $200,000 limitation does not apply to restricted payments by CSC Holdings to Cablevision to be used by Cablevision to make scheduled payments of principal or interest on its indebtedness. Under the term B loan facility, there also are generally no restrictions on investments that the Restricted Group may make provided it is not in default; however, CSC Holdings must also remain in compliance with the maximum ratio of total indebtedness to cash flow and the maximum senior secured leverage ratio. The Restricted Group's ability to make restricted payments is also limited by provisions in the term B loan facility and the indentures covering the Company's notes and debentures.

In connection with the repayment of the term A-2 loan facility and the prior Restricted Group credit facility, the Company wrote off $4,587 of unamortized deferred financing costs and in connection with the new Restricted Group credit facility, related costs of $42,004 were recorded as deferred financing costs.

Rainbow National Services

On July 5, 2006, Rainbow National Services LLC ("RNS"), an indirect wholly-owned subsidiary of the Company, entered into a replacement bank facility (the "New RNS Credit Facility") providing for an $800,000 senior secured facility which consists of a $500,000 term A loan facility and a $300,000 revolving credit facility which was used primarily to refinance its then existing credit facility. The term A loan facility matures June 30, 2013 and the revolving credit facility matures June 30, 2012. The New RNS Credit Facility allows RNS to utilize up to $50,000 of the revolving credit facility for letters of credit and up to $5,000 for a swing loan. Further, the New RNS Credit Facility provides for an incremental facility of up to $925,000, provided that it be for a minimum amount of $100,000. If an

(Dollars in thousands, except per share amounts)

incremental facility is established, RNS and the lenders will enter into a supplement to the New RNS Credit Facility with terms and conditions that are no more restrictive than those of the New RNS Credit Facility. There are no commitments from the lenders to fund an incremental facility.

On July 5, 2006, RNS borrowed the entire $500,000 term A loan facility and $10,000 under the revolving credit facility. RNS used the $510,000 borrowed under the New RNS Credit Facility and $88,048 of additional available cash to repay all of its outstanding borrowings, accrued interest and fees due under its August 2004 $950,000 senior secured credit facility of which $592,500 was outstanding under a term loan at July 5, 2006 (scheduled to mature March 31, 2012) and to pay certain fees and expenses incurred in connection with the New RNS Credit Facility. RNS may use future borrowings under the credit agreement to make investments, distributions, and other payments permitted under the New RNS Credit Facility and for general corporate purposes. The borrowings under the New RNS Credit Facility may be repaid without penalty at any time. At December 31, 2006, $500,000 was outstanding under the term A loan and $10,000 was outstanding under the revolving credit facility. RNS had $290,000 in undrawn revolver commitments at December 31, 2006.

Borrowings under the New RNS Credit Facility are direct obligations of RNS which are guaranteed jointly and severally by substantially all of its subsidiaries and by Rainbow Programming Holdings LLC, the direct parent of RNS, and are secured by the pledge of the stock of RNS and substantially all of its subsidiaries and all of the other assets of RNS and substantially all of its subsidiaries (subject to certain limited exceptions). Borrowings under the New RNS Credit Facility bear interest based on either the Base Rate (the greater of the Federal Funds Rate plus 0.5% and the prime rate (as defined in the New RNS Credit Facility)), or the Eurodollar Rate (as defined in the New RNS Credit Facility). The interest rate under the New RNS Credit Facility varies, depending on RNS' cash flow ratio (as defined in the New RNS Credit Facility) from 1.0% to 1.5% over the Eurodollar Rate for Eurodollar-based borrowings and from zero to 0.5% over the Base Rate for Base Rate borrowings. On December 31, 2006, the interest rate on the term A loan facility and the revolving credit facility was 6.62% and 6.60%, respectively. The term A loan is to be repaid in quarterly installments of 1.25% of the original outstanding balance ($6,250) from March 31, 2008 until December 31, 2010, 2.5% of the original outstanding balance ($12,500) from March 31, 2011 until December 31, 2012, and 32.5% of the original outstanding balance ($162,500) on March 31, 2013 and June 30, 2013, the term A loan maturity date. Any amounts outstanding under the revolving credit facility are due at maturity on June 30, 2012.

The financial covenants consist of (i) a minimum ratio of operating cash flow to total interest expense for each quarter (all as defined in the New RNS Credit Facility) of 1.75 to 1, (ii) a maximum cash flow ratio of total indebtedness to annualized operating cash flow (as defined in the New RNS Credit Facility) of 6.75 to 1 through June 30, 2008, decreasing thereafter to 6.25 to 1, and (iii) a maximum senior secured leverage ratio of senior secured debt to annualized operating cash flow (as defined in the New RNS Credit Facility) of 5.50 to 1. Additional covenants include restrictions on indebtedness, guarantees, liens, investments, dividends and distributions and transactions with affiliates.

RNS is obligated to pay fees of 0.375% per annum on any undrawn revolver commitment.

In connection with the New RNS Credit Facility, RNS incurred deferred financing costs of $5,536, which are being amortized to interest expense over the term of the New RNS Credit Facility. The Company recorded $6,084 as a write-off of deferred financing costs associated with the repayment of the August 2004 credit facility in 2006.

(Dollars in thousands, except per share amounts)

Rainbow Media Holdings

In December 2003, Rainbow Media Holdings, a wholly-owned subsidiary of CSC Holdings entered into an $823,000 credit facility consisting of a $200,000 revolving credit facility and a $623,000 term loan, maturing on March 31, 2008 and March 31, 2009, respectively. At December 31, 2003, the weighted average rate of interest was 3.57%.

Loans under the Rainbow Media Holdings credit facility bore interest at the Eurodollar rate plus a margin based upon Rainbow Media Holdings' leverage ratio.

In August 2004, RNS distributed approximately $704,900 to Rainbow Media Holdings which it used to repay all outstanding amounts under its credit facility and collateralized outstanding letters of credit. Such proceeds were obtained through the issuance of bank debt and the issuance of senior and senior subordinated notes by RNS. The Company wrote off $12,694 of unamortized deferred financing costs in connection with the termination of the credit facility in 2004.

Madison Square Garden

Madison Square Garden, L.P. ("MSG"), a wholly-owned indirect subsidiary of Rainbow Media Holdings, had a $500,000 revolving credit facility with a group of banks which was to mature on December 31, 2004. MSG had pledged substantially all of its assets as collateral under the credit facility. Loans under the MSG credit facility bore interest at either prime rate or a Eurodollar rate plus a margin based upon MSG's consolidated leverage ratio. At December 31, 2003, loans outstanding amounted to $110,000, and bore interest at a weighted average rate of 1.93%. In March 2004, borrowings under the credit facility were repaid in full and the credit facility was terminated with proceeds from a $146,000 equity contribution from its direct parent, Regional Programming Partners. The Company wrote off $1,187 of unamortized deferred financing costs in connection with the termination of the MSG credit facility in 2004.

(Dollars in thousands, except per share amounts)

Senior Notes and Debentures

The following table summarizes the Company's senior notes and debentures:

Issuer	Date Issued	Maturity Date	Rate	Face Amount	Carrying Amount at December 31, 2006	Carrying Amount at December 31, 2005
CSC Holdings [(a)]	December 1997	December 2007	7.875%	$ 500,000	$ 499,952	$ 499,896
Cablevision [(a)]	April 2004	April 2009	Floating	500,000	500,000	$ 500,000
Cablevision [(b)]	April 2004	April 2012	8.00%	1,000,000	1,000,000	1,000,000
CSC Holdings [(b) (d)]	April 2004	April 2012	6.75%	500,000	500,000	500,000
CSC Holdings [(a)]	July 1999	July 2009	8.125%	500,000	499,423	499,191
CSC Holdings [(a)]	July 1998	July 2008	7.25%	500,000	500,000	500,000
CSC Holdings [(a)]	July 1998	July 2018	7.625%	500,000	499,714	499,689
CSC Holdings [(a)]	February 1998	February 2018	7.875%	300,000	298,088	297,918
CSC Holdings [(a)]	August 1997	August 2009	8.125%	400,000	399,668	399,544
CSC Holdings [(a)]	March 2001	April 2011	7.625%	1,000,000	998,635	998,315
RNS [(c)]	August 2004	September 2012	8.75%	300,000	298,476	298,207
				$6,000,000	$5,993,956	$5,992,760

(a) These notes are not redeemable by the Company prior to maturity.

(b) The Company may redeem some or all of the notes at any time at a make-whole redemption price calculated by reference to market interest rates for comparable maturity treasury notes plus a spread.

(c) The senior notes are redeemable, in whole or in part, at a redemption price equal to 104.375% of face value at any time on or after September 1, 2008, 102.188% of face value on or after September 1, 2009, and 100% of face value on or after September 1, 2010. In addition, the Company may redeem up to 35% of the senior notes before September 1, 2007 at a redemption price of 108.75% of the principal amounts, with the net cash proceeds from specified equity offerings (as defined under the terms of the indentures) provided that at least 65% of the aggregate principal amount of the notes remains outstanding immediately subsequent to the redemption.

(d) These notes have not been exchanged as required by the purchase agreement under which the notes were sold and consequently, the interest rate has increased from 6.75% to 7.25% until the exchange is accomplished. Upon exchange, the interest rate would revert to 6.75%.

The indentures under which the senior notes and debentures were issued contain various covenants, which are generally less restrictive than those contained in the credit agreement of the issuer.

(Dollars in thousands, except per share amounts)

Senior Subordinated Notes and Debentures

The following table summarizes the Company's senior subordinated notes and debentures:

	Principal Amount	Carrying Amount at December 31, 2006	2005	Redemption (b) Date	Price
RNS 10-3/8% Senior Subordinated Notes due 2014, issued August 2004 (a)	$ 500,000	$497,011	$496,621	September 1, 2009 September 1, 2010 September 1, 2011 September 1, 2012	105.188% 103.458% 101.729% 100%
CSC Holdings 10-1/2% Senior Subordinated Debentures due 2016, issued May 1996 (d)	250,000	-	250,000		
CSC Holdings 9-7/8% Senior Subordinated Debentures due 2013, issued February 1993 (c)	200,000	-	-		
CSC Holdings 9-7/8% Senior Subordinated Debentures due 2023, issued April 1993 (c)	150,000	-	-		
	$1,100,000	$497,011	$746,621		

(a) These notes were discounted $3,915 upon original issuance. The Company may redeem up to 35% of the senior subordinated notes before September 1, 2007 at a redemption price of 110.375% of the principal amounts, with the net cash proceeds from specified equity offerings (as defined under the terms of the indenture) provided that at least 65% of the aggregate principal amount of the notes remains outstanding immediately subsequent to the redemption.

(b) The notes/debentures are redeemable, at the Company's option, in whole or in part, on the redemption dates listed at the respective percentage of the principal amount and one year after the last date above at 100% of the aggregate principal amount, in each case together with accrued interest to the redemption date.

(c) In May 2004, the Company redeemed these senior subordinated debentures. In connection with these redemptions, the Company recognized a loss of $14,325 representing primarily the redemption premiums paid.

(d) In June 2006, the Company redeemed these senior subordinated debentures at a redemption price of 105.25%. In connection with the redemption, the Company recognized a loss on extinguishment of debt of $13,125, representing the redemption premiums paid and wrote off the remaining deferred financing costs of $3,412.

The indentures under which the senior subordinated notes and debentures were issued contain various covenants, which are generally less restrictive than those contained in the credit agreement of the issuer.

Debt Covenant Compliance

CSC Holdings Credit Agreement:

On August 29, 2006, CSC Holdings advised the agent bank and the lenders under the new Restricted Group credit facility that due to the expected restatement of its financial statements resulting from the stock option review discussed in Note 18, it was unable to comply with its covenant to deliver financial information, due on that date, with respect to the periods ended June 30, 2005 and 2006. Under the new Restricted Group credit facility, the covenant noncompliance would become an event of default if the

(Dollars in thousands, except per share amounts)

noncompliance remained unremedied for 30 days after notice from the agent bank or any lender (other than a lender under the term B facility), or for 60 days after notice from the agent bank or term B lenders holding at least 25% of the term B facility.

On August 29, 2006, the lenders under the new Restricted Group credit facility, other than the term B lenders, agreed to waive until September 22, 2006 any default resulting from the covenant noncompliance under the new Restricted Group credit facility due to the expected restatement so notice of default could not be given by such a lender until September 25, 2006 at the earliest and the Restricted Group would have 30 days from the date of any such notice to cure the default. CSC Holdings delivered all required information under the new Restricted Group credit facility on September 21, 2006 and the information delivery covenant noncompliance was cured by that delivery.

The Restricted Group did not obtain a waiver of the default resulting from the covenant noncompliance from the lenders holding term B loans under the new Restricted Group credit facility and, on September 7, 2006, the bank serving as administrative agent under the new Restricted Group credit facility gave a notice of default to CSC Holdings with respect to such term B covenant noncompliance. As a result, the Restricted Group had 60 days (until November 6, 2006) to cure its noncompliance with the financial information covenant. CSC Holdings delivered all required information under the new Restricted Group credit facility on September 21, 2006 and the information delivery covenant noncompliance was cured by that delivery.

Cablevision and CSC Holdings Indentures:

As a result of not filing their Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 by September 8, 2006, Cablevision and CSC Holdings were not in compliance with the information delivery and filing requirements under the indentures relating to their notes and debentures. Such noncompliance would become an event of default as to any series of notes or debentures if Cablevision or CSC Holdings, as the case may be, received notice of such default from the trustee or the holders of at least 25% of the securities of that series and failed to cure the covenant noncompliance within 60 days after receipt of the notice. On September 12, 2006, Cablevision received a letter from an investment manager stating that it was acting for funds beneficially owning more than 25% of the outstanding securities of a series under one of Cablevision's indentures. The letter stated that it served as a notice of default under the applicable indenture and demanded that the covenant noncompliance be remedied. Assuming the letter constituted a valid notice of default from holders of at least 25% of the securities of the relevant series, Cablevision had 60 days (until November 11, 2006) to cure its noncompliance with the information delivery and filing covenant. Cablevision and CSC Holdings delivered all required information under the indentures on September 21, 2006, at which time the Company was in compliance with all of the covenants of its debt instruments.

Summary of Five Year Debt Maturities

Total amounts payable by the Company and its subsidiaries under its various debt obligations outstanding as of December 31, 2006, including collateralized indebtedness (see Note 10) and capital leases (including interest), during the five years subsequent to December 31, 2006, are as follows:

Years Ending December 31,	
2007	$ 724,834
2008	871,525
2009	2,381,991
2010	314,536
2011	1,489,536

(Dollars in thousands, except per share amounts)

NOTE 10. COLLATERALIZED INDEBTEDNESS AND DERIVATIVES

To manage interest rate risk, the Company has from time to time entered into interest rate swap contracts to adjust the proportion of total debt that is subject to variable and fixed interest rates. Such contracts fix the borrowing rates on floating rate debt to provide an economic hedge against the risk of rising rates and/or convert fixed rate borrowings to variable rates to provide an economic hedge against the risk of higher borrowing costs in a declining interest rate environment. At December 31, 2006 and 2005, the Company was a party to interest rate swap agreements to pay floating rates of interest with a total notional value of $450,000 and a fair value of $6,568, and $10,541, a net liability position, respectively. These agreements have not been designated as hedges for accounting purposes.

In addition, the Company has entered into prepaid interest rate swap agreements in connection with its monetization of certain of its stock holdings, discussed below. These contracts require the Company to pay a floating rate of interest in exchange for fixed rate interest payments, the net present value of which was paid to the Company at the contract's inception. As of December 31, 2006 and 2005, the total notional value of such contracts was $105,061 and $613,960, respectively and the fair values of such contracts were $10,340 and $26,881, a net liability position, respectively. These agreements have not been designated as hedges for accounting purposes.

In April 2006, CSC Holdings entered into several interest rate swap contracts in the notional amount of $3,700,000 to effectively fix borrowing rates on floating rate debt. As a result of these transactions, the interest rate paid on approximately 80% of the Company's debt is fixed. The table below summarizes certain terms of these interest rate swap contracts as of December 31, 2006:

Maturity Date	Notional Amount	Weighted Average Fixed Rate Paid by the Company	Weighted Average Effective Floating Rate Received by the Company as of December 31, 2006
April 2008	$ 500,000	5.24%	5.37%
April 2009	$ 600,000	5.25%	5.38%
June 2010	$2,600,000	5.34%	5.36%

As of December 31, 2006, the interest rate swap contracts noted above had a fair value and carrying value of $31,398, a net liability position, as reflected under derivative contracts in our consolidated balance sheet.

The changes in the fair value of the Company's swap agreements and the net realized gains (losses) as a result of net cash interest income (expense) for the years ended December 31, 2006, 2005 and 2004 aggregating $(39,360), $(16,497) and $(656), respectively, are reflected in gain (loss) on derivative contracts in the accompanying consolidated statements of operations.

The Company has also entered into various transactions to provide an economic hedge against equity price risk on certain of its stock holdings. The Company had monetized all of its stock holdings in Charter Communications, Inc., Adelphia Communications Corporation, AT&T, AT&T Wireless, Comcast Corporation, General Electric Company and Leapfrog Enterprises, Inc. through the execution of prepaid forward contracts, collateralized by an equivalent amount of the respective underlying stock. The contracts set a floor and cap on the Company's participation in the changes in the underlying stock prices and at maturity are expected to offset declines in the fair values of the underlying stock below the hedge price per share, while allowing the Company to retain upside appreciation from the hedge price per share to the cap price. At maturity, the contracts provide for the option to deliver cash or shares of AT&T,

(Dollars in thousands, except per share amounts)

Comcast, Charter Communications, Adelphia Communications, General Electric or Leapfrog stock (as the case may be) with a value determined by reference to the applicable stock price at maturity.

The Company received cash proceeds upon execution of the prepaid forward contracts discussed above which has been reflected as collateralized indebtedness in the accompanying consolidated balance sheets. In addition, the Company separately accounts for the equity derivative component of the prepaid forward contracts. These equity derivatives have not been designated as hedges for accounting purposes. Therefore, the fair values of the equity derivatives of $(82,009) and $296,017, at December 31, 2006 and 2005, respectively, have been reflected in the accompanying consolidated balance sheets as an asset (liability) and the net increases (decreases) in the fair value of the equity derivative component of the prepaid forward contracts of $(214,352), $135,677 and $(132,940), as of December 31, 2006, 2005 and 2004, respectively, are included in gain (loss) on derivative contracts in the accompanying consolidated statements of operations.

For the years ended December 31, 2006, 2005 and 2004, the Company recorded a gain (loss) on investments of $284,096, $(135,082) and $135,649 respectively, representing the net increases or decreases in the fair values of all investment securities pledged as collateral for the period.

2006 Settlements of Collateralized Indebtedness

The following table summarizes the settlement of the Company's collateralized indebtedness for the year ended December 31, 2006. The Company's collateralized indebtedness obligations relating to shares of Charter Communications, Inc. and AT&T Inc. common stock were settled by delivering the underlying securities and proceeds from the related equity derivative contracts. The Company's collateralized indebtedness obligations relating to Comcast Corporation and General Electric Company shares were settled by delivering the cash equal to the collateralized loan value, net of the value of the related equity derivative contracts. The cash was obtained from the proceeds of new monetization contracts covering an equivalent number of Comcast and General Electric shares, proceeds from a prepaid interest rate swap executed in conjunction with the equity derivative contract related to the Comcast shares and, in certain instances, cash from CSC Holdings. The terms of the new contracts allow the Company to retain upside participation in both Comcast and General Electric shares up to each respective contract's upside appreciation limit with downside exposure limited below the respective hedge price.

	Charter	AT&T	Comcast	General Electric	Total
Number of shares	5,586,687	3,449,785	7,159,206	12,742,033	
Collateralized indebtedness settled	$(125,907)	$(165,036)	$(266,224)	$(314,028)	$(871,195)
Prepaid forward contracts	119,177	63,974	31,385	(50,864)	163,672
Fair value of underlying securities delivered	6,730	101,062	-	-	107,792
Net cash payment	$ -	$ -	$(234,839)	$(364,892)	$(599,731)
Proceeds from new monetization contracts	$ -	$ -	$ 212,774	$ 382,261	$ 595,035
Proceeds from prepaid interest rate swap contract	-	-	6,496	-	6,496
	-	-	219,270	382,261	601,531
Net cash receipt (payment)	$ -	$ -	$ (15,569)	$ 17,369	$ 1,800

(Dollars in thousands, except per share amounts)

2005 Settlements of Collateralized Indebtedness

The following table summarizes the settlement of the Company's collateralized indebtedness for the year ended December 31, 2005. The Company's collateralized indebtedness obligations relating to AT&T Wireless, Charter, Adelphia and AT&T shares were settled by delivering the underlying securities and proceeds from the related equity derivative contracts. The Company's collateralized indebtedness obligations relating to Comcast shares were settled by delivering the cash equal to the market value of the Comcast shares and proceeds from the related equity derivative contracts. The cash was obtained from the proceeds of new monetization contracts covering an equivalent number of Comcast shares, and, in certain cases, proceeds from a prepaid interest rate swap executed in conjunction with the equity derivative contract. The terms of the new contracts are similar in all material respects to the contracts that had matured and allow the Company to retain upside participation in the Comcast shares up to the contract's upside appreciation limit with downside exposure limited below the hedge price.

	Adelphia	AT&T Wireless	Charter	AT&T	Comcast	Total
Number of shares	1,010,000	7,243,166	1,862,229	4,183,455	7,159,206	
Collateralized indebtedness	$(39,935)	$(116,544)	$(42,676)	$(165,036)	$(266,227)	$(630,418)
Prepaid forward contracts	39,834	8,897	39,678	79,502	43,604	211,515
Underlying securities	101	-	2,998	85,534	-	88,633
Restricted cash	-	108,647	-	-	-	108,647
Net cash receipt (payment)	$ -	$ 1,000	$ -	$ -	$(222,623)	$(221,623)
Proceeds from new monetization contracts	$ -	$ -	$ -	$ -	$ 209,973	$ 209,973
Proceeds from prepaid interest rate swap contract	-	-	-	-	6,462	6,462
	-	-	-	-	216,435	216,435
Net cash receipt (payment)	$ -	$ 1,000	$ -	$ -	$ (6,188)	$ (5,188)

At December 31, 2006, the Company had principal collateralized indebtedness obligations of $102,268 that mature during the next twelve months. The Company intends to settle such obligations by either delivering shares of the applicable stock and proceeds of the equity derivative contracts or delivering cash from the proceeds of new monetization transactions. In the event of an early termination of any of these contracts, the Company would be obligated to repay the fair value of the collateralized indebtedness less the sum of the fair values of the underlying stock and equity collar, calculated at the termination date. As of December 31, 2006, this settlement amount totaled $2,221.

In October 2004, the Company received $213,647 in cash in exchange for all 14.2 million shares it owned of AT&T Wireless common stock, representing the $15 share price paid in consideration of the merger between AT&T Wireless and Cingular Wireless LLC. The shares and resultant cash exchanged for such shares had previously been pledged in support of the repayment of the collateralized debt. As a result of that exchange, the Company's prepaid forward contracts relating to its shares of AT&T Wireless were terminated.. The termination provisions under the prepaid forward contracts required the Company to repay the fair value of the collateralized indebtedness less the sum of the fair value of the underlying stock and equity collars. The Company recognized a loss on the extinguishment of debt of $6,076

(Dollars in thousands, except per share amounts)

representing the difference between the fair value and the carrying value of the collateralized indebtedness. At December 31, 2004, the Company had settled certain collateralized indebtedness with a fair value of $124,100 by releasing to the counterparty cash proceeds from the related prepaid forward contract totaling $20,100 and the cash from the merger transaction of $105,000 both of which had been pledged in settlement of the debt. The Company received the net difference of $1,000 in cash upon settlement in February 2005.

In February 2003, Quadrangle Capital Partners LP ("Quadrangle"), a private investment firm, invested $75,000 in CSC Holdings, in the form of 10% Series A Exchangeable Participating Preferred Stock convertible into Cablevision NY Group Class A common stock. In connection with the issuance of the Series A Preferred Stock to Quadrangle Capital Partners LP, the Company entered into an agreement with Quadrangle which granted Quadrangle the right to require the Company to purchase the preferred stock ("put option") for cash or through the issuance of registered equity securities of the Company, at the Company's option. The exchange right and the put option were accounted for as a derivative. The change in the fair value of the exchange right and put option of $31,709 for the year ended December 31, 2004 has been reflected as a loss on derivative contracts in the accompanying consolidated statements of operations. In October 2003, Quadrangle exercised its put option to require CSC Holdings to purchase all of its Series A Exchangeable Participating Preferred Stock. The parties entered into an agreement that the put price was $150,328. The put price was paid in cash by CSC Holdings in August 2004.

NOTE 11. PREFERRED STOCK OF CSC HOLDINGS, INC.

In February 1996, CSC Holdings issued 6,500,000 depositary shares, representing 65,000 shares of 11-1/8% Series L Redeemable Exchangeable Preferred Stock (the "Series L Preferred Stock"), which were subsequently exchanged for Series M Redeemable Exchangeable Preferred Stock (the "Series M Preferred Stock") in August 1996 with terms identical to the Series L Preferred Stock. The depositary shares were exchangeable, in whole but not in part, at the option of CSC Holdings, for CSC Holdings' 11-1/8% Senior Subordinated Debentures due 2008. CSC Holdings was required to redeem the Series M Preferred Stock on April 1, 2008 at a redemption price equal to the liquidation preference of $10,000 per share plus accumulated and unpaid dividends. The Series M Preferred Stock was redeemable at various redemption prices beginning at 105.563% at any time on or after April 1, 2003, at the option of CSC Holdings, with accumulated and unpaid dividends thereon to the date of redemption. Before April 1, 2001, dividends could, at the option of CSC Holdings, be paid in cash or by issuing fully paid and nonassessable shares of Series M Preferred Stock with an aggregate liquidation preference equal to the amount of such dividends. On and after April 1, 2001, dividends were payable in cash. CSC Holdings paid cash dividends on the Series M Preferred Stock of $42,882 in 2004.

In September 1995, CSC Holdings issued 2,500,000 shares of its $.01 par value 11-3/4% Series H Redeemable Exchangeable Preferred Stock (the "Series H Preferred Stock") with an aggregate liquidation preference of $100 per share. CSC Holdings was required to redeem the Series H Preferred Stock on October 1, 2007 at a redemption price per share equal to the liquidation preference of $100 per share, plus accrued and unpaid dividends thereon. The Series H Preferred Stock was redeemable at various redemption prices beginning at 105.875% at any time on or after October 1, 2002, at the option of CSC Holdings, with accumulated and unpaid dividends thereon to the date of redemption. Before October 1, 2000, dividends could, at the option of CSC Holdings, be paid in cash or by issuing fully paid and nonassessable shares of Series H Preferred Stock with an aggregate liquidation preference equal to the amount of such dividends. On and after October 1, 2000, dividends were payable in cash. The terms of the Series H Preferred Stock permitted CSC Holdings, at its option, to exchange the Series H Preferred Stock for CSC Holdings' 11-3/4% Senior Subordinated Debentures due 2007 in an aggregate principal amount equal to the aggregate liquidation preference of the shares of Series H Preferred Stock. CSC Holdings paid cash dividends on the Series H Preferred Stock of $17,712 in 2004.

(Dollars in thousands, except per share amounts)

In May 2004, CSC Holdings redeemed all of its Series H Preferred Stock and its Series M Preferred Stock. In connection with the redemptions, the Company recognized a loss of $58,170 representing the redemption premiums paid. In addition, the Company wrote off $5,080 of unamortized deferred financing costs in connection with these redemptions.

NOTE 12. INCOME TAXES

The Company files a consolidated federal income tax return with its 80% or more owned subsidiaries.

Income tax expense (benefit) attributable to continuing operations consists of the following components:

	Years Ended December 31,		
	2006	2005	2004
Current expense:			
Federal	$ -	$ -	$ 93
State	9,546	9,493	6,669
	9,546	9,493	6,762
Deferred benefit:			
Federal	(79,510)	(58,282)	(85,001)
State	(64,253)	(26,902)	(123,158)
	(143,763)	(85,184)	(208,159)
Income tax benefit	$(134,217)	$(75,691)	$(201,397)

The income tax benefit attributable to continuing operations for 2005 and 2004 excludes deferred federal and state tax benefits of $1,256 and $3,388, respectively, resulting from the exercise of stock options, which were credited directly to paid-in capital. No income tax benefit has been recognized as an increase to paid in capital with regard to excess tax benefits occurring during the year ended December 31, 2006.

The income tax expense attributable to discontinued operations was classified as deferred income tax expense for all periods presented (see Note 6).

The income tax expense (benefit) attributable to continuing operations differs from the amount derived by applying the statutory federal rate to pretax income principally due to the effect of the following items:

	Years Ended December 31,		
	2006	2005	2004
Federal tax benefit at statutory federal rate	$ (93,543)	$(71,128)	$(240,601)
State income taxes, net of federal benefit	(24,315)	(12,211)	(25,692)
Changes in the valuation allowance	(10,404)	6,459	14,036
State rate change, net of federal benefit	1,706	(6,701)	(21,615)
Nondeductible expense relating to Series A Preferred Stock	-	-	11,098
Nondeductible preferred stock dividends	-	-	21,208
Nondeductible redemption premium on Series H and Series M Preferred Stock	-	-	20,360
Reduction of a tax contingency liability	(16,356)	-	-
Favorable settlement of an issue with a taxing authority	(5,013)	-	-
Nondeductible officers' compensation	4,443	6,226	8,303
Other nondeductible expenses	6,768	10,637	4,776
Other	2,497	(8,973)	6,730
Income tax benefit	$(134,217)	$(75,691)	$(201,397)

(Dollars in thousands, except per share amounts)

At December 31, 2006, the Company had consolidated federal tax net operating loss carry forwards ("NOLs") of $2,830,369 expiring on various dates through 2026. The Company has recorded a deferred tax asset for such NOLs.

The Company's NOLs expire as follows:

2008	$ 19,933
2009	137,011
2010	142,821
2011	151,008
2012	72,442
2018	101,547
2019	497,669
2020	110,970
2021	362,821
2022	231,138
2023	347,362
2024	591,350
2026	64,297
	$2,830,369

During 2006, the tax deduction resulting from the exercise and issuance of certain share-based awards exceeded the aggregate compensation expense for such awards by $18,387. This 'windfall' deduction results in an excess tax benefit that must be analyzed to determine whether it has been realized. As described in Note 16, the Company uses the 'with-and-without' approach to determine whether an excess tax benefit has been realized. Given the Company's NOL position, no income tax benefit has been recognized for such excess tax benefit. Accordingly, the NOLs above exclude $18,387 of windfall tax deductions occurring in 2006.

(Dollars in thousands, except per share amounts)

The tax effects of temporary differences which give rise to significant portions of deferred tax assets or liabilities and the corresponding valuation allowance at December 31, 2006 and 2005 are as follows:

	December 31, 2006	December 31, 2005
Deferred Tax Asset (Liability)		
Current		
Benefits of tax loss carry forwards	$ 67,418	$ 137,034
Compensation and benefit plans	62,201	7,598
Allowance for doubtful accounts	4,416	3,878
Reserve for restructuring	1,723	3,833
Investments	14,694	-
Other assets	-	1,671
Other liabilities	37,368	71,680
Deferred tax asset	187,820	225,694
Valuation allowance	(3,788)	(6,518)
Net deferred tax asset, current	184,032	219,176
Investments	-	(208,388)
Deferred tax liability, current	-	(208,388)
Net deferred tax asset, current	184,032	10,788
Noncurrent		
Benefits of tax loss carry forwards	1,103,588	1,124,720
Compensation and benefit plans	87,992	78,058
Other	32,895	8,472
Deferred tax asset	1,224,475	1,211,250
Valuation allowance	(24,700)	(35,012)
Net deferred tax asset, noncurrent	1,199,775	1,176,238
Fixed assets and intangibles	(461,372)	(517,201)
Investments	(221,902)	(73,718)
Partnership investments	(573,744)	(556,872)
Other assets	(16,481)	(2,785)
Deferred tax liability, noncurrent	(1,273,499)	(1,150,576)
Net deferred tax asset (liability), noncurrent	(73,724)	25,662
Total net deferred tax asset	$ 110,308	$ 36,450

In general, deferred tax assets and liabilities are classified as either current or noncurrent based on the balance sheet classification of the underlying asset or liability. Current deferred tax assets and liabilities are netted and presented as either a current deferred tax asset or a current deferred tax liability. As of December 31, 2005, the current net deferred tax asset of $10,788 included a deferred tax liability of $208,388 relating to investments, which was primarily comprised of a deferred tax liability of $253,555 relating to investment securities pledged as collateral and derivative contracts offset by a deferred tax asset of $44,733 relating to an unrealized loss on an investment in Adelphia stock, which was realized in December 2006. Due primarily to the classifications of current and noncurrent investment securities pledged as collateral and derivative contracts, a deferred tax asset of $14,694 corresponding to these items has been included in current deferred tax assets as of December 31, 2006.

Deferred tax assets have resulted primarily from the Company's future deductible temporary differences and NOLs. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company's ability to realize its deferred tax assets depends upon the generation of sufficient future taxable income and tax planning strategies to allow for the utilization of its NOLs and deductible temporary differences.

(Dollars in thousands, except per share amounts)

If such estimates and related assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets, resulting in additional income tax expense in the Company's consolidated statement of operations. Management evaluates the realizability of the deferred tax assets and the need for additional valuation allowances quarterly. At this time, based on current facts and circumstances, management believes that it is more likely than not that the Company will realize benefit for its gross deferred tax assets, except those deferred tax assets against which a valuation allowance has been recorded which relate to certain state net operating loss carry forwards. In 2006, the Company recorded a decrease in the valuation allowance of $10,404 relating to certain state net operating loss carry forwards. In 2005 and 2004, the Company recorded increases in the valuation allowance of $6,459 and $14,036, respectively, relating to certain state net operating loss carry forwards. During 2006 and 2005, certain state net operating loss carry forwards expired prior to utilization. The deferred tax asset corresponding to the expired net operating loss carry forwards had been previously fully offset by a valuation allowance. The deferred tax asset and valuation allowance were both reduced by $2,638 and $6,953 in 2006 and 2005, respectively.

At times, the Company takes certain positions on its tax returns that may be challenged by various taxing authorities. These tax positions arise in connection with certain transactions or operations. Although the Company believes it has support for its tax positions, it has recorded a liability for its best estimate of the probable loss on such positions. Management does not believe that the resolution of these matters will have a material adverse impact on the financial position of the Company.

The Company is currently being audited by the state of Ohio for the tax year ended December 31, 2000. The primary audit issue is the amount of gain that should be subject to tax in Ohio pursuant to the 2000 sale of certain cable television systems. Ohio has asserted that more of the gain should be taxed in Ohio. Ohio has issued a proposed assessment of additional tax due of approximately $55,000 plus interest of approximately $12,000. As of December 31, 2006, the Company has recorded a liability with respect to such matter of approximately $11,000, including interest, which represents management's current estimate of the additional amount that may be owed.

NOTE 13. OPERATING LEASES

The Company leases certain office, production, transmission, theater and event facilities under terms of leases expiring at various dates through 2027. The leases generally provide for fixed annual rentals plus certain real estate taxes and other costs. Rent expense for the years ended December 31, 2006, 2005 and 2004 amounted to $82,342, $79,590 and $76,300, respectively.

In addition, the Company rents space on utility poles for its operations. The Company's pole rental agreements are for varying terms, and management anticipates renewals as they expire. Pole rental expense for the years ended December 31, 2006, 2005 and 2004 amounted to $13,777, $12,325 and $13,607, respectively.

Madison Square Garden operates Radio City Music Hall under a long-term lease. Under the terms of the lease agreement, Madison Square Garden is required to meet certain net worth, cash flow, and building utilization requirements. In the event Madison Square Garden were to fail to meet the lease requirements and was unable to remedy such defaults, the landlord could have the option of terminating the lease.

(Dollars in thousands, except per share amounts)

The minimum future annual payments for all operating leases for continuing operations (with initial or remaining terms in excess of one year) during the next five years, including pole rentals from January 1, 2007 through December 31, 2011, and thereafter, at rates now in force are as follows:

2007	$ 91,214
2008	96,484
2009	92,753
2010	87,976
2011	82,746
Thereafter	508,855

NOTE 14. AFFILIATE AND RELATED PARTY TRANSACTIONS

Equity Method Investments

The following table reflects the Company's ownership percentages and balances of equity method investments as of December 31, 2006 and 2005:

	Ownership Percentages		Investment Balances	
	December 31,			
	2006	2005	2006	2005
Fox Sports Net New England	50.0%	50.0%	$47,656	$39,463
Other	22.2%	N/A	2,294	-
Net investment in affiliates			$49,950	$39,463

The Company's share of the net income (loss) of these affiliates for the years ended December 31, 2006, 2005 and 2004 is as follows:

	Years Ended December 31,		
	2006	2005	2004
Fox Sports Net New England	$6,698	$ 6,645	$ 6,194
National Sports Partners (a)	-	(3,379)	(19,731)
National Advertising Partners (a)	-	(47)	1,992
PVI Virtual Media Services LLC (b)	-	-	(1,668)
New York Metro, LLC	-	-	216
	$6,698	$ 3,219	$(12,997)

(a) See Note 3 for a discussion of the Regional Programming Partners restructuring in 2005 which eliminated our ownership interest in these entities.
(b) PVI Virtual Media Services LLC was consolidated in the second quarter of 2004, pursuant to FIN No. 46R and the ownership interest not owned by the Company was purchased in 2005.

The following table includes certain unaudited financial information for Fox Sports Net New England:

	December 31,	
	2006	2005
	(unaudited)	
Total assets	$85,861	$67,391
Total liabilities*	13,502	12,049

* Includes amounts due to the Company from affiliates referred to below.

(Dollars in thousands, except per share amounts)

Amounts due to these affiliates at December 31, 2006 and 2005 aggregated $477 and $1,428, respectively.

The Company provides certain transmission and production services to certain of these affiliates. For the years ended December 31, 2006, 2005 and 2004, $1,358, $1,608 and $1,502, respectively, of revenues were earned from services provided to these entities. Costs incurred by the Company for programming, entertainment and advertising services provided by these affiliates and included in operating expenses for the years ended December 31, 2006, 2005 and 2004 amounted to $342, $3,509 and $16,186, respectively.

Other Affiliates and Related Parties

During 2006, 2005 and 2004, the Company provided services to or incurred costs on behalf of other affiliates. These costs are reimbursed to the Company. Aggregate amounts due from and due to these affiliates at December 31, 2006 and 2005 are summarized below:

	December 31,	
	2006	2005
Advances to affiliates	$153	$70
Accounts payable to affiliates	94	39

In February 2005, the Company signed a letter of intent under which VOOM HD, LLC, a private company formed by two of the Company's Class B shareholders, Charles F. Dolan and Thomas C. Dolan, had planned to acquire from the Company the business, assets and liabilities of the Company's Rainbow DBS satellite business not included in the agreement with EchoStar (see Note 3). The letter of intent between the Company and VOOM HD, LLC expired on February 28, 2005 without a definitive agreement being reached.

Following the expiration of the letter of intent, the Company began shutting down the Rainbow DBS satellite distribution operations. In March 2005, the Company entered into an agreement with Charles F. Dolan and Thomas C. Dolan ("March 2005 Agreement") pursuant to which the parties agreed to work cooperatively to finalize the separation of Rainbow DBS from the Company. The Company agreed that no new shutdown activities would be undertaken at Rainbow DBS during the term of the agreement. In accordance with the March 2005 Agreement, Charles F. Dolan deposited $15,000 with the Company to fund any expenditures above those contemplated in the shutdown budget, net of March 2005 revenue earned. This agreement terminated on March 31, 2005 and, in accordance with its terms, the distribution business of Rainbow DBS was shutdown effective April 30, 2005 and the Board of Directors confirmed such shutdown decision at a meeting on April 7, 2005.

Cash deposited by Charles F. Dolan under the March 2005 Agreement that was not used to fund costs or segregated to pay costs associated with new commitments or other agreements of $8,663 was returned to him prior to December 31, 2005. Cash of $6,337 deposited by Charles F. Dolan which was used to fund the incremental costs less March 2005 revenue earned related to the Rainbow DBS satellite distribution business, net of the related discounted income tax benefit to the Company, has been recorded as a deemed net equity contribution.

Fox Sports Net Ohio and Cleveland Indians Baseball Club Limited Partnership (the "Indians") are parties to a multi-year rights agreement under which Fox Sports Net Ohio pays license fees to the Indians in exchange for telecast rights to substantially all regular season Indians games. As a result of the restructuring of Regional Programming Partners in April 2005, the Company no longer owns interests in Fox Sports Net Ohio. The Indians are owned by (i) Lawrence Dolan, a brother of Charles F. Dolan, the Company's Chairman, (ii) a trust, the beneficiaries of which are Lawrence Dolan and certain descendants

(Dollars in thousands, except per share amounts)

of Lawrence Dolan, and (iii) certain other trusts, the beneficiaries of which are certain descendants of Charles F. Dolan, including James L. Dolan, the Company's Chief Executive Officer, and Marianne Dolan Weber and Patrick F. Dolan, officers of the Company and brothers of James L. Dolan and a trust whose discretionary beneficiaries include Brian Sweeney, son-in-law of Charles F. Dolan, brother-in-law of James L. Dolan, and a director. Management control of the Indians is held by Lawrence Dolan.

NOTE 15. BENEFIT PLANS

Adoption of Statement No. 158

Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of Statement No. 158 which requires employers to recognize in their balance sheets the overfunded or underfunded status of defined benefit postretirement plans, measured as the difference between the fair value of plan assets and the benefit obligation (the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for other postretirement plans). Employers must recognize the change in the funded status of the plan in the year in which the change occurs through accumulated other comprehensive income. Statement No. 158 also requires plan assets and obligations to be measured as of the employers' balance sheet date. The measurement provision of Statement No. 158 will be effective on January 1, 2009 for the Company with early application encouraged. This will not have an impact to the Company as its current measurement date is December 31.

Prior to the adoption of the recognition provisions of Statement No. 158, the Company accounted for its defined benefit postretirement plans under Statement No. 87 and SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("Statement No. 106"). Statement No. 87 required that a liability (additional minimum pension liability or "AML") be recorded when the accumulated benefit obligation ("ABO") liability exceeded the fair value of plan assets. Any adjustment was recorded as a non-cash charge to accumulated other comprehensive income in shareholders' equity (deficit). Statement No. 106 required that the liability recorded should represent the actuarial present value of all future benefits attributable to an employee's service rendered to date. Under both Statement No. 87 and Statement No. 106, changes in the funded status were not immediately recognized, rather they were deferred and recognized ratably over future periods. Upon adoption of the recognition provisions of Statement No. 158, the Company recognized the amounts of prior changes in the funded status of its postretirement benefit plans through accumulated other comprehensive loss. As a result, the Company recognized the following adjustments in individual line items of its consolidated balance sheet as of December 31, 2006:

	Prior to AML and Statement No. 158 Adjustments	Pretax 2006 AML Adjustment	Pretax Effect of Adopting Statement No. 158	Post AML and Statement No. 158 Adjustments
Accrued employee related costs	$69,389	$ -	$(69,389)	$ -
Defined benefit obligations	-	2,516	81,092	83,608
Accumulated other comprehensive loss	(6,028)	(2,516)	(11,703)	(20,247)

Income tax benefits associated with the effect of adopting Statement No. 158 and the 2006 AML adjustment amounted to $4,799 and $1,032, respectively.

The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost (credit) during the next fiscal year are as follows:

	Total
Prior service cost recognition	$(108)
Actuarial loss	187
Transition asset recognition	(3)
Total	$ 76

The adoption of Statement No. 158 had no effect on the Company's consolidated statement of operations for the year ended December 31, 2006, or for any prior period presented and does not have a material impact to any of the Company's debt covenants under its various credit agreements.

Plan Descriptions

Qualified and Non-qualified Defined Benefit Plans

Cablevision Retirement Plans (collectively, the "Cablevision Qualified and Non-qualified Defined Benefit Plans)

The Company sponsors a non-contributory qualified defined benefit Cash Balance Retirement Plan (the "Retirement Plan") for the benefit of non-union employees other than those of the theater business. Under the Retirement Plan, the Company credits a certain percentage of eligible base pay into an account established for each participant which is credited with a market based rate of return annually.

The Company also maintains an unfunded non-contributory non-qualified defined benefit excess cash balance plan covering certain Company employees who participate in the Retirement Plan and an unfunded supplemental defined benefit plan (the "CSC Supplemental Benefit Plan") for the benefit of certain officers and employees of the Company. As part of the CSC Supplemental Benefit Plan, the Company established a nonqualified defined benefit pension plan, which provides that, upon attaining normal retirement age, a participant will receive a benefit equal to a specified percentage of the participant's average compensation, as defined. All participants are 100% vested in the CSC Supplemental Benefit Plan.

Madison Square Garden Retirement Plans (collectively, the "Madison Square Garden Qualified and Non-qualified Defined Benefit Plans)

Madison Square Garden sponsors a non-contributory qualified defined benefit pension plan ("MSG Plan") covering its non-union employees hired prior to January 1, 2001. Benefits payable to retirees under this plan are based upon years of service and participants' compensation.

Madison Square Garden also maintains an unfunded, non-qualified defined benefit pension plan for the benefit of certain employees of Madison Square Garden who participate in the underlying qualified plan. This plan provides that, upon retirement, a participant will receive a benefit based on a formula which reflects the participant's compensation. In addition, Madison Square Garden sponsors two non-contributory qualified defined benefit pension plans covering certain of its union employees ("MSG Union Plans"). Benefits payable to retirees under these plans are based upon years of service and, for one plan, participants' compensation, and are funded through trusts established under the plans.

(Dollars in thousands, except per share amounts)

Other Postretirement Benefit Plan

Madison Square Garden sponsors a contributory welfare plan ("Madison Square Garden Postretirement Benefit Plan") which provides certain postretirement health care benefits to certain of its employees hired prior to January 1, 2001 and their dependents.

Defined Contribution Benefit Plans

The Company also maintains the Cablevision CHOICE 401(k) savings plan, a contributory qualified defined contribution plan for the benefit of non-union employees of the Company. The Company also has five additional 401(k) plans covering various union employees, as well as employees of certain businesses. Employees can contribute a percentage of eligible annual compensation and the Company will make a matching cash contribution or discretionary contribution, as defined in the respective plan. In addition, the Company maintains an unfunded non-qualified excess savings plan that the Company provides a matching contribution to similar to the Cablevision CHOICE 401(k) plan. The cost associated with these plans was $16,909, $13,554 and $13,255 for the years ended December 31, 2006, 2005 and 2004, respectively.

Multi-employer Plans

Madison Square Garden also contributes to various multiemployer pension plans. Contributions made to these multiemployer plans for the years ended December 31, 2006, 2005 and 2004 amounted to $6,966, $5,846 and $5,516, respectively.

(Dollars in thousands, except per share amounts)

Plan Results for Defined Benefit Plans

Summarized below is the funded status and the amounts recorded on the Company's consolidated balance sheets for all of the Company's qualified and non-qualified defined benefit pension and other postretirement benefit plans at December 31, 2006 and 2005:

	Cablevision Qualified and Non-qualified Defined Benefit Plans		Madison Square Garden Qualified and Non-qualified Defined Benefit Plans		Madison Square Garden Postretirement Benefit Plan	
	2006	2005	2006	2005	2006	2005
Change in benefit obligation:						
Benefit obligation at beginning of year	$142,922	$117,668	$ 93,670	$ 77,921	$ 7,494	$ 6,237
Service cost	29,378	26,593	4,988	4,205	399	415
Interest cost	8,212	6,727	5,441	4,508	361	361
Actuarial loss (gain)	3,776	682	(2,718)	8,538	(1,086)	710
Benefits paid	(6,632)	(8,748)	(1,572)	(1,502)	(261)	(229)
Benefit obligation at end of year	177,656	142,922	99,809	93,670	6,907	7,494
Change in plan assets:						
Fair value of plan assets at beginning of year	116,604	92,002	45,198	36,905	-	-
Actual return on plan assets	10,737	6,758	5,091	1,236	-	-
Employer contributions	25,511	26,592	5,827	8,559	-	-
Benefits paid	(6,632)	(8,748)	(1,572)	(1,502)	-	-
Fair value of plan assets at end of year	146,220	116,604	54,544	45,198	-	-
Unfunded status at end of year	(31,436)	(26,318)	(45,265)	(48,472)	(6,907)	(7,494)
Unrecognized actuarial loss	-	4,801	-	17,557	-	1,662
Unrecognized prior service cost (credit)	-	-	-	284	-	(1,315)
Unrecognized transition asset	-	-	-	(7)	-	-
Net amount recognized	$(31,436)	$(21,517)	$(45,265)	$(30,638)	$(6,907)	$(7,147)

The accumulated benefit obligations for the Cablevision Qualified and Non-qualified Defined Benefit Plans and Madison Square Garden Qualified and Non-qualified Defined Benefit Plans aggregated $252,952 and $215,189 for the years ended December 31, 2006 and 2005, respectively.

The Company's net unfunded liability relating to its defined benefit and other postretirement benefit plans at December 31, 2006 is as follows:

Cablevision Qualified and Non-qualified Defined Benefit Plans	$(31,436)
Madison Square Garden Qualified and Non-qualified Defined Benefit Plans	(45,265)
Madison Square Garden Postretirement Benefit Plan	(6,907)
	(83,608)
Less: Current portion	1,091
Long-term defined benefit plan and other postretirement plan obligations	$(82,517)

(Dollars in thousands, except per share amounts)

Components of the net periodic pension cost, recorded primarily in selling, general and administrative expenses, for the Company's qualified and non-qualified defined benefit and other postretirement plans for the years ended December 31, 2006, 2005 and 2004, are as follows:

	Cablevision Qualified and Non-qualified Defined Benefit Plans			Madison Square Garden Qualified and Non-qualified Defined Benefit Plans			Madison Square Garden Postretirement Benefit Plan		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Service cost	$29,378	$26,593	$26,459	$ 4,988	$ 4,205	$ 4,231	$ 399	$ 415	$ 395
Interest cost	8,212	6,727	5,950	5,441	4,508	4,176	361	361	337
Amortization of prior service cost	-	-	-	-	-	-	-	-	-
Expected return on plan assets	(9,882)	(8,046)	(6,667)	(3,686)	(3,032)	(2,561)	-	-	-
Recognized prior service cost (credit)	11	62	62	25	29	40	(133)	(156)	(222)
Recognized actuarial (gain) loss	-	93	-	627	117	212	(4)	17	35
Recognized transition (asset) obligation	-	-	-	(3)	(3)	(4)	-	-	-
Net periodic benefit cost	$27,719	$25,429	$25,804	$ 7,392	$ 5,824	$ 6,094	$ 623	$ 637	$ 545

Plan Assumptions for Defined Benefit Plans

Weighted-average assumptions used to determine net periodic cost and benefit obligations for the Cablevision Qualified and Non-qualified Defined Benefit Plans are as follows:

	Weighted-Average Assumptions				
	Net Periodic Benefit Cost for the Years Ended December 31,			Benefit Obligations at December 31,	
	2006	2005	2004	2006	2005
Discount rate	5.80%	6.05%	6.30%	5.80%	5.80%
Rate of increase in future compensation levels	4.15%	4.12%	4.12%	4.40%	4.15%
Rate of return on plan assets (qualified plans only)	8.00%	8.00%	8.00%	N/A	N/A

(Dollars in thousands, except per share amounts)

Weighted-average assumptions used to determine net periodic benefit cost and benefit obligations for the Madison Square Garden Qualified and Non-qualified Defined Benefit Plans are as follows:

	Weighted-Average Assumptions				
	Net Periodic Benefit Cost for the Years Ended December 31,			Benefit Obligations at December 31,	
	2006	2005	2004	2006	2005
Discount rate	5.75%	6.00%	6.25%	6.14%	5.75%
Rate of increase in future compensation levels	4.00%	3.16%	3.17%	4.39%	4.00%
Rate of return on plan assets (qualified plans only)	8.00%	8.00%	8.00%	N/A	N/A

Prior to 2005, the discount rate used by the Company was based upon published yields for high quality fixed income investments from Moody's and Merrill Lynch. In 2006 and 2005, the discount rate was determined (based on the expected duration of the benefit payments for the pension plan) by referring to applicable bond yields (such as Moody's Aaa Corporate Bonds) and the Buck Consultants' Discount Rate Model (which is developed by examining the yields on selected highly rated corporate bonds), to select a rate at which the Company believed the pension benefits could be effectively settled. The Company's expected long-term return on plan assets is based on a periodic review and modeling of the plan's asset allocation structure over a long-term horizon. Expectations of returns for each asset class are the most important of the assumptions used in the review and modeling and are based on comprehensive reviews of historical data and economic/financial market theory. The expected long-term rate of return was selected from within the reasonable range of rates determined by (a) historical real returns, net of inflation, for the asset classes covered by the investment policy, and (b) projections of inflation over the long-term period during which benefits are payable to plan participants.

Weighted-average assumptions used to determine net periodic benefit cost and benefit obligations for the Madison Square Garden Postretirement Plan are as follows:

	Weighted-Average Assumptions				
	Net Periodic Benefit Cost for the Years Ended December 31,			Benefit Obligations at December 31,	
	2006	2005	2004	2006	2005
Discount rate	5.75%	6.00%	6.25%	6.05%	5.75%
Health care trend rate assumed for next year	9.00%	8.00%	9.00%	9.00%	9.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2012	2009	2009	2013	2012

(Dollars in thousands, except per share amounts)

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	Increase (Decrease) in net Periodic Benefit Cost for the Years Ended December 31,			Increase (Decrease) in Benefit Obligations at December 31,	
	2006	2005	2004	2006	2005
One percentage point increase	$ 129	$ 137	$ 131	$1,001	$1,148
One percentage point decrease	$(107)	$(114)	$(110)	$ (840)	$ (958)

Plan Assets and Investment Policy

The weighted average asset allocation of Cablevision's qualified plan at December 31, 2006 and 2005 was as follows:

	Plan Assets at December 31,	
	2006	2005
Asset Category:		
Equity securities	57%	57%
Fixed income securities	34	34
Other	9	9
	100%	100%

The weighted average asset allocation of the MSG's qualified plans at December 31, 2006 and 2005 was as follows:

	Plan Assets at December 31,	
	2006	2005
Asset Category:		
Equity securities	62%	61%
Fixed income securities	29	32
Other	9	7
	100%	100%

Generally, the plans' investment objectives are to invest in portfolios that would obtain a market rate of return throughout economic cycles, commensurate with the investment risk and cash flow needs of the plans. This requires the plans to subject a portion of their assets to increased risk to generate a greater rate of return. The investments in each portfolio are readily marketable and can be sold to fund benefit payment obligations of the plans as they become payable.

Benefit Payments and Contributions for Defined Benefit Plans

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid relating to Cablevision's Qualified and Non-qualified Defined Benefit Plans:

2007	$ 16,033
2008	22,066
2009	28,888
2010	25,435
2011	27,098
2012-2016	152,266

(Dollars in thousands, except per share amounts)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid relating to the Madison Square Garden Qualified and Non-qualified Defined Benefit Plans:

2007	$ 2,088
2008	2,376
2009	2,767
2010	2,930
2011	3,063
2012-2016	19,822

Of the amounts expected to be paid in 2007, the Company has recorded $1,091 as a current liability in its consolidated balance sheet at December 31, 2006, since this amount represents the aggregate benefit payment obligation payable in the next twelve months that exceeds the fair value of aggregate plan assets at December 31, 2006.

The Company makes contributions to the Retirement Plan, the MSG Plan and MSG Union Plans, which are all qualified defined benefit plans. The Company currently expects to contribute approximately $24,000 to the Retirement Plan and contribute to the MSG Plan and MSG Union Plans in 2007 approximately $4,800 and $320, respectively.

NOTE 16. EQUITY AND LONG-TERM INCENTIVE PLANS

Equity Plans

In April 2006, the Company's Board of Directors approved the Cablevision Systems Corporation 2006 Employee Stock Plan and the Cablevision Systems Corporation 2006 Stock Plan for Non-Employee Directors, which was approved by the Company's stockholders at its annual stockholders meeting on May 18, 2006.

Under the 2006 Employee Stock Plan, the Company is authorized to grant incentive stock options, nonqualified stock options, restricted shares, restricted stock units, stock appreciation rights and other equity-based awards. The Company may grant awards for up to 23,000,000 shares of Cablevision NY Group Class A common stock (subject to certain adjustments). Options and stock appreciation rights under the 2006 Employee Stock Plan must be granted with an exercise price of not less than the fair market value of a share of Cablevision NY Group Class A common stock on the date of grant and must expire no later than 10 years from the date of grant (or up to one additional year in the case of the death of a holder). The terms and conditions of awards granted under the 2006 Employee Stock Plan, including vesting and exercisability, will be determined by the compensation committee of the Board of Directors and may be based upon performance criteria. In 2006, subsequent to stockholder approval, the Company granted options to purchase 1,411,600 shares of the Company's common stock, which will vest over three years in 33-1/3% annual increments and will expire 10 years from the grant date (or up to one additional year in the case of the death of a holder). In addition, in 2006, subsequent to stockholder approval, the Company granted 1,805,242 restricted shares to employees, which are subject to three year cliff vesting from the date of grant.

Under the 2006 Stock Plan for Non-Employee Directors, the Company is authorized to grant nonqualified stock options, restricted stock units and other equity-based awards. The Company may grant awards for up to 1,000,000 shares of Cablevision NY Group Class A common stock (subject to certain adjustments). Options under this plan must be granted with an exercise price of not less than the fair market value of a share of Cablevision NY Group Class A common stock on the date of grant and must expire no later than 10 years from the date of grant (or up to one additional year in the case of the death of a holder). The terms and conditions of awards granted under the 2006 Stock Plan for Non-Employee Directors,

(Dollars in thousands, except per share amounts)

including vesting and exercisability, will be determined by the compensation committee. Unless otherwise provided in an applicable award agreement, options granted under this plan will be fully vested and exercisable, and restricted stock units granted under this plan will be fully vested, upon the date of grant. Until otherwise determined by the compensation committee, on the date of each annual meeting of the Company's stockholders, each non-employee director will receive restricted stock units with a fair market value of $40,000 and a grant of 4,000 options on such date. In 2006, on the date of the annual meeting of the Company's stockholders, subsequent to stockholder approval, the Company granted its non-employee directors options to purchase an aggregate of 40,000 shares of the Company's common stock which vested on the date of grant and an aggregate of 20,110 restricted stock units which also vested on the date of grant.

Previously, the Company had an employee stock plan ("1996 Employee Stock Plan") under which it was authorized to grant incentive stock options, nonqualified stock options, restricted shares, restricted stock units, stock appreciation rights, and bonus awards and a non-employee director stock plan ("1996 Non-Employee Director Stock Plan") under which it was authorized to grant options and restricted stock units. The 1996 Employee Stock Plan expired in February 2006 and the 1996 Non-Employee Director Stock Plan expired in May 2006. These plans provided that the exercise price of stock options and stock appreciation rights could not be less than the fair market value per share of Cablevision NY Group Class A common stock on the date the option was granted and the options expired no later than 10 years from the date of grant (or up to one additional year in the case of the death of a holder of nonqualified options). As discussed in Note 18, a review has determined that during the 1997-2002 period there were a number of instances in which stock options and stock appreciation rights were issued with exercise prices that were lower, and in some cases substantially lower, than the fair market value per share of the Company's common stock on the actual date of grant.

Stock appreciation rights provide for the employee to receive a cash payment in an amount equal to the difference between the fair market value of the stock as of the date the right is exercised, and the exercise price. Options and stock appreciation rights typically vest over three years in 33-1/3% annual increments and expire 10 years from the grant date. Restricted shares are typically subject to three or four year cliff vesting. Performance based options issued under the plans are typically subject to approximately two year or three year cliff vesting, with exercisability subject to performance criteria. Performance based options expire 10 years from the date of grant (or up to one additional year in the case of the death of the holder). Options and restricted stock units issued to non-employee directors fully vest on the date of grant.

As a result of the special dividend (see Note 1), options or stock appreciation rights issued under the 1996 Employee Stock Plan and the 1996 Non-Employee Director Stock Plan that were not vested on or prior to December 31, 2004 were adjusted to reduce their per share exercise price by the $10.00 amount of the special dividend. The per share exercise price of options or stock appreciation rights that were vested on or prior to December 31, 2004 were not adjusted and the holder will receive the $10.00 special dividend amount upon exercise of the option or right. Holders of restricted shares outstanding on April 24, 2006 will receive $10.00 per restricted share when and if the restrictions lapse on such shares. Holders of non-employee director restricted stock units received $10.00 per share underlying such units on the date the special dividend was paid.

Impact of the Adoption of Statement No. 123R

The Company adopted Statement No. 123R using the modified prospective transition method beginning January 1, 2006. Accordingly, for the year ended December 31, 2006, the Company recorded share-based compensation expense for awards granted prior to, but not yet vested, as of January 1, 2006, as if the fair value method required for pro forma disclosure under Statement No. 123 were in effect for expense

(Dollars in thousands, except per share amounts)

recognition purposes, adjusted for estimated forfeitures. For these awards, the Company has continued to recognize compensation expense using the accelerated attribution method under FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. For options and performance based option awards granted after January 1, 2006, the Company recognizes compensation expense based on the estimated grant date fair value using the Black-Scholes valuation model using a straight-line amortization method.

For restricted shares and restricted stock units granted after January 1, 2006, the Company recognizes compensation expense using a straight-line amortization method, based on the grant date price of Cablevision NY Group Class A common stock over the vesting period, except for restricted stock units granted to non-employee directors which vest 100% and are expensed at the date of grant.

For stock appreciation rights granted after January 1, 2006, the Company recognizes compensation expense using a straight-line amortization method based on the estimated fair value at each reporting period using the Black-Scholes valuation model. The Company did not grant any stock appreciation rights during the year ended December 31, 2006.

As Statement No. 123R requires that options and performance based option compensation expense be based on awards that are ultimately expected to vest, share-based compensation (which includes options, performance options, restricted stock, restricted stock units and stock appreciation rights) for the year ended December 31, 2006 has been reduced for estimated forfeitures. Forfeitures were estimated based on historical experience. Share-based compensation expense recognized as selling, general and administrative expense for the year ended December 31, 2006 amounted to $81,122 (of which $63,894 related to equity classified awards). An income tax benefit of $28,837 was recognized in continuing operations resulting from this share-based compensation expense. In connection with the adoption of Statement No. 123R, the Company recorded $862 as a cumulative effect of a change in accounting principle, net of taxes, in the Company's statement of operations for the year ended December 31, 2006.

The following table presents actual expense (income) relating to the Company's stock plan recorded pursuant to Statement No. 123R for 2006 and APB 25 for 2005 and 2004 and the pro forma information disclosed pursuant to Statement 123 for 2005 and 2004:

	Stock Plan Expense (Income)				
	2006 Actual	2005 Actual	2005 Pro forma	2004 Actual	2004 Pro forma
Stock options	$25,989	$ 1,007	$13,502	$ 3,306	$ 897
Stock appreciation rights	17,228	(1,367)	(1,367)	2,724	2,724
Restricted shares	37,905	27,155	27,155	28,409	28,409
Share based compensation	$81,122	$26,795	$39,290	$34,439	$32,030

In connection with the Company's adoption of Statement No. 123R, the Company uses the 'with-and-without' approach described in EITF Topic No. D-32, Intraperiod Tax Allocation of the Tax Effect of Pretax Income from Continuing Operations, to determine the recognition and measurement of excess tax benefits. Accordingly, due to the Company's current tax position, no income tax benefit has been recognized as an increase to paid in capital with regard to excess tax benefits occurring during the year ended December 31, 2006.

Prior to adopting Statement No. 123R, the Company presented all tax benefits resulting from the exercise of stock options as operating cash flows in the statement of cash flows. Statement No. 123R requires

(Dollars in thousands, except per share amounts)

cash flows resulting from excess tax benefits to be classified as a part of cash flows from financing activities. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date in which the excess tax deductions result in a reduction of income taxes payable. Excess tax benefits are realized tax benefits from tax deductions for options exercised and restricted shares issued in excess of the deferred tax asset attributable to stock compensation costs for such awards. No excess tax benefits for the year ended December 31, 2006 were recorded as a result of adopting Statement No. 123R. Cash received from option exercises for the years ended December 31, 2006, 2005 and 2004 was $15,334, $13,925 and $7,156, respectively. The total income tax benefit recognized pursuant to the exercise of options recorded in stockholders' deficiency was $1,256 and $3,388 for the years ended December 31, 2005 and 2004, respectively.

Valuation Assumptions - Stock Options

The Company calculates the fair value of each option award on the date of grant using the Black-Scholes option pricing model. For unvested share-based awards as of January 1, 2006, granted prior to 2006, the Company's computation of expected life was determined based on historical experience of similar awards, giving consideration to the contractual terms of the share-based awards and vesting schedules. The interest rate for periods within the contractual life of the award is based on interest yields for U.S. Treasury instruments in effect at the time of grant. The Company applies a dividend yield of zero since it has historically never paid an ordinary dividend. For options granted in 2006, the Company's computation of expected life was based on the simplified method (the average of the vesting period and option term) as prescribed in SEC Staff Accounting Bulletin No. 107, Share Based Payments. The following weighted average assumptions were used in calculating the fair value of options granted for the year ended December 31, 2006: Weighted average risk-free interest rate - 4.95%, Expected life (in years) - 6.0, Dividend yield - 0%, and Weighted average volatility - 53.33%. The weighted average grant date fair value for options granted in 2006 was $11.46.

Valuation Assumptions - Stock Appreciation Rights

The Company calculates the fair value of each stock appreciation right on the date of grant and at the end of each reporting period using the Black-Scholes option pricing model. The following assumptions were used to calculate the fair value of stock appreciation rights outstanding as of December 31, 2006: Weighted average risk-free interest rate - 4.98%, Weighted average expected life (in years) - 1.30, Dividend yield - 0%, and Weighted average volatility - 20.61%. The weighted average grant date fair value of rights outstanding at December 31, 2006 was $18.66.

The Company's computation of expected volatility is based on historical volatility of our common stock. The Company's computation of expected life was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock appreciation rights and vesting schedules through December 31, 2006. The interest rate for the period within the contractual life of the award is based on the interest yield for U.S. Treasury instruments in effect at December 31, 2006. The Company applies a dividend yield of zero since it has historically never paid an ordinary dividend.

(Dollars in thousands, except per share amounts)

Share-Based Payment Award Activity

The following table summarizes activity for the Company's stock options for the year ended December 31, 2006:

	Shares Under Option				
	Time Vesting Options	Performance Vesting Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value**
Balance, December 31, 2005	9,402,430	809,000	$21.22		
Granted	1,447,000	4,600	20.51		
Exercised	(1,326,157)	-	12.15		
Forfeited/Expired	(458,907)	-	27.94		
Balance, December 31, 2006*	9,064,366	813,600	$16.60	6.84	$156,226
Options exercisable at December 31, 2006*	5,747,586	-	$16.72	5.35	$106,452
Options expected to vest in the future*	3,166,003	796,852	$16.39	8.90	$ 47,897

* As a result of the special dividend (see Note 1), options issued under the 1996 Employee Stock Plan and the 1996 Non-Employee Director Plan that were not vested on or prior to December 31, 2004 were adjusted to reduce their per share exercise price by the $10.00 amount of the special dividend. The per share exercise price of options that were vested on or prior to December 31, 2004 was not adjusted and the holders will receive the $10.00 special dividend amount upon exercise. The weighted average exercise price per share reflected in the table above has not been adjusted for the special dividend for periods prior to the payment of the special dividend in April 2006.

** The aggregate intrinsic value is calculated as the difference between (i) the exercise price of the underlying award and (ii) the quoted price of the Company's NY Group Class A common stock on December 31, 2006 plus, where applicable, the $10.00 special dividend.

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's common stock for the 9,531,533 options outstanding (which included 5,401,153 exercisable options) that were in-the-money at December 31, 2006. For the years ended December 31, 2006, 2005 and 2004, the aggregate intrinsic value of options exercised under the Company's stock option plans was $22,794, $12,358 and $8,451, respectively, determined as of the date of option exercise, plus for the 2006 period, the $10.00 special dividend which each holder of options vested on or prior to December 31, 2004 received upon exercise. When an option is exercised, the Company issues new shares of stock.

(Dollars in thousands, except per share amounts)

The following table summarizes activity for the Company's stock appreciation rights and restricted shares (which includes restricted stock units) for the year ended December 31, 2006:

	Stock Appreciation Rights	Weighted Average Fair Value Per Share	Restricted Shares	Weighted Average Fair Value Per Share at Date of Grant
Unvested award balance,				
December 31, 2005	5,500	$ 7.38	6,549,966	$18.85
Granted	-	-	1,825,352	20.60
Awards vested	(5,500)	11.79	(132,492)	17.90
Forfeited	-	-	(134,187)	18.72
Unvested award balance,				
December 31, 2006	-	$ -	8,108,639	$19.26

	Outstanding Vested Stock Appreciation Rights	Weighted Average Exercise Price Per Share at December 31, 2006	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value*
Balance, December 31, 2006	1,600,907	$22.25	3.28	$28,736

* The aggregate intrinsic value, which will be settled in cash, is calculated as the difference between (i) the exercise price of the underlying award and (ii) the quoted price of the Company's NY Group Class A common stock plus, where applicable, the $10.00 special dividend.

For the years ended December 31, 2006, 2005 and 2004, the aggregate intrinsic value of stock appreciation rights exercised under the Company's stock plans was $11,258, $6,549 and $3,748, respectively, determined as of the date of exercise. The aggregate intrinsic value, which was settled in cash, is calculated as the difference between (i) the exercise price of the underlying awards and (ii) the quoted price of the Cablevision NY Group Class A common stock as of the date of exercise, plus for the 2006 period, the $10.00 special dividend which each holder of rights vested prior to December 31, 2004 received upon exercise.

As of December 31, 2006, there was $65,083 of total unrecognized compensation cost related to the Company's unvested options and restricted shares granted under the Company's stock plans. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 1.1 years.

Pro Forma Information for Periods Prior to the Adoption of Statement No. 123R

Prior to the adoption of Statement No. 123R, the Company had applied the intrinsic value based method of accounting prescribed by APB Opinion No. 25 and related interpretations, to account for its share-based compensation awards. Under this method, compensation expense was recorded only if on the date of grant the current market price of the underlying stock exceeded the exercise price. The Company provided the disclosures required under Statement No. 123, as amended by Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation - Transition and Disclosures. Employee share-based compensation expense for the years ended December 31, 2005 and 2004, is based on the accounting prescribed by APB Opinion No. 25 and related interpretations and has not been restated for the adoption of Statement No. 123R. Forfeitures of awards were recognized as they occurred.

(Dollars in thousands, except per share amounts)

The table below sets forth the pro forma net income (loss) as if compensation cost was determined in accordance with Statement No. 123 for options granted in 1995 through 2005:

	Years Ended December 31	
	2005	2004
Net income (loss)	$ 89,320	$(678,945)
Add: Stock based employee compensation cost included in reported net income (loss), net of taxes	20,703	23,134
Deduct: Stock based employee compensation expense determined under fair value based method, net of taxes	(28,078)	(21,719)
Pro forma net income (loss)	$ 81,945	$(677,530)
Basic and diluted net income (loss) per common share:		
As reported	$ 0.32	$ (2.36)
Pro forma	$ 0.29	$ (2.36)

The Company estimated the fair value of each option grant using the Black-Scholes option pricing model. The following assumptions were used in calculating these fair values:

	Years Ended December 31,	
	2005	2004
Risk free interest rate	4.5%	3.5%
Volatility	57.0%	55.7%
Dividend Yield	0%	0%
Weighted average grant date fair value	$13.60	$10.29
Expected life in years	5.0	5.0

Long-Term Incentive Plans

In April 2006, Cablevision's Board of Directors approved the Cablevision Systems Corporation 2006 Cash Incentive Plan, which was approved by Cablevision's stockholders at its annual stockholders meeting in May 2006.

Pursuant to Cablevision's Long-Term Incentive Plan, certain executives have been granted cash awards, some of which are performance based, that vest over varying required service periods and are typically payable at the end of the vesting period or on specified dates. One form of award received by certain executives under the Plan was a performance retention award, vesting over 7 years. The terms of the performance retention awards provide that the executive could have requested a loan from the Company in the amount of the award prior to its vesting, subject to certain limitations, provided that such loan was secured by a lien in favor of the Company on property owned by the executive. Effective July 30, 2002, such requests for advances on amounts of awards are no longer permitted. Imputed interest to those executives on these interest free loans amounted to $900, $911 and $1,293, respectively for the years ended December 31, 2006, 2005 and 2004. As of December 31, 2006 and 2005, $23,850 was outstanding in respect of advances made pursuant to this plan.

In connection with long-term incentive awards granted under the two plans, the Company has recorded expense of $59,348, $41,959 and $31,505 for the years ended December 31, 2006, 2005 and 2004, respectively. At December 31, 2006 and 2005, the Company had accrued $51,905 and $17,990 for performance-based awards for which the performance criteria had not been met as of December 31, 2006 as such awards are based on achievement of certain performance criteria through December 31, 2008. The Company currently believes that it is probable that the performance criteria established for these performance-based awards will be met. If the Company subsequently determines that the performance criteria for such

(Dollars in thousands, except per share amounts)

awards is not probable of being achieved, the Company would reverse the accrual in respect of such award at that time.

In addition, in 2003, the Company granted certain management employees cash awards that vested in July 2005 when the Company reached certain performance goals. Such awards were amortized ratably over the period in which the Company was expected to achieve these goals, and accordingly recorded expense of $2,380 and $18,868 in respect of these awards in 2005 and 2004, respectively.

NOTE 17. CONTRACTUAL OBLIGATIONS

Future cash payments required under unconditional purchase obligations pursuant to contracts entered into by the Company in the normal course of business are as follows as of December 31, 2006:

	Payments Due by Period				
	Total	Year 1	Years 2-3	Years 4-5	More than 5 years
Off balance sheet arrangements:					
Programming obligations (1)	$2,902,599	$ 828,101	$1,175,374	$699,735	$ 199,389
Purchase obligations (2)	2,208,418	474,833	446,360	269,695	1,017,530
Guarantees (3)	2,221	2,221	-	-	-
Letters of credit (4)	54,295	2,300	1,722	-	50,273
Total	5,167,533	1,307,455	1,623,456	969,430	1,267,192
Contractual obligations reflected on the balance sheet:					
Purchase obligations (5)	87,707	57,026	9,593	6,592	14,496
Total	$5,255,240	$1,364,481	$1,633,049	$976,022	$1,281,688

(1) Programming obligations represent contractual commitments with various programming vendors to provide video services to the Company's subscribers. Future fees under such contracts are based on numerous factors, including the number of subscribers receiving the programming. Amounts reflected above are based on the number of subscribers receiving the programming as of December 2006 multiplied by the per subscriber rates contained in the executed agreements in effect as of December 31, 2006.

(2) Purchase obligation amounts not reflected on the balance sheet consist primarily of (i) long-term rights agreements which provide Madison Square Garden and other regional sports networks with exclusive broadcast rights to certain live sporting events in exchange for minimum contractual payments, (ii) payments under employment agreements that we have with our professional sports teams' personnel that are generally guaranteed regardless of employee injury or termination, and (iii) minimum purchase requirements incurred in the normal course of the Company's operations.

(3) Includes outstanding guarantees primarily by CSC Holdings in favor of certain financial institutions in respect of ongoing interest expense obligations and potential early termination events in connection with the monetization of the Company's holdings of Charter Communications common stock. Amounts payable under such monetization guarantees are estimated as of a particular point in time by the financial institution counterparty and are based upon the current price of the underlying common stock and various other assumptions, including stock market volatility and prevailing interest rates. Such guaranteed amounts approximate the fair value of the monetization indebtedness less the sum of the fair values of the underlying stock and the equity collar as reflected in the Company's accompanying consolidated balance sheet.

(4) Consist primarily of letters of credit obtained by CSC Holdings in favor of insurance providers and certain governmental authorities for the Telecommunications Services segment.

(5) Consist principally of amounts earned under employment agreements that we have with our professional sports teams' personnel. Other long-term obligations also include deferred carriage payments.

The future cash payments reflected above do not include the impact of potential insurance recoveries or amounts which may be due to the National Basketball Association ("NBA") for luxury tax payments.

(Dollars in thousands, except per share amounts)

The future cash payments reflected above also do not include the payments required under the Company's agreements with EchoStar relating to the launch and operation of the business of Rainbow HD Holdings, LLC, the Company's VOOM HD Networks high-definition television programming service. EchoStar was issued a 20% interest in Rainbow HD Holdings, the Company's subsidiary owning the VOOM HD Networks programming service, and that 20% interest will not be diluted until $500,000 in cash has been invested in Rainbow HD Holdings by the Company. Under the terms of the affiliation arrangements with EchoStar covering the VOOM HD Networks for a 15 year term, if Rainbow HD Holdings fails to spend $100,000 per year up to a maximum of $500,000 in the aggregate, on its service offerings, EchoStar may terminate the affiliation agreement. The Company has the right to terminate the affiliation agreement if the VOOM HD Networks are discontinued in the future. On the fifth or eighth anniversary of the effective date of the agreement, the termination of the affiliation agreement by EchoStar, or other specified events, EchoStar has a put right to require a wholly-owned subsidiary of Rainbow Media Holdings to purchase all of its equity interests in Rainbow HD Holdings at fair value. On the seventh or tenth anniversary of the effective date of the agreement, or the second anniversary date of the termination of the Affiliation Agreement by EchoStar, a wholly-owned subsidiary of Rainbow Media Holdings has a call right to purchase all of EchoStar's ownership in Rainbow HD Holdings at fair value.

Many of the Company's franchise agreements and utility pole leases require the Company to remove its cable wires and other equipment upon termination of the respective agreements. The Company has concluded that the fair value of these asset retirement obligations cannot be reasonably estimated since the range of potential settlement dates is not determinable.

NOTE 18. LEGAL MATTERS

Tracking Stock Litigation

In August 2002, purported class actions naming as defendants Cablevision and each of its directors were filed in the Delaware Chancery Court. The actions, which allege breach of fiduciary duties and breach of contract with respect to the exchange of the Rainbow Media Group tracking stock for Cablevision NY Group common stock, were purportedly brought on behalf of all holders of publicly traded shares of Rainbow Media Group tracking stock. The actions sought to (i) enjoin the exchange of Rainbow Media Group tracking stock for Cablevision NY Group common stock, (ii) enjoin any sales of "Rainbow Media Group assets," or, in the alternative, award rescissory damages, (iii) if the exchange is completed, rescind it or award rescissory damages, (iv) award compensatory damages, and (v) award costs and disbursements. The actions were consolidated into one action on September 17, 2002, and on October 3, 2002, Cablevision filed a motion to dismiss the consolidated action. The action was stayed by agreement of the parties pending resolution of a related action brought by one of the plaintiffs to compel the inspection of certain books and records of Cablevision. On October 26, 2004, the parties entered into a stipulation dismissing the related action, and providing for Cablevision's production of certain documents. On December 13, 2004, plaintiffs filed a consolidated amended complaint. Cablevision filed a motion to dismiss the amended complaint. On April 19, 2005, the court granted that motion in part, dismissing the breach of contract claim but declining to dismiss the breach of fiduciary duty claim on the pleadings.

In August 2003, a purported class action naming as defendants Cablevision, directors and officers of Cablevision and certain current and former officers and employees of the Company's Rainbow Media Holdings and American Movie Classics subsidiaries was filed in New York Supreme Court by the Teachers Retirement System of Louisiana ("TRSL"). The actions relate to the August 2002 Rainbow Media Group tracking stock exchange and allege, among other things, that the exchange ratio was based upon a price of the Rainbow Media Group tracking stock that was artificially deflated as a result of the improper recognition of certain expenses at the national services division of Rainbow Media Holdings. The complaint alleges breaches by the individual defendants of fiduciary duties. The complaint also

(Dollars in thousands, except per share amounts)

alleges breaches of contract and unjust enrichment by Cablevision. The complaint seeks monetary damages and such other relief as the court deems just and proper. On October 31, 2003, Cablevision and other defendants moved to stay the action in favor of the previously filed actions pending in Delaware or, in the alternative, to dismiss for failure to state a claim. On June 10, 2004, the court stayed the action on the basis of the previously filed action in Delaware. TRSL subsequently filed a motion to vacate the stay in the New York action, and simultaneously filed a motion to intervene in the Delaware action and to stay that action. Cablevision opposed both motions. On April 19, 2005, the court in the Delaware action denied the motion to stay the Delaware action and granted TRSL's motion to intervene in that action. On June 22, 2005, the court in the New York action denied TRSL's motion to vacate the stay in that action.

Cablevision believes the claims in both the Delaware action and the New York action are without merit and is contesting the lawsuits vigorously.

The Wiz Bankruptcy

TW, Inc. ("TW"), a former subsidiary of the Company and operator of The Wiz consumer retail electronics business, is the subject of a Chapter 11 bankruptcy proceeding in the U.S. Bankruptcy Court for the District of Delaware. In February 2005, TW filed a complaint in the bankruptcy proceeding against Cablevision and certain of its affiliates seeking recovery of alleged preferential transfers in the aggregate amount of $193,457. Also in February 2005, the Official Committee of Unsecured Creditors of TW (the "Committee") filed a motion seeking authority to assume the prosecution of TW's alleged preference claims and to prosecute certain other causes of action. The bankruptcy court granted the Committee's motion on or about March 10, 2005, thereby authorizing the Committee, on behalf of TW, to continue the preference suit and to assert other claims. On March 12, 2005, the Committee filed a complaint in the bankruptcy court against Cablevision, certain of its affiliates, and certain present and former officers and directors of Cablevision and of its former subsidiary Cablevision Electronics Investments, Inc. ("CEI"). The Committee's complaint, as amended, asserts preferential transfer claims allegedly totaling $193,858, breach of contract, promissory estoppel, and misrepresentation claims allegedly totaling $310,000, and fraudulent conveyance, breach of fiduciary duty, and other claims seeking unspecified damages. On June 30, 2005, the defendants filed a motion to dismiss several of the claims in the amended complaint. On October 31, 2005, the bankruptcy court denied the motion to dismiss. The bankruptcy court's ruling on the motion to dismiss allowed the Committee to proceed with its claims against Cablevision and the other defendants. Cablevision believes that the claims asserted by the Committee are without merit and is contesting them vigorously.

Dolan Family Group 2005 Proposal and Special Dividend Litigation

In June and July 2005, a number of shareholder class action lawsuits were filed against Cablevision and its individual directors in the Delaware Chancery Court and the New York State Supreme Court for Nassau County relating to the Dolan Family Group proposal to acquire the outstanding, publicly held interests in Cablevision following a pro rata distribution of Rainbow Media Holdings. On October 24, 2005, Cablevision received a letter from the Dolan Family Group withdrawing its June 19, 2005 proposal and recommending the consideration of a special dividend. On November 17, 2005, the plaintiffs filed a consolidated amended complaint in the New York Supreme Court action to relate to the special dividend proposed by the Dolan Family Group. On February 9, 2006, the plaintiffs filed a second amended complaint adding allegations related to the December 19, 2005 announcement that the Board had decided not to proceed with the proposed special dividend, and the January 31, 2006 announcement that the Board was expected to begin reconsideration of a possible special dividend at its regularly scheduled meeting in March 2006. The amended complaint sought, among other things, to enjoin the payment of the special dividend proposed by the Dolan Family Group. As set forth below, the Nassau County actions were

(Dollars in thousands, except per share amounts)

subsequently dismissed following settlement by the parties. The Delaware Chancery Court action is pending.

On December 28, 2005, a purported shareholder derivative complaint was filed in the U.S. District Court for the Eastern District of New York alleging that certain events during 2005, including those relating to the proposed special dividend, constitute breaches of fiduciary duty. The action was brought derivatively on behalf of Cablevision and names as defendants each member of the Board of Directors. The complaint sought unspecified damages and contribution and indemnification by the defendants for any claims asserted against Cablevision as a result of the alleged breaches. The Eastern District of New York action was dismissed following settlement of the Nassau County actions, as set forth below.

On March 27, 2006, Cablevision entered into a memorandum of understanding with respect to the settlement of the actions pending in the New York Supreme Court for Nassau County relating to a proposed special dividend. On April 7, 2006, Cablevision's Board of Directors declared a special cash dividend of $10.00 per share which was paid on April 24, 2006 to holders of record at the close of business on April 18, 2006. A hearing on the proposed settlement was held on September 25, 2006. On January 5, 2007, the court signed an order approving the settlement and terminating these actions.

Dolan Family Group 2006 Proposal

In October 2006, a number of shareholder class action lawsuits were filed against Cablevision and its individual directors in New York Supreme Court, Nassau County, relating to the October 8, 2006 offer by the Dolan Family Group to acquire all of the outstanding shares of Cablevision's common stock, except for the shares held by the Dolan Family Group. These lawsuits allege breaches of fiduciary duty and seek injunctive relief to prevent consummation of the proposed transaction and compensatory damages. The trial court ordered expedited discovery, which began in November 2006. On January 12, 2007, the Special Transaction Committee of the Board received a revised proposal from the Dolan Family Group to acquire all of the outstanding shares of common stock of Cablevision, except for the shares held by the Dolan Family Group. On January 16, 2007, the Special Transaction Committee delivered a letter to Charles F. Dolan and James L. Dolan, rejecting as inadequate the revised proposal. This litigation is pending.

Director Litigation

Cablevision was named as a nominal defendant in a purported shareholder derivative complaint filed in the Court of Chancery of the State of Delaware. The action was brought derivatively on behalf of Cablevision and named as additional defendants Charles F. Dolan, the Chairman of Cablevision, and Rand Araskog, Frank Biondi, John Malone and Leonard Tow, each of whom was appointed as a director on March 2, 2005 by Mr. Dolan and certain other holders of the Company's NY Group Class B common stock. The complaint alleges that Charles F. Dolan, as the controlling Class B shareholder of Cablevision, by purporting to remove three Cablevision Board members (William J. Bell, Sheila Mahony and Steven Rattner) and replace them with the four new directors, wrongfully interfered with the Board's role in managing the affairs of Cablevision and sought to substitute his judgment of how to proceed with the VOOM service of Cablevision's Rainbow DBS subsidiary above that of the Board. The action seeks, among other things, to preliminarily and permanently enjoin Charles F. Dolan from interfering with the managerial prerogatives of Cablevision's Board; rescinding the purported appointment of the new directors; rescinding the removal of Mr. Bell, Ms. Mahony and Mr. Rattner as directors and restoring them to their positions as directors and directing Charles F. Dolan to account to Cablevision for its damages. There have been no developments in the case since May 2005, when the parties agreed that defendants need not respond to the complaint until further notice from the plaintiff.

(Dollars in thousands, except per share amounts)

Patent Litigation

Cablevision is named as a defendant in certain lawsuits claiming infringement of various patents relating to various aspects of our businesses. In certain of these cases other industry participants are also defendants. In certain of these cases we expect that any potential liability would be the responsibility of our equipment vendors pursuant to applicable contractual indemnification provisions. To the extent that the allegations in these lawsuits have been analyzed by us at the current stage of their proceedings, we believe that the claims are without merit and intend to defend the actions vigorously. The final disposition of these actions is not expected to have a material adverse effect on our consolidated financial position.

Contract Dispute

In September 2005, Loral filed an action against Cablevision and Rainbow DBS for breach of contract based on a letter agreement dated March 23, 2001 ("the Letter Agreement") between Loral and Rainbow DBS. Loral alleges that the sale of the Rainbow-1 satellite and related assets to EchoStar constituted a sale of "substantially all of the assets of Rainbow DBS" triggering a "Make Whole Payment" under the Letter Agreement of $33,000 plus interest. A trial in this matter took place in January 2007 in New York Supreme Court for New York County. On January 24, 2007, the jury returned a verdict finding that the EchoStar sale had triggered a Make Whole Payment under the Letter Agreement, requiring a payment to Loral of $50,898, including interest, which has been accrued for as of December 31, 2006 and reflected as an expense in discontinued operations. Cablevision and Rainbow DBS have filed a motion for judgment as a matter of law, or in the alternative for a new trial, which is pending.

Accounting Related Investigations

The improper expense recognition matter previously reported by the Company has been the subject of investigations by the SEC and the U.S. Attorney's Office for the Eastern District of New York. The SEC is continuing to investigate the improper expense recognition matter and the Company's timing of recognition of launch support, marketing and other payments under affiliation agreements. The Company continues to fully cooperate with such investigations.

Stock Option Related Matters

The Company announced on August 8, 2006 that, based on a voluntary review of its past practices in connection with grants of stock options and SARs, it has determined that the grant date and exercise price assigned to a number of its stock option and SAR grants during the 1997-2002 period did not correspond to the actual grant date and the fair market value of Cablevision's common stock on the actual grant date. The review was conducted with a law firm that was not previously involved with the Company's stock option plans. The Company has advised the SEC and the U.S. Attorney's Office for the Eastern District of New York of these matters and each has commenced an investigation. The Company received a grand jury subpoena from the U.S. Attorney's Office for the Eastern District of New York seeking documents related to the stock options issues. The Company received a document request from the SEC relating to its informal investigation into these matters. The Company continues to fully cooperate with such investigations.

In addition, in August, September and October 2006, purported derivative lawsuits (including one purported combined derivative and class action lawsuit) relating to the Company's past stock option and SAR grants were filed in New York State Supreme Court for Nassau County, the United States District Court for the Eastern District of New York, and Delaware Chancery Court for New Castle County, by

(Dollars in thousands, except per share amounts)

parties identifying themselves as shareholders of Cablevision purporting to act on behalf of Cablevision. These lawsuits named as defendants certain present and former members of Cablevision's Board of Directors and certain present and former executive officers, alleging breaches of fiduciary duty and unjust enrichment relating to practices with respect to the dating of stock options, recordation and accounting for stock options, financial statements and SEC filings, and alleged violation of IRC 162(m). In addition, certain of these lawsuits asserted claims under Sections 10(b), 14(a), and 20(a) of the Securities Exchange Act of 1934 and Section 304 of the Sarbanes-Oxley Act. The lawsuits sought damages from all defendants, disgorgement from the officer defendants, declaratory relief, and equitable relief, including rescission of the 2006 Employee Stock Plan and voiding of the election of the director defendants. On October 27, 2006, the Board of Directors of Cablevision appointed Grover C. Brown and Zachary W. Carter as directors and, on the same date, appointed Messrs. Brown and Carter to a newly formed special litigation committee ("SLC") of the Board. The SLC was directed by the Board to review and analyze the facts and circumstances surrounding these claims, which purport to have been brought derivatively on behalf of the Company, and to consider and determine whether or not prosecution of such claims is in the best interests of the Company and its shareholders, and what actions the Company should take with respect to the cases. The SLC, through its counsel, filed motions in all three courts to intervene and to stay all proceedings until completion of the SLC's independent investigation of the claims raised in these actions. The Delaware action subsequently was voluntarily dismissed without prejudice by the plaintiff. The actions pending in Nassau County have been consolidated and a single amended complaint has been filed in that jurisdiction. Similarly, the actions pending in the Eastern District of New York have been consolidated and a single amended complaint has been filed in that jurisdiction. Both the Nassau County action and the Eastern District of New York action assert derivative claims on behalf of the Company as well as direct claims on behalf of Cablevision shareholders relating to the Company's past stock option and SAR grants. On November 14, 2006, the trial court in the Nassau County action denied the SLC's motion for a stay of proceedings and ordered expedited discovery. The Appellate Division of the New York State Supreme Court subsequently stayed all proceedings in the Nassau County action (including all discovery) pending the SLC's appeal of the denial of its stay motion. The SLC's appeal has been fully submitted but has not been scheduled for oral argument. In the Eastern District of New York action, the trial court has issued a stay of all proceedings until May 1, 2007.

We have incurred substantial expenses in 2006 for legal, accounting, tax and other professional services in connection with the Company's voluntary review of its past practices in connection with grants of stock options and SARs, the preparation of the restated financial statements, stock option related litigation, and the investigations by the SEC and the U.S. Attorney's Office for the Eastern District of New York.

Other Matters

In addition to the matters discussed above, the Company is party to various lawsuits, some involving claims for substantial damages. Although the outcome of these other matters cannot be predicted with certainty and the impact of the final resolution of these other matters on the Company's results of operations in a particular subsequent reporting period is not known, management does not believe that the resolution of these other lawsuits will have a material adverse effect on the financial position of the Company or the ability of the Company to meet its financial obligations as they become due.

NOTE 19. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and Cash Equivalents, Restricted Cash, Accounts Receivable, Trade, Notes and Other Receivables, Prepaid Expenses and Other Assets, Advances to Affiliates, Accounts Payable, Accounts Payable to Affiliates and Accrued Liabilities.

The carrying amount approximates fair value due to the short-term maturity of these instruments.

Derivative Contracts and Liabilities Under Derivative Contracts

Derivative contracts are carried on the accompanying consolidated balance sheets at fair value based on dealer quotes.

Investment Securities and Investment Securities Pledged as Collateral

Marketable securities are carried on the accompanying consolidated balance sheets at their fair value based upon quoted market prices.

Bank Debt, Collateralized Indebtedness, Notes Payable, Senior Notes and Debentures and Senior Subordinated Notes and Debentures

The fair values of each of the Company's debt instruments are based on quoted market prices for the same or similar issues or on the current rates offered to the Company for instruments of the same remaining maturities.

Interest Rate Swap Agreements

Interest rate swap agreements are carried on the accompanying consolidated balance sheets at fair value based on valuations provided by a derivative valuation system using current market interest rate data. These values represent the estimated amount the Company would receive or pay to terminate agreements, taking into consideration current interest rates.

(Dollars in thousands, except per share amounts)

The fair value of the Company's debt instruments are summarized as follows:

	December 31, 2006	
	Carrying Amount	Estimated Fair Value
Debt instruments:		
Bank debt	$ 4,992,500	$ 4,992,500
Collateralized indebtedness	921,574	901,035
Senior notes and debentures	5,993,956	6,032,589
Senior subordinated notes and debentures	497,011	551,682
Notes payable	18,843	19,165
	$12,423,884	$12,496,971

	December 31, 2005	
	Carrying Amount	Estimated Fair Value
Debt instruments:		
Bank debt	$1,851,500	$1,851,500
Collateralized indebtedness	1,170,126	1,171,731
Senior notes and debentures	5,992,760	5,888,636
Senior subordinated notes and debentures	746,621	819,982
Notes payable	15,905	15,778
	$9,776,912	$9,747,627

Fair value estimates related to our debt instruments and interest rate swap agreements discussed above are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Minority Interest in Limited-Life Partnership

The Company consolidates a 60% majority-owned interest in a limited-life partnership. The estimated liquidation value of the 40% minority interest is approximately $133,600 and $106,000 as of December 31, 2006 and 2005, respectively, compared to the carrying value of such minority interest of $48,430 and $53,820, respectively. Such liquidation value estimate is made at a specific point in time based on relevant market information and consideration regarding current and expected future operating performance. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

NOTE 20. SEGMENT INFORMATION

The Company classifies its business interests into three segments: Telecommunications Services, consisting principally of its video, high-speed data, Voice over Internet Protocol and its commercial data and voice services operations; Rainbow, consisting principally of interests in national and regional cable television programming networks, including AMC, IFC, WE tv, fuse and the VOOM HD Networks; and Madison Square Garden, which owns and operates professional sports teams, regional cable television networks and an entertainment business. Beginning in the first quarter of 2005, the VOOM HD Networks have been included in the Rainbow Segment. Those channels were previously included in the Rainbow DBS segment which has been discontinued. Prior period segment information has been reported on a comparable basis.

(Dollars in thousands, except per share amounts)

The Company's reportable segments are strategic business units that are managed separately. The Company evaluates segment performance based on several factors, of which the primary financial measure is business segment adjusted operating cash flow (defined as operating income (loss) before depreciation and amortization (including impairments), stock plan income or expense and restructuring charges or credits), a non-GAAP measure. The Company has presented the components that reconcile adjusted operating cash flow to operating income (loss), an accepted GAAP measure. Information as to the operations of the Company's business segments is set forth below.

	Years Ended December 31,		
	2006	2005	2004
Revenues, net from continuing operations			
Telecommunications Services	$4,237,707	$3,606,765	$3,123,956
Rainbow	885,986	825,561	806,394
Madison Square Garden	854,040	804,395	778,754
All other [(a)]	84,391	85,385	86,765
Intersegment eliminations	(134,662)	(149,628)	(163,332)
	$5,927,462	$5,172,478	$4,632,537

Intersegment eliminations are primarily affiliate revenues recognized by our Rainbow and MSG segments from the sale of cable network programming to our Telecommunication Services segment.

	Years Ended December 31,		
	2006	2005	2004
Intersegment revenues			
Telecommunications Services	$ 1,529	$ 2,420	$ 7,123
Rainbow	38,438	48,547	62,650
Madison Square Garden	94,695	98,661	93,559
	$134,662	$149,628	$163,332

Reconciliation (by Segment and in Total) of Adjusted Operating Cash Flow to Operating Income (Loss) from Continuing Operations

	Years Ended December 31,		
	2006	2005	2004
Adjusted operating cash flow from continuing operations			
Telecommunications Services	$1,668,554	$1,412,199	$1,226,790
Rainbow	161,119	158,513	59,852
Madison Square Garden	72,396	120,440	170,057
All other [(b)]	(81,642)	(80,632)	(69,894)
	$1,820,427	$1,610,520	$1,386,805

	Years Ended December 31,		
	2006	2005	2004
Depreciation and amortization (including impairments) included in continuing operations			
Telecommunications Services	$ (915,724)	$ (843,177)	$ (786,485)
Rainbow	(106,556)	(113,429)	(213,896)
Madison Square Garden	(60,160)	(62,834)	(45,445)
All other [(c)]	(46,373)	(64,203)	(92,849)
	$(1,128,813)	$(1,083,643)	$(1,138,675)

(Dollars in thousands, except per share amounts)

	Years Ended December 31,		
	2006	2005	2004
Stock expense included in continuing operations			
Telecommunications Services	$(39,485)	$(14,657)	$(16,318)
Rainbow	(25,673)	(6,513)	(7,650)
Madison Square Garden	(14,232)	(3,836)	(3,769)
All other [c]	(1,732)	(1,789)	(6,702)
	$(81,122)	$(26,795)	$(34,439)

	Years Ended December 31,		
	2006	2005	2004
Restructuring credits (charges) included in continuing operations			
Telecommunications Services	$ 17	$ (295)	$ (736)
Rainbow	(143)	-	77
Madison Square Garden	-	(366)	(4,146)
All other [c]	3,610	1,198	5,640
	$3,484	$ 537	$ 835

	Years Ended December 31,		
	2006	2005	2004
Operating income (loss) from continuing operations			
Telecommunications Services	$ 713,362	$ 554,070	$ 423,251
Rainbow	28,747	38,571	(161,617)
Madison Square Garden	(1,996)	53,404	116,697
All other [b]	(126,137)	(145,426)	(163,805)
	$ 613,976	$ 500,619	$ 214,526

(Dollars in thousands, except per share amounts)

A reconciliation of reportable segment amounts to the Company's consolidated balances is as follows:

	Years Ended December 31,		
	2006	2005	2004
Operating income (loss) from continuing operations before income taxes			
Total operating income for reportable segments	$ 740,113	$ 646,045	$ 378,331
Other operating loss [(b)]	(126,137)	(145,426)	(163,805)
Operating income	613,976	500,619	214,526
Items excluded from operating income (loss):			
Interest expense	(928,202)	(764,508)	(721,008)
Interest income	37,187	16,430	8,300
Equity in net income (loss) of affiliates	6,698	3,219	(12,997)
Gain on sale of programming and affiliate interests, net	-	64,968	2,232
Gain (loss) on investments, net	290,052	(138,312)	134,598
Write-off of deferred financing costs	(14,083)	-	(18,961)
Gain (loss) on derivative contracts, net	(253,712)	119,180	(165,305)
Loss on extinguishment of debt	(13,125)	-	(78,571)
Minority interests	(8,894)	(5,471)	(50,307)
Miscellaneous, net	2,837	651	63
Loss from continuing operations before income taxes	$(267,266)	$(203,224)	$(687,430)

(a) Represents net revenues of Clearview Cinemas and PVI Virtual Media, which was consolidated in the second quarter of 2004 in accordance with FIN No. 46. In May 2005, Cablevision exchanged its 60% interest in PVI Latin America for the 40% interest in the rest of PVI that it did not already own.

(b) Principally includes unallocated corporate general and administrative costs, in addition to the operating results of Clearview Cinemas and PVI Virtual Media. It also includes costs allocated to Fox Sports Net Ohio, Fox Sports Net Florida, Fox Sports Net Chicago and Rainbow DBS (distribution operations) that were not eliminated as a result of the disposition or shut down of these businesses.

(c) Includes expenses and/or credits relating to Clearview Cinemas, PVI Virtual Media, certain corporate expenses/credits and certain costs allocated to Fox Sports Net Ohio, Fox Sports Net Florida, Fox Sports Net Chicago and Rainbow DBS (distribution operations) that were not eliminated as a result of the disposition or shut down of these businesses.

	December 31,	
	2006	2005
Assets		
Telecommunications Services	$ 6,636,723	$4,558,423
Rainbow [(d)]	2,377,835	2,573,132
Madison Square Garden	1,852,913	1,893,525
Corporate, other and intersegment eliminations	(1,022,614)	818,475
Assets held for sale	-	7,557
	$ 9,844,857	$9,851,112

(d) Rainbow assets include amounts due from the Rainbow DBS distribution business of $276,245 and $271,277 at December 31, 2006 and 2005, respectively, which are eliminated in consolidation.

	Years Ended December 31,		
	2006	2005	2004
Capital Expenditures			
Telecommunications Services	$819,747	$695,327	$621,480
Rainbow	21,062	29,063	44,313
Madison Square Garden	23,444	20,993	12,153
Corporate and other	22,044	23,909	19,568
	$886,297	$769,292	$697,514

(Dollars in thousands, except per share amounts)

Substantially all revenues and assets of the Company's reportable segments are attributed to or located in the United States and are primarily concentrated in the New York metropolitan area.

NOTE 21. INTERIM FINANCIAL INFORMATION (Unaudited)

The following is a summary of selected quarterly financial data for the years ended December 31, 2006 and 2005:

2006:	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	Total 2006
Revenues, net	$ 1,409,358	$ 1,423,923	$ 1,408,736	$ 1,685,445	$ 5,927,462
Operating expenses	(1,305,631)	(1,257,420)	(1,273,301)	(1,477,134)	(5,313,486)
Operating income	$ 103,727	$ 166,503	$ 135,435	$ 208,311	$ 613,976
Income (loss) from continuing operations	$ (54,722)	$ (26,116)	$ (58,736)	$ 6,525	$ (133,049)
Income (loss) from discontinued operations, net of taxes	(2,386)	40,702	(421)	(30,449)	7,446
Income (loss) before cumulative effect of a change in accounting principle	(57,108)	14,586	(59,157)	(23,924)	(125,603)
Cumulative effect of a change in accounting principle, net of taxes	(862)	-	-	-	(862)
Net income (loss)	$ (57,970)	$ 14,586	$ (59,157)	$ (23,924)	$ (126,465)
Basic and diluted income (loss) per share:					
Income (loss) from continuing operations	$(0.19)	$(0.09)	$(0.21)	$ 0.02	$(0.47)
Income (loss) from discontinued operations	$(0.01)	$ 0.14	$ -	$(0.11)	$ 0.03
Net income (loss)	$(0.20)	$ 0.05	$(0.21)	$(0.08)	$(0.45)

(Dollars in thousands, except per share amounts)

2005:	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	Total 2005
Revenues, net	$ 1,213,126	$ 1,231,859	$ 1,241,745	$ 1,485,748	$ 5,172,478
Operating expenses	(1,145,457)	(1,136,790)	(1,133,888)	(1,255,724)	(4,671,859)
Operating income	$ 67,669	$ 95,069	$ 107,857	$ 230,024	$ 500,619
Income (loss) from continuing operations	$ (95,698)	$ (26,963)	$ (63,822)	$ 58,950	$ (127,533)
Income (loss) from discontinued operations, net of taxes	(30,439)	240,761	870	5,661	216,853
Net income (loss)	$ (126,137)	$ 213,798	$ (62,952)	$ 64,611	$ 89,320
Basic and diluted income (loss) per share:					
Basic and diluted income (loss) from continuing operations	$(0.33)	$(0.09)	$(0.22)	$0.21	$(0.45)
Basic and diluted income (loss) from discontinued operations	$(0.11)	$ 0.84	$ -	$0.02	$ 0.77
Basic and diluted net income (loss)	$(0.44)	$ 0.74	$(0.22)	$0.23	$ 0.32

NOTE 22. OTHER MATTERS

Settlement with Time Warner

On September 29, 2005, AMC and Time Warner Entertainment, L.P. settled existing litigation whereby the Company simultaneously entered into 11 separate affiliation agreements with Time Warner. These agreements included amendments and enhancements to existing affiliation agreements for some of the Company's programming services and new affiliation agreements and new distribution for other programming services of the Company. The amendments included a long-term extension of Time Warner's affiliation agreement with AMC with rate and positioning terms that are favorable to AMC. Because of the long-term benefits to the Company from the extension and enhancement of the AMC agreement, substantially all of the required payments ($74,000 is payable to Time Warner over the 2005-2007 period) attributable to AMC have been capitalized as deferred carriage fees and will be amortized as a reduction to revenue over the remaining 13 year life of the extended AMC agreement.

New York Mets Agreement Termination

In the second quarter of 2004, Madison Square Garden received $54,052 in cash in connection with the New York Mets' notice of termination of their broadcast rights agreement with Madison Square Garden. The termination of the rights agreement was effective at the end of the 2005 baseball season. As a result of the termination notice, the Company recorded a reversal of a purchase accounting liability of $41,788 related to this broadcast rights agreement. These items have been reflected as other operating income in the Company's 2004 consolidated statement of operations.

Resolutions of Contract Disputes

In June 2006, the Company collected $26,500 related to the resolution of a contractual programming dispute, $19,476 of which was due in periods prior to 2006 but not recognized as a reduction to programming costs because it was being disputed and was not being paid by the affiliate. The underlying contract was terminated in June 2006 and no further payments will be received under the contract.

In connection with the resolution of another contract dispute, Fox Sports Net Chicago, which was shut down in June 2006, recorded $77,996 of affiliate revenue in June 2006 including $71,396, relating to periods prior to 2006, that had not been previously recognized due to the dispute. Such affiliate revenue has been reported in discontinued operations. The underlying contract was terminated in June 2006 and no further payments will be received under the contract.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
CSC Holdings, Inc.:

We have audited management's assessment, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*, that CSC Holdings, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CSC Holdings, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that CSC Holdings, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, CSC Holdings, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CSC Holdings, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholder's deficiency and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 27, 2007 expressed an unqualified opinion on those consolidated financial statements. As discussed in our report dated February 27, 2007, the Company changed its method of quantifying errors in 2006 in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment* as of January 1, 2006 and adopted the provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* as of December 31, 2006.

/s/ KPMG LLP
Melville, New York
February 27, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
CSC Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of CSC Holdings, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholder's deficiency and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2006. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed in Item 15(a)(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CSC Holdings, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Notes 1 and 2 to the accompanying consolidated financial statements, the Company changed its method of quantifying errors in 2006 in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment* as of January 1, 2006 and adopted the provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* as of December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of CSC Holdings, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
Melville, New York
February 27, 2007

CSC HOLDINGS, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Cablevision Systems Corporation)
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(Dollars in thousands)

	2006	2005
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 414,604	$ 394,969
Restricted cash	11,390	8,454
Accounts receivable, trade (less allowance for doubtful accounts of $17,345 and $18,807)	536,057	453,167
Notes and other receivables	46,718	74,141
Investment securities	10,715	647
Prepaid expenses and other current assets	104,577	98,921
Feature film inventory, net	124,778	108,607
Deferred tax asset	236,037	58,049
Advances to affiliates	229,677	121,128
Investment securities pledged as collateral	18,981	723,476
Derivative contracts	81,140	268,539
Assets held for sale	-	7,557
Total current assets	1,814,674	2,317,655
Property, plant and equipment, net of accumulated depreciation of $6,257,078 and $5,494,994	3,714,842	3,868,077
Investments in affiliates	49,950	39,463
Notes and other receivables	29,659	42,987
Investment securities pledged as collateral	1,080,229	199,430
Derivative contracts	-	109,207
Other assets	80,273	83,801
Feature film inventory, net	375,700	378,502
Deferred carriage fees, net	174,377	188,135
Franchises	731,848	731,848
Affiliation, broadcast and other agreements, net of accumulated amortization of $417,634 and $349,752	452,888	519,363
Other intangible assets, net of accumulated amortization of $77,795 and $68,192	325,298	388,622
Excess costs over fair value of net assets acquired	1,032,117	993,426
Deferred financing and other costs, net of accumulated amortization of $55,445 and $77,014	111,373	97,285
	$9,973,228	$9,957,801

See accompanying notes to
consolidated financial statements

CSC HOLDINGS, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Cablevision Systems Corporation)
CONSOLIDATED BALANCE SHEETS (continued)
December 31, 2006 and 2005
(Dollars in thousands, except share and per share amounts)

	2006	2005
LIABILITIES AND STOCKHOLDER'S DEFICIENCY		
Current Liabilities:		
Accounts payable	$ 392,605	$ 373,362
Accrued liabilities		
Interest	194,634	149,083
Employee related costs	328,360	288,751
Other accrued expenses	412,231	489,989
Defined benefit plan and other postretirement plan obligations	1,091	-
Deferred revenue	162,956	162,514
Feature film and other contract obligations	122,362	112,817
Liabilities under derivative contracts	6,568	101,580
Bank debt	93,750	8,560
Collateralized indebtedness	102,268	857,774
Capital lease obligations	7,069	8,586
Notes payable	17,826	8,438
Senior notes and debentures	499,952	-
Total current liabilities	2,341,672	2,561,454
Defined benefit plan and other postretirement plan obligations	82,517	-
Feature film and other contract obligations	312,344	351,673
Deferred revenue	14,337	16,219
Deferred tax liability	262,843	109,309
Liabilities under derivative contracts	204,887	17,571
Other liabilities	243,808	361,018
Bank debt	4,898,750	1,842,940
Collateralized indebtedness	819,306	312,352
Senior notes and debentures	3,994,004	4,492,760
Senior subordinated notes and debentures	497,011	746,621
Notes payable	1,017	7,467
Capital lease obligations	54,389	51,201
Minority interests	49,670	55,190
Total liabilities	13,776,555	10,925,775
Commitments and contingencies		
Stockholder's Deficiency:		
Series A Cumulative Convertible Preferred Stock, 200,000 shares authorized, none issued	-	-
Series B Cumulative Convertible Preferred Stock, 200,000 shares authorized, none issued	-	-
8% Series D Cumulative Preferred Stock, $.01 par value, 112,500 shares authorized, none issued ($100 per share liquidation preference)	-	-
Common stock, $.01 par value, 20,000,000 shares authorized, 11,595,635 and 9,529,987 shares issued and outstanding	116	95
Paid-in capital	120,017	2,392,805
Accumulated deficit	(3,911,510)	(3,357,312)
	(3,791,377)	(964,412)
Accumulated other comprehensive loss	(11,950)	(3,562)
Total stockholder's deficiency	(3,803,327)	(967,974)
	$ 9,973,228	$ 9,957,801

See accompanying notes to consolidated financial statements

CSC HOLDINGS, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Cablevision Systems Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

	2006	2005	2004
Revenues, net	$5,927,462	$5,172,478	$4,632,537
Operating expenses:			
Technical and operating (excluding depreciation, amortization and impairments shown below)	2,707,970	2,296,908	2,191,247
Selling, general and administrative	1,480,187	1,291,845	1,184,682
Other operating income	-	-	(95,758)
Restructuring credits	(3,484)	(537)	(835)
Depreciation and amortization (including impairments)	1,128,813	1,083,643	1,138,675
	5,313,486	4,671,859	4,418,011
Operating income	613,976	500,619	214,526
Other income (expense):			
Interest expense	(795,418)	(640,010)	(635,960)
Interest income	33,229	16,341	8,300
Equity in net income (loss) of affiliates	6,698	3,219	(12,997)
Gain on sale of programming and affiliate interests, net	-	64,968	2,232
Gain (loss) on investments, net	290,052	(138,312)	134,598
Write-off of deferred financing costs	(14,083)	-	(18,961)
Gain (loss) on derivative contracts, net	(253,712)	119,180	(165,305)
Loss on extinguishment of debt	(13,125)	-	(78,571)
Minority interests	(8,894)	(5,471)	(50,307)
Miscellaneous, net	2,837	828	63
	(752,416)	(579,257)	(816,908)
Loss from continuing operations before income taxes	(138,440)	(78,638)	(602,382)
Income tax benefit	81,386	24,698	166,272
Loss from continuing operations	(57,054)	(53,940)	(436,110)
Income (loss) from discontinued operations, net of taxes (including net gain primarily from the Regional Programming Partners restructuring of $269,428 in 2005)	7,446	216,853	(185,476)
Income (loss) before extraordinary item	(49,608)	162,913	(621,586)
Extraordinary loss on investment, net of taxes	-	-	(7,436)
Income (loss) before cumulative effect of a change in accounting principle	(49,608)	162,913	(629,022)
Cumulative effect of a change in accounting principle, net of taxes	(862)	-	-
Net income (loss)	$ (50,470)	$ 162,913	$ (629,022)

See accompanying notes
to consolidated financial statements.

CSC HOLDINGS, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Cablevision Systems Corporation)
CONSOLIDATED STATEMENTS OF STOCKHOLDER'S DEFICIENCY AND COMPREHENSIVE INCOME (LOSS)
Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

	Common Stock	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2003,	$ 53	$ 899,083	$(2,891,203)	$ (952)	$(1,993,019)
Net loss	-	-	(629,022)	-	(629,022)
Minimum pension liability adjustment, net of taxes	-	-	-	(2,792)	(2,792)
Foreign currency translation, net of taxes	-	-	-	(191)	(191)
Comprehensive loss					(632,005)
Tax benefit related to stock options	-	(63)	-	-	(63)
Net contributions from Cablevision	11	1,413,220	-	-	1,413,231
Employee and non-employee stock transactions	-	(113)	-	-	(113)
Issuance of Cablevision restricted shares to employees	-	30,460	-	-	30,460
Balance at December 31, 2004	64	2,342,587	(3,520,225)	(3,935)	(1,181,509)
Net income	-	-	162,913	-	162,913
Minimum pension liability adjustment, net of taxes	-	-	-	182	182
Foreign currency translation, net of taxes	-	-	-	191	191
Comprehensive income					163,286
Tax benefit related to stock options	-	1,256	-	-	1,256
Employee and non-employee director stock transactions	-	32,259	-	-	32,259
Gain on issuance of member's interest by subsidiary, net	-	10,397	-	-	10,397
Contribution from shareholder	-	6,337	-	-	6,337
Net contributions from Cablevision	31	(31)	-	-	-
Balance at December 31, 2005	$ 95	$ 2,392,805	$(3,357,312)	$ (3,562)	$(967,974)
Cumulative effect of adjustments resulting from the adoption of SAB No. 108, net of tax (Note 2)	-	-	121,668	-	121,668
Adjusted balance at January 1, 2006	95	2,392,805	(3,235,644)	(3,562)	(846,306)
Net loss	-	-	(50,470)	-	(50,470)
Minimum pension liability adjustment, net of taxes	-	-	-	(1,484)	(1,484)
Comprehensive income					(51,954)
Adjustment related to initial application of FASB Statement No. 158, net of tax (Note 15)	-	-	-	(6,904)	(6,904)
Employee and non-employee director stock transactions	-	59,914	-	-	59,914
Distributions to Cablevision relating to special cash dividend paid to CNYG Class A and CNYG Class B shareholders	-	(2,332,681)	(625,396)	-	(2,958,077)
Issuance of stock to Cablevision	21	(21)			-
Balance at December 31, 2006	$116	$ 120,017	$(3,911,510)	$(11,950)	$(3,803,327)

See accompanying notes to consolidated financial statements.

CSC HOLDINGS, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Cablevision Systems Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

	2006	2005	2004
Cash flows from operating activities:			
Loss from continuing operations	$ (57,054)	$ (53,940)	$ (436,110)
Adjustments to reconcile loss from continuing operations to net cash provided by operating activities:			
Depreciation and amortization (including impairments)	1,128,813	1,083,643	1,138,675
Non-cash other operating income	-	-	(41,788)
Equity in net (income) loss of affiliates	(6,698)	(3,219)	12,997
Minority interests	8,894	5,471	50,307
Gain on sale of programming and affiliate interests, net	-	(64,968)	(2,232)
Loss (gain) on investments, net	(284,542)	138,312	(134,598)
Write-off of deferred financing costs	14,083	-	18,961
Unrealized loss (gain) on derivative contracts, net	218,740	(156,082)	149,911
Loss on extinguishment of debt	13,125	-	3,987
Equity classified stock based compensation expense	63,894	29,002	30,341
Deferred income tax	(90,932)	(34,191)	(173,034)
Amortization and write-off of feature film inventory	123,827	113,926	192,682
Amortization of deferred financing costs, discounts on indebtedness and other deferred costs	75,699	80,664	110,459
Provision for doubtful accounts	41,412	34,534	32,001
Change in assets and liabilities, net of effects of acquisitions and dispositions:			
Accounts receivable, trade	(109,445)	(80,371)	(69,132)
Notes and other receivables	48,569	11,435	(20,763)
Note receivable from affiliate	-	-	12,877
Inventory, prepaid expenses and other assets	1,387	(11,159)	5,259
Advances/payables to affiliates	(122,917)	(114,253)	2,834
Feature film inventory	(137,196)	(142,703)	(258,371)
Other deferred costs	(14,931)	(99,203)	(17,690)
Accounts payable	41,170	30,606	11,915
Accrued liabilities	57,584	86,208	(7,010)
Feature film and other contract obligations	(29,784)	(222)	129,777
Deferred revenue	(3,820)	25,671	1,669
Deferred carriage payable	(17,336)	45,371	4,782
Minority interests	-	243	(947)
Net cash provided by operating activities	962,542	924,775	747,759
Cash flows from investing activities:			
Capital expenditures	(886,297)	(769,292)	(697,514)
Payments for acquisitions, net of cash acquired	-	(4,231)	(84,738)
Proceeds from sale of equipment, net of costs of disposal	17,704	5,407	(194)
Decrease (increase) in investments in affiliates, net	(1,000)	(420)	32,664
Proceeds from sale of investment	-	-	2,029
Decrease in investment securities and other investments	907	164	61
Decrease (increase) in restricted cash	(2,936)	27,342	(35,797)
Additions to other intangible assets	(1,551)	(12,886)	(8,826)
Net cash used in investing activities	$ (873,173)	$ (753,916)	$ (792,315)

See accompanying notes
to consolidated financial statements.

CSC HOLDINGS, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Cablevision Systems Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

	2006	2005	2004
Cash flows from financing activities:			
Proceeds from bank debt	$ 5,463,000	$ 554,614	$ 3,342,095
Repayment of bank debt	(2,322,000)	(1,192,614)	(3,209,247)
Redemption of senior subordinated notes and debentures	(263,125)	-	(350,000)
Issuance of senior notes	-	-	1,293,922
Proceeds from collateralized indebtedness	595,035	210,973	125,100
Repayment of collateralized indebtedness	(548,867)	(222,623)	(121,239)
Principal payments on capital lease obligations and other debt	(8,739)	(11,956)	(16,245)
Redemption of preferred stock	-	-	(1,694,622)
Capital contribution (distribution) from (to) Cablevision, net	(2,958,077)	-	1,413,231
Proceeds from derivate contracts	6,496	6,462	-
Settlement of derivative contracts	(50,864)	-	-
Deemed net capital contribution from shareholder	-	6,337	-
Additions to deferred financing and other costs	(47,540)	(70)	(37,970)
Distributions to minority partners	(14,709)	(9,659)	(1,748)
Net cash provided by (used in) financing activities	(149,390)	(658,536)	743,277
Effect of exchange rate changes on cash and cash equivalents	-	191	(191)
Net increase (decrease) in cash and cash equivalents from continuing operations	(60,021)	(487,486)	698,530
Cash flows of discontinued operations:			
Net cash provided by (used in) operating activities	75,189	(64,535)	(73,860)
Net cash provided by (used in) investing activities	4,467	80,174	(84,816)
Net change in cash classified in assets held for sale	-	95,337	1,624
Net effect of discontinued operations on cash and cash equivalents	79,656	110,976	(157,052)
Cash and cash equivalents at beginning of year	394,969	771,479	230,001
Cash and cash equivalents at end of year	$ 414,604	$ 394,969	$ 771,479

See accompanying notes
to consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company and Related Matters

CSC Holdings, Inc. ("CSC Holdings" or the "Company"), is a wholly-owned subsidiary of Cablevision Systems Corporation ("Cablevision"). The Company and its majority-owned subsidiaries own and operate cable television systems and through its subsidiary, Rainbow Media Holdings LLC, have ownership interests in companies that produce and distribute national and regional entertainment and sports programming services, including Madison Square Garden, L.P. The Company also owns companies that provide advertising sales services for the cable television industry, provide telephone service, operate motion picture theaters, and through April 30, 2005, provided direct broadcast satellite service. The Company classifies its business interests into three segments: Telecommunications Services, consisting principally of its video, high-speed data, Voice over Internet Protocol and its commercial data and voice services operations; Rainbow, consisting principally of interests in national and regional cable television programming networks, including AMC, IFC, WE tv (formerly WE: Women's Entertainment), fuse and the VOOM HD Networks; and Madison Square Garden, which owns and operates professional sports teams, regional cable television networks and an entertainment business.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and certain variable interest entities. All significant intercompany transactions and balances are eliminated in consolidation.

Revenue Recognition

The Company recognizes video, high-speed data, Voice over Internet Protocol, and telephony revenues as the services are provided to subscribers. Installation revenue for our video, consumer high-speed data and Voice over Internet Protocol services is recognized as installations are completed, as direct selling costs have exceeded this revenue in all periods reported. The Company classifies amounts billed to its customers for franchise and regulatory fees as a component of revenue.

The Company's programming businesses recognize affiliate fees from cable system, direct broadcast satellite operators and telecommunications companies as the programming is provided. Advertising revenues are recognized when commercials are aired. In some advertising sales arrangements, the Company's programming businesses guarantee specified viewer ratings for their programming. For these types of transactions, a portion of such revenue is deferred if the guaranteed viewer ratings are not met and is subsequently recognized either when the Company provides the required additional advertising time, the guarantee obligation contractually expires or performance becomes remote.

Revenues derived from other sources are recognized when services are provided or events occur.

Multiple-Element Transactions

If there is objective and reliable evidence of fair value for all elements of accounting in a multiple-element arrangement, the arrangement consideration is allocated to the separate elements of accounting based on relative fair values. There may be cases in which there is objective and reliable evidence of the fair value of undelivered items in an arrangement but no such evidence for the delivered items. In those cases, the Company utilizes the residual method to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered items equals the total arrangement consideration less the aggregate fair value of the undelivered items. In determining fair value, the Company refers to historical transactions or comparable cash transactions.

The Company may enter into affiliation agreements which are documented in one or more contracts; however negotiated contemporaneously. Amounts paid/received by the Company may differ from the amounts that would have been paid/received if such arrangements were negotiated separately. Judgments made in determining fair value impact the amount and period in which revenues are recognized over the term of the individual affiliation agreements.

Technical and Operating Expenses

Costs of revenue related to sales of services are classified as "technical and operating" expenses in the accompanying statements of operations.

Programming Costs

The Company's cable television business included in the Telecommunications Services segment has received, or may receive, incentives from programming distributors for carriage of the distributors' programming. The Company recognizes these incentives as a reduction of programming costs in technical and operating expense, generally over the term of the programming agreement.

Programming Rights

Rights acquired to broadcast various professional sports teams' events and programming for exhibition on the Company's networks, are expensed over the contract or license period. Estimated future revenues are reviewed regularly and write-downs to net realizable value are made as required. Estimates of total gross revenues can change due to a variety of factors, including the level of advertising rates and subscriber fees. Accordingly, revenue estimates are reviewed periodically and amortization is adjusted as necessary.

Rights to feature film inventory acquired under license agreements along with the related obligations are recorded at the contract value when a license agreement is executed or the license period has begun, unless there is uncertainty with respect to either costs, acceptability or availability, then when the uncertainty is resolved. Costs are amortized to technical and operating expense on a straight-line basis over the respective license periods. The Company periodically reviews the programming usefulness of feature film inventory based on a series of factors, including ratings, type and quality of program material, standards and practices, and fitness of exhibition based on the programming of the individual programming service. If it is determined that substantially all of the films in a film license agreement have no future programming usefulness and will no longer be exploited, a write-off for the portion of the unamortized cost of the film license agreement that was attributed to those films is recognized.

(Dollars in thousands, except per share amounts)

See Note 5 for a discussion of the Company's review of the programming usefulness of our feature film inventory and impairment charges.

Advertising Expenses

Advertising costs are charged to expense when incurred. Advertising costs amounted to $222,839, $204,019 and $195,046 for the years ended December 31, 2006, 2005 and 2004, respectively.

Restricted Cash

Restricted cash at December 31, 2006 and 2005 of $11,390 and $8,454, respectively, includes cash required to be set aside under operating agreements between Madison Square Garden and the Hartford Civic Center, Rentschler Field, and the National Hockey League, and for collateralized letters of credit entered into by Madison Square Garden.

Accounts Receivable

The Company periodically assesses the adequacy of valuation allowances for uncollectible accounts receivable by evaluating the collectibility of outstanding receivables and general factors such as length of time individual receivables are past due, historical collection experience, and the economic and competitive environment.

Investments

Investment securities and investment securities pledged as collateral are classified as trading securities and are stated at fair value with realized and unrealized holding gains and losses included in net income (loss).

The Company's interests in less than majority-owned entities in which the Company has the ability to exercise significant influence over the operating and financial policies of the investee are accounted for under the equity method. Equity method investments are recorded at original cost and adjusted to recognize the Company's proportionate share of the investees' net income or losses, additional contributions made and distributions received and amortization of basis differences. The Company recognizes a loss if it is determined that an other than temporary decline in the value of the investment exists.

Long-Lived and Indefinite-Lived Assets

Property, plant and equipment, including construction materials, are carried at cost, and include all direct costs and certain indirect costs associated with the construction of cable television transmission and distribution systems, and the costs of new product and subscriber installations. Equipment under capital leases is recorded at the present value of the total minimum lease payments. Depreciation on equipment is calculated on the straight-line basis over the estimated useful lives of the assets or, with respect to equipment under capital leases and leasehold improvements, amortized over the shorter of the lease term or the assets' useful lives and reported in depreciation and amortization (including impairments) in the consolidated statements of operations.

Intangible assets established in connection with acquisitions consist of affiliation agreements and affiliation relationships, broadcast rights and other agreements (primarily cable television system

(Dollars in thousands, except per share amounts)

programming agreements), season ticket holder relationships, suite holder contracts and relationships, advertising relationships, other intangibles and excess costs over fair value of net assets acquired. These intangible assets are amortized on a straight-line basis over their respective estimated useful lives. Excess costs over fair value of net assets acquired ("goodwill") and the value of franchises, trademarks and certain other intangibles acquired in purchase business combinations which have indefinite useful lives are not amortized.

The Company reviews its long-lived assets (property, plant and equipment, and intangible assets subject to amortization that arose from business combinations accounted for under the purchase method) for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

The Company evaluates the recoverability of its goodwill and indefinite-lived intangible assets annually or more frequently whenever events or circumstances indicate that the asset may be impaired. Goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill which would be recognized in a business combination.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Feature Film Obligations

Amounts payable subsequent to December 31, 2006 related to the license of feature film inventory are as follows:

Years Ending December 31,	
2007	$121,890
2008	84,152
2009	67,288
2010	48,988
2011	29,685
Thereafter	82,231

Deferred Carriage Fees

Deferred carriage fees represent amounts principally paid or payable to cable system and/or satellite operators to guarantee carriage of certain programming services and are amortized as a reduction to revenue over the period of the related guarantee (1 to 15 years).

(Dollars in thousands, except per share amounts)

Deferred Financing Costs

Costs incurred to obtain debt are deferred and amortized to interest expense using the straight-line method over the life of the related debt.

Income Taxes

Income taxes are provided based upon the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes, which requires the asset and liability method of accounting for deferred income taxes and permits the recognition of deferred tax assets, subject to an ongoing assessment of realizability. The Company provides deferred taxes for the outside basis difference of its investment in partnerships.

Income (Loss) Per Common Share

Basic and diluted net income (loss) per common share are not presented since the Company is a wholly-owned subsidiary of Cablevision.

Comprehensive Income (Loss)

Comprehensive income (loss), which is reported on the accompanying consolidated statements of stockholder's deficiency consists of net income (loss) and other gains and losses affecting shareholder's equity or attributed net assets that, under U.S. generally accepted accounting principles ("GAAP"), are excluded from net income (loss). These components of accumulated other comprehensive income (loss) consist primarily of minimum pension liability adjustments, net of taxes and in 2005 and 2004 foreign currency translation gains (losses), net of taxes.

In 2006, 2005 and 2004, the accumulated benefit obligation of the Company's defined benefit plans exceeded the fair value of plan assets. As a result, the Company recorded a non-cash charge (benefit) to accumulated comprehensive loss, net of taxes, of $1,484, $(182) and $2,792, respectively, as required by SFAS No. 87 Employers' Accounting for Pensions ("Statement No. 87"). Additionally, as of December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans ("Statement No. 158") as described in Note 15. As a result of adopting Statement No. 158 in 2006, the Company recognized an additional $6,904, net of taxes, which was also charged to accumulated other comprehensive loss, net of taxes.

Reclassifications

Certain reclassifications have been made to the 2005 financial statements to conform to the 2006 presentation. In addition, the operating results of Fox Sports Net Chicago have been classified as discontinued operations in the consolidated statements of operations and cash flows for all periods presented.

(Dollars in thousands, except per share amounts)

Cash Flows

For purposes of the consolidated statements of cash flows, the Company considers short-term investments with a maturity at date of purchase of three months or less to be cash equivalents.

During 2006, 2005 and 2004, the Company's non-cash investing and financing activities and other supplemental data were as follows:

	Years Ended December 31,		
	2006	2005	2004
Non-Cash Investing and Financing Activities:			
Continuing Operations			
Acquisition of the 40% minority interest in certain Regional Programming Partners entities in exchange for the Company's interests in Fox Sports Net Ohio, Fox Sports Net Florida, National Sports Partners and National Advertising Partners	$ -	$604,080	$ -
Notes payable, including interest, contributed by News Corporation to Regional Programming Partners for no consideration	-	152,907	-
Capital lease obligations	11,751	180	2,952
Asset retirement obligations	136	10,870	-
Leasehold improvements paid by landlord	1,960	-	-
Investment in affiliate	1,294	-	-
Redemption of collateralized indebtedness with restricted cash and related prepaid forward contracts	-	116,544	-
Redemption of collateralized indebtedness with related prepaid forward contracts and stock	290,943	247,647	-
Redemption of collateralized indebtedness with related prepaid forward contracts	31,385	43,604	-
Redemption of collateralized indebtedness associated with AT&T Wireless shares with restricted cash, net of related forward contract		-	105,000
Receipt of restricted cash for AT&T Wireless shares		-	213,647
Rights payments offset with repayment of a note receivable	-	40,000	-
Discontinued Operations			
Make whole payment obligation, including interest, to Loral	50,898	-	-
Supplemental Data:			
Cash interest paid - continuing operations	$704,535	$581,127	$580,249
Cash interest paid - discontinued operations	15	90	314
Income taxes paid (refunded), net - continuing operations	11,184	(4,005)	6,952
Income taxes paid (refunded), net - discontinued operations	-	18	(539)

Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended ("Statement No. 133"). Statement No. 133 requires that an entity recognize all derivatives, as defined, as either assets or liabilities

(Dollars in thousands, except per share amounts)

measured at fair value. The Company uses derivative instruments to manage its exposure to market risks from changes in certain equity prices and interest rates and does not hold or issue derivative instruments for speculative or trading purposes. These derivative instruments are not designated as hedges, and changes in the fair values of these derivatives are recognized in earnings as gains (losses) on derivative contracts.

Concentrations of Credit Risk

Financial instruments that may potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents and trade receivables. Cash is invested in money market funds, bank time deposits or in obligations of the U.S. Treasury. The Company's cash investments are placed with money market funds or financial institutions that have received the highest rating awarded by Standard & Poor's and Moody's Investors Services. The Company did not have a single customer that represented 10% or more of its consolidated net revenues for the years ended December 31, 2006, 2005 and 2004, respectively, or 10% or more of its consolidated net trade receivables at December 31, 2006 and 2005, respectively.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Recently Adopted Accounting Standards

Defined Benefit Pension and Other Postretirement Plans

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 158 which requires companies to recognize in their statement of financial position an asset for a postretirement benefit plan's overfunded status or a liability for a plan's underfunded status and to measure a plan's assets and its obligations that determine its funded status as of the end of the company's fiscal year. Additionally, Statement No. 158 requires companies to recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur and to report those changes in comprehensive income (loss). The provisions of Statement No. 158 have two separate effective dates. The provision of Statement No. 158 that requires a company (with a calendar year-end) to recognize the funded status of its pension plan, and the disclosure requirements, was effective as of December 31, 2006, and the provision of Statement No. 158 that requires a company (with a calendar year-end) to measure plan assets and benefit obligations as of the date of its fiscal year-end balance sheet is effective as of December 31, 2008. See Note 15 for a discussion of the impact of the Company's adoption of Statement No. 158.

(Dollars in thousands, except per share amounts)

Accounting Changes and Error Corrections

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("Statement No. 154"). Statement No. 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. It requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Statement No. 154 requires that a change in method of calculating depreciation, amortization, or depletion for long-lived nonfinancial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. APB Opinion No. 20 previously required that such a change be reported as a change in accounting principle. Statement No. 154 was effective for accounting changes and corrections of errors made by the Company beginning January 1, 2006.

Limited Partnerships

In June 2005, the EITF reached a consensus on Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights ("EITF No. 04-5"). EITF No. 04-5 provides guidance in assessing when a general partner should consolidate its investment in a limited partnership or similar entity. The provisions of EITF No. 04-5 were required to be applied beginning June 30, 2005 by general partners of all newly formed limited partnerships and for existing limited partnerships for which the partnership agreements are modified subsequent to June 30, 2005 and the provisions of EITF No. 04-5 were effective for general partners in all other limited partnerships beginning January 1, 2006. EITF No. 04-5 did not have any impact on the Company's financial position or results of operations upon adoption.

NOTE 2. STAFF ACCOUNTING BULLETIN NO. 108

On September 13, 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB No. 108"), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 is effective for the Company's year ended December 31, 2006. The primary concepts set forth in SAB No. 108 are as follows:

- Registrants should quantify errors using both the "rollover" approach and "iron curtain" approach (collectively referred to as the "dual approach") and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. The rollover approach focuses primarily on the impact of a misstatement on the income statement, including the reversing effect of prior year misstatements. Because the focus is on the income statement, the rollover approach can lead to the accumulation of misstatements in the balance sheet that may become material. The iron curtain approach focuses primarily on the effect of correcting for the accumulated misstatement as of the balance sheet date, essentially correcting the balance sheet with less emphasis on the reversing effects of prior year errors on the income statement.
- If correcting an error in the current year materially affects the current year but the item was not material in any prior year, "the prior year financial statements should be corrected, even

(Dollars in thousands, except per share amounts)

though such revision previously was and continues to be immaterial to the prior year financial statements." However, in this circumstance, correcting prior year financial statements for immaterial errors does not require amending previously filed financial statements - the correction can be made the next time the prior year financial statements are filed.

- For purposes of evaluating materiality under the "iron curtain" approach, all uncorrected errors on the balance sheet are presumed to be reversed into the statement of operations in the current period even though some or all of the uncorrected difference may relate to periods prior to the latest statement of operations presented and, therefore, would only impact opening accumulated earnings (deficit). If the amount of the uncorrected difference(s) is determined to be material to the current period statement of operations, then such amount would be deemed material and would have to be corrected for in the manner set forth above.

SAB No. 108 provides for the following transition guidance in the initial period of adoption:

- Restatement of prior years is not required if the registrant properly applied its previous approach, either "rollover" or "iron curtain" approach, so long as all relevant qualitative factors were considered.
- The SEC Staff will not object if a registrant records a one-time cumulative effect adjustment to correct errors existing in prior years that previously had been considered immaterial - quantitatively and qualitatively - based on the appropriate use of the registrant's previous approach.
- If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the fiscal year of adoption (e.g. January 1, 2006 for a calendar year company).

Historically, the Company has evaluated uncorrected differences utilizing the "rollover" approach. The Company believes its prior period assessments of uncorrected differences utilizing the "rollover" approach and the conclusions reached regarding its quantitative and qualitative assessments of materiality of such uncorrected differences, individually and in the aggregate, were appropriate. In accordance with the guidance set forth in SAB No. 108, the Company has corrected certain identified historical uncorrected balance sheet differences, which arose prior to January 1, 2006, as a cumulative effect adjustment to opening accumulated deficit as of January 1, 2006 in accordance with the "dual approach" set forth in SAB No. 108 as discussed above. The requirement to adopt the guidance set forth in SAB No. 108, including the estimated impact, was initially disclosed in the Company's Form 10-Q for the quarter ended June 30, 2006.

(Dollars in thousands, except per share amounts)

The following table summarizes the impact of applying the guidance set forth in SAB No. 108 on the Company's 2006 opening accumulated deficit balance:

	Additional Income (Expense)			
	Period in which the Uncorrected Differences Originated			
	Cumulative Uncorrected Differences as of December 31, 2003	Years Ended December 31, 2004	2005	Adjustment Recorded as of January 1, 2006 to Accumulated Deficit
Excess accrual balances and other items, net of taxes (a)	$103,865	$ 531	$(1,952)	$102,444
Tax adjustment relating to disability insurance (b)	1,858	(1,497)	9,734	10,095
Rent expense, net of taxes (c)	(6,756)	(914)	(766)	(8,436)
Revenue related to promotional rates, net of taxes (d)	311	5,325	4,845	10,481
Video on demand revenue, net of related expenses and taxes (e)	791	45	54	890
Programmer audit accruals, net of taxes (f)	216	1,348	373	1,937
Disability and life insurance accruals, net of taxes (g)	1,564	389	254	2,207
Goodwill amortization, net of taxes (h)	2,076	-	(26)	2,050
Impact on accumulated deficit	$103,925	$ 5,227	$12,516	$121,668

(a) In periods prior to 2000, the Company had determined that certain accounts payable and accrued liability account balances (including accruals for programming costs, non-income based taxes, worker's compensation, franchise fees, health and dental, and pensions, among others) which had accumulated over a number of years to an aggregate $108,646, net of taxes, as of December 31, 2003, were not supportable as liabilities that the Company would be required to satisfy. These amounts were substantially "frozen" as of December 31, 1999. Historically, the Company had concluded that such prior year uncorrected differences were quantitatively and qualitatively immaterial to the Company's prior year financial statements using the rollover method. This adjustment also includes $2,190, net of taxes, as of December 31, 2003, representing an excess reserve for unreturned analog converters that was not adjusted in prior periods to reflect actual losses and $(3,677), net of taxes, as of December 31, 2003, relating to unreconciled cash receipts. Additionally, this adjustment includes goodwill aggregating $3,292, net of taxes, as of December 31, 2003, and $1,994, net of taxes, for the year ended December 31, 2005, relating primarily to businesses that were sold where such goodwill was not included in their cost basis at the time of their sale for purposes of computing the associated gain on sale.

(b) In calculating the Company's tax provision for periods through December 31, 2005, the Company incorrectly treated tax-exempt disability insurance proceeds as taxable and non-deductible disability insurance premiums as tax deductible with regard to disability insurance arrangements associated with players of certain of the Company's professional sports teams.

(c) The Company historically recorded rent expense related to certain of its operating leases based on the contractual terms of the respective lease agreements instead of on a straight-line basis over the lease term as required by U.S. generally accepted accounting principles. This adjustment represents the impact of correcting the recognition of rent expense to the straight-line basis.

(d) The Company determined that it did not recognize in the appropriate period a portion of revenue earned related to certain cable television customers with promotional rates. This revenue was recognized when the promotional rates expired, generally occurring one year after the promotion commenced. This adjustment represents the revenue that should have been recognized in the respective periods when the services were provided, net of related tax effects.

(e) Prior to 2006, the Company recorded certain revenue from video on demand services as the services were billed to the customer instead of when the services were provided. Such revenue was historically recorded in the subsequent month's billing cycle. This adjustment reflects the recognition of revenue, net of related expenses and taxes, which should have been recorded in the respective periods when the services were provided.

(f) The Company's contracts with programming content providers typically allow for periodic audits of the programming payments made by the Company to these providers. The Company records an accrual for a loss contingency related to the associated potential underpayment of programming fees if such amounts are deemed probable and estimable. Based on the Company's review of this accrual balance, it determined that the accrual was overstated in previous years based upon

(Dollars in thousands, except per share amounts)

the occurrence of historical events. This adjustment reflects the reduction of the accrual balance, net of taxes, in the appropriate periods.

(g) The Company determined that its accrual for disability and life insurance premiums for one of the Company's segments was based on an estimate that was not adjusted on a quarterly basis to reflect actual premiums paid. This adjustment reflects the reduction of the accrual, net of taxes, for the respective periods.

(h) In 2002, the Company inappropriately amortized goodwill of $2,076, net of taxes. This adjustment reflects the reversal of the amortization recognized in 2002. U.S. generally accepted accounting principles required the Company to cease amortization of goodwill effective January 1, 2002.

The following table summarizes the impact of applying the guidance in SAB No. 108 related to the adjustments described above on the Company's 2006 opening accumulated deficit by segment:

	Additional Income (Expense) Cumulative Uncorrected Differences as of January 1, 2006				
	Tele-communications	Rainbow	Madison Square Garden	Other	Total
Excess accrual balances and other items	$ 70,045	$22,837	$4,792	$29,737	$127,411
Rent expense	(10,040)	(1,380)	-	(2,920)	(14,340)
Revenue related to promotional rates	17,768	-	-	-	17,768
Video on demand revenue, net of related expenses	1,509	-	-	-	1,509
Programmer audit accruals	3,284	-	-	-	3,284
Disability and life insurance accruals	-	3,819	-	-	3,819
Goodwill amortization	-	-	3,474	-	3,474
	$ 82,566	$25,276	$8,266	$26,817	142,925
Income tax expense *					(31,352)
Tax adjustment relating to disability insurance					10,095
Impact on accumulated deficit					$121,668

* The income tax expense impact presented above is less than the amount that would be derived by applying the statutory rate to the aggregate pre-tax adjustment due to an income tax benefit of $28,553 resulting from a decrease in the required amount of the valuation allowance at the beginning of 2002 due to the decrease in deferred tax assets recognized in connection with the adjustments related to the excess accrual balances. The valuation allowance was eliminated later in 2002 in connection with the application of purchase accounting associated with an acquisition.

(Dollars in thousands, except per share amounts)

The following table summarizes the impact of applying the cumulative effect adjustments discussed above to the Company's consolidated balance sheet, including the impact on accumulated deficit, as of December 31, 2005, as recognized effective January 1, 2006:

	Cumulative Effect Adjustment Recorded in Accumulated Deficit as of January 1, 2006
	Increase (Decrease)
Accounts receivable, trade	$ 14,570
Deferred tax asset	(10,788)
Total current assets	3,782
Property, plant and equipment	3,714
Investment in affiliates	341
Deferred tax asset	(25,662)
Intangible assets (1)	45,641
Total assets	27,816
Accounts payable	(20,639)
Accrued employee related costs	(15,515)
Other accrued expenses	(102,844)
Deferred tax liability	29,649
Total current liabilities	(109,349)
Deferred tax liabilities	1,470
Other long-term liabilities	13,732
Minority interests	295
Total liabilities	(93,852)
Accumulated deficit (aggregate cumulative effect adjustment, net of taxes)	$(121,668)

(1) Includes the impact on previously recorded goodwill related to certain prior period purchase accounting transactions which result from the adjustment to deferred tax assets related to the reversal of the excess accrual balances discussed in footnote (a) above and the item discussed in footnote (h) above.

NOTE 3. TRANSACTIONS

2006 Transactions

CSC Holdings Stock

On April 20, 2006, CSC Holdings issued 2.1 million shares of its common stock, $0.01 par value, to Cablevision Systems Corporation ("Cablevision") in consideration of previous contributions of cash and assets by acquired Cablevision and were assigned to CSC Holdings in prior years.

(Dollars in thousands, except per share amounts)

2005 Transactions

CSC Holdings Stock

In December 2005, CSC Holdings issued 3.1 million shares of common stock, $0.01 par value, to Cablevision in consideration for certain cable systems that Cablevision had acquired and were assigned to CSC Holdings in 1999. The issuance was approved at the time of the assignment but the shares were not issued and delivered until December 2005.

Regional Programming Partners Restructuring

In April 2005, the Company and News Corporation restructured their ownership of Regional Programming Partners. Prior to the April 2005 transaction, Regional Programming Partners was owned 60% by the Company and 40% by News Corporation. As a result of the restructuring, the Company now owns 100% of Madison Square Garden, 100% of Fox Sports Net Chicago (which was shut down in June 2006) and 50% of Fox Sports Net New England and therefore, no portion of the results of operations of these businesses is allocated to minority interests after the acquisition. In connection with the restructuring, these businesses extended the terms of their long-term affiliation agreements with National Sports Partners and their advertising representation agreements with National Advertising Partners.

In connection with its December 2003 purchase of the interests that it did not own in Fox Sports Net Chicago and Fox Sports Net Bay Area, subsidiaries of Regional Programming Partners issued promissory notes in the aggregate amount of $150,000 to News Corporation. As part of the restructuring, those promissory notes and accrued interest of $2,907 were contributed by News Corporation to Regional Programming Partners for no additional consideration and were cancelled without any payment being made on them.

National Sports Partners and National Advertising Partners were owned 50% by the Company and 50% by News Corporation. As a result of the restructuring, the Company no longer owns any interest in National Sports Partners, National Advertising Partners, Fox Sports Net Ohio or Fox Sports Net Florida.

The Company and News Corporation continue to own 60% and 40%, respectively, of Fox Sports Net Bay Area through a separate partnership. The Company continues to manage that network. In connection with the restructuring, Fox Sports Net Bay Area extended the terms of its long-term affiliation agreement with National Sports Partners and its advertising representation agreement with National Advertising Partners.

The Company has accounted for this exchange in accordance with APB Opinion No. 29, Accounting for Nonmonetary Transactions and, accordingly, the Company recorded the transaction with News Corporation at fair value at the date of the restructuring. The Company recorded a gain in discontinued operations of $266,810, net of taxes, in connection with the transfer of the Company's interests in Fox Sports Net Ohio and Fox Sports Net Florida. The Company recorded a gain in continuing operations of $66,558 in connection with the transfer of National Sports Partners and National Advertising Partners. In addition, the excess of the net book value of the assets acquired over the purchase price of $94,320 was allocated to specific assets and liabilities based on fair values as follows:

(Dollars in thousands, except per share amounts)

	Useful Life	
Land and development rights	Indefinite	$ 37,573
Property and equipment, net	2 to 27.5 years	12,396
Amortizable intangible assets:		
Affiliation agreements	4 years	17,951
Affiliation relationships	24 years	85,824
Advertiser relationships	7 years	6,004
Season ticket holder relationships	12 to 15 years	73,124
Suite holder contracts and relationships	3 to 11 years	21,167
Indefinite-lived intangible assets:		
Trademarks		53,880
Sports franchises		96,215
Excess costs over fair value of net assets acquired		(460,853)
Other assets and liabilities, net		9,399
Unfavorable contracts		(47,000)
Net step-down to historical carrying values		$ (94,320)

The Regional Programming Partners restructuring transaction was substantially tax deferred.

The unaudited pro forma revenue, loss from continuing operations, net income (loss), loss per share from continuing operations and net income (loss) per share of the Company, as if the Company's acquisition of the interests in entities exchanged with News Corporation had occurred on January 1, 2005 and 2004, are as follows:

	Years Ended December 31,	
	2005	2004
Revenues	$5,172,478	$4,632,537
Loss from continuing operations	$ (63,795)	$ (460,641)
Net income (loss)	$ 153,058	$ (653,553)

Agreements with EchoStar

In April 2005, subsidiaries of Cablevision and CSC Holdings entered into agreements with EchoStar Communications Corporation ("EchoStar") relating to the launch and operation of the business of Rainbow HD Holdings LLC, the Company's VOOM HD Networks high-definition television programming service. This transaction closed in November 2005. Under those arrangements, EchoStar was initially distributing a portion of the VOOM HD Networks programming service and, beginning in 2006, began carrying 15 of the channels included in the programming service. In connection with the arrangements, EchoStar was issued a 20% interest in Rainbow HD Holdings, the Company's subsidiary owning the VOOM HD Networks, and that 20% interest will not be diluted until $500,000 in cash has been invested in Rainbow HD Holdings' equity by the Company.

Under the terms of the affiliation arrangements with EchoStar covering the VOOM HD Networks for a 15 year term, if Rainbow HD Holdings fails to spend $100,000 per year up to a maximum of $500,000 in the aggregate, on its service offerings, EchoStar may terminate the affiliation agreement. The Company has the right to terminate the affiliation agreement if the VOOM HD Networks are discontinued in the future. The agreements resulted in a non-monetary exchange whereby the Company provided EchoStar a 20% interest in Rainbow HD Holdings in exchange for deferred carriage fees. Accordingly, the Company

(Dollars in thousands, except per share amounts)

recorded deferred carriage fees for the fair value of the 20% interest in Rainbow HD Holdings LLC surrendered of $18,101, which resulted in a gain on the issuance of member's interest by a subsidiary of $10,397 (net of transaction costs of $295 and taxes of $7,409). Since Rainbow HD Holdings LLC is a start-up company, the gain was recorded as an increase to paid-in capital.

2004 Transactions

DTV Norwich

In January 2004, Rainbow DBS Company, LLC, ("Rainbow DBS") an indirect wholly-owned subsidiary of the Company, invested $100 for a 49% interest in DTV Norwich, an entity that acquired licenses at auction from the Federal Communications Commission ("FCC") to provide multichannel video distribution and data service ("MVDDS") in 46 metropolitan areas in the United States. In connection with the equity investment, the Company loaned DTV Norwich an additional $84,600 for the acquisition of these licenses (the "DTV Norwich Transaction"). Under the terms of the promissory note with DTV Norwich, the loan was forgiven when the FCC granted the MVDDS licenses to DTV Norwich on July 27, 2004 and September 23, 2004.

Rainbow DBS also agreed to a put/call option with the other investor in DTV Norwich. Rainbow DBS had a call option to purchase an additional 41% membership interest in DTV Norwich at an exercise price of $4,230. Rainbow DBS exercised its call option on October 29, 2004. Rainbow DBS received FCC approval to acquire the 41% membership interest which gave Rainbow DBS control of this entity. The other investor has the right, for ten years, to put its remaining 10% interest to Rainbow DBS at fair value to be determined by a process involving independent valuation experts.

Pursuant to FASB Interpretation No. 46R ("FIN No. 46R"), Consolidation of Variable Interest Entities, this entity was consolidated with the Company as of the date of the transaction, January 2004, since it did not have sufficient equity to demonstrate that it could finance its activities without additional subordinated financial support. The acquired licenses were recorded as other intangible assets and were deemed to have indefinite lives. Since this variable interest entity is not considered a business pursuant to FIN No. 46R, the excess of the fair value of the consideration paid and the newly consolidated non-controlling interest over the fair value of the newly consolidated identifiable assets, of $7,436 net of taxes of $5,384, was recorded as an extraordinary loss. In connection with the Company's decision in December 2004 to seek strategic alternatives for the Rainbow DBS business, the Company reduced the carrying value of the acquired licenses to their estimated fair value of $6,113 based on available MVDDS auction value information.

NOTE 4. RESTRUCTURING CHARGES

In December 2001, the Company recorded restructuring charges of $56,442 (including $13,720 for discontinued operations) which included expenses of $21,018 (including $9,403 for discontinued operations) associated with the elimination of approximately 600 positions, primarily in corporate, administrative and infrastructure functions across various business units of the Company, and estimated expenses of $35,424 (including $4,317 for discontinued operations) associated with facility realignment and other related costs.

In 2002, the Company announced a new operating plan and restructuring which included the closing of 26 retail electronics store locations, the consolidation of customer service call centers, and the elimination of certain staff positions. Additionally, the Company reached an agreement with its supplier of set top boxes

(Dollars in thousands, except per share amounts)

which reduced the Company's purchase commitments for set top boxes from $378,500 in 2002, $378,500 in 2003, and $567,750 in 2004 to a total remaining commitment of $87,500 in 2002 and nothing thereafter and required the Company to make certain other cash payments aggregating $50,000 plus interest on a portion of such amount with respect to, among other things, a license for certain software (valued at $17,500 based on an independent appraisal). In connection with this plan, the Company recorded restructuring charges of $85,965 (including $11,553 for discontinued operations) which included $22,072 (including $3,642 for discontinued operations) associated with the elimination of approximately 3,000 positions, $31,393 (including $7,911 for discontinued operations) associated with facility realignment and other related costs and $32,500 associated with the reduction in required digital set top box commitments.

In 2003, the Company eliminated staff positions and incurred severance costs aggregating $6,111.

During 2006, 2005 and 2004, the Company recorded restructuring charges aggregating $392, $1,024 and $4,756, respectively, associated with the elimination of certain positions in various business units of the Company and facility realignment costs.

At December 31, 2006, the restructuring liability of $4,201 was classified as a current liability in the consolidated balance sheet.

(Dollars in thousands, except per share amounts)

The following table summarizes the restructuring liability, net of related sublease amounts, at December 31, 2006:

	2001 Plan	2001 Plan	2002 Plan	2002 Plan	2003 Plan	2004 Plan	2005 Plan	2006 Plan
	Employee Severance	Facility Realignment and Other Costs (b)	Employee Severance	Facility Realignment and Other Costs (a) (b)	Employee Severance	Employee Severance	Employee Severance	Facility Realignment
Balance at December 31, 2003	$ 3	$19,212	$ 207	$ 39,623	$ 2,258	$ -	$ -	$ -
Additional charges (credits)	-	(5,589)	(68)	(172)	238	4,756	-	-
Payments	(3)	(7,242)	(139)	(9,218)	(2,418)	(3,818)	-	-
Balance at December 31, 2004	-	6,381	-	30,233	78	938	-	-
Additional charges (credits)	-	(1,480)	-	(578)	234	263	1,024	-
Payments	-	(3,114)	-	(28,857)	(312)	(1,201)	(1,001)	-
Balance at December 31, 2005	-	1,787	-	798	-	-	23	-
Additional charges (credits)	-	(4,521)	-	525	-	-	(23)	392
Payments and accrual of sublease receivable, net	-	2,734	-	(1,323)	-	-	-	(290)
Accrued restructuring balance at December 31, 2006	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 102

(a) In August 2005, the Company made a $25,000 payment to satisfy its required commitment with a supplier associated with the 2002 restructuring plan.

(b) For the year ended December 31, 2006, the Company recorded restructuring credits of $3,996 relating primarily to changes to the Company's previous estimates recorded in connection with the 2001 and 2002 facility realignment. Based on the restructuring credits recorded and payments made by the Company, the restructuring liability relating to these plans, net of sublease amounts, as of December 31, 2006 was zero.

In addition to the facility realignment charges of $392 in 2006 which are expected to be completed by June 2009, the Company recorded restructuring charges of $143 associated with the elimination of approximately ten positions at a programming business within the Rainbow segment (which was fully paid as of December 31, 2006).

(Dollars in thousands, except per share amounts)

The cumulative amount of restructuring charges incurred by the Company for continuing operations for each of the restructuring plans are as follows:

	2001 Plan	2002 Plan	2003 Plan	2004 Plan	2005 Plan	2006 Plan	Total
Employee severance	$15,108	$19,586	$6,583	$5,019	$1,001	$143	$ 47,440
Facility realignment and other costs	23,234	54,545	-	-	-	392	78,171
Cumulative restructuring charges recognized as of December 31, 2006	$38,342	$74,131	$6,583	$5,019	$1,001	$535	$125,611

NOTE 5. IMPAIRMENT CHARGES

In connection with the Company's Board of Directors' decision in December 2004 to suspend pursuing the spin-off of its Rainbow Media Enterprises subsidiary and instead to pursue strategic alternatives for its Rainbow DBS business, the Company performed a review of its assets for recoverability. The Company recorded an impairment charge of $90,540 included in depreciation and amortization expense relating to long-lived assets and other indefinite-lived intangible assets and a charge of $75,805 included in technical and operating expenses representing the write down of certain film and programming contracts of the VOOM HD Networks within the Rainbow segment. In addition, the Company recorded an impairment charge of $155,415 reflecting the excess of the carrying value over the estimated fair value of long-term assets and goodwill and other indefinite-lived intangible assets and a charge of $33,052 representing the write-off of equipment inventory and deposits which have been recorded in discontinued operations. The impairment charges related to film and programming contracts, equipment inventory and deposits are based on net realizable value and the impairment charges related to goodwill, intangible and long-lived assets are based on estimates of fair value of those assets.

The Company recorded impairment charges of $2,394, included in depreciation and amortization, relating to certain other long-lived assets deemed impaired within its theater operations and Rainbow segment in 2004.

In 2005, the Company recorded impairment charges of $7,697, included in depreciation and amortization, primarily for certain long-lived assets and intangibles within its Rainbow segment and theater operations.

During 2006, the Company recorded impairment charges of $2,104, included in depreciation and amortization, primarily for certain long-lived assets and intangibles within its theater operations and PVI Virtual Media business.

As part of its periodic review of expected programming usefulness, the Company recorded an impairment loss of $1,640, $663 and $297 in 2006, 2005 and 2004, respectively. Such amounts represent the write-off of the carrying value of certain film and programming contracts of the Company's Rainbow segment and are included in technical and operating expense.

(Dollars in thousands, except per share amounts)

In June 2006, the operations of the Fox Sports Net Chicago programming business were shut down. In connection with the shut down, the Company recorded a goodwill impairment charge of $5,121 which was classified in discontinued operations.

NOTE 6. DISCONTINUED OPERATIONS AND ASSETS AND LIABILITIES HELD FOR SALE

The operating results of Fox Sports Net Ohio and Fox Sports Net Florida (in connection with the Regional Programming Partners restructuring in April 2005), Fox Sports Net Chicago and the Rainbow DBS satellite distribution business (in connection with the Board of Directors' authorization to shut down the business), net of taxes, have been classified in the consolidated statements of operations as discontinued operations for all periods presented. Operating results of discontinued operations for the years ended December 31, 2006, 2005 and 2004 are summarized below:

	Year Ended December 31, 2006			
	Fox Sports Net Chicago (a)	Rainbow DBS Satellite Distribution Business (b)	Other	Total
Revenues, net	$ 79,204	$ -	$ -	$79,204
Income (loss) before income taxes	$ 72,985	$(56,741)	$(62)	$16,182
Income tax benefit (expense)	(32,030)	23,269	25	(8,736)
Net income (loss)	$ 40,955	$(33,472)	$(37)	$ 7,446

(a) Revenues, net includes $77,996 representing the collection in June 2006 of affiliate revenue from a cable affiliate, including $71,396 relating to periods prior to 2006, that had not been previously recognized due to a contractual dispute. The underlying contract was terminated in June 2006 and no further payments will be received under this contract.

(b) Income (loss) before income taxes includes the recognition of the Make Whole Payment obligation due to Loral Space and Communications Holding Corporation (see discussion below).

	Year Ended December 31, 2005				
	Fox Sports Net Chicago	Fox Sports Net Ohio and Fox Sports Net Florida	Rainbow DBS Satellite Distribution Business	Other	Total
Revenues, net	$ 3,433	$ 40,018	$ 8,776	$ -	$ 52,227
Income (loss) before income taxes	$ 2,743	$ 466,460	$(102,983)	$ 4,405	$ 370,625
Income tax benefit (expense)	(1,123)	(192,998)	42,151	(1,802)	(153,772)
Net income (loss) including gain on restructuring of Regional Programming Partners of $266,810, and other gain of $2,618, net of taxes	$ 1,620	$ 273,462	$ (60,832)	$ 2,603	$ 216,853

(Dollars in thousands, except per share amounts)

For the year ended December 31, 2005, the Company recorded a gain, net of taxes, of $2,521, primarily representing the transfer of the Company's ownership interest in a subsidiary of PVI to PVI's minority partner for the minority partner's remaining ownership interest in PVI. In addition, the Company recorded a gain, net of taxes, of $97 for the year ended December 31, 2005 that related primarily to a reduction of health and welfare expenses in connection with the transfer of the retail electronics business.

	Year Ended December 31, 2004				
	Fox Sports Net Chicago	Fox Sports Net Ohio and Fox Sports Net Florida	Rainbow DBS Satellite Distribution Business	Other	Total
Revenues, net	$117,500	$168,085	$ 14,742	$ -	$ 300,327
Income (loss) before income taxes	$ 23,136	$ 39,054	$(375,345)	$(6,954)	$(320,109)
Income tax benefit (expense)	(9,555)	(16,130)	155,018	5,300	134,633
Net income (loss)	$ 13,581	$ 22,924	$(220,327)	$(1,654)	$(185,476)

For the year ended December 31, 2004, the Company recorded losses, net of taxes, of $1,092, representing the finalization of film asset adjustments that relate to the sale of the Bravo programming business in 2002. In addition, the Company recorded losses, net of taxes, of $562 for the year ended December 31, 2004 that related primarily to estimated legal and payroll tax settlements in connection with the transfer of the retail electronics business.

Rainbow DBS

In April 2005, the operations of the Rainbow DBS satellite distribution business were shut down. In connection with the shut down, certain assets of the business, including the Rainbow 1 direct broadcast satellite and certain other related assets were sold to a subsidiary of EchoStar for $200,000 in cash. This transaction closed in November 2005. In addition, Rainbow DBS had FCC licenses to construct, launch and operate five fixed service Ka-band satellites and had entered into a contract in November 2004 for the construction by Lockheed Martin of these five Ka-band satellites at a cost of $740,000. Rainbow DBS had the right to terminate the contract at any time, subject to certain maximum termination liabilities. Rainbow DBS exercised this right on November 21, 2005, and the amount paid to Lockheed Martin in excess of the termination liability was repaid to the Company in March 2006.

In September 2005, Loral filed an action against Cablevision and Rainbow DBS for breach of contract based on a letter agreement dated March 23, 2001 ("the Letter Agreement") between Loral and Rainbow DBS. Loral alleges that the sale of the Rainbow-1 satellite and related assets to EchoStar constituted a sale of "substantially all of the assets of Rainbow DBS" triggering a "Make Whole Payment" under the Letter Agreement of $33,000 plus interest. A trial in this matter took place in January 2007 in New York Supreme Court for New York County. On January 24, 2007, the jury returned a verdict finding that the EchoStar sale had triggered a Make Whole Payment under the Letter Agreement, requiring a payment to Loral of $50,898, including interest, which has been accrued for as of December 31, 2006 and reflected as an expense in discontinued operations. Cablevision and Rainbow DBS have filed a motion for judgment as a matter of law, or in the alternative for a new trial, which is pending.

(Dollars in thousands, except per share amounts)

Certain assets of the Rainbow DBS satellite distribution business, previously included in the Rainbow DBS segment, amounting to $7,557, had been classified as assets held for sale in the consolidated balance sheet of the Company at December 31, 2005. These assets related to the direct broadcast satellite television business of Rainbow DBS and consisted of equipment and other assets. In the first quarter of 2006, the Company recorded an impairment loss of $7,179 which has been classified in discontinued operations. In the second quarter of 2006, the assets were sold.

Fox Sports Net Chicago

In June 2006, the operations of the Fox Sports Net Chicago programming business were shut down. In connection with the shut down, the Company recorded a goodwill impairment charge of $5,121 which was classified in discontinued operations.

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

Costs incurred in the construction of the Company's cable television system, including line extensions to, and upgrade of, the Company's hybrid fiber-coaxial infrastructure and headend facilities are capitalized. These costs consist of materials, subcontractor labor, direct consulting fees, and internal labor and related costs associated with the construction activities. The internal costs that are capitalized consist of salaries and benefits of Company employees and the portion of facility costs, including rent, taxes, insurance and utilities, that supports the construction activities. These costs are depreciated over the estimated life of the plant (12-25 years), and headend facilities (4-15 years). Costs of operating the plant and the technical facilities, including repairs and maintenance and call completion fees, are expensed as incurred.

Costs incurred to connect businesses or residences that have not been previously connected to the infrastructure or digital platform are also capitalized. These costs include materials, subcontractor labor, internal labor to connect, provision and provide on-site and remote technical assistance and other related costs associated with the connection activities. In addition, on-site and remote technical assistance during the provisioning process for new digital product offerings are capitalized. The departmental activities supporting the connection process are tracked through specific metrics, and the portion of departmental costs that is capitalized is determined through a time weighted activity allocation of costs incurred based on time studies used to estimate the average time spent on each activity. New connections are amortized over 5 years or 12 years for residence wiring and feeder cable to the home, respectively. The portion of departmental costs related to reconnection, programming service up- and down- grade, repair and maintenance, and disconnection activities are expensed as incurred.

(Dollars in thousands, except per share amounts)

Property, plant and equipment (including equipment under capital leases) consist of the following assets, which are depreciated or amortized on a straight-line basis over the estimated useful lives shown below:

	December 31, 2006	December 31, 2005	Estimated Useful Lives
Customer equipment	$1,565,089	$1,359,758	3 to 5 years
Headends and related equipment	610,563	578,880	4 to 15 years
Central office equipment	456,670	397,450	5 to 10 years
Infrastructure	4,599,159	4,391,527	3 to 25 years
Program, service and data processing equipment	1,254,713	1,201,999	2 to 13 years
Microwave equipment	37,484	35,084	5 to 8 years
Construction in progress (including materials and supplies)	68,136	63,157	-
Furniture and fixtures	171,311	163,035	3 to 10 years
Transportation equipment	228,414	217,604	3 to 15 years
Buildings and building improvements	368,921	358,140	2 to 40 years
Leasehold improvements	531,471	516,452	Term of lease
Land	79,989	79,985	-
	9,971,920	9,363,071	
Less accumulated depreciation and amortization	6,257,078	5,494,994	
	$3,714,842	$3,868,077	

Depreciation expense on property, plant and equipment (including capital leases) for the years ended December 31, 2006, 2005 and 2004 amounted to $1,034,628, $981,057 and $967,306 (including impairments of $1,205, $2,734 and $14,437 in 2006, 2005 and 2004), respectively.

At December 31, 2006 and 2005, the gross amount of equipment and related accumulated amortization recorded under capital leases were as follows:

	December 31, 2006	December 31, 2005
Equipment	$122,400	$113,766
Less accumulated amortization	75,817	67,443
	$ 46,583	$ 46,323

(Dollars in thousands, except per share amounts)

NOTE 8. INTANGIBLE ASSETS

The following table summarizes information relating to the Company's acquired intangible assets at December 31, 2006 and 2005:

	December 31, 2006	December 31, 2005	Estimated Useful Lives
Gross carrying amount of amortizable intangible assets			
Affiliation relationships and affiliation agreements	$ 783,774	$ 782,367	4 to 24 years
Broadcast rights and other agreements	86,748	86,748	10 to 11 years
Season ticket holder relationships	75,005	75,005	10 to 15 years
Suite holder contracts and relationships	21,167	21,167	3 to 11 years
Advertiser relationships	104,071	104,071	7 to 10 years
Other intangibles	40,819	87,400	1 to 20 years
	1,111,584	1,156,758	
Accumulated amortization			
Affiliation relationships and affiliation agreements	366,888	305,677	
Broadcast rights and other agreements	50,746	44,075	
Season ticket holder relationships	10,027	4,576	
Suite holder contracts and relationships	5,815	2,491	
Advertiser relationships	42,814	31,315	
Other intangibles	19,139	29,810	
	495,429	417,944	
Indefinite-lived intangible assets			
Franchises	731,848	731,848	
Sports franchises	96,215	96,215	
FCC licenses and other intangibles	11,936	19,076	
Trademarks	53,880	53,880	
Excess costs over the fair value of net assets acquired	1,032,117	993,426	
	1,925,996	1,894,445	
Total intangible assets, net	$2,542,151	$2,633,259	
Aggregate amortization expense			
Years ended December 31, 2006 and 2005 (excluding impairment charges of $899 and $4,963, respectively)	$ 93,286	$ 97,623	
Estimated amortization expense			
Year ending December 31, 2007	$ 91,553		
Year ending December 31, 2008	89,112		
Year ending December 31, 2009	82,699		
Year ending December 31, 2010	79,637		
Year ending December 31, 2011	78,838		

(Dollars in thousands, except per share amounts)

The changes in the carrying amount of excess costs over the fair value of net assets acquired for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Tele-communications	MSG	Rainbow	Other	Total Company
Balance as of December 31, 2004	$206,971	$1,152,131	$ 70,722	$13,558	$1,443,382
Adjustments recorded in connection with the Regional Programming Partners restructuring	-	(460,853)	14,026	-	(446,827)
Reclassification as a result of the Regional Programming Partners restructuring	-	32,755	(32,755)	-	-
Impairment loss	-	-	(4,963)	-	(4,963)
Other	-	-	935	899	1,834
Balance as of December 31, 2005	206,971	724,033	47,965	14,457	993,426
Cumulative effect of adjustments resulting from the adoption of SAB No. 108 (Note 2)	-	14,228	30,483	-	44,711
Adjusted balance at January 1, 2006	206,971	738,261	78,448	14,457	1,038,137
Impairment loss - continuing operations	-	-	-	(899)	(899)
Impairment loss - discontinued operations (Note 6)	-	-	(5,121)	-	(5,121)
Balance as of December 31, 2006	$206,971	$ 738,261	$ 73,327	$13,558	$1,032,117

See Note 3 for a discussion of changes to acquired intangible assets primarily as a result of the Regional Programming Partners restructuring in 2005.

(Dollars in thousands, except per share amounts)

NOTE 9. DEBT

Bank Debt

The Company's outstanding bank debt at December 31, 2006 and 2005 is as follows:

	December 31, 2006	December 31, 2005
Restricted Group:		
Restricted Group credit facility (terminated in 2006)	$ -	$1,256,000
Term A-1 credit facility	1,000,000	-
Term B credit facility	3,482,500	-
	4,482,500	1,256,000
Rainbow National Services:		
Credit facility (terminated in 2006)	-	595,500
Term A credit facility	500,000	-
Revolving credit facility	10,000	-
	$4,992,500	$1,851,500

Restricted Group

On February 24, 2006, the Restricted Group (comprised primarily of the CSC Holdings' cable television subsidiaries and its commercial data and voice services subsidiary) entered into a $2,400,000 credit facility with a group of banks consisting of three components: a $1,000,000 revolver that was undrawn at December 31, 2006, a $1,000,000 term A-1 loan facility and a $400,000 term A-2 loan facility that has since been refinanced and repaid in full, as described below. Approximately $1,300,000 of the $1,400,000 proceeds received from the term loans under the new credit facility was used to repay the outstanding borrowings and accrued interest under the prior Restricted Group credit facility that was scheduled to mature in June 2006, and fees and expenses. On March 29, 2006, the Restricted Group entered into a new $3,500,000 term B loan facility, of which approximately $400,000 of the proceeds was used to prepay the outstanding borrowings of the term A-2 loan facility, including accrued interest, and fees and expenses. The balance of the outstanding term B loan facility borrowings was invested in short-term AAA rated funds until approval of the special dividend by the Company's Board of Directors. On April 24, 2006 the approved special dividend was paid (see Note 22).

The three components of the new Restricted Group credit facility, the $1,000,000 revolver, the $1,000,000 term A-1 loan facility and the $3,500,000 term B loan facility, are direct obligations of CSC Holdings, guaranteed by most Restricted Group subsidiaries and secured by the pledge of the stock of most Restricted Group subsidiaries. As of December 31, 2006, $51,994 of the $1,000,000 revolving credit facility was restricted for certain letters of credit issued on behalf of CSC Holdings. The revolving credit facility and the term A-1 loan facility mature in six years in February 2012 and the term B loan facility matures in seven years in March 2013. The revolver has no required interim repayments, the $1,000,000 term A-1 loan facility requires quarterly repayments aggregating 0% in year one, 5% in each of years two and three, 25% in each of years four and five, and 40% in the final year and the $3,500,000 term B loan facility is subject to quarterly repayments totaling 1% ($8,750 per quarter) in each of years one through six and 94% ($822,500 per quarter) in the final year. The interest rate on the term A-1 loan facility varies, depending on the Restricted Group's cash flow ratio (as defined), from .75% to 1.75% over the Eurodollar Rate for Eurodollar-based borrowings and from zero to .75% over the Base Rate for Base Rate Borrowings (as defined). The interest rate on the borrowings under the term B loan facility is the

(Dollars in thousands, except per share amounts)

Eurodollar Rate (as defined) plus 1.75% or prime rate plus .75%, at the Company's election. The weighted average interest rates as of December 31, 2006 on borrowings under the term A-1 loan facility and term B loan facility was 6.62% and 7.12%, respectively.

The principal financial covenants, which are not identical for the revolving credit facility and the term A-1 loan facility, on the one hand, and the term B loan facility, on the other, include (i) under the revolving credit facility and the term A-1 loan facility, maximum total leverage of 7.50 to 1 with subsequent stepdowns over the life of the revolving credit facility and the term A-1 loan facility until reaching 4.50 to 1 for periods beginning on and after January 1, 2010, (ii) under the revolving credit facility and the term A-1 loan facility, maximum senior secured leverage of 4.00 times cash flow through December 31, 2006 with annual stepdowns thereafter over the life of the revolving credit facility and the term A-1 loan facility until reaching 3.00 to 1 for periods beginning on and after January 1, 2010, (iii) under the revolving credit facility and the term A-1 loan facility, minimum ratios for cash flow to interest expense of 1.75 to 1 initially, increasing to 2.00 to 1 on and after July 1, 2007, and (iv) under the revolving credit facility and the term A-1 loan facility, a minimum ratio of cash flow less cash taxes to total debt expense (defined to include interest expense, certain payments of principal and dividends paid by CSC Holdings to Cablevision to permit Cablevision to pay interest and certain principal payments on its debt) of 1.50 to 1. These covenants and restrictions on the permitted use of borrowed funds in the revolving credit facility may limit the Company's ability to utilize all of the undrawn revolver funds. Additional covenants include limitations on liens and the issuance of additional debt.

Under the term B loan facility, the Company is limited in its ability to incur additional indebtedness based on a maximum ratio of total indebtedness to cash flow (as defined in the term B loan facility) of 7.50 to 1 with subsequent stepdowns over the life of the term B loan facility until reaching 5.00 to 1 for periods beginning on and after January 1, 2010 and a maximum senior secured leverage ratio of 4.50 times cash flow (as defined in the term B loan facility).

Under the revolving credit facility and the term A-1 loan facility, there are generally no restrictions on investments that the Restricted Group may make, provided it is not in default. The Restricted Group can make distributions or other restricted payments so long as CSC Holdings is not in default, but there is a limitation (initially $200,000, subject to increase to reflect capital contributions or issuance of equity interests) on restricted payments during any period when the cash flow leverage ratio is greater than 6.0 to 1. The $200,000 limitation does not apply to restricted payments by CSC Holdings to Cablevision to be used by Cablevision to make scheduled payments of principal or interest on its indebtedness. Under the term B loan facility, there also are generally no restrictions on investments that the Restricted Group may make provided it is not in default; however, CSC Holdings must also remain in compliance with the maximum ratio of total indebtedness to cash flow and the maximum senior secured leverage ratio. The Restricted Group's ability to make restricted payments is also limited by provisions in the term B loan facility and the indentures covering the Company's notes and debentures.

In connection with the repayment of the term A-2 loan facility and the prior Restricted Group credit facility, the Company wrote off $4,587 of unamortized deferred financing costs and in connection with the new Restricted Group credit facility, related costs of $42,004 were recorded as deferred financing costs.

(Dollars in thousands, except per share amounts)

Rainbow National Services

On July 5, 2006, Rainbow National Services LLC ("RNS"), an indirect wholly-owned subsidiary of the Company, entered into a replacement bank facility (the "New RNS Credit Facility") providing for an $800,000 senior secured facility which consists of a $500,000 term A loan facility and a $300,000 revolving credit facility which was used primarily to refinance its then existing credit facility. The term A loan facility matures June 30, 2013 and the revolving credit facility matures June 30, 2012. The New RNS Credit Facility allows RNS to utilize up to $50,000 of the revolving credit facility for letters of credit and up to $5,000 for a swing loan. Further, the New RNS Credit Facility provides for an incremental facility of up to $925,000, provided that it be for a minimum amount of $100,000. If an incremental facility is established, RNS and the lenders will enter into a supplement to the New RNS Credit Facility with terms and conditions that are no more restrictive than those of the New RNS Credit Facility. There are no commitments from the lenders to fund an incremental facility.

On July 5, 2006, RNS borrowed the entire $500,000 term A loan facility and $10,000 under the revolving credit facility. RNS used the $510,000 borrowed under the New RNS Credit Facility and $88,048 of additional available cash to repay all of its outstanding borrowings, accrued interest and fees due under its August 2004 $950,000 senior secured credit facility of which $592,500 was outstanding under a term loan at July 5, 2006 (scheduled to mature March 31, 2012) and to pay certain fees and expenses incurred in connection with the New RNS Credit Facility. RNS may use future borrowings under the credit agreement to make investments, distributions, and other payments permitted under the New RNS Credit Facility and for general corporate purposes. The borrowings under the New RNS Credit Facility may be repaid without penalty at any time. At December 31, 2006, $500,000 was outstanding under the term A loan and $10,000 was outstanding under the revolving credit facility. RNS had $290,000 in undrawn revolver commitments at December 31, 2006.

Borrowings under the New RNS Credit Facility are direct obligations of RNS which are guaranteed jointly and severally by substantially all of its subsidiaries and by Rainbow Programming Holdings LLC, the direct parent of RNS, and are secured by the pledge of the stock of RNS and substantially all of its subsidiaries and all of the other assets of RNS and substantially all of its subsidiaries (subject to certain limited exceptions). Borrowings under the New RNS Credit Facility bear interest based on either the Base Rate (the greater of the Federal Funds Rate plus 0.5% and the prime rate (as defined in the New RNS Credit Facility)), or the Eurodollar Rate (as defined in the New RNS Credit Facility). The interest rate under the New RNS Credit Facility varies, depending on RNS' cash flow ratio (as defined in the New RNS Credit Facility) from 1.0% to 1.5% over the Eurodollar Rate for Eurodollar-based borrowings and from zero to 0.5% over the Base Rate for Base Rate borrowings. On December 31, 2006, the interest rate on the term A loan facility and the revolving credit facility was 6.62% and 6.60%, respectively. The term A loan is to be repaid in quarterly installments of 1.25% of the original outstanding balance ($6,250) from March 31, 2008 until December 31, 2010, 2.5% of the original outstanding balance ($12,500) from March 31, 2011 until December 31, 2012, and 32.5% of the original outstanding balance ($162,500) on March 31, 2013 and June 30, 2013, the term A loan maturity date. Any amounts outstanding under the revolving credit facility are due at maturity on June 30, 2012.

The financial covenants consist of (i) a minimum ratio of operating cash flow to total interest expense for each quarter (all as defined in the New RNS Credit Facility) of 1.75 to 1, (ii) a maximum cash flow ratio of total indebtedness to annualized operating cash flow (as defined in the New RNS Credit Facility) of 6.75 to 1 through June 30, 2008, decreasing thereafter to 6.25 to 1, and (iii) a maximum senior secured leverage ratio of senior secured debt to annualized operating cash flow (as defined in the New RNS Credit

(Dollars in thousands, except per share amounts)

Facility) of 5.50 to 1. Additional covenants include restrictions on indebtedness, guarantees, liens, investments, dividends and distributions and transactions with affiliates.

RNS is obligated to pay fees of 0.375% per annum on any undrawn revolver commitment.

In connection with the New RNS Credit Facility, RNS incurred deferred financing costs of $5,536, which are being amortized to interest expense over the term of the New RNS Credit Facility. The Company recorded $6,084 as a write-off of deferred financing costs associated with the repayment of the August 2004 credit facility in 2006.

Rainbow Media Holdings

In December 2003, Rainbow Media Holdings, a wholly-owned subsidiary of CSC Holdings entered into an $823,000 credit facility consisting of a $200,000 revolving credit facility and a $623,000 term loan, maturing on March 31, 2008 and March 31, 2009, respectively. At December 31, 2003, the weighted average rate of interest was 3.57%.

Loans under the Rainbow Media Holdings credit facility bore interest at the Eurodollar rate plus a margin based upon Rainbow Media Holdings' leverage ratio.

In August 2004, RNS distributed approximately $704,900 to Rainbow Media Holdings which it used to repay all outstanding amounts under its credit facility and collateralized outstanding letters of credit. Such proceeds were obtained through the issuance of bank debt and the issuance of senior and senior subordinated notes by RNS. The Company wrote off $12,694 of unamortized deferred financing costs in connection with the termination of the credit facility in 2004.

Madison Square Garden

Madison Square Garden, L.P. ("MSG"), a wholly-owned indirect subsidiary of Rainbow Media Holdings, had a $500,000 revolving credit facility with a group of banks which was to mature on December 31, 2004. MSG had pledged substantially all of its assets as collateral under the credit facility. Loans under the MSG credit facility bore interest at either prime rate or a Eurodollar rate plus a margin based upon MSG's consolidated leverage ratio. At December 31, 2003, loans outstanding amounted to $110,000, and bore interest at a weighted average rate of 1.93%. In March 2004, borrowings under the credit facility were repaid in full and the credit facility was terminated with proceeds from a $146,000 equity contribution from its direct parent, Regional Programming Partners. The Company wrote off $1,187 of unamortized deferred financing costs in connection with the termination of the MSG credit facility in 2004.

(Dollars in thousands, except per share amounts)

Senior Notes and Debentures

The following table summarizes the Company's senior notes and debentures:

Issuer	Date Issued	Maturity Date	Rate	Face Amount	Carrying Amount at December 31, 2006	Carrying Amount at December 31, 2005
CSC Holdings [a]	December 1997	December 2007	7.875%	$ 500,000	$ 499,952	$ 499,896
CSC Holdings [b] [d]	April 2004	April 2012	6.75%	500,000	500,000	500,000
CSC Holdings [a]	July 1999	July 2009	8.125%	500,000	499,423	499,191
CSC Holdings [a]	July 1998	July 2008	7.25%	500,000	500,000	500,000
CSC Holdings [a]	July 1998	July 2018	7.625%	500,000	499,714	499,689
CSC Holdings [a]	February 1998	February 2018	7.875%	300,000	298,088	297,918
CSC Holdings [a]	August 1997	August 2009	8.125%	400,000	399,668	399,544
CSC Holdings [a]	March 2001	April 2011	7.625%	1,000,000	998,635	998,315
RNS [c]	August 2004	September 2012	8.75%	300,000	298,476	298,207
				$4,500,000	$4,493,956	$4,492,760

(a) These notes are not redeemable by the Company prior to maturity.

(b) The Company may redeem some or all of the notes at any time at a make-whole redemption price calculated by reference to market interest rates for comparable maturity treasury notes plus a spread.

(c) The senior notes are redeemable, in whole or in part, at a redemption price equal to 104.375% of face value at any time on or after September 1, 2008, 102.188% of face value on or after September 1, 2009, and 100% of face value on or after September 1, 2010. In addition, the Company may redeem up to 35% of the senior notes before September 1, 2007 at a redemption price of 108.75% of the principal amounts, with the net cash proceeds from specified equity offerings (as defined under the terms of the indentures) provided that at least 65% of the aggregate principal amount of the notes remains outstanding immediately subsequent to the redemption.

(d) These notes have not been exchanged as required by the purchase agreement under which the notes were sold and consequently, the interest rate has increased from 6.75% to 7.25% until the exchange is accomplished. Upon exchange, the interest rate would revert to 6.75%.

The indentures under which the senior notes and debentures were issued contain various covenants, which are generally less restrictive than those contained in the credit agreement of the issuer.

(Dollars in thousands, except per share amounts)

Senior Subordinated Notes and Debentures

The following table summarizes the Company's senior subordinated notes and debentures:

	Principal Amount	Carrying Amount at December 31, 2006	Carrying Amount at December 31, 2005	Redemption [b] Date	Redemption [b] Price
RNS 10-3/8% Senior Subordinated Notes due 2014 issued August 2004 [a]........	$ 500,000	$497,011	$496,621	September 1, 2009 September 1, 2010 September 1, 2011 September 1, 2012	105.188% 103.458% 101.729% 100%
CSC Holdings 10-1/2% Senior Subordinated Debentures due 2016, issued May 1996 (d)...........	250,000	-	250,000		
CSC Holdings 9-7/8% Senior Subordinated Debentures due 2013, issued February 1993(c)......	200,000	-	-		
CSC Holdings 9-7/8% Senior Subordinated Debentures due 2023, issued April 1993(c)...........	150,000	-	-		
	$1,100,000	$497,011	$746,621		

(a) These notes were discounted $3,915 upon original issuance. The Company may redeem up to 35% of the senior subordinated notes before September 1, 2007 at a redemption price of 110.375% of the principal amounts, with the net cash proceeds from specified equity offerings (as defined under the terms of the indenture) provided that at least 65% of the aggregate principal amount of the notes remains outstanding immediately subsequent to the redemption.

(b) The notes/debentures are redeemable, at the Company's option, in whole or in part, on the redemption dates listed at the respective percentage of the principal amount and one year after the last date above at 100% of the aggregate principal amount, in each case together with accrued interest to the redemption date.

(c) In May 2004, the Company redeemed these senior subordinated debentures. In connection with these redemptions, the Company recognized a loss of $14,325 representing primarily the redemption premiums paid.

(d) In June 2006, the Company redeemed these senior subordinated debentures at a redemption price of 105.25%. In connection with the redemption, the Company recognized a loss on extinguishment of debt of $13,125, representing the redemption premiums paid, and wrote off the remaining deferred financing costs of $3,412.

The indentures under which the senior subordinated notes and debentures were issued contain various covenants, which are generally less restrictive than those contained in the credit agreement of the issuer.

Debt Covenant Compliance

CSC Holdings Credit Agreement:

On August 29, 2006, the Company advised the agent bank and the lenders under the new Restricted Group credit facility that due to the expected restatement of its financial statements resulting from the stock option review discussed in Note 18, it was unable to comply with its covenant to deliver financial information, due on that date, with respect to the periods ended June 30, 2005 and 2006. Under the new Restricted Group credit facility, the covenant noncompliance would become an event of default if the noncompliance remained unremedied for 30 days after notice from the agent bank or any lender (other

(Dollars in thousands, except per share amounts)

than a lender under the term B facility), or for 60 days after notice from the agent bank or term B lenders holding at least 25% of the term B facility.

On August 29, 2006, the lenders under the new Restricted Group credit facility, other than the term B lenders, agreed to waive until September 22, 2006 any default resulting from the covenant noncompliance under the new Restricted Group credit facility due to the expected restatement so notice of default could not be given by such a lender until September 25, 2006 at the earliest and the Restricted Group would have 30 days from the date of any such notice to cure the default. The Company delivered all required information under the new Restricted Group credit facility on September 21, 2006 and the information delivery covenant noncompliance was cured by that delivery.

The Restricted Group did not obtain a waiver of the default resulting from the covenant noncompliance from the lenders holding term B loans under the new Restricted Group credit facility and, on September 7, 2006, the bank serving as administrative agent under the new Restricted Group credit facility gave a notice of default to the Company with respect to such term B covenant noncompliance. As a result, the Restricted Group had 60 days (until November 6, 2006) to cure its noncompliance with the financial information covenant. The Company delivered all required information under the new Restricted Group credit facility on September 21, 2006 and the information delivery covenant noncompliance was cured by that delivery.

CSC Holdings Indentures:

As a result of not filing their Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 by September 8, 2006, the Company was not in compliance with the information delivery and filing requirements under the indentures relating to its notes and debentures. Such noncompliance would become an event of default as to any series of notes or debentures if the Company, as the case may be, received notice of such default from the trustee or the holders of at least 25% of the securities of that series and failed to cure the covenant noncompliance within 60 days after receipt of the notice. On September 12, 2006, the Company received a letter from an investment manager stating that it was acting for funds beneficially owning more than 25% of the outstanding securities of a series under one of the Company's indentures. The letter stated that it served as a notice of default under the applicable indenture and demanded that the covenant noncompliance be remedied. Assuming the letter constituted a valid notice of default from holders of at least 25% of the securities of the relevant series, Cablevision had 60 days (until November 11, 2006) to cure its noncompliance with the information delivery and filing covenant. The Company delivered all required information under the indentures on September 21, 2006, at which time the Company was in compliance with all of the covenants of its debt instruments.

Summary of Five Year Debt Maturities

Total amounts payable by the Company and its subsidiaries under its various debt obligations outstanding as of December 31, 2006, including collateralized indebtedness (see Note 10) and capital leases (including interest), during the five years subsequent to December 31, 2006, are as follows:

Years Ending December 31,	
2007	$ 724,834
2008	871,525
2009	1,881,991
2010	314,536
2011	1,489,536

NOTE 10. COLLATERALIZED INDEBTEDNESS AND DERIVATIVES

To manage interest rate risk, the Company has from time to time entered into interest rate swap contracts to adjust the proportion of total debt that is subject to variable and fixed interest rates. Such contracts fix the borrowing rates on floating rate debt to provide an economic hedge against the risk of rising rates and/or convert fixed rate borrowings to variable rates to provide an economic hedge against the risk of higher borrowing costs in a declining interest rate environment. At December 31, 2006 and 2005, the Company was a party to interest rate swap agreements to pay floating rates of interest with a total notional value of $450,000 and a fair value of $6,568, and $10,541, a net liability position, respectively. These agreements have not been designated as hedges for accounting purposes.

In addition, the Company has entered into prepaid interest rate swap agreements in connection with its monetization of certain of its stock holdings, discussed below. These contracts require the Company to pay a floating rate of interest in exchange for fixed rate interest payments, the net present value of which was paid to the Company at the contract's inception. As of December 31, 2006 and 2005, the total notional value of such contracts was $105,061 and $613,960, respectively and the fair values of such contracts were $10,340 and $26,881 a net liability position, respectively. These agreements have not been designated as hedges for accounting purposes.

In April 2006, the Company entered into several interest rate swap contracts in the notional amount of $3,700,000 to effectively fix borrowing rates on floating rate debt. As a result of these transactions, the interest rate paid on approximately 80% of the Company's debt is fixed. The table below summarizes certain terms of these interest rate swap contracts as of December 31, 2006:

Maturity Date	Notional Amount (in thousands)	Weighted Average Fixed Rate Paid by the Company	Weighted Average Effective Floating Rate Received by the Company as of December 31, 2006
April 2008	$ 500,000	5.24%	5.37%
April 2009	$ 600,000	5.25%	5.38%
June 2010	$2,600,000	5.34%	5.36%

As of December 31, 2006, the interest rate swap contracts noted above had a fair value and carrying value of $31,398, a net liability position, as reflected under derivative contracts in our consolidated balance sheet.

(Dollars in thousands, except per share amounts)

The changes in the fair value of the Company's swap agreements and the net realized gains (losses) as a result of net cash interest income (expense) for the years ended December 31, 2006, 2005 and 2004 aggregating $(39,360), $(16,497) and $(656), respectively, are reflected in gain (loss) on derivative contracts in the accompanying consolidated statements of operations.

The Company has also entered into various transactions to provide an economic hedge against equity price risk on certain of its stock holdings. The Company had monetized all of its stock holdings in Charter Communications, Inc., Adelphia Communications Corporation, AT&T, AT&T Wireless, Comcast Corporation, General Electric Company and Leapfrog Enterprises, Inc. through the execution of prepaid forward contracts, collateralized by an equivalent amount of the respective underlying stock. The contracts set a floor and cap on the Company's participation in the changes in the underlying stock prices and at maturity are expected to offset declines in the fair values of the underlying stock below the hedge price per share, while allowing the Company to retain upside appreciation from the hedge price per share to the cap price. At maturity, the contracts provide for the option to deliver cash or shares of AT&T, Comcast, Charter Communications, Adelphia Communications, General Electric or Leapfrog stock (as the case may be) with a value determined by reference to the applicable stock price at maturity.

The Company received cash proceeds upon execution of the prepaid forward contracts discussed above which has been reflected as collateralized indebtedness in the accompanying consolidated balance sheets. In addition, the Company separately accounts for the equity derivative component of the prepaid forward contracts. These equity derivatives have not been designated as hedges for accounting purposes. Therefore, the fair values of the equity derivatives of $(82,009) and $296,017, at December 31, 2006 and 2005, respectively, have been reflected in the accompanying consolidated balance sheets as an asset (liability) and the net increases (decreases) in the fair value of the equity derivative component of the prepaid forward contracts of $(214,352), $135,677 and $(132,940), as of December 31, 2006, 2005 and 2004, respectively, are included in gain (loss) on derivative contracts in the accompanying consolidated statements of operations.

For the years ended December 31, 2006, 2005 and 2004, the Company recorded a gain (loss) on investments of $284,096, $(135,082) and $135,649 respectively, representing the net increases or decreases in the fair values of all investment securities pledged as collateral for the period.

2006 Settlements of Collateralized Indebtedness

The following table summarizes the settlement of the Company's collateralized indebtedness for the year ended December 31, 2006. The Company's collateralized indebtedness obligations relating to shares of Charter Communications, Inc. and AT&T Inc. common stock were settled by delivering the underlying securities and proceeds from the related equity derivative contracts. The Company's collateralized indebtedness obligations relating to Comcast Corporation and General Electric Company shares were settled by delivering the cash equal to the collateralized loan value, net of the value of the related equity derivative contracts. The cash was obtained from the proceeds of new monetization contracts covering an equivalent number of Comcast and General Electric shares, proceeds from a prepaid interest rate swap executed in conjunction with the equity derivative contract related to the Comcast shares and, in certain instances, cash from CSC Holdings. The terms of the new contracts allow the Company to retain upside participation in both Comcast and General Electric shares up to each respective contract's upside appreciation limit with downside exposure limited below the respective hedge price.

(Dollars in thousands, except per share amounts)

	Charter	AT&T	Comcast	General Electric	Total
Number of shares	5,586,687	3,449,785	7,159,206	12,742,033	
Collateralized indebtedness settled	$(125,907)	$(165,036)	$(266,224)	$(314,028)	$(871,195)
Prepaid forward contracts	119,177	63,974	31,385	(50,864)	163,672
Fair value of underlying securities delivered	6,730	101,062	-	-	107,792
Net cash payment	$ -	$ -	$(234,839)	$(364,892)	$(599,731)
Proceeds from new monetization contracts	$ -	$ -	$ 212,774	$ 382,261	$ 595,035
Proceeds from prepaid interest rate swap contract	-	-	6,496	-	6,496
	-	-	219,270	382,261	601,531
Net cash receipt (payment)	$ -	$ -	$ (15,569)	$ 17,369	$ 1,800

2005 Settlements of Collateralized Indebtedness

The following table summarizes the settlement of the Company's collateralized indebtedness for the year ended December 31, 2005. The Company's collateralized indebtedness obligations relating to AT&T Wireless, Charter, Adelphia and AT&T shares were settled by delivering the underlying securities and proceeds from the related equity derivative contracts. The Company's collateralized indebtedness obligations relating to Comcast shares were settled by delivering the cash equal to the market value of the Comcast shares and proceeds from the related equity derivative contracts. The cash was obtained from the proceeds of new monetization contracts covering an equivalent number of Comcast shares, and, in certain cases, proceeds from a prepaid interest rate swap executed in conjunction with the equity derivative contract. The terms of the new contracts are similar in all material respects to the contracts that had matured and allow the Company to retain upside participation in the Comcast shares up to the contract's upside appreciation limit with downside exposure limited below the hedge price.

(Dollars in thousands, except per share amounts)

	Adelphia	AT&T Wireless	Charter	AT&T	Comcast	Total
Number of shares	1,010,000	7,243,166	1,862,229	4,183,455	7,159,206	
Collateralized indebtedness	$(39,935)	$(116,544)	$(42,676)	$(165,036)	$(266,227)	$(630,418)
Prepaid forward contracts	39,834	8,897	39,678	79,502	43,604	211,515
Underlying securities	101	-	2,998	85,534	-	88,633
Restricted cash	-	108,647	-	-	-	108,647
Net cash receipt (payment)	$ -	$ 1,000	$ -	$ -	$(222,623)	$(221,623)
Proceeds from new monetization contracts	$ -	$ -	$ -	$ -	$ 209,973	$ 209,973
Proceeds from prepaid interest rate swap contract	-	-	-	-	6,462	6,462
	-	-	-	-	216,435	216,435
Net cash receipt (payment)	$ -	$ 1,000	$ -	$ -	$ (6,188)	$ (5,188)

At December 31, 2006, the Company had principal collateralized indebtedness obligations of $102,268 that mature during the next twelve months. The Company intends to settle such obligations by either delivering shares of the applicable stock and proceeds of the equity derivative contracts or delivering cash from the proceeds of new monetization transactions. In the event of an early termination of any of these contracts, the Company would be obligated to repay the fair value of the collateralized indebtedness less the sum of the fair values of the underlying stock and equity collar, calculated at the termination date. As of December 31, 2006, this settlement amount totaled $2,221.

In October 2004, the Company received $213,647 in cash in exchange for all 14.2 million shares it owned of AT&T Wireless common stock, representing the $15 share price paid in consideration of the merger between AT&T Wireless and Cingular Wireless LLC. The shares and resultant cash exchanged for such shares had previously been pledged in support of the repayment of the collateralized debt. As a result of that exchange, the Company's prepaid forward contracts relating to its shares of AT&T Wireless were terminated. The termination provisions under the prepaid forward contracts required the Company to repay the fair value of the collateralized indebtedness less the sum of the fair value of the underlying stock and equity collars. The Company recognized a loss on the extinguishment of debt of $6,076 representing the difference between the fair value and the carrying value of the collateralized indebtedness. At December 31, 2004, the Company had settled certain collateralized indebtedness with a fair value of $124,100 by releasing to the counterparty cash proceeds from the related prepaid forward contract totaling $20,100 and the cash from the merger transaction of $105,000 both of which had been pledged in settlement of the debt. The Company received the net difference of $1,000 in cash upon settlement in February 2005.

In February 2003, Quadrangle Capital Partners LP ("Quadrangle"), a private investment firm, invested $75,000 in CSC Holdings, in the form of 10% Series A Exchangeable Participating Preferred Stock convertible into Cablevision NY Group Class A common stock. In connection with the issuance of the Series A Preferred Stock to Quadrangle Capital Partners LP, the Company entered into an agreement with

(Dollars in thousands, except per share amounts)

Quadrangle which granted Quadrangle the right to require the Company to purchase the preferred stock ("put option") for cash or through the issuance of registered equity securities of the Company, at the Company's option. The exchange right and the put option were accounted for as a derivative. The change in the fair value of the exchange right and put option of $31,709 for the year ended December 31, 2004 has been reflected as a loss on derivative contracts in the accompanying consolidated statements of operations. In October 2003, Quadrangle exercised its put option to require CSC Holdings to purchase all of its Series A Exchangeable Participating Preferred Stock. The parties entered into an agreement that the put price was $150,328. The put price was paid in cash by CSC Holdings in August 2004.

NOTE 11. PREFERRED STOCK

In February 1996, the Company issued 6,500,000 depositary shares, representing 65,000 shares of 11-1/8% Series L Redeemable Exchangeable Preferred Stock (the "Series L Preferred Stock"), which were subsequently exchanged for Series M Redeemable Exchangeable Preferred Stock (the "Series M Preferred Stock") in August 1996 with terms identical to the Series L Preferred Stock. The depositary shares were exchangeable, in whole but not in part, at the option of the Company, for the Company's 11-1/8% Senior Subordinated Debentures due 2008. The Company was required to redeem the Series M Preferred Stock on April 1, 2008 at a redemption price equal to the liquidation preference of $10,000 per share plus accumulated and unpaid dividends. The Series M Preferred Stock was redeemable at various redemption prices beginning at 105.563% at any time on or after April 1, 2003, at the option of the Company, with accumulated and unpaid dividends thereon to the date of redemption. Before April 1, 2001, dividends could, at the option of the Company, be paid in cash or by issuing fully paid and nonassessable shares of Series M Preferred Stock with an aggregate liquidation preference equal to the amount of such dividends. On and after April 1, 2001, dividends were payable in cash. The Company paid cash dividends on the Series M Preferred Stock of $42,882 in 2004.

In September 1995, the Company issued 2,500,000 shares of its $.01 par value 11-3/4% Series H Redeemable Exchangeable Preferred Stock (the "Series H Preferred Stock") with an aggregate liquidation preference of $100 per share. The Company was required to redeem the Series H Preferred Stock on October 1, 2007 at a redemption price per share equal to the liquidation preference of $100 per share, plus accrued and unpaid dividends thereon. The Series H Preferred Stock was redeemable at various redemption prices beginning at 105.875% at any time on or after October 1, 2002, at the option of the Company, with accumulated and unpaid dividends thereon to the date of redemption. Before October 1, 2000, dividends could, at the option of the Company, be paid in cash or by issuing fully paid and nonassessable shares of Series H Preferred Stock with an aggregate liquidation preference equal to the amount of such dividends. On and after October 1, 2000, dividends were payable in cash. The terms of the Series H Preferred Stock permitted the Company, at its option, to exchange the Series H Preferred Stock for the Company's 11-3/4% Senior Subordinated Debentures due 2007 in an aggregate principal amount equal to the aggregate liquidation preference of the shares of Series H Preferred Stock. The Company paid cash dividends on the Series H Preferred Stock of $17,712 in 2004.

In May 2004, the Company redeemed all of its Series H Preferred Stock and its Series M Preferred Stock. In connection with the redemptions, the Company recognized a loss of $58,170 representing the redemption premiums paid. In addition, the Company wrote off $5,080 of unamortized deferred financing costs in connection with these redemptions.

(Dollars in thousands, except per share amounts)

NOTE 12. INCOME TAXES

The Company and its 80% or more owned subsidiaries were included in the consolidated federal income tax returns of Cablevision for the years presented herein. The income tax provision is determined on a stand-alone basis as if the Company filed separate consolidated income tax returns.

Income tax expense (benefit) attributable to continuing operations consists of the following components:

	Years Ended December 31,		
	2006	2005	2004
Current expense:			
Federal	$ -	$ -	$ 93
State	9,546	9,493	6,669
	9,546	9,493	6,762
Deferred benefit:			
Federal	(38,595)	(18,651)	(58,117)
State	(52,337)	(15,540)	(114,917)
	(90,932)	(34,191)	(173,034)
Income tax benefit	$(81,386)	$(24,698)	$(166,272)

The income tax benefit attributable to continuing operations for 2005 and 2004 excludes deferred federal and state tax benefits of $1,256 and $3,388, respectively, resulting from the exercise of stock options, which were credited directly to paid-in capital. No income tax benefit has been recognized as an increase to paid in capital with regard to excess tax benefits occurring during the year ended December 31, 2006.

The income tax expense attributable to discontinued operations was classified as deferred income tax expense for all periods presented (see Note 6).

The income tax expense (benefit) attributable to continuing operations differs from the amount derived by applying the statutory federal rate to pretax income principally due to the effect of the following items:

	Years Ended December 31,		
	2006	2005	2004
Federal tax benefit at statutory federal rate	$(48,454)	$(27,523)	$(210,834)
State income taxes, net of federal benefit	(16,573)	(4,823)	(20,334)
Changes in the valuation allowance	(10,404)	6,459	14,036
State rate change, net of federal benefit	1,706	(6,701)	(21,615)
Nondeductible expense relating to Series A Preferred Stock	-	-	11,098
Nondeductible preferred stock dividends	-	-	21,208
Nondeductible redemption premium on Series H and Series M Preferred Stock	-	-	20,360
Reduction of a tax contingency liability	(16,356)	-	-
Favorable settlement of an issue with a taxing authority	(5,013)	-	-
Nondeductible officers' compensation	4,443	6,226	8,303
Other nondeductible expenses	6,768	10,637	4,776
Other	2,497	(8,973)	6,730
Income tax benefit	$(81,386)	$(24,698)	$(166,272)

(Dollars in thousands, except per share amounts)

At December 31, 2006, the Company had consolidated federal tax net operating loss carry forwards ("NOLs") of $2,496,479, expiring on various dates through 2024. The Company has recorded a deferred tax asset for such NOLs.

The Company's NOLs expire as follows:

2010	$ 117,954
2011	151,008
2012	72,442
2018	101,547
2019	497,669
2020	110,970
2021	362,821
2022	231,138
2023	343,572
2024	507,358
	$2,496,479

During 2006, the tax deduction resulting from the exercise and issuance of certain share-based awards exceeded the aggregate compensation expense for such awards by $11,876. This 'windfall' deduction results in an excess tax benefit that must be analyzed to determine whether it has been realized. The Company uses the 'with-and-without' approach to determine whether an excess tax benefit has been realized. Given the Company's NOL position, no income tax benefit has been recognized for such excess tax benefit. Accordingly, the NOLs above exclude $11,876 of windfall tax deductions occurring in 2006.

(Dollars in thousands, except per share amounts)

The tax effects of temporary differences which give rise to significant portions of deferred tax assets or liabilities and the corresponding valuation allowance at December 31, 2006 and 2005 are as follows:

	December 31, 2006	December 31, 2005
Deferred Tax Asset (Liability)		
Current		
Benefits of tax loss carry forwards	$ 121,047	$ 186,232
Compensation and benefit plans	62,201	7,598
Allowance for doubtful accounts	4,416	3,878
Reserve for restructuring	1,723	3,833
Investments	14,694	-
Other assets	-	1,671
Other liabilities	37,368	71,680
Deferred tax asset	241,449	274,892
Valuation allowance	(5,412)	(8,455)
Net deferred tax asset, current	236,037	266,437
Investments	-	(208,388)
Deferred tax liability, current	-	(208,388)
Net deferred tax asset, current	236,037	58,049
Noncurrent		
Benefits of tax loss carry forwards	912,845	987,812
Compensation and benefit plans	87,992	78,058
Other	32,895	8,472
Deferred tax asset	1,033,732	1,074,342
Valuation allowance	(23,076)	(33,075)
Net deferred tax asset, noncurrent	1,010,656	1,041,267
Fixed assets and intangibles	(461,372)	(517,201)
Investments	(221,902)	(73,718)
Partnership investments	(573,744)	(556,872)
Other assets	(16,481)	(2,785)
Deferred tax liability, noncurrent	(1,273,499)	(1,150,576)
Net deferred tax liability, noncurrent	(262,843)	(109,309)
Total net deferred tax liability	$ (26,806)	$ (51,260)

In general, deferred tax assets and liabilities are classified as either current or noncurrent based on the balance sheet classification of the underlying asset or liability. Current deferred tax assets and liabilities are netted and presented as either a current deferred tax asset or a current deferred tax liability. As of December 31, 2005, the current net deferred tax asset of $58,049 included a deferred tax liability of $208,388 relating to investments, which was primarily comprised of a deferred tax liability of $253,555 relating to investment securities pledged as collateral and derivative contracts offset by a deferred tax asset of $44,733 relating to an unrealized loss on an investment in Adelphia stock, which was realized in December 2006. Due primarily to the classifications of current and noncurrent investment securities pledged as collateral and derivative contracts, a deferred tax asset of $14,694 corresponding to these items has been included in current deferred tax assets as of December 31, 2006.

Deferred tax assets have resulted primarily from the Company's future deductible temporary differences and NOLs. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company's

(Dollars in thousands, except per share amounts)

ability to realize its deferred tax assets depends upon the generation of sufficient future taxable income and tax planning strategies to allow for the utilization of its NOLs and deductible temporary differences. If such estimates and related assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets, resulting in additional income tax expense in the Company's consolidated statement of operations. Management evaluates the realizability of the deferred tax assets and the need for additional valuation allowances quarterly. At this time, based on current facts and circumstances, management believes that it is more likely than not that the Company will realize benefit for its gross deferred tax assets, except those deferred tax assets against which a valuation allowance has been recorded which relate to certain state net operating loss carry forwards. In 2006, the Company recorded a decrease in the valuation allowance of $10,404 relating to certain state net operating loss carry forwards. In 2005 and 2004, the Company recorded increases in the valuation allowance of $6,459 and $14,036, respectively, relating to certain state net operating loss carry forwards. During 2006 and 2005, certain state net operating loss carry forwards expired prior to utilization. The deferred tax asset corresponding to the expired net operating loss carry forwards had been previously fully offset by a valuation allowance. The deferred tax asset and valuation allowance were both reduced by $2,638 and $6,953 in 2006 and 2005, respectively.

At times, the Company takes certain positions on its tax returns that may be challenged by various taxing authorities. These tax positions arise in connection with certain transactions or operations. Although the Company believes it has support for its tax positions, it has recorded a liability for its best estimate of the probable loss on such positions. Management does not believe that the resolution of these matters will have a material adverse impact on the financial position of the Company.

The Company is currently being audited by the state of Ohio for the tax year ended December 31, 2000. The primary audit issue is the amount of gain that should be subject to tax in Ohio pursuant to the 2000 sale of certain cable television systems. Ohio has asserted that more of the gain should be taxed in Ohio. Ohio has issued a proposed assessment of additional tax due of approximately $55,000 plus interest of approximately $12,000. As of December 31, 2006, the Company has recorded a liability with respect to such matter of approximately $11,000, including interest, which represents management's current estimate of the additional amount that may be owed.

NOTE 13. OPERATING LEASES

The Company leases certain office, production, transmission, theater, and event facilities under terms of leases expiring at various dates through 2027. The leases generally provide for fixed annual rentals plus certain real estate taxes and other costs. Rent expense for the years ended December 31, 2006, 2005 and 2004 amounted to $82,342, $79,590 and $76,300, respectively.

In addition, the Company rents space on utility poles for its operations. The Company's pole rental agreements are for varying terms, and management anticipates renewals as they expire. Pole rental expense for the years ended December 31, 2006, 2005 and 2004 amounted to $13,777, $12,325 and $13,607, respectively.

Madison Square Garden operates Radio City Music Hall under a long-term lease. Under the terms of the lease agreement, Madison Square Garden is required to meet certain net worth, cash flow, and building utilization requirements. In the event Madison Square Garden were to fail to meet the lease requirements and was unable to remedy such defaults, the landlord could have the option of terminating the lease.

(Dollars in thousands, except per share amounts)

The minimum future annual payments for all operating leases for continuing operations (with initial or remaining terms in excess of one year) during the next five years, including pole rentals from January 1, 2007 through December 31, 2011, and thereafter, at rates now in force are as follows:

2007	$ 91,214
2008	96,484
2009	92,753
2010	87,976
2011	82,746
Thereafter	508,855

NOTE 14. AFFILIATE AND RELATED PARTY TRANSACTIONS

Equity Method Investments

The following table reflects the Company's ownership percentages and balances of equity method investments as of December 31, 2006 and 2005:

	Ownership Percentages		Investment Balances	
	December 31,			
	2006	2005	2006	2005
Fox Sports Net New England	50.0%	50.0%	$47,656	$39,463
Other	22.2%	N/A	2,294	-
Net investment in affiliates			$49,950	$39,463

The Company's share of the net income (loss) of these affiliates for the years ended December 31, 2006, 2005 and 2004 is as follows:

	Years Ended December 31,		
	2006	2005	2004
Fox Sports Net New England	$6,698	$ 6,645	$ 6,194
National Sports Partners (a)	-	(3,379)	(19,731)
National Advertising Partners (a)	-	(47)	1,992
PVI Virtual Media Services LLC (b)	-	-	(1,668)
New York Metro, LLC	-	-	216
	$6,698	$ 3,219	$(12,997)

(a) See Note 3 for a discussion of the Regional Programming Partners restructuring in 2005 which eliminated our ownership interest in these entities.

(b) PVI Virtual Media Services LLC was consolidated in the second quarter of 2004, pursuant to FIN No. 46R and the ownership interest not owned by the Company was purchased in 2005.

(Dollars in thousands, except per share amounts)

The following table includes certain unaudited financial information for Fox Sports Net New England:

	December 31, 2006	December 31, 2005
	(unaudited)	
Total assets	$85,861	$67,391
Total liabilities*	13,502	12,049

* Includes amounts due to the Company from affiliates referred to below.

Amounts due to these affiliates at December 31, 2006 and 2005 aggregated $477 and $1,428, respectively.

The Company provides certain transmission and production services to certain of these affiliates. For the years ended December 31, 2006, 2005 and 2004, $1,358, $1,608 and $1,502, respectively, of revenues were earned from services provided to these entities. Costs incurred by the Company for programming, entertainment and advertising services provided by these affiliates and included in operating expenses for the years ended December 31, 2006, 2005 and 2004 amounted to $342, $3,509 and $16,186, respectively.

Other Affiliates and Related Parties

During 2006, 2005 and 2004, the Company provided services to or incurred costs on behalf of other affiliates. These costs are reimbursed to the Company. Aggregate amounts due from and due to these affiliates at December 31, 2006 and 2005 are summarized below:

	December 31, 2006	December 31, 2005
Advances to affiliates	$229,677	$121,128
Accounts payable to affiliates	94	39

In February 2005, the Company signed a letter of intent under which VOOM HD, LLC, a private company formed by two of the Company's Class B shareholders, Charles F. Dolan and Thomas C. Dolan, had planned to acquire from the Company the business, assets and liabilities of the Company's Rainbow DBS satellite business not included in the agreement with EchoStar (see Note 3). The letter of intent between the Company and VOOM HD, LLC expired on February 28, 2005 without a definitive agreement being reached.

Following the expiration of the letter of intent, the Company began shutting down the Rainbow DBS satellite distribution operations. In March 2005, the Company entered into an agreement with Charles F. Dolan and Thomas C. Dolan ("March 2005 Agreement") pursuant to which the parties agreed to work cooperatively to finalize the separation of Rainbow DBS from the Company. The Company agreed that no new shutdown activities would be undertaken at Rainbow DBS during the term of the agreement. In accordance with the March 2005 Agreement, Charles F. Dolan deposited $15,000 with the Company to fund any expenditures above those contemplated in the shutdown budget, net of March 2005 revenue earned. This agreement terminated on March 31, 2005 and, in accordance with its terms, the distribution business of Rainbow DBS was shutdown effective April 30, 2005 and the Board of Directors confirmed such shutdown decision at a meeting on April 7, 2005.

Cash deposited by Charles F. Dolan under the March 2005 Agreement that was not used to fund costs or segregated to pay costs associated with new commitments or other agreements of $8,663 was returned to

(Dollars in thousands, except per share amounts)

him prior to December 31, 2005. Cash of $6,337 deposited by Charles F. Dolan which was used to fund the incremental costs less March 2005 revenue earned related to the Rainbow DBS satellite distribution business, net of the related discounted income tax benefit to the Company, has been recorded as a deemed net equity contribution.

Fox Sports Net Ohio and Cleveland Indians Baseball Club Limited Partnership (the "Indians") are parties to a multi-year rights agreement under which Fox Sports Net Ohio pays license fees to the Indians in exchange for telecast rights to substantially all regular season Indians games. As a result of the restructuring of Regional Programming Partners in April 2005, the Company no longer owns interests in Fox Sports Net Ohio. The Indians are owned by (i) Lawrence Dolan, a brother of Charles F. Dolan, the Company's Chairman, (ii) a trust, the beneficiaries of which are Lawrence Dolan and certain descendants of Lawrence Dolan, and (iii) certain other trusts, the beneficiaries of which are certain descendants of Charles F. Dolan, including James L. Dolan, the Company's Chief Executive Officer, and Marianne Dolan Weber and Patrick F. Dolan, officers of the Company and brothers of James L. Dolan and a trust whose discretionary beneficiaries include Brian Sweeney, son-in-law of Charles F. Dolan, brother-in-law of James L. Dolan, and a director. Management control of the Indians is held by Lawrence Dolan.

NOTE 15. BENEFIT PLANS

Adoption of Statement No. 158

Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of Statement No. 158 which requires employers to recognize in their balance sheets the overfunded or underfunded status of defined benefit postretirement plans, measured as the difference between the fair value of plan assets and the benefit obligation (the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for other postretirement plans). Employers must recognize the change in the funded status of the plan in the year in which the change occurs through accumulated other comprehensive income. Statement No. 158 also requires plan assets and obligations to be measured as of the employers' balance sheet date. The measurement provision of Statement No. 158 will be effective on January 1, 2009 for the Company with early application encouraged. This will not have an impact to the Company as its current measurement date is December 31.

Prior to the adoption of the recognition provisions of Statement No. 158, the Company accounted for its defined benefit postretirement plans under Statement No. 87 and SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("Statement No. 106"). Statement No. 87 required that a liability (additional minimum pension liability or "AML") be recorded when the accumulated benefit obligation ("ABO") liability exceeded the fair value of plan assets. Any adjustment was recorded as a non-cash charge to accumulated other comprehensive income in shareholders' equity (deficit). Statement No. 106 required that the liability recorded should represent the actuarial present value of all future benefits attributable to an employee's service rendered to date. Under both Statement No. 87 and Statement No. 106, changes in the funded status were not immediately recognized, rather they were deferred and recognized ratably over future periods. Upon adoption of the recognition provisions of Statement No. 158, the Company recognized the amounts of prior changes in the funded status of its postretirement benefit plans through accumulated other comprehensive loss. As a result, the Company recognized the following adjustments in individual line items of its consolidated balance sheet as of December 31, 2006:

(Dollars in thousands, except per share amounts)

	Prior to AML and Statement No. 158 Adjustments	Pretax 2006 AML Adjustment	Pretax Effect of Adopting Statement No. 158	Post AML and Statement No. 158 Adjustments
Accrued employee related costs	$69,389	$ -	$(69,389)	$ -
Defined benefit obligations	-	2,516	81,092	83,608
Accumulated other comprehensive loss	(6,028)	(2,516)	(11,703)	(20,247)

Income tax benefits associated with the effect of adopting Statement No. 158 and the 2006 AML adjustment amounted to $4,799 and $1,032, respectively.

The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost (credit) during the next fiscal year are as follows:

	Total
Prior service cost recognition	$(108)
Actuarial loss	187
Transition asset recognition	(3)
Total	$ 76

The adoption of Statement No. 158 had no effect on the Company's consolidated statement of operations for the year ended December 31, 2006, or for any prior period presented and does not have a material impact to any of the Company's debt covenants under its various credit agreements.

Plan Descriptions

Qualified and Non-qualified Defined Benefit Plans

Cablevision Retirement Plans (collectively, the "Cablevision Qualified and Non-qualified Defined Benefit Plans)

The Company sponsors a non-contributory qualified defined benefit Cash Balance Retirement Plan (the "Retirement Plan") for the benefit of non-union employees other than those of the theater business. Under the Retirement Plan, the Company credits a certain percentage of eligible base pay into an account established for each participant which is credited with a market based rate of return annually.

The Company also maintains an unfunded non-contributory non-qualified defined benefit excess cash balance plan covering certain Company employees who participate in the Retirement Plan and an unfunded supplemental defined benefit plan (the "CSC Supplemental Benefit Plan") for the benefit of certain officers and employees of the Company. As part of the CSC Supplemental Benefit Plan, the Company established a nonqualified defined benefit pension plan, which provides that, upon attaining normal retirement age, a participant will receive a benefit equal to a specified percentage of the participant's average compensation, as defined. All participants are 100% vested in the CSC Supplemental Benefit Plan.

(Dollars in thousands, except per share amounts)

Madison Square Garden Retirement Plans (collectively, the "Madison Square Garden Qualified and Non-qualified Defined Benefit Plans)

Madison Square Garden sponsors a non-contributory qualified defined benefit pension plan ("MSG Plan") covering its non-union employees hired prior to January 1, 2001. Benefits payable to retirees under this plan are based upon years of service and participants' compensation.

Madison Square Garden also maintains an unfunded, non-qualified defined benefit pension plan for the benefit of certain employees of Madison Square Garden who participate in the underlying qualified plan. This plan provides that, upon retirement, a participant will receive a benefit based on a formula which reflects the participant's compensation. In addition, Madison Square Garden sponsors two non-contributory qualified defined benefit pension plans covering certain of its union employees ("MSG Union Plans"). Benefits payable to retirees under these plans are based upon years of service and, for one plan, participants' compensation, and are funded through trusts established under the plans.

Other Postretirement Benefit Plan

Madison Square Garden sponsors a contributory welfare plan ("Madison Square Garden Postretirement Benefit Plan") which provides certain postretirement health care benefits to certain of its employees hired prior to January 1, 2001 and their dependents.

Defined Contribution Benefit Plans

The Company also maintains the Cablevision CHOICE 401(k) savings plan, a contributory qualified defined contribution plan for the benefit of non-union employees of the Company. The Company also has five additional 401(k) plans covering various union employees, as well as employees of certain businesses. Employees can contribute a percentage of eligible annual compensation and the Company will make a matching cash contribution or discretionary contribution, as defined in the respective plan. In addition, the Company maintains an unfunded non-qualified excess savings plan that the Company provides a matching contribution to similar to the Cablevision CHOICE 401(k) plan. The cost associated with these plans was $16,909, $13,554 and $13,255 for the years ended December 31, 2006, 2005 and 2004, respectively.

Multi-employer Plans

Madison Square Garden also contributes to various multiemployer pension plans. Contributions made to these multiemployer plans for the years ended December 31, 2006, 2005 and 2004 amounted to $6,966, $5,846 and $5,516, respectively.

(Dollars in thousands, except per share amounts)

Plan Results for Defined Benefit Plans

Summarized below is the funded status and the amounts recorded on the Company's consolidated balance sheets for all of the Company's qualified and non-qualified defined benefit pension and other postretirement benefit plans at December 31, 2006 and 2005:

	Cablevision Qualified and Non-qualified Defined Benefit Plans		Madison Square Garden Qualified and Non-qualified Defined Benefit Plans		Madison Square Garden Postretirement Benefit Plan	
	2006	2005	2006	2005	2006	2005
Change in benefit obligation:						
Benefit obligation at beginning of year	$142,922	$117,668	$ 93,670	$ 77,921	$ 7,494	$ 6,237
Service cost	29,378	26,593	4,988	4,205	399	415
Interest cost	8,212	6,727	5,441	4,508	361	361
Actuarial loss (gain)	3,776	682	(2,718)	8,538	(1,086)	710
Benefits paid	(6,632)	(8,748)	(1,572)	(1,502)	(261)	(229)
Benefit obligation at end of year	177,656	142,922	99,809	93,670	6,907	7,494
Change in plan assets:						
Fair value of plan assets at beginning of year	116,604	92,002	45,198	36,905	-	-
Actual return on plan assets	10,737	6,758	5,091	1,236	-	-
Employer contributions	25,511	26,592	5,827	8,559	-	-
Benefits paid	(6,632)	(8,748)	(1,572)	(1,502)	-	-
Fair value of plan assets at end of year	146,220	116,604	54,544	45,198	-	-
Unfunded status at end of year	(31,436)	(26,318)	(45,265)	(48,472)	(6,907)	(7,494)
Unrecognized actuarial loss	-	4,801	-	17,557	-	1,662
Unrecognized prior service cost (credit)	-	-	-	284	-	(1,315)
Unrecognized transition asset	-	-	-	(7)	-	-
Net amount recognized	$(31,436)	$(21,517)	$(45,265)	$(30,638)	$(6,907)	$(7,147)

The accumulated benefit obligations for the Cablevision Qualified and Non-qualified Defined Benefit Plans and Madison Square Garden Qualified and Non-qualified Defined Benefit Plans aggregated $252,952 and $215,189 for the years ended December 31, 2006 and 2005, respectively.

The Company's net unfunded liability relating to its defined benefit and other postretirement benefit plans at December 31, 2006 is as follows:

Cablevision Qualified and Non-qualified Defined Benefit Plans	$(31,436)
Madison Square Garden Qualified and Non-qualified Defined Benefit Plans	(45,265)
Madison Square Garden Postretirement Benefit Plan	(6,907)
	(83,608)
Less: Current portion	1,091
Long-term defined benefit plan and other postretirement plan obligations	$(82,517)

(Dollars in thousands, except per share amounts)

Components of the net periodic pension cost, recorded primarily in selling, general and administrative expenses, for the Company's qualified and non-qualified defined benefit and other postretirement plans for the years ended December 31, 2006, 2005 and 2004, are as follows:

	Cablevision Qualified and Non-qualified Defined Benefit Plans			Madison Square Garden Qualified and Non-qualified Defined Benefit Plans			Madison Square Garden Postretirement Benefit Plan		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Service cost	$29,378	$26,593	$26,459	$ 4,988	$ 4,205	$ 4,231	$ 399	$ 415	$ 395
Interest cost	8,212	6,727	5,950	5,441	4,508	4,176	361	361	337
Amortization of prior service cost	-	-	-	-	-	-	-	-	-
Expected return on plan assets	(9,882)	(8,046)	(6,667)	(3,686)	(3,032)	(2,561)	-	-	-
Recognized prior service cost (credit)	11	62	62	25	29	40	(133)	(156)	(222)
Recognized actuarial (gain) loss	-	93	-	627	117	212	(4)	17	35
Recognized transition (asset) obligation	-	-	-	(3)	(3)	(4)	-	-	-
Net periodic benefit cost	$27,719	$25,429	$25,804	$ 7,392	$ 5,824	$ 6,094	$ 623	$ 637	$ 545

Plan Assumptions for Defined Benefit Plans

Weighted-average assumptions used to determine net periodic cost and benefit obligations for the Cablevision Qualified and Non-qualified Defined Benefit Plans are as follows:

	Weighted-Average Assumptions				
	Net Periodic Benefit Cost for the Years Ended December 31,			Benefit Obligations at December 31,	
	2006	2005	2004	2006	2005
Discount rate	5.80%	6.05%	6.30%	5.80%	5.80%
Rate of increase in future compensation levels	4.15%	4.12%	4.12%	4.40%	4.15%
Rate of return on plan assets (qualified plans only)	8.00%	8.00%	8.00%	N/A	N/A

(Dollars in thousands, except per share amounts)

Weighted-average assumptions used to determine net periodic benefit cost and benefit obligations for the Madison Square Garden Qualified and Non-qualified Defined Benefit Plans are as follows:

	Weighted-Average Assumptions				
	Net Periodic Benefit Cost for the Years Ended December 31,			Benefit Obligations at December 31,	
	2006	2005	2004	2006	2005
Discount rate	5.75%	6.00%	6.25%	6.14%	5.75%
Rate of increase in future compensation levels	4.00%	3.16%	3.17%	4.39%	4.00%
Rate of return on plan assets (qualified plans only)	8.00%	8.00%	8.00%	N/A	N/A

Prior to 2005, the discount rate used by the Company was based upon published yields for high quality fixed income investments from Moody's and Merrill Lynch. In 2006 and 2005, the discount rate was determined (based on the expected duration of the benefit payments for the pension plan) by referring to applicable bond yields (such as Moody's Aaa Corporate Bonds) and the Buck Consultants' Discount Rate Model (which is developed by examining the yields on selected highly rated corporate bonds), to select a rate at which the Company believed the pension benefits could be effectively settled. The Company's expected long-term return on plan assets is based on a periodic review and modeling of the plan's asset allocation structure over a long-term horizon. Expectations of returns for each asset class are the most important of the assumptions used in the review and modeling and are based on comprehensive reviews of historical data and economic/financial market theory. The expected long-term rate of return was selected from within the reasonable range of rates determined by (a) historical real returns, net of inflation, for the asset classes covered by the investment policy, and (b) projections of inflation over the long-term period during which benefits are payable to plan participants.

Weighted-average assumptions used to determine net periodic benefit cost and benefit obligations for the Madison Square Garden Postretirement Plan are as follows:

	Weighted-Average Assumptions				
	Net Periodic Benefit Cost for the Years Ended December 31,			Benefit Obligations at December 31,	
	2006	2005	2004	2006	2005
Discount rate	5.75%	6.00%	6.25%	6.05%	5.75%
Health care trend rate assumed for next year	9.00%	8.00%	9.00%	9.00%	9.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2012	2009	2009	2013	2012

(Dollars in thousands, except per share amounts)

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	Increase (Decrease) in net Periodic Benefit Cost for the Years Ended December 31,			Increase (Decrease) in Benefit Obligations at December 31,	
	2006	2005	2004	2006	2005
One percentage point increase	$ 129	$ 137	$ 131	$1,001	$1,148
One percentage point decrease	$(107)	$(114)	$(110)	$ (840)	$ (958)

Plan Assets and Investment Policy

The weighted average asset allocation of Cablevision's qualified plan at December 31, 2006 and 2005 was as follows:

	Plan Assets at December 31,	
	2006	2005
Asset Category:		
Equity securities	57%	57%
Fixed income securities	34	34
Other	9	9
	100%	100%

The weighted average asset allocation of the MSG's qualified plans at December 31, 2006 and 2005 was as follows:

	Plan Assets at December 31,	
	2006	2005
Asset Category:		
Equity securities	62%	61%
Fixed income securities	29	32
Other	9	7
	100%	100%

Generally, the plans' investment objectives are to invest in portfolios that would obtain a market rate of return throughout economic cycles, commensurate with the investment risk and cash flow needs of the plans. This requires the plans to subject a portion of their assets to increased risk to generate a greater rate of return. The investments in each portfolio are readily marketable and can be sold to fund benefit payment obligations of the plans as they become payable.

(Dollars in thousands, except per share amounts)

Benefit Payments and Contributions for Defined Benefit Plans

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid relating to Cablevision's Qualified and Non-qualified Defined Benefit Plans:

2007	$ 16,033
2008	22,066
2009	28,888
2010	25,435
2011	27,098
2012-2016	152,266

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid relating to the Madison Square Garden Qualified and Non-qualified Defined Benefit Plans:

2007	$ 2,088
2008	2,376
2009	2,767
2010	2,930
2011	3,063
2012-2016	19,822

Of the amounts expected to be paid in 2007, the Company has recorded $1,091 as a current liability in its consolidated balance sheet at December 31, 2006, since this amount represents the aggregate benefit payment obligation payable in the next twelve months that exceeds the fair value of aggregate plan assets at December 31, 2006.

The Company makes contributions to the Retirement Plan, the MSG Plan and MSG Union Plans, which are all qualified defined benefit plans. The Company currently expects to contribute approximately $24,000 to the Retirement Plan and contribute to the MSG Plan and MSG Union Plans in 2007 approximately $4,800 and $320, respectively.

NOTE 16. EQUITY AND LONG-TERM INCENTIVE PLANS

Equity Plans

Cablevision has employee stock plans under which it is authorized to grant incentive stock options, nonqualified stock options, restricted shares, stock appreciation rights, and bonus awards. The exercise price of stock options can not be less than the fair market value per share of Cablevision's Class A common stock on the date the option is granted and the options expire no later than ten years from date of grant (or up to one additional year in the case of the death of a holder of nonqualified options). Stock appreciation rights provide for the employee to receive a cash payment in an amount equal to the difference between the fair market value of the stock as of the date the right is exercised, and the exercise price. Options and stock appreciation rights granted in 2006, 2005 and 2004 typically vest in 33-1/3 annual increments beginning one year from the date of grant. Restricted shares granted in 2006, 2005 and 2004 were typically subject to four year cliff vesting. Performance based options granted in 2005 were typically subject to approximately three year or two year cliff vesting, with exercisability subject to performance criteria.

Cablevision adopted Statement No. 123R on January 1, 2006, using the modified prospective method. The modified prospective method requires that share-based compensation expense be recorded for the

(Dollars in thousands, except per share amounts)

unvested portion of the restricted shares, stock options and stock appreciation rights outstanding at December 31, 2005, over the remaining service periods related to such awards. Cablevision will continue using the Black-Scholes valuation model in determining the fair value of share-based payments. In accordance with the pro forma disclosure requirements of Statement No. 123, Cablevision recognized the majority of the share-based compensation costs using the accelerated recognition method. Subsequent to January 1, 2006, Cablevision will continue to recognize the cost of previously granted share-based awards under the accelerated recognition method and will recognize the cost for new share-based awards on a straight-line basis over the requisite service period. In connection with Cablevision's adoption of Statement No. 123R, the Company recorded $862 as a cumulative change in accounting principle, net of taxes on the Company's consolidated statement of operations. Share-based compensation allocated to the Company by Cablevision for the years ended December 31, 2006, 2005 and 2004 was $81,122, $26,795 and $34,439, respectively, and has been recorded as a component of selling, general and administrative expense.

Long-Term Incentive Plans

In April 2006, Cablevision's Board of Directors approved the Cablevision Systems Corporation 2006 Cash Incentive Plan, which was approved by Cablevision's stockholders at its annual stockholders meeting in May 2006.

Pursuant to Cablevision's Long-Term Incentive Plan, certain executives have been granted cash awards, some of which are performance based, that vest over varying required service periods and are typically payable at the end of the vesting period or on specified dates. One form of award received by certain executives under the Plan was a performance retention award, vesting over 7 years. The terms of the performance retention awards provide that the executive could have requested a loan from the Company in the amount of the award prior to its vesting, subject to certain limitations, provided that such loan was secured by a lien in favor of the Company on property owned by the executive. Effective July 30, 2002, such requests for advances on amounts of awards are no longer permitted. Imputed interest to those executives on these interest free loans amounted to $900, $911 and $1,293, respectively for the years ended December 31, 2006, 2005 and 2004. As of December 31, 2006 and 2005, $23,850 was outstanding in respect of advances made pursuant to this plan.

In connection with long-term incentive awards granted under the two plans, the Company has recorded expense of $59,348, $41,959 and $31,505 for the years ended December 31, 2006, 2005 and 2004, respectively. At December 31, 2006 and 2005, the Company had accrued $51,905 and $17,990 for performance-based awards for which the performance criteria had not been met as of December 31, 2006 as such awards are based on achievement of certain performance criteria through December 31, 2008. The Company currently believes that it is probable that the performance criteria established for these performance-based awards will be met. If the Company subsequently determines that the performance criteria for such awards is not probable of being achieved, the Company would reverse the accrual in respect of such award at that time.

In addition, in 2003, the Company granted certain management employees cash awards that vested in July 2005 when the Company reached certain performance goals. Such awards were amortized ratably over the period in which the Company was expected to achieve these goals, and accordingly recorded expense of $2,380 and $18,868 in respect of these awards in 2005 and 2004, respectively.

(Dollars in thousands, except per share amounts)

NOTE 17. CONTRACTUAL OBLIGATIONS

Future cash payments required under unconditional purchase obligations pursuant to contracts entered into by the Company in the normal course of business are as follows as of December 31, 2006:

	Payments Due by Period				
	Total	Year 1	Years 2-3	Years 4-5	More than 5 years
Off balance sheet arrangements:					
Programming obligations (1)	$2,902,599	$ 828,101	$1,175,374	$699,735	$ 199,389
Purchase obligations (2)	2,208,418	474,833	446,360	269,695	1,017,530
Guarantees (3)	2,221	2,221	-	-	-
Letters of credit (4)	54,295	2,300	1,722	-	50,273
Total	5,167,533	1,307,455	1,623,456	969,430	1,267,192
Contractual obligations reflected on the balance sheet:					
Purchase obligations (5)	87,707	57,026	9,593	6,592	14,496
Total	$5,255,240	$1,364,481	$1,633,049	$976,022	$1,281,688

(1) Programming obligations represent contractual commitments with various programming vendors to provide video services to the Company's subscribers. Future fees under such contracts are based on numerous factors, including the number of subscribers receiving the programming. Amounts reflected above are based on the number of subscribers receiving the programming as of December 2006 multiplied by the per subscriber rates contained in the executed agreements in effect as of December 31, 2006.

(2) Purchase obligation amounts not reflected on the balance sheet consist primarily of (i) long-term rights agreements which provide Madison Square Garden and other regional sports networks with exclusive broadcast rights to certain live sporting events in exchange for minimum contractual payments, (ii) payments under employment agreements that we have with our professional sports teams' personnel that are generally guaranteed regardless of employee injury or termination, and (iii) minimum purchase requirements incurred in the normal course of the Company's operations.

(3) Includes outstanding guarantees primarily by CSC Holdings in favor of certain financial institutions in respect of ongoing interest expense obligations and potential early termination events in connection with the monetization of the Company's holdings of Charter Communications common stock. Amounts payable under such monetization guarantees are estimated as of a particular point in time by the financial institution counterparty and are based upon the current price of the underlying common stock and various other assumptions, including stock market volatility and prevailing interest rates. Such guaranteed amounts approximate the fair value of the monetization indebtedness less the sum of the fair values of the underlying stock and the equity collar as reflected in the Company's accompanying consolidated balance sheet.

(4) Consist primarily of letters of credit obtained by CSC Holdings in favor of insurance providers and certain governmental authorities for the Telecommunications Services segment.

(5) Consist principally of amounts earned under employment agreements that we have with our professional sports teams' personnel. Other long-term obligations also include deferred carriage payments.

The future cash payments reflected above do not include the impact of potential insurance recoveries or amounts which may be due to the National Basketball Association ("NBA") for luxury tax payments.

The future cash payments reflected above also do not include the payments required under the Company's agreements with EchoStar relating to the launch and operation of the business of Rainbow HD Holdings, LLC, the Company's VOOM HD Networks high-definition television programming service. EchoStar was issued a 20% interest in Rainbow HD Holdings, the Company's subsidiary owning the VOOM HD Networks programming service, and that 20% interest will not be diluted until $500,000 in cash has been

(Dollars in thousands, except per share amounts)

invested in Rainbow HD Holdings by the Company. Under the terms of the affiliation arrangements with EchoStar covering the VOOM HD Networks for a 15 year term, if Rainbow HD Holdings fails to spend $100,000 per year up to a maximum of $500,000 in the aggregate, on its service offerings, EchoStar may terminate the affiliation agreement. The Company has the right to terminate the affiliation agreement if the VOOM HD Networks are discontinued in the future. On the fifth or eighth anniversary of the effective date of the agreement, the termination of the affiliation agreement by EchoStar, or other specified events, EchoStar has a put right to require a wholly-owned subsidiary of Rainbow Media Holdings to purchase all of its equity interests in Rainbow HD Holdings at fair value. On the seventh or tenth anniversary of the effective date of the agreement, or the second anniversary date of the termination of the Affiliation Agreement by EchoStar, a wholly-owned subsidiary of Rainbow Media Holdings has a call right to purchase all of EchoStar's ownership in Rainbow HD Holdings at fair value.

Many of the Company's franchise agreements and utility pole leases require the Company to remove its cable wires and other equipment upon termination of the respective agreements. The Company has concluded that the fair value of these asset retirement obligations cannot be reasonably estimated since the range of potential settlement dates is not determinable.

NOTE 18. LEGAL MATTERS

Tracking Stock Litigation

In August 2002, purported class actions naming as defendants Cablevision and each of its directors were filed in the Delaware Chancery Court. The actions, which allege breach of fiduciary duties and breach of contract with respect to the exchange of the Rainbow Media Group tracking stock for Cablevision NY Group common stock, were purportedly brought on behalf of all holders of publicly traded shares of Rainbow Media Group tracking stock. The actions sought to (i) enjoin the exchange of Rainbow Media Group tracking stock for Cablevision NY Group common stock, (ii) enjoin any sales of "Rainbow Media Group assets," or, in the alternative, award rescissory damages, (iii) if the exchange is completed, rescind it or award rescissory damages, (iv) award compensatory damages, and (v) award costs and disbursements. The actions were consolidated into one action on September 17, 2002, and on October 3, 2002, Cablevision filed a motion to dismiss the consolidated action. The action was stayed by agreement of the parties pending resolution of a related action brought by one of the plaintiffs to compel the inspection of certain books and records of Cablevision. On October 26, 2004, the parties entered into a stipulation dismissing the related action, and providing for Cablevision's production of certain documents. On December 13, 2004, plaintiffs filed a consolidated amended complaint. Cablevision filed a motion to dismiss the amended complaint. On April 19, 2005, the court granted that motion in part, dismissing the breach of contract claim but declining to dismiss the breach of fiduciary duty claim on the pleadings.

In August 2003, a purported class action naming as defendants Cablevision, directors and officers of Cablevision and certain current and former officers and employees of the Company's Rainbow Media Holdings and American Movie Classics subsidiaries was filed in New York Supreme Court by the Teachers Retirement System of Louisiana ("TRSL"). The actions relate to the August 2002 Rainbow Media Group tracking stock exchange and allege, among other things, that the exchange ratio was based upon a price of the Rainbow Media Group tracking stock that was artificially deflated as a result of the improper recognition of certain expenses at the national services division of Rainbow Media Holdings. The complaint alleges breaches by the individual defendants of fiduciary duties. The complaint also alleges breaches of contract and unjust enrichment by Cablevision. The complaint seeks monetary damages and such other relief as the court deems just and proper. On October 31, 2003, Cablevision and other defendants moved to stay the action in favor of the previously filed actions pending in Delaware or,

(Dollars in thousands, except per share amounts)

in the alternative, to dismiss for failure to state a claim. On June 10, 2004, the court stayed the action on the basis of the previously filed action in Delaware. TRSL subsequently filed a motion to vacate the stay in the New York action, and simultaneously filed a motion to intervene in the Delaware action and to stay that action. Cablevision opposed both motions. On April 19, 2005, the court in the Delaware action denied the motion to stay the Delaware action and granted TRSL's motion to intervene in that action. On June 22, 2005, the court in the New York action denied TRSL's motion to vacate the stay in that action.

Cablevision believes the claims in both the Delaware action and the New York action are without merit and is contesting the lawsuits vigorously.

The Wiz Bankruptcy

TW, Inc. ("TW"), a former subsidiary of the Company and operator of The Wiz consumer retail electronics business, is the subject of a Chapter 11 bankruptcy proceeding in the U.S. Bankruptcy Court for the District of Delaware. In February 2005, TW filed a complaint in the bankruptcy proceeding against Cablevision and certain of its affiliates seeking recovery of alleged preferential transfers in the aggregate amount of $193,457. Also in February 2005, the Official Committee of Unsecured Creditors of TW (the "Committee") filed a motion seeking authority to assume the prosecution of TW's alleged preference claims and to prosecute certain other causes of action. The bankruptcy court granted the Committee's motion on or about March 10, 2005, thereby authorizing the Committee, on behalf of TW, to continue the preference suit and to assert other claims. On March 12, 2005, the Committee filed a complaint in the bankruptcy court against Cablevision, certain of its affiliates, and certain present and former officers and directors of Cablevision and of its former subsidiary Cablevision Electronics Investments, Inc. ("CEI"). The Committee's complaint, as amended, asserts preferential transfer claims allegedly totaling $193,858, breach of contract, promissory estoppel, and misrepresentation claims allegedly totaling $310,000, and fraudulent conveyance, breach of fiduciary duty, and other claims seeking unspecified damages. On June 30, 2005, the defendants filed a motion to dismiss several of the claims in the amended complaint. On October 31, 2005, the bankruptcy court denied the motion to dismiss. The bankruptcy court's ruling on the motion to dismiss allowed the Committee to proceed with its claims against Cablevision and the other defendants. Cablevision believes that the claims asserted by the Committee are without merit and is contesting them vigorously.

Dolan Family Group 2005 Proposal and Special Dividend Litigation

In June and July 2005, a number of shareholder class action lawsuits were filed against Cablevision and its individual directors in the Delaware Chancery Court and the New York State Supreme Court for Nassau County relating to the Dolan Family Group proposal to acquire the outstanding, publicly held interests in Cablevision following a pro rata distribution of Rainbow Media Holdings. On October 24, 2005, Cablevision received a letter from the Dolan Family Group withdrawing its June 19, 2005 proposal and recommending the consideration of a special dividend. On November 17, 2005, the plaintiffs filed a consolidated amended complaint in the New York Supreme Court action to relate to the special dividend proposed by the Dolan Family Group. On February 9, 2006, the plaintiffs filed a second amended complaint adding allegations related to the December 19, 2005 announcement that the Board had decided not to proceed with the proposed special dividend, and the January 31, 2006 announcement that the Board was expected to begin reconsideration of a possible special dividend at its regularly scheduled meeting in March 2006. The amended complaint sought, among other things, to enjoin the payment of the special dividend proposed by the Dolan Family Group. As set forth below, the Nassau County actions were subsequently dismissed following settlement by the parties. The Delaware Chancery Court action is pending.

(Dollars in thousands, except per share amounts)

On December 28, 2005, a purported shareholder derivative complaint was filed in the U.S. District Court for the Eastern District of New York alleging that certain events during 2005, including those relating to the proposed special dividend, constitute breaches of fiduciary duty. The action was brought derivatively on behalf of Cablevision and names as defendants each member of the Board of Directors. The complaint sought unspecified damages and contribution and indemnification by the defendants for any claims asserted against Cablevision as a result of the alleged breaches. The Eastern District of New York action was dismissed following settlement of the Nassau County actions, as set forth below.

On March 27, 2006, Cablevision entered into a memorandum of understanding with respect to the settlement of the actions pending in the New York Supreme Court for Nassau County relating to a proposed special dividend. On April 7, 2006, Cablevision's Board of Directors declared a special cash dividend of $10.00 per share which was paid on April 24, 2006 to holders of record at the close of business on April 18, 2006. A hearing on the proposed settlement was held on September 25, 2006. On January 5, 2007, the court signed an order approving the settlement and terminating these actions.

Dolan Family Group 2006 Proposal

In October 2006, a number of shareholder class action lawsuits were filed against Cablevision and its individual directors in New York Supreme Court, Nassau County, relating to the October 8, 2006 offer by the Dolan Family Group to acquire all of the outstanding shares of Cablevision's common stock, except for the shares held by the Dolan Family Group. These lawsuits allege breaches of fiduciary duty and seek injunctive relief to prevent consummation of the proposed transaction and compensatory damages. The trial court ordered expedited discovery, which began in November 2006. On January 12, 2007, the Special Transaction Committee of the Board received a revised proposal from the Dolan Family Group to acquire all of the outstanding shares of common stock of Cablevision, except for the shares held by the Dolan Family Group. On January 16, 2007, the Special Transaction Committee delivered a letter to Charles F. Dolan and James L. Dolan, rejecting as inadequate the revised proposal. This litigation is pending.

Director Litigation

Cablevision was named as a nominal defendant in a purported shareholder derivative complaint filed in the Court of Chancery of the State of Delaware. The action was brought derivatively on behalf of Cablevision and named as additional defendants Charles F. Dolan, the Chairman of Cablevision, and Rand Araskog, Frank Biondi, John Malone and Leonard Tow, each of whom was appointed as a director on March 2, 2005 by Mr. Dolan and certain other holders of the Company's NY Group Class B common stock. The complaint alleges that Charles F. Dolan, as the controlling Class B shareholder of Cablevision, by purporting to remove three Cablevision Board members (William J. Bell, Sheila Mahony and Steven Rattner) and replace them with the four new directors, wrongfully interfered with the Board's role in managing the affairs of Cablevision and sought to substitute his judgment of how to proceed with the VOOM service of Cablevision's Rainbow DBS subsidiary above that of the Board. The action seeks, among other things, to preliminarily and permanently enjoin Charles F. Dolan from interfering with the managerial prerogatives of Cablevision's Board; rescinding the purported appointment of the new directors; rescinding the removal of Mr. Bell, Ms. Mahony and Mr. Rattner as directors and restoring them to their positions as directors and directing Charles F. Dolan to account to Cablevision for its damages. There have been no developments in the case since May 2005, when the parties agreed that defendants need not respond to the complaint until further notice from the plaintiff.

(Dollars in thousands, except per share amounts)

Patent Litigation

Cablevision is named as a defendant in certain lawsuits claiming infringement of various patents relating to various aspects of our businesses. In certain of these cases other industry participants are also defendants. In certain of these cases we expect that any potential liability would be the responsibility of our equipment vendors pursuant to applicable contractual indemnification provisions. To the extent that the allegations in these lawsuits have been analyzed by us at the current stage of their proceedings, we believe that the claims are without merit and intend to defend the actions vigorously. The final disposition of these actions is not expected to have a material adverse effect on our consolidated financial position.

Contract Dispute

In September 2005, Loral filed an action against Cablevision and Rainbow DBS for breach of contract based on a letter agreement dated March 23, 2001 ("the Letter Agreement") between Loral and Rainbow DBS. Loral alleges that the sale of the Rainbow-1 satellite and related assets to EchoStar constituted a sale of "substantially all of the assets of Rainbow DBS" triggering a "Make Whole Payment" under the Letter Agreement of $33,000 plus interest. A trial in this matter took place in January 2007 in New York Supreme Court for New York County. On January 24, 2007, the jury returned a verdict finding that the EchoStar sale had triggered a Make Whole Payment under the Letter Agreement, requiring a payment to Loral of $50,898, including interest, which has been accrued for as of December 31, 2006 and reflected as an expense in discontinued operations. Cablevision and Rainbow DBS have filed a motion for judgment as a matter of law, or in the alternative for a new trial, which is pending.

Accounting Related Investigations

The improper expense recognition matter previously reported by the Company has been the subject of investigations by the SEC and the U.S. Attorney's Office for the Eastern District of New York. The SEC is continuing to investigate the improper expense recognition matter and the Company's timing of recognition of launch support, marketing and other payments under affiliation agreements. The Company continues to fully cooperate with such investigations.

Stock Option Related Matters

The Company announced on August 8, 2006 that, based on a voluntary review of its past practices in connection with grants of stock options and SARs, it has determined that the grant date and exercise price assigned to a number of its stock option and SAR grants during the 1997-2002 period did not correspond to the actual grant date and the fair market value of Cablevision's common stock on the actual grant date. The review was conducted with a law firm that was not previously involved with the Company's stock option plans. The Company has advised the SEC and the U.S. Attorney's Office for the Eastern District of New York of these matters and each has commenced an investigation. The Company received a grand jury subpoena from the U.S. Attorney's Office for the Eastern District of New York seeking documents related to the stock options issues. The Company received a document request from the SEC relating to its informal investigation into these matters. The Company continues to fully cooperate with such investigations.

In addition, in August, September and October 2006, purported derivative lawsuits (including one purported combined derivative and class action lawsuit) relating to the Company's past stock option and SAR grants were filed in New York State Supreme Court for Nassau County, the United States District

(Dollars in thousands, except per share amounts)

Court for the Eastern District of New York, and Delaware Chancery Court for New Castle County, by parties identifying themselves as shareholders of Cablevision purporting to act on behalf of Cablevision. These lawsuits named as defendants certain present and former members of Cablevision's Board of Directors and certain present and former executive officers, alleging breaches of fiduciary duty and unjust enrichment relating to practices with respect to the dating of stock options, recordation and accounting for stock options, financial statements and SEC filings, and alleged violation of IRC 162(m). In addition, certain of these lawsuits asserted claims under Sections 10(b), 14(a), and 20(a) of the Securities Exchange Act of 1934 and Section 304 of the Sarbanes-Oxley Act. The lawsuits sought damages from all defendants, disgorgement from the officer defendants, declaratory relief, and equitable relief, including rescission of the 2006 Employee Stock Plan and voiding of the election of the director defendants. On October 27, 2006, the Board of Directors of Cablevision appointed Grover C. Brown and Zachary W. Carter as directors and, on the same date, appointed Messrs. Brown and Carter to a newly formed special litigation committee ("SLC") of the Board. The SLC was directed by the Board to review and analyze the facts and circumstances surrounding these claims, which purport to have been brought derivatively on behalf of the Company, and to consider and determine whether or not prosecution of such claims is in the best interests of the Company and its shareholders, and what actions the Company should take with respect to the cases. The SLC, through its counsel, filed motions in all three courts to intervene and to stay all proceedings until completion of the SLC's independent investigation of the claims raised in these actions. The Delaware action subsequently was voluntarily dismissed without prejudice by the plaintiff. The actions pending in Nassau County have been consolidated and a single amended complaint has been filed in that jurisdiction. Similarly, the actions pending in the Eastern District of New York have been consolidated and a single amended complaint has been filed in that jurisdiction. Both the Nassau County action and the Eastern District of New York action assert derivative claims on behalf of the Company as well as direct claims on behalf of Cablevision shareholders relating to the Company's past stock option and SAR grants. On November 14, 2006, the trial court in the Nassau County action denied the SLC's motion for a stay of proceedings and ordered expedited discovery. The Appellate Division of the New York State Supreme Court subsequently stayed all proceedings in the Nassau County action (including all discovery) pending the SLC's appeal of the denial of its stay motion. The SLC's appeal has been fully submitted but has not been scheduled for oral argument. In the Eastern District of New York action, the trial court has issued a stay of all proceedings until May 1, 2007.

We have incurred substantial expenses in 2006 for legal, accounting, tax and other professional services in connection with the Company's voluntary review of its past practices in connection with grants of stock options and SARs, the preparation of the restated financial statements, stock option related litigation, and the investigations by the SEC and the U.S. Attorney's Office for the Eastern District of New York.

Other Matters

In addition to the matters discussed above, the Company is party to various lawsuits, some involving claims for substantial damages. Although the outcome of these other matters cannot be predicted with certainty and the impact of the final resolution of these other matters on the Company's results of operations in a particular subsequent reporting period is not known, management does not believe that the resolution of these other lawsuits will have a material adverse effect on the financial position of the Company or the ability of the Company to meet its financial obligations as they become due.

NOTE 19. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and Cash Equivalents, Restricted Cash, Accounts Receivable Trade, Notes and Other Receivables, Prepaid Expenses and Other Assets, Advances to Affiliates, Accounts Payable, Accounts Payable to Affiliates and Accrued Liabilities.

The carrying amount approximates fair value due to the short-term maturity of these instruments.

Derivative Contracts and Liabilities Under Derivative Contracts

Derivative contracts are carried on the accompanying consolidated balance sheets at fair value based on dealer quotes.

Investment Securities and Investment Securities Pledged as Collateral

Marketable securities are carried on the accompanying consolidated balance sheets at their fair value based upon quoted market prices.

Bank Debt, Collateralized Indebtedness, Notes Payable, Senior Notes and Debentures, and Senior Subordinated Notes and Debentures

The fair values of each of the Company's debt instruments are based on quoted market prices for the same or similar issues or on the current rates offered to the Company for instruments of the same remaining maturities.

Interest Rate Swap Agreements

Interest rate swap agreements are carried on the accompanying consolidated balance sheets at fair value based on valuations provided by a derivative valuation system using current market interest rate data. These values represent the estimated amount the Company would receive or pay to terminate agreements, taking into consideration current interest rates.

(Dollars in thousands, except per share amounts)

The fair value of the Company's debt instruments are summarized as follows:

	December 31, 2006	
	Carrying Amount	Estimated Fair Value
Debt instruments:		
Bank debt	$ 4,992,500	$ 4,992,500
Collateralized indebtedness	921,574	901,035
Senior notes and debentures	4,493,956	4,545,089
Senior subordinated notes and debentures	497,011	551,682
Notes payable	18,843	19,165
	$10,923,884	$11,009,471

	December 31, 2005	
	Carrying Amount	Estimated Fair Value
Debt instruments:		
Bank debt	$1,851,500	$1,851,500
Collateralized indebtedness	1,170,126	1,171,731
Senior notes and debentures	4,492,760	4,453,636
Senior subordinated notes and debentures	746,621	819,982
Notes payable	15,905	15,778
	$8,276,912	$8,312,627

Fair value estimates related to our debt instruments and interest rate swap agreements discussed above are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Minority Interest in Limited-Life Partnership

The Company consolidates a 60% majority-owned interest in a limited-life partnership. The estimated liquidation value of the 40% minority interest is approximately $133,600 and $106,000 as of December 31, 2006 and 2005, respectively, compared to the carrying value of such minority interest of $48,430 and $53,820, respectively. Such liquidation value estimate is made at a specific point in time based on relevant market information and consideration regarding current and expected future operating performance. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

NOTE 20. SEGMENT INFORMATION

The Company classifies its business interests into three segments: Telecommunications Services, consisting principally of its video, high-speed data, Voice over Internet Protocol and its commercial data and voice services operations; Rainbow, consisting principally of interests in national and regional cable television programming networks, including AMC, IFC, WE tv, fuse and the VOOM HD Networks; and Madison Square Garden, which owns and operates professional sports teams, regional cable television networks and an entertainment business. Beginning in the first quarter of 2005, the VOOM HD Networks have been included in the Rainbow Segment. Those channels were previously included in the Rainbow

(Dollars in thousands, except per share amounts)

DBS segment which has been discontinued. Prior period segment information has been reported on a comparable basis.

The Company's reportable segments are strategic business units that are managed separately. The Company evaluates segment performance based on several factors, of which the primary financial measure is business segment adjusted operating cash flow (defined as operating income (loss) before depreciation and amortization (including impairments), stock plan income or expense and restructuring charges or credits), a non-GAAP measure. The Company has presented the components that reconcile adjusted operating cash flow to operating income (loss), an accepted GAAP measure. Information as to the operations of the Company's business segments is set forth below.

	Years Ended December 31,		
	2006	2005	2004
Revenues, net from continuing operations			
Telecommunications Services	$4,237,707	$3,606,765	$3,123,956
Rainbow	885,986	825,561	806,394
Madison Square Garden	854,040	804,395	778,754
All other [(a)]	84,391	85,385	86,765
Intersegment eliminations	(134,662)	(149,628)	(163,332)
	$5,927,462	$5,172,478	$4,632,537

Intersegment eliminations are primarily affiliate revenues recognized by our Rainbow and MSG segments from the sale of cable network programming to our Telecommunication Services segment.

	Years Ended December 31,		
	2006	2005	2004
Intersegment revenues			
Telecommunications Services	$ 1,529	$ 2,420	$ 7,123
Rainbow	38,438	48,547	62,650
Madison Square Garden	94,695	98,661	93,559
	$134,662	$149,628	$163,332

Reconciliation (by Segment and in Total) of Adjusted Operating Cash Flow to Operating Income (Loss) from Continuing Operations

	Years Ended December 31,		
	2006	2005	2004
Adjusted operating cash flow from continuing operations			
Telecommunications Services	$1,668,554	$1,412,199	$1,226,790
Rainbow	161,119	158,513	59,852
Madison Square Garden	72,396	120,440	170,057
All other [(b)]	(81,642)	(80,632)	(69,894)
	$1,820,427	$1,610,520	$1,386,805

(Dollars in thousands, except per share amounts)

	Years Ended December 31, 2006	2005	2004
Depreciation and amortization (including impairments) included in continuing operations			
Telecommunications Services	$ (915,724)	$ (843,177)	$ (786,485)
Rainbow	(106,556)	(113,429)	(213,896)
Madison Square Garden	(60,160)	(62,834)	(45,445)
All other [(c)]	(46,373)	(64,203)	(92,849)
	$(1,128,813)	$(1,083,643)	$(1,138,675)

	Years Ended December 31, 2006	2005	2004
Stock expense included in continuing operations			
Telecommunications Services	$(39,485)	$(14,657)	$(16,318)
Rainbow	(25,673)	(6,513)	(7,650)
Madison Square Garden	(14,232)	(3,836)	(3,769)
All other [(c)]	(1,732)	(1,789)	(6,702)
	$(81,122)	$(26,795)	$(34,439)

	Years Ended December 31, 2006	2005	2004
Restructuring credits (charges) included in continuing operations			
Telecommunications Services	$ 17	$ (295)	$ (736)
Rainbow	(143)	-	77
Madison Square Garden	-	(366)	(4,146)
All other [(c)]	3,610	1,198	5,640
	$3,484	$ 537	$ 835

	Years Ended December 31, 2006	2005	2004
Operating income (loss) from continuing operations			
Telecommunications Services	$ 713,362	$ 554,070	$ 423,251
Rainbow	28,747	38,571	(161,617)
Madison Square Garden	(1,996)	53,404	116,697
All other [(b)]	(126,137)	(145,426)	(163,805)
	$ 613,976	$ 500,619	$ 214,526

(Dollars in thousands, except per share amounts)

A reconciliation of reportable segment amounts to the Company's consolidated balances is as follows:

	Years Ended December 31,		
	2006	2005	2004
Operating income (loss) from continuing operations before income taxes			
Total operating income for reportable segments	$ 740,113	$ 646,045	$ 378,331
Other operating loss [(b)]	(126,137)	(145,426)	(163,805)
Operating income	613,976	500,619	214,526
Items excluded from operating income (loss):			
Interest expense	(795,418)	(640,010)	(635,960)
Interest income	33,229	16,341	8,300
Equity in net income (loss) of affiliates	6,698	3,219	(12,997)
Gain on sale of programming and affiliate interests, net	-	64,968	2,232
Gain (loss) on investments, net	290,052	(138,312)	134,598
Write-off of deferred financing costs	(14,083)	-	(18,961)
Gain (loss) on derivative contracts, net	(253,712)	119,180	(165,305)
Loss on extinguishment of debt	(13,125)	-	(78,571)
Minority interests	(8,894)	(5,471)	(50,307)
Miscellaneous, net	2,837	828	63
Loss from continuing operations before income taxes	$(138,440)	$ (78,638)	$(602,382)

(a) Represents net revenues of Clearview Cinemas and PVI Virtual Media, which was consolidated in the second quarter of 2004 in accordance with FIN No. 46. In May 2005, Cablevision exchanged its 60% interest in PVI Latin America for the 40% interest in the rest of PVI that it did not already own.

(b) Principally includes unallocated corporate general and administrative costs, in addition to the operating results of Clearview Cinemas and PVI Virtual Media. It also includes costs allocated to Fox Sports Net Ohio, Fox Sports Net Florida, Fox Sports Net Chicago and Rainbow DBS (distribution operations) that were not eliminated as a result of the disposition or shut down of these businesses.

(c) Includes expenses and/or credits relating to Clearview Cinemas, PVI Virtual Media, certain corporate expenses/credits and certain costs allocated to Fox Sports Net Ohio, Fox Sports Net Florida, Fox Sports Net Chicago and Rainbow DBS (distribution operations) that were not eliminated as a result of the disposition or shut down of these businesses.

	December 31,	
	2006	2005
Assets		
Telecommunications Services	$6,636,723	$4,558,423
Rainbow [(d)]	2,377,835	2,573,132
Madison Square Garden	1,852,913	1,893,525
Corporate, other and intersegment eliminations	(894,243)	925,164
Assets held for sale	-	7,557
	$9,973,228	$9,957,801

(d) Rainbow assets include amounts due from the Rainbow DBS distribution business of $276,245 and $271,277 at December 31, 2006 and 2005, respectively, which are eliminated in consolidation.

(Dollars in thousands, except per share amounts)

	Years Ended December 31,		
	2006	2005	2004
Capital Expenditures			
Telecommunications Services	$819,747	$695,327	$621,480
Rainbow	21,062	29,063	44,313
Madison Square Garden	23,444	20,993	12,153
Corporate and other	22,044	23,909	19,568
	$886,297	$769,292	$697,514

Substantially all revenues and assets of the Company's reportable segments are attributed to or located in the United States and are primarily concentrated in the New York metropolitan area.

NOTE 21. INTERIM FINANCIAL INFORMATION (Unaudited)

The following is a summary of selected quarterly financial data for the years ended December 31, 2006 and 2005:

2006:	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	Total 2006
Revenues, net	$ 1,409,358	$ 1,423,923	$ 1,408,736	$ 1,685,445	$ 5,927,462
Operating expenses	(1,305,631)	(1,257,420)	(1,273,301)	(1,477,134)	(5,313,486)
Operating income	$ 103,727	$ 166,503	$ 135,435	$ 208,311	$ 613,976
Income (loss) from continuing operations	$ (35,958)	$ (8,175)	$ (37,816)	$ 24,895	$ (57,054)
Income (loss) from discontinued operations, net of taxes	(2,386)	40,702	(421)	(30,449)	7,446
Income (loss) before cumulative effect of a change in accounting principle	(38,344)	32,527	(38,237)	(5,554)	(49,608)
Cumulative effect of a change in accounting principle, net of taxes	(862)	-	-	-	(862)
Net income (loss)	$ (39,206)	$ 32,527	$ (38,237)	$ (5,554)	$ (50,470)

(Dollars in thousands, except per share amounts)

2005:	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	Total 2005
Revenues, net	$ 1,213,126	$ 1,231,859	$ 1,241,745	$ 1,485,748	$ 5,172,478
Operating expenses	(1,145,457)	(1,136,790)	(1,133,888)	(1,255,724)	(4,671,859)
Operating income	$ 67,669	$ 95,069	$ 107,857	$ 230,024	$ 500,619
Income (loss) from continuing operations	$ (78,357)	$ (8,369)	$ (45,404)	$ 78,190	$ (53,940)
Income (loss) from discontinued operations, net of taxes	(30,439)	240,761	870	5,661	216,853
Net income (loss)	$ (108,796)	$ 232,392	$ (44,534)	$ 83,851	$ 162,913

NOTE 22. OTHER MATTERS

Special Dividend Payment

On April 7, 2006, the Board of Directors of Cablevision declared a special cash dividend of $10.00 per share on each outstanding share of its Cablevision NY Group Class A common stock and Cablevision NY Group Class B common stock. The dividend was paid on April 24, 2006 to holders of record at the close of business on April 18, 2006. The dividend was paid from the proceeds of a distribution of approximately $3,000,000 held in cash and cash equivalents from CSC Holdings to Cablevision. The CSC Holdings distribution was funded from the proceeds of its term B loan facility which closed on March 29, 2006 (See Note 9). The dividend payment on all outstanding shares of Cablevision common stock and certain common stock equivalents amounted to $2,834,649. In addition, up to $126,838 representing $10.00 for each outstanding restricted share and each stock appreciation right and stock option vested as of December 31, 2004, would be payable when, and if, the restrictions lapse on each restricted share and when, and if, such stock appreciation rights and stock options are exercised.

Settlement with Time Warner

On September 29, 2005, AMC and Time Warner Entertainment, L.P. settled existing litigation whereby the Company simultaneously entered into 11 separate affiliation agreements with Time Warner. These agreements included amendments and enhancements to existing affiliation agreements for some of the Company's programming services and new affiliation agreements and new distribution for other programming services of the Company. The amendments included a long-term extension of Time Warner's affiliation agreement with AMC with rate and positioning terms that are favorable to AMC. Because of the long-term benefits to the Company from the extension and enhancement of the AMC agreement, substantially all of the required payments ($74,000 is payable to Time Warner over the 2005-2007 period) attributable to AMC have been capitalized as deferred carriage fees and will be amortized as a reduction to revenue over the remaining 13 year life of the extended AMC agreement.

New York Mets Agreement Termination

In the second quarter of 2004, Madison Square Garden received $54,052 in cash in connection with the New York Mets' notice of termination of their broadcast rights agreement with Madison Square Garden. The termination of the rights agreement was effective at the end of the 2005 baseball season. As a result of the termination notice, the Company recorded a reversal of a purchase accounting liability of $41,788 related to this broadcast rights agreement. These items have been reflected as other operating income in the Company's 2004 consolidated statement of operations.

(Dollars in thousands, except per share amounts)

Resolutions of Contract Disputes

In June 2006, the Company collected $26,500 related to the resolution of a contractual programming dispute, $19,476 of which was due in periods prior to 2006 but not recognized as a reduction to programming costs because it was being disputed and was not being paid by the affiliate. The underlying contract was terminated in June 2006 and no further payments will be received under the contract.

In connection with the resolution of another contract dispute, Fox Sports Net Chicago, which was shut down in June 2006, recorded $77,996 of affiliate revenue in June 2006 including $71,396, relating to periods prior to 2006, that had not been previously recognized due to the dispute. Such affiliate revenue has been reported in discontinued operations. The underlying contract was terminated in June 2006 and no further payments will be received under the contract.

Exhibit 31.1

I, James L. Dolan, President and Chief Executive Officer of Cablevision Systems Corporation and CSC Holdings, Inc. (the "Registrants") certify that:

1. I have reviewed this annual report on Form 10-K of the Registrants;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrants as of, and for, the periods presented in this annual report;

4. The Registrants' other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrants and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrants, including their consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the Registrants' disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this annual report based on such evaluation; and

d) disclosed in this annual report any change in the Registrants' internal control over financial reporting that occurred during the Registrants' most recent fiscal quarter (the Registrants' fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrants' internal control over financial reporting; and

5. The Registrants' other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrants' auditors and the audit committee of each Registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrants' ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrants' internal control over financial reporting.

Date: February 27, 2007 By: /s/ James L. Dolan

James L. Dolan
President and Chief Executive Officer

Exhibit 31.2

I, Michael P. Huseby, Executive Vice President and Chief Financial Officer of Cablevision Systems Corporation and CSC Holdings, Inc. (the "Registrants") certify that:

1. I have reviewed this annual report on Form 10-K of the Registrants;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrants as of, and for, the periods presented in this annual report;

4. The Registrants' other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrants and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrants, including their consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the Registrants' disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this annual report based on such evaluation; and

d) disclosed in this annual report any change in the Registrants' internal control over financial reporting that occurred during the Registrants' most recent fiscal quarter (the Registrants' fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrants' internal control over financial reporting; and

5. The Registrants' other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrants' auditors and the audit committee of each Registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrants' ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrants' internal control over financial reporting.

Date: February 27, 2007

By: /s/ Michael P. Huseby
Michael P. Huseby
Executive Vice President and Chief Financial Officer

Exhibit 32

Certification

Pursuant to 18 U.S.C. § 1350, each of the undersigned officers of Cablevision Systems Corporation ("Cablevision") and CSC Holdings, Inc. ("CSC Holdings") hereby certifies, to such officer's knowledge, that Cablevision's and CSC Holdings' Annual Report on Form 10-K for the year ended December 31, 2006 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Cablevision and CSC Holdings.

Date: February 27, 2007   By: /s/ James L. Dolan
James L. Dolan
President and Chief Executive Officer

Date: February 27, 2007   By: /s/ Michael P. Huseby
Michael P. Huseby
Executive Vice President and Chief Financial Officer

CABLEVISION

Notice of Annual Meeting and Proxy Statement

Dear Stockholder:

You are cordially invited to attend our annual meeting of stockholders at 10:00 a.m. on June 14, 2007 at our corporate headquarters building at 1111 Stewart Avenue, Bethpage, New York.

In addition to the matters described in the attached proxy statement, we will report on our Company's activities during 2006. You will have an opportunity to ask questions and to meet your directors and executives.

On May 2, 2007, we announced that the Company had entered into a definitive merger agreement with affiliates of the Dolan family pursuant to which holders of our Class A common stock will receive $36.26 per share upon consummation of the merger. Consummation of the merger is subject to a number of conditions including receipt of stockholder approval of the merger agreement and a related amendment to our certificate of incorporation. These matters will be considered at a special meeting of stockholders that will be held later this year and will not be considered at our annual meeting. Stockholders of record will receive a separate proxy statement for the special meeting.

I look forward to seeing you at the meeting. Your vote is important to us. Stockholders will have a choice of voting by using a toll-free telephone number, over the Internet or by mailing a proxy card. If you choose to vote by mail, please sign and return the enclosed proxy card in the envelope provided. Please be sure to check the enclosed proxy materials to see which options are available to you.

Sincerely yours,



Charles F. Dolan
Chairman

May 21, 2007

Cablevision Systems Corporation, 1111 Stewart Ave., Bethpage, NY 11714-3581

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS OF CABLEVISION SYSTEMS CORPORATION

Time:

10:00 a.m., Eastern Standard Time

Date:

June 14, 2007

Place:

Cablevision Systems Corporation
Corporate Headquarters
1111 Stewart Avenue
Bethpage, New York

Purpose:

- Elect directors
- Ratify appointment of independent registered public accounting firm
- Conduct other business if properly raised

Only stockholders of record on April 17, 2007 may vote at the meeting.

Your vote is important. We urge you to vote as soon as possible by telephone, Internet or mail.

Victoria D. Salhus

Victoria D. Salhus
Senior Vice President,
Deputy General Counsel
and Secretary

May 21, 2007

Table of Contents

GENERAL INFORMATION

Voting Rights

Holders of Cablevision NY Group Class A common stock ("Class A common stock") and Cablevision NY Group Class B common stock ("Class B common stock"), as recorded in our stock register on April 17, 2007, may vote at the meeting. On April 17, 2007, there were 229,705,409 shares of Class A common stock and 63,327,303 shares of Class B common stock outstanding. Each share of Class A common stock has one vote per share and holders will be entitled to elect eight candidates to the Board of Directors. Each share of Class B common stock has ten votes per share and holders will be entitled to elect nine candidates to the Board of Directors. As a result of their ownership of Class B common stock, our Chairman, Charles F. Dolan, members of his family and related family entities, have the power to elect all of the directors to be elected by the holders of Class B common stock and to approve Proposal 2, regardless of how other shares are voted.

How to vote

You may vote in person at the meeting or by proxy. You may vote by telephone, over the Internet or using a proxy. We recommend you vote by proxy even if you plan to attend the meeting. You can always change your vote at the meeting.

How proxies work

The Company's Board of Directors (the "Board") is asking for your proxy. If you submit a proxy, but do not specify how to vote, we will vote your shares in favor of the director nominees identified in this proxy statement and in favor of Proposal 2. The enclosed proxy materials contain instructions for telephone, Internet and mail voting. Whichever method you use, giving us your proxy means you authorize us to vote your shares at the meeting in the manner you direct. You may vote for all, some, or none of our director candidates. You may also vote for or against Proposal 2 or abstain from voting.

You may receive more than one proxy or voting card depending on how you hold your shares. Shares registered in your name are covered by one card. The Company's employees receive a separate card for any shares they hold in the Cablevision CHOICE 401(k) Savings Plan. If you hold shares through someone else, such as a stockbroker, you may get material from them asking how you want to vote.

Revoking a proxy

You may revoke your proxy before it is voted by submitting a new proxy with a later date; by voting in person at the meeting; or by notifying the Company's Investor Relations department in writing at Cablevision Systems Corporation, Investor Relations, 1111 Stewart Avenue, Bethpage, New York, 11714.

Confidential voting

Independent inspectors count the votes. Your individual vote is kept confidential (including those delivered by telephone or Internet) from us unless special circumstances exist. For example, a copy of your proxy card will be sent to us if you write comments on the card.

Quorum

In order to carry on the business of the meeting, we must have a quorum. This means that at least a majority of the outstanding votes represented by outstanding shares eligible to vote must be represented at the meeting, either by proxy or in person.

Votes needed

Election of directors by the holders of Class A common stock ("Class A directors") requires the affirmative vote of a plurality of votes cast by holders of Class A common stock. Election of directors by the holders of Class B common stock ("Class B directors") requires the affirmative vote of a plurality of votes cast by holders of Class B common stock. Approval of Proposal 2 requires the favorable vote of a majority of the votes cast by the holders of Class A common stock and holders of Class B common stock, voting together as a single class. Abstentions and broker non-votes count for quorum purposes. They will not affect Proposal 2. Broker non-votes occur when a bank, brokerage firm or other nominee is not permitted to vote on a particular matter without instructions from the owner of the shares and no instruction is received.

Important Notice

All meeting attendees may be asked to present a valid, government-issued photo identification card (federal, state or local), such as a driver's license or passport, before entering the meeting. In addition, video and audio recording devices and other electronic devices will not be permitted at the meeting and attendees will be subject to security inspections.

Solicitation

This proxy statement and the enclosed proxy card are first being sent to stockholders on May 21, 2007. In addition to this mailing, the Company's employees may solicit proxies personally, electronically or by telephone. The Company pays the costs of soliciting proxies. We also reimburse brokers and other nominees for their expenses in sending these materials to you and obtaining your voting instructions. In addition, the Company has retained D.F. King & Co., Inc. to assist with the solicitation of proxies for a fee estimated not to exceed $50,000 plus expenses.

PROPOSAL 1 (Item 1 on Proxy Card)

Election of directors

The Board has nominated the seventeen director candidates named below, all of whom currently serve as our directors. Of the seventeen nominees for director, nine are to be elected by the Class B stockholders and eight are to be elected by the Class A stockholders. All of the directors are elected for a one-year term.

The persons named in the enclosed proxy intend to vote for the election of each of the director nominees below, unless you indicate on your proxy that your vote should be withheld from any or all of the nominees.

If a Class A director nominee becomes unavailable before the election, the persons named in the enclosed Class A proxy would be authorized to vote for a replacement Class A director nominee if the Board names one. If a Class B director nominee becomes unavailable before the election, the persons named in the enclosed Class B proxy would be authorized to vote for a replacement Class B director nominee if the Board names one.

Information on each of our nominees is given below.

The Board unanimously recommends you vote FOR each of the following candidates:

Directors to be elected by Class A Stockholders

- **GROVER C. BROWN,** *71,* Director since October 2006. Special Counsel with the law firm of Gordon, Fournaris & Mammarella, P.A., in Wilmington, Delaware. Partner at the law firm of Morris, James, Hitchens & Williams from 1985 to 2000. Mr. Brown served as Chancellor and Vice Chancellor of the Delaware Court of Chancery from 1973 until 1985. Mr. Brown is a director of Take-Two Interactive Software, Inc.

- **ZACHARY W. CARTER,** *57,* Director since October 2006. Partner at the law firm of Dorsey & Whitney LLP, in New York, New York since 1999. Prior to that time, Mr. Carter's career in public service included serving as United States Attorney for the Eastern District of New York from 1993 to 1999. Mr. Carter is a director of Marsh McLennan Companies, Inc.

- **CHARLES D. FERRIS,** *74,* Director since 1985. Mr. Ferris is a non-equity partner in the law firm of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Chairman of the Federal Communications Commission from October 1977 to April 1981. Mr. Ferris has been a Trustee Associate/Trustee of Boston College continuously since 1986. Mr. Ferris is also a Director and is presently Vice Chairman of the Board of The Maureen and Mike Mansfield Foundation.

- **RICHARD H. HOCHMAN,** *61,* Director since 1986. Chairman of Regent Capital Management Corp. since April 1995. Managing Director of PaineWebber Incorporated from March 1990 to April 1995. Mr. Hochman is a director of Distribution Holdings, Inc., a specialty food, health and beauty products distribution company.

- **VICTOR ORISTANO,** *90,* Director since 1985. Founder and Chairman of Alda Limited Partners, a holding company which has built and operated cable television systems in Connecticut, Florida, New Jersey, Pennsylvania and England since 1966. Mr. Oristano was the founder of the nation's largest holder of wireless TV frequencies, a company controlled by Alda Limited Partners.

- **THOMAS V. REIFENHEISER,** *71,* Director since 2002. Mr. Reifenheiser retired as a Managing Director of JP Morgan Chase, overseeing the Global Media and Telecommunications Division in September 2000 after 38 years with JP Morgan Chase and its predecessors. Mr. Reifenheiser is a director of Lamar Advertising Company and Mediacom Communications Corporation.

- **VICE ADMIRAL JOHN R. RYAN USN (RET.),** *61,* Director since 2002. Chancellor of the State University of New York since June 2005. Mr. Ryan intends to step down as Chancellor at the end of May 2007 to become the President and Chief Executive Officer of the Center for Creative Leadership in Greensboro, North Carolina. President of the State University of New York Maritime College from June 2002 to June 2005. Interim President of State University at Albany from February 2004 to February 2005. Superintendent of the United States Naval Academy from June 1998 to June 2002. Vice Admiral Ryan's military career included positions as Commander of the Maritime Surveillance and Reconnaissance Force, US Sixth Fleet/Commander, Fleet Air Mediterranean/ Commander, Maritime Air Forces, Mediterranean until his retirement from the U.S. Navy in July 2002. Vice Admiral Ryan is a director of CIT Group Inc.

- **VINCENT TESE,** *64*, Director since 1996. Mr. Tese served as Chairman and Chief Executive Officer of the New York State Urban Development Corporation from 1985 to 1987 and as Director of Economic Development for New York State from 1987 to December 1994. Mr. Tese is a director of The Bear Stearns Companies Inc., Bowne & Co, Inc., Cabrini Mission Society, Catholic Guardian Society, Custodial Trust Co., Gabelli Asset Management, Intercontinental Exchange, Inc., Mack-Cali Realty Corp., Municipal Art Society, Wireless Cable International, Inc. and a trustee of New York Presbyterian Hospital and New York University School of Law.

Directors to be elected by Class B Stockholders

- **RAND V. ARASKOG,** *75*, Director since 2005. Self-employed as a private investor as principal in RVA Investments since March 1998.

- **FRANK J. BIONDI,** *62*, Director since 2005. Senior Managing Director of WaterView Advisors LLC since June 1999. Mr. Biondi is a director of The Bank of New York Company, Inc., Hasbro, Inc., Harrah's Entertainment Inc., Seagate Technology and Amgen, Inc.

- **CHARLES F. DOLAN,** *80*, Director since 1985. Chairman of the Company since 1985. Chief Executive Officer of the Company from 1985 to October 1995. Founded and acted as the General Partner of the Company's predecessor from 1973 until 1985. Established Manhattan Cable Television in 1961 and Home Box Office in 1971. Charles F. Dolan is the father of James L. Dolan, Patrick F. Dolan, Marianne Dolan Weber and Thomas C. Dolan and father-in-law of Brian G. Sweeney.

- **JAMES L. DOLAN,** *51*, Director since 1991. President of the Company since June 1998. Chief Executive Officer of the Company since October 1995. Chairman of Madison Square Garden since October 1999. Chief Executive Officer of Rainbow Media Holdings, Inc., a subsidiary of the Company, from September 1992 to October 1995. Vice President of the Company from 1987 to September 1992. James L. Dolan is the son of Charles F. Dolan and the brother of Patrick F. Dolan, Marianne Dolan Weber and Thomas C. Dolan and brother-in-law of Brian G. Sweeney.

- **MARIANNE DOLAN WEBER,** *49*, Director since 2005. President of Dolan Family Foundation from 1986 to September 1999. Chairman since September 1999. President of Dolan Children's Foundation from 1997 to September 1999. Chairman since September 1999. Manager of Dolan Family Office, LLC since 1997. Marianne Dolan Weber is the daughter of Charles F. Dolan, the sister of James L. Dolan, Patrick F. Dolan and Thomas C. Dolan and the sister-in-law of Brian G. Sweeney.

- **PATRICK F. DOLAN,** *55*, Director since 1991. President of News 12 Networks of the Company since February 2002. Vice President of News from September 1995 to February 2002. News Director of News 12 Long Island, a subsidiary of the Company, from December 1991 to September 1995. Patrick F. Dolan is the son of Charles F. Dolan and the brother of James L. Dolan, Marianne Dolan Weber and Thomas C. Dolan and brother-in-law of Brian G. Sweeney.

- **THOMAS C. DOLAN,** *54*, Director since May 2007. Executive Vice President and Chief Information Officer of the Company since October 2001; on an unpaid leave of absence since May 2005. Senior Vice President and Chief Information Officer of the Company from February 1996 to October 2001. Vice President and Chief Information Officer of the Company from July 1994 to February 1996. General manager of the Company's East End Long Island cable system from November 1991 to July 1994. System Manager of the Company's East End Long Island cable system from August 1987 to October 1991. He also served as a Director of the Company from March 1998 to May 2005. Thomas C. Dolan is the son of Charles F. Dolan, the brother of James L. Dolan, Patrick F. Dolan and Marianne Dolan Weber and the brother-in-law of Brian G. Sweeney.

- **BRIAN G. SWEENEY,** *42*, Director since 2005. Senior Vice President — eMedia of the Company since January 2000. Son-in-law of Charles F. Dolan and brother-in-law of James L. Dolan, Patrick F. Dolan, Marianne Dolan Weber and Thomas C. Dolan.

- **DR. LEONARD TOW,** *78*, Director since 2005. Chief Executive Officer of New Century Holdings LLC, an outdoor advertising company, since January 2005. Director of Citizens Communications Company from 1989 to September 2004. Chairman and Chief Executive Officer of Citizens Communications Company from 1990 to September 2004.

BOARD OF DIRECTORS AND COMMITTEES

The Board met 18 times in 2006. Each of our directors in 2006 attended at least 75% of the meetings of the Board and the committees of the Board on which he or she served during 2006, other than Messrs. Brown and Carter who joined the Board in October 2006.

We encourage our directors to attend annual meetings of stockholders and believe that attendance at annual meetings is just as important as attendance at Board and committee meetings. All of our directors in 2006 attended the 2006 annual stockholders meeting except for Messrs. Biondi and Oristano and other than Messrs. Brown and Carter who joined the Board in October 2006.

Director Independence

Our Class A common stock is listed on the New York Stock Exchange. As a result, we are subject to the New York Stock Exchange's corporate governance listing standards. However, a listed company that meets the New York Stock Exchange's definition of "controlled company," a company of which more than 50% of the voting power is held by a single entity or group, may elect not to comply with certain of these requirements. On March 19, 2004, the Class B stockholders who are members of the Dolan family and related family entities entered into a Stockholder Agreement relating, among other things, to the voting of their shares of our Class B common stock and filed a Schedule 13D with the Securities and Exchange Commission as a "group" under the rules of the Securities and Exchange Commission. As a result, we have satisfied the New York Stock Exchange's definition of a "controlled company." As a "controlled company", we have the right to elect not to comply with the corporate governance rules of the New York Stock Exchange requiring: (i) a majority of independent directors on our Board; (ii) an independent corporate governance and nominating committee; and (iii) an independent compensation committee.

We have elected not to comply with the New York Stock Exchange requirement for a majority of independent directors on our Board and for a corporate governance and nominating committee because of our status as a "controlled company". We do comply with the requirement for an independent compensation committee. Our Board elected not to comply with the requirement for a majority of independent directors on our Board because of our shareholder voting structure. Under the terms of our Amended and Restated Certificate of Incorporation, the holders of our Class B common stock have the right to elect 75% of the members of our Board and there is no requirement that any of those directors be independent or be chosen independently.

In determining director independence, the Board applies the independence standards of the New York Stock Exchange and affirmatively determines whether each director has any other material relationship with the Company. In applying its independence standards, the Board has determined that each of our current non-employee directors is an "independent" member. Each of the foregoing directors is also a nominee for director. In making the determination as to the independence of each director, the Board considered all relationships between that director and the Company and its affiliates and noted the following:

With respect to Richard Hochman, the Board considered the two existing relationships noted below and determined that they were not material and that Mr. Hochman was independent:

- Since 1995, Charles F. Dolan, the Company's Chairman, has had a personal investment in Regent Equity Partners, a limited partnership in which Mr. Hochman is one of the general partners. This investment has at all times represented less than 3% of the equity of Regent Equity Partners.

- Since 1999, Charles F. Dolan has had a personal preferred stock investment in Danskin Inc. Mr. Hochman's spouse has been the chief executive officer of Danskin Inc. since May 1999. Mr. Hochman, his spouse and Regent Equity Partners have had a substantial direct or indirect equity investment in Danskin Inc. since 1997. At December 31, 2006, Mr. and Mrs. Hochman, collectively, and Charles F. Dolan owned, directly or indirectly, approximately 11% and 6%, respectively, of the common equity of Danskin Inc. calculated on a fully diluted, as converted basis.

With respect to Vincent Tese, the Board considered one existing relationship noted below and determined that it was not material and that Mr. Tese was independent:

- Since 2005, Charles Tese, the brother of Vincent Tese, has been employed by Madison Square Garden, L.P., a subsidiary of the Company, in a non-executive officer position. Mr. Charles Tese earned a salary of $101,258 and a bonus of $3,904 in 2006.

With respect to Victor Oristano, the Board considered one existing relationship noted below and determined that it was not material and that Mr. Oristano was independent:

- Since 2004, Charles F. Dolan has had an investment in Reaction Biology Corp., a privately held technology company, in which Alda Limited Partners, a holding company of which Mr. Oristano is the founder and Chairman, has an investment. Matthew Oristano is the son of Victor Oristano and serves as the President and Chief Executive Officer of Alda Limited Partners and has served as Chairman of Reaction Biology since March 2004.

With respect to Charles Ferris, the Board considered one existing relationship noted below and determined that it was not material and that Mr. Ferris was independent:

- Mr. Ferris is a non-equity partner in the law firm of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. In 2004, 2005 and 2006, the Company paid Mintz Levin approximately $3,282,600, $3,340,300 and $3,862,350, respectively, for legal services.

The Board has also determined that each member of our Audit Committee, as listed below, qualifies as "independent" under the independence standards of the Securities and Exchange Commission for audit committee members.

Committees

The Board has three standing committees: the Audit Committee, the Compensation Committee and the Executive Committee.

Audit Committee

Committee members: Messrs. Reifenheiser (Chairman), Ryan and Tese currently comprise the Audit Committee. Messrs. Hochman and Oristano were previously members of the Audit Committee until their resignation from the Audit Committee in September 2006. Each member of the Audit Committee is independent as defined under the rules of both the New York Stock Exchange and the Securities and Exchange Commission.

Meetings in 2006: 17

The primary purposes of our Audit Committee are (a) to assist the Board in its oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) our independent registered public accounting firm's qualifications and independence, and (iv) the performance of our internal audit function and independent registered public accounting firm; (b) to appoint, retain or terminate the Company's independent registered public accounting firm and to pre-approve all audit, audit-related and other services, if any, to be provided by the independent registered public accounting firm; and (c) to prepare any report of the Audit Committee required by the rules and regulations of the Securities and Exchange Commission for inclusion in our annual proxy statement. The text of our Audit Committee charter is available on our website at www.cablevision.com. A copy may be obtained, without charge, by writing to Cablevision Systems Corporation, Corporate Secretary, 1111 Stewart Avenue, Bethpage, New York 11714.

Our Board has determined that each member of the Audit Committee is financially literate and has accounting or related financial management expertise, as such qualifications are defined under the rules of the New York Stock Exchange, and that Thomas V. Reifenheiser, Chairman of the Audit Committee, is an "audit committee financial expert" within the meaning of the rules of the Securities and Exchange Commission.

Our Board has established a procedure whereby complaints or concerns with respect to accounting, internal controls and auditing matters may be submitted to the Audit Committee. This procedure is described under "Communicating with Our Directors" below.

Compensation Committee

Committee members: Messrs. Reifenheiser (since March 2007), Ryan and Tese currently comprise the Compensation Committee. Mr. Hochman was previously Chairman of the Compensation Committee until his resignation from the Compensation Committee in September 2006. Each member of the Compensation Committee is independent as defined under the rules of the New York Stock Exchange.

Meetings in 2006: 12

The primary purposes of our Compensation Committee are to: (a) establish our general compensation philosophy and oversee the development and implementation of compensation programs, (b) review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluate his performance in light of those goals and objectives and determine and approve his compensation based upon that evaluation, (c) make recommendations to the Board regarding the compensation of executive officers other than our Chief Executive Officer, (d) oversee the administration of our incentive compensation plans, including equity-based plans, (e) approve any new equity compensation plan or material changes to an existing plan, (f) in consultation with management, oversee regulatory compliance with respect to compensation matters and (g) make recommendations to the Board with respect to any severance or similar termination payments to current or former executives. The text of our Compensation Committee charter is available on our website at www.cablevision.com. A copy may be obtained, without charge, by writing to Cablevision Systems Corporation, Corporate Secretary, 1111 Stewart Avenue, Bethpage, New York 11714.

In accordance with its charter, the Compensation Committee has the authority to engage outside consultants to assist in the performance of its duties and responsibilities. The Compensation Committee uses a compensation consultant to assist the Compensation Committee in determining whether the elements of the Company's executive compensation program are reasonable and consistent with the Company's objectives. For more information, see "Compensation Discussion and Analysis."

Compensation Committee Interlocks and Insider Participation

Messrs. Reifenheiser, Ryan and Tese are not employees of the Company. As disclosed above under "— Director Independence," since 2005, Charles Tese, the brother of Vincent Tese, a member of the Compensation Committee, has been employed by Madison Square Garden, L.P., a subsidiary of the Company, in a non-executive officer position.

Executive Committee

Committee members: Messrs. James L. Dolan (Chairman) and Hochman.

Meetings in 2006: 4

The Executive Committee has broad power to act on behalf of the Board. In practice, the Executive Committee typically acts on ordinary course matters that arise between Board meetings.

Other Committees

In addition to standing committees, the Company's by-laws provide that the Company shall make any investment in or advance (other than the payment of compensation for services rendered to the Company) to any Dolan Affiliate only if such investment or advance is approved by the Independent Committee, which is a special committee of the Board that is comprised of directors who are not officers or employees of the Company or its subsidiaries or directors or officers of the relevant Dolan Affiliate. A "Dolan Affiliate" is defined to include Charles F. Dolan, various trusts created by or for the benefit of Charles F. Dolan or members of his family or any other corporation, partnership, association or other organization owned or controlled by Charles F. Dolan or members of his family. In practice, the Board has followed a stricter policy on transactions with members of the Dolan family, and generally refers all such transactions to the Independent Committee or the Compensation Committee for its approval.

A Special Litigation Committee was formed in October 2006 to review and analyze the facts and circumstances surrounding claims that have been raised in certain stock options-related litigation in which the Company has been named as a nominal defendant and which purport to have been brought derivatively on behalf of the Company. The members of the Special Litigation Committee are Messrs. Brown and Carter.

A Special Transaction Committee, consisting of Messrs. Reifenheiser and Ryan, was formed to evaluate the special dividend that was paid in April 2006 and to evaluate and act on the Dolan Family Group October 2006 proposal to acquire all of the outstanding publicly-held shares of common stock of the Company. In addition, the Special Transaction Committee approved the May 2, 2007 merger agreement among the Company and affiliates of the Dolan Family Group pursuant to which all outstanding shares of Cablevision common stock that members and certain affiliates of the Dolan Family Group do not own will be converted into the right to receive $36.26 per share in cash. Consummation of the merger is subject to a number of conditions including receipt of stockholder approval of the merger agreement and a related amendment to our certificate of incorporation. These matters will be considered at a special meeting of stockholders that will be held later this year and will not be considered at our annual meeting. Stockholders of record will receive a separate proxy statement for the special meeting.

Absence of Nominating Committee

We do not have a nominating committee. We decided that it was not appropriate to have a nominating committee because of our shareholder voting structure. Under the terms of our Amended and Restated Certificate of Incorporation, the holders of our Class B common stock have the right to elect 75% of the members of our Board. We believed that creating a committee consisting solely of independent directors charged with responsibility for recommending nominees for election, as directors would be inconsistent with the vested rights of the holders of Class B common stock under our Amended and Restated Certificate of Incorporation. Instead, the Board decided to provide a mechanism in our Corporate Governance Guidelines referred to below for the nominees for election as directors by the holders of our Class A common stock and by the holders of our Class B common stock. The holders of our Class A common stock are currently entitled to elect 25% of the members of our Board. Under our Corporate Governance Guidelines, nominees for election as Class A directors shall be recommended to the Board by a majority of the Class A directors then in office. Nominees for election as Class B directors shall be recommended to our Board by a majority of the Class B directors then in office.

Director Selection

Our directors have not set specific, minimum qualifications that nominees must meet in order for them to be nominated for election to the Board, but rather believe that each nominee should be evaluated based on his or her individual merits, taking into account, among other matters, the factors set forth in our Corporate Governance Guidelines under "Board Composition" and "Selection of Directors." Those factors include:

- The desire to have a Board that encompasses a broad range of skills, expertise, industry knowledge, diversity of viewpoints, opinions, background and experience, and contacts relevant to our businesses;
- Personal qualities and characteristics, accomplishments and reputation in the business community;
- Ability and willingness to commit adequate time to Board and committee matters; and
- The fit of the individual's skills and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of our Company.

The Class A directors will evaluate possible candidates to recommend to the Board for nomination as Class A directors. The Board will also consider nominees for Class A directors recommended by our stockholders. Nominees recommended by stockholders will be given appropriate consideration in the same manner as other nominees. Stockholders who wish to submit nominees for consideration by the Board for election at our 2008 annual meeting of stockholders may do so by submitting in writing such nominees' names, in compliance with the procedures and along with the other information required by our by-laws. Any such nominee must be submitted to the Corporate Secretary of the Company, at Cablevision Systems Corporation, 1111 Stewart Avenue, Bethpage, New York 11714 not less than 60 nor more than 90 days prior to the date of our 2008 annual meeting of stockholders, provided that if the date of the meeting is publicly announced or disclosed less than 70 days prior to the date of the meeting, such notice must be given not more than ten days after such date is first announced or disclosed.

The Class B directors will consult from time to time with one or more of the holders of Class B common stock to assure that all Class B director nominees recommended to the Board are individuals who will make a meaningful contribution as Board members and will be individuals likely to receive the approving vote of the holders of the outstanding Class B common stock. The Class B directors do not intend to consider unsolicited suggestions of nominees. We believe that this is appropriate in light of the voting provisions of our Amended and Restated Certificate of Incorporation, which vest the right to elect our Class B directors exclusively in the holders of our Class B common stock.

Corporate Governance Guidelines

Our Board has adopted our Corporate Governance Guidelines. These guidelines set forth our practices and policies with respect to Board composition and selection, Board meetings, executive sessions of the Board, Board committees, the expectations we have of our directors, selection of the Chairman of the Board and the Chief Executive Officer, management succession, Board and executive compensation, and Board self-evaluation requirements. The full text of our Corporate Governance Guidelines may be viewed at our website at www.cablevision.com. A copy may be obtained, without charge, by writing to Cablevision Systems Corporation, Corporate Secretary, 1111 Stewart Avenue, Bethpage, New York 11714.

Executive Sessions of Non-management Board Members

Under our Corporate Governance Guidelines, our directors who are not also officers of our Company or any of its affiliates ("Non-management directors") meet at least quarterly in executive sessions. If the Non-management directors include any directors who are not independent under the New York Stock Exchange rules, the independent directors are to meet in executive sessions at least semi-annually. The Non-management directors will rotate as the presiding director at these executive sessions. Only a Non-management director who is also independent under the New York Stock Exchange Rules will preside at an executive session of the independent directors.

Communicating with Our Directors

Our Board has adopted policies designed to allow stockholders and other interested parties to communicate with our directors. Any interested party that wishes to communicate with the Board or any director or the Non-management directors as a group should send communications in writing to Chairman of the Audit Committee, Cablevision Systems Corporation, c/o Corporate Secretary, 1111 Stewart Avenue, Bethpage, New York 11714. Any person, whether or not an employee, who has a concern with respect to accounting, internal accounting controls or auditing matters, may, in a confidential or anonymous manner, communicate those concerns to our Audit Committee by contacting The Network, Inc., which has been designated to act as a confidential contact organization for this purpose, at 1-888-310-6742. This information for communicating with the Audit Committee and Non-management directors is also available on our website at www.cablevision.com.

Code of Business Conduct and Ethics

Our Board has adopted a Code of Business Conduct and Ethics for our directors, officers and employees. A portion of this Code of Business Conduct and Ethics also serves as a code of ethics for our senior financial officers. Among other things, our Code of Business Conduct and Ethics covers conflicts of interest, disclosure responsibilities, legal compliance, confidentiality, corporate opportunities, fair dealing, protection and proper use of assets and equal employment opportunity and harassment. The full text of the code is available on our website at www.cablevision.com. A copy may be obtained, without charge, by writing to Cablevision Systems Corporation, Corporate Secretary, 1111 Stewart Avenue, Bethpage, New York 11714.

DIRECTOR COMPENSATION

The Company's employees receive no extra pay for serving as directors. Each non-employee director receives a base fee of $50,000 per year; $2,000 per Board, committee and non-management director meeting attended in person; and $500 per Board, committee and non-management director meeting attended by telephone. Non-employee directors also receive $5,000 annually per committee membership and $10,000 annually per committee chairmanship. Directors serving on the Special Transaction Committee or the Special Litigation Committee receive a fee of $30,000 per month (pro rated for any partial month). This fee is in addition to meeting fees for Board and other committee meetings and committee membership fees for service on other committees generally payable to directors.

We have also paid our non-employee directors compensation in stock options and restricted stock units. Each year, each non-employee director would receive options to purchase 4,000 shares of Class A common stock and a number of restricted stock units for the number of shares of common stock equal to $40,000 divided by the fair market value of a share of Class A common stock. These options were fully vested and exercisable, and these restricted stock units were fully vested, on the date of grant. The per share exercise price was equal to the fair market value of the common stock at the date of grant, which, under the 2006 Stock Plan for Non-Employee Directors, is the closing price of a share of

Class A common stock on the New York Stock Exchange on the date of grant. Starting in 2007, we will pay our non-employee directors compensation in restricted stock units. Each year each non-employee director will receive a number of restricted stock units for the number of shares of common stock equal to $110,000 divided by the fair market value of a share of Class A common stock.

Our directors are entitled to receive free cable television service, high speed Internet access and telephony service for their primary residence. Directors who do not reside in our service territory are entitled to be reimbursed for the cost of the services they receive at their primary residence.

Our non-employee directors are entitled to use the Company's travel service department from time to time to make arrangements for their personal travel. Except as noted below, the Company does not pay any of the directors' travel expenses other than the cost of travel on Company business. The Company believes it is beneficial to the Company for directors to participate in certain Company events and meet with management, customers and other individuals who have important relationships with the Company. Accordingly, from time to time the Company requests that certain directors attend events, including events outside the New York area. In these instances, the Company provides the directors with transportation and reimburses the directors for expenses for themselves and in certain cases their spouses.

Messrs. Charles F. Dolan and James L. Dolan are employees of the Company and their compensation for 2006 is discussed under "Executive Compensation."

Messrs. Patrick F. Dolan and Brian G. Sweeney are employees of the Company and their compensation for 2006 is discussed under "Related Party Policy and Certain Transactions."

DIRECTOR COMPENSATION TABLE

The table below summarizes the total compensation paid to or earned by each of our non-employee directors for the year ended December 31, 2006.

Name	Fees Earned Or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)(4)	Total ($)
Grover C. Brown	$ 80,306	—	—	—	—	—	$ 80,306
Zachary W. Carter	$ 80,306	—	—	—	—	*	$ 80,471
Charles D. Ferris	$ 88,500	$40,000	$44,528	—	—	$53,010	$226,038
Richard H. Hochman	$142,700(5)	$40,000	$44,528	—	—	$56,946	$284,174
Victor Oristano	$ 92,614	$40,000	$44,528	—	—	$59,699	$236,841
Thomas V. Reifenheiser	$225,758	$40,000	$44,528	—	—	$59,144	$369,430
John R. Ryan	$237,758	$40,000	$44,528	—	—	$58,366	$380,652
Vincent Tese	$121,000	$40,000	$44,528	—	—	$58,022	$263,550
Rand V. Araskog	$ 82,725	$40,000	$44,528	—	—	$22,325	$189,578
Frank J. Biondi	$ 72,297	$40,000	$44,528	—	—	$15,520	$172,345
Marianne Dolan Weber	$ 81,000	$40,000	$44,528	—	—	$21,372	$186,900
Leonard Tow	$ 73,500	$40,000	$44,528	—	—	$22,973	$181,001

* Represents less than $10,000.

(1) The amounts reported for fees include expenses incurred in attending meetings for which the Company reimburses each non-employee director.

(2) This column reflects the dollar amount recognized for financial statement reporting purposes in 2006 for the restricted stock units granted in 2006 to the non-employee directors, as calculated under FAS 123R. This amount is equal to the full grant date fair value of the awards of restricted stock units since the restricted stock units were fully vested on the date of grant. For each non-employee director, the aggregate number of restricted stock units outstanding is as follows: Mr. Brown, 0; Mr. Carter, 0; Mr. Ferris, 7,312; Mr. Hochman, 7,312; Mr. Oristano, 7,312; Mr. Reifenheiser, 7,312; Mr. Ryan, 7,312; Mr. Tese, 7,312; Mr. Araskog, 3,563; Mr. Biondi, 3,563; Ms. Dolan Weber, 3,563; and Dr. Tow, 3,563.

(3) This column reflects the dollar amount recognized for financial statement reporting purposes in 2006 for the awards of stock options granted in 2006 to the non-employee directors, as calculated under FAS 123R. The assumptions used in calculating the fair value price of $11.13 using the Black-Scholes option pricing model are as follows: risk-free interest rate — 4.96%; expected life (in years) — 6.0; dividend yield — 0%; and average volatility — 53.3%. For each non-employee director, the aggregate number of shares of Class A common stock underlying outstanding stock options at December 31, 2006 is as follows: Mr. Brown, 0; Mr. Carter, 0; Mr. Ferris, 54,478; Mr. Hochman, 50,098; Mr. Oristano, 50,098; Mr. Reifenheiser, 46,000; Mr. Ryan, 46,000; Mr. Tese, 50,098; Mr. Araskog, 8,000; Mr. Biondi, 8,000; Ms. Dolan Weber, 8,000; and Dr. Tow, 8,000.

(4) This column reflects, for each individual, the special dividend amount paid on his or her restricted stock units: Mr. Brown, $0; Mr. Carter, $0; Mr. Ferris, $53,010; Mr. Hochman, $53,010; Mr. Oristano, $53,010; Mr. Reifenheiser, $53,010; Mr. Ryan, $53,010; Mr. Tese, $53,010; Mr. Araskog, $15,520; Mr. Biondi,

$15,520; Ms. Dolan Weber, $15,520; and Dr. Tow, $15,520. In addition, this column includes, for each individual, as applicable, an amount for free cable television service, high-speed Internet access and telephony service and certain other perquisites, which in the aggregate were less than $10,000 per non-employee director.

(5) Includes fees for having served on the Company's investment committee, a management committee responsible for overseeing benefit plan investments.

PROPOSAL 2 (Item 2 on Proxy Card)

Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee of the Board has approved the retention of KPMG LLP ("KPMG") as our independent registered public accountants for 2007. KPMG will audit our financial statements for fiscal year 2007. We are asking that you ratify that appointment, although your ratification is not required. A KPMG representative will be at the annual meeting to answer appropriate questions and to make a statement if he or she desires. This proposal requires the affirmative vote of the majority of the votes cast by the holders of Class A common stock and Class B common stock, voting together as a single class. In accordance with our Amended and Restated Certificate of Incorporation, holders of Class A common stock have one vote per share and holders of Class B common stock have ten votes per share.

The Board unanimously recommends you vote FOR this proposal.

KPMG LLP Information

The following table presents fees for services rendered by KPMG in 2005 and 2006.

	2005	2006
	(in thousands)	
Audit Fees(1)	$ 9,660	$11,108
Audit Related Fees(2)	2,137	1,043
Tax Fees(3)	68	101
All Other Fees	—	—
Total Fees	$11,865	$12,252

(1) Audit fees consisted of services for: (1) the audit of the Company's annual financial statements for 2005 and 2006, (2) audits of internal control over financial reporting for 2005 and 2006 and (3) reviews of the interim financial statements included in the Company's Quarterly Reports on Form 10-Q for 2005 and 2006. In addition, in 2006, audit fees included services related to the restatement of the Company's 2005 and March 31, 2006 financial statements.

(2) Audit related fees consisted principally of services relating to audits of certain subsidiary financial statements, audits of employee benefit plans, certain attestation services, consultation on financial accounting and reporting standards, and filings with the Securities and Exchange Commission.

(3) Tax fees consisted of fees for tax consultation services. The amount shown as tax fees for 2005 also includes fees for tax compliance services.

The Audit Committee's policy requires that the Audit Committee pre-approve audit and non-audit services performed by the independent registered public accounting firm. The Audit Committee may delegate its pre-approval authority to the Chairman or any other member of the Audit Committee. All of the services for which fees were disclosed under "Audit Related Fees" and "Tax Fees" in the table above were pre-approved under the Audit Committee's pre-approval policy.

Report of Audit Committee

A role of the Audit Committee is to assist the Board in its oversight of the Company's financial reporting process. As set forth in the charter of the Audit Committee, management of the Company is responsible for the preparation, presentation and integrity of the Company's financial statements, the Company's accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent registered public accounting firm is responsible for auditing the Company's financial statements and expressing an opinion as to their conformity with generally accepted accounting principles.

In the performance of its oversight function, the Audit Committee has considered and discussed the audited financial statements with management and the independent registered public accounting firm. The Audit Committee has also discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees,* as currently in effect. Finally, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees,* as currently in effect, and has discussed with the auditors the auditors' independence. All audit and non-audit services performed by the independent registered public accounting firm must be specifically approved by the Audit Committee or a member thereof.

Based upon the reports and discussions described in this report, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission.

Members of the Audit Committee

Thomas V. Reifenheiser John R. Ryan Vincent Tese

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Executive Compensation Program

Our executive compensation program is administered by our Compensation Committee. The responsibilities of the Compensation Committee are set forth in its charter. Among other responsibilities, the Compensation Committee (1) establishes our general compensation philosophy and oversees the development and implementation of compensation programs; (2) reviews and approves goals and objectives relevant to the compensation of our Chief Executive Officer, evaluates his performance in light of those goals and determines and approves his compensation level based on this evaluation; (3) makes recommendations to the Board regarding the compensation of executive officers other than our Chief Executive Officer and (4) oversees the administration of our stockholder-approved incentive plans. For more information about the Compensation Committee, please see "Board of Directors and Committees — Committees — Compensation Committee."

Compensation Consultant

In accordance with its charter, the Compensation Committee has the authority to engage outside consultants to assist in the performance of its duties and responsibilities. The Compensation Committee uses a compensation consultant to assist the Compensation Committee in determining whether the elements of the Company's executive compensation program are reasonable and consistent with the Company's objectives. The compensation consultant advises the Compensation Committee on designing the executive compensation program and the reasonableness of individual compensation awards. The compensation consultant reports directly to the Compensation Committee, although the compensation consultant meets with members of management from time to time for purposes of gathering information on management proposals and recommendations to be presented to the Compensation Committee.

In July 2005, the Compensation Committee engaged Mercer Human Resource Consulting, Inc. to serve as the Compensation Committee's compensation consultant, assist the Compensation Committee with its responsibilities under its charter, help reassess the Company's existing executive compensation programs and assist the Compensation Committee in proposing, developing and implementing any appropriate changes or additions to the executive compensation program. We refer to this assessment as the "2006 Total Compensation Review."

In April 2006, the representative from Mercer who had been working most closely with the Compensation Committee left Mercer to join Executive Compensation Advisors, a Korn/Ferry company ("ECA"). After a transition period in which both Mercer and ECA acted as compensation consultants, the Compensation Committee transitioned from Mercer to ECA, which has continued to serve as the Compensation Committee's compensation consultant.

In December 2006, the Compensation Committee asked ECA to conduct a review of 2006 executive compensation and assist the Compensation Committee in determining compensation programs and decisions for 2007.

Role of Executives in Compensation

The Compensation Committee reviews the performance and compensation of the Chief Executive Officer and the Chairman and, following discussions with its compensation consultant, establishes each of their compensation. The Chief Executive Officer makes recommendations regarding the compensation of the Vice Chairman and the Chief Operating Officer to both the Compensation Committee and its compensation consultant. In connection with the remaining executive officers and certain other senior executives, the Chief Executive Officer, the Vice Chairman and the Chief Operating Officer make recommendations to both the Compensation Committee and its compensation consultant. In addition, these officers assist the Compensation Committee and its compensation consultant in determining the Company's core peer group and the peer group comparisons, as described below. Other members of management provide support to the Compensation Committee as needed. Based upon a review of performance and historical compensation, recommendations and information from members of management, and discussions with its compensation consultant, the Compensation Committee determines and approves compensation for the executive officers and certain other senior executives, and makes recommendations to the full Board.

Executive Compensation Program Objectives and Philosophy

The Company is one of the nation's leading entertainment and telecommunications companies. The Company is the fifth largest cable operator in the United States, based on the number of basic video subscribers, and also operates cable programming networks, sports and entertainment businesses and telecommunications companies. As of December 31, 2006, the Company served approximately 3.1 million basic video subscribers, approximately 2.0 million high-speed Internet access subscribers and approximately 1.2 million Internet phone subscribers, in and around the New York metropolitan area. We believe that our cable television systems comprise the largest metropolitan cluster of cable television systems under common ownership in the United States (measured by number of basic video subscribers). In addition, the Company owns interests in and manages numerous national and regional programming networks, the Madison Square Garden sports and entertainment businesses and cable television advertising sales companies, and also provides voice and high-speed Internet services to the business market. We operate our businesses in an increasingly competitive, highly regulated, rapidly changing and complex technological environment. We strive to remain competitive by developing new and advanced products and services and continuously improving our offerings.

In accordance with our view of the Company's business landscape, the Company places great importance on its ability to attract, retain, motivate and reward experienced executives who can continue to achieve strong financial and stock performance. The Company strives to do so by developing executive compensation policies and programs that are consistent with, explicitly linked to, and supportive of the strategic objectives of growing the Company's businesses and maximizing stockholder value. Our named executive officers, who are the five executive officers listed in the tables under "Executive Compensation Tables" below, have a combined total of more than 150 years of service in the cable and telecommunications industries with the Company and other companies. The amount of compensation for the named executive officers, as well as our other executive officers, reflects their superior management experience, continued high performance and exceptional careers of service to the Company. The Compensation Committee seeks to offer both short-term and long-term incentive compensation programs that will provide competitive compensation, drive Company performance and encourage executive retention.

The following principles describe the key objectives of our executive compensation program:

- First, the majority of compensation for the Company's executive officers and certain other senior executives should be at risk and based on the performance of the Company, so that actual compensation levels depend upon the Company's actual performance as determined by the Compensation Committee.

- Second, over time, incentive compensation of the Company's executive officers and certain other senior executives should focus more heavily on long-term rather than short-term accomplishments and results.
- Third, equity-based compensation should be used to align executive officers with the stockholders' interests.
- Fourth, the overall executive compensation program should be competitive, equitable and structured so as to ensure the Company's ability to attract, retain, motivate and reward the talented executives who are essential to the Company's continuing success. Total direct compensation, rather than individual compensation elements, is the Compensation Committee's focus in providing competitive compensation opportunities.

In formulating the executive compensation program, the Compensation Committee seeks to fulfill these objectives by maintaining appropriate balances between (1) short-term and long-term compensation, (2) cash and equity components, and (3) performance-based and non-performance-based compensation.

Compensation Practices and Policies

Employment Agreements

We have written employment agreements with each of our named executive officers. For a description of the terms and provisions of the employment agreements of the named executive officers, see "Employment Agreements."

Performance Objectives

As described below under "— Elements of In-Service Compensation", the Company grants performance-based cash incentives as important elements of executive compensation. Generally, the performance metrics for the incentives have been based on net revenues and on adjusted operating cash flow, which we also refer to as "AOCF", a non-GAAP financial measure, defined as operating income (loss) before depreciation and amortization (including impairments), stock plan income or expense and restructuring charges or credits. The Company considers these performance measures to be key measures of the Company's operating performance. At the time of grant of an award, the performance measures used may contemplate certain potential future adjustments and exclusions.

Tally Sheets

The Compensation Committee has reviewed tally sheets setting forth all components of compensation payable, and the benefits accruing, to the named executive officers and certain other senior executives for the completed fiscal year, including all cash compensation, perquisites and the current value of outstanding equity-based awards. The tally sheets also set forth potential payouts to the named executive officers and certain other senior executives upon various types of termination. The Compensation Committee considers the information presented in the tally sheets in determining future compensation.

Benchmarking

As part of the 2006 Total Compensation Review, Mercer assisted the Compensation Committee in (1) determining a peer group to be used for competitive comparisons, (2) assessing executive compensation in comparison with the peer group and in light of the Company's performance, and (3) reviewing the Company's equity and cash-based executive incentive programs, taking into account evolving market trends. The Compensation Committee reviewed and compared several elements of compensation from a core peer group of companies in the same general industry or industries as the Company as well as companies of similar size and business mix to evaluate the competitiveness and appropriateness of our compensation program. The Compensation Committee, with the assistance of Mercer, selected the companies that would comprise the core peer group in 2006, which were Comcast Corporation, Qwest Communications International Inc., DIRECTV Group, Inc., Clear Channel Communications, Inc., Alltel Corporation, Liberty Media Corporation, EchoStar Communications Corporation, Charter Communications Inc., IDT Corporation, The E.W. Scripps Company, Univision Communications Inc., Mediacom Communications Corporation and Insight Communications Company, Inc. Because we also compete for executives with larger, more diversified companies, the Compensation Committee also considered a supplemental reference group that included Verizon Communications Inc., Time Warner Inc., SBC Communications Inc. (pre-merger with AT&T Corp.), The Walt Disney Company, Viacom Inc. (pre-split up) and News Corporation. The Compensation Committee determined that the core peer group represented an appropriate benchmark for the competitive market for our senior executive talent, and the supplemental reference group provided an additional relevant point of reference. The core peer group is a broader group of companies than the companies included in the peer group for the stock performance graph contained in our Annual Report on Form 10-K.

In connection with the 2006 Total Compensation Review, Mercer presented to the Compensation Committee a comparison of base salary, target bonus, total cash compensation (defined as base salary plus target bonus), long-term incentives and total direct compensation (defined as total cash compensation plus the annualized value of long-term incentives) with the median, 75th percentile and 90th percentile of the core peer group and also compared compensation levels with the supplemental reference group, all as reported in each company's 2005 proxy statements. In the analysis, it was noted that there was limited market information regarding the role and compensation of executive chairmen. The Compensation Committee considered that the Company's founder and Chairman, Mr. Charles F. Dolan, continues to play a unique and important role in setting the strategic direction of the Company, in addition to his role on the Board. The Compensation Committee determined to exclude the Company's Chairman, Mr. Charles F. Dolan, from these comparisons with the five most highly paid officers of the members of the core peer group. The Compensation Committee concluded that an appropriate general guideline for Mr. Dolan's target total direct compensation for 2006 was at the same level as the target total direct compensation of the Chief Executive Officer of the Company.

In addition, Mercer presented to the Compensation Committee a comparison of the Company's performance with the performances of the members of the core peer group and the supplemental reference group and industry-wide performance levels. Mercer believed that direct compensation comparisons with the core peer group were appropriate since the Company competes directly with the core peer group for executive-level talent.

Based on the 2006 Total Compensation Review, the Compensation Committee set a general guideline for target total direct compensation, over time, at a range from the median to the 75th percentile of the core peer group, reserving for the Compensation Committee the flexibility to recognize differences by individual. The Compensation Committee believed that this range was appropriate in light of the dynamics, diversity, complexities and competitive nature of the Company's businesses as well as the Company's performance. Actual total direct compensation could fall above or below the guideline because the Compensation Committee considered other factors such as historical practice, experience, performance and length of service in determining total direct compensation. The Compensation Committee believed that the guideline for target total direct compensation provided a useful point of reference, along with the other factors described above, in administering the Company's executive compensation program.

While the range for total direct compensation as described above was an overall goal to be achieved over time, the total direct compensation proposed for 2006 for Mr. James L. Dolan was within the targeted range, the total direct compensation proposed for 2006 for Messrs. Ratner and Rutledge was above the 75th percentile and the total direct compensation proposed for 2006 for Mr. Huseby was below the 50th percentile. After giving effect to the actual bonuses paid for 2006 (as set forth in the Summary Compensation Table under "Executive Compensation Tables" and discussed below under "— Elements of In-Service Compensation — Annual Incentives"), the actual 2006 total direct compensation for Messrs. James L. Dolan, Ratner and Rutledge was above the 75th percentile and the actual 2006 total direct compensation for Mr. Huseby was at the 50th percentile, which was in the targeted range.

Elements of In-Service Compensation

Our executive compensation program consists of three principal elements, each of which is important to the Company's desire to attract, retain, motivate and reward highly-qualified executives. The three principal compensation elements are base salary, annual cash incentives and long-term incentives. In addition, each executive officer is also eligible to receive certain benefits, which are generally provided to all other eligible employees, and certain perquisites described below.

A significant percentage of total direct compensation is allocated to incentive compensation in accordance with the Compensation Committee's philosophy as described above. The Compensation Committee reviews historical Company compensation and other information provided by its compensation consultant and other factors such as experience, performance and length of service to determine the level and mix of compensation for executive officers, by position and grade level, that the Compensation Committee has deemed appropriate. For 2007, the Compensation Committee implemented new allocation practices relating to long-term incentives. See "— Long-Term Incentives."

Base Salaries

The Compensation Committee is responsible for setting the base salaries of the named executive officers and certain other senior executives. Base salaries for these executives have been set at levels that are intended to reflect the competitive marketplace in attracting and retaining quality executives. Each of the employment agreements of the named executive officers contains a minimum base salary level. For information regarding these minimum base salary levels, please see "Employment Agreements" below. The Compensation Committee currently reviews the salaries of the named executive officers no less frequently than on an annual basis. The Compensation Committee evaluates each executive's performance, experience and grade level and may increase executive salaries. Based on their performance and in accordance with the terms of the employment agreements, the Compensation Committee, in its discretion, has increased base salaries for the named executive officers over time. The base salaries for the named executive officers in 2006 are set forth in the Summary Compensation Table under "Executive Compensation Tables" below.

Annual Incentives

Under our executive compensation program, annual incentive awards, or bonuses, are made to executive officers and other members of management. For the named executive officers and other individuals that the Compensation Committee determines may be covered by Section 162(m) of the Internal Revenue Code, as amended, bonuses were granted under the Executive Performance Incentive Plan ("EPIP"), a stockholder-approved plan. For all other members of management, bonuses were granted under a management performance incentive program ("MPIP") administered by the Compensation Committee. For awards in 2007 and going forward, annual incentive awards for the named executive officers and certain other individuals that the Compensation Committee determines may be covered by Section 162(m) will be made under the 2006 Cash Incentive Plan ("CIP"), which was approved by stockholders at the 2006 annual meeting and which has replaced the EPIP.

Annual incentive awards are designed to link directly executive compensation to the Company's performance and provide incentives and rewards for excellent business performance during the year. Each bonus-eligible employee is assigned a target bonus of a percentage of that employee's annual base salary. The target bonuses are determined based upon the applicable employee's position, grade level, responsibilities, and historical and expected future contributions to the Company. In addition, each of the employment agreements of the named executive officers other than Mr. Charles F. Dolan contains a minimum target bonus level. For information regarding these minimum target bonus levels, please see "Employment Agreements" below. The Compensation Committee currently reviews the target bonus levels of the named executive officers no less frequently than on an annual basis. The Compensation Committee evaluates each executive's performance, experience and grade level and may adjust executive target bonus levels accordingly. Based on their performance and in accordance with the terms of the employment agreements, the Compensation Committee, in its discretion, has increased target bonus levels for the named executive officers over time. Target bonuses for 2006 were as follows: Mr. Charles F. Dolan — 150%; Mr. James L. Dolan — 150%; Mr. Ratner — 140%; Mr. Rutledge — 140%; Mr. Huseby — 80%.

The payment of annual incentive awards depends on the extent to which the Company achieves performance objectives established by the Compensation Committee. For 2006, under the EPIP, if the Company achieved a target rate of growth in AOCF as compared to 2005, each named executive officer would be eligible to receive payment of an annual incentive award equal to the lesser of $5 million and two times his target bonus, subject to the Compensation Committee's discretion to reduce the award. In general, under the EPIP, regardless of whether the Company achieves, exceeds or fails to achieve its target metrics, the Compensation Committee has the discretion only to decrease target bonuses if the Company wishes to preserve the Section 162(m) deduction. The Compensation Committee established MPIP performance metrics that varied depending upon the eligible employee's specific business unit. These performance objectives related to items such as net revenues, AOCF, subscribers, revenue generating units, advertising revenue, capital expenditures and other division-specific strategic and operating metrics. For other executive officers and other individuals who hold corporate positions at the Company, the MPIP metrics were based on a weighted average of the comparisons of all of the business units' performances against their respective performance objectives. Bonuses awarded under the MPIP may also be adjusted for recipients' individual performances. To the extent the Company exceeds the MPIP performance metrics, employees may receive payments greater than their target bonuses.

For the named executive officers, in assessing actual performance against the objectives for 2006, the Compensation Committee reviewed the performance of the Company in 2006 and determined that the EPIP target growth in AOCF had been exceeded. The Compensation Committee also reviewed the performance of the Company's individual business units and information regarding estimated bonus amounts for the named executive officers had they been eligible under the MPIP. Based upon their assessment and review, the Compensation Committee used its discretion under the EPIP to decrease annual incentive awards for the named executive officers to the amounts that they would have received had they participated in the MPIP. The amounts of annual incentive awards for the named executive officers for performance in 2006 are set forth in the Summary Compensation Table under "Executive Compensation Tables" below.

Long-Term Incentives

Based on the 2006 Total Compensation Review, our executive compensation program was redesigned to reduce the number and complexity of our long-term incentives, while continuing to achieve the objectives of our program (as described above under "Executive Compensation Program Objectives and Philosophy"). Our core long-term incentive program in 2006 consisted of three elements: stock options, restricted stock and cash performance awards. These long-term incentives were awarded to members of management based upon each individual's grade level. We believed that a combination of stock options and restricted stock would provide the named executive officers with an incentive to improve the Company's stock price performance and a direct alignment with stockholders' interests, as well as a continuing stake in the long-term success of the Company. The cash performance awards also would provide strong incentives for the executives to help the Company achieve specific long-term financial objectives. In addition, because these equity and cash awards would vest over time, we believed these awards would provide strong incentives for the executives to remain with the Company.

Grants of long-term incentives are made under stockholder-approved plans. Prior to 2006, restricted stock, stock options and stock appreciation rights awards were granted under our 1996 Amended and Restated Employee Stock Plan, which expired by its terms in February 2006. This plan has been replaced by our 2006 Employee Stock Plan, which was approved by stockholders at our annual meeting in May 2006. Cash awards have been made under our Long-Term Incentive Plan, which was replaced by the CIP in May 2006.

As described above under "— Compensation Practices and Policies — Other," our goal is to make annual grants of the elements of our long-term incentive program to eligible employees after the public announcement of our annual financial information. In 2006, because of the early expiration of our previous equity plan, grants of equity awards were delayed until our 2006 Employee Stock Plan was approved by stockholders. Performance awards were granted in March 2006 and restricted stock and stock option awards were made in June 2006. For 2007 and going forward, we expect that under the current executive compensation program long-term incentives will be granted following the filing of our Annual Report on Form 10-K, with any grants for new eligible employees hired after annual grants but prior to October 1 of each year to be made in October.

Stock Options

Under our executive compensation program, annual grants of stock options have been made to the named executive officers and certain other senior executives. Each stock option is required to be granted with an exercise price no less than the closing price of Class A common stock on the date of grant. Stock options will have value only if, and to the extent that, the price of Class A common stock on the date the stock option is exercised exceeds this exercise price. Generally, the stock options vest over three years in 33⅓% annual increments and will expire 10 years from the grant date. Information regarding stock option awards to the named executive officers in 2006 is set forth in the Summary Compensation Table and the Grants of Plan-Based Awards Table under "Executive Compensation Tables" below. More information regarding other stock option grants to the named executive officers appears in the Outstanding Equity Awards at Fiscal Year-End Table under "Executive Compensation Tables" below.

Restricted Stock

Under our executive compensation program, annual grants of restricted stock are made to executive officers and other members of management. An award of restricted stock provides the recipient with a specified number of shares of Class A common stock as long as the recipient remains employed by the Company through the date that the restrictions lapse. Under the executive compensation program, restricted stock awards will generally vest in their entirety on the third anniversary of the date of grant as long as the recipient is continuously employed. Grants of restricted stock made prior to 2006 generally will vest at the end of a four-year period, subject to certain limited exceptions. The executive compensation program contemplates a three-year vesting period in order to conform the vesting periods of each type of long-term incentive being granted under the redesigned program. Information regarding restricted stock awards for the named executive officers in 2006 is set forth in the Summary Compensation Table and the Grants of Plan-Based Awards Table under "Executive Compensation Tables" below. More information regarding other restricted stock grants for the named executive officers appears in the Outstanding Equity Awards at Fiscal Year-End Table under "Executive Compensation Tables" below.

Performance Awards

The current executive compensation program contemplates annual grants of three-year performance awards to executive officers and other members of management to be earned on the basis of long-term performance relative to pre-established financial goals. The Compensation Committee sets the performance objectives for each award in the first quarter of the year of grant. Each recipient will be eligible to receive a specified dollar amount, depending on the employee's grade level, to the extent that the performance objectives are achieved.

The performance awards granted in 2006 will be payable in the first quarter of 2009 if the Company achieves specified targets of net revenues and AOCF in the year ending December 31, 2008. The target levels of net revenues and AOCF were derived from the Company's five-year plan presented to the Board in connection with the Company's 2006 annual budget. These targets were intended to measure ongoing operating performance of the Company and are subject to adjustments for acquisitions and dispositions and also exclude the impact of the Company's VOOM HD Networks. In determining achievement of the 2006 performance awards, each performance measure is weighted equally. The awards provide for a potential payout on a sliding scale such that the actual payment may range from zero to two times the specified target amount of each award, depending on the extent to which each objective is achieved or exceeded. If the Company does not achieve threshold levels of performance, the award does not provide for any payment. If the Company exceeds threshold levels but does not achieve the targeted rates, or if the Company achieves one target but not both, the award provides for partial payments. In addition, if results exceed the desired targets, recipients will be rewarded for the exceptional performance. If the Company exceeds its targets, the payment may reach 200% of the specified target amount of the award. Performance awards for the named executive officers granted in 2006 are set forth in the Grants of Plan-Based Awards Table under "Executive Compensation Tables" below.

In 2005, the Company granted two-year and three-year performance awards. The two-year awards were granted to Messrs. James L. Dolan, Ratner and Rutledge. These awards were intended to compensate the three named executive officers for contractual commitments under their employment agreements that contemplated grants of three-year performance awards in 2004, which had not been made. The three-year performance awards were granted to all executive officers and other members of management. The two-year performance awards were payable in the first quarter of 2007 if the Company achieved specified targets in both net revenues and AOCF during 2006 as compared to 2004. The three-year performance awards will be payable in the first quarter of 2008 if the Company has achieved specified targets in both net revenues and AOCF during 2007 as compared to 2004. The target rates for net revenues and AOCF for each of the two-year awards and the three-year awards were derived from the Company's five-year plan presented to the Board in connection with the Company's 2005 annual budget. These targets were intended to measure ongoing operating performance of the Company and are subject to adjustment for dispositions and also exclude the impact of the Company's VOOM satellite distribution and high-definition programming businesses. In determining achievement of the 2005 awards, both performance measures must be satisfied. These awards do not contain a sliding scale for payout. If the Company does not achieve both performance targets, the terms of the award do not provide for any payment; if the Company achieves or exceeds both targets, the target amount of the award will be payable. In the event that the Company does not achieve the performance targets, the Compensation Committee, in its sole discretion, can provide for payment.

Because the targets for all performance awards have been derived from the Company's confidential five-year strategic plans, which are not disclosed publicly for competitive reasons, we do not believe it is appropriate to disclose specific numerical targets. Disclosure of these targets could provide information that could lead to competitive harm. We believe that our five-year plans, and consequently the targets set for the performance awards, are ambitious and reflect desired above-market performance. In determining the threshold levels of performance, the Compensation Committee considered, among other factors, the Company's five-year plan and the degree of difficulty in achieving the targets, including a comparison of the five-year plan with analysts' published projections of our growth as well as of some of our competitors. At the time that the Compensation Committee set the targets for the performance awards, they believed these targets reflected performance that would be difficult, but not impossible, to achieve. Currently, we believe that these targets for the 2005 three-year performance awards and the 2006 performance awards are achievable, although there can be no assurance that this will occur.

In February 2007, the Compensation Committee determined that the Company had achieved the target objectives for the period ended December 31, 2006 and authorized the payment of the 2005 two-year performance awards. In making this determination, the Compensation Committee made certain adjustments and related interpretations. The two-year performance awards were paid to Messrs. James L. Dolan, Ratner and Rutledge on March 1, 2007. The amounts of these awards are set forth in the Summary Compensation Table under "Executive Compensation Tables" below. No other named executive officer received payments under performance awards for 2006 performance.

Long-Term Incentive Program Revisions

In 2007, our long-term incentive program was redesigned to simplify further our long-term incentives, while continuing to achieve the objectives of our program. For 2007, our long-term incentive program will consist only of restricted stock and cash performance awards. These long-term incentives will be awarded to members of management based upon each individual's grade level. In addition, the Compensation Committee revised its allocation practices relating to long-term incentives. The named executive officers and certain other senior executives will receive 40% of the value of their total long-term incentive award in restricted stock and 60% of the value of their total long-term incentive award as cash performance awards. Other executive officers and members of management will receive 50% of the value of their total long-term incentive award in restricted stock and 50% of the value of their total long-term incentive award as cash performance awards.

Other Types of Awards in Prior Years

In the past we have issued other types of long-term incentives to our executive officers and other members of management, such as performance-based stock options, stock appreciation rights, performance retention awards and deferred compensation awards. The executive compensation program approved in 2007 contemplates, going forward, grants of only two types of long-term incentives: restricted stock and cash performance awards, as described above.

Under our former executive compensation program, in 2005, the Company granted both two-year and three-year performance options to the named executive officers and certain other senior executives. Each performance option was granted with an exercise price equal to the closing price of Class A common stock on the date of grant, and would have value only if, and to the extent that, the price of Class A common stock on the date the option is exercised exceeds this exercise price. The performance options vest on a specific date (two or three years after the grant date, as applicable) if the Company achieves targeted levels of net revenue and AOCF in the performance period. The target levels of net revenues and AOCF for each of the two-year awards and the three-year awards were derived from the Company's five-year plan presented to the Board in connection with the Company's 2005 annual budget. These targets were intended to measure ongoing operating performance of the Company; the targets exclude the operating results of businesses being sold at the time of grant and are subject to adjustment for acquisitions, dispositions or any other factors the Compensation Committee deems appropriate. Each performance measure is weighted equally in determining the number of options that will vest. The grant provides for vesting on a sliding scale such that the number of options vesting may range from a minimum of zero to a maximum of the target amount of the award, depending on the extent to which the Company achieves each performance objective. If the Company does not achieve threshold levels of acceptable performance, none of the options will vest. If the Company achieves or exceeds its target rates, the total amount of the options awarded will vest on the specified vesting date.

Because the targets for the performance options were derived from the Company's confidential five-year strategic plans, which are not disclosed publicly for competitive reasons, we do not believe it is appropriate to disclose specific numerical targets. We believe that our five-year plans, and consequently the targets set for the performance options, are ambitious and reflect desired above-market performance and disclosure of these targets could cause competitive harm. In determining the threshold levels of performance, the Compensation Committee considered, among other factors, the Company's five-year plan and the degree of difficulty in achieving the targets, including a comparison of the five-year plan with analysts' projections of our growth as well as of some of our competitors. At the time that the Compensation Committee set the targets for the performance options, they believed these targets reflected performance that would be difficult, but not impossible, to achieve. Currently, we believe that these targets for the three-year performance options are achievable, although there can be no assurance that this will occur.

In connection with the two-year performance options, in March 2007, the Compensation Committee determined that the Company had achieved the target objectives for the period ended December 31, 2006. In making this determination, the Compensation Committee made certain adjustments and related interpretations. As a result, the two-year performance options will vest in accordance with their terms in October 2007. More information regarding grants of performance options for the named executive officers appears in the Outstanding Equity Awards at Fiscal Year-End Table under "Executive Compensation Tables" below.

Under our former executive compensation program, grants of stock appreciation rights, or "SARs", were made to the executive officers and other members of management. Stock appreciation rights are the right to receive the appreciation in the value of Class A common stock over a specified period of time. Upon exercise of a SAR, the award recipient will receive an amount of cash, common stock or a combination of cash and common stock equal to the amount of the appreciation. Historically, the Company granted SARs in tandem with options. Each SAR was required to be granted with an exercise price no less than the closing price of a share of Class A common stock on the date of grant; for a tandem SAR, the exercise price is equal to the exercise price per share of the related option. Generally the SARs vest over three years in 33⅓% annual increments and expire 10 years from the grant date. More information regarding SAR grants for the named executive officers appears in the Outstanding Equity Awards at Fiscal Year-End Table under "Executive Compensation Tables" below.

Under our former executive compensation program, the Company granted performance retention awards to executive officers and certain other members of management in accordance with a Senior Executive Performance Retention Program, as amended and restated, established by the Compensation Committee under the Long-Term Incentive Plan. The purpose of this program was to attract, retain and motivate senior executives. Under the program, recipients will generally be entitled to receive lump-sum payment of their awards on the seventh anniversary of the date of grant if the Company achieves 5% growth in consolidated gross revenues in any year after the year in which the award was granted. In 2000, each of Messrs. James L. Dolan and Ratner received a performance retention award of $3,000,000. In 2002, Mr. Rutledge received a performance retention award of $3,000,000. In March 2007, the Compensation Committee determined that the target objective has already been achieved. We expect that Messrs. James L. Dolan and Ratner will receive payment of their awards in September 2007 and Mr. Rutledge will receive payment of his award in January 2009.

In addition, awards granted prior to July 2002 provided that the recipient could request an interest-free loan from the Company in an amount up to the total amount of the award prior to its vesting, subject to certain limitations. In particular, the loan was required to be secured by a first priority lien in favor of the Company on certain real property owned by the recipient. Effective July 30, 2002, the performance retention program was amended to eliminate the ability to obtain these loans. Messrs. James L. Dolan and Ratner have had $3,000,000 loans outstanding since prior to July 30, 2002. These loans become due upon any payment of the award or earlier under certain circumstances.

Our former executive compensation program also included special retention incentives called deferred compensation awards. Although the Company referred to these awards as "deferred compensation awards," we do not believe that they constitute "deferred compensation" under Section 409A of the Internal Revenue Code. These awards were generally made to executive officers and other members of management. The purpose of these deferred compensation awards was to attract and retain senior executives. The named executive officers other than Charles F. Dolan received these awards in October 2004. In light of the uncertainty at that time involving a contemplated spin-off of Rainbow Media Enterprises, Charles F. Dolan and certain other members of management who were expected to be employed by Rainbow Media Enterprises after the proposed spin-off did not receive deferred compensation awards at that time. Because the Rainbow Media Enterprises spin-off did not ultimately occur, in order to treat these employees as other comparable employees had been treated, these individuals received deferred compensation awards in November 2005 with economics and vesting designed to give them the same economics and rights as if they had received these awards at the same time as the other recipients.

The deferred compensation awards contemplated an initial award amount for each recipient of $500,000. Each year, on the anniversary date of the award, the award amount grows by an additional amount equal to the lesser of 20% of the individual's annual base salary in effect at that time and $150,000. In addition, the award amount is increased by quarterly interest, at an annual interest rate equal to the average of the one-year LIBOR fixed-rate equivalent for the ten business days immediately preceding October 1st of each year. The deferred compensation award will be paid in installments: 50% of the then-current award amount is payable on the fifth anniversary of the effective date of the award (October 2009 for the named executive officers), and the balance of the then-current award amount is payable on the seventh anniversary of the effective date (October 2011 for the named executive officers), so long as the recipient continues to be an employee of the Company through those dates. Information regarding the deferred compensation awards of the named executive officer is set forth in the Summary Compensation Table under "Executive Compensation Tables" below.

Benefits

Benefits offered to executive officers generally provide for retirement income and serve as a safety net against hardships that can arise from illness, disability or death.

The executive officers are eligible to participate in the same health and welfare benefit plans made available to the other benefits-eligible employees of the Company, including, for example, medical, dental, vision, life insurance and disability coverage. In addition to the standard life insurance available to all employees (based on a multiple of base salary, up to a $4,000,000 cap on the total amount of life insurance), the Company purchased whole life insurance policies for certain current and former senior executives of the Company, including Messrs. Charles F. Dolan, James L. Dolan and Ratner. The Company pays the premiums on each of these policies; the amount payable by the Company is limited to the aggregate amount of additional premiums, if any, necessary to fund fully the face amount of each policy. The policies provide coverage in the amount of the greater of three times the individual's annual base salary as was in effect in 1996 or the death benefit provided under previous policies. Information regarding premiums paid by the Company is set forth in the Summary Compensation Table under "Executive Compensation Tables" below.

Savings Plans

Under the Cablevision CHOICE 401(k) Savings Plan, a tax-qualified retirement savings plan, participating employees, including executive officers, may contribute into their plan accounts a percentage of their eligible pay on a before-tax basis as well as a percentage of their eligible pay on an after-tax basis. In addition, after completion of one year of service, the Company matches 50% of the first 6% of eligible pay contributed by participating employees, subject to vesting limitations for the first five years of employment.

In addition, the Company offers an Excess Savings Plan, a non-qualified deferred compensation plan, to employees who are restricted by the applicable IRS annual compensation limitation and/or the pre-tax income deferral limitation. More information regarding the Excess Savings Plan is provided with the Nonqualified Deferred Compensation Table under "Executive Compensation Tables" below.

Matching contributions made by the Company under the 401(k) Plan and the Excess Savings Plan on behalf of the named executive officers are set forth in the Summary Compensation Table under "Executive Compensation Tables" below.

Cash Balance Plans

The Company maintains the Cablevision CHOICE Cash Balance Retirement Plan, a tax qualified defined benefit plan, for participating employees, including executive officers. Under the Company's Excess Cash Balance Plan, a non-qualified deferred compensation plan, the Company provides additional benefits to employees who are restricted by the applicable IRS annual compensation limitation.

The Company's Nonqualified Supplemental Benefit Plan provides actuarially determined pension benefits, among other types of benefits, for certain employees of the Company or its subsidiaries and affiliates who were previously employed by CSSC, L.L.C., which is wholly owned by Charles F. Dolan and his spouse. There are only two remaining active employees of the Company who accrue benefits under this plan, only one of whom is a named executive officer, Charles F. Dolan.

More information regarding the Cash Balance Plan, the Excess Cash Balance Plan and the Supplemental Benefit Plan is provided with the Pension Benefits Table under "Executive Compensation Tables" below.

Perquisites

The Company provides certain perquisites to all of its eligible employees, including executive officers. These perquisites include access to cable television, high-speed Internet and telephony services at no monthly cost to employees, including executive officers, living in the Company's service area. Certain employees living outside the service area are eligible for reimbursement of their costs in purchasing similar services. The services provided vary depending on the grade level of the employee. The Company also provides access to purchase tickets to events at Company venues.

The Company also provides certain perquisites to executive officers as described below. The aggregate value of perquisites received by each of the named executive officers is set forth in the Summary Compensation Table under "Executive Compensation Tables" below.

Executive Security

In order to address the security concerns of the Company, we have established an executive security program for the protection of the named executive officers. Recommendations of a third party security expert have been implemented for office, home and travel, at the Company's cost, to the extent approved by the Compensation Committee. Because certain of these costs can be viewed as conveying personal benefits to the named executive officers, they are reported as perquisites.

Car and Driver

In connection with our executive security program, Messrs. Charles F. Dolan and James L. Dolan each have a Company car and driver assigned to them on a full-time basis, which they are permitted to use for their personal use in addition to business purposes. In addition, certain executive officers and members of management have used Company cars and drivers on a limited basis for personal use.

To the extent employees use a Company car and driver for personal use, those employees are imputed compensation for tax purposes. For compensation reporting purposes, the benefit attributable to the personal use of Company cars is valued at a portion of the cost of the driver and car plus car maintenance, fuel and other related costs, based on an estimated percentage of use.

Aircraft

The Company owns and operates two passenger helicopters and leases and operates two jets to facilitate business travel of senior executives. In connection with our executive security program, it is recommended that the named executive officers use Company aircraft for all travel whenever practical.

Generally Messrs. Charles F. Dolan and James L. Dolan are permitted to use the helicopters and the jets for personal travel. In addition, certain other executive officers and other members of management are permitted to use the helicopters and the jets for personal travel upon the approval of the Chief Executive Officer. Personal use of the helicopters has primarily been for purposes of commutation.

To the extent any employee uses any of the aircraft for personal travel without reimbursement, they are imputed compensation for tax purposes. This personal use is valued at the Standard Industry Fare Level (SIFL) rates that are published biannually by the IRS. For compensation reporting purposes, we valued the incremental cost of the personal use of the aircraft as the variable costs incurred by the Company for each particular flight, less any amount actually reimbursed to the Company. The incremental cost of the use of the aircraft does not include any costs that would have been incurred by the Company whether or not the personal trip was taken, such as lease and insurance payments, pilot salaries and other overhead costs.

Starting in October 2006, in connection with any personal travel on Company jets (other than one personal trip for Charles F. Dolan that had been previously planned and approved), Charles F. Dolan and James L. Dolan have been required to reimburse the Company for the actual expenses of each specific flight at the maximum amount the Company legally may charge under Part 91 of the Federal Aviation Regulations.

Other

Generally, certain of the named executive officers have, from time to time, used the Company's travel department to make their personal travel arrangements. For compensation reporting purposes, we valued the incremental cost of personal use of the travel department as a portion of the cost of the travel department employee(s) and related overhead, based on the time spent making the arrangements.

From time to time, when the Company hires new employees, the Company may agree to reimburse them for their relocation. Under Mr. Huseby's employment agreement, in connection with his relocation from Colorado to New York, the Company agreed to reimburse him for certain expenses associated with his Colorado home as an incentive for Mr. Huseby to purchase a home in New York (which he did in June 2006), subject to the Company's right to offset those expenses against any bonuses payable to him. Mr. Huseby's bonus for 2006 was offset by the amount of his reimbursement.

From time to time, senior executives have access to tickets to sporting events and other entertainment at Company venues, at no cost.

Post-Termination Compensation

Our executives have helped build the Company into the successful enterprise that it is today and we believe that post-termination benefits are integral to the Company's ability to attract and retain qualified executives.

Under certain circumstances, payments or other benefits may be provided to employees upon the termination of their employment with the Company. The amount and type of any payment or benefit will depend upon the circumstances of the termination of employment. These may include termination by the Company without cause, termination by the employee for good reason, other voluntary termination by the employee, retirement, death, disability, or termination following a change in control of the Company or following a going-private transaction. The definitions of "cause" and "good reason" vary among the different employment agreements with the named executive officers and the award agreements.

The award agreements regarding the various long-term incentives also address employment termination events, including the circumstances upon which vesting, payment and/or forfeiture of all or a portion of the long-term incentives may be accelerated. If an executive's employment agreement refers to the treatment of any award upon a triggering event, the particular award agreement will not supersede the terms of the employment agreement.

Mr. Charles F. Dolan's employment agreement provides for post-termination benefits only in the event of death or disability. In the employment agreements for Messrs. James L. Dolan, Ratner and Rutledge, severance benefits include, in addition to certain cash payments, the acceleration of long-term incentives. For Messrs. Charles F. Dolan and Huseby, the treatment of their long-term incentives in the event of termination is governed by the specific provisions of their award agreements.

The Cablevision CHOICE Severance Pay Plan provides for the discretionary payment of severance benefits under certain circumstances. Under the severance plan, the Company has discretion to determine (1) under what conditions severance benefits will be made available to any employee, (2) the type and amount of severance benefits to be paid or provided and for what period of time, (3) the manner and form in which severance benefits will be paid or provided to any employee and (4) any other terms and conditions for receiving severance benefits. All severance benefits payable under this severance plan would be conditioned on the employee executing a severance agreement with the Company, including any terms and conditions that the Company may require.

Under the Cablevision Systems Corporation Supplemental Life Insurance Premium Payment Policy, at all times following a change of control of the Company (as defined below under "Executive Compensation Tables — Termination and Severance — Award Agreements"), the Company would continue to pay on behalf of certain senior executives of the Company, including Messrs. Charles F. Dolan, James L. Dolan and Ratner, all premiums on life insurance policies purchased by the Company for these executive officers, up to the aggregate amount of additional premiums, if any, necessary to fund fully the face amount of each senior executive's policy as in effect immediately prior to the change of control. This policy is also provided for in the employment agreements of Messrs. James L. Dolan and Ratner, as described below under "Employment Agreements."

For a description and quantification of the severance and other benefits payable to each of the named executive officers under the different circumstances of termination, please see "Termination and Severance" under "Executive Compensation Tables" below.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code, as amended, establishes a $1 million limit on the amount that a publicly held corporation may deduct for compensation paid to each of the named executives in a taxable year. This limitation does not apply to any compensation that is "qualified performance-based compensation" under Section 162(m), which is defined as compensation paid only if the individual's performance meets pre-established objective goals based on performance criteria established under a plan approved by stockholders. Our short-term and long-term incentive compensation plans are generally designed to qualify for this exemption from the deduction limitations of Section 162(m) and to be consistent with providing appropriate compensation to executives.

From time to time, to the extent it deems appropriate, the Compensation Committee may make awards (or modifications to awards) that would not qualify for an exemption from Section 162(m). For example, the deferred compensation awards to executive officers and certain other members of management were not designed to be deductible under Section 162(m). These awards were specifically designed to encourage executive retention over a seven-year period and do not contain performance objectives. In addition, restricted stock that vests over time is not considered "performance-based" compensation under Section 162(m), so compensation realized upon the vesting of restricted stock awarded to the individual executive officers covered by Section 162(m) will not be deductible by the Company. In this regard, we expect that, for 2006, the amount of base salary in excess of $1 million for any named executive officer, plus any other annual compensation paid or imputed to each of the named executive officers covered by Section 162(m) that causes his non-performance-based compensation to exceed the $1 million limit, will not be deductible by the Company for federal income tax purposes.

Although it is the Company's intent generally to qualify compensation for the exemption from the deduction limitations, we believe that it is in the best interests of the Company's stockholders to allow the Compensation Committee the flexibility and discretion to design an appropriate executive compensation program so that the Company can attract, retain and motivate our executives, notwithstanding Section 162(m).

Other

As previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2006, in August 2006, the Company announced that a voluntary review of its past practices in connection with the grant of stock options and stock appreciation rights determined that the grant date and exercise price assigned to a number of its stock options and stock appreciation rights grants in the 1997-2002 period did not correspond to the actual grant date and the closing price of the Company's common stock on the actual grant date. The review also found instances where options were awarded to individuals who were not employees on the actual date of the grant.

REPORT OF COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis set forth above with management. Based on such review and discussions, we have recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 for filing with the Securities and Exchange Commission.

Members of the Compensation Committee

Thomas V. Reifenheiser John R. Ryan Vincent Tese

EXECUTIVE COMPENSATION TABLES

The tables below reflect the compensation of the Company's Chief Executive Officer and the four other most highly paid executive officers. See "Compensation Discussion and Analysis" beginning on page 16 for an explanation of our compensation philosophy and program.

Summary Compensation Table

The table below summarizes the total compensation paid to or earned by each of our named executive officers for the year ended December 31, 2006.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total ($)
Charles F. Dolan *Chairman*	2006	$1,600,000	$0	$2,407,304	$2,816,350	$3,751,200	$286,279	$892,323	$11,753,456
James L. Dolan *Chief Executive Officer and President*	2006	$1,600,000	$0	$3,935,470	$2,634,796	$6,751,200	$125,574	$782,811	$15,829,851
Hank J. Ratner *Vice Chairman*	2006	$1,250,000	$0	$3,042,890	$2,379,853	$4,735,250	$ 78,365	$433,113	$11,919,471
Thomas M. Rutledge *Chief Operating Officer*	2006	$1,250,000	$0	$2,195,099	$2,139,218	$4,735,250	$ 90,747	$626,573	$11,036,887
Michael P. Huseby *Executive Vice President and Chief Financial Officer*	2006	$ 800,000	$0	$ 172,368	$ 313,699	$ 999,000(8)	$ 50,329	$197,673	$ 2,533,069

(1) For 2006, salaries paid to the named executive officers accounted for the following percentages of their total compensation: Mr. Charles F. Dolan — 14%; Mr. James L. Dolan — 10%; Mr. Ratner — 11%; Mr. Rutledge — 11%; and Mr. Huseby — 32%.

(2) For 2006, the Company did not pay any discretionary bonuses or any bonuses based on performance metrics that were not pre-established and communicated to the named executive officers. The annual incentive awards for 2006 were performance-based and are disclosed in the Non-Equity Incentive Plan Compensation column.

(3) This column reflects the dollar amount of expense recognized by the Company for financial statement reporting purposes in 2006 for restricted stock awards granted to the named executive officers in 2006 and prior years, as calculated under FAS 123R, without any reduction for risk of forfeiture. FAS 123R requires the Company to record share-based compensation expense for awards granted in 2006 as well as awards granted prior to, but not yet vested as of January 1, 2006. The assumptions used by the Company in calculating these amounts are set forth in Note 16 to the consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

(4) This column reflects the dollar amount of expense recognized by the Company for financial statement reporting purposes in 2006 for stock options and stock appreciation rights awards granted to the named executive officers in 2006 and prior years, as calculated under FAS 123R, without any reduction for risk of forfeiture. FAS 123R requires the Company to record share-based compensation expense for awards granted in 2006 as well as awards granted prior to, but not yet vested as of January 1, 2006. The assumptions used

by the Company in calculating these amounts are set forth in Note 16 to the consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

(5) For Messrs. Charles F. Dolan and Huseby, this information reflects their annual incentive awards for performance in 2006. For Messrs. James L. Dolan, Ratner and Rutledge, this information reflects the sum of their annual incentive awards for performance in 2006 and performance awards granted in 2005 that were earned at the end of 2006 as follows: Mr. James L. Dolan, $3,751,200 and $3,000,000, respectively; Mr. Ratner, $2,735,250 and $2,000,000, respectively; and Mr. Rutledge, $2,735,250 and $2,000,000, respectively. For more information regarding these awards, please see "Compensation Discussion and Analysis — Elements of In-Service Compensation — Annual Incentive Awards" and "— Long-Term Incentives — Performance Awards."

(6) This column represents, for each individual, the sum of the increase in his accumulated cash balance plan account and accumulated excess cash balance account. In addition, for Mr. Charles F. Dolan only, it also includes the increase in the lump sum value of the defined benefit plan portion of the Company's Supplemental Benefit Plan. There were no above-market earnings on nonqualified deferred compensation. For more information regarding the named executive officers' pension benefits, please see the Pension Benefits Table below.

(7) The table below shows the components of this column:

Name	Supplemental Benefit Plan(a)	401(k) Plan match (b)	Excess Savings Plan (b)	Life Insurance Premiums(c)	Imputed Interest on Loans(d)	Deferred Compensation Awards(e)	Perquisites(f)	Total
Charles F. Dolan	$44,000	$4,000	$44,000	$130,276	—	$179,070	$490,977	$892,323
James L. Dolan	—	$6,600	$41,400	$ 37,705	$139,500	$179,070	$378,536	$782,811
Hank J. Ratner	—	$6,600	$30,900	$ 9,248	$106,280	$179,070	$101,015	$433,113
Thomas M. Rutledge	—	$ —	$30,900	—	—	$179,070	$416,603	$626,573
Michael P. Huseby	—	—	—	—	—	$179,070	$ 18,603	$197,673

(a) This column represents the allocation credited to Mr. Charles F. Dolan pursuant to the defined contribution portion of the Company's Supplemental Benefit Plan.

(b) These columns represents, for each individual, a matching contribution by the Company on behalf of such individual under the Company's 401(k) Plan or Excess Savings Plan, as applicable.

(c) This column represents amounts paid for premiums on whole life insurance policies purchased by the Company for Messrs. Charles F. Dolan, James L. Dolan and Ratner.

(d) This column represents imputed interest on the $3,000,000 interest free loans made to each of Messrs. James L. Dolan and Ratner against their respective performance retention awards. See "Compensation Discussion and Analysis — Elements of In-Service Compensation — Long-Term Incentives — Other Types of Awards."

(e) This column represents, for each individual, the following amounts allocated under his respective deferred compensation award: a notional contribution of $150,000 and notional interest of $29,070. For more information regarding these deferred compensation awards, see "Compensation Discussion and Analysis — Elements of In-Service Compensation — Long-Term Incentives — Other Types of Awards."

(f) This column represents, for each individual, the following aggregate perquisites, as described in the table below. For more information regarding the calculation of these perquisites, please see "Compensation Discussion and Analysis — Elements of In-Service Compensation — Perquisites."

Name	Car and Driver	Aircraft (I)	Other (II)	Total
Charles F. Dolan	$ 94,347	$381,497	$15,133	$490,977
James L. Dolan	$153,772	$201,475	$23,289	$378,536
Hank J. Ratner	*	$ 81,404	$18,267	$101,015
Thomas M. Rutledge	$ 13,135	$396,764	*	$416,603
Michael P. Huseby	*	*	$16,961	$ 18,603

* Represents less than $10,000.

(I) These amounts reflect the incremental cost of the personal use of the aircraft, which is determined as the variable costs incurred by the Company for each particular flight and does not include any costs that would have been incurred by the Company whether or not the personal trip was taken, such as lease and insurance payments, pilot salaries and other overhead costs. These amounts are net of amounts reimbursed to the Company by Messrs. Charles Dolan and James Dolan in 2006 for personal use of aircraft. See "Related Party Policy and Certain Transactions." Messrs. Charles Dolan and James Dolan reimbursed the Company for the actual expenses of each specific flight at the maximum amount the Company legally may charge under Part 91 of the Federal Aviation Regulations.

(II) This column includes the following components: (A) free cable television service, high speed Internet access and telephony service; (B) executive home security; and (C) use of the Company's travel department to arrange for personal travel.

(8) This number does not reflect the amount offset against Mr. Huseby's bonus by the Company for reimbursement of certain relocation expenses.

Grants of Plan-Based Awards

The table below presents information regarding awards granted in 2006 to each named executive officer under the Company's plans, including estimated possible and future payouts under non-equity incentive plan awards and other restricted stock and stock option awards. There were no performance-based equity awards granted in 2006.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units(#)	All Other Option Awards: Securities Underlying Options(#)	Exercise or Base Price of Option Awards($/Sh)	Grant Date Fair Value of Stock and Option Awards(1)
		Threshold($)	Target($)	Maximum($)				
Charles F. Dolan	3/17/06(2)		$2,400,000	$4,800,000				
	3/29/06(3)	$1,200,000	$2,400,000	$4,800,000				
	6/5/06(4)				88,000			$1,804,880
	6/5/06(5)					264,000	$20.51	$3,027,024
James L. Dolan	3/17/06(2)		$2,400,000	$4,800,000				
	3/29/06(3)	$1,200,000	$2,400,000	$4,800,000				
	6/5/06(4)				88,000			$1,804,880
	6/5/06(5)					264,000	$20.51	$3,027,024
Hank J. Ratner	3/17/06(2)		$1,750,000	$3,500,000				
	3/29/06(3)	$ 800,000	$1,600,000	$3,200,000				
	6/5/06(4)				73,300			$1,503,383
	6/5/06(5)					220,000	$20.51	$2,522,520
Thomas M. Rutledge	3/17/06(2)		$1,750,000	$3,500,000				
	3/29/06(3)	$ 800,000	$1,600,000	$3,200,000				
	6/5/06(4)				73,300			$1,503,383
	6/5/06(5)					220,000	$20.51	$2,522,520
Michael P. Huseby	3/17/06(2)		$ 640,000	$1,280,000				
	3/29/06(3)	$ 350,000	$ 700,000	$1,400,000				
	6/5/06(4)				14,700			$ 301,497
	6/5/06(5)					44,000	$20.51	$ 504,504

(1) This column reflects the full grant date fair value of the restricted stock and stock option awards granted to each named executive officer in 2006, as calculated under FAS 123R on the date of grant. The assumptions used by the Company in calculating these amounts are set forth in Note 16 to the consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

(2) This row reflects the possible payouts with respect to grants of annual incentive awards under the Company's Executive Performance Incentive Plan for performance in 2006. Each named executive officer is assigned a target bonus percentage and amount; there is no threshold amount for annual incentive awards. Under the terms of the awards, each named executive officer was eligible to receive up to two times his target bonus. The amounts of annual incentive awards actually paid for performance in 2006 are disclosed in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above. For more information regarding the terms of these annual incentive awards, please see "Compensation Discussion and Analysis — Elements of In-Service Compensation — Annual Incentives."

(3) This row reflects the future payouts with respect to performance awards that were granted under the Company's Long-Term Incentive Plan in 2006. Each performance award was granted with a target amount, subject to actual payment based on a sliding scale ranging from zero to two times the target amount. These performance awards will be payable in the first quarter of 2009 if the Company achieves specified performance targets in the year ending December 31, 2008. For more information regarding the terms of

these performance awards, please see "Compensation Discussion and Analysis — Elements of In-Service Compensation — Long-Term Incentives — Performance Awards."

(4) This row shows the number of shares of restricted stock awarded in 2006. These grants of restricted stock, which were made under the Company's 2006 Employee Stock Plan, are scheduled to vest in their entirety on the third anniversary of the grant date on June 5, 2009.

(5) This row shows the number of shares that may be issued to the named executive officers upon exercise of stock options granted in 2006. These grants of stock options, which were made under the Company's 2006 Employee Stock Plan, are scheduled to vest in equal annual installments over a three-year period: one-third on June 5, 2007; one-third on June 5, 2008; and one-third on June 5, 2009.

Outstanding Equity Awards at Fiscal Year-End

The table below shows (i) each grant of stock options that is still unexercised and outstanding and (ii) the aggregate number of shares of unvested restricted stock outstanding for each named executive officer, in each case as of December 31, 2006.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#)	Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares or Units of Stock That Have Not Vested($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)
Charles F. Dolan						458,000(2)	$13,043,840		
	83,334			$20.78(3)	6/25/2013				
	166,666			$10.78(3)	6/25/2013				
	99,200	49,600(4)		$15.51(3)	10/1/2014				
			74,400(5)	$15.51(3)	10/1/2014				
	40,000	80,000(6)		$15.51(3)	11/8/2015				
			60,000(7)	$15.51(3)	11/8/2015				
		264,000(8)		$20.51	6/5/2016				
James L. Dolan						823,982(9)	$23,467,007		
	166,666			$10.78(3)	6/25/2013				
			74,400(5)	$15.51(3)	10/1/2014				
	80,000	40,000(10)		$10.46(3)	10/1/2014				
	40,000	80,000(6)		$15.51(3)	11/8/2015				
			60,000(7)	$15.51(3)	11/8/2015				
		264,000(8)		$20.51	6/5/2016				
Hank J. Ratner						623,330(11)	$17,752,438		
	4,009(12)(13)			$ 6.88(3)(13)	5/29/2008				
	53,591(13)			$16.78(3)(13)	8/2/2009				
	47,636(13)(14)			$15.57(3)(13)	5/31/2010				
	50,000			$20.78(3)	6/25/2013				
	100,000			$10.78(3)	6/25/2013				
			62,000(5)	$15.51(3)	10/1/2014				
	66,667	33,333(15)		$10.46(3)	10/1/2014				
	33,334	66,666(16)		$15.51(3)	11/8/2015				
			50,000(7)	$15.51(3)	11/8/2015				
		220,000(8)		$20.51	6/5/2016				

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#)	Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares or Units of Stock That Have Not Vested($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)
Thomas M. Rutledge						455,762(17)	$12,980,102		
	38,334			$20.78(3)	6/25/2013				
	76,666			$10.78(3)	6/25/2013				
			62,000(5)	$15.51(3)	10/1/2014				
	66,667	33,333(15)		$10.46(3)	10/1/2014				
	33,334	66,666(16)		$15.51(3)	11/8/2015				
			50,000(7)	$15.51(3)	11/8/2015				
		220,000(8)		$20.51	6/5/2016				
Michael P. Huseby						34,700(18)	$ 988,256		
			12,400(5)	$15.51(3)	10/1/2014				
	6,667	3,333(19)		$10.46(3)	10/1/2014				
	3,334	6,666(20)		$15.51(3)	11/8/2015				
			10,000(7)	$15.51(3)	11/8/2015				
		44,000(8)		$20.51	6/5/2016				

(1) Calculated using the closing price of Class A common stock on the New York Stock Exchange on December 29, 2006 of $28.48 per share.

(2) This reflects (i) a grant of 250,000 shares of restricted stock made on June 25, 2003 that is scheduled to vest on June 25, 2007; (ii) a grant of 60,000 shares of restricted stock made on November 8, 2005 that is scheduled to vest on October 1, 2008; (iii) a grant of 60,000 shares of restricted stock made on November 8, 2005 that is scheduled to vest on November 8, 2009; and (iv) a grant of 88,000 shares of restricted stock made on June 5, 2006 that is scheduled to vest on June 5, 2009.

(3) As a result of the special dividend paid in April 2006, stock options that had not vested by December 31, 2004 were adjusted to reduce their per share exercise price by the $10.00 amount of the special dividend. The per share exercise price of stock options that had vested by December 31, 2004 was not adjusted and the holders will receive the special dividend amount upon exercise. The table does not reflect any impact of the payment of the special dividend on those options that had vested by December 31, 2004.

(4) These stock options, which, together with the 99,200 vested stock options, were granted on November 8, 2005, are scheduled to vest on October 1, 2007.

(5) These performance stock options, which were granted on November 8, 2005, are scheduled to vest on October 1, 2007 since the applicable performance metrics have been achieved. For more information regarding performance options, please see "Compensation Discussion and Analysis — Elements of In-Service Compensation — Long-Term Incentives — Other Types of Awards."

(6) These stock options, which, together with the 40,000 vested stock options, were granted on November 8, 2005, are scheduled to vest in two equal installments on November 8, 2007 and 2008.

(7) These performance stock options, which were granted on November 8, 2005, are scheduled to vest on November 8, 2008 if the applicable performance metrics are achieved. For more information regarding performance options, please see "Compensation Discussion and Analysis — Elements of In-Service Compensation — Long-Term Incentives — Other Types of Awards."

(8) These stock options, which were granted on June 5, 2006, are scheduled to vest in three equal installments on June 5, 2007, 2008 and 2009.

(9) This reflects (i) 365,982 shares of restricted stock that were issued on March 10, 2003 in exchange for stock options and SARs that had an exercise price of more than $20.00 per share; these shares of restricted stock vested on March 10, 2007; (ii) a grant of 250,000 shares of restricted stock made on June 25, 2003 that are scheduled to vest on June 25, 2007; (iii) a grant of 60,000 shares of restricted stock made on October 1, 2004 that are scheduled to vest on October 1, 2008; (iv) a grant of 60,000 shares of restricted stock made on November 8, 2005 that are scheduled to vest on November 8, 2009; and (v) a grant of 88,000 shares of restricted stock made on June 5, 2006 that are scheduled to vest on June 5, 2009.

(10) These stock options, which, together with the 80,000 vested stock options, were granted on October 1, 2004, are scheduled to vest on October 1, 2007.

(11) This reflects (i) 191,298 shares of restricted stock that were issued on March 10, 2003 in exchange for stock options and SARs that had an exercise price of more than $20.00 per share; these shares of restricted stock vested on March 10, 2007; (ii) 108,732 shares of restricted stock that were issued on June 25, 2003 that are scheduled to vest on June 25, 2007; (iii) a grant of 150,000 shares of restricted stock made on June 25, 2003 that are scheduled to vest on June 25, 2007; (iv) a grant of 50,000 shares of restricted stock made on October 1, 2004 that are scheduled to vest on October 1, 2008; (v) a grant of 50,000 shares of restricted stock made on November 8, 2005 that are scheduled to vest on November 8, 2009; and (vi) a grant of 73,300 shares of restricted stock made on June 5, 2006 that are scheduled to vest on June 5, 2009.

(12) This grant includes stock options to purchase 2,024 shares of Class A common stock and 1,985 SARs.

(13) These grants reflect decreases in the exercise price and increases in the number of shares of Class A common stock to be purchased upon exercise as a result of the issuance of the Rainbow Media Group tracking stock in March 2001 and its conversion back into shares of Class A common stock in August 2002.

(14) This grant includes stock options to purchase 23,818 shares of Class A common stock and 23,818 SARs.

(15) These stock options, which, together with the 66,667 vested stock options, were granted on October 1, 2004, are scheduled to vest on October 1, 2007.

(16) These stock options, which, together with the 33,334 vested stock options, were granted on November 8, 2005, are scheduled to vest in two equal installments on November 8, 2007 and 2008.

(17) This reflects (i) 167,462 shares of restricted stock that were issued on March 10, 2003 in exchange for stock options that had an exercise price of more than $20.00 per share and the SARs that were issued in conjunction with those stock options; these shares of restricted stock vested on March 10, 2007; (ii) a grant of 115,000 shares of restricted stock made on June 25, 2003 that are scheduled to vest on June 25, 2007; (iii) a grant of 50,000 shares of restricted stock made on October 1, 2004 that are scheduled to vest on October 1, 2008; (iv) a grant of 50,000 shares of restricted stock made on November 8, 2005 that are scheduled to vest on November 8, 2009; and (v) a grant of 73,300 shares of restricted stock made on June 5, 2006 that are scheduled to vest on June 5, 2009.

(18) This reflects (i) a grant of 10,000 shares of restricted stock made on October 1, 2004 that are scheduled to vest on October 1, 2008; (ii) a grant of 10,000 shares of restricted stock made on November 8, 2005 that are scheduled to vest on November 8, 2009; and (iii) a grant of 14,700 shares of restricted stock made on June 5, 2006 that are scheduled to vest on June 5, 2009.

(19) These stock options, which, together with the 6,667 vested stock options, were granted on October 1, 2004, are scheduled to vest on October 1, 2007.

(20) These stock options, which, together with the 3,334 vested stock options, were granted on November 8, 2005, are scheduled to vest in two equal installments on November 8, 2007 and 2008.

Option Exercises and Stock Vested

During the year ended December 31, 2006, none of the named executive officers exercised any options and none of the restricted stock held by the named executive officers vested.

Pension Benefits

The table below shows the present value of accumulated benefits payable to each of our named executive officers, including the number of years of service credited to each named executive officer, under our defined benefit pension plans as of December 31, 2006.

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
Charles F. Dolan	Cablevision Nonqualified Supplemental Benefit Plan	21	$2,277,347	
	Cablevision CHOICE Cash Balance Retirement Plan	9	$ 21,471	$39,302
	Cablevision CHOICE Excess Cash Balance Plan	6	$ 854,709	
James L. Dolan	Cablevision CHOICE Cash Balance Retirement Plan	9	$ 87,212	
	Cablevision CHOICE Excess Cash Balance Plan	6	$ 527,379	
Hank J. Ratner	Cablevision CHOICE Cash Balance Retirement Plan	9	$ 74,444	
	Cablevision CHOICE Excess Cash Balance Plan	6	$ 273,186	
Thomas M. Rutledge	Cablevision CHOICE Cash Balance Retirement Plan	5	$ 55,926	
	Cablevision CHOICE Excess Cash Balance Plan	5	$ 260,058	
Michael P. Huseby	Cablevision CHOICE Cash Balance Retirement Plan	2	$ 27,204	
	Cablevision CHOICE Excess Cash Balance Plan	2	$ 39,035	

(1) Years of service are calculated based on elapsed time while a member of the plan. Actual elapsed time for each individual as an employee of the Company are as follows: Mr. Charles F. Dolan, 34 years; Mr. James L. Dolan, 28 years; Mr. Ratner, 20 years; Mr. Rutledge, 5 years; Mr. Huseby, 2 years.

(2) Assumes that each individual will take a lump sum payment of benefits at retirement. The lump sum payment is based on an assumed retirement age of 65 for all individuals other than Mr. Charles Dolan. For Mr. Charles Dolan, the lump sum payment is based on a December 31, 2006 retirement date. The lump sum payable under the Supplemental Benefit Plan was calculated using an interest rate of 7% and the 1971 Group Annuity mortality table, as required under the terms of the Supplemental Benefit Plan. The lump sum payable under the cash balance plans was determined by crediting the account balances with an assumed interest-crediting rate of 4.75% until age 65. The present value of the accumulated benefits under the Cash Balance Plan and the Excess Cash Balance Plan were calculated using a discount rate of 5.75%. For

Mr. Charles Dolan, the present value of the accumulated benefits under each of the Cash Balance Plan and the Excess Cash Balance Plan equals the respective December 31, 2006 account balances.

We maintain several benefit plans for our executives. The material terms and conditions are discussed below.

Cash Balance Retirement Plan

The Cablevision CHOICE Cash Balance Retirement Plan is a tax qualified defined benefit plan that generally covers regular full-time and part-time nonunion employees of the Company and certain of its affiliates who have completed one year of service. A notional account is maintained for each participant under the plan, including the named executive officers, which consists of (i) annual allocations made by the Company as of the end of each year on behalf of each participant who has completed 23 weeks of service during the year that range from 3% to 9% of the participant's compensation, based on the participant's age, and (ii) monthly interest credits based on the average of the annual rate of interest on the 30-year U.S. Treasury Bonds for the months of September, October and November of the prior year. Compensation includes all direct cash compensation received while a participant as part of the participant's primary compensation structure (excluding bonuses, fringe benefits, and other compensation that is not received on a regular basis), and before deductions for elective deferrals (in accordance with the Internal Revenue Code limits, the maximum compensation taken into account in determining benefits was limited to $220,000 in 2006).

A participant's interest in the cash balance account vests 60% at the end of one year of service, with the balance of the account vesting in equal 10% installments over the next four years; after five years, the participant is fully vested in the cash balance account. A participant's account will vest in full upon his or her termination due to death, disability or retirement after attaining age 65. Upon retirement or other termination of employment with the Company, the participant may elect a distribution of the vested portion of the cash balance account. Any amounts remaining in the plan will continue to be credited with interest until the account is paid. The normal form of benefit payment for an unmarried participant is a single life annuity and the normal form of benefit payment for a married participant is a 50% joint and survivor annuity. The participant, with spousal consent if applicable, can waive the normal form and elect a single life annuity or a lump sum.

Excess Cash Balance Retirement Plan

The Company's CHOICE Excess Cash Balance Plan is a non-qualified deferred compensation plan that is intended to provide eligible participants, including each named executive officer, with the portion of their benefit that can not be paid to them under the Cash Balance Plan due to Internal Revenue Code limits on the amount of compensation (as defined in the Cash Balance Plan) that can be taken into account in determining benefits under tax-qualified plans ($220,000 in 2006). The Company maintains a notional excess cash balance account for each eligible participant, and for each calendar year, credits these accounts with the portion of the allocation that could not be made on his behalf under the Cash Balance Plan due to the compensation limitation. In addition, the Company credits each notional excess cash balance account monthly with interest at the same rate used under the Cash Balance Plan. A participant vests in the excess cash balance account according to the same schedule in the Cash Balance Plan. The excess cash balance account, to the extent vested, is paid in a lump sum to the participant as soon as practicable following his or her retirement or other termination of employment with the Company.

Nonqualified Supplemental Benefit Plan

Mr. Charles F. Dolan is the only named executive officer who participates in the Company's Nonqualified Supplemental Benefit Plan. The Supplemental Benefit Plan provides actuarially determined pension benefits, among other types of benefits, for certain employees of the Company or its subsidiaries and affiliates who were previously employed by CSSC, L.L.C., successor to Cablevision Systems Services Corporation. CSSC, which is wholly owned by Charles F. Dolan and his spouse, provided management services to Cablevision Company (the Company's predecessor) and to certain affiliates of the Company. The Supplemental Benefit Plan was designed to provide participants, in combination with certain qualified benefit plans maintained by the Company and certain qualified retirement plans formerly maintained by CSSC, with the same retirement benefits they would have enjoyed had they remained employees of CSSC and continued to participate in the former CSSC qualified plans. In addition to Mr. Charles F. Dolan, there is only one remaining active employee of the Company who accrues benefits under this plan.

The defined benefit feature of the Supplemental Benefit Plan provides that, upon attaining the later of age 65 or the completion of five years of service, a participant will receive an annual benefit equal to the lesser of (i) 75% of his or her average compensation (not including bonuses and overtime) for his or her three most highly compensated years, or (ii) the maximum benefit permitted by the Internal Revenue Code (the maximum in 2006 was $175,000 for employees who retire at age 65), reduced by the amount of any benefits paid to the participant under the qualified defined benefit plan formerly maintained by CSSC as well as benefits under the Cash Balance Plan and Excess Cash Balance Plan. This benefit will be reduced proportionately if the participant retires or otherwise terminates employment before reaching normal retirement age.

Nonqualified Deferred Compensation

The table below shows (i) the contributions made by each named executive officer and the Company in 2006, (ii) aggregate earnings on each named executive officer's account balance in 2006 and (iii) the account balance of each of our named executive officers under our Excess Savings Plan and the Supplemental Benefit Plan as of December 31, 2006.

Name	Plan Name	Executive Contributions in Last FY(1) ($)	Registrant Contributions in Last FY(2) ($)	Aggregate Earnings in Last FY(3) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Charles F. Dolan	Cablevision CHOICE Excess Savings Plan	$90,000	$44,000	$ 34,805	—	$ 922,434
	Cablevision Nonqualified Supplemental Benefit Plan	—	$44,000	$145,212	—	$1,263,275
James L. Dolan	Cablevision CHOICE Excess Savings Plan	$86,000	$41,400	$ 7,856	—	$ 265,910
Hank J. Ratner	Cablevision CHOICE Excess Savings Plan	$61,800	$30,900	$ 18,503	—	$ 507,492
Thomas M. Rutledge	Cablevision CHOICE Excess Savings Plan	$61,800	$30,900	$ 9,619	—	$ 291,226
Michael P. Huseby	Cablevision CHOICE Excess Savings Plan	—	—	—	—	—

(1) These amounts represent a portion of the executives' salaries, which are included in the numbers reported in the "Salary" column of the Summary Compensation Table, that the executives contributed to the respective plans.

(2) These amounts are reported in the "All Other Compensation" column of the Summary Compensation Table.

(3) These amounts are not reported in the "All Other Compensation" column of the Summary Compensation Table.

The Cablevision CHOICE Excess Savings Plan is a non-qualified deferred compensation plan that operates in conjunction with the Company's tax-qualified 401(k) Plan. An employee is eligible to participate in the Excess Savings Plan for a calendar year if his compensation (as defined in the Cash Balance Plan described above) in the preceding year exceeded (or would have exceeded, if the employee had been employed for the entire year) the IRS limit on the amount of compensation that can be taken into account in determining contributions under tax-qualified retirement plans ($220,000 in 2006) and he makes an election to participate prior to the beginning of the year. An eligible employee whose contributions to the 401(k) Plan are limited as a result of this compensation limit or as a result of reaching the maximum 401(k) deferral limit ($15,000 or $20,000 if 50 or over, for 2006) can continue to make pre-tax contributions under the Excess Savings Plan of up to 6% of his eligible pay. In addition, the Company will make matching contributions of up to 50% of the first 6% of eligible pay contributed by the employee. A participant is always fully vested in his own contributions and vests in the Company matching contributions over five years (subject to full vesting upon death, disability or retirement after attaining age 65). Account balances under the Excess Savings Plan are credited monthly with the rate of return earned by the Stable Value Fund offered as an investment alternative under the 401(k) Plan. Distributions are made in a lump sum as soon as practicable after the participant's termination of employment with the Company.

In addition to providing defined pension benefits, the Company's Supplemental Benefit Plan has a defined contribution feature. Under this provision, the Company maintains notional supplemental accounts for each participant, and for each calendar year, the Company makes an allocation to these notional accounts in an amount equal to the lesser of 10% of a participant's eligible plan compensation (as limited by the IRS maximum compensation limitation) and the IRS maximum defined contribution allocation ($44,000 for 2006). The participants can direct the allocation of their notional accounts among approximately 20 investment options, which consist of mutual funds and separate accounts.

Employment Agreements

Charles F. Dolan

Charles F. Dolan has an employment agreement with the Company dated as of January 27, 1986 that automatically renews for successive one-year terms unless terminated by either party at least three months prior to the end of the then existing term. His agreement has been automatically extended until January 2008. The agreement provides for annual compensation of not less than $400,000 per year, subject to increase by the Company's Compensation Committee. Mr. Dolan's annual salary is currently $1,600,000 and his bonus target is 150%.

Mr. Charles F. Dolan's employment agreement does not provide for any post-employment benefits in the event of the termination of his employment by him or the Company. In the event of Mr. Dolan's death, his agreement provides for payment to his estate of an amount equal to the greater of one year's base salary or one-half of the compensation that would have been payable to Mr. Dolan during the remaining term of his agreement. If Mr. Dolan is incapacitated for more than six consecutive months of disability such that he cannot return to employment and discharge his duties under his employment agreement, his agreement provides that the Company may terminate him for incapacity but Mr. Dolan will be entitled to receive his base salary and other employee benefits (including medical insurance) until the end of the remaining term of his agreement. Mr. Dolan's employment agreement does not provide for any benefits in the event of retirement, a change in control or a going private transaction.

James L. Dolan

In April 2003, the Company entered into an employment agreement with James L. Dolan for a term that has been automatically extended to December 31, 2010. His employment agreement is no longer automatically extendable. Under the agreement, Mr. Dolan is to receive an annual salary of not less than $1,600,000, subject to annual review and increase in the Compensation Committee's discretion. Mr. Dolan is also entitled to an annual bonus established in the discretion of the Compensation Committee with a target of 150% of his annual base salary and a possible range of up to two times his target bonus. Mr. Dolan's annual salary is currently $1,800,000 and his bonus target is 200% of his annual base salary. Mr. Dolan's annual salary may not be reduced during the term of the agreement. The employment agreement contemplates that Mr. Dolan will continue to be nominated as a director of the Company during the term of the agreement. Under the agreement, Mr. Dolan continues to be eligible to participate in all employee benefits and other incentives on the same basis as senior management of the Company.

Mr. James L. Dolan's employment agreement provides severance benefits if Mr. Dolan's employment is terminated (a) by the Company (other than for Cause, as defined in the next paragraph) or (b) by him for Good Reason (as defined in the next paragraph) or during the thirteenth month following a Change in Control (as defined below under "— Award Agreements") of the Company. These benefits consist of (1) the payment of (A) an amount, in the discretion of the Compensation Committee, of not less than $40,000 plus (B) three times the sum of Mr. Dolan's annual base salary and his annual target bonus as in effect at that time; (2) the payment of premiums on his existing whole life insurance policies until they are paid in full or the cash value of each policy is sufficient to fund the remaining premiums payable; (3) full vesting of all of Mr. Dolan's outstanding incentive and/or performance grants and awards and the elimination of all restrictions on any outstanding restricted stock awards; (4) the immediate vesting of any outstanding stock options and conjunctive rights awards and continuation of the right to exercise those options and awards through the remainder of their term; and (5) the right to enter into a four-year consulting agreement with the Company providing minimum annual payments of $1 million. All payments would be conditioned on Mr. Dolan executing a severance agreement with the Company, including a general release and covenants with respect to non-competition, non-solicitation of employees and confidentiality.

For purposes of his employment agreement, Cause is defined as (1) fraud, embezzlement, misappropriation, willful misconduct, gross negligence or breach of fiduciary duty against the Company or one of its affiliates or (2) commission of any act or omission that results in, or may reasonably be expected to result in, a conviction, plea of no contest, plea of nolo contendere or imposition of probation for any felony or other crime involving moral turpitude, in each case as determined by the Compensation Committee. For purposes of his employment agreement, termination for Good Reason may occur if: (1) without the executive's consent, either (A) his base salary, annual target bonus or title is reduced, (B) the Company requires that his principal office be located outside of Nassau County or Manhattan, (C) the Company materially breaches its obligations to the executive under the employment agreement, (D) the executive remains employed by the Company but does not retain his specific position with the Company, (E) he reports directly to someone other than the Chairman of the Board of Directors or (F) his responsibilities are materially diminished; (2) he gives written notice to the Company that he does not consent to such action; (3) the Company does not correct such action within 15 days of receiving the executive's notice; and (4) he voluntarily terminates his employment within 90 days of such action.

In the event of Mr. Dolan's death or physical or mental disability, his employment agreement provides for (1) the payment to him or his estate of all of his outstanding bonus, restricted stock and deferred compensation awards, (2) the right to receive payment of all outstanding performance awards at the time, if any, that such awards are earned (as if he had remained employed with the Company through that date) and (3) the right to exercise all of his stock options and stock appreciation rights for the greater of the remainder of the term of the employment agreement or one year and the elimination of all restrictions on his restricted stock. If Mr. Dolan is no longer employed by the Company for any reason other than for Cause, he will be deemed retired and will have three years to exercise outstanding stock options and other conjunctive rights unless another provision of his employment agreement provides for a longer exercise period. Mr. Dolan's employment agreement does not provide for any severance benefits in the event of retirement or a going private transaction.

Mr. Dolan's employment agreement restricts him from competing with the Company or from hiring any of its employees during his employment and for one year after termination of his employment. He is also required to maintain the confidentiality of Company information.

Hank J. Ratner

In June 2003, the Company entered into an employment agreement with Hank J. Ratner for a term that has been automatically extended to December 31, 2009. His employment agreement is no longer automatically extendable. Under the agreement, Mr. Ratner is to receive an annual salary of not less than $1,200,000, subject to annual review and increase in the Compensation Committee's discretion. Mr. Ratner is also entitled to an annual bonus established in the discretion of the Company's Compensation Committee with a target of 125% of his annual base salary and a possible range of up to two times his target bonus. Mr. Ratner's annual salary is currently $1,500,000 and his bonus target is 200% of his annual base salary. Mr. Ratner's annual salary may not be reduced during the term of the agreement. Under the agreement, Mr. Ratner continues to be eligible to participate in all employee benefits and other incentives on the same basis as senior management of the Company.

Mr. Ratner's employment agreement provides severance benefits if Mr. Ratner's employment is terminated (a) by the Company (other than for Cause, as defined above under "— James L. Dolan") or (b) by him for Good Reason (as defined below) or during the thirteenth month following a Change in Control (as defined below under "— Award Agreements") of the Company. These benefits consist of (1) the payment of an amount of not less than 2.99 times the sum of Mr. Ratner's annual base salary and his annual target bonus as in effect at that time; (2) the payment of premiums on his existing whole life insurance policies until they are paid in full or the cash value of each policy is sufficient to fund the remaining premiums payable; (3) full vesting of all of Mr. Ratner's outstanding incentive and/or performance grants and awards and the elimination of all restrictions on any outstanding restricted stock awards; (4) the immediate vesting of any outstanding stock options and conjunctive rights awards and continuation of the right to exercise those options and awards through the remainder of their terms; and (5) the right to enter into a three-year consulting agreement with the Company providing minimum annual payments of $600,000. All payments would be conditioned on Mr. Ratner executing a severance agreement with the Company, including a general release and covenants with respect to non-competition, non-solicitation of employees and confidentiality.

For purposes of his employment agreement, termination for Good Reason is defined as: (x) if the executive and the Company have not extended the employment agreement and he elects to terminate his full time employment at the end of the term or (y) if (1) without the executive's consent, either (A) his base salary, annual target bonus or title is reduced, (B) the Company requires that his principal office be located outside of Nassau County or Manhattan, (C) the Company materially breaches its obligations to the executive under the employment agreement, (D) the executive remains employed by the Company but does not retain his specific position with the Company, (E) he reports directly to someone other than the Chairman of the Board of Directors or the Chief Executive Officer or (F) his responsibilities are materially diminished; (2) he gives written notice to the Company that he does not consent to such action; (3) the Company does not correct such action within 15 days of receiving the executive's notice; and (4) he voluntarily terminates his employment within 90 days of such action.

In the event of Mr. Ratner's death or physical or mental disability, his employment agreement provides for (1) the payment to him or his estate of all of his outstanding bonus, restricted stock and deferred compensation awards, (2) the right to receive payment of all outstanding performance awards at the time, if any, that such awards are earned (as if he had remained employed with the Company through that date) and (3) the right to exercise all of his stock options and stock appreciation rights for the greater of the remainder of the term of the employment agreement or one year and the elimination of all restrictions on his restricted stock. In addition, if Mr. Ratner's employment is terminated (other than for Cause, as defined) prior to December 31 of any year, he shall receive a prorated bonus for the portion of the year he worked for the Company. If he is no longer employed by the Company for any reason other than for Cause, he will be deemed retired and will have three years to exercise outstanding stock options and other conjunctive rights unless another provision of his employment agreement provides for a longer exercise period. Mr. Ratner's employment agreement does not provide for any severance benefits in the event of retirement or a going private transaction.

Mr. Ratner's employment agreement restricts him from competing with the Company or from hiring any of its employees during his employment and for one year after termination of his employment. He is also required to maintain the confidentiality of Company information.

Thomas M. Rutledge

In June 2003, the Company entered into an employment agreement with Thomas M. Rutledge for a term that has been automatically extended to December 31, 2009. His employment agreement is no longer automatically extendable. Under the agreement, Mr. Rutledge is to receive an annual salary of not less than $1,100,000, subject to annual review and increase in the Compensation Committee's discretion. Mr. Rutledge is also entitled to an annual bonus established in the discretion of the Company's Compensation Committee with a target of 105% of his annual base salary and a possible range of up to two times his target bonus. Mr. Rutledge's annual salary is currently $1,500,000 and his bonus target is 200% of his annual base salary. Mr. Rutledge's annual salary may not be reduced during the term of the agreement. Under the agreement, Mr. Rutledge continues to be eligible to participate in all employee benefits and other incentives on the same basis as senior management of the Company.

Mr. Rutledge's employment agreement provides benefits if Mr. Rutledge's employment is terminated (a) by the Company (other than for Cause, as defined above under "— James L. Dolan") or (b) by him for Good Reason (as defined as defined above under "— Hank J. Ratner") or during the thirteenth month following a Change in Control (as defined below under "— Award Agreements") of the Company. These benefits consist of: (1) the payment of an amount of not less than 2.99 times the sum of Mr. Rutledge's annual base salary and his annual target bonus as in effect at that time; (2) full vesting of Mr. Rutledge's outstanding incentive and/or performance grants and awards and the elimination of all restrictions on any outstanding restricted stock awards; (3) immediate vesting of any outstanding stock options and conjunctive rights awards and continuation of the right to exercise those options and awards through the remainder of their terms; and (4) the right to enter into a three-year consulting agreement with the Company providing minimum annual payments of $550,000. All payments would be conditioned on Mr. Rutledge executing a severance agreement with the Company, including a general release and covenants with respect to non-competition, non-solicitation of employees and confidentiality.

In the event of Mr. Rutledge's death or physical or mental disability, his employment agreement provides for (1) the payment to him or his estate of all of his outstanding bonus, restricted stock and deferred compensation awards, (2) the right to receive payment of all outstanding performance awards at the time, if any, that such awards are earned (as if he had remained employed with the Company through that date) and (3) the right to exercise all of his stock options and stock appreciation rights for the greater of the remainder of the term of the employment agreement or one year and the elimination of all restrictions on his restricted stock. In addition, if Mr. Rutledge's employment is terminated (other than for Cause, as defined) prior to December 31 of any year, he shall receive a prorated bonus for the portion of the year he worked for the Company. If he is no longer employed by the Company for any reason other than for Cause, he will be deemed retired and will have three years to exercise outstanding stock options and other conjunctive rights unless another provision of his employment agreement provides for a longer exercise period. Mr. Rutledge's employment agreement does not provide for any benefits in the event of retirement or a going private transaction.

Mr. Rutledge's employment agreement restricts him from competing with the Company or from hiring any of its employees during his employment and for one year after termination of his employment. He is also required to maintain the confidentiality of Company information.

Michael P. Huseby

In April 2006, the Company entered into an employment agreement with Michael P. Huseby that is for a term through March 1, 2009. Under the agreement, Mr. Huseby is entitled to receive an annual salary of not less than $800,000 and an annual bonus established in the discretion of the Compensation Committee with a target of 80% of his annual base salary and a possible range of up to two times his target bonus. Mr. Huseby's annual salary is currently $850,000 and his bonus target is 90% of his annual base salary. Mr. Huseby's annual salary and target bonus (as each may be increased from time to time in the discretion of the Compensation Committee) may not be reduced during the term of the agreement. In addition, under the agreement, if Mr. Huseby purchased a primary residence on Long Island before the end of 2006 (which he did in June 2006), the Company agreed to reimburse him for certain out-of-pocket carrying costs he may incur with respect to his existing home in Denver, Colorado until he is able to sell his Denver home (which he did in April 2007). Any such reimbursement will be limited to a maximum of $10,000 per month for a maximum of twelve months and will result in an equal reduction in any future annual bonuses he might otherwise receive from the Company, if any. Under the agreement, Mr. Huseby continues to be eligible to participate in all employee benefits and long-term equity and other incentives on the same basis as similarly situated executives, all subject to the discretion of the Compensation Committee.

Under his employment agreement, Mr. Huseby will be entitled to severance benefits if his employment is terminated (a) by the Company (other than for Cause) or (b) by him for Good Reason. For purposes of his employment agreement, Cause is defined as (1) fraud, embezzlement, misappropriation, willful misconduct, gross negligence or breach of fiduciary duty against the Company or one of its affiliates or (2) commission of any act or omission that results in a conviction, plea of no contest, plea of nolo contendere or imposition of probation for any felony or other crime involving moral turpitude, in each case as determined by the Compensation Committee. Mr. Huseby can terminate his agreement for Good Reason if: (1) without his consent, either (A) his base salary or annual target bonus is reduced, (B) he is no longer the Chief Financial Officer of the Company or (C) he reports directly to someone other than the Chairman, the Chief Executive Officer, the President or the Vice Chairman of the Company; (2) he gives written notice to the Company that he does not consent to such action; (3) the Company does not correct such action within 30 days of receiving Mr. Huseby's notice; and (4) he voluntarily terminates his employment within 90 days of such action.

Mr. Huseby's severance benefits would consist of the payment of the sum of (1) an amount not less than two (2) times the sum of his annual base salary and his annual target bonus as in effect at the time of termination, 60% of which amount would be payable on the six month anniversary of the employment termination date and the remaining 40% payable on the twelve month anniversary of the employment termination date and (2) a prorated bonus for the portion of the year he worked for the Company in the year of termination (paid to him if and when such bonuses are generally paid to similarly situated employees in the discretion of the Compensation Committee). All payments would be conditioned on Mr. Huseby executing a severance agreement with the Company, including a general release and covenants with respect to non-competition, non-solicitation of employees and confidentiality. Mr. Huseby's employment agreement does not provide for any severance benefits in the event of retirement, death, disability or a change in control or going private transaction.

Amendments

In March 2005, the Company amended the employment agreements of each of Messrs. James Dolan, Ratner and Rutledge to address a recently enacted change in the Internal Revenue Code that would result in the imposition of an additional tax on the employee as a result of payment under the agreements. The amendment addresses this tax law change by delaying any severance payment by up to six months and, if such delay occurs, requiring payment into a "rabbi trust" for the benefit of the affected employee. The amendment does not change the amount of the payments under these employment agreements.

Termination and Severance

As described in "Compensation Discussion and Analysis — Post-Termination Compensation", payments may be made to employees upon the termination of their employment with the Company depending upon the circumstances of their termination, which include termination by the Company without cause, termination by the employee for good reason, other voluntary termination by the employee, retirement, death, disability, or termination following a change in control of the Company or following a going-private transaction.

Generally, for the named executive officers, their employment agreements address some of these circumstances. For a description of termination provisions in the employment agreements, see "— Employment Agreements" above. In addition, the award agreements for the long-term incentives also address some of these circumstances. If an employment agreement provides for the treatment of any award upon the termination of employment, the terms of any applicable award agreements will not supersede the terms of the employment agreement.

Award Agreements

Under the applicable award agreements, vesting of restricted stock, stock options and stock appreciation rights granted to employees, including the named executive officers, may be affected upon a "change of control" of the Company or a going private transaction (as defined in Rule 13e-3 of the Securities Exchange Act of 1934). A "change of control" is defined as the acquisition by any person or group, other than Charles F. Dolan or members of his immediate family (or trusts for the benefit of Charles F. Dolan or his immediate family) or any employee benefit plan sponsored or maintained by the Company, of (1) the power to direct the management of substantially all of the cable television systems then owned by the Company in the New York City metropolitan area, or (2) after any fiscal year of the Company in which the Company's cable television systems in the New York City metropolitan area contributed in the aggregate less than a majority of the net revenues of the Company and its consolidated subsidiaries, the power to direct the management of the Company or substantially all of its assets. Upon a change in control, as defined, the restricted stock, stock options and stock appreciation rights may be converted into either a right to receive an amount of cash based upon the highest price per share of the Company's Class A common stock paid in the transaction resulting in the change of control, or, as long as the surviving entity is a public company, into a corresponding award with equivalent profit potential in the surviving entity, at the election of the Compensation Committee. Upon a going private transaction, the restricted stock, stock options and stock appreciation rights would be converted into a right to receive an amount of cash based upon the highest price per share of the Company's Class A common stock paid in the transaction. Following the change of control or going private transaction, the award of restricted stock, stock options or stock appreciation rights will become payable on the earlier to occur of (1) the date on which the award was originally scheduled to vest or (2) the date on which the recipient's employment with the Company or the surviving entity is terminated (A) by the Company or the surviving entity other than for cause or (B) by the recipient for good reason, if such termination occurs within three years after the change of control or going private transaction, or by the recipient for any reason if such termination occurs at least six months, but not more than nine months, after completion of the change of control or going private transaction. In addition, the amount payable under the award agreement will include interest from the date of the change of control or going private transaction.

Under the applicable award agreements, vesting of restricted stock, stock options and stock appreciation rights granted to employees, including the named executive officers, may be accelerated in certain other circumstances. Under stock option or SAR award agreements, upon termination for cause, the entire award is forfeited. Upon termination by the Company without cause, termination by the employee, death, disability or retirement, the unvested portion of the award is forfeited; provided, however, that only with respect to stock options granted in 2006, upon death, the entire award is immediately vested. Depending on the type of termination, the time to exercise the vested portion varies from 180 days to three years. In no event is this period later than the expiration date, except in the case of death, in which the time to exercise may be extended for one year after the expiration date. Under restricted stock award agreements for grants prior to 2006, upon termination for cause, termination by the employee or retirement, the unvested portion of the award is forfeited. Upon termination by the Company without cause: if termination occurs before the second anniversary of the grant, the entire award is forfeited; if termination occurs between the second and third anniversaries of the grant, 75% of the award is forfeited and 25% of the award has accelerated vesting; and if termination occurs between the third and fourth anniversaries of the grant, 50% of the award is forfeited and 50% of the award has accelerated vesting. Under restricted stock award agreements for grants in 2006, upon any termination for any reason prior to the third anniversary of the grant date other than death, the entire award is forfeited; upon death, the entire award is immediately vested. Under the applicable award agreements for performance awards, upon termination for cause, the entire award is forfeited. For performance awards granted in 2005: (1) upon death or disability, the entire award vests and is immediately payable, regardless of the performance objectives; (2) upon termination without cause during the first half of the performance period or termination by the employee or retirement prior to the first anniversary of the grant date, the entire award is forfeited; and (3) upon termination without cause during the second half of the performance period or termination by the employee or retirement after the first half of the performance period, the award vests on a pro rata basis and the pro rata portion is payable if the performance objectives are achieved. Under the applicable award agreements for all performance awards, upon a change in control, the entire award vests and is immediately payable, regardless of the performance objectives. Under the performance award agreements granted in 2006, upon any termination for any reason prior to the payment date other than death, the entire award is forfeited. Upon death before the end of the performance period, a pro rata portion of the award will vest and be immediately payable; upon death after the end of the performance period but prior to the payment date, the entire award will be payable upon the payment date. Under the performance award agreements granted in 2006, in a going private transaction, the entire award vests and is immediately payable, regardless of the performance objectives.

Under the applicable award agreements for deferred compensation awards, upon termination for cause, the entire award is forfeited. Upon death or disability, the then-current award amount outstanding on that date is immediately payable. Upon termination without cause, termination by the employee or retirement prior to the second anniversary of the grant date, the entire award is forfeited. Upon termination without cause, termination by the employee or retirement after the second anniversary of the grant date, the then-current award amount outstanding on the date of termination vests on a pro rata basis and the pro rata portion is payable (adjusted, if applicable, for any amount that may have been paid out on the fifth anniversary of the date of grant). Upon a change in control, the entire award vests and is immediately payable. The award agreements for deferred compensation do not provide for any special benefits in the event of a going private transaction.

Under the applicable award agreements for the performance retention award, upon termination for cause, the entire award is forfeited. Upon death, the entire award vests and is immediately payable, regardless of the performance objective. Upon disability, the award will continue to vest during the term of the disability. Upon termination without cause, termination by the employee or retirement prior to the fourth anniversary of the grant date, the entire award is forfeited. Upon termination without cause, termination by the employee or retirement after the fourth anniversary of the grant date, the award vests on a pro rata basis and the pro rata portion will be payable (subject to the Compensation Committee's discretion) if the performance objective is achieved. Upon a change in control, the entire award vests and is immediately payable. The award agreements for performance retention awards do not provide for any special benefits in the event of a going private transaction.

Quantification of Termination and Severance

The following tables set forth a quantification of estimated severance and other benefits payable to the named executive officers under various circumstances regarding the termination of their employment. In calculating these severance and other payments, we have taken into consideration or otherwise assumed the following:

- Termination of employment occurred after the close of business on December 31, 2006.
- We have valued equity awards using the closing market price of Class A common stock on the New York Stock Exchange on December 29, 2006, the last trading day of the year, of $28.48.
- We have valued stock options at their intrinsic value, equal to the difference between $28.48 and the per share exercise price, multiplied by the number of shares underlying the stock options.
- Where applicable, we have included in the calculation of the value of equity awards the payment of the special dividend of $10 per share.
- In the event of termination of employment, the payment of certain long-term incentive awards and other amounts may be delayed, depending upon the terms of each specific award agreement, the provisions of the applicable named executive officer's employment agreement and the applicability of Section 409A. In quantifying aggregate termination payments, we have not taken into account the timing of the payments and we have not discounted the value of payments that would be made over time, except where otherwise disclosed.
- We have assumed that all performance metrics for performance-based awards are achieved (but not exceeded).

- We have not offset against payment of the performance retention awards upon termination the amount of the loans against these awards that would become due upon their payment.

Benefits Payable As a Result of Voluntary Termination of Employment by Employee

Elements	Charles F. Dolan	James L. Dolan	Hank J. Ratner	Thomas M. Rutledge	Michael P. Huseby
Severance	—	—	—	—	—
Most recent bonus	—	—	$2,735,250	$2,735,250	—
Unvested restricted stock	—	—	—	—	—
Unvested stock options	—	—	—	—	—
Unvested performance options	$ 902,712(1)	$ 902,712(1)	$ 752,260(6)	$ 752,260(6)	$150,452(7)
Performance awards	$2,000,000(2)	$4,875,000(4)	$3,250,000(4)	$3,250,000(4)	$500,000(2)
Performance retention award	—	$2,678,571(5)	$2,678,571(5)	$2,107,143(5)	—
Deferred compensation award	$ 273,996(3)	$ 273,996(3)	$ 273,996(3)	$ 273,996(3)	$273,996(3)
Consulting arrangements	—	—	—	—	—
Health insurance benefits	—	—	—	—	—
Executive life insurance premiums	—	—	—	—	—

(1) Represents vesting of a pro rata portion (69,600 options) of his performance options; all of his other unvested stock options would be forfeited.

(2) Represents a pro rata share of his 2005 three-year performance award; his other performance award would be forfeited.

(3) Represents a pro rata share of the then-current award amount of his deferred compensation award at December 31, 2006.

(4) Represents a pro rata share of his 2005 two-year and three-year performance awards; his other performance award would be forfeited.

(5) Represents a pro rata share of his performance retention award.

(6) Represents vesting of a pro rata portion (58,000 options) of his performance options; all of his other unvested stock options would be forfeited.

(7) Represents vesting of a pro rata portion (11,600 options) of his performance options; all of his other unvested stock options would be forfeited.

Benefits Payable As a Result of Termination of Employment Due to Retirement

Elements	Charles F. Dolan	James L. Dolan	Hank J. Ratner	Thomas M. Rutledge	Michael P. Huseby
Severance	—	—	—	—	—
Most recent bonus	—	—	$2,735,250	$2,735,250	—
Unvested restricted stock	—	—	—	—	—
Unvested stock options	—	—	—	—	—
Unvested performance options	$ 902,712(1)	$ 902,712(1)	$ 752,260(6)	$ 752,260(6)	$150,452(7)
Performance awards	$2,000,000(2)	$4,875,000(4)	$3,250,000(4)	$3,250,000(4)	$500,000(2)
Performance retention award	—	$2,678,571(5)	$2,678,571(5)	$2,107,143(5)	—
Deferred compensation award	$ 273,996(3)	$ 273,996(3)	$ 273,996(3)	$ 273,996(3)	$273,996(3)
Consulting arrangements	—	—	—	—	—
Health insurance benefits	—	—	—	—	—
Executive life insurance premiums	—	—	—	—	—

(1) Represents vesting of a pro rata portion (69,600 options) of his performance options; all of his other unvested stock options would be forfeited.

(2) Represents a pro rata share of his 2005 three-year performance award; his other performance award would be forfeited.

(3) Represents a pro rata share of the then-current award amount of his deferred compensation award at December 31, 2006.

(4) Represents a pro rata share of his 2005 two-year and three-year performance awards; his other performance award would be forfeited.

(5) Represents a pro rata share of his performance retention award.

(6) Represents vesting of a pro rata portion (58,000 options) of his performance options; all of his other unvested stock options would be forfeited.

(7) Represents vesting of a pro rata portion (11,600 options) of his performance options; all of his other unvested stock options would be forfeited.

Benefits Payable As a Result of Termination of Employment by the Company for Cause

In the event of termination by the Company for cause, none of the named executive officers is entitled to any payments.

Benefits Payable As a Result of Termination of Employment by the Company Without Cause

Elements	Charles F. Dolan	James L. Dolan	Hank J. Ratner	Thomas M. Rutledge	Michael P. Huseby
Severance	—	$12,040,000(5)	$ 8,970,000(7)	$ 8,970,000(7)	$2,880,000(10)
Most recent bonus	—	—	$ 2,735,250	$ 2,735,250	$ 999,000
Unvested restricted stock	$5,387,200(1)	$30,826,827	$23,252,738	$16,804,722	$ 96,200(11)
Unvested stock options	—	$ 3,862,480	$ 3,218,719	$ 3,218,719	—
Unvested performance options	$ 902,712(2)	$ 1,743,168	$ 1,452,640	$ 1,452,640	$ 150,452(12)
Performance awards	$2,000,000(3)	$ 8,400,000	$ 5,600,000	$ 5,600,000	$ 500,000(3)
Performance retention award	—	$ 3,000,000	$ 3,000,000	$ 3,000,000	—
Deferred compensation award	$ 273,996(4)	$ 852,432	$ 852,432	$ 852,432	$ 273,996(4)
Consulting arrangements	—	$ 3,629,895(6)	$ 1,665,055(8)	$ 1,526,300(9)	—
Health insurance benefits	—	—	—	—	—
Executive life insurance premiums	—	$ 37,705	$ 9,248	—	—

(1) Represents vesting of a pro rata portion (140,000 shares) of certain shares of restricted stock granted prior to 2006; all other unvested shares of restricted stock would be forfeited.

(2) Represents vesting of a pro rata portion (69,600 options) of his performance options; all of his other unvested stock options would be forfeited.

(3) Represents a pro rata share of his 2005 three-year performance award; his other performance award would be forfeited.

(4) Represents a pro rata share of the then-current award amount of his deferred compensation award at December 31, 2006.

(5) Represents severance equal to $40,000 plus three times the sum of his salary and target bonus.

(6) Represents the present value, based on a 4% discount rate, of a four-year consulting agreement with the Company that provides for the payment of at least $1 million each year.

(7) Represents severance equal to 2.99 times the sum of his salary and target bonus.

(8) Represents the present value, based on a 4% discount rate, of a three-year consulting agreement with the Company that provides for the payment of at least $600,000 each year.

(9) Represents the present value, based on a 4% discount rate, of a three-year consulting agreement with the Company that provides for the payment of at least $550,000 each year.

(10) Represents severance equal to two times the sum of his salary and target bonus.

(11) Represents vesting of a pro rata portion (2,500 shares) of certain shares of restricted stock granted prior to 2006; all other unvested shares of restricted stock would be forfeited.

(12) Represents vesting of a pro rata portion (11,600 options) of his performance options; all of his other unvested stock options would be forfeited.

Benefits Payable As a Result of Termination of Employment by Employee For Good Reason

Elements	Charles F. Dolan	James L. Dolan	Hank J. Ratner	Thomas M. Rutledge	Michael P. Huseby
Severance	—	$12,040,000(4)	$ 8,970,000(6)	$ 8,970,000(6)	$2,880,000(9)
Most recent bonus	—	—	$ 2,735,250	$ 2,735,250	$ 999,000
Unvested restricted stock	—	$30,826,827	$23,252,738	$16,804,722	—
Unvested stock options	—	$ 3,862,480	$ 3,218,719	$ 3,218,719	—
Unvested performance options	$ 902,712(1)	$ 1,743,168	$ 1,452,640	$ 1,452,640	$ 150,452(10)
Performance awards	$2,000,000(2)	$ 8,400,000	$ 5,600,000	$ 5,600,000	$ 500,000(2)
Performance retention award	—	$ 3,000,000	$ 3,000,000	$ 3,000,000	—
Deferred compensation award	$ 273,996(3)	$ 852,432	$ 852,432	$ 852,432	$ 273,996(3)
Consulting arrangements	—	$ 3,629,895(5)	$ 1,665,055(7)	$ 1,526,300(8)	—
Health insurance benefits	—	—	—	—	—
Executive life insurance premiums	—	$ 37,705	$ 9,248	—	—

(1) Represents vesting of a pro rata portion (69,600 options) of his performance options; all of his other unvested stock options would be forfeited.

(2) Represents a pro rata share of his 2005 three-year performance award; his other performance award would be forfeited.

(3) Represents a pro rata share of the then-current award amount of his deferred compensation award at December 31, 2006.

(4) Represents severance equal to $40,000 plus three times the sum of his salary and target bonus.

(5) Represents the present value, based on a 4% discount rate, of a four-year consulting agreement with the Company that provides for the payment of at least $1 million each year.

(6) Represents severance equal to 2.99 times the sum of his salary and target bonus.

(7) Represents the present value, based on a 4% discount rate, of a three-year consulting agreement with the Company that provides for the payment of at least $600,000 each year.

(8) Represents the present value, based on a 4% discount rate, of a three-year consulting agreement with the Company that provides for the payment of at least $550,000 each year.

(9) Represents severance equal to two times the sum of his salary and target bonus.

(10) Represents vesting of a pro rata portion (11,600 options) of his performance options.

Benefits Payable As a Result of Termination of Employment Due to Death

Elements	Charles F. Dolan	James L. Dolan	Hank J. Ratner	Thomas M. Rutledge	Michael P. Huseby
Severance	$ 1,600,000(1)	—	—	—	—
Most recent bonus	—	—	$ 2,735,250	$ 2,735,250	—
Unvested restricted stock	$12,799,640(2)	$30,826,827	$23,252,738	$16,804,722	$739,310(6)
Unvested stock options	$ 2,104,080(3)	$ 3,862,480	$ 3,218,719	$ 3,218,719	$350,680(7)
Unvested performance options	$ 902,712(4)	$ 1,743,168	$ 1,452,640	$ 1,452,640	$150,452(8)
Performance awards	$ 3,800,000(5)	$ 8,400,000	$ 5,600,000	$ 5,600,000	$983,333(5)
Performance retention award	—	$ 3,000,000	$ 3,000,000	$ 3,000,000	—
Deferred compensation award	$ 852,432	$ 852,432	$ 852,432	$ 852,432	$852,432
Consulting arrangements	—	—	—	—	—
Health insurance benefits	—	—	—	—	—
Executive life insurance premiums	—	—	—	—	—

(1) Represents one year of base salary.

(2) Represents full vesting of the 2006 grant of 88,000 shares of restricted stock with a value of $2,506,240 and vesting of a pro rata portion (267,500 shares) of all other grants of restricted stock with a value of $10,293,400; all other unvested shares of restricted stock would be forfeited.

(3) Represents vesting of the 2006 grant of 264,000 stock options; all of his other unvested stock options would be forfeited.

(4) Represents vesting of a pro rata portion (69,600 options) of his performance options; all of his other unvested performance options would be forfeited.

(5) Represents full vesting of his 2005 three-year performance award and a pro rata portion of his 2006 performance award.

(6) Represents full vesting of the 2006 grant of 14,700 shares of restricted stock with a value of $418,656 and vesting of a pro rata portion (8,333 shares) of all other grants of restricted stock with a value of $320,654; all other unvested shares of restricted stock would be forfeited.

(7) Represents vesting of the 2006 grant of 44,000 stock options; all of his other unvested stock options would be forfeited.

(8) Represents vesting of a pro rata portion (11,600 options) of his performance options; all of his other unvested performance options would be forfeited.

Benefits Payable As a Result of Termination of Employment Due to Disability

Elements	Charles F. Dolan	James L. Dolan	Hank J. Ratner	Thomas M. Rutledge	Michael P. Huseby
Severance	$ 1,600,000(1)	—	—	—	—
Most recent bonus	—	—	$ 2,735,250	$ 2,735,250	—
Unvested restricted stock	$10,293,400(2)	$30,826,827	$23,252,738	$16,804,722	$320,654(6)
Unvested stock options	—	$ 3,862,480	$ 3,218,719	$ 3,218,719	—
Unvested performance options	$ 902,712(3)	$ 1,743,168	$ 1,452,640	$ 1,452,640	$150,452(7)
Performance awards	$ 3,000,000(4)	$ 8,400,000	$ 5,600,000	$ 5,600,000	$750,000(4)
Performance retention award	—	$ 3,000,000	$ 3,000,000	$ 3,000,000	—
Deferred compensation award	$ 852,432	$ 852,432	$ 852,432	$ 852,432	$852,432
Consulting arrangements	—	—	—	—	—
Health insurance benefits	$ 8,735(5)	—	—	—	—
Executive life insurance premiums	—	—	—	—	—

(1) Represents one year of base salary.

(2) Represents vesting of a pro rata portion (267,500 shares) of shares of restricted stock granted prior to 2006; all other unvested shares of restricted stock would be forfeited.

(3) Represents vesting of a pro rata portion (69,600 options) of his performance options; all of his other unvested stock options would be forfeited.

(4) Represents full vesting of his 2005 three-year performance award; his other performance award would be forfeited.

(5) Represents payment of his medical and dental insurance for one year.

(6) Represents vesting of a pro rata portion (8,333 shares) of shares of restricted stock granted prior to 2006; all other unvested shares of restricted stock would be forfeited.

(7) Represents vesting of a pro rata portion (11,600 options) of his performance options; all of his other unvested stock options would be forfeited.

Benefits Payable As a Result of Termination of Employment In Connection with a Change in Control or Going Private Transaction(1)

Elements	Charles F. Dolan(2)	James L. Dolan(3)	Hank J. Ratner(4)	Thomas M. Rutledge(5)	Michael P. Huseby(6)
Severance	—	$12,040,000(7)	$ 8,970,000(9)	$ 8,970,000(9)	$2,880,000(12)
Most recent bonus	—	—	$ 2,735,250	$ 2,735,250	$ 999,000
Unvested restricted stock	$16,743,840	$30,826,827	$23,252,738	$16,804,722	$1,188,256
Unvested stock options	$ 3,784,992	$ 3,862,480	$ 3,218,719	$ 3,218,719	$ 497,199
Unvested performance options	$ 1,743,168	$ 1,743,168	$ 1,452,640	$ 1,452,640	$ 290,528
Performance awards	$ 5,400,000	$ 8,400,000	$ 5,600,000	$ 5,600,000	$1,450,000
Performance retention award	—	$ 3,000,000	$ 3,000,000	$ 3,000,000	—
Deferred compensation award	$ 852,432	$ 852,432	$ 852,432	$ 852,432	$ 852,432
Consulting arrangements	—	$ 3,629,895(8)	$ 1,665,055(10)	$ 1,526,300(11)	—
Health insurance benefits	—	—	—	—	—
Executive life insurance premiums	$ 130,276	$ 37,705	$ 9,248	—	—

(1) The numbers presented in this table reflect amounts payable as a result of termination of employment by the executive or the Company following a change in control. The amounts payable as a result of termination of employment by the executive or the Company following a going private transaction are generally equal to or less than the amounts payable as a result of termination of employment by the executive or the Company following a change in control. For specific information about payments for a termination following a going private transaction, see Notes (2) to (6) below.

(2) If a change in control of the Company were to occur but Mr. Charles Dolan's employment was not terminated, he would nevertheless be entitled to receive the following: (i) the full amount of his performance awards of $5,400,000 in the aggregate; and (ii) the full amount of the then-current award amount of his deferred compensation award at December 31, 2006 equal to $852,432. In the event of termination of his employment by Mr. Charles Dolan or by the Company following a going private transaction, Mr. Charles Dolan would be entitled to receive the following: (i) a pro rata share of the then-current award amount of his deferred compensation award at December 31, 2006 equal to $273,996; (ii) vesting of all of his outstanding unvested restricted stock (458,000 shares) with a value of $16,743,840; (iii) vesting of all of his outstanding unvested stock options, including performance options (528,000 options in the aggregate), representing $5,528,160; (iv) the full amount of his 2006 three-year performance award of $2,400,000; and (v) a pro rata share of his 2005 three-year performance award equal to $2,000,000. If a going private transaction were to occur but Mr. Charles Dolan's employment was not terminated, he would nevertheless be entitled to receive the full amount of his 2006 performance award of $2,400,000.

(3) If a change in control of the Company were to occur but Mr. James Dolan's employment was not terminated, he would nevertheless be entitled to receive the following: (i) the full amount of his performance awards of $8,400,000 in the aggregate; (ii) the full amount of the then-current award amount of his deferred compensation award at December 31, 2006 equal to $852,432; and (iii) the full amount of his performance retention award of $3,000,000. If Mr. James Dolan's employment were terminated by the Company or by him following a going private transaction, it would be treated as a termination by the Company without cause. He would be entitled to receive payments in the same amounts that are set forth in this table above. If a going private transaction were to occur but Mr. James Dolan's employment was not terminated, he would nevertheless be entitled to receive the full amount of his 2006 performance award of $2,400,000.

(4) If a change in control of the Company were to occur but Mr. Ratner's employment was not terminated, he would nevertheless be entitled to receive the following: (i) the full amount of his performance awards of $5,600,000 in the aggregate; (ii) the full amount of the then-current award amount of his deferred compensation award at December 31, 2006 equal to $852,432; and (iii) the full amount of his performance retention award of $3,000,000. If Mr. Ratner's employment were terminated by the Company or by him following a going private transaction, it would be treated as a termination by the Company without cause. He would be entitled to receive payments in the same amounts that are set forth in this table above. If a going private transaction were to occur but Mr. Ratner's employment was not terminated, he would nevertheless be entitled to receive the full amount of his 2006 performance award of $1,600,000.

(5) If a change in control of the Company were to occur but Mr. Rutledge's employment was not terminated, he would nevertheless be entitled to receive the following: (i) the full amount of his performance awards of $5,600,000 in the aggregate; (ii) the full amount of the then-current award amount of his deferred compensation award at December 31, 2006 equal to $852,432; and (iii) the full amount of his performance retention award of $3,000,000. If Mr. Rutledge's employment were terminated by the Company or by him following a going private transaction, it would be treated as a termination by the Company without cause. He would be entitled to receive payments in the same amounts that are set forth in this table above. If a going private transaction were to occur but Mr. Rutledge's employment was not terminated, he would nevertheless be entitled to receive the full amount of his 2006 performance award of $1,600,000.

(6) If a change in control of the Company were to occur but Mr. Huseby's employment was not terminated, he would nevertheless be entitled to receive the following: (i) the full amount of his performance awards of $1,450,000 in the aggregate; and (ii) the full amount of the then-current award amount of his deferred compensation award at December 31, 2006 equal to $852,432. In the event of termination of his employment by Mr. Huseby or by the Company following a going private transaction, Mr. Huseby would be entitled to receive the following: (i) a pro rata share of the then-current award amount of his deferred compensation award at December 31, 2006 equal to $273,996; (ii) vesting of all of his outstanding unvested restricted stock (34,700 shares) with a value of $1,188,256; (iii) vesting of all of his outstanding unvested stock options, including performance options (76,399 options in the aggregate), representing $787,727; (iv) the full amount of his 2006 three-year performance award of $700,000; and (v) a pro rata share of his 2005 three-year performance award equal to $500,000. In addition, if Mr. Huseby's employment agreement were terminated following a going private transaction, it would be treated as a termination by the Company without cause, and he would also be entitled to receive two times the sum of his salary and target bonus, in the aggregate equal to $2,880,000, and his bonus for 2006 equal to $999,000. If a going private transaction were to occur but Mr. Huseby's employment was not terminated, he would nevertheless be entitled to receive the full amount of his 2006 performance award of $700,000.

(7) Represents severance equal to three times the sum of his salary and target bonus plus $40,000.

(8) Represents the present value, based on a 4% discount rate, of a four-year consulting agreement with the Company that provides for the payment of at least $1 million each year.

(9) Represents severance equal to 2.99 times the sum of his salary and target bonus.

(10) Represents the present value, based on a 4% discount rate, of a three-year consulting agreement with the Company that provides for the payment of at least $600,000 each year.

(11) Represents the present value, based on a 4% discount rate, of a three-year consulting agreement with the Company that provides for the payment of at least $550,000 each year.

(12) If Mr. Huseby's employment agreement were terminated following a change in control, it would be treated as a termination by the Company without cause, and he would also be entitled to receive severance equal to two times the sum of his salary and target bonus.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)(1)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b)(2)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders:			
Cablevision NY Group Class A common stock	9,877,966	$16.60	21,270,269
Equity compensation plans not approved by security holders	—	—	—
Total	9,877,966	$16.60	21,270,269

(1) Includes the following plans: the 1996 Amended and Restated Employee Stock Plan, the 1996 Stock Plan for Non-Employee Directors, the 2006 Employee Stock Plan and the 2006 Stock Plan for Non-Employee Directors. Does not include 8,108,639 shares of restricted stock issued under those plans that were not yet vested at December 31, 2006.

(2) This information is presented as of December 31, 2006. As a result of the special cash dividend paid on the Class A common stock on April 24, 2006, options or rights that were not vested on or prior to December 31, 2004 were adjusted to reduce their per share exercise price by the $10.00 amount of the special dividend. The per share exercise price of options or rights that were vested on or prior to December 31, 2004 was not adjusted and the holder will receive the $10.00 special dividend amount upon exercise of the option or right.

OUR EXECUTIVE OFFICERS

Our executive officers as of May 21, 2007 are:

Charles F. Dolan(1)	Chairman
James L. Dolan(1)	Chief Executive Officer and President
Hank J. Ratner	Vice Chairman
Thomas M. Rutledge	Chief Operating Officer
Michael P. Huseby	Executive Vice President and Chief Financial Officer
Thomas C. Dolan(1)(2).....	Executive Vice President and Chief Information Officer
Jonathan D. Schwartz......	Executive Vice President and General Counsel
Victoria D. Salhus.........	Senior Vice President, Deputy General Counsel and Secretary
Wm. Keith Harper	Senior Vice President, Controller and Principal Accounting Officer
Kevin Watson	Senior Vice President and Treasurer

(1) Biographies of Messrs. Charles F. Dolan, James L. Dolan and Thomas C. Dolan are on pages 4 and 5 of this proxy statement.

(2) Mr. Thomas C. Dolan has been on an unpaid leave of absence since April 18, 2005. On March 10, 2007, 87,422 shares of restricted stock awarded to Mr. Dolan in 2003 vested and were delivered to him.

- **HANK J. RATNER,** *48*, Vice Chairman of the Company since December 2002. Vice Chairman of Rainbow Media Holdings LLC, a subsidiary of the Company, since June 2002. Vice Chairman of Madison Square Garden, a subsidiary of the Company, since November 2003. Director of Rainbow Media Holdings, Inc. from April 1997 to September 2003. Chief Operating Officer of Rainbow Media Holdings, Inc. from October 1999 to June 2002. Chief Operating Officer and Secretary of Rainbow Media Holdings, Inc. from October 1998 to October 1999. Executive Vice President & Secretary of Rainbow Media Holdings, Inc., a subsidiary of the Company, from October 1997 to October 1998. Executive Vice President Legal & Business Affairs & Secretary of Rainbow Media Holdings, Inc. from July 1993 to October 1997.

- **THOMAS M. RUTLEDGE,** *53*, Chief Operating Officer of the Company since April 2004. President, Cable and Communications of the Company from January 2002 to April 2004. President of Time Warner Cable from August 2001 to October 2001. Senior Executive Vice President of Time Warner Cable from April 1999 to August 2001.

- **MICHAEL P. HUSEBY,** *52*, Executive Vice President and Chief Financial Officer of the Company since August 2004. Executive Vice President and Chief Financial Officer of Charter Communications, Inc. from January 2004 to August 2004. Consultant to Comcast Corporation and to Charter Communications, Inc. as President and founder of MPH Associates Inc. from January 2003 to January 2004. Executive Vice President and Chief Financial Officer of AT&T Broadband from January 2000 to December 2002.

- **JONATHAN D. SCHWARTZ,** *45*, Executive Vice President and General Counsel since August 2003. Senior Vice President and Deputy General Counsel for Time Warner Inc. from August 2002 to July 2003. Vice President and General Counsel for Napster, Inc. from May 2001 to August 2002. Associate Deputy Attorney General and Principal Associate Deputy Attorney General at the United States Department of Justice from April 1997 to May 2001.

- **VICTORIA D. SALHUS,** 57, Senior Vice President, Deputy General Counsel and Secretary since June 2003. Senior Vice President and Deputy General Counsel from January 2002 to June 2003. Vice President and Associate General Counsel from May 1999 to January 2002.
- **WM. KEITH HARPER,** 52, Senior Vice President, Controller and Principal Accounting Officer of the Company since October 2004. Partner in KPMG LLP from June 2002 to December 2003. Partner in Arthur Andersen LLP from September 1992 to June 2002.
- **KEVIN WATSON,** 40, Senior Vice President and Treasurer of the Company since November 2006. Vice President and Corporate Treasurer of PanAmSat Corporation from January 2001 to November 2006. Director-Corporate Treasurer of Entex IT Services from September 1999 to December 2000. Director-Assistant Treasurer of Entex IT Services from 1997 to 1999. Treasury Manager of Entex IT Services from 1992 to 1997. Mr. Watson also held finance positions at MCI Telecommunications, Inc. and Prudential Securities, Inc.

RELATED PARTY POLICY AND CERTAIN TRANSACTIONS

As described above under "Board of Directors and Committees — Committees — Other Committees," the Company cannot make any investment in or advance (other than the payment of compensation for services rendered to the Company) to any Dolan Affiliate unless such investment or advance is approved by a special committee of the Board comprised of directors who are not officers or employees of the Company or its subsidiaries or directors or officers of the relevant Dolan Affiliate. A "Dolan Affiliate" is defined to include Charles F. Dolan, various trusts created by or for the benefit of Charles F. Dolan or members of his family or any other corporation, partnership, association or other organization owned or controlled by Charles F. Dolan or members of his family. In practice, the Board has followed a stricter policy on these types of transactions with members of the Dolan family, and generally refers all such transactions to the Independent Committee or the Compensation Committee for its approval. This policy does not cover the compensation of family members. Compensation of executive officers is subject to the approval of the Compensation Committee pursuant to the Compensation Committee's charter.

Charles D. Ferris, a director of the Company, is a non-equity partner in the law firm of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., which provides legal services to the Company and certain of its subsidiaries.

Since 2005, Charles Tese, the brother of Vincent Tese, has been employed by Madison Square Garden, L.P., a subsidiary of the Company, in a non-executive officer position. Mr. Charles Tese earned a salary of $101,258 and a bonus of $3,904 in 2006.

Patrick F. Dolan, a director of the Company and the President of News 12 Networks of the Company, earned a base salary of $245,000 and a bonus of $121,000 in 2006. The bonus was paid in 2007. Patrick F. Dolan is the son of Charles F. Dolan, the brother of James L. Dolan, Thomas C. Dolan and Marianne Dolan Weber and the brother-in-law of Brian G. Sweeney.

Brian G. Sweeney, a director of the Company and the Company's Senior Vice President — eMedia, earned a base salary of $578,656 and a bonus of $405,000 in 2006. The bonus was paid in 2007. Mr. Sweeney is the son-in-law of Charles F. Dolan and the brother-in-law of James L. Dolan, Patrick F. Dolan, Thomas C. Dolan and Marianne Dolan Weber.

Thomas C. Dolan, a director of the Company since May 2007, received 87,422 shares of restricted stock (that had been awarded to him in 2003), upon their vesting on March 10, 2007. Thomas C. Dolan is the son of Charles F. Dolan, the brother of James L. Dolan, Patrick F. Dolan and Marianne Dolan Weber and the brother-in-law of Brian G. Sweeney.

Rosemary E. Aigner is employed by the Company as an executive secretary. Ms. Aigner is the mother-in-law of James L. Dolan. She earned a base salary (including overtime) of $86,284 and a bonus of $2,307 in 2006.

Kristin Aigner Dolan is a Senior Vice President of the Company. Ms. Dolan earned a base salary of $240,064 and a bonus of $144,000 in 2006. The bonus was paid in 2007. Kristin Aigner Dolan is the spouse of James L. Dolan, the daughter-in-law of Charles F. Dolan and the sister-in-law of Patrick F. Dolan, Thomas C. Dolan and Marianne Dolan Weber.

Edward Atwood is a Vice President Multimedia of the Company. Mr. Atwood earned a base salary of $224,701 and a bonus of $87,000. The bonus was paid in 2007. Mr. Atwood is the brother-in-law of Charles F. Dolan.

Each of Patrick F. Dolan, Brian G. Sweeney, Kristin Aigner Dolan and Edward Atwood also received long-term incentive awards in amounts equivalent to award amounts granted to other employees at the same respective grade level.

Messrs. James L. Dolan and Ratner each have outstanding $3 million interest free loans from the Company that were made in 2000 under the terms of their performance retention awards granted in 2000. See "Compensation Discussion and Analysis — Elements of In-Service Compensation — Long Term Incentives — Other Types of Awards."

The Company previously subleased an aircraft to an entity owned by Charles F. Dolan ("Dolan entity"). That sublease terminated on December 14, 2004. During the term of the sublease the Company had the right, through an "interchange agreement," to use the aircraft subleased by the Dolan entity, and the Dolan entity had the right to use a similar aircraft leased by the Company from an unrelated third party. The interchange agreement provided for the exchange of equal flight hours of usage on each party's respective aircraft and reimbursement of certain related expense differentials between the two aircraft. At the time the sublease terminated, the interchange agreement was extended to permit the Dolan entity to continue using the Company's aircraft until certain excess hours that had been used by the Company on the Dolan entity aircraft were used up through the exchange (or unless earlier terminated by either party at any time, with any then remaining unused hours reimbursed in accordance with the interchange agreement). The Dolan entity reimbursed the Company $25,589 for aircraft expense differentials with respect to hours used during 2006 under the extended interchange agreement. Due to a recalculation of flight hours available for use by the Dolan entity resulting from an inadvertent miscategorization of certain flights, the Dolan entity reimbursed the Company an additional $24,983 in connection with the extended interchange agreement. The extended interchange agreement expired in the first quarter of 2006.

In November 2006, the Company entered into time sharing agreements with each of Charles F. Dolan and James L. Dolan pursuant to which they may lease two specified aircraft from the Company for their personal use. The agreements provide for reimbursement to the Company for such usage at the maximum amount the Company legally may charge under Part 91 of the Federal Aviation Regulations (the "FAA Maximum Rate"). In 2006, Charles F. Dolan paid the Company $90,301 and James L. Dolan paid the Company $27,194 for the use of the two aircraft under these agreements. Charles F. Dolan and James L. Dolan have also voluntarily reimbursed the Company approximately $104,530 and $417,656, respectively, for certain additional personal use of the two aircraft at the FAA Maximum Rate. In addition, Charles F. Dolan reimbursed the Company $212,059 for two chartered flights on an aircraft owned by Madison Square Garden, L.P., a subsidiary of the Company. Charles F. Dolan has also voluntarily reimbursed the Company $133,776 for the expenses (not relating to Company aircraft) of personal guests that accompanied him to business events.

The Company has time sharing agreements with an entity owned by Charles F. Dolan pursuant to which that entity may use helicopters owned by the Company and reimburses the Company for the usage at the FAA Maximum Rate. That entity paid the Company $17,449 for usage of the helicopters in 2006. The Company has an aircraft lease agreement with an entity owned by Patrick F. Dolan pursuant to which the Company may lease a helicopter owned by that entity and an aircraft lease agreement with an entity owned by Charles F. Dolan and Patrick F. Dolan pursuant to which the Company may lease an aircraft owned by that entity, in each case at a fixed hourly cost for Company usage, if any. The Company paid the entities $0 and $12,083, respectively, for usage of the aircraft in 2006. Under aircraft management agreements, the Company also provides aircraft management services for those aircraft for a monthly management fee and reimbursement of certain costs and expenses. The entities paid the Company $17,652 and $82,606, respectively, for management of the aircraft in 2006. The Company leases excess hangar space to an entity owned by Charles F. Dolan for a monthly fee. That entity paid the Company $10,601 for lease of the hangar space in 2006.

Certain cable television programming content is produced for a subsidiary of the Company by a production company, which is owned by members of the Dolan family, including Charles F. Dolan and James L. Dolan. The Company paid the production company $692,284 for its services in 2006.

In July 2005, PVI Virtual Media Services, LLC ("PVI"), a subsidiary of the Company, entered into an agreement with Game Craft LLC ("Game Craft"), an entity owned by Mark Sweeney, brother of Brian G. Sweeney, a director of the Company and the son-in-law of Charles F. Dolan and brother-in-law of James L. Dolan. The agreement provides that PVI license certain data collection and surface mapping technology from Game Craft for use by PVI in the creation, marketing and performance of certain virtual enhancements for televised golf events and pay Game Craft a 50% share of the net revenue generated by PVI from the sale of such enhancements. No amounts were paid by PVI to Game Craft in 2006, and the agreement expired on December 31, 2006.

In addition to the services described above, from time to time, certain other services, including employee services, of the Company are made available to members of the Dolan family and to entities owned by members of the Dolan family. It is the Company's policy to receive reimbursement for the costs of these services. In 2006, the Company received $1,720,901 in reimbursements for the costs of these services.

Dolan Family Group Proposed Going Private Transaction

On October 8, 2006, the Company received a proposal from members of the Dolan Family Group, including Charles F. Dolan, our Chairman, and James L. Dolan, our Chief Executive Officer, to acquire, at a purchase price of $27.00 per share in cash, all the outstanding shares of the Company's common stock, except for the shares held by the Dolan Family Group.

The Board appointed the Special Transaction Committee to review the proposal. On January 12, 2007, the Special Transaction Committee received a letter from the Dolan Family Group, outlining a revised proposal to acquire all of the outstanding shares of the common stock of Cablevision, except for the shares held by the Dolan Family Group, at a purchase price of $30.00 per share in cash. On January 16, 2007, the Special Transaction Committee delivered a letter to the Dolan Family Group, rejecting the revised proposal as inadequate.

On May 2, 2007, the Company entered into a merger agreement with affiliates of the Dolan Family Group. Under the merger agreement, each outstanding share of Cablevision NY Group Class A common stock, other than shares owned directly or indirectly by the Company, by members and certain affiliates of the Dolan Family Group, by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law and by the holders of restricted stock issued under the Company's employee stock plans, will be cancelled and converted into the right to receive $36.26 in cash, without interest. Members and certain affiliates of the Dolan Family Group will not receive the merger consideration and will own all of the Company's common equity following the merger.

The merger agreement was approved by the Special Transaction Committee. The merger agreement was also approved by the Board (excluding directors who are members of the Dolan Family Group, who did not participate in the Board's consideration of the matter).

The closing of the merger is conditioned upon, among other things, the approval of holders representing a majority of the voting power of the outstanding Class A common stock and Class B common stock voting together as one class as well as the separate approval of holders representing a majority of the outstanding shares of Class A common stock not owned by members and certain affiliates of the Dolan Family Group or the executive officers and directors of the Company and its subsidiaries. The merger and a related amendment to our certificate of incorporation will be considered at a special meeting of stockholders that will be held later this year and will not be considered at our annual meeting. Stockholders of record will receive a separate proxy statement for the special meeting.

Conflicts of Interest

Charles F. Dolan and certain other principal officers of the Company and various affiliates of the Company are subject to certain conflicts of interest. These conflicts include, but are not limited to, the following:

Business Opportunities. Charles F. Dolan may from time to time be presented with business opportunities, which would be suitable for the Company and affiliates of the Company in which Mr. Dolan and his family have varying interests. Mr. Dolan has agreed that he will own and operate cable television systems only through the Company, except for cable television systems, which the Company elects not to acquire under its right of first refusal. Mr. Dolan will offer to the Company the opportunity to acquire or invest in any cable television system or franchise therefore or interest therein that is offered or available to him or his family interests. If a majority of the members of the Board, who are not employees of the Company or any of its affiliates (the "Independent Directors") rejects such offer, Mr. Dolan or such family interests may acquire or invest in such cable television system or franchise therefore or interest therein individually or with others on terms no more favorable to Mr. Dolan than those offered to the Company. Mr. Dolan's interests in companies other than the Company, may conflict with his interest in the Company.

Except for the limitations on the ownership and operation of cable television systems as described above, Mr. Dolan is not subject to any contractual limitations with respect to his other business activities and may engage in programming and other businesses related to cable television. A significant portion of Mr. Dolan's time may be spent, from time to time, in the management of such affiliates. Mr. Dolan will devote as much of his time to the business of the Company as is reasonably required to fulfill the duties of his office. During 2006, substantially all of Mr. Dolan's professional time was devoted to the business of the Company.

In the event that Charles F. Dolan or any Dolan family interest decides to offer (other than to any Dolan family interest or an entity affiliated with Mr. Dolan) for sale for his, her or its account any of his, her or its ownership interest in any cable television system or franchise therefore, he, she or it will (subject to the rights of third parties existing at such time) offer such interest to the Company. Mr. Dolan or such Dolan family interest may elect to require that, if the Company accepts such offer, up to one-half of the consideration for such interest would consist of shares of Class B common stock, which shares will be valued at the prevailing market price of the Class A common stock and the remainder would consist of shares of Class A common stock and/or cash. If a majority of the Independent Directors rejects such offer, Mr. Dolan or such Dolan family interest may sell such interest to third parties on terms no more favorable to such third parties than those offered to the Company. Neither Charles F. Dolan nor any family interest currently owns interests in any cable television system or franchise therefore, other than through the Company.

STOCK OWNERSHIP TABLE

This table shows the number and percentage of shares of Cablevision NY Group Class A common stock ("CNYG Class A Stock") and Cablevision NY Group Class B common stock ("CNYG Class B Stock") owned of record and beneficially as of April 17, 2007 by each director and each executive officer of the Company named in the summary compensation table. The table also shows the name, address and the number and percentage of shares owned by persons beneficially owning more than five (5%) percent of any class based upon filings made by those persons with the Securities and Exchange Commission on or prior to April 17, 2007.

Name and Address	Title of Stock Class(1)	Beneficial Ownership(1)(2)	Percent of Class	Combined Voting Power of all Classes of Stock Beneficially Owned(1)(2)
Dolan Family Group(3) 340 Crossways Park Drive Woodbury, NY 11797	CNYG Class A Stock CNYG Class B Stock	6,850,817 63,327,303	3.0% 100%	74.2%
Charles F. Dolan(3)(4)(12) 1111 Stewart Avenue Bethpage, NY 11714	CNYG Class A Stock CNYG Class B Stock	2,126,225 25,741,059	* 40.6%	30.1%
Helen A. Dolan(3)(5) 1111 Stewart Avenue Bethpage, NY 11714	CNYG Class A Stock CNYG Class B Stock	2,126,225 25,741,059	* 40.6%	30.1%
GAMCO Investors, Inc.(6) GAMCO Asset Management Inc.(6) One Corporate Center Rye, NY 10580	CNYG Class A Stock CNYG Class B Stock	19,510,500 —	8.5% —	2.3%
ClearBridge Advisors, LLC(7) ClearBridge Asset Management, Inc.(7) Smith Barney Fund Management LLC(7) 399 Park Avenue New York, NY 10022	CNYG Class A Stock CNYG Class B Stock	32,123,593 —	14.0% —	3.7%
James L. Dolan(3)(8)(9)	CNYG Class A Stock CNYG Class B Stock	1,177,611 —	* —	*
Hank J. Ratner(9)(10)	CNYG Class A Stock CNYG Class B Stock	1,057,429 —	* —	*
Thomas M. Rutledge(9)	CNYG Class A Stock CNYG Class B Stock	764,275 —	* —	*
Michael P. Huseby(9)	CNYG Class A Stock CNYG Class B Stock	85,968 —	* —	*
Patrick F. Dolan(3)(9)(11)	CNYG Class A Stock CNYG Class B Stock	117,062 —	* —	*
Rand V. Araskog(12)(13)	CNYG Class A Stock CNYG Class B Stock	58,000 —	* —	*
Frank J. Biondi(12)(13)	CNYG Class A Stock CNYG Class B Stock	8,230 —	* —	*
Grover C. Brown(12)(13)	CNYG Class A Stock CNYG Class B Stock	— —	* —	*

Name and Address	Title of Stock Class(1)	Beneficial Ownership(1)(2)	Percent of Class	Combined Voting Power of all Classes of Stock Beneficially Owned(1)(2)
Zachary W. Carter(12)(13)	CNYG Class A Stock	—	*	*
	CNYG Class B Stock	—	—	
Charles D. Ferris(12)(13)	CNYG Class A Stock	111,912	*	*
	CNYG Class B Stock	—	—	
Richard H. Hochman(12)(13)	CNYG Class A Stock	118,894	*	*
	CNYG Class B Stock	—	—	
Victor Oristano(12)(13)	CNYG Class A Stock	57,669	*	*
	CNYG Class B Stock	—	—	
Thomas V. Reifenheiser(12)(13)	CNYG Class A Stock	46,000	*	*
	CNYG Class B Stock	—	—	
John R. Ryan(12)(13)	CNYG Class A Stock	46,000	*	*
	CNYG Class B Stock	—	—	
Brian G. Sweeney(3)(9)(14)	CNYG Class A Stock	103,754	*	*
	CNYG Class B Stock	—	—	
Vincent Tese(12)(13)	CNYG Class A Stock	70,432	*	*
	CNYG Class B Stock	—	—	
Leonard Tow(12)(13)	CNYG Class A Stock	8,000	*	*
	CNYG Class B Stock	—	—	
Marianne Dolan Weber(3)(12)(13)	CNYG Class A Stock	14,381	*	*
1111 Stewart Avenue	CNYG Class B Stock	—	—	
Bethpage, NY 11714				
All executive officers and directors as a group (24) persons(3)(4)(8)(9)	CNYG Class A Stock	6,375,787	2.8%	30.6%
(10)(11)(12)(13)(14)	CNYG Class B Stock	25,741,059	40.6%	
Paul J. Dolan(3)(15)	CNYG Class A Stock	826,438	*	
100 Corporate Place, Suite 150	CNYG Class B Stock	15,362,683	24.3 %	17.9%
Chardon, OH 44024				
Kathleen M. Dolan(3)(16)	CNYG Class A Stock	1,091,299	*	
1111 Stewart Avenue	CNYG Class B Stock	30,096,220	47.5 %	35.0%
Bethpage, NY 11714				
Mary S. Dolan(3)(17)	CNYG Class A Stock	413,499	*	
300 So. Riverside Plaza, Suite 1480	CNYG Class B Stock	7,219,987	11.4 %	8.4%
Chicago, IL 60606				
Deborah A. Dolan-Sweeney(3)(18)	CNYG Class A Stock	103,754	*	
1111 Stewart Avenue	CNYG Class B Stock	—	—	*
Bethpage, NY 11714				
Matthew J. Dolan(3)(19)	CNYG Class A Stock	354,853	*	
231 Main Street Court House Annex	CNYG Class B Stock	7,271,042	11.5 %	8.5%
Chardon, OH 44024				
Dolan Family LLC(3)(20)	CNYG Class A Stock	—	—	9.2%
340 Crossways Park Drive	CNYG Class B Stock	7,977,325	12.6 %	
Woodbury, NY 11797				

Name and Address	Title of Stock Class(1)	Beneficial Ownership(1)(2)	Percent of Class	Combined Voting Power of all Classes of Stock Beneficially Owned(1)(2)
Charles F. Dolan 2001 Family Trust(3) 340 Crossways Park Drive Woodbury, NY 11797	CNYG Class A Stock CNYG Class B Stock	319,086 7,490,024	* 11.8 %	 8.7%
Lawrence J. Dolan(3)(21) Jacobs Field 2401 Ontario St., Cleveland, Ohio 44115	CNYG Class A Stock CNYG Class B Stock	344,086 7,490,024	* 11.8%	8.7%
David M. Dolan(3)(22) 7 Glenmaro Lane St. Louis, MO 63131	CNYG Class A Stock CNYG Class B Stock	1,562,945 7,490,024	* 11.8 %	8.9%

* Less than 1%

(1) Beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, and relationship or otherwise. Unless indicated, beneficial ownership disclosed consists of sole voting and investment power. Beneficial ownership of CNYG Class A Stock is exclusive of the shares of CNYG Class A Stock that are issuable upon conversion of shares of CNYG Class B Stock.

(2) Shares of CNYG Class B Stock are convertible into shares of CNYG Class A Stock at the option of the holder on a share for share basis. The holder of one share of CNYG Class A Stock has one vote per share at a meeting of our stockholders and the holder of one share of CNYG Class B Stock has 10 votes per share at a meeting of our stockholders, except in the separate elections of directors. Holders of CNYG Class A Stock have the right to elect 25% of the Board rounded up to the nearest whole director and the holders of CNYG Class B Stock have the right to elect the remaining members of the Board.

(3) Members of the Dolan family have formed a "group" for purposes of Section 13D of the Securities and Exchange Act of 1934. The members of this group (the "Group Members") are: Charles F. Dolan; Helen A. Dolan; James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, and the Dolan Progeny Trust (collectively, the "Family Trusts"), the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Deborah Trust, the DC Marianne Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6 and as sole Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust (the "2001 Trust"); David M. Dolan, as Trustee of the 2001 Trust; Paul J. Dolan, as a Trustee of each of the Family Trusts, the DC Kathleen Trust, the DC James Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and as Trustee of the CFD Trust No. 10; Matthew J. Dolan, as a Trustee of the DC Marianne Trust, the DC Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; Mary S. Dolan, as a Trustee of the DC Deborah Trust, the DC Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4; and Dolan Family LLC, a limited liability company. The Group Members may be deemed to beneficially own an aggregate of 70,178,120 shares of CNYG Class A Stock as a result of their beneficial ownership of (i) 6,850,817 shares of CNYG Class A Stock (including 1,090,353 shares of restricted stock and 918,176 shares of CNYG Class A Stock issuable upon the exercise of options granted pursuant to the Company's Employee Stock Plan, which on April 17, 2007, were unexercised but were exercisable within

a period of 60 days) and (ii) 63,327,303 shares of CNYG Class A Stock issuable upon conversion of an equal number of shares of CNYG Class B Stock. See footnotes: (4),(5),(8) and (10) through (22).

(4) Charles F. Dolan may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,675 shares of CNYG Class A Stock owned personally, 458,000 shares of restricted stock and 25,741,059 shares of CNYG Class A Stock issuable upon conversion of an equal number of shares of CNYG Class B Stock and the shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,189,350 shares of CNYG Class A Stock owned by the Dolan Family Foundation of which he disclaims beneficial ownership. Charles F. Dolan has pledged 4,200,000 shares of CNYG Class B Stock as collateral for a revolving loan agreement.

(5) Helen A. Dolan holds no Cablevision NY Group securities directly. She may be deemed to have the shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,189,350 shares of CNYG Class A Stock owned by the Dolan Family Foundation, of which she is a member and 936,875 shares of CNYG Class A Stock (including 458,000 shares of restricted stock and 477,200 shares of CNYG Class A Stock issuable upon exercise of options which on April 17, 2007 were unexercised but were exercisable within a period of 60 days) and 25,741,059 shares of CNYG Class A Stock issuable upon conversion of an equal number of shares of CNYG Class B Stock owned by Charles F. Dolan personally. She disclaims beneficial ownership of all such securities.

(6) The Company has been informed that certain operating subsidiaries of GAMCO Investors, Inc. ("GBL") beneficially held, or exercise investment discretion over various institutional accounts which beneficially held as of January 16, 2007, an aggregate of 19,510,500 shares of CNYG Class A Stock. GAMCO Asset Management, Inc. ("GAMCO") an investment advisor registered under the Investment Advisors Act of 1940, as amended, and a wholly-owned subsidiary of GBL, held sole dispositive power over 11,600,810 shares of CNYG Class A Stock and sole voting power over 11,222,647 shares of CNYG Class A Stock.

(7) The Company has been informed that ClearBridge Advisors, LLC, ClearBridge Asset Management, Inc. and Smith Barney Fund Management LLC held as a group, in accordance with Rule 13d-1(b)(1)(ii)(J) of the Securities Exchange Act of 1934, shared voting and shared dispositive power over 32,123,593 shares of CNYG Class A Stock as of December 31, 2006.

(8) James L. Dolan may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 215,958 shares of CNYG Class A Stock, 559,500 shares of restricted stock, 159 shares of CNYG Class A Stock held as custodian for a minor child and the shared power to vote or direct the vote of and to dispose of or direct the disposition of 27,328 shares of CNYG Class A Stock (including 10,600 of restricted stock and 7,001 shares of CNYG Class A Stock issuable upon exercise of options which on April 17, 2007 were unexercised but were exercisable within a period of 60 days) owned by his spouse. He disclaims beneficial ownership of 159 shares of CNYG Class A Stock held as custodian for a minor child and 27,328 shares of CNYG Class A Stock (including 10,600 of restricted stock and 7,001 shares of CNYG Class A Stock issuable upon exercise of options which on April 17, 2007 were unexercised but were exercisable within a period of 60 days) owned by his spouse.

(9) Includes shares of CNYG Class A Stock issuable upon the exercise of options granted pursuant to the Company's Employee Stock Plan, which on April 17, 2007, were unexercised but were exercisable within a period of 60 days. These amounts include the following number of shares of CNYG Class A Stock for the following individuals: Mr. Charles F. Dolan 477,200; Mr. James L. Dolan 374,666; Mr. Ratner 402,768; Mr. Rutledge 288,335; Mr. Patrick F. Dolan 26,244; Mr. Huseby 24,668; and Mr. Sweeney 25,065; all executive officers and directors as a group 1,708,353.

(10) Includes 16,965 shares of CNYG Class A Stock owned jointly with his spouse and 159 shares of CNYG Class A Stock owned by Mr. Ratner's son.

(11) Patrick F. Dolan may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition 75,490 shares of CNYG Class A Stock and 14,100 shares of restricted stock and the shared power to vote or direct the vote of and to dispose of or to direct the disposition of 1,228 shares

of CNYG Class A Stock owned by the Daniel P. Mucci Trust for which he serves as co-trustee. He disclaims beneficial ownership of the securities held by the Daniel P. Mucci Trust.

(12) Includes shares of CNYG Class A Stock issuable upon the exercise of options granted pursuant to the Company's Stock Plan for Non-Employee Directors. These amounts include the following number of shares of CNYG Class A Stock for the following individuals: Mr. Araskog 8,000; Mr. Biondi 8,000; Mr. Brown 0; Mr. Carter 0; Mr. Ferris 54,478; Mr. Hochman 50,098; Mr. Oristano 50,098; Mr. Reifenheiser 46,000; Mr. Ryan 46,000; Mr. Tese 50,098; Dr. Tow 8,000; and Ms. Dolan Weber 8,000.

(13) Does not include restricted stock units granted under the Company's Stock Plan for Non-Employee Directors. These amounts include the following number of restricted stock units for the following individuals: Mr. Araskog 3,563; Mr. Biondi 3,563; Mr. Brown 0; Mr. Carter 0; Mr. Ferris 7,312; Mr. Hochman 7,312; Mr. Oristano 7,312; Mr. Reifenheiser 7,312; Mr. Ryan 7,312; Mr. Tese 7,312; Dr. Tow 3,563; and Ms. Dolan Weber 3,563.

(14) Includes 6,381 shares of CNYG Class A Stock owned directly by his spouse, Deborah A. Dolan-Sweeney. He disclaims beneficial ownership of the shares owned by his spouse.

(15) Paul J. Dolan may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition 12,236 shares of CNYG Class A Stock held as custodian for minor children, 448,770 shares of CNYG Class A Stock owned by the CFD Trust No. 10 and shared power to vote or direct the vote of and to dispose of or direct the disposition of 14,429 shares of CNYG Class A Stock owned jointly with his spouse, an aggregate of 351,003 shares of CNYG Class A Stock owned by the CFD Trust Nos. 1 and 6, and an aggregate of 15,362,683 shares of CNYG Class A Stock issuable upon conversion of an equal number of shares of CNYG Class B Stock owned by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Kathleen Trust, the CFD Trust Nos. 1 and 6. He disclaims beneficial ownership of the 12,236 shares of CNYG Class A Stock held as custodian for minor children, 448,770 shares of CNYG Class A Stock owned by the CFD Trust No. 10, an aggregate of 351,003 shares of CNYG Class A Stock owned by the CFD Trust Nos. 1 and 6, and an aggregate of 15,362,683 shares of CNYG Class B Stock owned by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Kathleen Trust, the CFD Trust Nos. 1 and 6. See footnote (20) for a description of certain pledge arrangements.

(16) Kathleen M. Dolan may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of CNYG Class A Stock owned personally and an aggregate of 242,508 shares of CNYG Class A Stock issuable upon conversion of an equal number of shares of CNYG Class B Stock owned by the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust, the Marissa Waller 1989 Trust and the Tara Dolan 1989 Trust, and the shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,084,918 shares of CNYG Class A Stock owned by the CFD Trusts Nos. 1-6 and 29,853,712 shares of CNYG Class A Stock issuable upon conversion of an equal number of shares of CNYG Class B Stock owned by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust and the CFD Trusts Nos. 1-6. She disclaims beneficial ownership of 1,084,918 shares of CNYG Class A Stock owned by the CFD Trusts Nos. 1-6 and 30,096,220 shares of CNYG Class A Stock issuable upon conversion of an equal number of shares of CNYG Class B Stock owned by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust, the CFD Trusts Nos. 1-6, the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust. See footnote (20) for a description of certain pledge arrangements.

(17) Mary S. Dolan may be deemed to have the sole power to vote or direct the vote and to dispose of or direct the disposition of 6,750 shares of CNYG Class A Stock held as custodian for minor children and the shared power to vote or direct the vote of and to dispose of or direct the disposition of 23,837 shares of CNYG Class A Stock owned jointly with her spouse, an aggregate of 382,912 shares of CNYG Class A

Stock owned by CFD Trust Nos. 2 and 4 and an aggregate of 7,219,987 shares of CNYG Class A Stock issuable upon conversion of an equal number of shares of CNYG Class B Stock owned by the DC Deborah Trust, DC Patrick Trust, and CFD Trust Nos. 2 and 4. She disclaims beneficial ownership of 6,750 shares of CNYG Class A Stock held as custodian for minor children, an aggregate of 382,912 shares of CNYG Class A Stock owned by CFD Trust Nos. 2 and 4 and an aggregate of 7,219,987 shares of CNYG Class A Stock issuable upon the conversion of CNYG Class B Stock owned by the DC Deborah Trust, the DC Patrick Trust, and CFD Trust Nos. 2 and 4.

(18) Deborah A. Dolan-Sweeney may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of CNYG Class A Stock owned personally, and the shared power to vote or direct the vote of and to dispose of or direct the disposition of 97,373 shares of CNYG Class A Stock (including 48,153 of restricted stock and 25,065 shares of CNYG Class A Stock issuable upon exercise of options which on April 17, 2007 were unexercised but were exercisable within a period of 60 days) owned by her spouse, Brian G. Sweeney. She disclaims beneficial ownership 97,373 shares of CNYG Class A Stock (including 48,153 of restricted stock and 25,065 shares of CNYG Class A Stock issuable upon exercise of options which on April 17, 2007 were unexercised but were exercisable within a period of 60 days) owned by her spouse.

(19) Matthew J. Dolan may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 2,400 shares of CNYG Class A Stock owned personally and 1,450 shares of CNYG Class A Stock held as custodian for a minor child and the shared power to vote or direct the vote of and to dispose of or direct the disposition of an aggregate of 351,003 shares of CNYG Class A Stock owned by the CFD Trust Nos. 3 and 5 and 7,271,042 shares of CNYG Class A Stock issuable upon conversion of an equal number of shares of CNYG Class B Stock owned by the DC Marianne Trust, the DC Thomas Trust, and the CFD Trust Nos. 3 and 5. He disclaims beneficial ownership of 1,450 shares of CNYG Class A Stock held as custodian for a minor child, an aggregate of 351,003 shares of CNYG Class A Stock owned by the CFD Trust Nos. 3 and 5 and an aggregate of 7,271,042 shares of CNYG Class A Stock issuable upon conversion of an equal number of shares of CNYG Class B Stock owned by the DC Marianne Trust, the DC Thomas Trust, and the CFD Trust Nos. 3 and 5.

(20) Dolan Family LLC has pledged 7,977,325 shares of CNYG Class B Stock to Bear, Stearns International Limited ("Bear Stearns") as collateral to secure its obligations under a variable pre-paid forward contract with Bear Stearns with respect to an aggregate of 7,977,325 shares of CNYG Class A Stock (the "Forward Transaction") beneficially owned by Dolan Family LLC. The Forward Transaction has matured and the settlement dates have passed without settlement. Under the terms of the Forward Transaction collateral arrangements, Dolan Family LLC (or its members) retains the right to vote the pledged shares. Bear Stearns has agreed that if it realizes on the pledge it will convert the CNYG Class B Stock to CNYG Class A Stock.

(21) Lawrence J. Dolan may be deemed to have the shared power to vote or direct the vote of and to dispose of or direct the disposition of 25,000 shares of CNYG Class A Stock owned jointly with his spouse, 319,086 shares of CNYG Class A Stock owned by the 2001 Trust and 7,490,024 shares of CNYG Class A Stock issuable upon conversion of an equal number of shares of CNYG Class B Stock owned by the 2001 Trust. He disclaims beneficial ownership of 319,086 shares of CNYG Class A Stock owned by the 2001 Trust and 7,490,024 shares of CNYG Class A Stock issuable upon conversion of an equal number of shares of CNYG Class B Stock owned by the 2001 Trust.

(22) David M. Dolan may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 25,036 shares of CNYG Class A Stock owned by the David M. Dolan Revocable Trust and 1,196,823 shares of CNYG Class A Stock owned by the Charles F. Dolan Charitable Remainder Trust and the shared power to vote or direct the vote of and to dispose of or direct the disposition of 21,000 shares of CNYG Class A Stock owned by the Ann H. Dolan Revocable Trust, 1,000 shares of CNYG Class A Stock held by his spouse as custodian for a minor child, 319,086 shares of CNYG Class A Stock owned by the 2001 Trust, and 7,490,024 shares of CNYG Class A Stock issuable upon conversion of an equal number of shares of CNYG Class B Stock owned by the 2001 Trust. He

disclaims beneficial ownership of 1,196,823 shares of CNYG Class A Stock owned by the Charles F. Dolan Charitable Remainder Trust, 21,000 shares of CNYG Class A Stock owned by the Ann H. Dolan Revocable Trust, 1,000 shares of CNYG Class A Stock held by his spouse as custodian for a minor child, 319,086 shares of CNYG Class A Stock owned by the 2001 Trust, and 7,490,024 shares of CNYG Class A Stock issuable upon conversion of an equal number of shares of CNYG Class B Stock owned by the 2001 Trust.

The Dolan family interests (other than Charles F. Dolan and certain trusts) have agreed with the Company that in the case of any sale or disposition by Dolan family interests (other than Charles F. Dolan and certain trusts) of shares of Class B common stock to a holder other than Charles F. Dolan or Dolan family interests, the Class B common stock will be converted on the basis of one share of Class A common stock for each share of Class B common stock.

Charles F. Dolan, members of his family and related family entities, by virtue of their ownership of Class B common stock, are able collectively to control stockholder decisions on matters in which holders of Class A common stock and Class B common stock vote together as a class, and to elect up to 75% of the Company's Board. In addition, Charles F. Dolan, members of the Dolan family and related family entities entered into a Class B Stockholders Agreement which has the effect of causing the voting power of these Class B stockholders to be cast as a block for the election of Class B directors and any change of control transaction. A purpose of this agreement is to consolidate the Dolan family control of the Company.

Registration Rights. The Company has granted to each of Charles F. Dolan, certain Dolan family interests and the Dolan Family Foundation the right to require the Company to register, at any time prior to the death of both Mr. Dolan and his spouse, the shares of Class A common stock held by them provided that the shares requested to be registered shall have an aggregate market value of at least $3,000,000. There is no limitation on the number or frequency of the registrations that such parties can demand pursuant to the preceding sentence. After the death of both Mr. Dolan and his spouse, such parties will be permitted one additional registration. In addition, the Company has granted such parties "piggyback" rights pursuant to which they may require the Company to register their holdings of Class A common stock on any registration statement under the Act with respect to an offering by the Company or any security holder thereof (other than a registration statement on Form S-8 and S-4 or any successor form thereto).

The demand and "piggyback" registration rights referred to above are subject to certain limitations, which are intended to prevent undue interference with the Company's ability to distribute securities.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to regulations promulgated by the Securities and Exchange Commission, the Company is required to identify, based solely on a review of reports filed under Section 16(a) of the Securities Exchange Act of 1934, each person who, at any time during its fiscal year ended December 31, 2006, was a director, officer or beneficial owner of more than 10% of the Company's Class A common stock that failed to file on a timely basis any such reports. Based on such review, the Company is aware of no such failure other than an amended Form 4 report filed by Thomas C. Dolan in connection with stock option exercises in February 2006 and one report on Form 4 by each of Patrick F. Dolan and Brian Sweeney reporting a grant of restricted stock which was filed after the required filing date.

Matters To Be Raised At The 2007 Annual Meeting Not Included In This Proxy Statement

We do not know of any matters to be acted upon at the meeting other than those discussed in this proxy statement. If any other matter is presented, proxy holders will vote on the matter in their discretion.

Under our by-laws, in order to properly bring a proposal before the annual meeting, a stockholder must give the Company notice of the proposal not less than 60, nor more than 90 days prior to the date of the meeting. If, however, less than 70 days prior notice of the meeting date is given to stockholders, stockholders may notify the Company of a proposal up until the tenth day following the announcement. Under these criteria, stockholders have until May 31, 2007, to provide the Company with notice of a matter to be brought before the 2007 annual meeting.

Stockholder Proposals for 2008 Annual Meeting

Stockholders who, in accordance with Rule 14a-8 of the Securities and Exchange Commission, wish to present proposals at our 2008 annual meeting and wish to have those proposals included in the proxy materials to be distributed by us in connection with our 2008 annual meeting must submit their proposals to Cablevision Systems Corporation, Corporate Secretary, 1111 Stewart Avenue, Bethpage, New York 11714 on or before January 22, 2008. Any such proposal must meet the requirements set forth in the rules and regulations of the Securities and Exchange Commission, including Rule 14a-8, in order for such proposal to be eligible for inclusion in our 2008 proxy statement.

As described above under "Matters To Be Raised At The 2007 Annual Meeting Not Included In This Proxy Statement," in accordance with our by-laws, in order to be properly brought before the 2008 annual meeting, regardless of inclusion in our proxy statement, notice of the matter the stockholder wishes to present must be delivered to Cablevision Systems Corporation, Corporate Secretary, 1111 Stewart Avenue, Bethpage, New York 11714, not less than 60 nor more than 90 days prior to the date of the annual meeting. If, however the date of the meeting is publicly announced or disclosed less than 70 days prior to the date of the meeting, such notice must be given not more than ten days after such date is first so announced or disclosed.

Annual Report on Form 10-K

WE WILL FURNISH (UPON PAYMENT OF A REASONABLE CHARGE FOR ANY EXHIBIT REQUESTED) A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, TO ANY STOCKHOLDER WHO REQUESTS ONE IN WRITING. Any such request should be directed to Cablevision Systems Corporation, Investor Relations, 1111 Stewart Avenue, Bethpage, New York, 11714.

Victoria D. Salhus

Victoria D. Salhus
Senior Vice President,
Deputy General Counsel
and Secretary

Bethpage, New York
May 21, 2007

END

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CLASS A PROXY

CABLEVISION SYSTEMS CORPORATION

Solicited by The Board of Directors
Annual Meeting of Stockholders, June 14, 2007

The undersigned hereby appoints HANK J. RATNER, JONATHAN D. SCHWARTZ and VICTORIA D. SALHUS and each of them, jointly and severally, proxies with full power of substitution, to vote all stock of CABLEVISION SYSTEMS CORPORATION (the "Company") which the undersigned is entitled to vote at the Company's Annual Meeting of Stockholders to be held at the Company's executive offices, 1111 Stewart Avenue, Bethpage, New York, on Thursday, June 14, 2007, at 10:00 a.m., and at any adjournment or postponement thereof, hereby ratifying all that said proxies or their substitutes may do by virtue hereof, and the undersigned authorizes and instructs said proxies to vote as follows:

(Continued and to be signed on reverse side.)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ **FOLD AND DETACH HERE** ▲

Unless otherwise specified in the spaces provided, the undersigned's vote is cast FOR the election of the nominees for directors listed in Proposal (1) and FOR approval of Proposal (2) below, all as more fully described in the accompanying Proxy Statement.

Please Mark Here for Address Change or Comments ☐ SEE REVERSE SIDE

1. Election of the following nominees as Class A Directors:
   Nominees:
   (01) Grover C. Brown
   (02) Zachary W. Carter
   (03) Charles D. Ferris
   (04) Richard H. Hochman
   (05) Victor Oristano
   (06) Thomas V. Reifenheiser
   (07) John R. Ryan
   (08) Vincent Tese

FOR all nominees listed to the left	WITHHOLD AUTHORITY to vote for all nominees listed to the left	FOR all nominees except
☐	☐	☐

To withhold authority for any individual nominees, mark the "FOR all nominees except:" box and write that nominee's name on the space provided below.

____

2. Proposal to ratify the appointment of KPMG LLP as independent registered public accounting firm of the Company for fiscal year 2007

FOR	AGAINST	ABSTAIN
☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

Important Notice: All meeting attendees may be asked to present a valid, government-issued photo identification card (federal, state or local), such as a driver's license or passport, before entering the meeting. In addition, video and audio recording devices and other electronic devices will not be permitted at the meeting and attendees will be subject to security inspections.

Receipt of the Notice of said annual meeting and of the Proxy Statement and Annual Report of CABLEVISION SYSTEMS CORPORATION accompanying the same is hereby acknowledged.

Signature ______________________ Signature ______________________ Date __________, 2007

Your signature should appear the same as your name appears hereon. If signing as attorney, executor, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When a corporation gives the proxy, it should be signed by an authorized officer and the corporate seal affixed.

▲ FOLD AND DETACH HERE ▲

WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING, BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.

Internet and telephone voting is available through 11:59 PM Eastern Time the day prior to annual meeting day.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

INTERNET		TELEPHONE
http://www.proxyvoting.com/cvc	**OR**	**1-866-540-5760**
Use the internet to vote your proxy. Have your proxy card in hand when you access the web site.		Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.
To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

Choose **MLink**℠ for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to **Investor ServiceDirect®** at www.melloninvestor.com/isd where step-by-step instructions will prompt you through enrollment.

CLASS B PROXY

CABLEVISION SYSTEMS CORPORATION

Solicited by The Board of Directors
Annual Meeting of Stockholders, June 14, 2007

The undersigned hereby appoints HANK J. RATNER, JONATHAN D. SCHWARTZ and VICTORIA D. SALHUS and each of them, jointly and severally, proxies with full power of substitution, to vote all stock of CABLEVISION SYSTEMS CORPORATION (the "Company") which the undersigned is entitled to vote at the Company's Annual Meeting of Stockholders to be held at the Company's executive offices, 1111 Stewart Avenue, Bethpage, New York, on Thursday, June 14, 2007, at 10:00 a.m., and at any adjournment or postponement thereof, hereby ratifying all that said proxies or their substitutes may do by virtue hereof, and the undersigned authorizes and instructs said proxies to vote as follows:

(Continued and to be signed on reverse side.)

Address Change/Comments (Mark the corresponding box on the reverse side)

Please mark your votes as indicated in this example **X**

Unless otherwise specified in the spaces provided, the undersigned's vote is cast FOR the election of the nominees for directors listed in Proposal (1) and FOR approval of Proposal (2) below, all as more fully described in the accompanying Proxy Statement.

	FOR all nominees listed to the left	**WITHHOLD AUTHORITY** to vote for all nominees listed to the	**FOR** all nominees except:	
1. Election of the following nominees as Class B Directors: Nominees: (01) Rand V. Araskog (02) Frank J. Biondi (03) Charles F. Dolan (04) James L. Dolan (05) Marianne Dolan Weber (06) Patrick F. Dolan (07) Thomas C. Dolan (08) Brian G. Sweeney (09) Leonard Tow	☐	☐	☐	To withhold authority for any individual nominee(s), write that nominee's number on the space provided below. ____________________

	FOR	**AGAINST**	**ABSTAIN**
2. Proposal to ratify the appointment of KPMG LLP as independent registered public accounting firm of the Company for fiscal year 2007	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

Important Notice: All meeting attendees may be asked to present a valid, government-issued photo identification card (federal, state or local), such as a driver's license or passport, before entering the meeting. In addition, video and audio recording devices and other electronic devices will not be permitted at the meeting and attendees will be subject to security inspections.

Receipt of the Notice of said annual meeting and of the Proxy Statement and Annual Report of CABLEVISION SYSTEMS CORPORATION accompanying the same is hereby acknowledged.

Signature(s)____ Date ____________, 2007.

Your signature should appear the same as your name appears hereon. If signing as attorney, executor, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When a corporation gives the proxy, it should be signed by an authorized officer and the corporate seal affixed.